Form 20-F
period 2024-12-31
Hafnia Ltd
filed 2025-04-30
CIK 1815779

As filed with the Securities and Exchange Commission on April 30, 2025.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR
☐
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-41996

Hafnia Limited
(Exact name of Registrant as specified in its charter)

Singapore
(Jurisdiction of incorporation or Organization)
c/o Hafnia SG Pte. Ltd.
10 Pasir Panjang Road, #18-01
Singapore 117438
+65 6434 3770
(Address of principal executive offices)

Mikael Øpstun Skov & Petrus Wouter Van Echtelt
c/o Hafnia SG Pte. Ltd.
10 Pasir Panjang Road, #18-01
Singapore 117438
+65 6434 3770
ir@hafnia.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary shares	HAFN	New York Stock Exchange (“NYSE”)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As at December 31, 2024, there were 502,924,476 outstanding ordinary shares and 9,639,056 treasury shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes  ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes  ☐ No  ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes  ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405) of this chapter during the preceding 12 months (or for such shorter period that the registrant was required to submit such files):
Yes  ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒	Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐
†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
☐	U.S. GAAP
☒	International Financial Reporting Standards as issued by the International Accounting Standards Board
☐	Other
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
 ☐ Item 17  ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes  ☐ No  ☒

i

EXPLANATORY NOTE AND PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We prepare and report our financial statements in accordance with International Financial Reporting Standards Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). We maintain our books and records in U.S. dollars.

Unless otherwise indicated, the terms “Company”, “we”, “us”, or “Hafnia” refer to Hafnia Limited and, as the context requires, Hafnia and its consolidated subsidiaries, and “Group” refers to Hafnia and its consolidated subsidiaries. “Board of Directors” refers to the board of directors of Hafnia Limited as at the date of this Annual Report or, as the context requires, the board of directors of Hafnia Limited from time to time.

We use the term deadweight ton, or dwt, in describing the size of our vessels in our Combined Fleet. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.

We have made rounding adjustments to some of the figures included in this Annual Report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

Unless otherwise indicated, all references to “U.S. dollars”, “U.S. $” and “$” in this Annual Report are to the lawful currency of the United States of America (“U.S.” or the “United States”), references to “Singapore dollars” or “SGD” are to the lawful currency of the Republic of Singapore (“Singapore”), references to “Danske Kroner” or “DKK” are to the lawful currency of Denmark, references to “Euro” or “EUR” are to the lawful common currency of the EU member states who have adopted the Euro as their sole national currency and references to “Norwegian Kroner” and “NOK” are to the lawful currency of Norway.

As used herein, the terms “Hafnia Vessels” refers to our wholly-owned or sale and lease-back financed vessels, “TC Vessels” refers to our time chartered-in vessels, “JV Vessels” refers to vessels (including newbuilds) owned by joint venture companies in which we have a 50% voting interest and “Pool Vessels” refers to the vessels owned by third parties operating in our Pools. “Pools” refers to the Long Range II (“LR2”) Pool, Long Range I (“LR1”) Pool, Medium Range (“MR”) Pool, Handy Pool, Chemical-MR Pool, Chemical-Handy Pool, Panamax Pool and Small, Intermediate and City Pools (the Small, Intermediate and City Pools together, the “Specialised Pool”) as further described and defined in “Item 4. Information on the Company”.

Additionally, the term “Hafnia Fleet” refers to our Hafnia Vessels, TC Vessels and JV Vessels, collectively, and the term “Combined Fleet” refers to the combined fleet of the Hafnia Fleet, the Pool Vessels, and any other vessels that we commercially manage separately from the Pools.

Our Combined Fleet comprises product tankers. Certain of these product tankers could also be referred to as chemical tankers as they have been designed to comply with certain requirements to allow them to transport chemical products. Their ability to transport chemical products are in addition to their ability to transport the type of products normally carried by product tankers and we therefore consider our ‘chemical’ tankers a variant of our product tankers and not a separate type of vessel.

KEY PERFORMANCE INDICATORS

Throughout this Annual Report, we provide a number of key performance indicators used by our management and often used by competitors in our industry.

“Adjusted EBITDA” is a non-IFRS financial measure and as used herein represents earnings before financial income and expenses, depreciation, impairment, amortisation and taxes. Adjusted EBITDA additionally includes adjustments for gain/(loss) on disposal of vessels and/or subsidiaries, share of profit and loss from equity accounted investments, interest income and interest expense, capitalised financing fees written off and other finance expenses. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as lenders, to assess our operating performance as well as compliance with the financial covenants and restrictions contained in our financing agreements. We believe that Adjusted EBITDA assists management and investors by increasing comparability of our performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortisation and taxes. These are items that could be affected by various changing financing methods and capital structure which may significantly affect profit/(loss) between periods. Including Adjusted EBITDA as a measure benefits investors in selecting between investment alternatives. Adjusted EBITDA is a non-IFRS financial measure and should not be considered as an alternative to net income or any other measure of our financial performance calculated in accordance with IFRS. Adjusted EBITDA excludes some, but not all, items that affect profit/(loss) and these measures may vary among other companies. Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies.

Time Charter Equivalent (or “TCE” or “TCE income”) is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters and time charters) under which vessels may be employed between the periods. We define TCE income as income from time charters and voyage charters (including certain income from our Pools as described further in “Item 5. Operating and Financial Review and Prospects”) for our Hafnia Vessels and TC Vessels less voyage expenses (including fuel oil, port costs, brokers’ commissions, and other voyage expenses).

We present TCE income per operating day, a non-IFRS measure, as we believe it provides additional meaningful information in conjunction with revenues, the most directly comparable IFRS measure, because it assists management in making decisions regarding the deployment and use of our Hafnia Vessels and TC Vessels and in evaluating their financial performance. Our calculation of TCE income may not be comparable to that reported by other shipping companies.

These and other key performance indicators are discussed in more detail in “Item 5. Operating and Financial Review and Prospects – A. Operating Results.”

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this Annual Report concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on industry publications and other published industry sources prepared by third parties, including Clarksons Research Services Limited (“Clarksons Research”), as well as publicly available information. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires. We believe the data from third-party sources to be reliable based on our management’s knowledge of the industry.

The discussion contained under the heading “Item 4. Information on the Company – B. Business Overview – Industry” was commissioned by us and provided by Clarksons Research, who have confirmed to us that they believe the discussion accurately describes the international product tanker industry as at the date of this Annual Report. This disclosure was provided to us on April 11, 2025 and Clarksons Research notified us that the cut-off date for the information contained therein was April 1, 2025. The statistical and graphical information we use in this Annual Report has been compiled by Clarksons Research, from its database and other industry sources. Clarksons Research compiles and publishes data for the benefit of its clients. In connection therewith, Clarksons Research has advised that (i) certain information in Clarksons Research’s database is derived from estimates or subjective judgments, (ii) the information in the databases of other maritime data collection agencies may differ from the information in Clarksons Research’s database and (iii) while Clarksons Research has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures.

TRADEMARKS

This Annual Report may contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this Annual Report is not intended to, and does not, imply a relationship with, or endorsement or sponsorship by, us. Solely for convenience, the trademarks, service marks and trade names presented in this Annual Report may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks, service marks and trade names.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Our disclosure and analysis in this Annual Report, including that pertaining to our operations, cash flows, and financial position, including in particular, the likelihood of our success in developing and expanding our business, contains statements that constitute forward-looking statements about us and our industry. These forward-looking statements are based on current expectations, estimates, assumptions and projections about our business and our future financial results, and you should not place undue reliance on them.

All statements other than statements of historical fact or present fact and circumstance contained in this Annual Report, including, without limitation, statements regarding our future results of operations or financial condition, business strategy, acquisition plans and strategy, economic conditions, both generally and in particular in the tanker industry, and objectives of management for future operations, are forward-looking statements. Many of the forward-looking statements contained in this Annual Report can be identified by the use of forward-looking terminology, such as the terms “anticipates”, “assumes”, “believes”, “can”, “contemplate”, “continue”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “likely”, “may”, “might”, “plans”, “potential”, “projects”, “seek”, “should”, “target”, “will”, “would” or, in each case, their negative, or other variations or comparable terminology.

Forward-looking statements appear in a number of places in this Annual Report and include, but are not limited to, statements regarding our intentions, beliefs or current expectations concerning, among other things, our financial strength and position, operating results, liquidity, prospects, growth, the implementation of strategic initiatives, as well as other statements relating to our future business development, financial performance and the industry in which we operate. You should not rely on forward-looking statements as predictions of future events. You should be cautioned that forward-looking statements are not guarantees of future performance and that our actual financial position, operating results and liquidity, and the development of the industry and potential market in which we operate in the future may differ materially from those made in, or suggested by, the forward-looking statements contained in this Annual Report. We cannot guarantee that the intentions, beliefs or current expectations upon which our forward-looking statements are based will occur.

By their nature, forward-looking statements involve, and are subject to, known and unknown risks, uncertainties and assumptions as they relate to events and depend on circumstances that may or may not occur in the future. Because of these known and unknown risks, uncertainties and assumptions, the outcome may differ materially from those set out in the forward-looking statements. Forward-looking statements are not historical facts or present facts or circumstances but are based on our management’s beliefs and assumptions and on information currently available to our management.

Forward-looking statements include, but are not limited to, such matters as:

•
our future operating and financial results and our future financial condition, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our business strategy, and expected capital spending and operating expenses, including drydocking and insurance costs;

•
global and regional economic and political conditions, including piracy, war, including but not limited to, the war between Russia and Ukraine, and other conflicts, including but not limited to, the conflict between Israel and Hamas;

•	the health and condition of world economies and currencies, including the value of the U.S. dollar relative to other currencies;

•	fluctuations in commodity prices, interest rates and foreign exchange rates;

•
our expectations of the availability of vessels to purchase, the time it may take to construct new vessels and vessels’ useful lives as well as our plans to acquire vessels and any associated contracts thereof;

•	expected trends in our industry, including those discussed under “Item 4. Information on the Company – B. Business Overview – Industry”;

•	expected trends in the supply and demand for products we transport;

•	expected employment of the vessels in our Combined Fleet, including our ability to enter into time charters after our current charters expire and our ability to earn income in the spot market;

•	expected impact of tariffs, trade barriers, import and export restrictions and sanctions;

•	expected trends in the shipping market, including charter rates for chemical and product tankers and factors affecting supply and demand for chemical and product tankers;

•	our realisation of the expected benefits of our redomiciliation from Bermuda to Singapore (the “Redomiciliation”);

•	intention to reduce carbon emissions intensity; and

•	the future price of our ordinary shares.

Many of these forward-looking statements are based on our assumptions about factors that are beyond our ability to control or predict and such statements are subject to risks and uncertainties. Actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under “Item 3. Key Information – D. Risk Factors” in this Annual Report. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. These factors and the other risk factors described in this Annual Report are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. These risks and uncertainties include factors relating to:

•
general economic, political, security, and business conditions, including the development of the ongoing war between Russia and Ukraine, the conflict between Israel and Hamas, disruptions in the Red Sea, sanctions, and other measures;

•	general chemical and product tanker market conditions, including fluctuations in charter rates, vessel values and factors affecting supply and demand of crude oil and petroleum products or chemicals;

•	the imposition by the United States, China, EU and other countries of tariffs and other policies and regulations affecting international trade, including fees and import and export restrictions;

•	changes in expected trends in recycling of vessels;

•	changes in demand in the chemical and product tanker industry, including the market for LR2, LR1, MR and Handy chemical and product tankers;

•	competition within our industry, including changes in the supply of chemical and product tankers;

•	our ability to successfully employ the vessels in our Hafnia Fleet and the vessels under our commercial management;

•	changes in our operating expenses, including fuel or cooling down prices and lay-up costs when vessels are not on charter, drydocking and insurance costs;

•	changes in international treaties, governmental regulation, tax and trade matters and actions taken by regulatory authorities;

•	potential disruption of shipping routes and demand due to accidents, piracy or political events;

•	vessel breakdowns and instances of loss of hire;

•	vessel underperformance and related warranty claims;

•	our expectations regarding the availability of vessel acquisitions and our ability to complete the acquisition of newbuild vessels;

•	our ability to procure or have access to financing and refinancing;

•	our continued borrowing availability under our credit facilities and compliance with the financial covenants therein;

•	fluctuations in commodity prices, foreign currency exchange and interest rates;

v

•	potential conflicts of interest involving our significant shareholders;

•	our ability to pay dividends;

•	technological developments;

•	the occurrence, length and severity of epidemics and pandemics and the impact on the demand for transportation of chemical and petroleum products;

•
the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to environmental, social and governance initiatives, objectives and compliance;

•	other factors that may affect our financial condition, liquidity and results of operations; and

•	other risk factors discussed under “Item 3. Key Information – D. Risk Factors.”

Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report.

The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements. All forward-looking statements in this Annual Report are qualified in their entirety by the cautionary statements contained in this Annual Report.

The forward-looking statements made in this Annual Report relate only to events as at the date on which the statements are made. All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained in or referred to in this section. We undertake no obligation, and specifically decline any obligation, except as required by law, to update or revise any forward-looking statements made in this Annual Report to reflect events or circumstances after the date of this Annual Report or to reflect new information or the occurrence of unanticipated events or otherwise, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements because they are statements about events that are not certain to occur as described or at all. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Not applicable.

B.	Advisers

Not applicable.

C.	Auditors

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

A.	Offer Statistics

Not applicable.

B.	Method And Expected Timetable

Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

An investment in the ordinary shares of Hafnia Limited involves inherent risk. You should carefully consider the risk factors set out in this section and all information contained in this Annual Report, including the financial statements and related notes. The risk factors and uncertainties described in this “Item 3. Key Information – D. Risk Factors” are the material known risks and uncertainties faced by us as at the date of this Annual Report and represents those risks that we believe are the material risks relevant to an investor when making an investment in our ordinary shares. Beyond the specific risks we consider material, we could also be impacted by broader factors common to other companies, including issues arising from international operations, climate change, technological shifts and geopolitical events. An investment in Hafnia Limited and our ordinary shares is suitable only for investors who understand the risks associated with this type of investment and who can afford to lose all or part of their investment.

Our business, financial condition, cash flows, results of operations, ability to pay dividends, future prospects and/or financial performance could be materially and adversely affected if any of the risks described below occur either individually or together with other circumstances. As a result, the market price of our ordinary shares could decline, and you could lose all or part of your investment. You should carefully consider these risk factors and the information and data set forth elsewhere in this Annual Report.

The absence of negative past experience associated with a given risk factor does not mean that the risks and uncertainties described therein should not be considered prior to making an investment decision. If any of the risk factors described below were to materialise, individually or together with other circumstances, it could have material and adverse impact on us and/or our business, results of operations, cash flows, financial condition and/or prospects, which may cause a decline in the value and trading price of our ordinary shares. A decline in the value and trading price in our ordinary shares could result in a loss of all or part of an investment in our ordinary shares. Additional risk factors of which we are currently unaware, or which we currently deem not to be risks, may also have corresponding negative effects.

This Annual Report also contains forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements due to certain factors, including the risks facing our Company.

The risk factors included in this “Item 3. Key Information – D. Risk Factors” are presented in a limited number of categories, where each individual risk factor is intended to be placed in the most appropriate category based on the nature of the risk it represents. This does not mean that the risk factor could not have effects outside the category in which it is listed. Within each category, the risk factors deemed most material for us, taking into account their potential negative effect on us and our subsidiaries and the probability of their occurrence, are set out first. This does not mean that the remaining risk factors are ranked in order of their materiality or comprehensibility, nor based on a probability of their occurrence. The risks mentioned herein could materialise individually, cumulatively, or together with other circumstances. We have in some of the risk factors indicated whether they would concern, affect and/or impact our Hafnia Vessels, TC Vessels, JV Vessels and/or Pool Vessels. This is merely to illustrate the potential impacts and does not mean that categories of vessels not listed in the risk factor in question would not be affected and/or impacted by the risks set out in the risk factor.

Summary of Key Risks

The below bullets summarise the principal risk factors related to an investment in Hafnia. Refer to the discussion below this summary for further elaboration of these and other risks relevant when considering an investment in our ordinary shares.

•
Developments in the global economy and the tanker industry, including the chemical and product tanker market, resulting in a reduction of hire and freight rates could adversely affect our business, financial condition, cash flows and results of operation.

•	The tanker industry is cyclical and volatile, which may adversely affect our earnings and available cash flow.

•
A reduction in the demand for oil including from a shift in consumer demand towards other energy sources, and the occurrence of ‘peak oil’ may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

•
Changes in the economic, regulatory and political conditions in certain countries or regions and/or the development or increase of geopolitical tension as well as government responses thereto, including but not limited to the imposition of tariffs, trade barriers, port fees, and sanctions may have a negative effect on our business, operation, earnings, cash flow and financial condition.

•	Changes in global trading patterns, particularly, but not limited to, the trading patterns for oil and oil products, may have a negative impact on our business.

•
An economic slowdown in the world or in certain regions or changes in the economic and political environment in throughout the world or in certain regions could have a material adverse effect on our business, financial condition, and results of operations.

•
We are subject to complex laws and regulations, including environmental laws and regulations, that can increase our liability and adversely affect our business, results of operations, cash flows and financial condition, and our available cash.

•
Our global operations expose us to global risks, such as political instability, terrorist or other attacks, war, and international hostilities which may affect the tanker industry and adversely affect our business.

•
Disruptions to shipping in the Red Sea in connection with the conflict between Israel and Hamas could have a negative effect on our operations, business, cash flows, financial condition, and results of operation.

•
If vessels in our Combined Fleet call on ports located in countries or territories that are subject to sanctions or embargoes imposed by the United States, the European Union, the United Kingdom, or other governments or our operations are otherwise deemed in conflict with sanctions or embargoes, monetary fines or other penalties could be imposed on us and our reputation may suffer harm.

•
Compliance with international safety regulations and other vessel requirements verified by classification societies may be costly. Noncompliance with such regulations and requirements could adversely affect our business, financial condition, and results of operations.

•	Operation and management of a chemical and product tanker fleet involves a high degree of risk.

•	International, regional, and local competition rules and regulations for the shipping industry may adversely affect our business, financial condition and results of operations.

•
Breakdowns in our information technology, including as a result of cyberattacks, disruptions, failures, or security breaches may negatively impact our business, including our ability to service customers, and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

•
The market values of our Hafnia Vessels and JV Vessels may fluctuate substantially potentially leading to impairment charges, losses upon the sale of a vessel or other material adverse effects on our business, financing agreements, or financial condition.

•	Increased levels of competition in the chemical and product tanker industry could adversely affect our business.

•
We will be required to make substantial additional capital expenditures in order to maintain the quality and operating capacity of our Hafnia Vessels, to acquire new vessels to replace our existing vessels before or at the end of their useful lives and in the event that we should decide to expand the number of vessels in our Hafnia Fleet. If we do not set aside funds or are unable to borrow or raise funds in the future or if we are unable to correctly time our capital expenditures, it may adversely affect our revenue, business, results of operations, financial condition and available cash.

•
We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations, financial condition, and cash flows.

•	Insurance may be difficult to obtain, and if obtained, may not be adequate to cover our losses that may result from our operations due to the inherent operational risks of the tanker industry.

•
Failure to comply with the U.S. Foreign Corrupt Practices Act, the United Kingdom Bribery Act 2010, the Prevention of Corruption Act 1960 of Singapore or other applicable anti-bribery regulations, anti-corruption regulations, anti-money laundering regulations or any other laws affecting our operations could result in fines, criminal penalties or contract terminations and could have an adverse effect on our business, reputation, and financial condition.

•
We derive a significant portion of our revenue from our top five customers, and the loss or default of any such customers could result in a significant loss of revenue and adversely affect our business.

•	Our major shareholder, currently BW Group Limited, may have interests that are different from our interests and the interests of our other shareholders.

•	We are a Singapore company and the rights of our shareholders may differ from the rights and protections typically offered to shareholders of a U.S. corporation organised in Delaware.

•
We have a significant amount of financial debt and servicing our current or future indebtedness limits funds available for other purposes and if we cannot service our debt, we may lose the vessels in our Hafnia Fleet.

•
Our credit facilities and lease financing agreements contain covenants which may limit our ability to conduct certain activities, and further, we may be unable to comply with such covenants, which could result in an event of default under the terms of such agreements.

•	We may be exposed to risk in relation to our use of derivative instruments.

•	A change in tax laws in any country in which we operate, including, but not limited to, the imposition of freight taxes, or disagreements with tax authorities could adversely affect us.

•	A change to the way in which our international shipping income is taxed in Singapore could have an adverse effect on our business and results of operations.

•	We could be treated as or become a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, which could have adverse U.S. federal income tax consequences to U.S. shareholders.

•	Our share price has fluctuated in the past, has been volatile and may be volatile in the future and as a result, investors in our ordinary shares could incur substantial losses.

•	We do not know whether a market for our ordinary shares will be sustained to provide you with adequate liquidity.

•
Future sales or issuances of our ordinary shares in the public markets, the perception that they might occur, or future offerings of debt securities or preferred shares, could cause the price of our ordinary shares to decline, could dilute your voting power and your ownership interest in us and/or could lead to a loss of all or part of your investment.

•	We cannot assure you that we will pay dividends on our ordinary shares.

•
We have previously identified material weaknesses in our internal control over financial reporting that could, if not remediated, result in material misstatements in our financial statements. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.

Risks Related to Our Industry

Developments in the global economy and the tanker industry, including the chemical and product tanker market, resulting in a reduction of hire and freight rates could adversely affect our business, financial condition, cash flows and results of operation.

Our earnings and available cash are dependent on our ability to charge profitable hire or freight rates for the vessels in our Combined Fleet. A significant portion of our earnings are related to the oil and petroleum product industry and we rely significantly on the cash flows generated from the employment of our Hafnia Vessels and TC Vessels in the product tanker sector of the shipping industry. Due to our lack of diversification, adverse developments in the tanker industry have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets or lines of business. Our operations are in this regard subject to most of the risks common in our industry and the chemical and product tanker market. A number of factors outside of our control may adversely affect the hire and freight rates we are able to charge for the vessels in our Combined Fleet, including, but not limited to, the global supply of vessel capacity, bunker fuel prices, emissions taxes, and global demand for oil, oil products and chemicals. Adverse developments in the product tanker market could therefore negatively affect our financial condition, cash flows and our profitability.

We are particularly exposed to the short-term spot market. As at December 31, 2024, approximately 82% of the vessels in our Hafnia Fleet were operated in the spot market on short-term contracts that normally do not extend beyond three months. Therefore, any adverse changes in the spot market hire or freight rates may significantly impact our revenue and financial condition. Our significant exposure to the short-term spot market entails that our revenue is to a certain extent affected even by short-term fluctuations and extraordinary events that temporarily affect hire or freight rates.

In case of adverse developments in the global economy and the tanker industry that result in, for example, an oversupply of chemical and product tanker capacity, we may not be able to re-charter vessels at attractive rates. If we are unable to re-employ a Hafnia Vessel, we will not receive any revenue from that vessel, but we would still incur expenses relating to maintaining the vessel in operating condition as well as interest and principal on our debt.

We monitor market developments closely to make timely and appropriate decisions regarding the deployment of our Combined Fleet and investment decisions. However, adverse and unpredictable developments in the global chemical and product tanker market could result in deviations between our estimates and assumptions and the actual market situation. A lower demand for chemical and product tanker capacity and consequential reductions in hire and freight rates may have a significant negative impact on us, our business, results of operations, cash flow, financial condition and ability to pay dividends.

The tanker industry is cyclical and volatile, which may adversely affect our earnings and available cash flow.

The tanker industry is both cyclical and volatile in terms of charter rates and profitability. Periodic adjustments to the supply of and demand for chemical and product tankers cause the industry to be cyclical in nature. We expect continued volatility in market rates for vessels in our Combined Fleet in the foreseeable future with a consequent effect on our short- and medium-term liquidity. A worsening of current global economic conditions may cause tanker charter rates to decline and thereby adversely affect our ability to charter or re-charter vessels in our Combined Fleet or to sell Hafnia Vessels on the expiration or termination of their charters. Additionally, the rates payable in respect of our Hafnia Vessels and TC Vessels currently operating in tanker pools, or any renewal or replacement charters that we enter into, may not be sufficient to allow us to operate our Hafnia Vessels and TC Vessels profitably.

Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products. Factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence supply and demand for tanker capacity and/or influence the demand for the cargo transported by our Combined Fleet and thereby the demand for tanker capacity include, but are not limited to:

•	supply of and demand for energy resources and oil and petroleum products;

•	supply of and demand for chemical products;

•	supply of and demand for alternative sources of energy;

•
changes in the price of oil and oil products, changes in the consumption of oil and petroleum products due to availability of new, alternative energy sources or changes in the price of oil and petroleum products relative to other energy sources, regulations requiring the use of alternative energy sources, or other factors making consumption of oil and petroleum products less attractive;

•	changes in the consumption of chemicals;

•	the number of shipyards and ability of shipyards to deliver vessels;

•	the price of newbuilds and the number of newbuild orders and deliveries, including slippage in deliveries;

•	technological advances in tanker design and capacity;

•	prices of steel and vessel equipment;

•	availability of financing for new vessels and shipping activity and the available interest rate on financing;

•	the number of vessel casualties;

•	the extent and impact of recycling of older vessels, depending, among other things, on recycling rates and international recycling regulations;

•	the number of conversions of tankers to other uses or conversions of other vessels to tankers;

•	the number of product tankers trading crude or “dirty” oil products (such as fuel oil);

•	the number of crude oil tankers and “dirty” product tankers used for transportation of clean petroleum products;

•	the number of vessels that are out of service, namely those that are laid up, drydocked, awaiting repairs, used for floating storage, or otherwise not available for hire;

•	the efficiency and age of the world tanker fleet;

•	technical developments which affect the efficiency of vessels and time to vessel obsolescence;

•	prevailing and expected future freight and charter rates;

•	cost of bunkers and other sources of fuel for vessels and the impact on vessel speed;

•	operating costs, including costs associated with classification society surveys, maintenance costs and insurance costs;

•	regional availability of refining capacity and inventories compared to geographies of oil production regions;

•
increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing or the development of new pipeline systems in markets we may serve or the conversion of existing non-oil pipelines to oil pipelines in those markets;

•	market expectations with respect to future supply of petroleum and petroleum products;

•	regional availability of chemicals production and usage;

•	developments in international trade, including refinery additions and closures;

•	national policies regarding strategic oil inventories (including if strategic reserves are set at a lower level in the future as oil decreases in the energy mix);

•	global and regional economic and political conditions, including economic slowdowns in certain countries and/or regions;

•	inflationary pressure and the impact of policies aimed at combating inflation;

•	currency exchange rates;

•	changes in seaborne and other transportation patterns, including changes to the distance over which oil, oil products and chemical products are to be moved by sea;

•	changes in governmental or maritime self-regulatory organisations’ rules and regulations or actions taken by regulatory authorities;

•	changes in government and industry environmental, maritime transportation, and other regulations, recommendations and practices;

•	product imbalances and hence lack of or surplus supply in certain regions (affecting the level of trading activity);

•	business disruptions, including supply chain issues, due to climate, weather, and natural or other disasters, or otherwise;

•	seasonal variations in the demand for oil caused by, amongst other things, lower consumption of oil in the northern hemisphere in the summer months as well as refinery maintenance in this period;

•
global and regional political developments, including ‘trade wars’ and armed conflicts, including the ongoing war between Russia and Ukraine, the conflict between Israel and Hamas, and other international hostilities or terrorist activities;

•	labour disruptions including strikes and lock-outs;

•	port or canal congestion;

•	crew availability;

•	developments in international trade, including those relating to the imposition of tariffs; and

•	international sanctions, embargoes, price caps, import and export restrictions, nationalisations, and wars.

Declines in oil and natural gas prices for an extended period of time, or market expectations of potential decreases in these prices, could negatively affect the tanker sector and/or our future growth in the tanker sector. Sustained periods of low oil and natural gas prices typically result in reduced exploration and extraction because oil and natural gas companies’ capital expenditure budgets are subject to cash flow from such activities and are therefore sensitive to changes in energy prices. These changes in commodity prices can have a material effect on demand for our services, and periods of low demand can cause excess vessel supply and intensify the competition in the industry, which often results in vessels, particularly older and less technologically advanced vessels, being idle for long periods of time. We cannot predict the future level of demand for our services or future conditions of the oil and natural gas industry. Any decrease in exploration, development or production expenditures by oil and natural gas companies could reduce our revenues and materially harm our business, results of operations and cash available for distribution.

Developments in technology impacts global supply chains, including by increasing digitisation and automation. If automation and digitisation become more commercially viable and/or production of goods becomes more regional or local, the volumes of raw materials, intermediate products and goods being transported could decrease, which could have a negative effect on the demand for maritime fuels and consequently, our services. Such decrease in demand for our services would negatively impact our business, financial condition, and results of operations.

 Recently, the U.S. Trade Representative (“USTR”) announced actions relating to Chinese influence in the maritime, logistics and shipbuilding sectors which included, amongst other things, a proposal for additional port fees to be charged when Chinese-built vessels call U.S. ports. See “Changes in the economic, regulatory and political conditions in certain countries or regions and/or the development or increase of geopolitical tension as well as government responses thereto, including but not limited to the imposition of tariffs, trade barriers, port fees, and sanctions may have a negative effect on our business, operation, earnings, cash flow and financial condition.” for additional description of the USTR’s proposal. If fees are introduced in the United States and/or other countries on U.S. port calls by vessels built in China and/or by vessels with Chinese owners or operators, the supply of vessels may be affected, which could affect the available charter rates and which could have an effect on our results of operations.

A reduction in the demand for oil, including from a shift in consumer demand towards other energy sources, and the occurrence of ‘peak oil’ may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

A shift in or disruption of the consumer demand from oil towards other energy resources such as wind, solar energy and other renewable energy sources, electricity, natural gas, liquefied natural gas or hydrogen as well as a shift in governmental commitments and support for energy transition programs will potentially negatively affect the demand for our product tankers. A shift from the use of internal combustion engine vehicles to electric vehicles may also reduce the demand for oil. Additionally, when global crude oil production hits the maximum rate and permanently starts to decline (‘peak oil’), it will likely impact the global product tanker market, and thus our business. While the International Energy Agency forecasts that global oil demand will peak in 2030, the Organization of the Petroleum Exporting Countries (“OPEC”) does not foresee a peak in global oil demand in their long-term forecasts. Nonetheless, if oil prices decline to uneconomic levels for producers, it may lead to declining output. A decline in the production of crude oil and/or the demand for crude oil and oil products would likely result in an oversupply of product tanker capacity and may lead to a decline of the earnings from Hafnia Vessels and TC Vessels employed on charters related to market rates and may cause the value of our Hafnia Vessels and JV Vessels to decline. Further, there is a risk that financial institutions and investors will move away from allocating capital to businesses involved in the transportation of fossil fuels. As such, it is likely that a shift in the demand for oil and the occurrence of ‘peak oil’ would adversely affect our results of operations, cash flow and access to capital from external sources.

An over supply of tanker capacity may lead to a reduction of charter rates, which may limit our ability to operate the vessels in our Combined Fleet profitably.

The market supply of tankers is affected by a number of factors, such as supply and demand for energy resources, including oil and petroleum products, supply and demand for seaborne transportation of such energy resources, and the current and expected purchase orders for newbuilds. The product tanker newbuild orderbook equalled approximately 22% of the existing world product tanker fleet in tonnage terms at the end of 2024. No assurance can be given that the orderbook will not increase further in proportion to the existing fleet. In addition, product and crude tankers may be “cleaned up” from “dirty/crude” trades and swapped back into the product tanker market to transport clean petroleum products. This would as a result increase the available product tanker tonnage, which may in turn affect the supply and demand balance for our product tankers. This shift was observed in the second half of 2024 when low crude freight rates prompted the transition of crude tankers into trading clean products.

If the capacity of new tankers delivered exceeds the capacity of tankers being recycled or converted to non-trading tankers, tanker capacity will increase. An oversupply of product tanker capacity or a decrease in demand for product tankers or the products carried by product tankers may render us unable to re-charter our Hafnia Vessels and TC Vessels at attractive rates and charter rates could materially decline. If we are unable to re-employ a vessel, we will not receive any revenue from the vessel, but we would still be required to pay interest, debt and operating expenses as necessary to maintain the vessel in operating condition. A reduction in charter rates and the value of our Hafnia Vessels may have a material adverse effect on our future performance, results of operations and available cash.

Tanker rates are subject to seasonal variations in demand and cyclical fluctuations.

Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere, but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance that is typically conducted in the summer months. In addition, unpredictable weather patterns during the winter months in the northern hemisphere tend to disrupt vessel routing and scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities in the winter months. As a result, revenues generated by vessels in our Combined Fleet have historically been weaker during the quarters ended June 30 and September 30, and stronger in the quarters ended March 31 and December 31.

Changes in the economic, regulatory and political conditions in certain countries or regions and/or the development or increase of geopolitical tension as well as government responses thereto, including but not limited to the imposition of tariffs, trade barriers, port fees, and sanctions may have a negative effect on our business, operation, earnings, cash flow and financial condition.

Governments may turn and have turned to trade barriers to protect or revive their domestic industries against foreign imports. Trade barriers, tariffs, and other measures restricting import and export may affect the demand for shipping and uncertainties relating to trade barriers, tariffs, and other measures restricting import and export may adversely affect our business and financial condition. In particular, recently leaders in the United States, China, Mexico and Canada have announced and/or implemented certain increasingly protective trade measures, including tariffs and port fees. The introduction of trade barriers, tariffs , port fees or other trade measures, the perception that they may occur, and/or uncertainties about the extent of such trade barriers, tariffs , port fees or other trade measures may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Furthermore, any such measures may cause an increase in (a) the cost of goods imported or exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with importing and exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage expenses and other associated costs, which could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect our charterers’ability to make timely charter hire payments to us and to renew and increase the number of their charters with us. This could have a material adverse effect on our business, results of operations or financial condition.

 Uncertainties relating to tariffs, port fees, trade barriers and other trade measures could furthermore adversely affect our ability to obtain financing in the future on terms commercially acceptable to us or at all, which could have a material adverse effect on our business and financial condition. Additionally, the impact of tariffs, trade barriers, port fees and trade measures on the foreign exchange and securities markets and any resulting changes in, for example, currency exchange rates and the market price of our ordinary shares could in turn adversely impact our business and operations.

 Trade barriers, tariffs, port fees and trade measures may also directly affect our operations. Our Hafnia Fleet includes many Chinese-built vessels, certain vessels are financed by sale and lease-back arrangements involving Chinese-owned banks, certain JV Vessels are indirectly partially owned by Chinese companies and our Ecomar Joint Venture has ordered newbuilds from a Chinese shipyard.

In early 2025, the USTR published a proposal for actions relating to Chinese influence in the maritime, logistics and shipbuilding sectors. In April 2025, the USTR announced the measures that would be implemented. The USTR’s actions may significantly increase port fees and overall operating expenses for ships in our Combined Fleet calling at U.S. ports.

The measures announced by the USTR include (i) service fees payable in relation to U.S. port calls by vessels with Chinese operators (being the entities identified and whose name would appear on the Vessel Entrance or Clearance Statement (CBP Form 1300) or its electronic equivalent) or Chinese owners based on the net tonnage of the vessel, initially at $0 per net ton, increasing to $50 per net ton as of October 14, 2025, and thereafter increasing on an annual basis for three consecutive calendar years to $140 per net ton as of April 17, 2028, and (ii) service fees payable in relation to U.S. port calls by Chinese-built vessels calculated with reference to the vessel’s net tonnage or containers discharged, which if calculated solely by a vessel’s net tonnage are initially at $0 per net ton, increasing to $18 per net ton as of October 14, 2025, and thereafter increasing on an April 17 of each of the next three consecutive calendar years to $33 per net ton as of April 17, 2028. Vessels subject to service fees under (i) will not be subject to service fees under (ii).

For vessels making multiple U.S. entries before transiting to a foreign destination, the service fees under (i) and (ii) would be payable on or before entry at the first U.S. port or place from outside the U.S. customs territory and will only be payable once per rotation or string of U.S. port calls. These service fees will be charged up to five times per year, per vessel.

 Certain vessels will not be subject to the service fee in (ii), including but not limited to, vessels arriving in U.S ports empty or in ballast, vessels with capacities under certain limits, vessels entering a U.S. port in the continental United States from a voyage of less than 2,000 nautical miles from a foreign port or point, and certain specialised or purpose-built vessels for the transport of chemical substances in bulk liquid forms. The service fee in (ii) may be eligible for suspension on a Chinese-built vessel for a period not to exceed three years if the vessel owner orders and takes delivery of a U.S.-built vessel of equal or greater tonnage.

In addition to the above-mentioned service fees, the USTR announced service fees on vessel operators payable in connection with U.S. port calls by non-U.S.-built vehicle carriers and restrictions on certain maritime transportation services in connection with the export of LNG from the United States. Originally, the USTR had also proposed service fees on non-Chinese-built vessels in fleets containing Chinese-built vessels or with prospective orders of Chinese-built vessels, but the USTR determined not to impose any fees based on fleet composition or prospective orders of Chinese vessels as part of its April 2025 action.

The effects of the measures on our industry, our business, and our operation are unknown and unpredictable. As these measures were only announced very recently, we are still in the process of assessing the service fees and their effects on us, our operations, our business, and the vessels in our Combined Fleet. In addition to direct port fee increases, retaliatory actions by China or other countries could indirectly impact port-related costs, such as by imposing retaliatory port fees or restrictions on vessels of non-Chinese origin calling at Chinese ports, which could disrupt global shipping patterns and potentially increase congestion and costs at ports worldwide. We may not be able to pass on additional costs and fees, if any, to our customers, and such costs and fees could therefore materially impact our results of operations, cash flow, and ability to pay dividends.

As at the date of this Annual Report, the extent and impact of such trade measures are uncertain.

We are dependent on spot-oriented pools and spot charters and any decrease in spot charter rates in the future may have a material adverse effect on our business.

As at December 31, 2024, 87 of the vessels in the Hafnia Fleet were employed in either the spot market or our spot market-oriented Pools that are managed by us, exposing us to fluctuations in spot market charter rates. The spot charter market may fluctuate significantly based upon tanker and oil supply and demand. The successful operation of the vessels in our Hafnia Fleet in the competitive spot charter market, including within the Pools, depends on, among other things, obtaining profitable spot charters and minimising, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo.

The spot market is very volatile, and, in the past, there have been periods when spot charter rates have declined below the operating cost of vessels. If spot charter rates decline, then we may be unable to operate our Hafnia Vessels and TC Vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage that may last up to several weeks, during periods in which spot charter rates are rising we will generally experience delays in realising the benefits from such increases, which may have a material adverse effect on our future performance, results of operations, cash flows and financial position. Additionally, in relation to TC Vessels and bareboat chartered-in Hafnia Vessels, we may be exposed to changes in the charter rates and freight rates that are significantly below the charter rate agreed in our time charter-in or bareboat charter-in agreements.

Our ability to renew expiring charters or obtain new charters will depend on the prevailing market conditions at the time. If we are not able to obtain new charters in direct continuation with existing charters or upon taking delivery of a newly acquired vessel, or if new charters are entered into at charter rates substantially below the existing charter rates or on terms otherwise less favourable compared to existing charter terms, our revenues and profitability could be adversely affected.

Changes in global trading patterns, particularly, but not limited to, the trading patterns for oil and oil products, may have a negative impact on our business.

Our business and results of operations are affected by the trading patterns for the cargo we transport, particularly the trading patterns for oil and oil products. Changes to the trade patterns of oil and oil products may have a significant negative or positive impact on the tonne-mile and therefore the demand for our product tankers. Global events may cause demand for oil and petroleum products to stagnate for an extended period of time as was the case from the second half of 2020 until the second quarter of 2022. Recently, the global trading patterns for oil and oil products were impacted by the war between Ukraine and Russia, as well as the conflict between Israel and Hamas and the resulting disruptions in the Red Sea, each of which initially led to an increase in the price of oil and oil products, longer seaborne routes and higher earnings for tankers. However, alternative trade routes to bypass the Red Sea were established in the second half of 2024, with total tonnage transiting cross hemispheres gradually decreasing, resulting in shorter voyages which has had an impact on our earnings. The continued and future impact of these conflicts on the tanker industry and consequently our business is uncertain. A full reversal of sanctions on Russia and disruptions in the Red Sea and a corresponding full reversal of the changes to the supply and demand for oil and oil products and trading patterns combined with the older tanker fleet coming back to the international market could have a significant impact on our results of operations. Such reversal of changes to global trading patterns to pre-war status or other changes in global trading patterns, including, but not limited to, any leading to shorter distances of seaborne products trade, or changes in trading patterns as a result of a decrease in economic condition of certain regions or countries or decreases in refinery capacity may have a negative adverse effect on our business, results of operations, financial condition, cash flows and ability to pay dividends.

An economic slowdown in the world or in certain regions or changes in the economic and political environment throughout the world or in certain regions could have a material adverse effect on our business, financial condition, and results of operations.

Historically, there has been a link between the development of the world economy and the demand for oil and oil products. Deterioration or changes in the economic and political environment in certain regions or the world economy could reduce regional or overall demand for chemical and petroleum products and for our services. While market conditions have in recent years been good for our industry, economic slowdowns in the world or in certain regions or changes in the economic and political environment throughout the world and/or in certain regions may have a material adverse effect on our business, financial condition, and results of operation.

We anticipate a significant number of port calls made by vessels in our Combined Fleet will continue to involve the loading or discharging of cargo in ports in the Asia Pacific region. Additionally, we have a number of other interests in the Asia Pacific region, including having placed orders for newbuilds with Chinese shipyards. As a result, any negative changes in economic conditions in any Asia Pacific country, particularly in China, may have a material adverse effect on our business, financial condition, and results of operations, as well as our future prospects.

Outside of the Asia Pacific region, the product tanker industry may additionally be negatively affected from other regional economic slowdowns, including if a potential economic slowdown in the United States, Europe or other regions were to cause a decrease in imports or exports of refined products or were to cause a decrease in the demand for petroleum and chemical products. This could have a negative impact on our earnings, cash flows and financial position.

State-owned enterprises account for a substantial portion of the Chinese industrial output and, continued reforms aim to enhance their profitability and competitiveness. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic, and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions. The Chinese government may also adopt policies favouring domestic shipping companies, hindering our competitiveness. For example, China imposes a tax for non-resident international transportation enterprises engaged in the provision of services of passengers or cargo, among other items, in and out of China using their own, chartered, or leased vessels. The regulation may subject international transportation companies to Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports. This tax or similar regulations may result in an increase in the cost of cargo imported to China, the risks associated with importing cargo to China, as well as a decrease in any cargo shipped from our charterers to China. This could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. An economic slowdown in the economies of the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere.

In addition, several initiatives are underway in China with a view to reduce their dependency on (foreign) oil and achieve carbon neutrality by 2060. The method by which China attempts to achieve carbon neutrality by 2060, and any consequential reduction in the demand for oil, petroleum, and related products, could have a material adverse effect on our business, cash flows and results of operations.

Further increased geopolitical tensions may impact trade flows and tanker flows in the future. Recently, a number of tariffs and trade measures have been announced by governments. See “Changes in the economic, regulatory and political conditions in certain countries or regions and/or the development or increase of geopolitical tension as well as government responses thereto, including but not limited to the imposition of tariffs, trade barriers, port fees, and sanctions may have a negative effect on our business, operation, earnings, cash flow and financial condition” for a description of the risk related to tariffs and other trade measures. A decrease in the level of imports to and exports from certain countries or regions, including but not limited to China, the United States and the European Union, could adversely affect our business, operating results, and financial condition.

Outbreaks of epidemic or pandemic diseases or other infectious diseases and governmental responses thereto could materially and adversely affect our business, financial condition, and results of operations.

Our business and operations are subject to risks relating to pandemics, epidemics or other disease outbreaks and government reactions thereto. The COVID-19 pandemic, which began in 2020, led governments and governmental agencies to implement travel bans, quarantines, and other emergency public health measures including lockdowns, which resulted in a significant reduction in global economic activity and volatility in the global financial markets. While COVID-19 no longer constitutes a global health emergency, a re-emergence of COVID-19 or variants hereof or any other outbreaks of epidemic, pandemic or other infectious disease could have an adverse impact on the global economy which may cause the charter rate and freight rate environment for tanker vessels to deteriorate, may reduce the global demand for oil and oil products, may reduce the market value of tanker vessels, may disrupt our normal vessel operations and could lead to an increase of our operating and voyage expenses due to, among other things increased crew costs and health/safety arrangements or increased fuel prices. Any of the foregoing could negatively impact our financial condition, operations and cash flows.

As at December 31, 2024 approximately 82% of the vessels in our Hafnia Fleet operate in the spot market where income margins are particularly sensitive to fluctuations in charter and freight rates and therefore our TCE income may be materially and adversely affected by such fluctuations in charter and freight rates or voyage expenses. We cannot accurately predict how future epidemics, pandemics, or other outbreaks of infectious diseases may affect our business, operations and financial condition because this will depend on various unpredictable factors outside of our control, including, but not limited to, (i) the severity and duration of the outbreak; (ii) the extent of governmental response; (iii) the introduction and extent of financial support measures aimed to reduce the impact on the economy; (iv) the impact on the volatility in the demand for and price of chemical and petroleum products; (v) shortages or reductions in the supply of goods, services or labour; and (vi) fluctuations in general financial or economic conditions arising from the outbreak, such as changes to interest rates or availability of credit.

We may be exposed to fraudulent behaviour, which may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

The risk of fraud is inherent in all industries. However, the shipping industry has historically experienced a greater risk of fraud and fraudulent behaviour. Potential fraud risks include purposeful manipulation and misrepresentation of financial statements, misappropriation of assets, corruption including bribery and kickbacks as well as cyberattacks. Additionally, we are exposed to the risk of misrepresentations relating to the cargo we carry and/or other trade documentation, including the risk of fraud in relation to the origin of cargo we carry. If we are exposed to fraud relating to the origin of cargo, we could risk being in breach of applicable sanctions, which could have a significant and material negative impact on our reputation, business and financial condition.

We have established a system of internal controls to prevent and detect fraud and fraudulent behaviour, consisting of segregation of duties, authorisations for trading, purchase and approval, codes of ethics and conduct, close monitoring of our financial position and a whistleblower facility., however, there can be no assurance that our fraud prevention measures are sufficient to prevent or mitigate our exposure to fraud or fraudulent behaviour. Any such behaviour may have a material adverse effect on our reputation, results of operations, cash flows and financial position.

If we, including the Pools, cannot meet our customers’ quality and compliance requirements, we may not be able to operate the vessels in our Combined Fleet profitably, which could have an adverse effect on our future performance, results of operations, cash flows and financial position.

Customers, in particular those in the oil industry, have a high focus on quality and compliance standards with their suppliers across the entire value chain, including the shipping and transportation segment. Our, and the Pools’, continuous compliance with these standards and quality requirements is vital for our operations. Noncompliance by us or the Pools either as a sudden and unexpected breach in quality and/or compliance concerning one or more vessels, or as a continuous decrease in the quality concerning one or more vessels occurring over time as well as an increase in requirements by oil operators above and beyond what we deliver, may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Fluctuations in exchange rates and non-convertibility of currencies could result in financial losses to us.

We generate almost all revenues and incur the majority of our expenses in U.S. dollars. We still face exchange rate risks from revenues and expenses paid in currencies other than U.S. dollars. This risk mainly involves DKK, EUR, Indian rupee, SGD, and other major currencies for administrative, operational, and local port expenses. Without adequate hedging, currency fluctuations may cause losses and adversely affect our performance, results of operations, cash flows, and financial position.

Increased requirements relating to the fuel used by vessels may require us to retrofit our Hafnia Vessels and JV Vessels or change our approach to bunker purchase and may cause us to incur significant costs.

Since 2020, the International Maritime Organization (the “IMO”) has imposed a limit for the sulphur content of vessels’ fuel oil of 0.5% m/m (mass by mass) in fuel used on board the vessels. Shipowners may comply with this regulation by (i) using 0.5% sulphur fuels, which is available around the world but may entail a higher cost; (ii) installing exhaust gas cleaning systems (“scrubbers”) for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by alternative fuel sources, which may not be a viable option for shipowners due to the lack of supply network and high costs involved in this process. In addition to the general 0.5% requirement, certain areas (so-called Emission Control Areas) have been designated in which stricter requirements apply. The cost of compliance with these requirements may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position. In addition, a widening of the spread between the prices of high sulphur fuel and low sulphur fuel may lead to a decrease in the economic viability of older vessels that lack fuel efficiency and a reduction of useful lives for these vessels. For our Hafnia Vessels and JV Vessels that do not have scrubbers, we are complying with the IMO standards by using compliant fuels. We may be or become subject to additional requirements in the future relating to the type and/or quality of fuel used by vessels in our Combined Fleet.

As of January 1, 2025, the EU FuelEU Maritime Regulation (“FuelEU”) has imposed gradually decreasing greenhouse gas (“GHG”) emission intensity limits for energy used on board vessels trading in or to and from the EU. We expect that in most cases, the cost of compliance will be borne by the entity responsible for a vessel’s commercial operation, such as a time charterer or a pool manager. We therefore expect to have to manage or arrange compliance with FuelEU for most vessels in our Combined Fleet. Shipping companies must ensure compliance with FuelEU by purchasing fuels with a lower GHG intensity or arrange compliance by other means, such as pooling over-compliant vessels with under-compliant vessels or by paying a ‘FuelEU penalty’.

We may not be able to pass on the costs of complying with FuelEU to our customers. FuelEU, as well as other future rules, regulations, and requirements relating to the types of fuel and quality of fuel used by vessels in our Combined Fleet may impact our business, lead to additional costs, and affect our results of operations. Furthermore, any transactions relating to FuelEU such as sale or purchase of a right to pool vessels may have tax or VAT implications that are not certain or familiar in the industry and there is a risk that such tax or VAT will have a negative effect on our results of operations or that we will not be able to comply with applicable rules because of the uncertainty of the regulation.

Furthermore, in April 2025, the 83rd session of the Marine Environment Protection Committee (“MEPC”), MEPC 83, approved an amendment to Annex VI of MARPOL providing for a global GHG fuel intensity (“GFI”) standard (the “GFS”). The GFS will require vessels to comply with annual GFI targets, which will reduce over time. Failure in complying with the GFI targets so may trigger a requirement to purchase remedial units to achieve compliance. The GFS is scheduled for adoption at an extraordinary session of the MEPC to be convened in autumn 2025. If adopted, the measures will enter into force in March 2027.

The global sulphur cap, Emission Control Areas, GHG intensity reduction requirements under FuelEU and GHG intensity reduction requirements under the GFS, if adopted, as well as other regulation relating to the fuels used by vessels may lead to changes in the production quantities and prices of different grades of marine fuel and renewable fuels, including biofuels, and introduce an additional element of uncertainty in fuel markets, which could result in additional costs and adversely affect our cash flows, earnings and results of operations as we may not be able to fully recover any increased cost of fuels through from our customers. Furthermore, we may have to incur additional costs to comply with such regulations which we may not be able to recover from our customers. Such additional costs could impact our results of operations and cash flows.

We are subject to complex laws and regulations, including environmental laws and regulations, that can increase our liability and adversely affect our business, results of operations, cash flows and financial condition, and our available cash.

Our operations are affected by extensive and changing international conventions and treaties, national, state and local laws and national and international regulations governing environmental matters, climate change, and the global transition towards low-carbon or carbon-neutral solutions. Such regulatory measures may include, for example, the adoption of sulphur caps, trade regimes (emission trading), carbon taxes, GHG intensity requirements, increased efficiency standards, incentives or mandates for renewable energy, and liability for pollution or other environmental hazards. Regulatory measures relating to the environment and climate change may significantly impact the ownership and operation of our Hafnia Vessels and JV Vessels and compliance with such regulatory measures may be expensive and any noncompliance may have an adverse effect on our results of operations.

One area in which our operations are affected by regulatory requirements in environmental regulations is the IMO’s requirements relating to the Energy Efficiency Existing Ship Index (“EEXI”), the Ship Energy Efficiency Management Plan (“SEEMP”) and the operational carbon intensity reduction requirements based on the Carbon Intensity Indicator (“CII”), which could require our Combined Fleet to slow down if efficiency improvements or transitions to alternative fuels together are not enough to reduce GHG emissions sufficiently, thus impacting our expected business and competitive advantage. See “Item 4. Information on the Company – B. Business Overview – Environmental and Other Regulations in the Shipping Industry” for additional information about our compliance with EEXI, SEEMP, and CII.

Another area in which our operations are affected are emission trading schemes such as the EU Emissions Trading System (“EU ETS”). Under the EU ETS, we are required to surrender emission allowances corresponding to a certain amount of our emissions for voyages to and between EU/EEA ports. As the EU ETS was only recently extended to maritime transport, there are still uncertainties relating to the best and most efficient method to arrange compliance with EU ETS. Noncompliance with the EU ETS or a failure to deal with EU ETS obligations properly and efficiently could have material adverse consequences for our business, results of operations, future performance, and financial condition. Additionally, there is uncertainty about the future pricing of EUAs and there is a risk that the price of EUAs may be driven up due to factors such as restricted supply, increased demand and the impact of speculative trading. We cannot accurately predict the consequences of potential future taxation and VAT on EUAs; however, such taxation and VAT may have a negative effect on our results of operations. Additionally, other jurisdictions may introduce emissions taxation applicable to our industry, which could have an impact on our results of operations.

Compliance with current and future legal and regulatory requirements relating to safety and environmental impact and climate change, GHG emissions, air emissions, management of ballast water, as well as requirements relating to the speed and fuel consumption of vessels could increase the cost of operating and maintaining our Hafnia Vessels and JV Vessels, require us to make changes to our business model, require us to accelerate the building of new vessels and increase the construction costs therefor, require us to install new technology, equipment and installations on new and existing vessels, require reductions in cargo capacity, ship modifications or operational changes or restrictions, lead to impairment charges, negatively affect the resale value of our Hafnia Vessels and JV Vessels, force us to retire older vessels earlier than expected, lead to decreased availability of insurance coverage for environmental matters, or result in denial of access to certain jurisdiction waters or ports or detention in certain ports. If these outcomes were to occur, our business, results of operations, cash flows and financial condition could be adversely affected.

In addition, many environmental requirements under local, national and foreign laws, conventions and regulations are designed to reduce the risk of pollution, such as from oil spills, and our compliance with these requirements could be costly as we could become subject to material liabilities, including clean-up obligations and natural resources damages liability if there is a release of hazardous materials from our Hafnia Vessels or JV Vessels or otherwise in connection with our operations. Further, we are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. To comply with these and other regulations, including the sulphur emission requirements of Annex VI of the International Convention for the Prevention of Pollution from Ships 1973, as modified by the protocol of 1978 relating thereto (collectively, “MARPOL”), which instituted a global sulphur cap on marine fuel consumed by a vessel, unless the vessel is equipped with a scrubber and IMO’s International Convention for the Control and Management of Ships’ Ballast Water and Sediments, which requires vessels to install ballast water treatment systems. Additionally, we may be required to incur costs related to repair and replacement of ballast water treatment systems and scrubbers installed on our Hafnia Vessels during the vessels’ lifetimes. Future investments in ballast water treatment systems and scrubbers as well as new regulation regarding ballast water treatment systems could have an adverse material impact on our business, financial condition, and results of operations depending on the ability to install effective ballast water treatment systems and the extent to which existing vessels must be modified to accommodate such systems. See “Item 4. Information on the Company – B. Business Overview – Environmental and Other Regulations in the Shipping Industry” for more information on the regulations applicable to us in relation to ballast water management.

We could face material liability under local, national and foreign laws, conventions and regulations for remediation of spills and releases of oil and hazardous substances. These regulations may impose strict liability, which could subject us to liability without regard to whether we were negligent or at fault. We could also become subject to personal injury or property damage claims relating to the release of hazardous substances associated with our existing or historic operations. Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines, and other sanctions, including, in certain instances, seizure or detention of a vessel in our Combined Fleet, and could harm our reputation with current or potential charterers of the vessels in our Combined Fleet. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and available cash.

Notwithstanding the measures already taken by us to comply with applicable regulations and standards, additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of doing business and which may materially and adversely affect our operations. Additionally, evolving demands for stronger protection of environment, evolving laws and regulations, and evolving decarbonisation policies may have a significant impact on our Hafnia Vessels’ and JV Vessels’ useful lives and residual values and the valuation of our Hafnia Vessels, and also could have an adverse impact on our future performance, revenue and financial condition. Pressure from governments, investors, lenders, and other market participants to voluntarily participate in ‘green’ shipping initiatives could cause us to incur significant additional expenses. We continue to monitor and assess the potential impact of such developments on our operations and financial performance.

See “Item 4. Information on the Company – B. Business Overview – Environmental and Other Regulations in the Shipping Industry” for a discussion of the environmental and other regulations applicable to us. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations.

Developments in safety and environmental requirements relating to the recycling of vessels may result in escalated and unexpected costs.

The 2009 Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships (the “Hong Kong Convention”) aims to ensure that when vessels are being recycled, they do not pose unnecessary risks to the environment, human health, or safety. The Hong Kong Convention will enter into force on June 26, 2025. Under the Hong Kong Convention, each vessel sent for recycling must carry an inventory of its hazardous materials, authorised recycling facilities must provide a vessel-specific recycling plan, and governments must ensure the compliance of recycling facilities in their jurisdiction Vessels must undergo to confirm their inventory of hazardous materials initially, throughout their lives and prior to being recycled.

In 2013, the Ship Recycling Regulation was adopted in the EU. The regulation, which is aligned with the Hong Kong Convention, requires EU member state-flagged vessels to use only EU-permitted recycling facilities. Under this regulation, vessels calling at EU ports or flying an EU flag must maintain an inventory of hazardous materials. This system identifies and tracks hazardous materials exceeding certain thresholds in the vessel’s structure and equipment.

Although we have not recycled vessels before, these regulations may affect our future business and operations. We may also need additional contractual provisions when selling older vessels to ensure the buyer complies with the relevant regulations. Increasing requirements under the EU Ship Recycling Regulation and the Hong Kong Convention could raise costs at shipyards, repair yards, and recycling yards. Such costs might reduce a vessel’s residual recycling value, potentially failing to cover compliance costs and adversely affecting our future performance, results of operations, cash flows, and financial position. For additional information regarding such regulatory requirements, see “Item 4. Information on the Company – B. Business Overview – Environmental and Other Regulations in the Shipping Industry – Waste Management and Ship Recycling.”

Our global operations expose us to global risks, such as political instability, terrorist or other attacks, piracy, war, and international hostilities which may affect the tanker industry and adversely affect our business.

We are an international tanker company and conduct our operations globally. Our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, may be adversely affected by changing economic, political and government conditions in the countries and regions where the vessels in our Combined Fleet are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East and the South China Sea region and other geographic countries and areas, geopolitical events such as terrorist or other attacks (and the threat of future terrorist and other attacks), including attacks on commercial vessels in the Red Sea, piracy, war (or threatened war) or international hostilities, such as those between the United States and North Korea, between Russia and Ukraine and between Israel and Hamas. Any of these occurrences, including, but not limited to, war in a country in which a material supplier or customer of ours is located, could have an adverse effect on our business, results of operations and financial condition.

Continuing war and conflicts, terrorist attacks, as well as the frequent incidents of terrorism in the Middle East, and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks around the world, continue to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region and in the Black Sea in connection with the war between Russia and Ukraine and in the Red Sea in connection with the conflict between Israel and Hamas.

We have operations in high-risk areas where we are exposed to the risk of piracy and other types of attacks on ocean-going vessels. Piracy remains prevalent in certain regions, including Somalia, the South China Sea, the Indian Ocean, the Gulf of Guinea, the Gulf of Aden, the Celebes Sea, the Sulu Sea, and parts of Asia including the Singapore Strait, posing significant risks to our vessels and crew. Geopolitical turmoil in the Middle East region may lead to collateral damages in the waters off Yemen as well as in the Gulf of Oman or Arabian Gulf. There have been attacks on vessels in our Combined Fleet in the past and there can be no assurance that we will not be victim to future attacks on our Combined Fleet. Any attacks on vessels in our Combined Fleet, such as attacks by pirates, could result in material damage to the vessels or harm to crew members and could have a material adverse effect on our business, financial condition, cash flows, and results of operations. In addition, detention or hijacking as a result of an act of piracy against our Hafnia Vessels or JV Vessels, or increases in cost associated with seeking to avoid such events (including increased bunker costs resulting from vessels being rerouted or travelling at increased speeds as recommended by applicable best management practices) could have a material adverse impact on our business, results of operations, ability to pay dividends, cash flows and financial condition and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

Further, such attacks (or the risk of such attacks) may cause increased insurance premiums, restricted or reduced insurance coverage, increased operating costs due to increased security arrangements and increased operational costs, increased crew costs, off-hire, delays, and disruptions. If regions in which our Hafnia Vessels and JV Vessels are employed are or become characterised by insurers as “war risk” zones or Joint War Committee “war and strikes” listed areas, premiums payable for coverage in these areas could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew and security equipment costs, including costs relating to onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us.

Uncertainties relating to war and conflicts and the risk of terrorist, piracy or other attacks on vessels in our Combined Fleet could also in the future adversely affect our ability to obtain additional financing on terms commercially acceptable to us or at all, which could have a material adverse effect on our business and financial condition.

The war between Russia and Ukraine has had a significant direct and indirect impact on the trade of refined petroleum products. This war has resulted in the United States, United Kingdom, and the European Union, among other countries, implementing sanctions and restrictive measures against certain persons, entities, and activities connected to Russia. See “If vessels in our Combined Fleet call on ports located in countries or territories that are subject to sanctions or embargoes imposed by the United States, the European Union, the United Kingdom, or other governments or our operations are otherwise deemed in conflict with sanctions or embargoes, monetary fines or other penalties could be imposed on us and our reputation may suffer harm” for a description of the risks related to sanctions.

Disruptions to shipping in the Red Sea in connection with the conflict between Israel and Hamas could have a negative effect on our operations, business, cash flows, financial condition, and results of operation.

Since late 2023, the shipping industry has been impacted by disruptions in the Red Sea due to Houthi forces based in Yemen attacking vessels transiting the Red Sea in connection with the conflict between Israel and Hamas. We continuously review the situation in the Red Sea and, as at the time of this Annual Report, expect to direct our vessels to continue to go around the Cape of Good Hope until we are confident that resuming voyages in the Red Sea is safe for our crew and our vessels.

Our Hafnia Vessels and JV Vessels have in the past frequently passed through the Red Sea and the Suez Canal, and if they are in the future directed to transit the Red Sea, there is a risk that they could be subject to attacks. Any such attack may result in material damage to the vessel or harm to our crew members and may additionally cause increased insurance premiums and increased operating costs due to increased security arrangements and unexpected and costly delays and increased crew costs to compensate the crew for the increased risk. Additionally, it may become difficult to obtain adequate insurance coverage at an acceptable price or at all. Furthermore, our crew members may refuse to complete a planned transit of the Red Sea which could lead to costly delays. Any of the forementioned consequences could have a material adverse effect on our operation and business.

If we choose to not direct the vessels in our Combined Fleet through the Red Sea, they will typically instead transit around the Cape of Good Hope. This voyage is longer and therefore increases the cost of the voyage. While we can currently pass on most of these costs to charterers, there can be no assurance that we will continue to be able to do so. If we cannot pass on the cost of the longer voyage to charterers, our cash flows, results of operations and financial condition could be adversely impacted. Recently, we have observed a trend towards shorter voyages within hemispheres bypassing the need to transit the Red Sea or to go around the Cape of Good Hope. A continued trend of shorter voyages or an increase of such trend may lead to reduced earnings and therefore may negatively impact our results of operations.

If other vessel operators start to direct their vessels to transit the Red Sea and Suez Canal while we direct our vessels to go around the Cape of Good Hope, our competitiveness may be negatively impacted as our competitors may be able to offer shorter voyages and better rates. Our reduced capacity and/or our reduced competitiveness may negatively impact our cash flows, results of operations and financial condition.

If security in the Red Sea improves and the industry deems it safe to resume normal transit through the Suez Canal, the demand for additional tanker capacity caused by rerouted voyages around the Cape of Good Hope would decline. This could result in shorter voyages, lower demand for our vessels, and downward pressure on charter rates. Such impacts could negatively impact our earnings and financial performance.

We cannot accurately assess or estimate what impact the situation in the Red Sea could have on our operations and financial condition in the medium and long term.

If vessels in our Combined Fleet call on ports located in countries or territories that are subject to sanctions or embargoes imposed by the United States, the European Union, the United Kingdom, or other governments or our operations are otherwise deemed in conflict with sanctions or embargoes, monetary fines or other penalties could be imposed on us and our reputation may suffer harm.

Our Hafnia Vessels and JV Vessels have not in violation of applicable sanctions laws or embargo laws called at ports located in countries or territories subject to country-wide or territory-wide comprehensive sanctions and/or embargoes imposed by the U.S. government, the European Union, the United Kingdom or other authorities (“Sanctioned Jurisdictions”). We endeavour to take precautions reasonably designed to mitigate the risk of any such occurrences, but it is possible that, in the future, vessels in our Combined Fleet may carry cargo from or call on ports in Sanctioned Jurisdictions on charterers’ instructions with or without our consent. If any such activities result in a violation of applicable sanctions or embargo laws, we could be subject to monetary fines, civil or criminal penalties, or other sanctions, and our reputation and the market for our ordinary shares could be adversely affected. Even though we take precautions reasonably designed to mitigate such activities, such as enhanced due diligence and Know Your Customer (“KYC”) procedures for counterparty onboarding, recurrent screening, and including relevant provisions in charter agreements forbidding the use of vessels in our Combined Fleet in trade that would violate sanctions laws or embargo laws, there can be no assurance that we will maintain such compliance, particularly as the scope of certain sanctions laws and embargo laws may be unclear and may be subject to changing interpretations.

Certain sanctions exist under a strict liability regime. This means that for a party to be liable under the sanctions, it is not a requirement that the party knew they were violating sanctions or that they intended to violate sanctions. We could be subject to monetary fines, civil or commercial penalties or other sanctions for violating applicable sanctions or embargo laws even in circumstances where our conduct or the conduct of one of our charterers was inconsistent with our sanctions-related policies, unintentional, or inadvertent.

The laws and regulations of the jurisdictions in which we operate or whose laws and regulations are otherwise applicable to us vary in their application and do not all apply to the same covered persons or proscribe the same activities. In addition, the sanctions and embargo laws and regulations of each jurisdiction may be amended to increase or reduce the restrictions they impose over time, and the lists of persons and entities designated under these laws and regulations are amended frequently. Moreover, most sanctions regimes provide that entities owned or controlled by the persons or entities designated in such lists are also subject to sanctions. The United States and European Union have enacted new sanctions programs in recent years. Additional countries or territories, as well as additional persons or entities within or affiliated with those countries or territories, have been (and in the future may be) the target of sanctions. Furthermore, the United States has increased its focus on sanctions enforcement with respect to the shipping sector. Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future the subject of sanctions imposed by the United States, the EU, and/or other international bodies. If we determine that such sanctions require us to terminate existing or future contracts to which we or our subsidiaries are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected or we may suffer reputational harm. As at the date of this Annual Report, to the best of our knowledge, we do not believe that any of our existing counterparties are affiliated with persons or entities that are subject to such sanctions.

As a result of Russia’s actions in Ukraine, the United States, European Union and United Kingdom and other governments have imposed significant sanctions on persons and entities associated with Russia and Belarus, as well as comprehensive sanctions on certain areas within the Donbas and Luhansk regions of Ukraine, and such sanctions apply to entities owned or controlled by such designated persons or entities. These sanctions adversely affect our ability to operate in the region and also restrict parties whose cargo we may carry. Sanctions against Russia have also placed significant prohibitions on the maritime transportation of seaborne Russian oil, the importation of certain Russian energy products and other goods, and new investments in the Russian Federation. These sanctions further limit the scope of permissible operations and cargo we may carry. These sanctions, and any future sanctions whether related to the war between Russia and Ukraine or otherwise, may have an adverse impact on our business and in a worst-case scenario, our ability to trade with certain countries, including entities and individuals linked to such countries, may be severely restricted. The EU and the United States have prohibited a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. An exception exists to permit such services when the price of the seaborne Russian oil does not exceed the relevant price cap, but implementation of this price exception relies on a recordkeeping and attestation process that allows each party in the supply chain of seaborne Russian oil to demonstrate or confirm that oil has been purchased at or below the price cap. Further, effective as of February 27, 2025, the United States has also prohibited the provision of petroleum services in certain specified circumstances, including for the provision of services for products purchased at or below the aforementioned price caps. Violations of the petroleum services prohibition or the price cap policy, including the risk that information, documentation, or attestations provided by parties in the supply chain are later determined to be false or insufficient, may pose additional risks adversely affecting our business.

With effect from December 18, 2023, additional sanctions were introduced by the EU which prohibit the direct or indirect sale or other transfer of tanker vessels to any natural or legal person in Russia or for use in Russia unless a license is obtained from the competent national authority. On February 24, 2025, a ban was introduced on direct or indirect transactions with certain Russian infrastructure, including ports, except where such transactions are covered by specified exceptions for EU operators and notified to their relevant EU member state.

The EU sanctions apply to actions taken from within the EU territory, by EU-based employees and EU nationals and by EU based companies. Therefore, although the majority of our Hafnia Vessels and JV Vessels are legally owned by non-EU companies, we need to ensure compliance with these sanctions and other applicable sanctions and restrictions when and if we divest vessels.

Although we believe that we have been and are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any future violation of applicable sanctions and embargo laws and regulations could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. A breach of sanctions, inadvertently or not, could result in Hafnia becoming a Specially Designated National (“SDN”) under sanctions issued by U.S, EU, UK, UN or other authorities. This, in turn, could in the worst case be terminal for our business.

Furthermore, a breach of sanctions, inadvertently or not, could constitute a breach under certain of our contractual arrangements, including but not limited to financing arrangements, and such breach of contractual arrangements could have a material negative impact on our business, financial position and cash flows.

In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our securities may adversely affect the price at which our securities trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or the vessels in our Combined Fleet, and those violations could in turn negatively affect our reputation and the market for our securities. Some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries or territories.

The complexity and evolving nature of sanctions creates potential inadvertent misinterpretation, which may expose us to reputational harm even if no actual breach of sanctions has occurred. Furthermore, the concept of ‘good business practice’ in our industry may develop and is in all cases subject to subjective interpretation. Unsubstantiated allegations from journalists or other stakeholders that suggest we may have breached sanctions or may have not followed ‘industry good business practice’ may result in reputational damage, could have a negative impact on market sentiment and therefore the price of our ordinary shares and could result in a potential loss of business.

We may be subject to litigation that, if not resolved in our favour and not sufficiently insured against, could have a material adverse effect on us.

We and our activities are subject to both Singapore law and foreign laws and regulations many of which include legal standards, which are subject to interpretation, and we are party to agreements and transactions involving matters of assessment of interests of various stakeholders and valuation of assets, liabilities and contractual rights and obligations. Furthermore, we may be subject to the jurisdiction of courts or arbitration tribunals in many different jurisdictions.

Our counterparties and other stakeholders or authorities may dispute our compliance with laws and regulations or contractual undertakings or the assessments made by us in connection with our business and our entry into agreements or transactions. The outcome of any such dispute or legal proceedings is inherently uncertain and may result in payment of substantial amounts in legal fees and damages or that a transaction or agreement is deemed invalid or voidable. Such proceedings or decisions could have a material adverse effect on our future performance, results of operations, cashflows and financial position. If cases or proceedings in which we may be involved are determined to our disadvantage, it may result in fines, default under our credit facilities, damages or reputational damage and could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Maritime claimants could arrest or attach vessels in our Combined Fleet, which would have a negative effect on our cash flows.

Crew members, suppliers of goods and services to a vessel, shippers of cargo, lenders, and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting or attaching a vessel through judicial or foreclosure proceedings. Furthermore, claimants could try to assert “sister ship” liability against one vessel in our Combined Fleet for claims relating to another of our ships. The arrest or attachment of one or more of the vessels in our Combined Fleet could interrupt our business, result in a significant loss of earnings for the related off-hire period, or require us to pay large sums of money to have the arrest lifted, and could therefore have a material negative effect on our cash flows.

Governments could requisition vessels in our Combined Fleet during a period of war or emergency, which may negatively impact our business, financial condition, cash flows, results of operations, available cash and ability to pay dividends.

A government could requisition one or more of the vessels in our Combined Fleet for title or hire. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of the vessels in our Combined Fleet may negatively impact our business, financial condition, cash flows, results of operations, available cash and ability to pay dividends.

Technological innovation could lower our vessel utilisation, reduce our charter rates and/or reduce the value of our Hafnia Vessels and JV Vessels.

The charter rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbours, utilise related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. We may face competition from companies with more modern vessels with more fuel efficient designs than the vessels in our Hafnia Fleet, and if new tankers are built that are more efficient or more flexible or have longer physical lives than the current generation vessels, competition from the current vessels and any more technologically advanced vessels could adversely affect our vessel utilisation, charter rates for the vessels in our Combined Fleet and the resale value of our Hafnia Vessels and JV Vessels. Similarly, if technologically advanced vessels are needed to comply with environmental laws, the necessary investment along with the foregoing factors could have a material adverse effect on our results of operations, cash flow, available cash, and the resale value of vessels.

Global climate change may increase the frequency and severity of weather events and the losses resulting therefrom, which could have a material adverse effect on the economies in the markets in which we operate or plan to operate in the future and therefore on our business.

Over the past several years, changing weather patterns and climate conditions, such as global warming, have added to the unpredictability and frequency of natural disasters in certain parts of the world, including the markets in which we operate and intend to operate, and have created additional uncertainty to future trends. There is a growing consensus today that climate change increases the frequency and severity of extreme weather events and, in recent years, the frequency of major weather events appears to have increased. We cannot predict whether or to what extent damage that may be caused by natural events, such as severe tropical storms, hurricanes, cyclones and typhoons will affect our operations or the economies in our current or future market areas, but the increased frequency and severity of such weather events could increase the negative impact on economic conditions in these regions and affect our ability to transport oil or chemical cargoes. In particular, if one of the regions in which vessels in our Combined Fleet and other vessels we may acquire in the future are operating is impacted by such a natural catastrophe, it could have a material adverse effect on our business, financial condition and results of operations. Further, the economies of such impacted areas may require significant time to recover and there is no assurance that a full recovery will occur.

Increasing scrutiny and changing expectations from investors, lenders, regulators, and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies and disclosure requirements may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG policies and disclosure requirements. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants have been increasingly focused on ESG practices especially as they relate to the environment health and safety, diversity, labour conditions and human rights, and have placed increasing importance on the implications and social cost of their investments. The increased attention and activism related to ESG and similar matters may hinder our access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of our ESG practices. Failure to adapt to or comply with evolving investor, lender or other industry shareholder expectations and standards, or the perception of not responding appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may damage our reputation or the market price of our ordinary shares, resulting in direct or indirect material and adverse effects on our business and financial condition.

In the EU, rules and regulations have been and are being developed requiring companies to further report on their corporate sustainability. Among these rules is the Corporate Sustainability Reporting Directive (“CSRD”). The CSRD requires companies to disclose information on what they see as risks and opportunities arising from social and environmental issues and on the impact of their activities on people and the environment. The specific information to be reported is set out in the European Sustainability Reporting Standards. The CSRD applies to certain EU companies and companies listed on EU stock exchanges, including non-EU companies listed on EU stock exchanges and will in time also apply to certain non-EU companies with EU subsidiaries or branches in EU member states. Norway has implemented the CSRD into national law with CSRD to take effect in Norway at the same time as in the EU.

In addition to the CSRD, on July 25, 2024, the directive on corporate sustainability due diligence directive (the “CSDDD”) entered into force and must be transposed into national law by EU member states before July 26, 2026. The CSDDD will gradually start to apply to companies from July 26, 2027. The CSDDD will require large companies to undertake due diligence on the company’s own operations, their subsidiaries, and where related to their value chain(s), those of their business partners. Additionally, the CSDDD obligates large companies to adopt and put into effect through their best efforts a transition plan for climate change mitigation aligned with the climate neutrality objective of the Paris Agreement and intermediate targets under the European climate law.

We are, due to our listing on the Oslo Børs in Norway, subject to the CSRD, the EU Taxonomy Regulation (“EU Taxonomy”), and may in the future become subject to the CSDDD depending on how the CSDDD is implemented into law in Norway. Although the scope of companies subject to the CSRD may be reduced, we expect to continue to be subject to the CSRD and as a result we will have to comply with the CSRD in our reporting for the year ending December 31, 2024. The EU Taxonomy is a classification scheme which translates the environmental objectives of the European Union into criteria to be used in the determination of whether an economic activity can be considered environmentally sustainable.

In February 2025, the EU Commission presented an omnibus proposal on the CSRD, CSDDD and the EU Taxonomy. Amongst other things, the proposal included amendments aimed at simplifying sustainability reporting requirements, including, but not limited to, for the CSRD, a reduction of in-scope companies and a deletion of sector-specific standards and for the CSDDD, a postponement of the transposition deadline and certain simplifications to the due diligence requirements. For the EU Taxonomy, a reduction of in-scope companies and certain limitation of reporting requirements were announced. It is expected that the omnibus proposal may be approved in late 2025 or early 2026.

We may have to incur significant additional costs and may have to acquire additional resources to implement, monitor, report, and comply with the wide-ranging ESG requirements we are and may become subject to in the future, including, but not limited to, the above-described EU and Norwegian requirements. Additionally, compliance with ESG-requirements may take up time for our management and Board of Directors and we cannot predict what influence, if any, this will have on our business, future performance, and financial condition. If we cannot comply with applicable ESG reporting requirements, we may be subject to criminal or civil penalties, our reputation may suffer harm, and our business, results of operations, cash flows, and financial condition may be adversely impacted.

We may in the future face increasing pressures from investors, lenders, and other market participants who are increasingly focused on climate change to prioritise sustainable energy practices, reduce our carbon footprint, and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so our existing and future investors and lenders remain invested in us and make further investments in us, especially given the highly focused and specific trade of in which we are engaged. We may have to increase our resource allocation to comply with more stringent ESG procedures or standards which could increase our costs and capital expenditures. Members of the investment community are also increasing their focus on ESG disclosures, including disclosures related to GHG and climate change in the energy industry in particular, and diversity and inclusion initiatives and governance standards among companies more generally. As a result, we may face increasing pressure regarding our ESG disclosures. If we do not meet the ESG standards set or expected by investors, lenders, and other market participants, our business and/or our ability to access capital could be adversely impacted.

Certain investors and lenders may exclude oil and oil product transport companies, such as us, from their investing portfolios altogether due to ESG considerations. These limitations in both the debt and equity capital markets may affect our ability to grow as our plans for growth may include accessing the equity and debt capital markets. If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness.

Conversely, in recent years “anti-ESG” sentiment has gained momentum across the United States, with several states and Congress having proposed or enacted “anti-ESG” policies, legislation, or initiatives or issued related legal opinions, and the U.S. President having recently issued an executive order opposing diversity equity and inclusion (DEI) initiatives in the private sector. On February 11, 2025, Acting Chairman Uyeda announced a shift in the Securities and Exchange Commission’s (the “SEC”) stance on climate-related disclosure rules the SEC adopted in March 2024, which rules were facing judicial review in a number of court challenges and ultimately under consideration by the U.S. Court of Appeals for the Eighth Circuit, stating that SEC staff had been instructed to request that the court not schedule the case for argument. Subsequently, on March 27, 2025, the SEC voted to end its defense of the climate-related disclosure rules.

Anti-ESG and anti-DEI-related policies, legislation, initiatives, litigation, legal opinions, and scrutiny could result in us facing additional compliance obligations, becoming the subject of litigation, investigations and enforcement actions, or sustaining reputational harm, any of which could have a material negative effect on our financial condition. Therefore, to the extent we take actions that are seen as positive to some investors, other investors may take issue with such actions or face regulatory pressure to refrain from investing in, or divest from, our business. As we are listed in both Norway and the United States, we may become subject to conflicting requirements. There is a risk that we may be obligated to take certain actions, for example in relation to ESG; which could expose us to litigation, investigations or enforcement actions in other jurisdictions.

From time to time, in alignment with our sustainability priorities, we may establish and publicly announce goals and commitments in respect of certain ESG items, such as shipping decarbonisation. While we may create and publish voluntary disclosures regarding ESG matters from time to time, many of the statements in those voluntary disclosures are based on hypothetical expectations and assumptions that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations and assumptions are necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved and the lack of an established single approach to identifying, measuring and reporting on many ESG matters. If we fail to achieve or improperly report on our progress toward achieving our environmental goals and commitments, the resulting negative publicity could adversely affect our reputation, our business and/or our access to capital.

Finally, certain organisations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by some investors to inform their investment and voting decisions. Unfavourable ESG ratings and recent activism directed at shifting funding away from companies with fossil fuel-related assets could lead to increased negative investor sentiment toward us and our industry and to the diversion of investment to other, non-fossil fuel markets, which could have a negative impact on our access to and costs of capital.

Potential labour disruptions could interfere with our operations and have an adverse effect on our business.

As at December 31, 2024, we had more than 4,600 seafarers employed on Hafnia Vessels directly by us or through external technical managers, and a total of more than 4,900 employees onshore and off-shore. The majority of our seagoing staff is represented by labour unions under collective bargaining agreements in their home countries, which include several jurisdictions. We believe we will be able to negotiate new collective bargaining agreements and/or renew our collective bargaining agreements in the future; however, there is a risks of potential material labour disputes and disruption of our operations associated with the negotiation and renegotiation of such agreements. Future labour disputes and/or adverse employee relations may materially affect our operations and reputation.

Further, we believe we comply with the International Maritime Labour Convention (“MLC”) regarding seagoing staff, but, given the uncertainty around interpretation of the MLC and the local legislation that enacts it in various countries, there are risks associated with compliance. Noncompliance, or alleged noncompliance, with the MLC may lead to arrests and penalties in the ports of ratifying states, which could have material adverse effects on our results of operations and reputation.

Compliance with international safety regulations and other vessel requirements verified by classification societies may be costly. Noncompliance with such regulations and requirements could adversely affect our business, financial condition, and results of operations.

The operation of our Combined Fleet is affected by the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”), which has been adopted by the IMO and which is mandatory for most vessels under chapter IX of the International Convention for the Safety of Life at Sea of 1974 (as amended, “SOLAS”). The ISM Code provides an international standard for the safe management and operations of ships at sea and requires the party with operational control of a vessel to develop and maintain an extensive “safety management system” that includes, among other things, the adoption of a safety and environmental protection policy.

The hull and machinery of every commercial vessel must be classed by a classification society authorised by the vessel’s flag state. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the flag state and SOLAS. Failure to comply with the ISM Code, including if any vessel does not maintain its class and/or fails any survey, depending on the nature and severity of the noncompliance, may result in the vessel facing restrictions in trading or being off-hire, may subject us to increased liability or invalidate or decrease insurance coverage for the vessel and may result in a denial of access to, or detention in, certain ports. Any such events could negatively affect our business, financial condition, and results of operation. See “Item 4. Information on the Company – B. Business Overview – Classification Societies” for more information on our Hafnia Vessels’ and JV Vessels’ compliance with the ISM Code and classification society requirements.

Our operations need to comply with the ISM Code, the International Ship and Port Facility Security Code (the “ISPS Code”) and national security regulation such as the U.S. Maritime Transportation Security Act of 2002. Furthermore, we are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates, and financial assurances with respect to our operations. Port authorities or other authorities may carry out security and customs inspections affecting vessels in our Combined Fleet which could result in the seizure of cargo or vessels, delays, or fines.

If the vessels in our Combined Fleet are determined to be noncompliant with security or customs regulation or other applicable regulation or we fail to obtain such permits, licenses, certificates and financial assurances as required by relevant authorities, we may be prohibited from trading in certain ports and our business, future performance, results of operations, cash flows and financial position may be adversely affected. Changes to applicable security, customs and other regulation and changes to inspection procedures could impose additional financial and legal obligations on us or our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

Conventions, laws, and regulations are continually reviewed and often revised and we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our Hafnia Vessels and JV Vessels. Additional conventions, laws, and regulations, including by the IMO, may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We cannot predict what additional regulations, if any, may be introduced and passed by the IMO or other relevant regulatory bodies and what effect, if any, such regulations might have on our business and our operations.

See “Item 4. Information on the Company – B. Business Overview – Environmental and Other Regulations in the Shipping Industry” for a discussion of the environmental and other regulations applicable to us.

Risks Related to Our Business

Operation and management of a chemical and product tanker fleet involves a high degree of risk.

The operation of ocean-going vessels carries inherent risks. The vessels in our Combined Fleet and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather, and other acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labour strikes and boycotts. For example, the war between Russia and Ukraine resulted in missile attacks on commercial vessels in the Black Sea and the conflict between Israel and Hamas resulted in Houthi forces attacking vessels in the Red Sea. See “— Risks Related to Our Industry – Disruptions to shipping in the Red Sea in connection with the conflict between Israel and Hamas could have a negative effect on our operations, business, cash flows, financial condition, and results of operation” above for more information on the disruptions to shipping in the Red Sea. These hazards may result in death or injury to persons, loss of revenues or property, payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships, market disruptions, and interference with shipping routes (such as delay or rerouting), any of which may reduce our revenue or increase our expenses and also subject us to litigation. In addition, the operation of tankers has unique operational risks associated with the transportation of chemical and petroleum products. A spill of such products may cause significant environmental damage, and the associated costs could exceed the insurance coverage available to us. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.

In recent years, particularly following the implementation of wide-ranging sanctions on the shipping industry, including sanctions on Russia and on the transportation of certain Russian products introduced as a result of the war between Russia and Ukraine, the so-called ‘dark fleet’—comprising vessels that operate outside maritime regulations—has grown significantly. Vessels in the ‘dark fleet’ may be sanctioned or may be operated in breach of applicable sanctions, may be operated in violation of safety and environmental regulations and standards, may be old and poorly maintained, may have inadequate or no insurance, and may have unclear ownership. Because many of these vessels are poorly maintained and operated, the likelihood of incidents and accidents increases, including collisions and other accidents that could involve vessels operating lawfully. In some cases, there is a risk that vessels in the dark fleet turn off their AIS transponders or navigation lights, making it difficult or impossible for others to detect their location. This risk is especially significant if a vessel in the dark fleet is uninsured, as there may be no coverage for damage caused by an incident or accident. An incident or accident involving a dark fleet vessel that affects a vessel in our Combined Fleet could result in death or injury to persons, damage to the vessels, and environmental harm, which could in turn have a material adverse effect on our results of operations, financial condition, and cash flow.

We are dependent on the operational performance of the vessels in our Hafnia Fleet and may experience operational problems that result in off-hire days for the vessels and, ultimately, reduced revenue and increased operational and maintenance costs.

We operate our Hafnia Fleet by employing the vessels to our customers. The risks related to the operation of our Hafnia Fleet differ to a certain extent depending on whether we are the registered owner of a vessel or whether we charter in a vessel. As the registered owner of a vessel or the bareboat charterer of a vessel, we assume responsibility for all functions related to the vessel. If we enter into a voyage charter with a customer for such owned or bareboat chartered vessels, we will be responsible for all voyage expenses and brokerage. If we time charter in a vessel, we will be responsible for certain functions related to the vessel while other functions will remain the responsibility of the owner. We may in circumstances where we charter in a vessel (whether on a bareboat charter or on a time charter) not be able to exercise full control of the availability over the chartered-in vessel, for example, due to default by the third party from whom the vessel has been chartered-in. In a long-term time charter or bareboat charter arrangement, we are committed throughout the charter period and will not have the liberty to cancel the charter should the market become unfavourable and we may risk a negative impact on reputation, revenue, results of operations and results. Conversely, if we charter out a vessel, we warrant certain specifications, conditions and performance of the vessels assigned. Should we not be able to meet our obligations, charterers may be entitled to withhold the payment of charter hire, resulting in loss of income and potential contractual liability. Such actions by customers could have a material adverse effect on our business, financial condition, and results of operations.

The vessels in our Commercial Fleet may be obligated to deviate from their tasks and conduct salvage operations. Such salvage operation may prove costly in terms of time and resources spent and can thus prove a substantial cost for the commercial vessel and may pose risks to the safety of the crew, vessel, and cargo. If we are not able to mitigate this potential exposure and depending on the number of such salvage operations which must be carried out in the future, this could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

There is a risk that third parties may engage in criminal activities involving our vessels, for example by attempting to smuggle drugs or other contraband on the vessel, with or without the knowledge of our crew. If such contraband is discovered or if our vessels are otherwise affected by criminal activity, we could face reputational damage and regulatory or governmental claims, which may materially affect our business, financial condition, cash flows, and results of operations.

We have in the past acquired and may in the future continue to acquire second-hand vessels. While we inspect previously owned or second-hand vessels prior to purchase, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us and a second-hand vessel may have conditions or defects that we were not aware of. Additionally, we will generally not receive the benefit of warranties from the shipyard for the second-hand vessels that we acquire.

All chemical and product tanker companies will be exposed to the above risks. However, we own and operate a considerable fleet in both absolute and relative terms. The sizable fleet allows us to benefit from long-term planning and optimisation of operational performance, risk management, drydocking and regulatory changes. Regardless, the risks presented could materially and adversely affect our result of operations and business.

International, regional, and local competition rules and regulations for the shipping industry may adversely affect our business, financial condition and results of operations.

Part of our strategy has been to grow our Hafnia Fleet through acquisitions and newbuilds. Our Combined Fleet constituted approximately 4.3% of the global chemical and product tanker fleet as at December 31, 2024 when compared with the worldwide total clean product tanker fleet deadweight tonnage as at April 1, 2025 as further detailed in “Item 4. Information on the Company – B. Business Overview – Industry”. Any expansion must comply with anti-trust and competition rules, potentially requiring filing for clearances and approvals that may not be available, may be delayed, or may result in a transaction being prohibited or permitted with conditions that may be unacceptable. There can be no assurance that any such transactions will be approved or consummated which may hinder our growth opportunities or result in penalties from regulatory authorities.

We may in the future experience difficulties in employing and retaining the personnel required to maintain and develop our business and a shortage of relevantly skilled personnel in the future may have material adverse consequences for our operations, business, and financial condition.

We require highly skilled personnel on-shore and off-shore to operate our business. There can be no assurance that we will be able to attract and retain such employees on reasonable terms in the future and our ability to attract and retain employees and management in the future may be impacted by circumstances beyond our control.

Our future development and prospects depend to a large degree on the experience, performance, and continued service of our senior management team members and key employees. We cannot guarantee that we will be able to retain the services of the current directors, senior management team members and key employees or that we will in the future be able to identify and employ suitable replacements. The loss of services of any of our directors, senior management team members or key employees and/or the failure to identify and employ suitable replacements in the future may have a material adverse effect on our business, our ability to grow our business, our performance and our financial condition.

We may additionally experience difficulties in employing technically skilled officers. Our Hafnia Vessels and JV Vessels require technically skilled officers with specialised training in operating and crewing chemical and product tankers. Certain of our customers have officers’ requirement matrices with pre-determined standards for vessel operators, including requirements for service time and shipping sector experience. The demand for technically skilled officers has increased, leading to a shortage of such personnel. A continuing or worsening deficit in the supply of technically skilled officers could impair our ability to operate and further increase the cost of crewing vessels in our Hafnia Fleet. Additionally, changes to international and national rules of employment may have a material impact on our flexibility in manning our Hafnia Vessels and JV Vessels. Any such developments impacting our ability to attract and retain qualified employees and management on reasonable terms in the future may adversely affect our future performance, results of operations, cashflows and financial position.

We may have difficulty managing our growth, if any, properly.

We have and may continue to grow by expanding our operations and adding to our Hafnia Fleet. Any future growth will depend upon a number of factors, some of which may not be within our control, including our ability to effectively identify, purchase, finance, develop and integrate any vessels or businesses. The expansion of our business, if any, may impose significant additional responsibilities on our management and employees. The number of employees that perform services for us and our current operating and financial systems may not be adequate if we expand our business, and we may not be able to effectively hire more employees or adequately improve those systems. Finally, acquisitions may require additional equity issuances or debt issuances (with amortisation payments), or entry into other financing arrangements, which could, among other things, reduce our available cash. If any such events occur, our business, reputation, financial condition and results of operations may be adversely affected and the amount of cash available for distribution as dividends to our shareholders may be reduced. We cannot give any assurance that we will be successful in executing any growth plans or that we will not incur significant expenses and losses in connection with our future growth.

An increase in operating expenses and voyage expenses could have a material adverse effect on our results of operations and cash flows.

Vessel operating expenses include expenses such as crewing, provisions, deck and engine stores, insurance, certain security measures, and maintenance and repairs. Voyage expenses include expenses such as fuel (bunkers) and port and canal charges. Additionally, if vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydocking repairs are unpredictable and can be substantial. The size of these expenses depends on a variety of factors, including many which are beyond our control and subject to market developments, and some, primarily relating to insurance, crewing, and enhanced security measures, have been increasing on a relative basis and may increase further in the future. An increase in vessel operating expenses and/or voyage expenses may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Under bareboat charter parties, the charterer is responsible for voyage expenses and vessel operating expenses. Under time charter parties, the charterer is responsible for voyage expenses and the owner is responsible for the vessel operating expenses. As at December 31, 2024, we had 24 Hafnia Vessels operating under bareboat charter-in agreements (all entered into in the course of sale and lease back financing arrangements) and the remaining Hafnia Vessels are owned directly, indirectly or through one of our joint ventures. Further, as at December 31, 2024, we had 22 Hafnia Vessels, JV Vessels (excluding newbuilds) and TC Vessels on long-term time charter-out agreements (with initial terms of six months or greater). When our Hafnia Vessels are employed in one of the Pools, the Pool is responsible for voyage expenses, and we are responsible for vessel operating expenses. As at December 31, 2024, 87 out of 103 Hafnia Vessels were employed through the Pools or on spot charters outside the Pools. When our Hafnia Vessels operate directly in the spot market on voyage charters, we are responsible for both voyage expenses and vessel operating expenses.

Many of our Hafnia Vessels and TC Vessels are employed in the spot market or in spot market-oriented pools, and therefore fuel (bunkers) is typically the largest expense affecting our operations. Changes in the price of fuel may adversely affect our profitability and our results of operations. The cost of fuel, including the fuel efficiency or capability to use lower priced fuel, can also be an important factor considered by charterers in negotiating charter rates. While we believe that we can transfer increased costs to the customer and will experience a competitive advantage as a result of increased fuel prices due to the greater fuel efficiency of our Hafnia Fleet compared to the average global fleet, changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, such as, but not limited to, the ongoing war between Russia and Ukraine and the conflict between Israel and Hamas, actions by the Organization of the Petroleum Exporting Countries, and other oil and gas producers, war and unrest in oil-producing countries and regions, regional production patterns and environmental concerns.

In recent years, our operating expenses and voyage expenses have also been influenced by rising inflation in the United States and globally due to, among other things, global supply chain issues, the ongoing war and conflicts between Ukraine and Russia and between Israel and Hamas, rising energy prices, and strong consumer demands. An inflationary environment can increase our expenses, including the cost of labour, vessel operating expenses and voyage expenses, which may have a material adverse impact on our financial results. Inflation has had an impact on our operating results and continued prolonged periods of inflationary pressure could have a negative macroeconomic effect on the demand for tankers worldwide, which may adversely affect our business, financial condition and results of operations. Additionally, continued inflationary pressure could negatively affect our future access to financing and could have a negative effect on the securities markets generally which may, in turn, have a material adverse effect on the market price of our ordinary shares.

Breakdowns in our information technology, including as a result of cyberattacks, disruptions, failures, or security breaches may negatively impact our business, including our ability to service customers, and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Our ability to operate our business and service our customers is dependent on the continued operation of our information technology, (“IT”), systems, including our IT systems that relate to, among other things, the location, operation, maintenance and employment of the vessels in our Combined Fleet. We use our IT systems to communicate with and monitor the vessels in our Combined Fleet and the vessels in our Combined Fleet rely on our IT systems for their operations. Our IT systems may be compromised by a malicious third party, man-made or natural events, or the intentional or inadvertent actions or inactions by our employees or third-party service providers. If our IT systems experience a breakdown, including as a result of cyberattacks, disruptions, failures, or security breaches, our business information may be lost, destroyed, disclosed, misappropriated, altered or accessed without consent, and our IT systems, or those of our service providers, may be disrupted. Disruptions may be caused by natural disasters, catastrophic events, deliberate attacks, or other events outside our control, which are difficult or impossible to prevent or prepare for. Any of the foregoing events or occurrences could have material adverse effect on our business.

Cybercrime attacks could cause disclosure and destruction of business databases, exposure to payment fraud, and could expose us to extortion by making business data temporarily unreadable or subject to threats of publicising, selling or another way of exploiting the data. As cyberattacks become increasingly sophisticated, and as tools and resources become more readily available to malicious third parties, there can be no guarantee that our actions, security measures and controls can provide absolute security against compromise though they were designed to prevent, detect or respond to intrusion, to limit access to data, to prevent destruction or alteration of data or to limit the negative impact from such attacks.

Any breakdown in our IT systems, including breaches or other compromises of information security and data security, whether or not involving a cyberattack, and/or disruptions of our IT systems could materially and adversely affect our business and results of operations and may result in decreased performance, downtime, data loss, loss of funds, loss of suppliers or customers and may lead to lost revenues resulting from a loss in competitive advantage due to the unauthorised disclosure, alteration, destruction or use of proprietary information, including intellectual property, the failure to retain or attract customers, the disruption of critical business processes or information technology systems and the diversion of management’s attention and resources. In addition, such breakdown could result in significant remediation costs, including repairing system damage, engaging third-party experts, deploying additional personnel, training employees and compensation or incentives offered to third parties whose data has been compromised. We may also be subject to legal claims or legal proceedings, including regulatory investigations and actions, and the attendant legal fees as well as potential settlements, judgments and fines.

Moreover, cyberattacks against the Ukrainian government and other countries in the region have been reported in connection with the recent war between Russia and Ukraine. To the extent such attacks have collateral effects on global critical infrastructure or financial institutions, such developments could adversely affect our business, operating results and financial condition. At this time, it is difficult to assess the likelihood of such threat and any potential impact on our business.

Even without actual breaches of information security, protection against increasingly sophisticated and prevalent cyberattacks may result in significant future prevention, detection, response and management costs, or other costs, including the deployment of additional cybersecurity technologies, engaging third-party experts, deploying additional personnel and training employees. Further, as cyberthreats are continually evolving, our controls and procedures may become inadequate, and we may be required to devote additional resources to modify or enhance our systems in the future. Such expenses could have a material adverse effect on our future performance, results of operations, cash flows and financial position. For information on our cybersecurity policies, please see “Item 16K. Cybersecurity”.

Recent action by the IMO’s Maritime Safety Committee and U.S. agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. By IMO resolution, administrations have been encouraged to ensure that cyber-risk management systems are incorporated by ship-owners and managers by their first annual Document of Compliance audit after January 1, 2021. In February 2021, the U.S. Coast Guard published guidance on addressing cyber risks in a vessel’s safety management system. This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. Additionally, in 2023 the European Union adopted their second Network and Information Security (NIS2) directive. This directive may have an impact on our business and may require us to incur additional expenses and take measures in order to enhance our cybersecurity. If we are not in compliance with applicable rules, we may be subject to penalties for noncompliance. As at the date of this Annual Report, there has been no monetary impact from complying with NIS2.

The market values of our Hafnia Vessels and JV Vessels may fluctuate substantially potentially leading to impairment charges, losses upon the sale of a vessel or other material adverse effects on our business, financing agreements, or financial condition.

We have a significant chemical and product tanker fleet. The value of these chemical and product tankers may fluctuate due to a number of different factors including, but not limited to, the prevailing level of charter rates and freight rates, general economic and market conditions affecting the international shipping industry and the oil and energy markets, types, sizes, condition, and ages of vessels, supply and demand for vessels, availability of or developments in other modes of transportation, competition from other owners and operators of chemical and product tankers, cost of newbuilds, applicable governmental or other regulations and technological advances. In addition, as vessels grow older, they generally decline in value. The market values of vessels have generally experienced high volatility. In the past decade, market values were at relatively low levels through 2021, then significantly improved in 2022 and 2023 before decreasing again in the second half of 2024. It is uncertain and unpredictable how the above-mentioned factors will impact the value of our Hafnia Vessels and JV Vessels both in the short term and in the long term. Any fluctuations in vessel values may result in us having to record impairment charges or cause us to be unable to sell vessels at a reasonable value, either of which could have a material adverse effect on our business, financial condition and results of operations. Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of acquisition may increase and this could adversely affect our business, results of operations, cash flow and financial condition.

We evaluate the carrying amounts of our Hafnia Vessels to determine if events have occurred that would require an impairment of their carrying amounts. In accordance with IFRS, we evaluate the recoverable amount as the higher of fair value less costs to sell and value in use. If the recoverable amount is less than the carrying amount of the vessel/CGU (cash generating unit), the vessel is deemed impaired. The carrying values of our Hafnia Vessels may not represent their fair market value at any point in time because the new market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuilds. We did not record an impairment charge for the years ended December 31, 2024, 2023 and 2022. See “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Our Fleet – Illustrative comparison of excess of carrying amounts over estimated charter-free market value of certain Hafnia Vessels” for information on the carrying value of our vessels. We recorded an aggregate gain of $28.52 million, $56.09 million, and $25.48 million as a result of the disposal of assets for the years ended December 31, 2024, 2023 and 2022 respectively. See Notes 2 and 9 of our Consolidated Financial Statements included in Item 17 of this Annual Report. We cannot assure you that we will not recognise impairment losses in future years.

Additionally, if the market values of our Hafnia Vessels decline, it could restrict the amount of funds we can borrow or we may not comply with certain financial covenants contained in our current or future credit facilities. If we fail to comply with financial covenants in credit facilities and we cannot remedy the breach, we may be required to prepay debt and we may be in default of such agreements, which could entitle our lenders could accelerate our debt and foreclose on our Hafnia Vessels. In such circumstances, we may not be able to refinance our debt, obtain additional financing or make distributions to our shareholders and our subsidiaries may not be able to make distributions to us.

Furthermore, a drop in the fair market value of our Hafnia Vessels has an impact on how much we will pay out under our dividend policy. See “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Dividend Policy” for additional information on our dividend policy.

From time to time, we make investments in companies and/or projects in the shipping industry and companies and/or projects not in the shipping industry. We cannot assure you that we will make a return on these investments and the underlying projects may be delayed or may fail entirely.

We have in the past and may in the future make investments in companies within the shipping industry or companies not in the shipping industry. Generally, we will make investments in companies we think could benefit or develop our core business in the short, medium and/or long term. There can be no assurances that we will make a return on such investments. Many of the investments we have made are in companies with an underlying project, for example, the development of a product, service and/or production facility. These underlying projects may be delayed or may fail entirely.

Increased levels of competition in the chemical and product tanker industry could adversely affect our business.

Competition for the transportation of chemical and petroleum products depends on the price, location, size, age, condition and acceptability of the vessel and its operators to the customer. Our industry relationships are of great importance to our business, and we have close relations with the participants in the Pools and with our customers of which the majority are international oil companies and national oil companies. We expend significant resources on maintaining and developing such relations. We experience substantial competition for providing transportation services from several companies (both shipowners and operators) and expect further competition in the future. Our existing and potential competitors may have or acquire significantly greater financial resources and larger owned and/or operated fleets and may therefore be able to offer a more competitive service and better charter rates than us. Accordingly, new competition in the industry could have a material adverse effect on our business, financial condition, and operating results.

Our market share may decrease in the future. We may not be able to compete profitably as we expand our business into new geographic regions or provide new services. New markets may require different skills, knowledge or strategies than we use in our current markets, and the competitors in those new markets may have greater financial strength and capital resources than us.

We will be required to make substantial additional capital expenditures in order to maintain the quality and operating capacity of our Hafnia Vessels, to acquire new vessels to replace our existing vessels before or at the end of their useful lives and in the event that we should decide to expand the number of vessels in our Hafnia Fleet. If we do not set aside funds or are unable to borrow or raise funds in the future or if we are unable to correctly time our capital expenditures, it may adversely affect our revenue, business, results of operations, financial condition and available cash.

Our Hafnia Vessels require substantial capital expenditures to maintain and modernise quality and operating conditions over the long term. The industry standard maintenance capital expenditures include expenses associated with drydocking a vessel or modifying an existing vessel (if such expenditures are incurred to maintain or increase the operating capacity of the vessels). A vessel must be maintained throughout its life and must be drydocked no less than every five years and under certain circumstances more often and may additionally be required to be drydocked for unexpected repairs. The cost of drydocking a vessel depends on several factors, including the size, type, and condition of the vessel and the location of the drydocking. We estimate the cost to drydock a vessel to be between $1 million and $3 million, excluding costs relating to modernisation of the vessel. The cost of repairs is unpredictable, may be substantial and may not be covered fully by insurance. The damage to or total loss of any of the Vessels in our Hafnia Fleet could harm our reputation as a safe and reliable vessel owner and operator and damage to vessels in our Hafnia Fleet may negatively impact our business, financial condition, results of operations and available cash. While vessels are undergoing maintenance, modernisation or repairs, and if our Hafnia Vessels or JV Vessels have to travel to a drydocking facility that is not conveniently located to the vessels’ positions, we will not earn revenue from these vessels. Any unexpected drydocks would negatively affect our vessel utilisation and increase our operating costs. The loss of earnings while these vessels are forced to wait for space or to travel to more distant drydocking facilities may adversely affect our business and financial condition.

Generally, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. We cannot assure you that, as our Hafnia Vessels and JV Vessels age, market conditions will justify the necessary capital expenditures or enable us to operate our Hafnia Vessels and JV Vessels profitably during the remainder of their useful lives. As our Hafnia Fleet is younger than the global average, we are less exposed to such additional maintenance and operational costs in the short term.

We may furthermore be required to perform extraordinary maintenance or modernisations to ensure our Hafnia Vessels’ and JV Vessels’ compliance with regulatory requirements. In recent years we have seen an escalating number of measures that have required extraordinary capital expenditures and increased operating costs, such as recent requirements relating to ballast water treatment systems. As a result, regulations and standards and ensuing increased capital expenditures and operating costs could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay dividends.

Our business strategy is based in part upon the expansion of our Hafnia Fleet through the acquisition of additional vessels, either through purchasing vessels in the second-hand market or by contracting newbuilds. For us to be able to replace the vessels in our Hafnia Fleet upon the expiration of their remaining useful lives, we will have to make significant additional capital expenditures. Additionally, we may seek to strategically divest vessels to renew our Hafnia Fleet or to otherwise support our business strategy and our business. The market prices of newbuilds and second-hand vessels fluctuate due to several factors, including factors outside of our control. If we are unable to identify the optimal timing of such investments, divestments or contracting of newbuilds in relation to the shipping value cycle, it could adversely affect our business, results of operations, financial condition, and future performance. Additionally, if we are unable to fulfil our obligations under any memorandum of agreement or shipbuilding contracts, the sellers of such vessels may be permitted to terminate such contracts, we may forfeit pre-payments and may be exposed to lawsuits for, among other things, any outstanding balances.

If we do not generate or reserve enough cash from operations to pay for our capital expenditures, such as for the maintenance and modernisation of vessels, replacement of vessels at the end of their useful lives and acquisition of vessels in the event we decide to expand our Hafnia Fleet, we may need to incur additional indebtedness or enter into alternative financing arrangements, which may be on terms that are unfavourable to us. Any funds set aside for vessel maintenance, modernisation, repairs and replacement will reduce available cash. If we are unable to fund our capital expenditures from operations or to secure financing, it may have a material adverse effect on our results of operations, competitive position, future performance, results of operations, cash flows and financial position.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations, financial condition, and cash flows.

We have entered into, and may enter into in the future, contracts material to our operation and business, including, without limitation, charter parties and pooling agreements relating to the vessels in our Combined Fleet, newbuild contracts, financing agreements, technical management agreements, joint venture agreements, and other agreements. Such agreements expose us to counterparty risks.

The ability and willingness of each of our counterparties to perform its obligations under its contracts with us will depend on factors beyond our control and may include, among other things, general economic or political conditions, the condition of the maritime industry, and the financial condition of the counterparty. Although we assess the creditworthiness of our counterparties, prolonged difficult industry conditions could affect a counterparty’s liquidity, increasing our exposure to credit risks and bad debts. Should a counterparty fail to honour its obligations or attempt to renegotiate our agreements, we could sustain significant losses which may adversely affect our business, financial condition, results of operations, cash flows and ability to pay dividends. Although we may have rights against our counterparties if they default on their obligations to us, we will receive the benefit of that recourse only to the extent that we can recover funds from them.

With respect to our joint venture arrangements and our investment in start-up companies and other companies in which we do not have a controlling interest, we are dependent on our joint venture partners’ and co-investors’ ability and willingness to comply with shareholder agreements and other agreements regarding governance of such companies. Should a counterparty fail to honour its obligations or have plans for any such company that does not align with our plans, it may negatively affect our business, financial condition, reputation, results of operations, and cash flows.

With respect to our charter arrangements, in depressed market conditions our charterers may no longer need a vessel that is then under charter or may obtain a comparable vessel at lower rates. As a result, charterers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those agreements or charterers may not be able to pay us in accordance with our agreement. Furthermore, it is possible that charterers may be affected by geopolitical events and/or consequences hereof such as sanctions. If charterers fail to meet their obligations to us or attempt to renegotiate our agreements, securing alternative employment for the vessel may be difficult or impossible, and any substitute employment secured may be at lower rates. As a result, we could sustain significant losses adversely affecting our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends.

In our operation as pool manager of third-party vessels, we are exposed to the risk of claims from customers or other parties in respect of Pool Vessels. These risks are mitigated by a number of measures, including but not limited to, certain indemnities in our pool agreements. Should our counterparties under the pool agreements fail to honour their obligations or become insolvent, we may be liable for the claims relating to the Pool Vessels. Such claims could materially and adversely affect our business, financial condition, results of operations, and cash flows.

As at December 31, 2024, external technical managers were responsible for 58 of our 115 Hafnia Vessels and JV Vessels. Technical managers are generally responsible for crewing, maintenance and repair services and their ability to render the agreed services may be dependent in part on their financial strength. We may have little advance warning of financial or other problems affecting our external technical managers. If these managers cannot provide the agreed services, we may face operating delays and our business, financial condition, cash flows and results of operations could be adversely affected.

We are dependent upon our relationships with local shipping agents as well as port and terminal operators and other third parties operating in the ports where our customers ship and unload their products. We believe that these relationships will remain critical to our success in the future. If we lose or fail to maintain these relationships and if we cannot enter into new relationships on commercially reasonable terms, or at all, we may lose customers or experience delays or slowdowns which could result in a loss of revenue or inability to execute our contracts in a timely manner and could materially and negatively affect our business and our operations, including our ability to retain and service our customers, financial condition, cash flows and results of operations.

We and our joint ventures have in the past and may in the future order newbuilds. As at the date of this Annual Report, one of our joint ventures has three vessels on order with a Chinese shipyard. We are exposed to the risk of failures, extra cost, delays, technical, quality or engineering problems and other counterparty risks. Challenges affecting the shipyards from which we have ordered newbuilds may affect the timely delivery of newbuilds. Generally, we will obtain refund guarantees as security for pre-delivery instalments paid to the shipyard, but we cannot be sure that these, or any other measures we may take, will fully mitigate the risks relating to ordering newbuilds. A failure by a counterparty to meet its obligations in relation to newbuilds we have ordered or may order in the future may result in delays or cancellations of the delivery of the newbuilds, renegotiation of terms, delayed renewal of our Hafnia Fleet and consequent deterioration of our competitive position, any of which could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Insurance may be difficult to obtain, and if obtained, may not be adequate to cover our losses that may result from our operations due to the inherent operational risks of the tanker industry.

Inherent in the operation of any ocean-going vessel is a potential risk of major losses and liabilities, including death or injury to persons, property damage, loss of property, and business interruptions due to political unrest, hostilities, labour strikes and boycotts. The transportation of chemical and petroleum products is subject to the risk of pollution and environmental damage. Various casualties, accidents and other incidents, including an oil spill or emission of other environmentally hazardous agents from a vessel, may occur during the operation of the vessels in our Hafnia Fleet and could result in death or injury to persons, loss of property, environmental damage, delays in delivery of cargo, loss of revenue from termination of contracts or unavailability of vessels, fines or penalties, higher insurance rates, litigation and damage to our reputation and customer relationships. Any such events could result in significant financial losses and liabilities for us.

We carry insurance to protect against the majority of the accident-related risks involved in our business and operations, including ‘hull and machinery’ (“H&M”) insurance and ‘protection and indemnity’ (“P&I”) insurance. However, incidents may occur where we are not adequately insured, which could have a material adverse effect on us. Additionally, our insurers may refuse to pay claims or our insurance may be voidable if we take, or fail to take, actions, such as failing to maintain vessel relevant certification with maritime regulatory organisations. Furthermore, insurance cost may increase due to unforeseen incidents or events beyond our control, including changes in regulation, adverse market conditions, and increased geopolitical tensions may affect the cost of insurance and the availability of insurance coverage on commercially acceptable terms or at all, or may lead to insurers offering reduced or restricted coverage for certain losses. Any significant uninsured or under-insured loss or liability could have a materially adverse effect on our results of operations, cash flows, financial condition, and our available cash.

Because we obtain some of our insurance through protection and indemnity clubs (P&I Clubs), we may be subject to increased premium payments, or calls, in amounts based on our claim records, the claim records of our managers and other members of the P&I Clubs through which we receive insurance coverage for tortious liability, including pollution-related liability. In addition, our P&I Clubs may not have enough resources to cover claims against such members or to maintain their solvency thresholds / liquidity ratios. Our payment of these calls could result in significant expense for us, which could have a material adverse effect on our business, results of operations, cash flows, financial condition, available cash and ability to pay dividends.

Failure to comply with the U.S. Foreign Corrupt Practices Act, the United Kingdom Bribery Act 2010, the Prevention of Corruption Act 1960 of Singapore or other applicable anti-bribery regulations, anti-corruption regulations, anti-money laundering regulations or any other laws affecting our operations could result in fines, criminal penalties or contract terminations and could have an adverse effect on our business, reputation, and financial condition.

We transport oil products and chemicals across a wide variety of national jurisdictions. This entails a risk of business interruptions that may result from political circumstances or inadequacies in the legal systems and law enforcement mechanisms in certain countries in which we operate. Certain countries and international bodies also impose laws and regulations with extra-territorial application (such as sanctions and bribery and corruption legislation), which may further increase the risk of business interruptions and reputational damage resulting from our cross-border activities. In a worst-case scenario, our ability to trade with certain countries, including entities and individuals linked to such countries, may be severely restricted. Although we monitor our own operations and the global political situation closely and have adopted strict anti-bribery and anti-corruption policies as well as procedures to ensure diligence in counterparty onboarding, including observance of relevant anti-money laundering and anti-tax evasion laws and regulations, the political circumstances or inadequacies of the legal systems and law enforcement mechanisms in certain countries in which we operate may have a material negative impact on our reputation, revenue, cash flows and financial condition.

Our operations are subject to anti-corruption and anti-bribery laws, including the United Kingdom Bribery Act 2010 (“U.K. Bribery Act”), the U.S. Foreign Corrupt Practices Act (“FCPA”), as amended, and the Prevention of Corruption Act 1960 of Singapore (“PCA”). We may also be subject to other anti-corruption and anti-bribery regulations in countries where we do business and we need to comply with such regulations under contractual arrangements, particularly financing agreements. We as well as our customers, suppliers and commercial partners operate in jurisdictions where there is a risk of potential violations of anti-corruption and anti-bribery regulations and we participate in collaborations and relationships with third parties whose actions could potentially subject us to liability under the U.K. Bribery Act, FCPA, PCA, or other anti-corruption and anti-bribery regulation.

In addition to anti-corruption and anti-bribery laws and regulations, we are also subject to other laws and regulations governing our international operations, including, but not limited to, regulations administered by the governments of the United Kingdom and the United States and authorities in the European Union, such as applicable anti-money laundering and anti-tax evasion laws and regulations, export controls, economic sanctions, customs requirements, anti-boycott requirements, and currency exchange regulations (collectively, “Trade Control Laws”). We cannot predict the nature, scope, or effect of future regulatory requirements to which our operations may be subject or the manner in which existing anti-corruption and anti-bribery laws and regulations and other Trade Control Laws may be administered or interpreted.

While we maintain policies and procedures reasonably designed to ensure compliance with applicable anti-corruption and anti-bribery laws and regulations and any other Trade Control Laws, such as enhanced corporate due diligence and KYC procedures for counterparty onboarding, recurrent screening and including relevant provisions in relevant contracts, there can be no assurance that we will be completely effective in ensuring our compliance with all applicable laws, rules, and regulations, particularly as the scope of certain anti-corruption, anti-bribery and other Trade Control Laws may be unclear and may be subject to changing interpretations.

We may be required to document our compliance with applicable anti-corruption and anti-bribery laws and regulations and other Trade Control Laws in the future, including in connection with future transactions or financing arrangements, if any. Failures or delays in documenting our compliance, even if we are in compliance, could adversely affect our business, results of operations, financial condition, future performance, access to financing, liquidity and reputation.

If we fail to comply with anti-corruption and anti-bribery laws and regulations and other Trade Control Laws, we may become subject to civil or criminal penalties, disgorgement and other sanctions, remedial measures, and legal expenses, and we may be in breach of material agreements, including financing agreements. Any failure to comply with these laws and regulations, or any actual or alleged violations, or any investigations of potential violations, could adversely affect our business, results of operations, financial condition, future performance, access to financing, liquidity and reputation. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

If we fail to comply with data privacy laws, we could be exposed to financial and reputational risk and the risk of litigation or fines.

We are subject to data protection and privacy regulation in certain countries in which we operate. The application of such regulation may be uncertain and it is possible that these regulations may be interpreted and applied in a manner that is inconsistent with our data privacy practices. In Singapore, the Personal Data Protection Act 2012 of Singapore (“PDPA”) comprises requirements governing the collection, use, disclosure and care of personal data in Singapore and prescribes data protection obligations, including obligations relating to transfer of personal data and notification of data breaches. Non-compliance with the PDPA may lead to fines of up to the higher of SGD 1 million or 10% of annual turnover in Singapore. In the EU, the General Data Privacy Regulation (“GDPR”) governs data collection, use and sharing of data and related consumer privacy rights. The GDPR includes significant penalties for noncompliance, including fines up to the higher of EUR 20 million and/or 4% of global annual revenue.

Within the last five years, we have experienced one data breach which was reported to the relevant authorities. We have not experienced any consequences as a result of the breach. We may in the future experience data breaches and such data breaches or other breaches of personal data and privacy regulation could have an adverse impact on our operations, business, reputation and financial condition.

Complying with various, potentially disparate, laws may be difficult and could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business. Furthermore, any changes in applicable data privacy regulations may lead to us having to incur additional costs which could have an adverse effect on our business, financial condition, and results of operations.

We are to a certain extent dependent on the Pools and termination or a withdrawal of a majority of the pool participants may adversely affect our business.

Many of our Hafnia Vessels and TC Vessels participate in the Pools, which are described in “Item 4. Information on the Company – B. Business Overview – The Pools.” Participation in the Pools enhances the financial performance of our Hafnia Vessels and TC Vessels as a result of the higher vessel utilisation. Under the respective pool agreements, the earnings allocated to vessels in a pool are aggregated and divided based on a weighted scale that recognises each vessel’s earnings capacity. The termination of a Pool or the withdrawal of a majority of the participants could adversely affect our ability to commercially market our Combined Fleet and result in a material loss of revenue due to a decline in pool-management fees and commissions earned.

Risks Related to Our Company, Organisation, and Structure

We depend on our subsidiaries to distribute funds to us.

We are a holding company and our subsidiaries (wholly-owned or partially-owned directly or indirectly by us) and joint venture companies conduct our operations and hold our operating assets. Our ability to satisfy our financial obligations and pay dividends to our shareholders depends on the ability of our subsidiaries to generate profits available for distribution to us. If our subsidiaries are not able to generate profits or are restricted from distributing funds to us as a result of applicable laws and regulations, restrictive covenants in financing arrangements or the subsidiaries or joint ventures’ financial condition, we may be unable to pay our creditors or pay dividends to our shareholders. A payment default by or any of the subsidiaries or joint ventures on any financing arrangement could have a material adverse effect on our business, results of operations, cash flow and financial condition.

We derive a significant portion of our revenue from our top five customers, and the loss or default of any such customers could result in a significant loss of revenue and adversely affect our business.

We have a high customer concentration, where our top five customers represent a significant percentage of our revenue. For the year ended December 31, 2024, revenue from our top five customers (by group) represented 57% of our total revenue. Two of our customers (by group) each represented 10% or more of our revenues for the year ended December 31, 2024. One individual legal entity represented 10% or more of our revenues for the year ended December 31, 2024. Consequently, if we lose one of our top five customers or any of them fails to pay for its services due to the increasing financial pressure on these customers or otherwise, our revenue could be adversely affected. The loss of a significant customer, or a decline in freight rates under our charter agreements with significant customers or any other difficulties in our relationships with these charterers could affect our revenue and cash flow and could have a material adverse effect on our business, cash flows, financial condition and results of operations.

Our major shareholder, currently BW Group Limited, may have interests that are different from our interests and the interests of our other shareholders.

BW Group Limited (“BW Group”), a company owned by corporate interests associated with the Sohmen family, is as at the date of this Annual Report a major shareholder holding approximately 45% of the issued and outstanding shares in Hafnia Limited as further described in “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders.” Certain members of our Board of Directors and certain members of our board committees are associated with BW Group, employed by BW Group and/or hold positions on the board of directors or board committees of other companies in which BW Group has a significant ownership interest.

As long as certain shareholders continue to own a significant percentage of our ordinary shares, they will be able to influence the composition of our Board of Directors and the approval of actions requiring shareholder approval through their voting power. Accordingly, for such period of time, they will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. In particular, as long as such shareholders continue to own a significant percentage of our ordinary shares, they may be able to cause or prevent a change of control of our company or a change in the composition of our Board of Directors and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive investors of an opportunity to receive a premium for their ordinary shares as part of a sale of our company and ultimately might affect the market price of our ordinary shares. BW Group and its affiliates engage in a broad spectrum of activities, including in the shipping industry. In the ordinary course of their business activities, they may engage in activities where their interest conflict with our interests or those of our other shareholders. For example, they may compete with us and pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, they may have an interest in our pursuing acquisitions, divestitures, and other transactions that, in their judgment, could enhance their investment, even though such transactions might involve risks to us and our shareholders. Such potential conflicts may delay or limit the opportunities available to us, and it is possible that conflicts may be resolved in a manner adverse to us or result in agreements that are less favourable to us than terms that would be obtained in arm’s-length negotiations with unaffiliated third parties.

As at the date of this Annual Report, none of our shareholders (individually or as a group) own 50% or more of the voting power for the election of our directors. Therefore, we do not qualify as a “controlled company” under the NYSE Continued Listing Standards and are not eligible to take advantage of the controlled company exemption to opt out of certain corporate governance requirements.

We are a Singapore company and the rights of our shareholders may differ from the rights and protections typically offered to shareholders of a U.S. corporation organised in Delaware.

Following the Redomiciliation, we are a Singapore public company limited by shares. The rights of holders of our shares are governed by Singapore law, including the provisions of the Companies Act 1967 of Singapore (“Singapore Companies Act”) and by our Constitution. These rights may differ in certain respects from the rights of shareholders in typical U.S. corporations organised in Delaware. The principal differences are set forth in Exhibit 2.2 “Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934”.

Although we believe we are familiar with the applicable Singapore laws and regulations due to having subsidiaries incorporated in Singapore and that we sufficiently prepared for the Redomiciliation prior to its completion, the change in regulatory regime and the actions needed to adapt thereto may require additional commitments of resources, lead to substantial costs and require attention from senior management. We may not be able to predict or estimate the amount, impact or timing of such additional costs or the impact that our senior management’s attention to these matters could have on our business.

We have anti-takeover provisions in our Constitution that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our shareholders, and may prevent replacement or removal of the members of our Board of Directors.

The Constitution of Hafnia Limited (our or the “Constitution”) contain provisions that could make it more difficult for a third party to acquire us without the consent of our Board of Directors. These provisions include:

•
restrictions, with certain exceptions, on business transactions with “interested shareholders” (as defined in our Constitution) for a period of three years from the date a shareholder qualifies as an interested shareholder;

•	restrictions on the time period in which directors may be nominated;

•
an affirmative vote of 75% of our voting shares for certain “business combination” transactions, including certain mergers and amalgamations if such “business combination” or merger or amalgamation has not been approved by our Board of Directors; and

•	an exclusive jurisdiction clause.

These provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by a number of shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares. In addition, these provisions may adversely affect the market price of shares or inhibit fluctuations in the market price of our shares that could otherwise result from actual or rumoured takeover attempts.

By default, the Singapore Code on Take-Overs and Mergers (the “Singapore Take-over Code”) applies to us following our Redomiciliation. We have received a waiver of the Singapore Take-over Code from the Securities Industry Council (“SIC”) so that the Singapore Take-over Code will not apply to us as long as we are not listed on a securities exchange in Singapore. If at the time of a takeover offer the Singapore Take-over Code applies to us, we would be subject to a number of rules and restrictions. For a detailed description of the anti-takeover provisions in our Constitution and the Singapore Take-over Code, see Exhibit 2.2 “Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934”.

It may be difficult to serve process on or enforce a U.S. judgment against us, our officers, our directors and the experts named in this Annual Report because we are a Singapore company.

We are a Singapore public company limited by shares. Our directors and officers and certain of the experts named in this Annual Report are located outside the United States and a substantial portion of our assets and the assets of the aforementioned persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon us or any of these persons or to enforce the U.S. judgments obtained in the U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws. It is not certain whether courts in Singapore will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers or the experts under the securities laws of those jurisdictions or entertain actions in Singapore against us or our directors or officers or the experts under the securities laws of other jurisdictions.

The United States and Singapore do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments other than arbitration awards, in civil and commercial matters. The enforceability of any judgment of a U.S. federal or state court in Singapore will therefore depend on the laws and any treaties in effect at the time, including conflicts of laws principles (such as those bearing on the question of whether a Singapore court would recognise the basis on which a U.S. court had purported to exercise jurisdiction over a defendant). Additionally, it is not certain that the courts of Singapore or of the non-U.S. jurisdictions in which our offices are located would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws or other U.S. laws. In addition, awards for punitive damages in actions brought in the United States (including those under federal and state securities laws permitting punitive damages against us and our directors or officers) or elsewhere may be unenforceable in Singapore.

Holders of book-entry interests in our ordinary shares (for example, where shareholders hold ordinary shares indirectly through a nominee, in our case, Cede & Co which is a nominee of The Depository Trust Company (the “DTC”)) will be required to be registered members in our register of members in order to have standing to bring an action and, if successful, to enforce a judgment against us, our directors or our executive officers in the Singapore courts. Any such action would be subject to applicable Singapore laws. The administrative process of becoming a registered member could result in delays that could be prejudicial to any legal proceeding or enforcement action.

The international nature of our operations may make the outcome of any bankruptcy proceedings difficult to predict.

The vessels in our Hafnia Fleet are registered and flagged in various jurisdictions and we conduct operations in countries around the world. Consequently, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganisation or similar proceeding involving us or any of our subsidiaries, bankruptcy laws other than those of the United States would likely apply. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. However, there can be no assurance that we would become a debtor in the United States, or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognise a U.S. bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction.

Our Constitution contains an exclusive jurisdiction provision applicable to certain types of actions. This exclusive jurisdiction provision could limit the ability of our shareholders to obtain a favourable judicial forum for disputes against us or our directors or officers.

Our Constitution contains an exclusive jurisdiction provision which designates the courts of Singapore as the exclusive forum for any disputes arising concerning the Singapore Companies Act and/or the Constitution, including any question regarding the existence and scope of any regulation in the Constitution and/or whether there has been a breach of the Singapore Companies Act or the Constitution by an officer or director (whether or not such claim is brought in the name of a shareholder or in the name of the Company). The exclusive jurisdiction provision further provides that unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, (the “Securities Act”) or the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

We believe that the exclusive jurisdiction provision in our Constitution benefits us by providing increased consistency in the application of the Securities Act and Exchange Act in the United States federal court and increased consistency in the application of Singapore law for the specified types of actions and proceedings. However, the exclusive jurisdiction provision may have the effect of limiting the ability of shareholders to obtain a favourable judicial forum for disputes against us or our directors or officers and may limit or discourage our shareholders from being able to bring a legal claim against us due to geographic limitations.

The enforceability of exclusive jurisdiction provisions in other companies’ certificates of incorporation, constitutions and bye-laws has been challenged in legal proceedings. There is a risk that a court could find the exclusive jurisdiction provision in our Constitution to be inapplicable or unenforceable in connection with an action. If mandatory laws or other regulations designate the forum for certain causes of action, there is a high likelihood that such designated applicable forum will not be set aside because of the exclusive jurisdiction provision in our Constitution. If the exclusive jurisdiction provision in our Constitution is set aside, we may incur additional costs associated with resolving such action in jurisdictions other than the jurisdictions set out in the exclusive jurisdiction provision, which could adversely affect our business, financial condition and results of operation.

Risks Related to Our Indebtedness

Our future capital needs are uncertain and we may need to raise additional funds in the future.

We may face liquidity issues if poor market conditions in the chemical and product tanker market occur for a prolonged period. Additionally, we may in the future need to raise additional capital to maintain, replace and expand the operating capacity of our Hafnia Fleet and to fund our operations. Our need for funding in the future will depend on a number of factors, several of which are not under our control, including, but not limited to: the cost and timing of vessel acquisitions, the cost of retrofitting or modifying existing vessels as a result of technological developments in vessel design and vessel equipment, changes in applicable environmental regulations or other regulations and requirements and customer requirements.

We may be required to incur borrowings or raise capital through the sale of debt or equity securities. Our ability to borrow money and access the capital markets through future offerings may be limited by a number of factors, including, but not limited to:

•	our financial performance;

•	our credit rating;

•	the liquidity of the overall capital markets;

•	Singapore, United States, Norway, and global economies;

•	general economic conditions and other contingencies and uncertainties beyond our control; and

•	the state of the chemical and product tanker market.

We cannot assure you that we in the future will be able to obtain additional funds on acceptable terms or that we will be able to obtain additional funds at all. Any additional debt or equity financing that we obtain may contain terms such as restrictive covenants, including terms that are more restrictive than the terms included in our existing credit facilities. Additionally, the cost of our debt may in the future increase due to rising interest rates.

The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Additionally, we may experience decreased access to lenders and financiers if they decide to withdraw from the tanker industry.

If we cannot obtain the funds for necessary future capital expenditures or such funds are only available to us at a higher than anticipated cost, we may be unable to meet our obligations as they come due, our ability to continue to operate some or all of the vessels in our Hafnia Fleet may be limited, it could cause us to impair the value of our Hafnia Vessels, limit our ability to continue with our expansion plans, if any, and otherwise hinder us from taking advantage of business opportunities as they arise. These factors, or any of them, could have a material adverse effect on our business, financial condition, cash flows, results of operations and the market price of our ordinary shares. Even if we can obtain funds in the future, the terms of such financing agreements may limit our ability to pay dividends.

We have a significant amount of financial debt and servicing our current or future indebtedness limits funds available for other purposes and if we cannot service our debt, we may lose the vessels in our Hafnia Fleet.

Our main financing arrangements are mostly secured fleet financing, and to a lesser extent, financing leases (sale and lease-back arrangements), working capital, and unsecured credit facilities. As at December 31, 2024, we had interest-bearing debt, which includes mortgage debt, bank loans and liabilities regarding lease liabilities (sale and lease-back arrangements accounted for as financing transactions) net of amortised bank fees of $1,222.2 million and cash and cash equivalents (excluding cash retained in the commercial pools and restricted cash) of $195.3 million. See “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources” for more information on our current debt. We may incur additional indebtedness in the future. In addition to our debt, we may from time to time guarantee debt incurred by our joint ventures.

Our level of debt from time to time could have important consequences for us, including, but not limited to:

•	our ability to obtain additional financing for working capital, capital expenditures, vessel acquisitions or other purposes may be impaired or such financing may be unavailable on favourable terms;

•	our costs of borrowing could increase as we become more leveraged;

•
we may need to use a substantial portion of our cash from operations to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, general corporate activities, future business opportunities, and dividends to our shareholders;

•
future creditors may subject us to limitations on our business and future financing activities as well as certain financial and operational covenants and such restrictions may prevent us from taking actions that otherwise might be deemed to be in the best interests of us and our shareholders;

•	our debt level could make us more vulnerable than our competitors with less debt to competitive pressures, a downturn in our business or the economy in general; and

•
our debt level may limit our flexibility in responding to changing business and economic conditions in our business and the industry where we operate or detract from our ability to successfully withstand a downturn in our business or the economy in general.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions as well as financial, business, regulatory, competitive, technical, and other factors, some of which are beyond our control. If our operating income is not sufficient to service our current or future indebtedness, we will be forced to take action, such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt or seeking additional equity capital. We may not be able to effect any of these remedies on satisfactory terms, without the consent of our existing lenders, or at all. Our inability to service and repay our debt upon maturity and/or our inability to pay in accordance with guarantees provided in respect of debt incurred by our joint venture companies could have a material adverse effect on our future performance, results of operations and financial condition.

Our credit facilities and lease financing agreements contain covenants which may limit our ability to conduct certain activities, and further, we may be unable to comply with such covenants, which could result in an event of default under the terms of such agreements.

Our credit facilities and lease financing agreements impose, and any future credit facilities and lease financing agreement may impose, certain operating and financial restrictions on us. These restrictions may limit our ability, or the ability of our subsidiaries party thereto, to, among other things:

•	pay dividends and make capital expenditures if we do not repay amounts drawn under our credit facilities or if we otherwise default under our credit facilities;

•	incur additional indebtedness, including the issuance of guarantees;

•	create liens on our assets;

•	change the flag, class or management of our Hafnia Vessels or JV Vessels (as applicable) or terminate or materially amend the management agreement relating to each vessel;

•	sell our Hafnia Vessels or JV Vessels (as applicable);

•	merge or consolidate with, or transfer all or substantially all our assets to, another person;

•	increase or reduce capital;

•	be subject to a change of control; or

•	enter into a new line of business.

In addition, the terms and conditions of certain of our borrowings require us to maintain specified financial ratios and satisfy financial covenants, including (i) ratios and covenants based on the market value of our Hafnia Vessels, (ii) specified levels of cash and cash equivalents and available credit lines, (iii) specified minimum amounts of equity, (iv) specified levels of collateral coverage, and (v) specific maximum ratios of net debt to total assets or total capitalisation. Should our charter rates or vessel values materially decline in the future, we may seek to obtain waivers or amendments from our lenders with respect to such financial ratios and covenants, or we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet any such financial ratios and satisfy any such financial covenants. Events beyond our control, including changes in the economic and business conditions in the shipping markets in which we operate, may affect our ability to comply with these covenants. We cannot assure you that we will meet these ratios or satisfy these covenants or that our lenders will waive any failure to do so or amend these requirements.

The terms of certain of our credit facilities contain provisions pursuant to which the majority lenders may cancel the loans and require repayment of the outstanding amounts if Sohmen family interests cease to beneficially or legally hold more than 25% or more of our issued share capital. We can give no assurance that BW Group will continue to hold a significant interest in us. Any mandatory prepayment as a result of such a change of control under certain of our credit facilities could lead to the foreclosure of all or a portion of our Hafnia Fleet and could have a material adverse effect on our future performance, results of operations, cash flows and financial position and could lead to bankruptcy or other insolvency proceedings.

A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our credit facilities would prevent us from borrowing additional money under our credit facilities or lease financing arrangements and could result in an event of default under our credit facilities which could materially adversely affect our business, financial condition, and results of operations. If an event of default occurs under our credit facilities or lease financing arrangements, the counterparties could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and foreclose on the collateral securing that debt, which could constitute all or substantially all of our assets. Moreover, in connection with any waivers or amendments to our credit facilities or lease financing arrangements that we may obtain, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing credit facilities or lease financing arrangements. These restrictions may further restrict our ability to, among other things, pay dividends, repurchase our ordinary shares, make capital expenditures, or incur additional indebtedness.

Furthermore, our debt and lease financing agreements contain cross-default provisions that may be triggered if we default under the terms of any one of our financing agreements (subject to a threshold amount being crossed). In the event of default by us under one of our debt agreements, the lenders under our other debt or lease financing agreements could determine that we are in default under such other financing agreements. Such cross defaults could result in the acceleration of the maturity of such indebtedness under these agreements and the lenders thereunder may foreclose upon any collateral securing that indebtedness, including our Hafnia Vessels, even if we were to subsequently cure such default. In addition, our credit facilities and lease financing arrangements contain subjective acceleration clauses under which the debt could become due and payable in the event of a material adverse change in our business. In the event of such acceleration or foreclosure, we might not have sufficient funds or other assets to satisfy all of our obligations, which would have a material adverse effect on our business, results of operations and financial condition.

The restrictions in our credit facilities and sale and lease-back agreements may prevent us from taking actions that otherwise might be deemed to be in our best interest and in the best interest of our shareholders and it may further affect our ability to operate our business going forward, particularly our ability to incur debt, make capital expenditures or otherwise take advantage of potential business opportunities as they arise.

As at the date of this Annual Report, we are in compliance with the financial covenants contained in our credit facilities.

We may be exposed to risk in relation to our use of derivative instruments.

Our use of derivative instruments such as freight forward agreements (“FFA”), bunker hedging agreements, and interest rate hedging contracts, could result in losses. FFAs may be used to hedge our exposure to the market by providing for the sale of a contracted charter rate on an identified route and period. Bunker hedging agreements may be used to hedge the price on bunkers. Interest rate hedging contracts (including swaps, caps, and options) that are unsecured or secured by existing credit loan facilities, may be entered into with lenders as per the International Swaps and Derivatives Association (“ISDA”) agreements. From time to time, we invest in FFAs, by either buying or selling FFA positions. The risks related to such FFA trading are managed through our internal authorisation manual, approved by our Board of Directors, and in accordance with our internal financing and risk management policies. However, if we take positions in derivative instruments and do not correctly anticipate the market movements, we could suffer losses which could negatively affect our results of operations, cash flows, and financial condition.

Risks Related to Tax

A change in tax laws in any country in which we operate, including, but not limited to, the imposition of freight taxes, or disagreements with tax authorities could adversely affect us.

Tax laws, treaties and regulations are highly complex and subject to interpretation. Consequently, we and our subsidiaries are subject to changing laws, treaties and regulations in and between the countries in which we operate.

We have global operations with companies incorporated in different jurisdictions and operating out of Singapore, Denmark, Monaco, Dubai, Marshall Islands and the United States. Additionally, we have invested in companies in other countries and our vessels operate globally and therefore both within international waters and within the territories of a large number of different jurisdictions. Our complex and international operational structure entails that we are subject to changes in tax law, treaties or regulations, including the interpretation and enforcement thereof, in many different jurisdictions. If jurisdictions in which our vessels operate impose freight taxes applicable to our operation, our results of operations may be negatively affected and such taxes could decrease the earnings available for distribution to our shareholders.

Our tax expense is based on our interpretation of the tax laws in effect at the time the expense was incurred. A change in tax laws, treaties, or regulations, or in the interpretation or enforcement thereof, could result in a materially higher tax expense or a higher effective tax rate on our earnings. Such changes may include measures enacted in response to the ongoing initiatives in relation to fiscal legislation at an international level such as the Base Erosion and Profit Shifting Project. Additionally, there is a risk that our interpretation of applicable tax laws differ from those of tax authorities, potentially resulting in, inter alia, increased tax burdens or successful challenges to our operational structure and intercompany pricing principles. This could have a material adverse effect on our business, results of operations and financial condition.

A change to the way in which our international shipping income is taxed in Singapore could have an adverse effect on our business and results of operations.

The majority of our shipping income accrues in Singapore, where we exercise strategic or commercial management over our international shipping activities. Therefore, we are impacted by the Singapore tax legislation. In Singapore, we are subject to the Maritime Sector Initiative – Singapore Registry of Ships (“MSI-SRS”) award and the Maritime Sector Initiative – Approved International Shipping Enterprise Award (“MSI-AIS”). Under the MSI-SRS and MSI-AIS, income from international shipping operations is subject to tax exemptions or an alternative basis of tax based on the net tonnage of the ships for qualifying shipping income. The MSI-SRS is an ongoing award which requires no additional application that will be applicable so long as a company owns and/or operates Singapore flagged vessel(s) for international shipping operations. Meanwhile, the MSI-AIS is a renewable award every ten years. We are currently subject to both the MSI-SRS and the MSI-AIS. Our current ten-year period under the MSI-AIS will expire on April 30, 2028 where we intend to re-apply for an additional ten-year extension. Renewal of the MSI-AIS is contingent on various factors where we will be required to, for example, demonstrate a business plan on how our business can generate economic contributions in Singapore through business spending, employment and ensuring that our strategic or commercial management is in Singapore.

We expect to be able to renew our MSI-AIS where relevant unless there is a shift in Singapore government policy to not wish to promote and further incentivise the maritime sector. If we do not continue to be subject to the MSI-SRS and/or the MSI-AIS, it may have adverse effects on our business, results of operations, and financial condition, and would decrease our earnings available for distribution to shareholders.

We could be treated as or become a  PFIC  for U.S. federal income tax purposes, which could have adverse U.S. federal income tax consequences to U.S. shareholders.

A foreign corporation will be treated as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income during the taxable year consists of certain types of “passive income” or (ii) at least 50% of the average value of the corporation’s assets during such taxable year produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business.

For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our current and proposed method of operation, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time and voyage chartering activities does not constitute “passive income”, and the assets that we own and operate in connection with the production of that income do not constitute assets that produce or are held for the production of “passive income.”

We believe there is substantial legal authority supporting our position consisting of case law and U.S. Internal Revenue Service (“IRS”) pronouncements concerning the characterisation of income derived from time charters and voyage charters as services income for other tax purposes. However, we note that there is also legal authority which characterises time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept our position and there is a risk that the IRS or a court of law could determine that we are a PFIC.

Based on the foregoing, we believe that we were not a PFIC with respect to any prior taxable year. However, there can be no assurance that we will not become a PFIC for the current taxable year or any future taxable year as a result of changes in our operations or assets.

If we are or have been a PFIC for any taxable year during a U.S. shareholder’s holding period with respect to our stock, such U.S shareholder will face adverse U.S tax consequences and certain information reporting requirements. Under the PFIC rules, unless such shareholder makes a “mark to market” election (which election could itself have adverse consequences for such shareholder), such shareholder would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon “excess distributions” and upon any gain from the disposition of our ordinary shares, as if the excess distribution or gain had been recognised rateably over the shareholder’s holding period of our ordinary shares. See “Item 10. Additional Information – E. Taxation” for a more comprehensive description of the U.S. federal income tax consequences to U.S shareholders if we are treated as a PFIC.

We may become liable for taxes on U.S. sourced income, which would reduce our earnings.

Under the U.S. Internal Revenue Code of 1986 as amended (the “Code”), 50% of the gross shipping income of a corporation that owns or charters vessels, as we and our subsidiaries do, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States generally will be subject to a 4% U.S. federal income tax without allowance for deductions, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the regulations promulgated thereunder by the U.S. Department of the Treasury.

We and our subsidiaries intend to take the position that we qualify for this statutory tax exemption for U.S. federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us not to be eligible for the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S. source shipping income. For example, we may no longer qualify for exemption under Section 883 of the Code for a particular taxable year if shareholders with a five percent or greater interest in our ordinary shares (“5% Shareholders”) owned, in the aggregate, 50% or more of our outstanding ordinary shares for more than half the days during the taxable year, and there do not exist sufficient 5% Shareholders that are qualified shareholders for purposes of Section 883 of the Code to preclude nonqualified 5% Shareholders from owning 50% or more of our ordinary shares for more than half the number of days during such taxable year or we are unable to satisfy certain substantiation requirements with regard to our 5% Shareholders. Due to the factual nature of the issues involved, there can be no assurances on the tax-exempt status of us or any of our subsidiaries.

If we or our subsidiaries are not entitled to exemption under Section 883 of the Code for any taxable year, we or our subsidiaries could be subject for such year to an effective 2% U.S. federal income tax on the shipping income we or they derive during such year which is attributable to the transport of cargoes to or from the United States. The imposition of this tax would have a negative effect on our business and would decrease our earnings available for distribution to our shareholders.

We and certain of our subsidiaries have entered into and may in the future enter into internal agreements which must be at market value or on terms no more favourable than would have been agreed if the transaction was not conducted on an intra-group basis.

We have global operations, and the functions related to owning and operating a global scale chemical and product tanker fleet are spread across various subsidiaries, including crewing, technical maintenance, chartering and ownership of vessels. Cross-border business between our subsidiaries and between us and our subsidiaries can be complicated. We will likely enter into further agreements by and among our subsidiaries on the one hand and Hafnia Limited on the other hand in the future and between two or more of our subsidiaries. To ensure compliance with transfer pricing regulations, such transactions must in general be conducted on an arm’s-length basis. We believe that these transactions are conducted on arm’s-length terms, but no assurance can be given that we would not have been able to secure more favourable terms from third parties.

Regarding any cross-border transactions, we may face significant compliance challenges with the regulations and administrative requirements around transfer pricing, as they differ from country to country. Tax authorities are increasingly sophisticated in the way they operate and are focusing more closely on transfer pricing in companies that transact cross-border business.

Certain of our subsidiaries are incorporated in offshore jurisdictions and our operations may be subject to economic substance requirements, which could impact our business.

We are a Singapore company. A majority of our subsidiaries are Singapore entities; however, certain of our subsidiaries are as at the date of this Annual Report incorporated in offshore jurisdictions with economic substance laws and regulations with which we may be obligated to comply. We believe that we and our subsidiaries are compliant with applicable economic substance requirements. However, if there were a change in the requirements or interpretation thereof, or if there were an unexpected change to our operations, any such change could result in noncompliance with the economic substance legislation and related fines or other penalties, increased monitoring and audits, and dissolution of the noncompliant entity, which could have an adverse effect on our business, financial condition or operating results.

EU finance ministers rate jurisdictions for tax rates and tax transparency, governance and real economic activity. Countries that are viewed by such finance ministers as not adequately cooperating, including by not implementing sufficient standards in respect of the foregoing, may be put on a “grey list” or a “blacklist.” EU member states have agreed upon a set of measures, which they can choose to apply against grey- or blacklisted countries, including increased monitoring and audits, withholding taxes, special documentation requirements and anti-abuse provisions. The European Commission has stated it will continue to support member states’ efforts to develop a more coordinated approach to sanctions for the listed countries. EU legislation prohibits EU funds from being channelled or transited through entities in countries on the blacklist. If jurisdictions in which we operate are put on the blacklist in the future, it could negatively impact our business.

A loss of a major tax dispute or a successful tax challenge to the Group’s operating structure or to the Group’s tax payments, among other things could result in a higher tax rate on the Group’s earnings, which could result in a significant negative impact on its earnings and cash flows from operations

From time to time, the Group’s tax payments may be subject to review or investigations by tax authorities of the jurisdictions in which the Group operates or in which its vessels call or have called (including but not limited to Singapore, Denmark, United States and other locations in which our vessels call). If any tax authority successfully challenges the Group’s operational structure, intercompany pricing policies or the taxable presence of its subsidiaries in certain countries, or if the Group loses a material tax dispute in any country or any tax challenge of the Group’s tax payments is successful, its effective tax rate on its earnings could increase substantially and the Group’s earnings and cash flows from operations could be materially adversely affected. There are, for instance, several transactions taking place between the companies in the Group and related companies, which must be carried out in accordance with arm’s length principles in order to avoid adverse tax consequences. There can be no assurance that the tax authorities will conclude that the Group’s transfer pricing policy calculates correct arm’s length prices for intercompany transactions, which could lead to an adjustment of the agreed price, which would in turn lead to increased tax cost for the Group.

Risks Related to Ownership of Our Ordinary Shares

Our share price has fluctuated in the past, has been volatile and may be volatile in the future and as a result, investors in our ordinary shares could incur substantial losses.

Our share price has fluctuated in the past, has been volatile and may be volatile in the future. Our share prices may experience rapid and substantial decreases or increases in the foreseeable future that are unrelated to our operating performance or prospects. The stock market in general and the market for shipping companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, shareholders may experience substantial losses on their investment in our ordinary shares. The market price for our ordinary shares may be influenced by many factors, including factors that may be unrelated to our operating performance or prospects.

The following factors, among others, could affect the trading price of our ordinary shares:

•	our operating and financial performance;

•	investor reactions to our business strategy;

•	actual or anticipated variations in our quarterly and annual financial results and financial indicators such as net income or those of companies that are perceived to be similar to us;

•	regulatory or legal developments in the United States, European Union, and other countries, especially changes in laws or regulations applicable to our industry;

•	market conditions in the shipping industry and particularly in the chemical and product tanker market;

•	general economic, industry and market conditions, including the prevailing economic and market conditions in the energy markets;

•	geopolitical tension and developments

•	strategic actions by our competitors;

•	our continued compliance with the listing standards of the NYSE and Oslo Børs;

•	economic, legal, and regulatory factors unrelated to our performance;

•	mergers and strategic alliances in the shipping industry;

•	changes in operating performance and stock market valuations of companies in our industry, including our vendors and competitors;

•	the public reaction to our press releases, our other public announcements and our filings with the SEC;

•	our success or failure to meet the expectation of analysts, investors, lenders, and other market participants;

•	announcements concerning us or our competitors;

•	changes in revenue or earnings estimates, or changes in recommendations or withdrawals of research coverage, by equity research analysts;

•	our ability or inability to raise additional capital and the terms on which we raise it;

•	the suspension of our dividend payments or changes in our dividend policy;

•	market and industry perception of our success, or lack thereof, in pursuing our growth strategies;

•	sales of our ordinary shares by us or our shareholders, or the anticipation of such sales;

•
introductions or announcements of new products offered by us or significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors and the timing of such introductions or announcements;

•
price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole and those resulting from geopolitical events, natural disasters, severe weather events, terrorist attacks and responses to such events;

•	our ability to effectively manage our growth;

•	speculation in the press or investment community;

•	the failure of research analysts to cover our ordinary shares;

•	whether investors or securities analysts view our share structure unfavourably, particularly any significant voting control of our executive officers, directors, and their affiliates;

•	changes in accounting principles, policies, guidance, interpretations, or standards;

•	additions or departures of key management personnel;

•	actions by our shareholders;

•	trading volume of our ordinary shares;

•	lawsuits threatened or filed against us;

•	privacy or cybersecurity breaches, data theft or other security incidents or failure to comply with applicable data privacy laws, rules, and regulations;

•	our ability to obtain, maintain, protect, defend, and enforce our intellectual property;

•	the realisation of any risks described under this “Risk Factors” section; and

•
other events or factors, including those resulting from such events, or the prospect of such events, including marine disasters, war, piracy, terrorism and other international conflicts, trade wars, environmental accidents, public health issues including pandemics or epidemics, such as the COVID-19 pandemic, climate conditions or other events disrupting our operations or resulting in political or economic instability.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our ordinary shares regardless of our operating performance, financial conditions or other indicators of value. Historically, following periods of volatility in the market and in the market price of a company’s shares, securities class action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, operating results, future prospects, and financial condition.

Additionally, recently securities of certain companies have experienced significant and extreme volatility in share price due to short sellers of shares, known as a “short squeeze.” These short squeezes have caused extreme volatility in those companies and in the market and have led the price per share of those companies to trade at a significantly inflated rate that is disconnected from the underlying value of the company. Many investors who have purchased shares in those companies at an inflated rate face the risk of losing a significant portion of their original investment as the price per share has declined steadily as interest in those shares has abated. While we have no reason to believe our shares would be the target of a short squeeze, there can be no assurance that we will not be in the future, and you may lose a significant portion or all of your investment if you purchase our shares at a rate that is significantly disconnected from our underlying value.

There can be no assurance that our share price will remain at current prices or that you will be able to sell any of our ordinary shares you may have purchased at a price greater than or equal to its original purchase price, or that you will be able to sell our ordinary shares at all.

Our ordinary shares are traded on more than one stock exchange and this may result in price variations between the markets and could expose our shareholders to exchange rate fluctuations.

Our ordinary shares are listed on each of NYSE and Oslo Børs. Trading in our ordinary shares therefore takes place in different currencies (U.S. dollars on the NYSE and NOK on Oslo Børs) and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Norway). The trading prices of our ordinary shares on these two markets may differ as a result of these or other factors. Any decrease in the price of our ordinary shares on either of these markets could cause a decrease in the trading prices of our ordinary shares on the other market.

Cash dividends or other distributions to be declared in respect of our ordinary shares, if any, will be denominated in U.S. dollars. For shareholders trading our ordinary shares through Oslo Børs, any future dividends will be distributed in NOK through the Norwegian Central Securities Depositary, Euronext Securities Oslo (the “VPS”). Shareholders may therefore be exposed to foreign currency exchange rate risk. In addition, we may not offer our shareholders the option to elect to receive dividends, if any, in a currency other than U.S. dollars or NOK, as applicable. Consequently, shareholders may be required to arrange foreign currency exchange at their own expense.

You may be liable to pay taxes on dividends or distributions from us or on any income or gains otherwise resulting from your ownership of our shares including any gains as a result of an increase in value of the shares, if any.

You may be liable to pay taxes on income from dividends or distributions or on any gains or income resulting from your ownership of our shares, including any gains as a result of an increase in value of the shares, if any. We advise you to consult your advisors regarding the tax consequences of dividends or other distributions made by us or of any other income or gains resulting from your ownership of our shares.

Currently, there is no withholding tax on dividends in Singapore. We cannot assure you that withholding taxes will not be implemented in the future. If withholding taxes are implemented on dividends or other distributions in Singapore, our shareholders residing in other countries may not be able to credit the amount of such withholding tax to any tax due on such dividends or other distributions in any country other than Singapore. As a result, such shareholders may be subject to double taxation in respect of such dividends or other distributions.

We do not know whether a market for our ordinary shares will be sustained to provide you with adequate liquidity.

Our ordinary shares currently trade on Oslo Børs and on the NYSE. No assurance can be given as to the following:

•	the likelihood that an active trading market for our ordinary shares will be sustained;

•	the liquidity of any such market;

•	the ability of our shareholders to sell their ordinary shares; or

•	the price that our shareholders may obtain for their ordinary shares.

If an active market for our ordinary shares is not sustained, their market price may decline, and you may not be able to sell your shares. The market price of our ordinary shares may be highly volatile and subject to wide fluctuations. Our financial performance, government regulatory action, tax laws, interest rates, industry trends, and market conditions in general could have a significant impact on the future market price of our ordinary shares.

Additionally, as a result of the Redomiciliation, our legal domicile was transferred to Singapore. Certain shareholders may, pursuant to their investment policies, not be able to, or otherwise wish not to, hold or invest in shares of a Singapore issuer, which may, as a result, have an adverse effect on trading, liquidity and the price of the ordinary shares.

We must comply with the requirements of being a public company listed in the United States, including compliance with the reporting requirements of the Exchange Act, the requirements of the Sarbanes-Oxley Act of 2002 and the requirements of the NYSE Continued Listing Standards. If we fail to maintain an effective internal control over financial reporting, we may be unable to accurately report our results of operations and meet our financial reporting obligations in a timely or cost-effective manner.

As a public company listed in both Norway and the United States, we need to comply with requirements under a number of laws and regulations, including the Exchange Act, related rules and regulations of the SEC, certain corporate governance provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and the requirements of the NYSE. We were not subject to the United States’ rules before we were listed on the NYSE. Complying with these statutes, regulations and requirements have absorbed and may continue to absorb a significant amount of time of our Board of Directors and management and may significantly increase our costs and expenses. As at the date of this Annual Report, we have complied or are in the process of complying with such requirements by:
•	instituting a more comprehensive compliance function, including for financial reporting and disclosures;

•	continuing to prepare and distribute periodic public reports in compliance with our obligations under federal securities laws;

•	complying with rules promulgated by the NYSE;

•	enhancing our investor relations function;

•	establishing new internal policies to further strengthen our corporate governance, such as those relating to insider trading; and

•	involving and retaining to a greater degree outside counsel and accountants in the above activities.

We may not be able to predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management’s attention to these matters will have on our business. However, such costs could potentially have a material adverse effect on our business, financial condition, and results of operations.

Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal controls over financial reporting. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. We have dedicated and intend to continue to dedicate a significant amount of time and resources to ensure compliance with these regulatory requirements and to work with our legal, accounting and financial advisors to identify any areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a U.S. listed public company. We will continue to evaluate areas such as corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We will make changes in any of these and other areas, including our internal control over financial reporting, which we believe are necessary. However, these and other measures we may take may not be sufficient to allow us to satisfy our obligations as a U.S. listed public company on a timely and reliable basis.

In addition, we expect that being a U.S. listed public company subject to these rules and regulations may make it more difficult and more expensive for us to obtain directors and officers liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our Board of Directors or as executive officers. We are currently evaluating these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Investors with shares registered in a nominee account will need to exercise voting rights through their nominee

Beneficial owners of shares that are registered in a nominee account (such as through brokers, dealers or other third parties) with the DTC and the VPS will not be able to exercise voting rights directly, and they will need to receive the voting materials and provide instructions through their nominee prior to the general meetings. We can provide no assurance that beneficial owners of shares will receive the notice of a general meeting in time to instruct their nominees accordingly or otherwise vote their Shares in the manner desired by such beneficial owners.

We cannot assure you that we will pay dividends on our ordinary shares.

Our Board of Directors may, in its sole discretion, from time to time, declare and pay cash dividends in accordance with our organisational documents and applicable law. We can only distribute dividends to shareholders out of funds legally available for such payments. We have adopted a dividend policy according to which the payout percentage of net profit is determined based on our level of net loan-to-value; however, the final amount of dividend is decided by our Board of Directors. In addition to cash dividends, we may buy back shares as part of our total distribution to shareholders. The amount utilised in buying back shares may be deducted before declaring dividend for the quarter, such that the combined total of dividends and share buybacks aligns with the dividend policy. Any changes to our dividend policy could adversely affect the market price of our ordinary shares. The timing and amount of any dividends and other distributions declared will depend on, among other things, our capital requirements, including capital expenditure commitments, financial condition, general business conditions, legal restrictions, and any restrictions under borrowing arrangements or other contractual arrangements in place at the time. Therefore, there can be no assurance that we will pay any dividends to holders of our ordinary shares or as to the amount of any such dividends or that we will buy back shares in the future. In addition, our historical results of operations, including cash flows, are not indicative of future financial performance, and our actual results of operations could differ significantly from our historical results of operations. See “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Dividend Policy.”

As a foreign private issuer, we are not subject to certain disclosure and procedural requirements under the Exchange Act and we are permitted to adopt, and we have adopted certain home country practices in relation to corporate governance that differ significantly from NYSE corporate governance standards applicable to U.S. issuers. This may afford less protection to our shareholders.

As a foreign private issuer, we are not subject to the same disclosure and procedural requirements as domestic U.S. registrants under the Exchange Act. For instance, we are not required to prepare and file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, we are not subject to the proxy requirements under Section 14 of the Exchange Act, and we are not required to comply with Regulation FD, which restricts the selective disclosure of material non-public information. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Moreover, under Singapore laws, we are permitted to disclose compensation information for our executive officers on an aggregate, rather than an individual, basis.

Rule 303A.01 of the NYSE corporate governance listing rules requires listed companies to have, among other things, a majority of their board members be independent. Though as a foreign private issuer we are permitted to follow home country practice in lieu of the above requirement, under which there is such requirement, we expect to have a majority of independent directors. Should we instead rely on the “foreign private issuer” exemptions, our shareholders may be afforded less protection than they otherwise would enjoy under the NYSE corporate governance standards applicable to U.S. domestic issuers. See “Item 16G. Corporate Governance – Foreign Private Issuer Exemption.”

We could lose our foreign private issuer status under U.S. securities laws. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. We would then also be required to file periodic reports and annual reports on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We may then also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we would then lose our ability to rely upon exemptions from certain corporate governance requirements on NYSE that are available to foreign private issuers.

Future sales or issuances of our ordinary shares in the public markets, the perception that they might occur, or future offerings of debt securities or preferred shares, could cause the price of our ordinary shares to decline, could dilute your voting power and your ownership interest in us and/or could lead to a loss of all or part of your investment.

Under Singapore law, shareholder approval is required to allow us to issue new shares. At a general meeting, the Board of Directors may be granted certain authorisations to increase our issued share capital by issuance of shares or by instruments that may or will require shares to be issued, including but not limited to warrants. This authorisation, unless revoked or varied by a general meeting, would continue to be in force until the conclusion of the next annual general meeting or the date by which the next annual general meeting is required by law to be held, whichever is earlier. At our annual general meeting held in July 2024, our Board of Directors were granted authority to issue shares with effect from the Redomiciliation.

Issuance of a substantial number of our ordinary shares or sale of a substantial number of our ordinary shares in the public market, particularly sales by our directors, executive officers and significant shareholders, or the perception that these issuances or sales could occur, could adversely affect the market price of our ordinary shares and may make it more difficult for you to sell your ordinary shares at a time and price that you deem appropriate. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. Furthermore, the issuance by us of additional shares may decrease our existing shareholders’ proportionate ownership interest in us and their relative voting strength.

As at December 31, 2024, we had 512,563,532 issued ordinary shares (which included 9,639,056 treasury shares). Subject to limited exceptions, all of our ordinary shares outstanding are freely tradable without restrictions or further registration under the Securities Act , except for any shares held by our affiliates as defined in Rule 144 under the Securities Act (“Rule 144”). We have entered into a shareholder rights agreement with BW Group which will give BW Group rights to require us to file registration statements covering the sale of their shares or to include such shares in registration statements that we file for ourselves. See “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions” for additional information on this agreement.

In accordance with our remuneration policy, certain members of our senior management and key employees have been granted restricted stock units (“RSUs”) and options to purchase our shares. The options and RSUs aim at incentivising the employees to seek to improve our performance and thereby our share price for the mutual benefit of the recipients of options and RSUs and our shareholders. There was an aggregate of 3,921,842 options and 462,356 RSUs outstanding as at December 31, 2024 (not taking into account options and RSUs voided or forfeited). See “Item 6. Directors, Senior Management and Employees – B. Compensation of Directors and Executive Officers” for additional information on these options and RSUs.

In the future, we may raise capital through debt or equity offerings. Upon bankruptcy or liquidation, holders of our debt securities and preferred shares and other creditors will receive a distribution of our assets prior to the holders of our ordinary shares. Our preference shares, if any were issued, may have a preference on distributions and dividend payments, which could limit our ability to pay dividends to the holders of our ordinary shares. Future debt or equity offerings may dilute our existing shareholders and or may reduce the market price of our ordinary shares.

We have previously identified material weaknesses in our internal control over financial reporting that could, if not remediated, result in material misstatements in our financial statements. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.

We are subject to Section 404 of the Sarbanes-Oxley Act, which requires that beginning with our second annual report on Form 20-F, which will be the annual report for the year ended December 31, 2025, (i) we include a report from our management on our internal control over financial reporting and (ii) our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.

As disclosed in our registration statement on Form 20-F filed with the SEC on March 27, 2024, as amended by our Amendment No. 1 to Registration Statement on Form 20-F, filed with the SEC on April 1, 2024, we have identified three material weaknesses in the internal control over financial reporting. The material weaknesses identified relate to (i) not having a sufficient number of personnel with an appropriate level of IFRS accounting skills, SEC reporting knowledge and experience and training in internal controls over financial reporting; (ii) not having sufficient information technology controls and documentation; and (iii) the review process over assumptions and inputs used in several key accounting estimates.

In 2024, with the support of advisors and under supervision of the Chief Financial Officer and the Audit Committee, we implemented a plan to remediate the aforementioned material weakness. The plan to remediate these material weaknesses includes (i) establishing a formal process to evaluate the design and implementation of the internal controls over financial reporting, (ii) designing and implementing controls based on that evaluation, and (iii) recruiting more qualified personnel, performing skills gap analysis and training within our existing finance organisation to strengthen the financial reporting function.

We continue to work closely with our advisors to evaluate the design and operating effectiveness of the internal controls over financial reporting, and to provide necessary training across the organisation. However, as we are not required to include a report from management on the internal control over financial reporting until the second annual report on Form 20-F, neither our management nor our independent registered public accounting firm has conducted a comprehensive assessment of our internal control over financial reporting for the purposes of identifying and reporting any material weakness or significant deficiency in internal control over financial reporting. Therefore, we cannot assure that all material weaknesses have been identified, or that additional material weaknesses will not be identified in the future.

While we are actively working to remediate the material weaknesses as quickly and efficiently as possible, we cannot provide an estimate of costs expected to be incurred in connection with the ongoing testing, formalising and implementation of updated procedures. Additional remediation measures may be time consuming, costly and might place significant demands on our financial, management, and operational resources. If we are unable to successfully and timely remediate these material weaknesses and/or if we fail to maintain effective internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404, to meet our reporting obligations, avoid material misstatements in our financial statements, or anticipate and identify accounting issues or other financial reporting risks that could materially impact our consolidated financial statements.

Even if our management concludes that our internal control over financial reporting is effective, the independent registered public accounting firm, after conducting its own independent testing, may issue a report that is adverse if it is not satisfied with our internal controls or the level at which the controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently than we do.

If we fail to achieve and maintain an effective internal control environment, we could potentially suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could cause shareholders to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and financial condition, and lead to a decline in the trading price of our ordinary shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and could subject us to potential delisting from the NYSE, regulatory investigations and civil or criminal sanctions, which could harm our business and financial condition, and which would require additional financial and management resources. We may also be required to restate our financial statements from prior periods.

The historical financial information in this Annual Report may make it difficult to accurately predict our costs of operations in the future.

Some of the historical financial information in this Annual Report does not reflect the added costs we have incurred and will incur as a U.S. listed public company or the resulting changes that have occurred in our capital structure and operations as a result of our secondary listing on the NYSE (the “NYSE Listing”). Furthermore, it does not reflect additional costs as a result of our Redomiciliation to Singapore and the re-domiciliation of certain of our subsidiaries to Singapore. For more information on our historical financial information, see “Item 5. Operating and Financial Review and Prospects – A. Operating Results” and our consolidated financial statements included elsewhere in this Annual Report.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We are a Singapore public company limited by shares with company registration number (UEN) 202440137E and the legal name “Hafnia Limited”. We redomiciled from Bermuda to Singapore with effect from October 1, 2024 by way of a discontinuance from Bermuda and continuance into Singapore pursuant to Section 132G of the Bermuda Companies Act. Prior to the Redomiciliation, we were an exempted company limited by shares incorporated under the laws of Bermuda on April 29, 2014. We have operated under the name Hafnia Limited from January 16, 2019 to the date of this Annual Report, under the name BW Tankers Limited from February 13, 2018 to January 16, 2019, and under the name BW Pacific Limited from our incorporation on April 29, 2014 to February 13, 2018. We are a holding company, and all of our operations are performed through our subsidiaries.

Our current corporate organisation is the result of a 2019 merger between Hafnia Tankers and BW Tankers. The merger, completed on January 16, 2019, was carried out by way of a triangular merger, where Hafnia Tankers first merged with BW Tankers Corporation (a wholly-owned subsidiary of BW Tankers) with BW Tankers Corporation being the surviving and continuing entity. Thereafter, on January 21, 2019, BW Tankers Corporation merged with BW Tankers (which changed its name to Hafnia Limited with effect from January 16, 2019) in a statutory parent and subsidiary short form merger with BW Tankers being the surviving and continuing entity.

On November 8, 2019, our shares commenced trading on Oslo Axess under the ticker code “HAFNIA.” On April 30, 2020, we were transferred from Oslo Axess to Oslo Børs and began trading under the ticker code “HAFNI.” On February 28, 2023, we began trading on the OTCQX® Best Market, New York, under the ticker (OTCQX: HAFNF). On April 9, 2024, our shares ceased trading on the OTCQX® Best Market and listed on the NYSE under the ticker symbol “HAFN”.

The business, assets and liabilities of Hafnia Limited and its subsidiaries immediately after the Redomiciliation were the same as Hafnia Limited immediately before the Redomiciliation on a consolidated basis, as well as our financial year. In addition, the directors and executive officers of Hafnia Limited immediately after the Redomiciliation were the same individuals who were directors and executive officers, respectively, of Hafnia Limited immediately prior to the Redomiciliation. Currently, our principal executive office is located at 10 Pasir Panjang Road, #18-01, Mapletree Business City, Singapore 117438.

You can reach us in our Singapore office at +65 6434 3770. Our agent for service of process in the United States is Hafnia US, LLC and its address is c/o Corporation Service Company, 251 Little Falls Drive, Wilmington, New Castle County, Delaware, 19808, United States. We also have offices in Copenhagen (Denmark), Houston (United States), Mumbai (India), Dubai (United Arab Emirates) and Monaco.

Our website is https://www.hafnia.com/. Information contained on our website does not constitute part of and is not incorporated by reference into this Annual Report. We have included our website address in this Annual Report solely as an inactive textual reference. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. None of the information contained on, or that can be accessed through, these websites are incorporated into or forms a part of this Annual Report.

Vessel acquisitions and divestments

We are committed to a strategy of continuous fleet renewal and therefore complete divestments and acquisitions of vessels from time to time to ensure that our Hafnia Fleet is optimally structured.

In the period from January 1, 2025 until the date of this Annual Report, we have not acquired any vessels (excluding the acquisition of vessels by the utilisation of purchase options in our sale and lease-back arrangements); however, we have taken delivery of one newbuild MR vessel in our Ecomar Joint Venture (as defined below).

In 2024, we divested two vessels and we did not acquire any vessels (excluding the acquisition of vessels by the utilisation of purchase options in our sale and lease-back arrangements). Our Vista Joint Venture (defined below) took delivery of one newbuild LR2-vessel. In 2023, we divested six vessels and acquired four vessels which were named Hafnia Atlantic, Hafnia Pacific, Hafnia Pioneer and Hafnia Valentino. Additionally, our Vista Joint Venture took delivery of three newbuild LR2-vessels.

In 2022, we acquired 44 new vessels (through the acquisition of 12 product tankers from Scorpio Tankers Inc. (“Scorpio”) and the acquisition of the CTI Fleet in the CTI Transaction both as described below) and divested 18 vessels. Eight of the vessels divested in 2022 were stainless steel vessels acquired by us in connection with the CTI Transaction. We divested these non-core assets to Ace Tankers Management B.V. In addition to these eight vessels, we divested four LR1 and six Handy vessels in line with our ongoing fleet renewal strategy.

We note that the above does not include any vessel acquisition pursuant to purchase options or purchase obligations in our sale and lease-back arrangements. Our sale and lease-back arrangements are further described in “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Financing Arrangements”.

Acquisition of Chemical Tankers Inc.’s fleet of vessels

On January 27, 2022, we completed the acquisition of 32 modern-fuel efficient chemical and product tanker vessels (the “CTI Fleet”) through the acquisition of Chemical Tankers Inc. and its subsidiaries (“CTI”) (the “CTI Transaction”). Immediately after closing of the CTI Transaction, we transferred all shares in CTI to our wholly-owned subsidiary Hafnia Holding II Limited. As consideration for the acquisition, the shareholders of CTI received 99,199,394 shares in Hafnia. The consideration shares consisted of a combination of existing shares and newly issued shares. The vessels in the CTI Fleet were built between 2015 and 2017. As described above, we have divested eight of the vessels acquired in the CTI Transaction. The remaining 24 vessels have been included in our Hafnia Fleet and now operate in our Chemical-MR Pool and Chemical-Handy Pool.

Acquisition of 12 LR1 product tankers from Scorpio Tankers Inc.

On January 27, 2022, we announced our acquisition of a fleet of 12 LR1 product tankers from Scorpio. The total consideration paid to Scorpio for the vessels was $413.8 million. The vessels were built in 2015 (1) and 2016 (11) in South Korea. On February 24, 2022, we (as guarantor) and our subsidiary, Hafnia Pools Pte. Ltd. (as charterer), entered into a sale and lease-back agreement with ICBC Financial Leasing Co., Ltd. (“ICBCL”) for the financing of these vessels. See “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources” for additional information on this financing arrangement. We have delivered all vessels to ICBCL and all vessels have been bareboat chartered back to our subsidiary Hafnia Pools Pte. Ltd.

Joint Ventures

Vista Joint Venture

We are joint venture partners with CSSC (Hong Kong) Shipping Company Limited (“CSSC”) in Vista Shipping Pte. Ltd. (“Vista Shipping”) (the “Vista Joint Venture”). The Vista Joint Venture builds and operates LR1 and LR2 product tanker vessels. Vista Shipping and several of the subsidiaries of Vista Shipping were initially incorporated in Marshall Islands; however, these companies have been redomiciled to Singapore. We and CSSC have joint control over the Vista Joint Venture and each have 50% ownership interest. In accordance with the agreement under which the Vista Joint Venture was established, we and CSSC have agreed to provide shareholder loans in proportion to our interest to finance the newbuild program in the Vista Joint Venture. As at the date of this Annual Report, the fleet of the Vista Joint Venture comprises six LR1 vessels and four LR2 vessels. The LR1 vessels are trading in the Hafnia LR1 Pool. The LR2 vessels are chartered to Total or Equinor on long-term time charters.

Andromeda Joint Venture

We are joint venture partners with Andromeda Shipholdings Ltd. (“Andromeda Shipholdings”) in H&A Shipping Pte. Ltd. (“H&A Shipping”) (the “Andromeda Joint Venture”). We and Andromeda Shipholdings have joint control over the Andromeda Joint Venture and each have 50% ownership interest. H&A Shipping and its subsidiaries Green Stars Shipping Pte. Ltd. and Yellow Star Shipping Pte. Ltd. were initially incorporated in Marshall Islands, but were redomiciled to Singapore in 2024. In accordance with the agreement under which the Andromeda Joint Venture was established, we and Andromeda Shipholdings have agreed to provide shareholder loans in proportion to our interest to finance the newbuild program in the Andromeda Joint Venture. The fleet of the Andromeda Joint Venture comprises two MR vessels; Yellow Stars and PS Stars. Both vessels are time chartered to Clearlake on long-term time charters.

Ecomar Joint Venture

We are joint venture partners with Socatra in Ecomar Shipholding SAS (the “Ecomar Joint Venture”). We and Socatra each have 50% ownership interest. The Ecomar Joint Venture is managed in France and controlled by a Management Committee primarily comprising persons living in France. Ecomar Shipholding SAS has four wholly-owned subsidiaries; Ecomar Alpha SAS, Ecomar Bravo SAS, Ecomar Charlie SAS and Ecomar Delta SAS, all of which are incorporated in France.

In connection with the Ecomar Joint Venture, we have ordered four newbuild MR vessels from GSI (as defined below). The shipbuilding contracts relating to these vessels were originally entered into between Hafnia SG Pte. Ltd. and the yard but were novated to the Ecomar Joint Venture in October 2023 and subsequently novated from Ecomar Shipholding SAS to each of Ecomar Alpha SAS, Ecomar Bravo SAS, Ecomar Charlie SAS and Ecomar Delta SAS in June 2024. In accordance with the agreement under which the Ecomar Joint Venture was established, we and Socatra have agreed to provide shareholder loans in proportion to our interest to finance the newbuild program in the Ecomar Joint Venture. Each of the four vessels in the Ecomar Joint Venture will be time chartered to Total on long-term time charters. As at the date of this Annual Report, one of the four vessels has been delivered to the Ecomar Joint Venture with the delivery of two additional vessels expected in 2025 and one in 2026.

Seascale Energy Joint Venture

 On February 19, 2025, we entered into an agreement with Cargill, Incorporated (“Cargill”) to form the joint venture Seascale Energy Pte. Ltd. (the “Seascale Energy Joint Venture”) that will combine the bunker business of both companies. Subject to obtaining regulatory approval, we and Cargill will each own 50% of the outstanding equity in the Seascale Energy Joint Venture. The Seascale Energy Joint Venture is incorporated in Singapore and will be controlled under a dual-CEO structure where both we and Cargill are represented. Seascale Energy Joint Venture is expected to become one of the ten largest bunker procurement companies. Subject to obtaining required regulatory approval, the Seascale Joint Venture is scheduled to commence operations in the second quarter of 2025. Over 25 team members from Cargill and Hafnia will operate in the Seascale Energy Joint Venture from offices in Singapore, Geneva, Copenhagen and Houston.

Alternative Investments

In addition to investments in vessels, we have made and will from time to time make alternative investments, such as investments in start-ups or investments in certain projects or companies. In the past, we have for example invested in projects relating to the production of green energy and projects regarding development of technologies which can possibly be used in our business in a short, medium, or long term perspective. We do not consider these investments a material part of our business.

Pools

For information regarding our Pools, see “Item 4. Information on the Company – B. Business Overview – Our Business.”

Our Hafnia Fleet

For information regarding our Hafnia fleet, including the development of our Hafnia fleet, see “Item 4. Information on the Company – B. Business Overview – Our Business.”

Recent Developments

In January 2025, we repurchased 5,245,557 of our ordinary shares at $27.6 million in aggregate principal amount.

On January 13, 2025, we exercised the purchase option on an MR vessel (Hafnia Tanzanite) under the sale and lease-back arrangement with CSSC. On January 14, 2025, we exercised the purchase option on an MR vessel (Hafnia Tourmaline) under the sale and lease-back arrangement with CSSC.

On January 14, 2025, we, through the Ecomar Joint Venture, took delivery of an MR vessel, Ecomar Gascogne.

On February 19, 2025, we announced a new joint venture, the Seascale Energy Joint Venture, in partnership with Cargill.

On March 19, 2025, we announced the award of share options to senior management and key employees. See “Item 6. Directors, Senior Management and Employees – B. Compensation of Directors and Executive Officers” for a description of these options.

On March 19, 2025, we announced the resignation of Director Erik Bartnes, effective as of our annual general meeting on May 14, 2025.

On April 15, 2025, we issued the notice for our annual general meeting on May 14, 2025, which stated Director Erik Bartnes and Nomination Committee Chair Sophie Smith would be stepping down from their respective positions. The appendix to the notice included recommendations from the Nomination Committee for their replacements. Subject to shareholder approval at the annual general meeting, the proposed candidates will be elected to the Board of Directors and Nomination Committee respectively.

B.	Business Overview

We are one of the world’s largest operators of chemical and product tankers and provide transportation of oil and oil products to leading international oil companies and national oil companies, major chemical companies, as well as trading and utility companies. The vessels in our Combined Fleet primarily transport petroleum products and chemicals and operate globally and throughout the whole year. See below for additional information on our Combined Fleet.

Competitive Landscape

We operate in markets that are highly competitive and highly influenced by supply and demand. We compete against other owners and operators of chemical and product tankers in a market where ownership is highly fragmented and our competitors include other publicly listed companies, major oil companies, state-controlled entities and private ship-owners.

We compete for charters on the basis of price, vessel location, size, age and condition of the product tankers as well as our reputation as an operator. Competition is also affected by the availability of other vessels which can compete in the trades in which we engage.

Seasonality

We operate the vessels in our Combined Fleet in markets that have historically had seasonal variations in demand, and as a result thereof, variations in charter rates. Seasonal peaks in demand for oil and products we transport can broadly be classified into two main categories; (i) increased demand prior to the winters in the northern hemisphere due to increases in heating oil consumption and (ii) increased demand for gasoline prior to summer driving season in the United States. Unpredictable weather conditions and variations in oil supply may disrupt our scheduling. These seasonal variations may result in quarter-to-quarter volatility in our operating results as many of the vessels in our Combined Fleet operate in the spot market.

Our Business

As at December 31, 2024, we operated a Combined Fleet of 207 vessels (including the Hafnia Fleet (Hafnia Vessels, TC Vessels and JV Vessels), Pool Vessels and other commercially managed third-party vessels) of which 103 are Hafnia Vessels; 10 are TC Vessels and 16 are JV Vessels (including four newbuilds ordered in our Ecomar Joint Venture). All Hafnia Vessels and TC Vessels are owned, leased (sale and lease-back arrangement) or time chartered-in by our subsidiaries. We have three vessel-owning joint ventures which as at December 31, 2024 operated 12 JV Vessels and had four newbuilds on order. In addition to our Hafnia Fleet, as at December 31, 2024, we operated 75 Pool Vessels owned by third parties through our Pools and from time to time commercially manage additional vessels for third parties.

We have in-house commercial and technical vessel management operations. We provide in-house commercial management to all of the vessels in our Combined Fleet apart from the vessels in the Andromeda Joint Venture and, as at December 31, 2024, provided in-house technical management for 57 of our Hafnia Vessels and JV Vessels with the remaining 58 Hafnia Vessels and JV Vessels being managed by third-party technical managers. The vessels in our Hafnia Fleet primarily trade through our Pools; however, we charter certain Hafnia Vessels, JV Vessels and TC Vessels directly to customers on time charters or voyage charters.

Our Combined Fleet operates globally, with a total carrying capacity of 8.1 million dwt as at December 31, 2024, and when compared to worldwide dwt as at April 1, 2025 as further detailed in the subsection “Industry” below, has a current market share of 4.3% of operated product tankers worldwide within the segments in which we operate. As at December 31, 2024, the vessels in our Hafnia Fleet had an average age of approximately 3.9 years (LR2), 9.1 years (LR1), 9.3 years (MR) and 9.5 years (Handy), compared to the world LR2, LR1, MR, and Handy fleets’ average age as at April 1, 2025 of approximately 10.9, 15.5, 13.3 and 17.5 years, respectively.

The vessels in our Hafnia Fleet are divided into four main operating segments which are based on the size and type of the vessels:

•	Long Range II (“LR2”) (85,000 – 124,999 dwt)

•	Long Range I (“LR1”) (55,000 – 84,999 dwt)

•	Medium Range (“MR”) (40,000 – 54,999 dwt)

•	Handy size (“Handy”) (25,000 – 39,999 dwt)

Additionally, we have in recent years from time to time, including through our Pools, operated vessels in two additional market segments:

•	Stainless steel 25k (“Stainless” or “Chemical-Stainless”) (25,000 dwt)

•	Small, Intermediate and City tankers, all of which we jointly refer to as “Specialised” size (5,000-19,999 dwt).

The vessels in the Hafnia Fleet operate in all of the above-mentioned main operating segments (i.e., not in the Stainless and Specialised segments).

As at December 31, 2024, our Combined Fleet consists of the following vessels:
	Combined Fleet
	Hafnia Fleet
	Hafnia Vessels (Owned)			Hafnia Vessels (Sale and lease-back)			TC Vessels			JV Vessels			Total			Commercial management (including Pool Vessels)			Total
	Fleet	NB*	Total	Fleet	NB*	Total	Fleet	NB*	Total	Fleet	NB*	Total	Fleet	NB*	Total	Fleet	NB*	Total	Fleet	NB*	Total
Specialised	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	16	—	16	16	—	16
Handy	17	—	17	7	—	7	—	—	—	—	—	—	24	—	24	10(1)	—	10	34	—	34
MR	47	—	47	2	—	2	7	—	7	2(4)	4(5)	6	58	4	62	36(2)	—	36	94	4	98
LR1	9	—	9	15	—	15	3	—	3	6(6)	—	6	33	—	33	13(3)	—	13	46	—	46
LR2	6	—	6	—	—	—	—	—	—	4(6)	—	4	10	—	10	3	—	3	13	—	13
Total	79	—	79	24	—	24	10	—	10	12	4	16	125	4	129	78	—	78	203	4	207

*	Newbuilds
(1)	Inclusive of vessels in Handy and Chemical-Handy Pool.
(2)	Inclusive of vessels in MR and Chemical-MR Pool.
(3)	Inclusive of vessels in LR1 and Panamax Pool.
(4)	Owned through 50% ownership in the Andromeda Joint Venture.
(5)	Owned through 50% ownership in the Ecomar Joint Venture.
(6)	Owned through 50% ownership in the Vista Joint Venture.

Our Hafnia Fleet

See below for additional information on the vessels in our Hafnia Fleet:

Long range tankers (LR2)

As at December 31, 2024, our Hafnia Fleet comprised 10 LR2 vessels: six Hafnia Vessels and four JV Vessels. The LR2s can carry a wide range of oil and oil products, which includes gasoline, diesel, naphtha, kerosene, fuel, crude oil, etc.  The following table presents certain key information with respect to the LR2s in our Hafnia Fleet:

Vessel Name	Month/ Year built	Shipyard(*)	Cargo Capacity (dwt)	Flag	Ownership %	Classification Society(**)	Employment Type
Hafnia Despina	Jan-19	Daehan	109,990	Singapore	100%	LR	LR2 Pool
Hafnia Galatea	Mar-19	Daehan	109,990	Singapore	100%	LR	LR2 Pool
Hafnia Languedoc	Mar-23	GSI	109,999	Singapore	50%(1)	DNV	Time Charter
Hafnia Larissa	Apr-19	Daehan	109,990	Singapore	100%	LR	LR2 Pool
Hafnia Larvik	Oct-23	GSI	99,999	Singapore	50%(1)	DNV	Time Charter
Hafnia Lillesand	Feb-24	GSI	89,999	Singapore	50%(1)	DNV	Time Charter
Hafnia Loire	May-23	GSI	109,999	Singapore	50%(1)	DNV	Time Charter
Hafnia Neso	Jul-19	Daehan	99,999	Singapore	100%	LR	LR2 Pool
Hafnia Thalassa	Sep-19	Daehan	109,990	Singapore	100%	LR	LR2 Pool
Hafnia Triton	Oct-19	Daehan	109,990	Singapore	100%	LR	LR2 Pool
Total (10 vessels)			1,059,945

(*)	In the above table, Daehan refers to Daehan Shipbuilding Co., Ltd. and GSI refers to Guangzhou Shipyard International Co. Ltd.
(**)	For a discussion regarding Classification Society, see the below section “– Classification Societies”.
(1)	Owned through the Vista Joint Venture.

Long range tankers (LR1)

As at December 31, 2024, our Hafnia Fleet comprised 33 LR1 vessels: 24 Hafnia Vessels, three TC Vessels, and six JV Vessels. The LR1s carry a wide range of oil and oil products which includes gasoline, diesel, naphtha, kerosene, fuel, crude oil, etc. The following table presents certain key information with respect to the LR1s in our Hafnia Fleet.

Vessel Name	Month/ Year built	Shipyard(*)	Cargo Capacity (dwt)	Flag	Ownership %	Classification Society(**)	Employment Type
Hafnia Africa	May-10	STX	74,540	Singapore	SLB(1)	DNV	Panamax Pool
Hafnia Asia	Jun-10	STX	74,490	Malta	SLB(1)	DNV	Panamax Pool
Hafnia Australia	May-10	STX	74,540	Singapore	SLB(1)	DNV	Panamax Pool
Hafnia Beijing	Oct-19	GSI	74,999	Malta	50%(2)	DNV	LR1 Pool
Hafnia Exceed	Feb-16	STX	74,665	Singapore	SLB(1)	DNV	LR1 Pool
Hafnia Excel	Nov-15	STX	74,547	Singapore	SLB(1)	DNV	LR1 Pool
Hafnia Excellence	May-16	STX	74,613	Singapore	SLB(1)	DNV	LR1 Pool
Hafnia Excelsior	Jan-16	STX	74,665	Singapore	SLB(1)	ABS	LR1 Pool
Hafnia Executive	May-16	STX	74,319	Singapore	SLB(1)	DNV	LR1 Pool
Hafnia Expedite	Jan-16	STX	74,634	Singapore	SLB(1)	ABS	LR1 Pool
Hafnia Experience	Mar-16	STX	74,670	Singapore	SLB(1)	DNV	LR1 Pool
Hafnia Express	May-16	STX	74,663	Singapore	SLB(1)	DNV	LR1 Pool
Hafnia Guangzhou	Jul-19	GSI	74,999	Malta	50%(2)	DNV	LR1 Pool
Hafnia Hong Kong	Jan-19	GSI	74,999	Malta	50%(2)	DNV	LR1 Pool

Vessel Name	Month/ Year built	Shipyard(*)	Cargo Capacity (dwt)	Flag	Ownership %	Classification Society(**)	Employment Type
Hafnia Kallang	Jan-17	STX	74,189	Singapore	100%	LR	LR1 Pool
Hafnia Nanjing	Jan-21	GSI	74,999	Singapore	50%(2)	DNV	LR1 Pool
Hafnia Nile	Aug-17	STX	69,999	Singapore	100%	LR	LR1 Pool
Hafnia Pioneer	Jun-13	DSME	74,999	Singapore	100%	LR	LR1 Pool
Hafnia Precision	Oct-16	SPP	74,997	Singapore	SLB(1)	DNV	LR1 Pool
Hafnia Prestige	Nov-16	SPP	74,997	Singapore	SLB(1)	DNV	LR1 Pool
Hafnia Pride	Jul-16	SPP	74,997	Singapore	SLB(1)	DNV	LR1 Pool
Hafnia Providence	Aug-16	SPP	74,997	Singapore	SLB(1)	DNV	LR1 Pool
Hafnia Seine	May-08	Dalian	74,998	Singapore	100%	ABS	LR1 Pool
Hafnia Shanghai	Jan-19	GSI	74,999	Malta	50%(2)	DNV	LR1 Pool
Hafnia Shenzhen	Aug-20	GSI	74,999	Singapore	50%(2)	DNV	LR1 Pool
Hafnia Shinano	Oct-08	Dalian	74,998	Singapore	100%	DNV	Time Charter
Hafnia Tagus	Mar-17	STX	74,189	Singapore	100%	LR	LR1 Pool
Hafnia Yangtze	Jan-09	Dalian	74,996	Singapore	100%	ABS	Time Charter
Hafnia Yarra	Jul-17	STX	74,189	Singapore	100%	LR	LR1 Pool
Hafnia Zambesi	Jan-10	Dalian	76,578	Singapore	100%	ABS	LR1 Pool
Karimata	Aug-19	Onomichi	79,885	Panama	TC-in(3)	ABS	LR1 Pool
Peace Victoria	Oct-19	Tsuneishi	77,378	Liberia	TC-in(3)	LR	LR1 Pool
Sunda	Jul-19	Onomichi	79,902	Panama	TC-in(3)	ABS	LR1 Pool
Total (33 vessels)			2,476,624

(*)
In the above table, STX refers to K Shipbuilding Co. Ltd. (formerly “STX Offshore and Shipbuilding Co. Ltd.”); GSI refers to Guangzhou Shipyard International Co. Ltd.; DSME refers to Daewoo Shipbuilding & Marine Engineering Co., Ltd., Dalian refers to Dalian Shipbuilding Industry; Tsuneishi refers to Tsuneishi Group (Zhoushan) Shipbuilding Inc.; Onomichi refers to Onomichi Dockyard Co. Ltd., and SPP refers to SPP Shipbuilding Co. Ltd.

(**)	For a discussion regarding Classification Society, see the below section “– Classification Societies”.
(1)	SLB = Sale and lease-back.
(2)	Owned through our Vista Joint Venture.
(3)	TC-in = Time charter in.

Medium range tankers (MR)

As at December 31, 2024, our Hafnia Fleet comprised 58 MR vessels: 47 Hafnia Vessels, seven TC Vessels and two JV Vessels. The MRs carry a wide range of oil and oil products which includes gasoline, diesel, naphtha, kerosene, vegetable oil, fuel, crude oil, easy chemicals, etc. The following table presents certain key information with respect to the MRs in our Hafnia Fleet.

Vessel Name	Month/ Year built	Shipyard(*)	Cargo Capacity (dwt)	Flag	Ownership %	Classification Society(**)	Employment Type
Basset	Nov-19	JMU	49,875	Singapore	TC-in(1)	ClassNK	MR Pool
Beagle	Mar-19	JMU	49,850	Panama	TC-in(1)	ClassNK	MR Pool
Boxer	Jun-19	JMU	49,852	Singapore	TC-in(1)	ClassNK	MR Pool
Bulldog	Feb-20	JMU	49,856	Singapore	TC-in(1)	ClassNK	MR Pool
BW Kestrel	Aug-15	SPP	49,999	Singapore	100%	ABS	Time Charter
BW Merlin	Sep-15	SPP	49,999	Singapore	100%	DNV	Time Charter
BW Wren	Mar-16	SPP	49,999	Singapore	100%	DNV	MR Pool
Challenge Procyon	Apr-11	SKDY	45,996	Singapore	TC-in(1)	ClassNK	MR Pool

Vessel Name	Month/ Year built	Shipyard(*)	Cargo Capacity (dwt)	Flag	Ownership %	Classification Society(**)	Employment Type
Hafnia Andrea	Jun-15	HMD	49,999	Singapore	100%	ABS	MR Pool
Hafnia Andromeda	May-11	GSI	49,999	Malta	100%	LR	MR Pool
Hafnia Ane	Nov-15	GSI	49,999	Malta	100%	DNV	Time Charter
Hafnia Atlantic	Dec-17	GSI	49,614	Singapore	100%	LR	Chemical-MR Pool
Hafnia Bobcat	Aug-14	SPP	49,999	Singapore	100%	LR	MR Pool
Hafnia Caterina	Aug-15	HMD	49,999	Singapore	100%	ABS	MR Pool
Hafnia Cheetah	Feb-14	SPP	49,999	Singapore	100%	ABS	Time Charter
Hafnia Cougar	Jan-14	SPP	49,999	Singapore	100%	LR	MR Pool
Hafnia Crux	Feb-12	GSI	49,999	Denmark	100%	LR	MR Pool
Hafnia Daisy	Aug-16	GSI	49,999	Malta	100%	DNV	Time Charter
Hafnia Eagle	Jul-15	SPP	49,999	Singapore	100%	LR	MR Pool
Hafnia Egret	Nov-14	SPP	49,999	Singapore	100%	ABS	MR Pool
Hafnia Falcon	Feb-15	SPP	49,999	Singapore	100%	ABS	Time Charter
Hafnia Hawk	Jun-15	SPP	49,999	Singapore	100%	ABS	MR Pool
Hafnia Henriette	Jun-16	GSI	44,999	Malta	100%	DNV	MR Pool
Hafnia Jaguar	Mar-14	SPP	49,999	Singapore	100%	LR	MR Pool
Hafnia Kirsten	Jan-17	GSI	39,999	Malta	100%	DNV	MR Pool
Hafnia Lene	Jul-15	GSI	50,000	Malta	100%	DNV	Time Charter
Hafnia Leo	Nov-13	GSI	49,999	Malta	100%	LR	MR Pool
Hafnia Leopard	Jan-14	SPP	49,999	Singapore	100%	LR	MR Pool
Hafnia Libra	May-13	GSI	49,999	Denmark	100%	LR	MR Pool
Hafnia Lioness	Jan-14	SPP	49,999	Singapore	100%	LR	MR Pool
Hafnia Lise	Sep-16	GSI	49,876	Malta	100%	DNV	Time Charter
Hafnia Lotte	Jan-17	GSI	49,999	Malta	100%	DNV	MR Pool
Hafnia Lupus	Apr-12	GSI	49,999	Denmark	100%	LR	MR Pool
Hafnia Lynx	Nov-13	SPP	49,999	Singapore	100%	LR	MR Pool
Hafnia Mikala	May-17	GSI	49,999	Malta	100%	DNV	MR Pool
Hafnia Myna	Oct-15	SPP	49,999	Singapore	100%	LR	Time Charter
Hafnia Nordica	Mar-10	SKDY	53,520	Malta	100%	ClassNK	MR Pool
Hafnia Osprey	Oct-15	SPP	49,999	Singapore	100%	DNV	MR Pool
Hafnia Pacific	Dec-17	GSI	44,999	Singapore	100%	LR	Chemical-MR Pool
Hafnia Panther	Jun-14	SPP	44,999	Singapore	100%	LR	MR Pool
Hafnia Petrel	Jan-16	SPP	49,999	Singapore	100%	DNV	Time Charter
Hafnia Phoenix	Jul-13	GSI	44,999	Denmark	100%	LR	MR Pool
Hafnia Puma	Nov-13	SPP	49,999	Singapore	100%	ABS	Time Charter
Hafnia Raven	Nov-15	SPP	49,999	Singapore	100%	DNV	MR Pool
Hafnia Swift	Jan-16	SPP	49,999	Singapore	100%	DNV	Time Charter
Hafnia Tanzanite	Nov-16	STX	49,478	Marshall Islands	SLB(2)(4)	ABS	Chemical-MR Pool
Hafnia Taurus	Jun-11	GSI	49,999	Malta	100%	LR	MR Pool
Hafnia Tiger	Mar-14	SPP	44,999	Singapore	100%	LR	MR Pool
Hafnia Topaz	Jul-16	STX	44,999	Marshall Islands	100%	ABS	Chemical-MR Pool

Vessel Name	Month/ Year built	Shipyard(*)	Cargo Capacity (dwt)	Flag	Ownership %	Classification Society(**)	Employment Type
Hafnia Tourmaline	Oct-16	STX	49,513	Marshall Islands	SLB(2)(4)	ABS	Chemical-MR Pool
Hafnia Turquoise	Apr-16	STX	49,516	Marshall Islands	100%	ABS	Chemical-MR Pool
Hafnia Valentino	May-15	HVS	49,126	Singapore	100%	DNV	Chemical-MR Pool
Hafnia Violette	Mar-15	HVS	49,126	Marshall Islands	100%	ABS	Chemical-MR Pool
Hafnia Viridian	Jan-15	HVS	49,126	Marshall Islands	100%	ABS	Chemical-MR Pool
Orient Challenge	Jun-17	HVS	49,972	Singapore	TC-in(1)	ClassNK	MR Pool
Orient Innovation	Jul-17	HVS	49,997	Singapore	TC-in(1)	ClassNK	MR Pool
PS Stars	Jan-22	HMD	49,999	Marshall Islands	50%(3)	LR	Time Charter
Yellow Stars	Jul-21	HMD	49,999	Marshall Islands	50%(3)	LR	Time Charter
Total (58 vessels)			2,854,251

(*)
In the above table, JMU refers to Japan Marine United Corporation; SPP refers to SPP Shipbuilding Co. Ltd.; GSI refers to Guangzhou Shipyard International Co. Ltd.; SKDY refers to Shin Kurushima Dockyard Co. Ltd.; STX refers to K Shipbuilding Co. Ltd. (formerly “STX Offshore and Shipbuilding Co. Ltd”); HVS refers to Hyundai-Vietnam Shipbuilding Co. Ltd. (formerly “Hyundai Vinashin Shipyard Co. Ltd.”); and HMD refers to Hyundai Mipo Dockyard Co. Ltd.

(**)	For a discussion regarding Classification Society, see the below section “Classification Societies”.
(1)	TC-in = Time charter-in.
(2)	SLB = Sale and lease-back.
(3)	Owned through the Andromeda Joint Venture.
(4)
As at December 31, 2024, these vessels were bareboat chartered in under a sale and lease-back arrangement with CSSC (HK); however, we exercised purchase options on these vessels in January 2025 and at the date of the Annual Report have a 100% ownership interest in these vessels.

Handy tankers (Handy)

As at December 31, 2024, our Hafnia Fleet comprised 24 Handy vessels, all of which are Hafnia Vessels. Our Handy vessels carry a wide range of oil and oil products which includes gasoline, diesel, naphtha, kerosene, vegetable oil, fuel, crude oil, easy chemicals, etc. The following table presents certain key information with respect to the Handy vessels in our Hafnia Fleet.

Vessel Name	Month/ Year built	Shipyard(*)	Cargo Capacity (dwt)	Flag	Ownership %	Classification Society(**)	Employment Type
Hafnia Achroite	Jan-16	HMD	38,506	Marshall Islands	100%	ABS	Chemical-Handy Pool
Hafnia Adamite	Sep-15	HMD	38,506	Marshall Islands	100%	ABS	Chemical-Handy Pool
Hafnia Alabaster	Nov-15	HMD	38,506	Marshall Islands	100%	ABS	Time Charter
Hafnia Almandine	Feb-15	HMD	38,506	Marshall Islands	100%	ABS	Chemical-Handy Pool
Hafnia Amazonite	May-15	HMD	38,506	Marshall Islands	100%	ABS	Chemical-Handy Pool
Hafnia Amber	Feb-15	HMD	38,506	Marshall Islands	100%	ABS	Chemical-Handy Pool
Hafnia Amessi	Jul-15	HMD	38,506	Singapore	SLB(1)	ABS	Chemical-Handy Pool
Hafnia Amethyst	Mar-15	HMD	38,506	Marshall Islands	100%	ABS	Chemical-Handy Pool
Hafnia Ametrine	Apr-15	HMD	38,506	Marshall Islands	100%	ABS	Chemical-Handy Pool
Hafnia Ammolite	Aug-15	HMD	38,506	Singapore	SLB(1)	ABS	Chemical-Handy Pool
Hafnia Andesine	May-15	HMD	38,506	Marshall Islands	100%	ABS	Chemical-Handy Pool
Hafnia Aquamarine	Jun-15	HMD	38,506	Singapore	SLB(1)	ABS	Chemical-Handy Pool
Hafnia Aragonite	Oct-15	HMD	38,506	Marshall Islands	100%	ABS	Chemical-Handy Pool
Hafnia Aronaldo	Jun-15	HMD	38,506	Marshall Islands	SLB(1)	ABS	Chemical-Handy Pool
Hafnia Aventurine	Apr-15	HMD	38,506	Marshall Islands	100%	ABS	Chemical-Handy Pool
Hafnia Axinite	Jul-15	HMD	38,506	Singapore	SLB(1)	ABS	Chemical-Handy Pool

Vessel Name	Month/ Year built	Shipyard(*)	Cargo Capacity (dwt)	Flag	Ownership %	Classification Society(**)	Employment Type
Hafnia Azotic	Sep-15	HMD	38,506	Marshall Islands	SLB(1)	ABS	Chemical-Handy Pool
Hafnia Azurite	Aug-15	HMD	38,506	Singapore	SLB(1)	ABS	Chemical-Handy Pool
Hafnia Bering	Apr-15	HMD	39,067	Singapore	100%	LR	Handy Pool
Hafnia Magellan	May-15	HMD	39,067	Singapore	100%	LR	Handy Pool
Hafnia Malacca	Jul-15	HMD	39,067	Singapore	100%	LR	Handy Pool
Hafnia Soya	Nov-15	HMD	39,067	Singapore	100%	LR	Time Charter
Hafnia Sunda	Sep-15	HMD	39,067	Singapore	100%	LR	Handy Pool
Hafnia Torres	May-16	HMD	39,067	Singapore	100%	LR	Handy Pool
Total (24 vessels)			927,510

(*)	In the above table, HMD refers to Hyundai Mipo Dockyard Co. Ltd.
(**)	For a discussion regarding Classification Society, see the below section “Classification Societies”.
(1)	SLB = Sale and lease-back.

Newbuilds

As at December 31, 2024, our Ecomar Joint Venture had four newbuilds on order. One vessel was delivered in January 2025. All four vessels will be employed on long-term time charters. The shipbuilding contracts were initially entered into by us and subsequently novated to our Ecomar Joint Venture. The following table presents certain key information with respect to the newbuilds that our Ecomar Joint Venture had on order as at December 31 2024:

Vessel Name	Type of vessel	Month/ Year built	Shipyard(*)	Cargo Capacity (dwt)	Flag	Ownership %	Classification Society(**)
Ecomar Gascogne(1)	MR	Jan-25	GSI	49,800	France	50%(2)	BV
Hull 21110075 (tbn. Ecomar Guyenne)	MR	May-25	GSI	49,800	TBD	50%(2)	BV
Hull 23110004 (tbn. Ecomar Garonne)	MR	Aug-25	GSI	49,800	TBD	50%(2)	BV
Hull 23110005 (tbn. Ecomar Gironde)	MR	Apr-26	GSI	49,800	TBD	50%(2)	BV
Total (4 newbuilds)				199,200

(*)	GSI refers to Guangzhou Shipyard International Co. Ltd.
(**)	For a discussion regarding Classification Society, see the below section “Classification Societies”.
(1)	Ecomar Gascogne was delivered on January 14, 2025.
(2)	Owned through the Ecomar Joint Venture.

All the shipbuilding contracts are subject to customary cancellation provisions. The newbuilds may be cancelled by us, inter alia, in the event of default by the shipbuilder due to bankruptcy or liquidation, in which case the newbuild(s) will be cancelled against a full refund amount (including interest) which is guaranteed by a bank, and in the event of excessive delay or vessel specification issues, in which case we will be entitled to a customary contract price reduction by way of liquidated damages or to cancel with a refund of pre-delivery instalments together with interest depending on the circumstances. The shipbuilder will be entitled to cancel the newbuilds, inter alia, in the event of payment default by us.

The Pools

As at December 31, 2024, we operated as a pool manager for ten commercial tanker pools: (i) the Small pool, (ii) the Intermediate pool, (iii) the City pool ((i), (ii) and (iii) together, the “Specialised Pool”), (iv) the Handy pool for Handy vessels (the “Handy Pool”), (v) the Chemical-Handy pool for certain Handy vessels capable of carrying chemical products (the “Chemical-Handy Pool”), (vi) the MR pool for MR vessels (the “MR Pool”), (vii) the Chemical-MR pool for certain MR vessels capable of carrying chemical products (the “Chemical-MR Pool”), (viii) the LR1 pool for LR1 vessels (the “LR1 Pool”), (ix) the Panamax pool for Panamax vessels (the “Panamax Pool”) and (x) the LR2 pool for LR2 vessels (the “LR2 Pool”) (each of the Specialised Pool, the Handy Pool, the Chemical-Handy Pool, the MR Pool, the Chemical-MR Pool, the LR1 Pool, the LR2 Pool and the Panamax Pool, a “Pool”, and together collectively known as the “Pools”).

In the Pools, we commercially manage Pool Vessels (i.e., vessels owned and/or operated by third parties which are commercially managed through our Pools) in addition to vessels from the Hafnia Fleet.

As at December 31, 2024, the Specialised Pool comprised 16 vessels, all of which were Pool Vessels; the Handy Pool comprised 12 vessels of which eight were Pool Vessels; the Chemical-Handy Pool comprised 18 vessels of which one was a Pool Vessel; the MR Pool comprised 71 vessels of which 36 were Pool Vessels; the Chemical-MR Pool comprised nine vessels, all of which were Hafnia Vessels; the LR1 Pool comprised 34 vessels of which six were Pool Vessels; the Panamax Pool comprised eight vessels of which five were Pool Vessels; and the LR2 Pool comprised nine vessels of which three were Pool Vessels. We have Hafnia Vessels operating in each of the Pools except the Specialised Pool.

Pool Agreements

We operate the Pools through our pool managing entities, Hafnia Pools Pte. Ltd. and Hafnia Middle East DMCC, both of which are wholly-owned subsidiaries of ours (each a “Pool Manager”). The Pools are operated on the basis of ten separate pool agreements, which are amended from time to time (the “Pool Agreements”). These Pool Agreements are entered into between the respective Pool Manager and the relevant pool participants. With respect to our Hafnia Vessels and TC Vessels, the relevant Hafnia entities with ownership (or disponent ownership) of such vessels may also constitute pool participants.

Until February 2023, we operated all the Pools as “agent-to-owner” pools, where the Pool Manager entered into contracts for the employment of the vessels as an agent to the vessels’ respective owners. In February 2023, we changed the Handy Pool, MR Pool, LR1 Pool and the LR2 Pool to a ‘disponent-owner’ model as we believed it would lead to an increase in efficiency and in our access to working capital facilities. We are in the process of transitioning the Chemical-Handy Pool and the Chemical-MR Pool to the ‘disponent-owner’-model and expect this process to be completed during 2025. In connection with the transition of these two Pools to the ‘disponent-owner’ model, Hafnia Chemical Tankers Pte. Ltd. will replace Hafnia Middle East DMCC as pool manager for the Chemical-Handy and Chemical-MR Pools. When the transition is fully complete, Hafnia Middle East DMCC will no longer be the pool manager for any of our Pools. We are not currently planning to transition the Specialised Pool from the ‘agent-to-owner’ model to the ‘disponent-owner’ model. The Panamax Pool was a disponent-owner Pool from its establishment.

The ‘disponent owner’ of a vessel is the person who contractually has right to use and possession of the vessel, either as owner or charterer of the vessel. Certain of the Pools are, as stated above, structured as ‘disponent-owner’-pools where the Pool Manager is the time charterer of the vessels in the pool. Therefore, in addition to the relevant Pool Agreement, each pool participant enters into a time charter with the relevant Pool Manager when entering their vessel in a ‘disponent-owner’-model Pool. On this basis, the relevant Pool Manager contractually becomes the disponent owner of each of the vessels in the ‘disponent-owner’ model pools and enters into contracts for the employment of the vessels in a Pool in its own name.

Pursuant to the Pool Agreements, each vessel is allocated a number of ‘pool points’. A vessel’s pool points are based on its earning capabilities (which is largely defined by its fuel consumption) and may be adjusted in accordance with the terms of the Pool Agreements if, for example, the earning capacity of the vessel changes. In each pool, aggregated earnings of all vessels are, as a general rule, distributed between all participating vessels pro rata to their pool points. Certain exceptions apply, for example, in respect of time charters exceeding 12 months, where each pool participant can elect whether to opt-in or opt-out of earnings (and losses) relating to that time charter.

Though a Pool Manager of a Pool under the ‘disponent-owner’ model has certain rights as time charterer with regard to employment and potential liabilities in connection with such role, the Pool Manager does not recognise TCE income from any Pool Vessel or JV Vessel operating in the Pools, where the relevant pool participant that is a third party owner or joint venture company, respectively, recognises the relevant TCE income. None of the Pool Managers benefit directly from gains or losses of revenue generated by use of the Pool Vessels or JV Vessels, receiving only management fees. Such fees are only a small percentage of the earnings generated by vessels in the Pool.

A pool participant may only withdraw from the pool under certain conditions and shall give notice to the relevant Pool Manager of such withdrawal in accordance with the terms of the relevant Pool Agreement.

Pool participants are fully responsible for the financing, insurance (except insurance related to procurement of bunkers), maintenance and technical management, including manning, of their vessels.

When the Pool Manager is acting as disponent owner of the Pool Vessels in the Pools structured as ‘disponent-owner’ pools, the Pool Manager is contractually exposed to certain claims, including technical, operational, freight, demurrage and charterer’s liabilities as well as credit risks in relation to the pool participants, its customers, and in relation to letters of indemnity received by the relevant Pool Manager on the discharge of cargo. Some of these risks may be substantial, including, but not limited to, claims on bills of lading if a customer defaults or if a customer is sanctioned while the customer has cargo on board a vessel, in which case the vessel may not earn income until the issues are resolved. The Pool Agreements for the disponent-owner Pools include provisions to mitigate these risks; however, there can be no assurance that the risks are or can be fully mitigated. In addition, as discussed above, the Pool Manager of a disponent-owner Pool contractually passes all TCE income/losses on Pool Vessels and JV Vessels to the pool participants.

In our LR1 Pool, the vessels are separated into an A-pool and a B-pool. The B-pool comprises vessels which are 15 years or older with or without ballast water treatment systems or which are under 15 years and do not have ballast water treatment systems. The A-pool and B-pool are not separate pools but rather notional constructs which exist in order to separate the vessels in the LR1 Pool for the purpose of sharing of revenue, expenses, income and claims arising solely in relation to the vessels in the ‘B-pool’ in the LR1 Pool.

Management of vessels in the Pools

The Pools comprise Pool Vessels, Hafnia Vessels, JV Vessels, and TC Vessels. The vessels in the Pools are employed through a variety of maritime transportation arrangements based on the needs of our customers including, inter alia, contracts of affreightment, time charters and voyage charters. These types of contracts are further described below in the section “Commercial Trading of the Combined Fleet.”

Management of the Pools

Each Pool is managed by a pool board, comprising up to two representatives from each pool participant (the “Pool Board”). The Pool Board is the governing body for the Pool, managing the responsibility for the overall strategic direction of the Pools. All decisions and resolutions of the respective Pool Boards must be approved by at least 2/3 of the pool participants and no less than a 2/3 majority of votes cast. Each pool participant has one vote per vessel in the relevant Pool. The Pool Board meets approximately every six months and can hold extraordinary meetings if any pool participant so requests. The Pool Board can decide on all matters relating to the Pool Agreement and can additionally give guidelines to the Pool Manager as to how the Pool Manager shall perform its duties. Certain decisions cannot be taken by the Pool Manager without the prior approval of the Pool Board, including, but not limited to, the committal of a vessel in the pool on time charters or consecutive voyage charter which will or may at the option of the charterer exceed 12 months (plus 30 days option) or the Pool Manager entering into contracts of affreightment for periods longer than 12 months, any changes to the pool points of a vessel in the Pool, and/or the approval of new pool participants and new pool vessels.

The Pool Board is complemented by the relevant Pool Manager, which as pool manager represents the Pools in external relations and oversees the day-to-day commercial operation under the authority of the Pool Board. The Pool Manager has authority to enter into employment and other material agreements for the vessels in the relevant Pool, including forward freight agreements and bunker hedging agreements transactions on behalf of pool participants in accordance with the terms of the relevant Pool Agreement. Additionally, the Pool Manager performs marketing, bunker purchasing, and commercial operation of the vessels in accordance with the terms of the relevant Pool Agreement.

Third-party vessels in the Pools

The following table presents certain key information with respect to the third-party vessels in the Pools as at December 31, 2024 and does not reflect events such as name changes, ownership changes and Pool entries which have occurred after December 31, 2024:

Pool	Vessel name	Year Built		Capacity (dwt)	Pool entry		Registered Owner	Flag
LR2 Pool	Norddolphin	2017		113,955	Sep-22		MT Norddolphin Shipping Management B.V.	Portugal
LR2 Pool	Nordmarlin	2017		99,999	Nov-22		MT Nordmarlin Shipping Management B.V.	Portugal
LR2 Pool	Jag Lara	2012		105,258	Feb-24		The Great Eastern Shipping Co. Ltd	India

Panamax Pool	Advantage Pioneer	2011		74,552	Nov-24		Syntrend Limited	Marshall Islands
Panamax Pool	Amazon Falcon(1)	2017		72,202	May-24		Meridian Marine Co. Ltd.	Greece
Panamax Pool	Nordic C	2009		73,767	Jul-24		Nordic Shipping Ventures S.A.	Liberia
Panamax Pool	Hafnia Shinano	2008		74,998	Aug-24		BW Aldrich Pte. Ltd.	Singapore
Panamax Pool	Hafnia Yangtze	2009		74,996	Nov-24		BW Aldrich Pte. Ltd.	Singapore

LR1 Pool	Bluebird	2016		74,074	Feb-17		Larine Tankers Pte. Ltd.	Singapore
LR1 Pool	Chemtrans Arctic	2005		73,991	Jun-20		Sparrow 2 Shipping Inc.	Marshall Islands
LR1 Pool	Chemtrans Baltic(1)	2005		73,897	Aug-20		Sparrow 1 Shipping Inc.	Marshall Islands
LR1 Pool	Estia	2007		73,711	Apr-22		Fred Maritime S.A.	Bahamas
LR1 Pool	Kamome Victoria	2011		74,908	Nov-24		Shintoku Panama S.A.	Panama
LR1 Pool	Starling	2016		74,033	Feb-17		Larine Tankers Pte. Ltd.	Singapore

MR Pool	Aegean Star	2019		44,999	Jun-19		Saltini Shipping Corporation	Marshall Islands
MR Pool	Alpine Marina	2010		46,162	Jul-23		Tornado Navigation Inc.	Marshall Islands
MR Pool	Angel Star	2006		48,635	Dec-21		Selitsa Shipping Corporation	Marshall Islands
MR Pool	Atalanta T	2010		45,971	Jul-24		Atalanta Tankers Ltd.	Marshall Islands
MR Pool	Bantry Bay	2023		49,999	Dec-23		AL Tanker I Shipping Pte. Ltd.	Singapore
MR Pool	Centennial Matsuyama	2008		47,165	Feb-23		Meiji Shipping B.V.	Malta
MR Pool	Cepolis	2011		48,020	Dec-24		Clymene Shipping Limited	Malta
MR Pool	Chios Star	2018		49,999	Mar-19		Lousios Shipping Corporation	Marshall Islands
MR Pool	CMC Ancud	2014		49,990	Dec-24		MS CMC ANCUD GmbH & Co. KG	Liberia
MR Pool	Coetivy	2010		45,994	Oct-22		Maritime Coetivy LLC	Marshall Islands
MR Pool	Flora Maris	2008		50,179	Nov-24		Flora Maris Shipping Inc	Panama
MR Pool	Ionian Star	2019		49,999	Mar-19		Yliki Shipping Corporation	Marshall Islands
MR Pool	Jag Parth	2008		46,917	Nov-23		The Great Eastern Shipping Co. Ltd.	India
MR Pool	Jag Pooja	2005		39,994	Nov-22		The Great Eastern Shipping Co. Ltd.	India
MR Pool	Jag Prachi	2013		51,486	Aug-24		The Great Eastern Shipping Co. Ltd.	India
MR Pool	Jag Prerana	2007		47,824	Jun-22		The Great Eastern Shipping Co. Ltd.	India
MR Pool	Jag Priya	2010		49,999	Aug-24		The Great Eastern Shipping Co. Ltd.	India
MR Pool	Jag Priyanka	2013		49,990	Sep-24		The Great Eastern Shipping Co. Ltd.	India
MR Pool	Jag Punit	2016		49,717	Jun-22		The Great Eastern Shipping Co. Ltd.	India
MR Pool	Jag Pushpa	2007		47,848	Sep-22		The Great Eastern Shipping Co. Ltd.	India
MR Pool	Kouros	2008		49,999	Jul-17		Kouros Maritime S.A.	Liberia

Pool	Vessel name	Year Built	Capacity (dwt)	Pool entry	Registered Owner	Flag
MR Pool	Lysias	2008	49,999	Jun-17	Lysias Maritime S.A.	Malta
MR Pool	MP MR Tanker 1	2011	49,999	Apr-21	M Pallonji Shipping Singapore Pte. Ltd.	Singapore
MR Pool	MP MR Tanker 2	2010	49,997	Nov-24	M Pallonji Shipping Singapore Pte. Ltd.	Singapore
MR Pool	MP MR Tanker 3	2010	47,962	Sep-24	M Pallonji Shipping Pvt Ltd	India
MR Pool	Oinoussian Star	2018	49,999	Feb-20	Louros Shipping Corporation	Marshall Islands
MR Pool	OKEE John T	2006	53,712	Nov-22	OKEE Ship Thirteen GmbH & Co. KG	Liberia
MR Pool	OKEE Ulf	2006	49,999	Nov-22	OKEE Ship Twelve GmbH & Co. KG	Liberia
MR Pool	Pacific Pride	2009	50,697	Oct-24	Pacific Petroleum Transportation Joint Stock Company	Panama
MR Pool	Philoxenia	2019	49,999	Sep-24	Formica Navigation Ltd.	Marshall Islands
MR Pool	PS New Orleans	2022	52,853	Oct-24	Paraiso Shipping S.A. / Shoei Kisen Kaisha Ltd	Marshall Islands
MR Pool	PVT Solana	2008	50,129	Dec-24	PetroVietnam Transportation Corporation	Panama
MR Pool	PVT Valencia	2008	47,399	Oct-24	PetroVietnam Transportation Corporation	Panama
MR Pool	Rich Rainbow	2021	49,999	Nov-23	Rich Ocean Shipping Inc.	Panama
MR Pool	Sea Eagle	2019	49,916	Nov-24	Maximus Marine Co.	Marshall Islands
MR Pool	Star Merlin	2007	53,755	Jun-22	Star Merlin LLC	Cyprus

Handy Pool	Bagheera	2014	39,999	Oct-24	Vulcan Navigation Ltd	Marshall Islands
Handy Pool	Harris	2009	40,960	Dec-24	Minsheng Yangzhi (Tianjin) Shipping Leasing Company Limited	Singapore
Handy Pool	Prelude	2007	39,988	Jun-22	Verda Enterprises Company	Liberia
Handy Pool	VS Glory	2006	34,671	Nov-21	Valloeby Glory Limited	Isle of Man
Handy Pool	VS Leia	2006	38,461	Mar-19	Valloeby Leia Limited	Isle of Man
Handy Pool	VS Lisbeth	2006	38,492	Apr-18	Valloeby Lisbeth Limited	Isle of Man
Handy Pool	VS Remlin	2003	34,530	Dec-21	Valloeby Remlin Limited	Isle of Man
Handy Pool	VS Spirit	2007	34,671	Mar-20	Valloeby Spirit Limited	Isle of Man

Chemical-Handy Pool	Chemtrans Mobile	2016	37,596	Nov-24	Nfh Fbm 231002 AS	Marshall Islands

Specialised Pool	Amur Star	2010	13,019	Aug-20	Valloeby Amur Star Ltd.	Malta
Specialised Pool	Bosnia	2008	13,273	Oct-24	Bosnia Shipping Ltd.	Malta
Specialised Pool	Colorado Star	2010	13,019	Aug-20	Valloeby Colorado Star Ltd.	Malta
Specialised Pool	Derg(1)	2008	10,307	Oct-24	Arsland Derg Limited	Malta
Specialised Pool	Erne	2009	10,304	Oct-24	Arsland Erne Limited	Malta
Specialised Pool	Ganges Star	2010	13,013	Aug-20	Valloeby Ganges Star Ltd.	Malta
Specialised Pool	Kongo Star	2010	13,011	Aug-20	Valloeby Kongo Star Ltd.	Malta
Specialised Pool	Lamentin	2007	11,320	Jun-21	Valloeby Lamentin Ltd.	Malta
Specialised Pool	Lascaux	2007	11,674	Apr-22	Valloeby Lascaux Ltd.	Malta
Specialised Pool	Mississippi Star	2010	13,054	Aug-20	Valloeby Mississippi Star Ltd.	Malta
Specialised Pool	Murray Star	2011	13,006	Aug-20	Valloeby Murray Star Ltd.	Malta
Specialised Pool	Pechora Star	2011	13,021	Aug-20	Valloeby Pechora Star Ltd.	Malta
Specialised Pool	Plevne	2007	11,321	Oct-24	Plevne Shipping Ltd	Malta
Specialised Pool	Shannon Star	2010	13,023	Aug-20	Valloeby Shannon Star Ltd.	Malta
Specialised Pool	Torc	2010	13,214	Oct-24	Torc Shipping Ltd.	Malta
Specialised Pool	VS Lara	2006	11,276	Jun-21	Valloeby Lara Ltd.	Malta
Total 75 Pool Vessels			3,437,863

(1)	This vessel has been redelivered from the Pools.

Commercial Management

From time to time we will, in addition to commercial management of third-party vessels through the Pools, perform commercial management of third-party vessels outside of the Pools. As at December 31, 2024, we commercially managed three third-party vessels in addition to the Pool Vessels.

Commercial management of third-party vessels is typically only used when the vessels in question only need employment for a limited period of time, for example, between other employment types or before being delivered to new owners. Because the period of commercial management is short, it is generally not practicable to place the vessel in a Pool as this involves a much more intensive and time consuming process, whereas it is much easier to establish a commercial management structure for a single vessel. On occasion, we may also use the commercial management structure to test-employ tonnage which may be a candidate for entering a Pool, but where we want to satisfy ourselves that the vessel in question is able to trade properly in the market before recommending it for pool entry.

When vessels are commercially managed by us, we act as agent to the vessel’s owner (registered owner or disponent owner, as the case may be), not as principal. Owners are responsible for providing required working capital to us, so we have no outlays for vessel related expenses from our accounts.

Commercial trading of the Combined Fleet

Vessels are employed in the market through a number of different commercial arrangements. The general terms normally found in these types of contracts are described below.

•
Voyage charters in the spot market. The spot market generally refers to the segment of the market where vessels are employed for a single voyage. A vessel earns income from each individual voyage and the owner pays the voyage expenses, including bunker and port costs. Spot market pricing, which can be volatile, is influenced by a number of factors, including the number of competing vessels, the number of cargoes available, oil pricing and arbitrage, worldwide events, and weather. Idle time between voyages is possible depending on the availability of cargo and positioning of the vessel. Under a spot market voyage charter, the vessel owner pays for both the voyage expenses (less specified amounts covered by the contract) and vessel operating costs.

•
Time charter. Under a time charter, a vessel is chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates or changes in current market rates. Under a time charter, the owner operates the vessel and is responsible for crewing and arranging for technical management for the vessel. The owner also bears other operating expenses, such as repairs and maintenance, insurance, stores, lube oil, communications expenses and technical management fees, whereas the charterer bears voyage expenses such as port costs and bunkers.

•
Contract of affreightment (“COA”). A COA is a contract for the carriage of a specific volume of cargo with multiple voyages over the same route and over a specified period of time which can span a number of years but in most cases runs for 12 months. A COA does not designate the specific vessel or voyage schedules that will transport the cargo, thereby providing both the charterer and the owner greater flexibility than a typical charter alone. The charterer has the flexibility to determine the individual voyage scheduling at a future date and the shipowner may use different vessels to perform the individual voyages. Under this contract arrangement, all of the vessels’ operating, voyage and capital costs are borne by the owner while the freight rate normally is a per-cargo-ton basis with a minimum cargo quantity for every lifting guaranteed by the charterer.

•
Consecutive voyage contract (“CVC”). Under a CVC, the shipowner provides one vessel for multiple voyages to transport a certain amount of cargo within a specified period covering a specified trade from a fixed place to fixed destinations designated by the customer. All of the vessel’s operating, voyage and capital costs are borne by the owner. The freight rate normally is agreed on a fixed rate basis but can also be floating according to a pre-agreed index. We do not have any CVC arrangements in place.

•
Bareboat charter. Under a bareboat charter, the vessel owner is paid a monthly rate for a certain period of time during which the charterer is responsible for the operating expenses and voyage expenses of the vessel and for the full management of the vessel. Whereas our Pools employ participating vessels by means of voyage charters in the spot market, time charters and COAs, bareboat charters are outside the scope of the Pool Agreements.

Our chartering department is responsible for the development, marketing and negotiation of the employment contracts for all of the vessels in our Combined Fleet. Contract negotiations are done directly with our clients as well as through shipbrokers, and in most cases a shipbroker will be nominated subsequently when negotiations are done directly with our clients. Our chartering department is also responsible for chartering-in tonnage on spot voyages to cover certain cargo commitments as well as time chartering-in vessels for arbitrage profits derived through offsetting time charter-out contracts on owned tonnage for longer periods. All contracts are negotiated and concluded by our chartering department on behalf of our Pools under instructions and authority from the Pool Board and our Chief Executive Officer in accordance with our internal approval procedures.

Time charter-out portfolio

As at December 31, 2024, we had 16 Hafnia Vessels and six JV Vessels trading outside the Pools and entered into time charter contracts with customers for periods longer than six months. Additionally, our Ecomar Joint Venture has entered into long-term time charters for four newbuild JV Vessels which will commence upon delivery of the vessels. The newbuilds will be delivered to the charterer when we have taken delivery from the shipyard. One of these newbuilds, Ecomar Gascogne, was delivered in January 2025.

The following table presents key information pertaining to the time charter contracts (including options) as at December 31, 2024:

Vessel Name	Vessel type	Year built	Charterer	Expiry Date	Extension option period
BW Kestrel	MR	2015	Orient Oil Express Pte Ltd	Feb-25	—
BW Merlin	MR	2015	Orient Oil Express Pte Ltd	Feb-25	—
Hafnia Lene	MR	2015	Aramco Trading Company	Feb-25	—
Hafnia Cheetah	MR	2014	Orient Oil Express Pte Ltd	Mar-25	—
Hafnia Falcon	MR	2015	BP Shipping Ltd	Jun-25	—
Hafnia Petrel	MR	2016	BP Shipping Ltd	Oct-25	—
Hafnia Ane	MR	2015	WECO Shipping A/S	Nov-25	—
Hafnia Swift	MR	2016	ST Shipping and Transport Pte Ltd	Dec-25	—
Hafnia Shinano	LR1	2008	Mercuria Shipping Pte Ltd	Feb-26	—
Hafnia Yangtze	LR1	2009	Mercuria Shipping Pte Ltd	Apr-26	—
Hafnia Myna	MR	2015	Petco Trading Labuan Company Ltd	Sep-26	—
Hafnia Lise	MR	2016	Valero	Oct-26	—
Hafnia Daisy	MR	2016	Valero	Nov-26	—
Hafnia Puma(1)	MR	2013	Petco Trading Labuan Company Ltd	Nov-26	—
Hafnia Soya	Handy	2015	ST Shipping and Transport Pte Ltd	Apr-27	—
Hafnia Alabaster	Handy	2015	International Shipping and Transportation Company Limited	Sep-27	—
Hafnia Languedoc	LR2	2023	CSSA	Mar-30	1+1+1 year
Hafnia Larvik	LR2	2023	Equinor	Oct-28	—
Hafnia Lillesand	LR2	2024	Equinor	Mar-29	—
Hafnia Loire	LR2	2023	CSSA	May-30	1+1+1 year
PS Stars	MR	2022	Clearlake	Jan-27	1 year
Yellow Stars	MR	2021	Clearlake	Jul-26	1 year
Ecomar Gascogne(2)	MR	2025	CSSA	Jan-32	1+1+1 year
Hull 21110075 (tbn. Ecomar Guyenne)(3)	MR	Est. 2025	CSSA	Est. 32	1+1+1 year
Hull 23110004 (tbn. Ecomar Garonne)(3)	MR	Est. 2025	CSSA	Est. 32	1+1+1 year
Hull 23110005 (tbn. Ecomar Gironde)(3)	MR	Est. 2026	CSSA	Est. 33	1+1+1 year
Total 26 vessels

(1)	In January 2025, Hafnia Puma was replaced by Hafnia Bobcat as Hafnia Puma needed repairs.
(2)	Ecomar Gascogne was delivered in January 2025.
(3)	These vessels will be delivered to charterers after they have been delivered from the shipyard,

As at December 31, 2024, we have no Hafnia Vessels or TC Vessels trading inside the Pools on time charter contracts with customers for periods longer than six months.

Bareboat and time charter-in portfolio

Bareboat charters

As at December 31, 2024 we had 24 vessels bareboat chartered-in, all of which have been entered into in the course of the sale and lease-back financing of our Hafnia Vessels. See “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources” for additional information on our financing arrangements.

All our sale and lease-back arrangements include annual or monthly purchase options and some also contain purchase obligations upon the expiration of the arrangement.

The following table presents key information pertaining to these bareboat charter contracts as at December 31, 2024:

Vessel Name	Vessel type	Year built	Owner	Expiry Date	Extension option period	Purchase Option(s)	Purchase Obligation
Hafnia Africa	LR1	2010	MI-DAS Line S.A.	Oct-25	4 years	Yes	No
Hafnia Amessi	Handy	2015	Sea 342 Leasing Co. Limited.	Mar-33	N/A	Yes	Yes
Hafnia Ammolite	Handy	2015	Sea 15 Leasing Co. Ltd.	Mar-33	N/A	Yes	Yes
Hafnia Aquamarine	Handy	2015	Sea 343 Leasing Co. Ltd.	Mar-33	N/A	Yes	Yes
Hafnia Aronaldo	Handy	2015	OCY ARONALDO LIMITED	Jun-30	N/A	Yes	No
Hafnia Asia	LR1	2010	Skaatholmen Shipping Ltd.	Jul-25	N/A	Yes	Yes
Hafnia Australia	Handy	2010	Yong Sheng Shipping Pte. Ltd.	Dec-29	N/A	Yes	Yes
Hafnia Axinite	Handy	2015	Sea 12 Leasing Co. Ltd.	Apr-33	N/A	Yes	Yes
Hafnia Azotic	Handy	2015	OCY AZOTIC LIMITED	Jul-30	N/A	Yes	No
Hafnia Azurite	Handy	2015	Sea 21 Leasing Co. Ltd.	Mar-33	N/A	Yes	Yes
Hafnia Exceed	LR1	2016	Hai Kuo Shipping 2206T Pte. Ltd.	Apr-32	N/A	Yes	Yes
Hafnia Excel	LR1	2015	Hai Kuo Shipping 2207T Pte. Ltd.	May-32	N/A	Yes	Yes
Hafnia Excellence	LR1	2016	Hai Kuo Shipping 2208T Pte. Ltd.	Mar-32	N/A	Yes	Yes
Hafnia Excelsior	LR1	2016	Hai Kuo Shipping 2209T Pte. Ltd.	Mar-32	N/A	Yes	Yes
Hafnia Executive	LR1	2016	Hai Kuo Shipping 2210T Pte. Ltd.	Mar-32	N/A	Yes	Yes
Hafnia Expedite	LR1	2016	Hai Kuo Shipping 2211T Pte. Ltd.	Apr-32	N/A	Yes	Yes
Hafnia Experience	LR1	2016	Hai Kuo Shipping 2212T Pte. Ltd.	Jun-32	N/A	Yes	Yes
Hafnia Express	LR1	2016	Hai Kuo Shipping 2213T Pte. Ltd.	Apr-32	N/A	Yes	Yes
Hafnia Precision	LR1	2016	Hai Kuo Shipping 2214T Pte. Ltd.	Jun-32	N/A	Yes	Yes
Hafnia Prestige	LR1	2016	Hai Kuo Shipping 2215T Pte. Ltd.	Mar-32	N/A	Yes	Yes
Hafnia Pride	LR1	2016	Hai Kuo Shipping 2216T Pte. Ltd.	Mar-32	N/A	Yes	Yes
Hafnia Providence	LR1	2016	Hai Kuo Shipping 2217T Pte. Ltd.	Mar-32	N/A	Yes	Yes
Hafnia Tanzanite(1)	MR	2016	Fortune Chem6 Shipping	Nov-30	N/A	Yes	Yes
Hafnia Tourmaline(1)	MR	2016	Fortune Chem5 Shipping	Oct-31	N/A	Yes	Yes
Total 24 Vessels

(1)	We exercised purchase options on these vessels in January 2025 and are therefore now the owners of Hafnia Tanzanite and Hafnia Tourmaline.

Time charters

As at December 31, 2024, we had ten vessels time chartered-in and eight have purchase options. The following table presents key information pertaining to these time charters:

Vessel Name	Vessel type	Year built	Owner	Expiry Date	Extension option period	Purchase option
Basset	MR	2019	Grace Ocean Private Limited	Nov-25	1+1 years	Yes
Beagle	MR	2019	Sun Lanes Shipping S.A.	Mar-26	1 years	Yes
Boxer	MR	2019	Grace Ocean Private Limited	Jun-25	1+1 years	Yes
Bulldog	MR	2020	Grace Ocean Private Limited	Feb-26	1 years	Yes
Challenge Procyon	MR	2011	Kyoei Tanker Singapore Pte. Ltd.	May-25	—	No
Karimata	LR1	2019	Triton Navigation B.V.	Sep-25	1+1 years	Yes
Orient Challenge	MR	2017	OMC Shipping Pte. Ltd.	Jul-25	1+1 years	Yes
Orient Innovation	MR	2017	OMC Shipping Pte. Ltd.	Aug-25	1+1 years	Yes
Peace Victoria(1)	LR1	2019	Chijin Shipping S.A.	Feb-25	—	No
Sunda	LR1	2019	Triton Navigation B.V.	Jul-25	1+1 years	Yes
Total 10 vessels

(1)	This vessel has been redelivered in February 2025.

Purchase options

We have purchase options for a number of our chartered-in vessels. The following table presents an overview of our purchase options by year for our chartered-in vessels in millions of U.S. dollars (excluding purchase option premiums and fees and expenses associated with exercising purchase options).

Vessel Name	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
TC Vessels
Beagle(1)	32.75	31.25	29.75	—	—	—	—	—	—	—	—
Basset(1)	32.75	31.25	29.75	—	—	—	—	—	—	—	—
Boxer(1)	32.75	31.25	29.75	—	—	—	—	—	—	—	—
Bulldog(1)	32.75	31.25	29.75	—	—	—	—	—	—	—	—
Karimata(1)	40.00	38.00	36.00	—	—	—	—	—	—	—	—
Orient Challenge(1)	25.50	23.90	22.30	—	—	—	—	—	—	—	—
Orient Innovation(1)	25.50	23.90	22.30	—	—	—	—	—	—	—	—
Sunda(1)	40.00	38.00	36.00	—	—	—	—	—	—	—	—
Sale and lease-back vessels(2)
Hafnia Africa	12.10	9.60	8.00	5.50	3.00	—	—	—	—	—	—
Hafnia Amessi(3)	16.39-15.21	15.1-13.86	13.74-12.44	12.31-10.94	10.82-9.38	9.24-7.73	7.59-6.00	5.86-4.19	4.03-3.72	—	—
Hafnia Ammolite(3)	16.39-15.21	15.1-13.86	13.74-12.44	12.31-10.94	10.82-9.38	9.24-7.73	7.59-6.00	5.86-4.19	4.03-3.72	—	—
Hafnia Aquamarine(3)	16.39-15.21	15.1-13.86	13.74-12.44	12.31-10.94	10.82-9.38	9.24-7.73	7.59-6.00	5.86-4.19	4.03-3.72	—	—
Hafnia Aronaldo	19.00	—	15.50	—	—	10.00	—	—	—	—	—
Hafnia Asia(4)	—	—	—	—	—	—	—	—	—	—	—

Vessel Name	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Hafnia Australia	12.90	10.90	8.90	6.35	—	—	—	—	—	—	—
Hafnia Axinite(3)	16.5-15.32	15.21-13.97	13.86-12.56	12.44-11.07	10.94-9.51	9.38-7.87	7.73-6.15	6.00-4.34	4.19-3.88	—	—
Hafnia Azotic	19.00	—	15.50	—	—	10.00	—	—	—	—	—
Hafnia Azurite(3)	16.39-15.21	15.1-13.86	13.74-12.44	12.31-10.94	10.82-9.38	9.24-7.73	7.59-6.00	5.86-4.19	4.03-3.72	—	—
Hafnia Exceed(5)	27.26-24.79	24.79-22.36	22.36-19.86	19.86-17.40	17.40-14.93	14.93-12.47	12.47-10.00	10.00	—	—	—
Hafnia Excel(5)	25.26-22.79	22.79-20.36	20.36-17.86	17.86-15.40	15.40-12.93	12.93-10.47	10.47-8.00	8.00	—	—	—
Hafnia Excellence(5)	27.26-24.79	24.79-22.36	22.36-19.86	19.86-17.40	17.40-14.93	14.93-12.47	12.47-10.00	10.00	—	—	—
Hafnia Excelsior(5)	27.26-24.79	24.79-22.36	22.36-19.86	19.86-17.40	17.40-14.93	14.93-12.47	12.47-10.00	10.00	—	—	—
Hafnia Executive(5)	27.26-24.79	24.79-22.36	22.36-19.86	19.86-17.40	17.40-14.93	14.93-12.47	12.47-10.00	10.00	—	—	—
Hafnia Expedite(5)	27.26-24.79	24.79-22.36	22.36-19.86	19.86-17.40	17.40-14.93	14.93-12.47	12.47-10.00	10.00	—	—	—
Hafnia Experience(5)	27.26-24.79	24.79-22.36	22.36-19.86	19.86-17.40	17.40-14.93	14.93-12.47	12.47-10.00	10.00	—	—	—
Hafnia Express(5)	27.26-24.79	24.79-22.36	22.36-19.86	19.86-17.40	17.40-14.93	14.93-12.47	12.47-10.00	10.00	—	—	—
Hafnia Precision(5)	27.26-24.79	24.79-22.36	22.36-19.86	19.86-17.40	17.40-14.93	14.93-12.47	12.47-10.00	10.00	—	—	—
Hafnia Prestige(5)	27.26-24.79	24.79-22.36	22.36-19.86	19.86-17.40	17.40-14.93	14.93-12.47	12.47-10.00	10.00	—	—	—
Hafnia Pride(5)	27.26-24.79	24.79-22.36	22.36-19.86	19.86-17.40	17.40-14.93	14.93-12.47	12.47-10.00	10.00	—	—	—
Hafnia Providence(5)	27.26-24.79	24.79-22.36	22.36-19.86	19.86-17.40	17.40-14.93	14.93-12.47	12.47-10.00	10.00	—	—	—

(1)
The purchase option price set out in the table above for the respective vessel is based on the applicable price stipulated in the time charter on the applicable delivery anniversary date. If the vessel is repurchased in between delivery anniversary dates, the purchase option price will be reduced on a pro rata basis.

(2)	The table includes vessels chartered in as at December 31, 2024 but excludes two vessels (Hafnia Tanzanite and Hafnia Tourmaline) on which we exercised the purchase option in January 2025.
(3)	These vessels have purchase options based on the outstanding principal which reduces monthly. The above listed purchase option prices are the purchase options in January and December of the year.
(4)
We had a purchase option on Hafnia Asia in previous years. However, in 2025 we have a purchase obligation in respect of this vessel. See the below table for more information about our purchase obligations.

(5)
These vessels have monthly purchase options. The purchase option price decreases by $616,250 every three months. The above listed purchase option prices are the purchase options in January and December of the year.

Purchase obligations

A number of the charters under which we charter in our vessels contain purchase obligations according to which we are obligated to purchase the vessel upon the expiration of the charter (excluding fees and expenses associated with exercising purchase obligations).

Set out below is an overview of our purchase obligations for our chartered-in vessels in millions of U.S. dollars.

Vessel Name(1)	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Hafnia Asia	17.25	—	—	—	—	—	—	—	—	—	—
Hafnia Australia	—	—	—	—	4.20	—	—	—	—	—	—
Hafnia Amessi	—	—	—	—	—	—	—	—	3.72	—	—
Hafnia Ammolite	—	—	—	—	—	—	—	—	3.72	—	—
Hafnia Aquamarine	—	—	—	—	—	—	—	—	3.72	—	—
Hafnia Axinite	—	—	—	—	—	—	—	—	3.72	—	—
Hafnia Azurite	—	—	—	—	—	—	—	—	3.72	—	—
Hafnia Exceed	—	—	—	—	—	—	—	10	—	—	—
Hafnia Excel	—	—	—	—	—	—	—	8	—	—	—

Vessel Name(1)	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Hafnia Excellence	—	—	—	—	—	—	—	10	—	—	—
Hafnia Excelsior	—	—	—	—	—	—	—	10	—	—	—
Hafnia Executive	—	—	—	—	—	—	—	10	—	—	—
Hafnia Expedite	—	—	—	—	—	—	—	10	—	—	—
Hafnia Experience	—	—	—	—	—	—	—	10	—	—	—
Hafnia Express	—	—	—	—	—	—	—	10	—	—	—
Hafnia Precision	—	—	—	—	—	—	—	10	—	—	—
Hafnia Prestige	—	—	—	—	—	—	—	10	—	—	—
Hafnia Pride	—	—	—	—	—	—	—	10	—	—	—
Hafnia Providence	—	—	—	—	—	—	—	10	—	—	—

(1)	The table includes vessels chartered in as at December 31, 2024, but excludes two vessels (Hafnia Tanzanite and Hafnia Tourmaline) on which we exercised the purchase option in January 2025.

Environmental and Other Regulations in the Shipping Industry

Our business and the operation of our Combined Fleet are subject to various international treaties and conventions and to the applicable local, national, and subnational laws and regulations of the countries in which the vessels operate or are registered. Such laws and regulations cover a variety of topics, including, but not limited, to air pollution, water pollution, waste management, protection of natural resources, safety and health and environmental protection including storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials. Compliance with such laws, regulations and other requirements may entail significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of government and private entities subject the vessels in our Combined Fleet to both scheduled and unscheduled inspections of compliance with these laws and regulations. These entities include the local port authorities (applicable national authorities such as the U.S. Coast Guard (“USCG”), harbour master or equivalent), classification societies, flag state administrations (countries of registry) and charterers as well as terminal operators. Certain of these entities require us to obtain governmental or quasi-governmental permits, licenses, approvals, certificates, and other authorisations before our Hafnia Vessels and JV Vessels may operate or conduct certain activities. Failure to comply with these laws or to obtain the necessary business and technical permits, licenses, approvals, and certificates could require us to incur substantial costs or result in sanctions including suspension and/or freezing of the operation of one or more of our Hafnia Vessels and JV Vessels, suspension and/or freezing of our business and responsibility for all damages arising from any violation. For the avoidance of doubt, all the vessels in our Combined Fleet are subject to the aforementioned requirements to obtain relevant permits, licenses, approvals, certifications and other authorisations, not only our Hafnia Vessels and JV Vessels; however, generally we will not be the entity required to obtain such permits, licenses, approvals, certifications and other authorisations for TC Vessels and/or Pool Vessels and/or other vessels where we are the commercial manager or time charterer.

Governments and other regulators may periodically revise their environmental laws and regulations and other laws and regulations applicable to our industry and business or adopt new ones, and the effects of new or revised laws and regulations on our operations cannot be predicted. Although we believe that the operation of our Hafnia Vessels and JV Vessels is substantially in compliance with applicable environmental laws and regulations and that we have all permits, licenses and certificates required for the operation of our Hafnia Vessels and JV Vessels, future noncompliance or failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our Hafnia Vessels and JV Vessels. There can be no assurance that additional significant costs and liabilities will not be required to be incurred to comply with such current and future laws and regulations, or that such laws and regulations will not have a material effect on our operations, including, but not limited to, any new laws and regulations relating to climate change. In addition, even without such new regulations, our business may be indirectly affected to the extent that climate change results in sea level changes or more intense weather events. New laws and regulations may also apply to our customers, including oil and gas exploration and production companies, which may impact demand for our services.

Compliance with environmental and other regulations applicable to vessels is generally the obligation of the “company” as this term is defined in the ISM Code (defined and described below). The “company” is a vessel’s registered owner unless the responsibility for operation of the vessel has been transferred to another party through a contractual arrangement such as a bareboat charter or a technical management agreement. For our Hafnia Vessels and JV Vessels, the “company” is either our internal technical management entity BW Fleet Management Pte. Ltd. or an external technical manager as described in “Item 4. Information on the Company – B. Business Overview – Technical Management” below. For the TC Vessels and the Pool Vessels, the “company” is either the vessels’ registered owners, a bareboat charterer of a vessel or a technical manager. We do not provide technical management services for vessels owned by third parties; however, we do perform technical management for some of the JV Vessels.

Compliance with environmental and other regulations is in some circumstances not the obligation of the “company” and may continue to be the obligation of the registered owner regardless of whether a bareboat charter or technical management agreement has been entered into or be the obligation of the commercial manager or operator of the vessel.

International environmental treaties and conventions as well as U.S. environmental laws and regulations that apply to the operation of vessels are described below. Other countries, including member countries of the European Union, in which we operate or in which vessels in our Combined Fleet are registered, have or may in the future have laws and regulations that are similar, or more stringent, in nature to the U.S. laws referenced below. A particularly significant organisation in the shipping industry is the IMO, the United Nations agency for maritime safety and the prevention of pollution by vessels. The IMO has adopted a number of regulations relating to the prevention of pollution by vessels, including MARPOL, which establishes environmental standards relating to, e.g., oil leakage and oil spills, garbage management, sewage, air emissions, handling and disposal of noxious liquids. MARPOL applies to tankers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Additionally, IMO has adopted SOLAS, which is intended to specify minimum standards for the construction, equipment, and operations of ships. An important entity within IMO is the MEPC, which is the entity addressing environmental issues under IMO. MEPC holds two sessions a year and a reference to, for example, MEPC 82, is a reference to MEPC’s 82nd session.

Water Pollution

International

The IMO and other international bodies have implemented various strategies, measures, codes, conventions, and other initiatives relating to water pollution which have an effect on our industry, including, but not limited to, the following:

a.	International Code for the Construction and Equipment of Ships Carrying Dangerous Chemicals in Bulk

Bulk carriage of chemicals is covered by regulations in Chapter VII of SOLAS (Carriage of Dangerous Goods) and Annex II of MARPOL (Regulations for the Control of Pollution by Noxious Liquid Substances in Bulk). Both SOLAS and MARPOL require chemical tankers constructed after July 1, 1986 to comply with the International Code for the Construction and Equipment of Ships Carrying Dangerous Chemicals in Bulk (as amended, the “IBC Code”). The IBC Code provides international standards for the transportation in bulk by sea of dangerous chemicals and noxious liquid substances, including by prescribing design and construction standards of ships and their equipment, and also covers marine pollution aspects. Ships subject to the IBC Code are designed to one of three standards: type 1, type 2 or type 3, where type 1 prescribes the strictest requirements and type 2 and type 3 prescribe progressively less strict requirements. Additionally, under the IBC Code, those of our vessels carrying chemicals are required to obtain a certificate of fitness for the carriage of dangerous chemicals in bulk. All of our Hafnia Vessels and JV Vessels requiring a certificate under the IBC Code have obtained such a certificate.

b.	International Convention on Civil Liability for Oil Pollution Damage

The IMO adopted the International Convention on Civil Liability for Oil Pollution Damage in 1969 (the “CLC”). The CLC was revised subsequently by the protocol of 1976, the protocol of 1984 and the protocol of 1992 (the “1992 Protocol”). The 1992 Protocol widened the scope of the CLC in certain areas. Parties to the 1992 Protocol are no longer parties to the CLC; however, there are a number of states which are party to the CLC, and which have not yet ratified the 1992 Protocol. The CLC governs pollution damage resulting from spills of persistent oils (i) caused by oil ships actually laden with oil or on first voyage after carriage of oil and have oil residues from a previous voyage and, if the 1992 Protocol applies, (ii) caused by ships constructed or adapted for the carriage of oil in bulk as cargo.

Under the CLC, a vessel’s registered owner may be strictly liable for oil pollution damage caused in the territory of contracting states, including territorial waters, unless the owner can prove certain specific exceptions apply. The 1992 Protocol extends the applicability of the CLC to damage caused within 200 nautical miles from the coast of the contracting states. The CLC includes specific limitations of liability expressed in the International Monetary Fund currency unit, Special Drawing Rights. The specific limitations vary depending on whether the state where the damage occurred is party to the CLC or the 1992 Protocol. The right to limit liability is forfeited under the CLC where the oil pollution is caused by the owner’s actual fault and, under the 1992 Protocol, where the spill is caused by the owner’s intentional or reckless act or omission where the shipowner knew pollution damage would probably result. The CLC requires ships over 2,000 tons covered by it to maintain insurance or other financial security in sums equivalent to an owner’s total liability for a single incident. We have protection and indemnity insurance for environmental incidents. All of our Hafnia Vessels and JV Vessels are in possession of a state-issued certificate attesting that the required insurance coverage under the CLC and 1992 Protocol is in place.

c.	International Convention on Civil Liability for Bunker Oil Pollution

The International Convention on Civil Liability for Bunker Oil Pollution (the “Bunker Convention”) entered into force on November 21, 2008. The Bunker Convention provides a liability, compensation, and compulsory insurance system for the victims of oil pollution damage caused by spills of bunker oil. The Bunker Convention imposes strict liability on shipowners (including the registered owner, bareboat charterer, manager, or operator) for pollution damage in the territorial waters, including the territorial sea and exclusive economic zones, of a state party caused by the escape or discharge of bunker fuel. Registered owners of any sea going vessel and seaborne craft over 1,000 gross tonnage of any type whatsoever, and registered in a state party, or entering or leaving a port in the territory of a state party, will be required to maintain insurance which meets the requirements of the Bunker Convention and to obtain a certificate issued by a state party attesting that such insurance is in force. The state party-issued certificate must be carried on board at all times. P&I Clubs in the International Group issue the required Bunker Convention “Blue Cards” to provide evidence that there is insurance in place that meets the Bunker Convention requirements and thereby enable signatory states to issue certificates. All of our Hafnia Vessels and JV Vessels have received “Blue Cards” from their P&I Club and are in possession of a state-issued certificate attesting that the required insurance cover under the Bunker Convention is in place.

d.	International Convention for the Control and Management of Ships’ Ballast Water and Sediments

The International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “Ballast Water Management Convention”) aims to prevent the spread of harmful aquatic organisms from one region to another, by establishing standards and procedures for the management and control of ships’ ballast water and sediments. The Ballast Water Management Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate. The Ballast Water Management Convention was ratified in September 2016 and entered into force in September 2017. The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water (the so-called D-2 standard) and sets out specific deadlines for each vessel’s compliance with this standard. All vessels must have met D-2 standard no later than September 8, 2024, but for many vessels, the deadline for meeting the D-2 standard was earlier than September 8, 2024. Amendments to the Ballast Water Management Convention came into force on June 1, 2022, that include changes to the form of the Ballast Water Management certificate and the rules requiring commissioning testing of ballast water management systems at the ship’s initial survey or during an additional survey for retrofits. This testing is required before the Ballast Water Management certificate for D-2 standard is issued but does not apply to ships that already have a certified ballast water management system installed. It is anticipated that during 2025, two IMO resolutions will come into force specifying a new format for the ballast water record book and mandating approval of electronic ballast water record books.

All Hafnia Vessels and JV Vessels have ballast water treatment systems installed and have ballast water management certificates.

e.	International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea

In 1996, the IMO adopted the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea (the “HNS Convention”). The aim of the HNS Convention is to ensure adequate, prompt and effective compensation for damage resulting from shipping accidents involving hazardous and noxious substances. The HNS Convention has not yet been ratified by the required number of states. If the HNS Convention enters into force, we could be required to incur additional costs or capital expenses to be compliant.

United States

The United States has implemented various strategies, measures, laws, regulations, and other initiatives relating to water pollution which have an effect on our industry including, but not limited to, the following:

a.	Oil Pollution Act and the Comprehensive Environmental Response, Compensation, and Liability Act

The U.S. Oil Pollution Act of 1990 (the “OPA”) established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. The OPA affects all owners and operators whose vessels trade or operate within the United States, its territories and possessions, or whose vessels operate in the waters of the U.S., which includes the U.S. territorial seas and its 200-nautical-mile exclusive economic zone. The Comprehensive Environmental Response, Compensation, and Liability Act (the “CERCLA”) applies to the discharge of hazardous substances whether on land or at sea. These laws may affect us because we carry oil products, petroleum products, chemicals and other liquids, as wells as oil as fuel and lubricants for our engines, and the discharge of these substances could cause an environmental hazard. Under the OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers. The OPA defines these damages broadly to include:

•	injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;
•	injury to, or economic losses resulting from, the destruction of real and personal property;
•	net loss of taxes, royalties, rents, fees, or net profit revenues resulting from injury, destruction, or loss of real or personal property, or natural resources;
•	loss of subsistence use of natural resources that are injured, destroyed, or lost;
•	lost profits or impairment of earning capacity due to injury, destruction, or loss of real or personal property or natural resources; and
•	net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety, or health hazards.

The limits of the OPA liability are the greater of $2,500 per gross ton or $21,521,000 for any tanker, other than single-hull tank vessels, over 3,000 gross tons (subject to possible adjustment for inflation). However, these limits of liability do not apply where the incident is caused by violation of applicable U.S. federal safety, construction, or operating regulations, or by the responsible party’s gross negligence or wilful misconduct. These limits likewise do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. The OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states, which have enacted their own legislation, have not yet issued implementing regulations defining shipowners’ responsibilities under these laws.

The CERCLA, which also applies to owners and operators of vessels, contains a similar liability regime and provides for recovery of clean-up and removal costs and the imposition of natural resource damages for releases of “hazardous substances” which as defined in the CERCLA does not include oil. Liability under the CERCLA is limited to the greater of $300 per gross ton or $0.5 million for each release from vessels not carrying hazardous substances as cargo or residue, and the greater of $300 per gross ton or $5 million for each release from vessels carrying hazardous substances as cargo or residue. As with the OPA, these limits of liability do not apply where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party’s gross negligence or wilful misconduct or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. The OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with the OPA, the CERCLA and all applicable state regulations in the ports where our Hafnia Vessels and JV Vessels call.

The OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guaranty. Under OPA regulations, an owner or operator of more than one vessel is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the vessel having the greatest maximum liability under the OPA/CERCLA. Each of our ship-owning subsidiaries that has vessels trading in U.S. waters has applied for and obtained from the U.S. Coast Guard National Pollution Funds Center three-year certificates of financial responsibility (“COFRs”), supported by guarantees purchased from an insurance-based provider. As at the date of this Annual Report, all Hafnia Vessels and JV Vessels have a COFR from U.S.

b.	Clean Water Act

The U.S. Clean Water Act (the “CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorised by a duly issued permit or exemption and imposes strict liability in the form of penalties for any unauthorised discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the OPA and CERCLA. In addition, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

c.	Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels and Vessel Incidental Discharge Act

The U.S. Environmental Protection Agency (the “EPA”) regulates the discharge of ballast and bilge water and other substances in U.S. waters under the CWA. The EPA regulations historically have required vessels 79 feet in length or longer (other than commercial fishing vessels and recreational vessels) to obtain and comply with a permit that regulates ballast water discharges and other discharges incidental to the normal operation of certain vessels within U.S. waters.

In March 2013, the EPA issued the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels (“VGP”). The 2013 VGP focuses on authorising discharges incidental to operations of commercial vessels and contains ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.

In December 2018, the Vessel Incidental Discharge Act (“VIDA”) was signed into law and restructured the EPA and the USCG programs for regulating incidental discharges from vessels. Rather than requiring CWA permits, the discharges will be regulated under a new CWA Section 312(p) establishing Uniform National Standards for Discharges Incidental to Normal Operation of Vessels. Under VIDA, VGP provisions and existing USCG regulations will be phased out over a period of approximately four years and replaced with National Standards of Performance (“NSPs”) to be developed by EPA and implemented and enforced by the USCG. Under VIDA, the EPA was directed to develop the NSPs by December 2020 and the USCG is directed to develop its corresponding regulations two years after EPA develops the NSPs. On October 26, 2020, the EPA issued proposed regulations to establish NSPs, including general discharge standards of performance, covering general operation and maintenance, biofouling management, and oil management, and specific discharge standards applicable to specified pieces of equipment and systems.

The 2013 VGP was scheduled to expire in December 2018; however, under VIDA, the provisions of the 2013 VGP will remain in place until the new EPA and USCG regulations are in place, which remain outstanding. Pursuant to the requirements in the VGP, vessel owners and operators must meet twenty-five sets of state-specific requirements as the CWA’s 401 certification process allows tribes and states to impose their own requirements for vessels operating within their waters. Vessels operating in multiple jurisdictions could face potentially conflicting conditions specific to each jurisdiction that they travel through.

d.	National Invasive Species Act

The USCG regulations adopted under the U.S. National Invasive Species Act require the USCG’s approval of any technology before it is placed on a vessel. As a result, the USCG has provided waivers to vessels which could not install the then as-yet unapproved technology. In May 2016, the USCG published a review of the practicability of implementing a more stringent ballast water discharge standard. The results concluded that technology to achieve a significant improvement in ballast water treatment efficacy could not be practically implemented. In February 2016, the USCG issued a new rule amending the Coast Guard’s ballast water management record-keeping requirements. Effective February 22, 2016, vessels with ballast tanks operating exclusively on voyages between ports or places within a single Captain of the Port zone (an area under the command of an individual Coast Guard officer designated by the Coast Guard Commandant to enforce the relevant regulations and policies in such area), were required to submit an annual report of their ballast water management practices. Further, under the amended requirements, vessels may submit their reports after arrival at the port of destination instead of prior to arrival. As discussed above, under VIDA, existing USCG ballast water management regulations will be phased out over a period of approximately four years and replaced with NSPs to be developed by EPA and implemented and enforced by the USCG.

European Union

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

In June 2023, the European Commission presented legislative proposals to modernise EU rules on maritime safety and prevention of water pollution; including extension of port state controls, proposals to prevent illegal discharges into European seas by extending the scope of prohibitions to cover a wider range of polluting substances, and to strengthen the legal framework for penalties and their application. The proposals have not yet been adopted but these or other new regulations regarding water pollution may have an effect on our business in the future.

Anti-Fouling

AFS Convention

Anti-fouling systems (“AFS”), such as paint or surface treatment, are used to coat the bottom of vessels to prevent the attachment of molluscs and other sea life to the hulls of vessels. Our Hafnia Vessels and JV Vessels are subject to the IMO’s International Convention on the Control of Harmful Anti-fouling Systems on Ships (the “AFS Convention”) which prohibits the use of organotin compound coatings in anti-fouling systems. Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-fouling System Certificate (“IAFS Certificate”) and undergo an initial survey before the vessel is put into service or when the anti-fouling systems are altered or replaced. The AFS Convention was amended in June 2021 to prohibit anti-fouling systems containing cybutryne. Effective January 1, 2023, ships could not apply or re-apply anti-fouling systems containing cybutryne. For ships already bearing an anti-fouling system containing cybutryne, the amendments have effect from the next scheduled renewal of the anti-fouling system after January 1, 2023 but no later than 60 months following the last application to the ship of the anti-fouling system containing cybutryne. Ships bearing an anti-fouling system containing cybutryne shall within this timeframe either remove the anti-fouling system or apply a coating that forms a barrier to the cybutryne leaching from the underlying noncompliant anti-fouling systems. In addition, the IAFS Certificate has been updated to address compliance with the cybutryne restrictions. Ships in operation will need to comply within the first anti-fouling renewal survey and must receive an updated IAFS Certificate no later than January 1, 2025. Ships which are not affected (i.e. with anti-fouling systems which do not contain cybutryne) must receive an updated IAFS Certificate at the next anti-fouling application to the vessel.

We have obtained IAFS Certificates for all of our Hafnia Vessels and JV Vessels.

Biofouling

In 2023, the IMO’s Maritime Environmental Protection Committee adopted revised guidelines for the control and management of ships’ biofouling to minimise the transfer of invasive aquatic species. The update to the 2011 guidelines was undertaken to reduce the threat posed by invasive aquatic species through biofouling on vessels to the well-being of the sea and to improve the vessel’s hydrodynamic performance. In addition, biofouling management practices enhance energy efficiency and reduce greenhouse air emissions from vessels due to lower fuel demand in operation as a result of a clean hull. The 2023 guidelines focus on operational considerations such as the selection and installation of AFS and the re-installation, re-application or repair of the AFS, as well as guidance on maritime growth prevention systems (“MGPS”). Ship design and construction have been taken into consideration under the 2023 guidelines. The biofouling inspection frequency or inspection dates (or date ranges) for in-water inspections by organisations, crew or personnel who are competent during the in-service period of the vessel should be based on the ship-specific biofouling risk profile, including inspection as a contingency action, and specified in the Biofouling Management Plan (“BFMP”) under the responsibility of shipowners, ship operators and shipmasters. The 2023 guidelines also provide updates to information to be included in a BMFP and biofouling management record book. For vessels not undertaking performance monitoring, the first inspection date should be within 12 months of application, reapplication, installation or renewal of the AFS to confirm their effective operation. Where monitoring indicates that the AFS is not performing effectively soon after application, reapplication, installation or renewal (e.g., increased fuel consumption), an inspection should be carried out to confirm the condition of the AFS and level of biofouling as soon as practical or possible, in line with the BFMP and contingency action plan. If adequate performance of the AFS is observed through monitoring, the inspection could be conducted up to 18 months after application, reapplication, installation or renewal, noting that such monitoring may not reflect the level of biofouling in all niche areas. Subsequent inspections should occur at least every 12 to 18 months and may need to increase in frequency to confirm the continued effectiveness of an ageing or damaged AFS. In-water inspections should seek to coincide with existing subsea operations (e.g., underwater inspections in lieu of drydock or any other in-water inspections), including any unscheduled subsea operations. If no AFS is installed in areas of a ship and no other measures are undertaken such as in-water cleaning or propeller polishing, then inspections should occur more frequently.

A biofouling rating based on the type and extent of biofouling as well as the condition of the AFS and the functioning of any MGPS will be determined by each biofouling inspection. The determined rating scale provides a recommendation on the type of cleaning that should take place should biofouling of a certain rating be present.

For example, a fouling rating of zero is given when there is no fouling. A fouling rating of one is given where submerged areas are partially or entirely covered in microfouling, where metal and painted surface may be visible beneath the fouling. A number of different fouling ratings are defined from light macrofouling (presence of microfouling and multiple macrofouling patches) all the way through to heavy macrofouling (large patches or submerged areas entirely covered in macrofouling). If the AFS is significantly deteriorated, drydocking with maintenance and reapplication of the AFS is recommended.

We have developed a BFMP which is in place on board our Hafnia Vessels and JV Vessels. We measure hull performance daily and run full performance evaluations weekly. Based on the weekly analyses, we initiate inspections to verify the cause of AFS deterioration where such is observed and if the AFS is negatively affected, we effect the necessary rectifications.

Air Pollution and Greenhouse Gasses

International

The IMO and other international bodies have implemented various strategies, measures, codes, conventions and other initiatives relating to air emissions and greenhouse gasses which have an effect on our industry including, but not limited to, the following:

a.	Air Pollution

MARPOL Annex VI regulations for the “Prevention of Air Pollution from Ships” apply to all vessels, fixed and floating drilling rigs and other floating platforms. Annex VI sets limits on sulphur oxide and nitrogen oxide emissions from vessel exhausts, emissions of volatile compounds from cargo tanks, incineration of specific substances, and prohibits deliberate emissions of ozone depleting substances. Annex VI also includes a global cap on sulphur content of fuel oil and allows for special areas to be established with more stringent controls on sulphur emissions. The certification requirements for Annex VI depend on size of the vessel and time of the periodic classification survey. Ships weighing more than 400 gross tons and engaged in international voyages involving countries that have ratified the conventions, or vessels flying the flag of those countries, are required to have an International Air Pollution Certificate (“IAPP Certificate”). Annex VI came into force in the United States on January 8, 2009. All our Hafnia Vessels and JV Vessels have been issued IAPP Certificates.

From January 1, 2020, an upper limit of sulphur content of ship’s fuel oil was reduced to 0.5% from a previous 3.5% under the so-called IMO2020 regulation prescribed in MARPOL. Ships may limit their air pollutants by using compliant fuels such as low sulphur fuel oil (VLSFO) or marine gas oil (MGO), by installing exhaust gas cleaning systems (scrubbers), or by using alternative fuels with low or zero sulphur contents such as liquified natural gas or biofuels. In certain areas, so called emission control areas (“SOx ECAs”), the upper limit of sulphur content is reduced to 0.1%. SOx ECAs include certain coastal areas of North America, the U.S. Caribbean Sea, the Baltic Sea and the North Sea. With effect from May 2025, the Mediterranean Sea will be a SOx ECA. From March 2027, the Canadian Arctic and Norwegian Sea will effectively become SOx ECAs. It is expected that regulations designating areas in the North-East Atlantic as a SOx ECA will be adopted by MEPC in October 2025.

In addition to requirements relating to the sulphur content of ship’s fuel oil, the IMO have adopted amendments to MARPOL Annex VI stipulating limits from the nitrous oxide (NOx) emissions from ship’s engines. The NOx limits were split into different tiers, with tier III, the most restrictive tier, only applying in NOx emission control areas (“NOx ECAs”). Currently, areas in the North American and United States Caribbean, North Sea, and Baltic Sea are NOx ECAs and starting in March 2026, the Canadian Arctic and Norwegian Sea will be NOx ECAs. It is expected that regulations designating areas in the North-East Atlantic as a NOx ECA will be adopted by MEPC in October 2025. All our Hafnia Vessels and JV Vessels are in compliance with IMO NOx regulations.

Additionally, the IMO has adopted draft amendments to MARPOL Annex I to prohibit, with effect from July 1, 2024, the use or carrying for use of heavy fuel oil (HFO) in Arctic waters. MEPC 77 adopted a non-binding resolution which urges member states and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of black carbon emissions from ships when operating in or near the Arctic.

Some of our Hafnia Vessels have exhaust gas cleaning systems (scrubbers) installed. We comply with sulphur requirements by using compliant fuels for the vessels in our Hafnia Fleet.

b.	Greenhouse Gasses | EEDI, EEXI, SEEMP, CII

IMO has introduced measures to reduce emissions of GHGs, including the so-called EEDI, EEXI, SEEMP & CII-frameworks which are described in further detail below. We may incur costs to comply with these standards. Existing rules and standards may be amended or additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition. The IMO is in the process of reviewing the EEXI and CII measures with the first phase of review to be concluded by 2026 and the second phase continuing past 2026. The measures may be amended as a result of this review and the amended measures could be more burdensome on us and our business and operations than the current measures.

i.	EEDI & EEXI

EEXI (Energy Efficiency eXisting ship Index) is a framework introduced by the IMO for determining energy efficiency and CO2 emissions from the vessel’s operations based on its design parameters.

From January 1, 2023, it became a requirement that vessels subject to the EEXI framework must have an attained EEXI value falling below an allowable maximum value (the required EEXI). If a vessel’s EEXI does not satisfy the required EEXI, it is necessary to implement countermeasures.

EEXI supplements the EEDI (Energy Efficiency Design Index) which has been in force since 2013. EEDI applies to newbuilds while EEXI applies to existing vessels. All of our Hafnia Vessels and JV Vessels are subject to the EEXI framework. Certification of EEXI will take place at the first annual, intermediate, or special survey on or after January 1, 2023. Compliance with EEXI will be documented by the issuance of the IEE certificate.

Many of our Hafnia Vessels and JV Vessels were designed to fall below the minimum standard. For the remaining vessels, we took steps, including implementing engine and shaft power limitation devices, to ensure compliance with the EEXI regulation by each individual vessel’s compliance date.

As at December 31, 2024, all Hafnia Vessels and JV Vessels are, as applicable, in compliance with EEDI or EEXI certification.

ii.	SEEMP

As of January 1, 2013, certain measures relating to energy efficiency for ships were made mandatory under MARPOL. All ships above 400 gross tonnage became required to develop and implement a Ship Energy Efficiency Management Plan (“SEEMP”). A SEEMP is split into three different parts, each of which includes different requirements on vessel owners and vessel operators.

•
SEEMP Part I requires all ships of 400 gross tonnage and above to retain a ship-specific Ship Energy Efficiency Management Plan on board. The purpose of SEEMP Part I is to establish a mechanism for a company and/or a ship to improve energy efficiency and reduce carbon intensity. This plan is not subject to confirmation or verification.

•
SEEMP Part II requires ships of 5,000 gross tonnage and above engaging in international voyages to collect and report their fuel oil consumption data to their flag administration or an organisation authorised by the flag administration. The ships subject to this requirement must develop a ship fuel oil consumption data collection plan which should be confirmed by either their flag administration or an organisation authorised by the flag administration.

•
SEEMP Part III applies to vessels subject to the below-described CII requirements. As from January 1, 2023, all vessels subject to the CII ratings requirements are required to develop a Ship Operational Carbon Intensity Plan (known as “SEEMP Part III”) which must include certain information, including (i) the CII calculation methodology, (ii) required CII values for the next three years, (iii) an implementation plan to achieve the required CII value, and (iv) procedures for self-evaluation and improvement. Additionally, if a vessel has a CII ‘E’ rating for any year or a ‘D’ rating for three consecutive years, it must develop a corrective action plan in the SEEMP Part III. The SEEMP Part III must be verified by the flag administration or an organisation authorised by the flag administration.

As at December 31, 2024, all Hafnia Vessels and JV Vessels were in compliance with the SEEMP Part I, Part II and Part III requirements.

iii.	CII

Carbon Intensity Indicator (“CII”) is a rating scheme developed by the IMO. According to CII, vessels over 5,000 GT must quantify and report their carbon emissions from ongoing operations. CII determines the annual reduction factor needed to continuously improve the vessel’s operational carbon intensity. Based on the collected data, the vessel is rated on a scale from A – E, where A is best. The rating indicates a performance level which is major superior, minor superior, moderate, minor inferior or inferior.

The assessment of CII takes place annually. If a vessel is rated D for three consecutive years or E for one year, a corrective action plan must be provided to indicate how an index of C or above will be reached.

As at December 31, 2024, all Hafnia Vessels and JV Vessels were in compliance with the CII requirements. However, two vessels are rated D and two vessels are rated E. Where required, we have put in place corrective action plans.

c.	Greenhouse Gasses | Global Fuel Standard

In April 2025, MEPC 83 approved amendments to MARPOL Annex VI (Chapter 5 “Regulations on the IMO net-zero framework”) containing mid-term measures to reduce GHG emissions of shipping. These amendments require formal adoption at the MEPC Exceptional Session 2 (“MEPC ES 2”) in October 2025 and, if adopted, will come into force in March 2027 (16 months later), with detailed implementation guidelines scheduled for approval at MEPC 84.

If adopted by MEPC ES 2, the mid-term measures will introduce a global GHG fuel intensity (“GFI”) ‘standard’ (the “GFS”) that vessels must comply with. The GFS will decrease over time, thereby requiring gradual reduction of a vessel’s annual GFI. The GFS will apply to ships of 5,000 GT and above with certain vessels being excluded from the scope.

The GFS will provide for a base tier GFI target (the “Base Target”) as well as a second tier GFI target (the “Direct Compliance Target”). The assessment of compliance will be undertaken by comparing the Direct Compliance Target with the vessel’s annual attained GFI. Where a vessel has a positive compliance balance (due to its attained annual GFI being less than the Direct Compliance Target), it will be considered compliant. Where a vessel has a negative compliance balance (due to the attained GFI being greater than the Direct Compliance Target), it will need to balance the negative compliance balance. A vessel which over-complies with the GFS will receive ‘surplus units’. These can be transferred to other vessels, banked for later use or cancelled. A vessel with an attained GFI between the Direct Compliance Target and the Base Target must balance a ‘tier 1’ deficit, while a vessel exceeding the Base Target must balance ‘tier 1’ and ‘tier 2’ deficits. ‘Tier 1’ deficits can only be balanced through the purchase of ‘tier 1’ remedial units whereas ‘tier 2’ deficits may be balanced by the use of banked surplus units, receipt of surplus units from other vessels and purchase of ‘tier 2’ remedial units.

United States

The United States has implemented various strategies, measures, laws, regulations and other initiatives relating to air emissions and greenhouse gasses which have an effect on our industry including, but not limited to, the following:

a.	Clean Air Act

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (the “CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our Hafnia Vessels and JV Vessels are subject to vapor control and recovery requirements for certain cargos when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas and emission standards for so-called “Category 3” marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. On April 30, 2010, the EPA promulgated final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL. The emission standards were applied in two stages: near-term standards for newly built engines apply from 2011, and long-term standards requiring an 80% reduction in nitrogen dioxides, or NOx, apply from 2016. A further stage of reductions, known as “Tier 4” standards, has also been developed and implemented. However, in October 2020, the EPA published a final rule to provide additional lead time for implementation for certain high-speed vessels. Pursuant to the final rule, the Tier 4 standards apply from model year 2022 for engines installed in a wide range of high-speed vessels, and from model year 2024 for engines installed in certain other such vessels, subject to certain limitations. Separately, in December 2019, the EPA published a final rule concerning national diesel fuel regulations that will allow fuel suppliers to distribute distillate diesel fuel that complies with the 0.5% international sulphur cap instead of fuel standards that otherwise apply to distillate diesel fuel in the United States. Fuel that does not meet the 0.5% sulphur cap cannot be used in ECA boundaries. Compliance with these standards may cause us to incur costs to install control equipment on our Hafnia Vessels and JV Vessels in the future.

b.	Greenhouse Gasses

In the United States, the EPA issued a finding that GHGs endanger public health and safety and has adopted regulations that regulate the emission of GHGs from certain sources. For example, fossil fuel companies to whom we provide services are subject to regulations by various government agencies, which may include the EPA and bodies within the Department of the Interior. These regulations may include restrictions on certain oil & gas production or stimulation techniques, requirements for the installation and use of certain emissions control technologies, and other regulations that may adversely impact the operations of our customers, which may ultimately reduce demand for our services. Regarding our own operations, the EPA enforces both the CAA and the international standards found in Annex VI of MARPOL concerning marine diesel emissions, and the sulphur content found in marine fuel. Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including climate change initiatives that have been considered in the U.S. Congress. However, though the United States rejoined the Paris Agreement in February 2021, and, in April 2021, announced a new, more rigorous nationally determined emissions reduction level of 50-52% reduction from 2005 levels in economy-wide net GHG emissions by 2030, by an executive order signed on January 20, 2025, the United States has begun the process of withdrawing from the Paris Agreement, and the impact of such withdrawal is yet to be known. Additionally, under the current administration, the extent of the EPA’s enforcement of the CAA and the international standards found in Annex VI of MARPOL is unclear as of the date of this Annual Report.

European Union

The European Union has implemented various strategies, measures, directives, regulations and other initiatives relating to air emissions and greenhouse gasses which have an effect on our industry including, but not limited to, the following:

a.	EU Regulation on monitoring, reporting and verification of carbon dioxide (CO2) emissions

On April 29, 2015, Regulation (EU) 2015/757 of the European Parliament and of the EU Council on the monitoring, reporting and verification of carbon dioxide emissions from maritime transport and amending Directive 2009/16/EC (“EU MRV”) was adopted. EU MRV requires large vessels calling at EU ports to collect and publish data on CO2 emissions and other information and requires owners of vessels over 5,000 gross tons to monitor emissions for each ship on a per-voyage and annual basis from January 1, 2018. Further, from 2019, all ships above 5,000 gross tons, regardless of flag state, calling at EU ports must submit a verified emissions report to the European Commission and the vessel’s flag state by April 30 of each year, and by June 30 of each year vessels must carry a valid document of compliance confirming compliance with Regulation (EU) 2015/757 for the prior reporting period.

b.	EU Emissions Trading System

From January 1, 2024, the EU Emissions Trading System (“EU ETS”) has been extended to cover emissions from ships of 5,000 gross tonnage and above entering EU ports, regardless of flag state. The EU ETS is a “cap” and “trade” system providing for an absolute, gradually decreasing, “cap” on total emissions. Under the EU ETS, shipowners will be required to submit 1 EU allowance (“EUA”) for each ton of CO2 (or CO2-equivalent) they emit. EUAs are financial instruments which can be purchased at auctions (primary market), OTC exchanges (secondary market) or on a direct, bilateral basis.

The EU ETS covers 50% of emission from voyages starting or ending outside the European Union and 100% of emissions that occur between two EU ports and when ships are within EU ports. The EU ETS currently applies to CO2-emissions and will extend to methane (CH4) and nitrous oxide (N2O) from 2026. The EU ETS is gradually phased in and as such, shipping companies will be obligated to surrender EUAs in 2025 for 40% of their emissions reported in 2024, in 2026 for 70% of their emissions reported in 2025 and from 2027 for 100% of their reported emissions in the previous year.

The obligation to surrender EUAs will generally rest with the vessel’s registered owner; however, the obligation can be delegated contractually from a vessel’s registered owner to a bareboat charterer or a technical manager. If a shipping company does not surrender the required EUAs, they will be liable to pay a penalty and may be published as a non-complying shipping company. Additionally, if a shipping company is noncompliant for at least two consecutive years, vessels with an EU flag state may be detained and vessels may be prohibited from entering EU member states other than their flag state (if the flag state is an EU member state). The sanctions are based on the shipping company and not the specific vessels.

c.	FuelEU Maritime Regulation

On January 1, 2025, Regulation (EU) 2023/1805 of the European Parliament and of the Council of September 13, 2023 on the use of renewable and low-carbon fuels in maritime transport, and amending Directive 2009/15/EC (“FuelEU”) came into effect. FuelEU sets out uniform rules (i) imposing a limit on the GHG intensity of energy used on board a ship arriving at, staying within, or departing from ports of an EU member state and (ii) an obligation for passenger ships and container ships to use on-shore power supply (OPS) or zero-emission technology in ports of an EU member state. FuelEU applies to ships of 5,000 gross tonnage and above, regardless of their flag state. FuelEU sets out a progressively decreasing maximum yearly average GHG intensity of the energy used on board a ship during the reporting period. The GHGs within the scope of FuelEU are carbon dioxide (CO2), methane (CH4) and nitrous oxide (N2O). The GHG energy intensity requirements in FuelEU will apply to 100% of energy used for voyages between two European Union ports of call and 100% of energy used while a vessel stays in a European Union port of call and to 50% of energy used for voyages between a European Union port of call and a destination outside the European Union and to 50% of the energy used for voyages to or from the outermost regions of the European Union. For container vessels, FuelEU will additionally apply to voyages to and from certain transshipment ports near the European Union.

Shipping companies must submit a standardised emissions monitoring plan for each of their vessels and must collect information in accordance with this monitoring plan. Shipping companies must thereafter submit the relevant information to a verifier and a compliance database to be established by the European Union. Each year, the verifier will issue to the shipping company a FuelEU document of compliance which must be kept onboard all ships calling at an EU port of call. Subject to certain restrictions, shipping companies can “bank” or borrow compliance surplus between reporting periods or pool compliance between multiple vessels, including pooling compliance with vessels controlled by another company. Alternatively, the shipping company must pay a FuelEU penalty in respect of the ship. Such FuelEU penalty must be paid in order for the ship to receive the FuelEU document of compliance from the verifier. A ship that is noncompliant for two or more consecutive years may be issued an expulsion order.

d.	Directive (EU) 2016/802 of the European Parliament and of the Council of May 11, 2016 relating to a reduction in the sulphur content of certain liquid fuels (codification)

The European Union has adopted regulations requiring vessels to use reduced sulphur content fuel for their main and auxiliary engines. The European Union has imposed a 0.1% maximum sulphur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel (the so called “SOx-Emission Control Area” under Annex VI to MARPOL). Additionally, as of January 2020, EU member states must ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulphur content.

Other rules and regulations regarding air pollution and GHG

The issue of climate change and the effect of GHG emissions, in particular emissions from fossil fuels, has attracted and continues to attract attention from a wide range of groups, including politicians, regulators, financial institutions, and the general public. In 2019, a consortium of shipping financiers launched the Poseidon Principles, a framework to assess and disclose the alignment of ship finance portfolios with the climate-related goals of the IMO. While voluntary, signatories commit to implementing the Poseidon Principles in their internal policies.

At the international level, at the 26th Conference to the Parties of the United Nations Framework Convention on Climate Change (“COP 26”), the United States and European Union jointly announced the launch of the Global Methane Pledge, an initiative committing to a collective goal of reducing global methane emissions by at least 30% from 2020 levels by 2030, including “all feasible reductions” in the energy sector. At the 28th Conference to the Parties of the United Nations Framework Convention on Climate Change (“COP 28”), the United States announced new regulations intended to cut methane pollution from the nation’s oil and gas industry by nearly 80% through 2038. Additionally, the global stocktake at COP 28 called on parties to take actions towards tripling of renewable energy capacity as well to take measures driving the transition away from fossil fuels in energy systems. Furthermore, at COP 28, parties agreed to submit updated climate plans for 2035 by 2025. The updated nationally determined contributions should be economy-wide, cover all greenhouse gasses and be aligned with the 1.5 degree Celsius temperature limit set out in the Paris Agreement.

An increasing number of financial institutions have also established policies or commitments to reduce emissions associated with their portfolios. At COP 26, the Glasgow Financial Alliance for Net Zero (“GFANZ”) announced that commitments from over 450 firms across 45 countries had resulted in over $130 trillion in capital committed to net zero goals. The various sub-alliances of GFANZ generally require participants to set short-term, sector-specific targets to transition their financing, investing, and/or underwriting activities to net zero emissions by 2050.

There is also a risk that financial institutions will be required to adopt policies that have the effect of reducing the funding provided to the fossil fuel sector. In late 2020, the U.S. Federal Reserve announced that it had joined the Network for Greening the Financial System, a consortium of financial regulators focused on addressing climate-related risks in the financial sector. Subsequently, the U.S. Federal Reserve has issued a statement in support of the efforts of the Network for Greening the Financial System to identify key issues and potential solutions for the climate-related challenges most relevant to central banks and supervisory authorities. Limitation of investments in and financings for fossil fuel energy companies could result in the restriction, delay or cancellation of drilling programs or development, production, liquefaction, or related activities, which may ultimately reduce demand for our services. Additionally, the SEC previously adopted rules requiring climate-related disclosures. Following the February 11, 2025 announcement by Acting Chairman Uyeda, in which he called the proposed rules “deeply flawed,” on March 27, 2025, the SEC voted to end its defense of the climate-related disclosure rules. It is unlikely that the proposed rules in any form will become effective. However, if climate-related disclosure rules do become effective in the future, although the ultimate form and substance of these requirements is not yet known, they may result in additional costs to comply with any such disclosure requirements.

Wreck Removal

The Nairobi Convention on the Removal of Wrecks (“Wreck Removal Convention”) entered into force on April 14, 2015 and contains obligations for shipowners to effectively remove wrecks located in a member state’s exclusive economic zone or equivalent 200-nautical-miles zone. The Wreck Removal Convention places strict liability, subject to certain exceptions, on a vessel owner for locating, marking, and removing the wreck of any owned vessel deemed to be a hazard due to factors such as its proximity to shipping routes, traffic density and frequency, type of traffic and vulnerability of port facilities as well as environmental damage. It also makes government certification of insurance, or other form of financial security for such liability, compulsory for ships of 300 gross tonnage and above.

Member states may intervene in certain situations. They can remove, or have removed, wrecks that pose a danger or impediment to navigation or that may be expected to result in major harmful consequences to the marine environment, or damage to the coastline or related interests, of one or more member states. The same applies for a ship that is about, or may reasonably be expected, to sink or to strand as set forth in the Wreck Removal Convention. The cost of such removal and other measures falls on the vessel owner. Should one of our vessels become a wreck subject to the Wreck Removal Convention, substantial costs may be incurred in addition to any losses suffered as a result of the loss of the vessel. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

Waste Management and Ship Recycling

International

The IMO and other international bodies have implemented various strategies, measures, codes, conventions and other initiatives relating to waste management and ship recycling which have an effect on our industry including, but not limited to, the following:

a.	Basel Convention on the Control of Transboundary Movements of Hazardous Wastes and their Disposal

The Basel Convention on the Control of Transboundary Movements of Hazardous Wastes and their Disposal (the “Basel Convention”) was adopted on March 22, 1989, entered into force on May 5, 1992, and has been amended a number of times after its adoption. The Basel Convention has 184 state parties, not including the United States. The aim of the Basel Convention is to protect human health and the environment against adverse effects of hazardous wastes. The Basel Convention, among other things, imposes restrictions and prohibitions on the transboundary movement of hazardous waste to or from non-parties to the convention and non-OECD states; imposes restrictions on the transboundary movement of waste to/from/through party states; and includes notification obligations applicable in the event of transboundary movement of wastes between parties to the convention. Ships are not categorised as special categories of waste and the general rules of the Basel Convention therefore apply to ships. The Basel Convention applies to waste generators, exporters, importers and disposers. There is a risk that a seller of a ship meant for recycling will be deemed a waste generator and become subject to the regulation, and compliance with the Basel Convention can be very costly and time consuming. While MEPC 82 approved guidance on the interplay between the Basel Convention and the Hong Kong Convention with respect of the transboundary movement of ships intended for recycling, there is not yet full legal clarity and certainty about the interplay between the Basel Convention and the Hong Kong Convention.

b.	The Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships

The Hong Kong Convention aims to ensure that when vessels are being recycled at the end of their operational lives, they do not pose any unnecessary risks to the environment, human health and safety. The Hong Kong Convention will enter into force on June 26, 2025. The Hong Kong Convention applies to vessels larger than 500 gross tonnage that fly the flag of a contracting state. Upon the Hong Kong Convention’s entry into force, each vessel sent for recycling will have to carry an inventory of its hazardous materials, ship recycling facilities authorised by the competent authorities must provide a ship recycling plan specific for each vessel to be recycled, and governments will be required to ensure that recycling facilities under their jurisdiction comply with the Hong Kong Convention. The hazardous materials, whose use or installation is prohibited in certain circumstances, are listed in an appendix to the Hong Kong Convention. Vessels will be required to have surveys to verify their inventory of hazardous materials initially, throughout their lives and prior to being recycled.

c.	OECD Decision of the Council on the Control of Transboundary Movements of Wastes Destined for Recovery Operations

On March 30, 1992, the OECD passed a decision relating to the transboundary movement of waste destined for recovery operations between OECD member countries. The decision has been amended subsequently, including to align with the requirements under the Basel Convention. The OECD decision provides a framework for OECD members to control transboundary movements of waste in an environmentally sound manner.

European Union

The European Union has implemented various strategies, measures, directives, regulations, and other initiatives relating to waste management and ship recycling which have an effect on our industry including, but not limited to, the following:

a.	Regulation (EC) No 1013/2026 of the European Parliament and of the Council of June 14, 2006 on shipments of waste

In 2006, the European Union adopted Regulation (EC) No 1013/2026 of the European Parliament and of the Council of June 14, 2006 on shipments of waste (the “EU Waste Regulation”) which entered into force in July 2007. The EU Waste Regulation implements the Basel Convention (as amended) at the level of the European Union. The EU Waste Regulation, among other things, prohibits the transboundary movement of hazardous waste from EU countries to non-OECD countries. Breaches of the EU Waste Regulation may lead to sanctions such as fines and involved management members may be criminally charged, including fines, jail, and prohibitions on working in certain industries, such as shipping, for a period of time. In 2024, the European Union adopted the Regulation (EU) 2024/1157 of the European Parliament and of the Council of April 11, 2024 on shipments of waste (“New EU Waste Regulation”). The New EU Waste Regulation entered into force on May 20, 2024; however, most provisions will apply from May 2026 and most export rules from May 2027. Until then, the EU Waste Regulation will continue to apply.

b.	Regulation (EU) No 1257/2013 of the European Parliament and of the Council of November 20, 2023 on ship recycling and amending Regulation (EC) No 1013/2006 and Directive 2009/16/EC

In 2013, the European Parliament and the Council of the EU adopted the Regulation (EU) No 1257/2013 of the European Parliament and of the Council of November 20, 2023 on ship recycling and amending Regulation (EC) No 1013/2006 and Directive 2009/16/EC (the “EU Ship Recycling Regulation”). The EU Ship Recycling Regulation entered into force on December 31, 2018 and applies to vessels of no less than 500 gross tonnage operating between different states and flying the flag of an EU member state. The EU Ship Recycling Regulation prescribes that such vessels may be recycled only in facilities authorised by the European Commission. Additionally, any EU-flagged vessel and any non-EU flagged vessel calling at port or anchorage of an EU member state is required to set up and maintain an inventory of hazardous materials. Such a system includes information on the hazardous materials with a quantity above the threshold values specified in relevant EU regulations and that are identified in a ship’s structure and equipment. This inventory should be properly maintained and updated, especially after repairs, conversions, or unscheduled maintenance on board the ship and a statement of compliance must be issued by the ship’s flag state. Breach of or efforts to circumvent the EU Ship Recycling Regulation can lead to penalties and, in respect of breaches of the obligation to carry an inventory of hazardous materials and a statement of compliance, may lead to the ship being warned, detained, dismissed, or excluded from ports or offshore terminals in EU member states.

Vessel Safety and Security Regulations

Safe Management of Vessel and Cargo

The IMO and other international bodies have implemented various strategies, measures, codes, conventions and other initiatives relating to the safe management of vessels and cargo which have an effect on our industry including, but not limited to, the following:

a.	International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention

The ISM Code, which is Chapter IX of SOLAS, imposes certain requirements on the “company”, as this term is defined in the ISM Code. The “company” is a vessel’s registered owner unless the responsibility for operation of the vessel has been transferred to another party through a contractual arrangement such as a bareboat charter or a technical management agreement. The ISM Code requires the “company” to develop an extensive safety management system and the adoption of a policy for safety and environmental protection setting forth instructions and procedures for operating its vessels safely and also describing procedures for responding to emergencies.

For our vessels under internal technical management, we rely on the safety management system developed by our internal technical manager BW Fleet Management Pte. Ltd. for compliance with the ISM Code. For our vessels under external technical management, we rely on the safety management system developed by our external technical manager. If we are not in compliance with the ISM Code, we could be subject to increased liability, may not be able to obtain sufficient insurance coverage, may be in default under our financial arrangements and may be denied access to – or detained in – certain ports.

The ISM Code requires that a safety management certificate is obtained for each vessel. The safety management certificate evidences the compliance with the ISM requirements for a safety management system. A prerequisite for obtaining a safety management certificate is that the relevant “company” holds a document of compliance issued by the flag state for the relevant vessel type. Our internal ship management entity, BW Fleet Management Pte. Ltd., holds documents of compliance under the ISM Code for operation of oil tankers issued by each relevant flag state and all of our Hafnia Vessels and JV Vessels have obtained a safety management certificate.

b.	Goal-based ship construction standards for bulk carriers and oil tankers

In 2010, the Maritime Safety Committee of the IMO adopted a SOLAS regulation on goal-based ship construction standards for bulk carriers and oil tankers. This regulation entered into force on January 1, 2012 with effect for new oil tankers and bulk carriers ordered on or after January 1, 2016, and requires that all oil tankers and bulk carriers over 150 meters in length must have adequate strength, integrity and stability to minimise risk of loss or pollution.

c.	International Convention on Standards of Training, Certification and Watchkeeping for Seafarers

The IMO has adopted the International Convention on the Standards of Training and Certification of Watchkeeping Officers (“STCW”). The STCW establishes minimum training, certification, and watchkeeping standards for seafarers. As of February 2017, all seafarers must meet the STCW standards and be in possession of a valid STCW certificate.

d.	International Maritime Dangerous Goods Code

Amendments to SOLAS Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). The IMDG Code was originally adopted in 1965 but has been changed several times since. The carriage of dangerous goods in packaged form shall comply with the IMDG Code. Additionally, the IMDG Code is considered an extension of SOLAS Chapter VII and MARPOL Annex III.

e.	Polar Code

IMO’s International Code for Ships Operating in Polar Waters (the “Polar Code”) is mandatory under SOLAS and MARPOL. The Polar Code entered into force on January 1, 2017, and covers design, construction, equipment, operational, training, search and rescue as well as environmental protection matters relevant to ships operating in the waters surrounding the two poles. It also includes mandatory measures regarding safety and pollution prevention as well as recommendatory provisions. The Code requires ships intending to operate in defined waters of the Antarctic and Artic to acquire a polar ship certificate. As at December 31, 2024, none of our Hafnia and JV Vessels operate in areas requiring them to acquire a polar ship certificate.

f.	Convention on Limitation of Liability for Maritime Claims

In 1976, the IMO adopted the Convention on Limitation of Liability for Maritime Claims (“LLMC”). The LLMC entered into force in 1986 and has been amended by a protocol of 1996 (“1996 Protocol”) which entered into force in 2004. The 1996 Protocol has been amended subsequently. The LLMC provides a system of limitation of liability for shipowners with specific limits specified for two types of claims: claims for loss of life or personal injury, and property claims (includes damage to property, harbour works and damage to other ships). The limitations of the LLMC apply unless it can be proved that a loss resulted from the personal act or omission, committed with the intent to cause such loss, or recklessly and with knowledge that such loss would probably result. Under the 1996 Protocol, the limits for compensation were increased.

g.	Future regulations

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulation may have on our operations. Noncompliance with the ISM Code or other applicable IMO regulations may subject a shipowner or a bareboat charterer to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.

Vessel Security Regulation

In the wake of increased worldwide security concerns, particularly after the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security and to take preventative measures against security incidents affecting vessels or port facilities.

Chapter XI-2 of SOLAS imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facility Security Code (the “ISPS Code”). The ISPS Code is designed to enhance the security of ports and ships against terrorism and is applicable to all vessels over 500 gross tonnage operating on international trades. To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”) from a recognised security organisation approved by the vessel’s flag state. Vessels operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC. The various requirements, some of which are found in SOLAS, include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status; on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore; the development of vessel security plans; ship identification number to be permanently marked on a vessel’s hull; a continuous synopsis record kept on board showing a vessel’s history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.

In the United States, the U.S. Maritime Transportation Security Act (“MTSA”) was adopted in 2002. To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA. The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code.

All of our Hafnia Vessels and JV Vessels have a valid ISSC. Future security measures could have a significant financial impact on us. We intend to continue to comply with the various security measures addressed by MTSA, SOLAS and the ISPS Code.

The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of West Africa and Somalia, including the Gulf of Aden and Arabian Sea area. Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel or additional security measures, and the risk of uninsured losses could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP WAF and BMP5 industry standard.

Cybersecurity

Recent action by the IMO’s Maritime Safety Committee and U.S. agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. By IMO resolution, administrations are encouraged to ensure that cyber-risk management systems are incorporated by shipowners and managers by their first annual Document of Compliance audit after January 1, 2021. In February 2021, the USCG published guidance on addressing cyber risks in a vessel’s safety management system. This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures.

In 2023, the European Union adopted its second Network and Information Security directive (“NIS2”). This directive has an impact on our business and may require us to incur additional expenses and take measures in order to monitor cybersecurity and if we are not in compliance with applicable rules, we may be subject to penalties for noncompliance.

Maritime Labour Convention

The International Labour Organization is a specialised agency of the UN that has adopted the Maritime Labour Convention, 2006 as amended (the “Maritime Labour Convention”). A Maritime Labour Certificate and a Declaration of Maritime Labour Compliance is required to ensure compliance with the Maritime Labour Convention for all ships that are 500 gross tonnage or above and are either engaged in international voyages or flying the flag of a member state of the International Labour Organization and operating from a port, or between ports, in another country. The Maritime Labour Certificate and Declaration of Maritime Labour Compliance are prima facie evidence of a vessel’s compliance with the requirements of the Maritime Labour Convention and are subject to port state control when vessels enter the ports of other countries which have ratified the Maritime Labour Convention. In addition, vessels flying the flag of countries that have not ratified the Maritime Labour Convention are also subject to inspection with respect to working and living conditions for the seafarers when those vessels enter in ports of countries where the Maritime Labour Convention is in force. Amendments to the Maritime Labour Convention were adopted in 2014, 2016, 2018 and 2022.

We believe that all our Hafnia Vessels and JV Vessels are in compliance with and are certified to meet the Maritime Labour Convention; however, there are risks associated with ensuring proper compliance due to uncertainty relating to the interpretation of the Maritime Labour Convention and the local legislation enacting it in various countries as well as the methods to be used by port state control to check and ensure compliance.

Technical Management

Our technical department is responsible for the maintenance, marine, vetting, security, crew management and technical operations to ensure that the highest standards with regard to safety and environment are maintained on board our Hafnia Vessels and JV Vessels. As at December 31, 2024, 58 of our Hafnia Vessels and JV Vessels were externally managed on the basis of separate technical management agreements with the remaining Hafnia Vessels and JV Vessels being managed through our in-house technical department.

The following table provides an overview of these externally managed Hafnia Vessels and JV Vessels as at December 31, 2024.

Technical Manager	Vessel Name(s)
Donnelly Tanker Management Ltd	Hafnia Africa, Hafnia Andromeda, Hafnia Asia, Hafnia Australia, Hafnia Beijing, Hafnia Guangzhou, Hafnia Leo, Hafnia Taurus
International Andromeda	PS Stars, Yellow Stars
MMS Co., Ltd. Singapore Branch	Hafnia Hong Kong, Hafnia Nanjing, Hafnia Shanghai, Hafnia Shenzhen, Hafnia Nordica
OSM Ship Management AS	Hafnia Amazonite, Hafnia Ametrine,
Suntech Ship Management Pte. Ltd.	Hafnia Amessi, Hafnia Amethyst, Hafnia Ammolite, Hafnia Andesine, Hafnia Aquamarine, Hafnia Aventurine, Hafnia Azotic, Hafnia Violette, Hafnia Viridian
Synergy Marine Copenhagen A/S	Hafnia Crux, Hafnia Libra, Hafnia Lupus, Hafnia Phoenix
Thome Croatia D.O.O
Hafnia Achroite, Hafnia Adamite, Hafnia Alabaster, Hafnia Almandine, Hafnia Amber, Hafnia Ane, Hafnia Aragonite, Hafnia Aronaldo, Hafnia Axinite, Hafnia Azurite, Hafnia Bering, Hafnia Daisy, Hafnia Henriette, Hafnia Kirsten, Hafnia Lene, Hafnia Lise, Hafnia Lotte, Hafnia Magellan, Hafnia Malacca, Hafnia Mikala, Hafnia Pioneer, Hafnia Soya, Hafnia Sunda, Hafnia Tanzanite, Hafnia Topaz, Hafnia Torres, Hafnia Tourmaline, Hafnia Turquoise

Total (58 Vessels)

Further, our technical department is managing various technical projects and vessel modifications across our Hafnia Vessels and certain JV Vessels and is responsible for our programs for newbuilds, including site team, site control, construction, and delivery.

As at December 31, 2024, our technical department had 73 employees, of which 53 are based in Singapore, 5 in Copenhagen, 2 in Houston, 11 in Mumbai, 1 in Monaco and 1 in Dubai.

Hafnia Bunkers Alliance

We have established the Hafnia Bunkers Alliance, a dedicated team assisting with the purchasing of bunkers for all Pool Vessels and for vessels operated by third parties. In 2024, the Hafnia Bunker Alliance serviced 1,500 vessels.

The purpose of the Hafnia Bunkers Alliance is to offer a best-in-class bunker management service by utilising our large buying power, economies of scale and full transparency on our procurement processes. We conduct bunker purchasing in three different manners. Firstly, we purchase bunkers for vessels in the Pools. For these vessels, regardless of whether they are vessels in the Hafnia Fleet or Pool Vessels, Hafnia is the purchasing entity and we pay for the bunkers. In the agent-to-owner Pools, we pay for the bunkers in our capacity as agent for the pool participant. We earn a bunker management fee from such bunker purchasing. Secondly, we purchase bunkers for vessels owned by third parties. Here, the third-party owners are the purchasing entity and pay for the bunkers. We earn a bunker management fee from such bunker purchasing. Thirdly, we will in certain instances buy bunkers and re-sell to third parties with a small margin. On such bunker purchasing, we earn the margin. As at December 31, 2024, our bunker department had 16 employees across Singapore, Copenhagen, and Houston.

In February 2025, we announced the launch of the Seascale Energy Joint Venture, which is intended to combine the business of the Hafnia Bunkers Alliance with Cargill’s Pure Marine Fuels business. Business operations will, subject to pending regulatory approval, commence in the second quarter of 2025. Please see “Joint Ventures” above. Upon launch, the Hafnia Bunkers Alliance will cease operations under its current name and transition to Seascale Energy.

Classification Societies

The hull, machinery, equipment and systems of every commercial vessel must be “classed” by a classification society authorised by the vessel’s country of registry. The classification society certifies that the vessel is “in-class”, signifying that the vessel has been built, certified and maintained in accordance with all national and international rules, regulations and applicable standards. Additionally, where surveys are required by international conventions, including SOLAS and MARPOL or by laws or other applicable regulations of the vessel’s flag state, the classification society may undertake such surveys acting on behalf of the relevant authority and will certify that the vessel complies with applicable rules and regulations of its flag state and applicable international conventions.

Many insurance underwriters will require a vessel to be certified “in class” by a classification society which is a member of the International Association of Classification Societies (“IACS”). Our Hafnia Vessels and JV Vessels are currently classed with DNV (“DNV”), Nippon Kaiji Kyokai (“ClassNK”), American Bureau of Shipping (“ABS”), Lloyd’s Register of Shipping (“LR”) or Bureau Veritas (“BV”), all of which are members of IACS.

At the date of this Annual Report, all Hafnia Vessels and JV Vessels are certified as being “in class” by their respective classification society.

In order to maintain the class, regular and extraordinary surveys of a vessel’s hull and machinery, including electrical plant and any other equipment required to be classed are performed. These surveys can be divided into three categories:

•
Annual Survey: Annual surveys are conducted for the vessel’s hull and machinery, including the electrical plant and any special equipment classed. The annual survey must be conducted within three months before or after each anniversary of the date of commencement of the class period indicated in the certificate.

•
Intermediate survey: Extended annual surveys, referred to as intermediate surveys, have to be carried out either at or in between the second and third annual survey after each special survey. After the third special survey, each intermediate survey shall have the same scope as the previous special survey.

•
Special survey: Special surveys are conducted for the vessel’s hull, machinery, including the electrical plant, and for any special equipment classed. Special surveys may be referred to as class renewal surveys. Special surveys should be completed within five years after the completion of the construction of the vessel or within five years after the crediting date of the previous special survey. At the special survey, the vessel is thoroughly examined. In lieu of a special survey, at the owner’s request, the surveys relating to a vessel’s machinery may be split into a continuous survey cycle under which the machinery will be surveyed periodically over a five-year period. The period between two subsequent surveys of each area must not exceed five years.

Special surveys and intermediate surveys for vessels over the age of 15 may have a considerable financial impact.

In addition to the abovementioned surveys, many vessels, including the Hafnia Vessels and JV Vessels, are subject to examinations of the outside of the vessel’s bottom and related items. During each five-year special survey period, a minimum of two examinations of the outside of the vessel’s bottom and related items must be conducted. One of these examinations must be conducted in conjunction with the special survey. The interval between two examinations of the vessel’s bottom and related items may not exceed 36 months. Normally, examinations of the vessel’s bottom and related items are conducted while the vessel is in drydock; however, in certain circumstances an alternate examination may be conducted while the vessel is afloat. For vessels over the age of 15, the bottom survey must be performed while the vessel is in drydock.

Generally, if during any of the abovementioned surveys any defects are found, the classification surveyor will require immediate repairs or issue a “Condition of Class” which much be rectified within a prescribed time limit.

If any vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, the vessel cannot be traded. If a vessel has a Condition of Class or minor recommendations on its class record, dependent on the nature and severity of the noncompliance, the vessel may face restrictions in trading and could be required to be off-hire while the issues are remedied and additionally, any such failure may be a violation of conditions and covenants in, e.g., our financial contracts and insurance agreements. This could materially and adversely affect our business, financial condition, and results of operations.

Risk of Loss and Liability Insurance

General

Inherent in operation of any ocean-going vessel is the potential risk of major losses and liabilities, death or injury of persons, property damage caused by adverse weather conditions, cargo loss or damage, mechanical failures, human error, collision, war, terrorism, piracy and other circumstances or events; pollution risk stemming from the transportation of oil cargo and chemical cargo by sea and use of hydrocarbon fuel to power vessels; and business interruption due to political unrest, hostilities, labour strikes and boycotts and activist disruption. The occurrence of any of these events may result in loss of revenues or increased costs and may have a material adverse impact on our financial condition and results of operation.

OPA, which in certain circumstances imposes virtually unlimited liability on shipowners, operators, and bareboat charterers of any vessel trading in the U.S. exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the U.S. market.

We carry insurance coverage as customary in the shipping industry and while we believe that our current insurance program, as described further below, is adequate to protect us against the majority of accident-related risks involved in the conduct of our business and that an appropriate level of protection and indemnity against pollution liability and environmental damage is maintained, not all risks can be insured against. There can be no assurance that the range of risks we are exposed to are adequately insured against, that any particular claim will be paid, or that we in the future will be able to procure similar adequate insurance coverage on the terms and conditions equal to those we currently have.

More international conventions governing shipping, including bunkers and wreck removal as well as increased limits of liability under existing conventions, have resulted in increased exposures and insurance costs. There may be circumstances where liabilities are difficult to insure or even become uninsurable. Our goal is to maintain an adequate insurance coverage required by its marine operations and to actively monitor any new regulations and threats that may require us to revise our coverage.

Marine and War Risks Insurance

As an integral part of operating our Hafnia Vessels and JV Vessels, we maintain “hull and machinery”, “hull interest”, “war”, “protection and indemnity” insurances and other minor and locally required coverages such as cybersecurity, U.S. COFR, etc. Each insurance is placed with first class marine insurers and collectively affords protection against the majority of accident-related risks that may arise in connection with our marine operations, including damage to and loss of a vessel arising from marine perils such as collisions (including collision liability to third-party vessels where included under the hull policy), grounding, damage caused by crew negligence and adverse weather conditions as well as war perils, including political-type exposures.

In the case of hull and war exposures, our Hafnia Vessels and JV Vessels are insured at no less than an average of 100% of the fair market value, with the product tanker hull deductible applicable to particular damage claims being $100,000 per vessel per casualty. Vessel values are currently reviewed twice a year. There is no deductible for a claim for total loss or for claims brought under the war cover. Within our war policy, we have war loss of hire insurance where a one-day deductible applies.

Protection and Indemnity Insurance

Protection and indemnity (P&I) insurance is placed with P&I Clubs. We place P&I insurance with P&I Clubs who are members of the International Group of P&I Clubs. P&I insurance indemnifies us in respect of limited contractual exposures including under crew contracts and third-party liabilities arising out of a vessel’s operation in accordance with the rules of the P&I Club where such liabilities are not covered under the vessel’s hull and machinery insurance. P&I liabilities include, injury or death of our crew or third parties, cargo loss or damage, claims arising from collisions, damage to third-party property, salvage, towing, wreck removal and pollution.

The current insurance limit for pollution is $1 billion per vessel per incident except where pollution arises from a war peril in which case the limit may be lower.

The 12 P&I Clubs that comprise the International Group insure approximately 90% of the world’s commercial blue water tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The pooling is regulated by a contractual agreement which defines the risks that can be pooled and how the risks are to be shared between the participating P&I Clubs.

 The International Group’s website states that the pool provides a mechanism for sharing all claims in excess of $10 million. The limit of cover provided by International Group Clubs is approximately $8.9 billion and is partly protected through a market reinsurance program from $100 million up to $3.1 billion. The reinsurance premium required by market underwriters is passed on by all P&I Clubs forming part of the mutual P&I rate. The reinsurance premium could materially affect the P&I premium paid by our vessels. Furthermore, if the International Group is unable to renew the reinsurance program, or should there be insufficient reinsurance capacity to maintain the current program, this may impact the limit International Group Clubs can offer.

As a member of a P&I Clubs, which is a member of the International Group, we are subject to pay premium to the association based on our claim records as well as the claim record of all other members of the association and our P&I Clubs to contribute to other P&I Clubs claims Pool excess of $10 million and any exposure placed with the International Group’s captive, Hydra.

Permits and Authorisations

We are required to obtain certain permits, licenses and certificates with respect to vessels in our Hafnia Fleet. The permits, licenses, and certificates we are required to obtain depend on several factors, including the cargo transported, the waters in which the vessel will operate, the nationality of the vessel’s crew and the age of the vessel. We believe we have obtained all permits, licenses and certificates currently required to permit our Hafnia Vessels and JV Vessels to operate. Additional laws and regulations may be adopted which could limit our ability to do business or increase the cost of us doing business.

Legal Proceedings

We have not been involved in any legal proceedings that we believe may have a significant effect on our business, financial position, results of operations or liquidity, and we are not aware of any proceedings that are pending or threatened that may have a material effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally property damage and personal injury claims. We expect that these claims would be covered by insurance, subject to certain deductibles. However, those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Sustainability Reporting

We measure our sustainability targets and goals under CSRD and the EU Taxonomy. Our CSRD Report 2024, furnished to the SEC on Form 6-K, dated April 30, 2025 details our progress meeting such sustainability targets and goals. The content of the CSRD Report 2024 is not incorporated by reference into this Form 20-F.

Industry

The information and data contained in this Annual Report relating to the international tanker industry has been provided by Clarksons Research and is taken from Clarksons Research’s database and other sources. Clarksons Research has advised that: (i) some information in Clarksons Research’s database is derived from estimates or subjective judgments; (ii) the information in the databases of other maritime data collection agencies may differ from the information in Clarksons Research’s database and (iii) while Clarksons Research has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures.

Summary

•	Product tanker markets had another strong year in 2024 overall, though earnings moderated in the second half of 2024 and into early 2025.

•	Medium Range (MR) spot earnings averaged $18,320 per day in the first quarter of 2025, down compared to the elevated levels seen in 2022-2024 but still roughly in line with long-term averages.

•
Growth in product tanker demand is normalising following very strong expansion in recent years as geo-political disruption (including the impacts of the war between Russia and Ukraine and re-routing around the Cape of Good Hope) saw the average distance of global seaborne products trade grow by 7% p.a. (per annum) across 2023-2024.

•
Product tanker demand is expected to increase by a more moderate ~2% in 2025 on the basis that Red Sea disruption continues through 2025, with improved Russian exports and trends in refinery start-ups also likely to lend underlying support to demand.

•	While direct impacts on seaborne oil products trade from additional tariffs have been limited in early 2025, there are some downside risks for the sector from the deterioration of the world economy.

•
Product tanker supply growth is expected to pick up in 2025, following strong ordering in 2023-2024 (especially in the LR2 sector), with product tanker fleet growth of 5.5% expected, up from 1.7% in 2024. The orderbook is currently equivalent to 21.0% of fleet capacity, up from a low of 5.3% in May 2022 but still well below the peak of 63.2% in January 2007.

•	Impact of emissions regulations may increase gradually over time, restricting growth in active supply.

Product Tanker Industry Overview

The maritime shipping industry is fundamental to international trade as the only practicable and cost effective means of transporting large volumes of many essential commodities and finished goods. The product tanker industry plays a vital link in the global energy supply chain. Tanker markets are highly competitive, with ship charter hire rates sensitive to changes in demand for and supply of tanker capacity, and are consequently cyclical and volatile. Tankers make up approximately one third of the world’s merchant fleet by tonnage, including product tankers, which generally carry refined petroleum products.

In broad terms, tanker demand is a product of the amount of oil carried by tankers and the distance over which the cargo is transported. Seaborne oil trade volumes and patterns are principally affected by changes in underlying oil demand linked to world and regional economic conditions, developments in supply of crude oil and refined petroleum products, shifts in the regional prices of raw materials and products and changes in oil inventory levels.

A total of 3.0 billion tonnes of crude oil and oil products were moved by sea in 2024, of which 1.1 billion tonnes was oil products. Over the past ten years, oil products trade has grown at an average rate of 0.8% p.a. in terms of tonnes though growth in terms of tonne-miles has been stronger, increasing by 2.8% p.a. Geo-political disruption has helped to drive longer-haul trade in recent years (boosting tonne-mile trade growth), with the onset of the war between Russia and Ukraine war seeing a material increase in the average haul of products trade as Russian producers have exported volumes outside Europe, while European buyers have pivoted towards buying increased products from the U.S. and the Middle East. It is estimated that the re-distribution of Russian/European oil products trade flows alone boosted products tonne-mile trade by ~14% across 2022 and 2023. Moreover, following the onset of the conflict between Israel and Hamas, attacks on vessels in the Red Sea in late 2023 and through 2024 has seen several vessel owners and charterers decide to avoid transiting through the area. Total product tanker tonnage arrivals in the Gulf of Aden remained ~50% below 2023 levels in March 2025, with vessels re-routing around the Cape of Good Hope instead, lengthening voyage distances. This is currently providing a ~4% uplift to products tonne-mile trade.

Oil products trade eased slightly on a volume basis in 2024, as reduced Russian exports and weak global refining margins saw products trade decline by 1.1% in 2024. However, vessel re-routing away from the Suez Canal saw products tonne-mile trade grow by 7.0% in 2024.

In 2025, oil products trade is projected to increase by 1.2% in tonnes with Russian exports expected to recover somewhat (having been impacted by Ukrainian drone attacks since the beginning of 2024), while additional refinery capacity in the Middle East and Africa is expected to support trade growth in 2025. There are a range of scenarios surrounding the timing/magnitude of vessels returning to the Red Sea; on the basis that Red Sea disruption continues in 2025, products tonne-mile trade is projected to grow by ~2% while if disruption begins to unwind later in 2025, products tonne-mile trade is projected to grow by 0.4%.

While direct impacts on seaborne oil products trade from additional tariffs have been limited in early 2025, there are some downside risks for the sector from the deterioration of the world economy. Recent trends and short-term projections are illustrated in the table below.

World Seaborne Tanker Trade

Year	Crude Oil		Oil Products		Total
	million tonnes	% y-o-y	million tonnes	% y-o-y	million tonnes	% y-o-y
2019	1,992	-3.0%	1,086	-2.8%	3,078	-3.0%
2020	1,841	-7.6%	967	-11.0%	2,808	-8.8%
2021	1,814	-1.5%	1,011	4.5%	2,824	0.6%
2022	1,938	6.8%	1,050	3.9%	2,988	5.8%
2023	1,988	2.6%	1,065	1.4%	3,053	2.2%
2024 (e)	1,953	-1.8%	1,053	-1.1%	3,007	-1.5%
2025 (f)	1,978	1.3%	1,066	1.2%	3,045	1.3%
2026 (f)	2,006	1.4%	1,086	1.8%	3,092	1.5%
CAGR* (2019-2024)	-0.4%		-0.6%		-0.5%
CAGR (2014-2024)	0.5%		0.8%		0.6%
Source: Clarksons Research, April 2025
(f) forecasts, (e) estimates.
* compounded annual growth rate
The forecast for 2025 world seaborne tanker trade is for full year 2025 and is subject to change. There is only limited trade and economic data for 2025 and 2026 and these forecasts and estimates are subjective and dependent on general economic conditions. There is no guarantee that trends are sustainable.

World Seaborne Tanker Tonne-Mile Trade

	Crude Oil		Oil Products		Total
Year	billion tonne-miles	% y-o-y	billion tonne- miles	% y-o-y	billion tonne- miles	% y-o-y
2018	10,578	2.9%	3,127	0.3%	13,705	2.3%
2019	10,366	-2.0%	3,145	0.6%	13,511	-1.4%
2020	9,665	-6.8%	2,856	-9.2%	12,521	-7.3%
2021	9,225	-4.6%	3,086	8.1%	12,312	-1.7%
2022	9,904	7.4%	3,249	5.3%	13,153	6.8%
2023	10,563	6.7%	3,467	6.7%	14,030	6.7%
2024 (e)	10,687	1.2%	3,709	7.0%	14,396	2.6%
2025 (f)	10,787	0.9%	3,724	0.4%	14,511	0.8%
2026 (f)	10,900	1.1%	3,680	-1.2%	14,580	0.5%
CAGR (2019-2024)	0.6%		3.4%		1.3%
CAGR (2014-2024)	1.6%		2.8%		1.9%
Source: Clarksons Research, April 2025
(f) forecasts, (e) estimates.
The forecast for 2025 world seaborne tanker tonne-mile trade is for full year 2025 and is subject to change. There is only limited trade and economic data for 2025 and 2026 and these forecasts and estimates are subjective and dependent on general economic conditions. There is no guarantee that trends are sustainable. Tonne-mile trade growth projections are based on the assumption of Red Sea disruptions unwinding later in 2025 though stronger outcomes are possible if disruption continues.

Tanker supply is determined by the size of the existing fleet as measured by cargo carrying capacity. It is influenced by a variety of factors, primarily the size of the existing fleet, the rate of deliveries of newbuilds, scrapping (the terms “scrapping”, “demolition” and “recycling” are used interchangeably), and other operating efficiency factors (for example, storage, time in port or repair yards, congestion and vessel speed) which can influence the level of ‘active supply’ or ships available for charter. As of April 1, 2025, there are a total of 5,765 crude and product tankers sized above 10,000 dwt, with an aggregate capacity of 653.8 million dwt. Product tankers constitute 29% of this fleet in tonnage terms, but 60% of the combined crude and product tanker fleet in terms of vessel numbers.

Tanker fleet growth has been moderate in recent years, with product tanker fleet growth averaging 2.0% p.a. across 2019-2024. In 2024, fleet growth eased to +1.7% year-over-year, the lowest level of expansion in over 20 years. Fleet growth in the crude tanker has been even more limited, with deliveries into the crude tanker fleet falling to a 30-year low in 2024.

However, fleet growth in the product tanker sector is expected to pick up in 2025, following firmer newbuild ordering trends in 2023-2024, with the orderbook equivalent to 21.0% of fleet capacity in April 2025, up from a low of 5.3% in May 2022 but still well below the peak of 63.2% in January 2007. Overall, the product tanker fleet is projected to increase by 5.5% in 2025, though ‘effective’ supply growth may be more moderate if some LR2 newbuilds, which account for ~50% of total product tanker orderbook capacity, initially trade dirty cargoes. Handysize (10,000-54,999 dwt) product tanker supply growth is projected to pick-up to 4% in 2025.

World Seaborne Tanker Fleet Development and Orderbook (million DWT)

	Crude Tanker		Product Tanker		Total
End Year	million DWT	% y-o-y	million DWT	% y-o-y	million DWT	% y-o-y
2014	341.0		136.9		477.9
2015	347.3	1.8%	144.7	5.7%	492.0	3.0%
2016	367.6	5.8%	153.8	6.2%	521.3	6.0%
2017	385.9	5.0%	160.1	4.1%	546.1	4.7%
2018	388.2	0.6%	163.1	1.8%	551.3	1.0%
2019	413.5	6.5%	170.8	4.7%	584.3	6.0%
2020	427.3	3.4%	174.5	2.2%	601.8	3.0%
2021	434.9	1.8%	178.2	2.1%	613.1	1.9%
2022	453.1	4.2%	181.7	1.9%	634.8	3.5%
2023	461.3	1.9%	185.5	2.1%	646.8	1.9%
2024	462.5	0.2%	188.7	1.7%	651.2	0.7%
2025 (f)	466.4	0.8%	199.1	5.5%	665.5	2.2%
2026 (f)	479.0	2.7%	210.7	5.8%	689.7	3.6%
CAGR (2019-2024)	2.3%		2.0%		2.2%
CAGR (2014-2024)	3.1%		3.3%		3.1%

Fleet (April 2025)	462.9		190.9		653.8
Orderbook (April 2025)	50.7		40.1		90.8
% Fleet	10.9%		21.0%		13.9%

Source: Clarksons Research, April 2025.
Note (1): (f) = forecast.
Note (2): The product tanker fleet is classified as coated non-IMO graded tankers, IMO III graded tankers, IMO II graded tankers of 25,000 dwt and above which meet criteria: average tank size >3,000 cubic meters (“cbm”), or, where average tank size is unknown, number of tanks <16 (for vessels of 25,000 dwt – 39,999 dwt), <18 tankers (for vessels of 40,000 dwt – 54,999 dwt), < 30 tanks (for vessels of 55,000 dwt – 84,999 dwt), tankers of unknown IMO grade of 25,000 dwt and above, uncoated non-IMO graded tankers below 55,000 dwt. Tankers designated as specialised tankers and all tankers with stainless steel tanks are excluded.
Note (3): The data relating to product tankers is for the fleet sized 10,000 dwt and above.
Note (4): There is potential for the orderbook to be influenced by delays or cancellations.

The charter market is highly competitive. Charter rates are determined by a range of factors, including the underlying supply and demand balance for sea transportation capacity, as well as specific vessel and voyage factors such as the individual route, location and specification of the vessel, and the reputation of the vessel and its manager.

While product tanker markets had another positive year in 2024, stronger conditions were weighted to the first half of 2024 when the impacts of Red Sea re-routing amplified pre-existing market tightness. In the second half of 2024, product tanker earnings normalised as reduced Russian exports, weak global refining margins and an increased number of crude tankers carrying clean cargoes saw earnings ease back. MR earnings eased back to $18,112 per day in the fourth quarter of 2024, the lowest quarterly average since 2021. In early 2025, product tanker market conditions have picked up somewhat on the back of stronger Asian refining demand and improved arbitrage opportunities.

Looking ahead, product tanker markets may see some softening in 2025. Fleet growth is expected to pick-up while demand growth is expected to slow following robust gains across 2022-2024. However, while markets seem on course to ease back over the course of 2025, the magnitude of the softening depends on a range of factors, including if/when Red Sea disruption unwinds, the proportion of newly-delivered LR2s that initially trade dirty cargoes after delivery and the impact of trade tensions on oil demand and oil trade patterns. Moreover, the geo-political environment remains very complex and also has the potential to impact markets significantly. In particular, a potential reversion of Russia/European products trade flows to prior shorter-haul patterns would weaken product tanker demand significantly, though this remains an unlikely scenario currently.

Current Environmental and Regulatory Issues

The regulatory and policy framework surrounding shipping’s environmental impacts has continued to ramp up over recent years. In 2023, the IMO set targets for shipping to reach net-zero emissions ‘by or around’ 2050, and to reduce GHG emissions by at least 20% (striving for 30%) by 2030 vs the 2008 level, and by at least 70% (striving for 80%) by 2040. The first of the IMO’s regulations which aims to move the industry towards these targets, the ‘short-term measures’, came into force in start 2023 and includes the Energy Efficiency Existing Ship Index (“EEXI”) which is a technical operational measure requiring improvements in efficiency compared to a baseline level, and the Carbon Intensity Indicator (“CII”), an operational ‘rating’ derived from vessel CO2 emissions. A review of the short-term measures is ongoing, due to be completed by start 2026, and some key issues in focus are estimating CII reduction factors for the years 2027-2030 and a shift towards a continuous improvement plan for all ships, rather than just those that are D-E rated.

A range of ‘mid-term measures’, the next phase of IMO emissions reduction regulation, is currently under discussion at the IMO; it has been agreed that the basket of measures will include a technical element; a ‘goal-based marine fuel standard’, which sets a limit on the GHG intensity of marine fuels and tightens over time, and an economic element which involves a maritime GHG emissions pricing mechanism. Revenues from the economic measure may then fund e-fuel rebates, ‘green’ technology R&D and to support shipping’s fuelling transition in developing countries. However, there remains significant debate around the economic element; a levy on GHG emissions (with proposals ranging from $18.75-$150 per tonne of CO2 equivalent) has popularity with several IMO Member States, though key economies such as China and the U.S. support a credits trading system integrated with the fuel standard. Emissions regulation in the EU has also been in focus; FuelEU Maritime, which entered into force in January 2025, establishes limits on the well-to-wake GHG intensity of marine fuels used on voyages to/from EEA ports, which tighten over time. In 2025, the average GHG intensity must be 2% below the baseline (91.16g CO2 equivalent/MJ) which tightens to 6% by 2030 and eventually to 80% by 2050. Furthermore, the share of applicable shipping emissions covered by the EU Emissions Trading System (ETS) increased at start 2025; shipping companies now need to surrender allowances for 70% of their applicable emissions in 2025, from 40% in 2024.

These regulatory developments, combined with other developing governmental and policy requirements and charterer criteria are expected to have a range of impacts on the shipping fleet and markets. In particular, adverse impacts on older and less efficient vessels are expected given the potential CAPEX and fuel costs involved in meeting new regulations, potentially leading to reduced operating speeds, increased retrofitting of Energy Saving Technologies (“ESTs”) or increasing the rationale for demolition of these older vessels. Progress in renewal of the fleet may be uneven, and there is potential for emissions policies to impact supply/demand balances (and increased ‘tiering’ of markets) via changes in chartering policy, demolition levels and speed trends, potentially supporting market upside volatility.

The Product Tanker Industry

While crude tankers transport crude oil from points of production to oil refineries or storage locations, product tankers can carry both refined and unrefined petroleum products, including crude oil, “dirty products” (including fuel oil, vacuum gas oil and carbon black feedstock), and “clean products” (e.g., gas oil, gasoline, kerosene and naphtha). Transportation of clean products typically requires a vessel with coated tanks. Most product tankers have coated tanks, allowing vessels to transport various grades of refined petroleum products, vegetable oils and easy chemicals without degrading the vessel’s steel or contaminating the cargo. Dirty products, however, are transported by a mixture of coated and uncoated tankers, as trading patterns and market requirements dictate. “Dirty products” require heating to lower the viscosity of the cargo during transport, but require minimal tank or line preparation as contamination of the cargo is not a crucial consideration. Product tankers make up 60% of the combined crude and product tanker fleet (above 10,000 dwt) in terms of vessel numbers and 29% in terms of dwt, and are a key part of the global tanker trade. Although the product tanker market exhibits some independent behaviour from the crude tanker market, there is also correlation between the two sectors and changes in one market may influence the other.

PRODUCTS TANKER MARKET

Chemicals
Clean Products
Dirty Products
Crude Oil
Naphthas
Clean Condensates
Jet Fuels
Kerosene
Gasolines
Gasoils
Diesels
Cycle Oils
Fuel Oils
Non-oil substances now under Revised IBC Code (Chemical tankers)
More sophisticated ship types work at this end of the market.
Most products tankers can switch between clean and dirty products when the tanks are carefully cleaned. Gasoil is a good clean up cargo when switching from dirty to clean.
Reg 13H prevents single-hulled tankers from carrying fuel oil.

2024 Seaborne Oil Products Trade by Product Type (bpd)

17%
17%
24%
9%
33%
Naphtha
Motor Gasoline
Jet Fuel/Kerosene
Gas Oil
Fuel Oil

Source: Clarksons Research, April 2025

Product Tanker Demand

Introduction

Demand for oil tankers is dictated by world oil demand and trade, and the location and accessibility of oil products supplies relative to the principal locations for discharging such cargoes. The metric of tonne-miles is often used as a proxy for oil tanker demand and is a product of (a) the amount of cargo transported in tankers, multiplied by (b) the distance which cargo is transported. Macroeconomic forces, both globally and regionally, have a significant impact upon world oil products consumption and, consequently, upon the volume of oil products to be transported by sea. The average distance of sea transportation of oil products is affected by trading patterns, which are determined by a combination of economic and geographic factors, refinery developments, regional products imbalances, seasonal variations, oil price trends and differentials in oil products prices between regions, environmental influences, exceptional climatic conditions and geopolitical events.

Oil demand cycles move broadly in line with developments in the global economy and are often a key factor influencing tanker demand. In 2024, oil accounted for around a third of world energy consumption. Oil demand has increased from 91.9 million barrels per day (“m bpd”) in 2013 to 103.1m bpd in 2024, driven by increasing world population, global economic expansion and rising oil consumption in the transportation industries in developing countries. The developing world has been the key driver of continued growth in global oil consumption, with oil demand in these nations growing by a CAGR of ~2% p.a. over the 2014-2024, whilst oil demand in OECD countries has remained relatively steady.

In 2024, global oil consumption growth slowed to +0.8% year-over-year as momentum in the ‘post-COVID’ demand recovery faded. European/US oil consumption held steady while Chinese demand growth cooled in 2024. In 2025-2026, oil demand is expected to continue growing at a moderate pace, driven by steady demand growth in Asia, though Chinese demand trends remain highly in focus (where increased adoption of EVs and LNG-fuelled trucks is displacing gasoil/gasoline demand). Global oil consumption is projected to increase by ~1% p.a. across 2025-2026, reaching ~105m bpd in 2026.

Key Oil Products Trade Trends

Seaborne oil products trade volumes increased by a CAGR of 0.8% across 2014-2024, though trends have varied during this period. After growing by a steady c.1% p.a. in 2017-2018 and falling by ~3% in 2019, oil products trade decreased by 11% in 2020 on the back of sharp impacts on global oil demand and refinery runs from the COVID-19 pandemic. Trade volumes then picked up across 2021-2023 on the back of stronger oil demand ‘post-COVID’.

In 2024, global seaborne oil products trade fell by 1.1% in tonnes (standing at 22.7m bpd), equivalent to 8% of total global seaborne trade. Softer oil products trade came against the backdrop of weaker refinery margins as well as Russian exports declining by ~12% year-over-year amid significant refinery outages.

However, while trends in products trade have been mixed on a volume basis in recent years, growth on a tonne-mile basis has been stronger. In particular, the re-distribution of Russian/European flows since the onset of the war between Russia and Ukraine towards longer-haul flows boosted products tonne-mile trade by ~14% across 2022-2023. Moreover, shifts in trading patterns due to the impact of Red Sea disruption following the onset of the conflict between Israel and Hamas saw products tonne-mile trade grow by 7% in 2024, while shifts in regional refining capacity also lent support.

In 2025, seaborne oil products trade is projected to grow by 1.2% in tonnes, with growth on the exporter side driven largely by the Middle East and Asia on the back of further refinery capacity expansion, while moderate growth in global oil consumption may also support. In tonne-mile terms, trade is projected to grow by ~2% on the basis that Red Sea disruption continues in 2025, while if Red Sea disruption begins to ease later in 2025 tonne mile trade is projected to grow by 0.4%. While direct impacts on seaborne oil products trade from additional tariffs have been limited in early 2025, there are some downside risks for the sector from the deterioration of the world economy.

Looking to 2026, products trade is projected to grow by ~2% to 23.5m bpd, amid steady gains in global oil demand and refinery capacity (e.g., in India/Middle East Gulf). Tonne-mile trade is projected to remain fairly steady in 2026 (assuming Red Sea disruption begins or, if it began in 2025, continues to unwind later in 2026).

Key Import Trends

In recent years, products imports into different regions have been shaped by a range of factors, including oil demand, the war between Russia and Ukraine, the conflict between Israel and Hamas, Red Sea disruption, refinery margins, as well as developments in refinery capacity.

Imports into Asia grew by a CAGR of 1.0% across 2014‑2024, with increasing Chinese refinery capacity limiting China’s import volumes to some extent, though in 2024 Chinese imports were supported by increased fuel oil imports by independent refiners amid tight availability of crude import quotas. Meanwhile, refinery closures in Oceania have supported firm import growth into the region, with volumes increasing by a CAGR of 8.7% across 2014-2024 to 1.2m bpd, with imports often sourced from East Asia. Imports into Europe had been supported across 2010-2016 by refinery closures in the region, but impacts from economic headwinds, the COVID-19 pandemic and efficiency gains on oil demand has limited import volumes in recent years (imports totalled 6.0m bpd in 2024, down from 6.8m bpd in 2016, though this represents some improvement from the COVID-19-impacted low of 5.6m bpd in 2020). Imports into Africa have been supported by gains in regional oil demand and a lack of sufficient domestic refinery capacity, as well as refinery closures in South Africa in recent years, with total African imports growing by a CAGR of 2.1% across 2014-2024 to reach 2.0m bpd. However, imports into Africa did soften year-over-year in 2024 on the back of significant refinery capacity gains, supported most notably by the beginning of operations of the Dangote refinery (total capacity: 0.65m bpd).

In 2025, global import growth of 1.2% to 1.1 billion tonnes is expected to be led principally by Asia amid continued steady oil demand and refinery capacity growth, with some import growth also expected in Europe amid expected refinery closures.

Key Export Trends

The Middle East has been a key and growing products exporter in recent years. Shipments from the region grew by a CAGR of 5.9% across 2014-2024 to reach 4.6m bpd, supported largely by expansion in regional refinery capacity (notably in Saudi Arabia and the United Arab Emirates). Meanwhile, exports from North America and Europe have been steadier (CAGR of 0.7% and -1.2% respectively across 2014-2024) amid reductions in refinery capacity. Elsewhere, Russian exports were softer in 2024 (falling by 12% year-over-year), with Ukrainian drone strikes on Russian refineries significantly reducing refinery capacity and throughput.

In 2025, export growth is projected from a range of regions, including the Middle East, Asia and Africa amid continued refinery capacity expansion. Furthermore, Russian volumes are likely to rebound in 2025 as some refineries come back online, with Russian products exports in the first quarter of 2025 reportedly up compared to the softer levels seen across the fourth quarter of 2024, though still down year-over-year amid fresh sanctions and further Ukrainian drone attacks on Russian refineries.

Trading Patterns

The average distance (or ‘haul’) of seaborne oil products trade remained relatively steady across 2012-2019, with growth in products volumes fairly evenly spread in this period between inter-regional routes (e.g. Middle Eastern exports to Asia, Europe and North America, European exports to West Africa, and North American exports to South America) and intra-regional trades (notably within Asia and Europe). However, the average distance of seaborne products trade trended upwards across 2020-2024, increasing by 19% to c.3,500 miles. This largely reflected the impact of Russia-related trade pattern shifts as well as refinery capacity changes, with start-ups and expansions in the Middle East, West Africa, China, and India, and closures in North America, South Africa and Australia supporting increased trade on longer-haul inter-regional routes. Amid a range of sanctions and policies, European countries cut imports from Russia (volumes fell to c.0.4m bpd in 2024, down 46% versus 2021), instead increasing imports from further-afield suppliers (volumes shipped from the Middle East, North America and Asia stood at 2.0m bpd in 2024, up 75% versus 2021). Meanwhile, despite a reduction in Russian exports overall in 2024, long-haul volumes remain elevated, with 0.7m bpd exported to Asia, Africa, the Middle East and Latin America in 2024, up 31% versus 2021. Moreover, Red Sea disruption (beginning in December 2023) has added notable support to products trade average haul due to significant levels of vessel re-routing via the Cape of Good Hope in order to avoid vessel attacks in the Red Sea, with Cape of Good Hope arrivals up 101% versus 2023 average in tonnage terms in March 2025.

There remain a range of scenarios surrounding vessels returning to the Red Sea and this is providing uncertainty for tonne-mile projections. On the basis that Red Sea disruption continues across 2025, products tonne-mile trade is projected to grow by ~2%, while if the Red Sea disruption begins to ease later in 2025, tonne-mile trade growth is projected to be limited to +0.4%. Continued shifts in refinery capacity are providing some support (e.g., ongoing expansion in Middle Eastern and Indian exports, and growing imports into Japan and Europe following refinery closures), as well as continued longer-haul trade patterns for Russian exports and European imports. Looking ahead, seaborne products trade average haul may ease slightly in 2026 on the basis that Red Sea disruption begins or, if it began in 2025, continues to unwind later in 2026,while tonne-mile trade growth is expected to hold steady.

Trends In Refining Capacity

Trends in refinery capacity and throughput levels are a key driver of seaborne products trade patterns. At the start of March 2025, global refinery capacity totalled an estimated 101.7m bpd. Over a third of this capacity was located in Asia, with significant capacity also located in North America, Europe and the Middle East. Global refinery capacity has generally expanded steadily over time to meet underlying growth in consumption of oil products, and has grown by around 7m bpd since 2014, although capacity did contract in 2020 and 2021 due to several closures (notably in Europe) following impacts from the COVID-19 pandemic.

However, over the last decade, refinery capacity additions in the Middle East and Asia (particularly China) have been key drivers of overall global capacity expansion, with China adding 2.1m bpd of capacity in this period and the Middle East adding 2.2m bpd (including the start-up of the 0.6m bpd Al-Zour refinery in Kuwait in late 2022 and the Duqum refinery in Oman of 0.23m bpd in late 2023). The Indian refining sector also registered expansion, adding 1.0m bpd of capacity since 2015. Additionally, African refinery capacity increased by ~80% year-over-year in 2024, with notable support coming on the back of the opening of the Dangote refinery in Nigeria (0.65m bpd). Meanwhile, the refining industries in OECD nations in Europe and Japan have contracted as moderating oil demand trends in these regions has seen some legacy capacity closed. Following a stronger period in 2022-2023, global refining margins weakened in 2024 against the backdrop of increased refining capacity and slowing oil demand growth.

Steady expansion in global refinery capacity is expected in coming years, driven largely by refinery expansion/development projects in India, China, and Africa, though offset somewhat by losses in Europe, with global capacity projected to expand by ~1% across 2025. Expected start-ups scheduled to come online later in 2025 include projects in, for example, China (Yantai, 0.4m bpd), Nigeria (Akwa Ibom, 0.2m bpd), and India (Rajasthan, 0.2m bpd).

Oil Price Trends
Developments in the oil price environment can also impact seaborne oil products trade. Oil prices softened across 2024, despite significant cuts to production from OPEC+ as slowing global demand growth (particularly in China) impacted, while growing supplies (mainly from non-OPEC producers, such as the U.S. and Brazil) also pressured prices. The price of Brent crude averaged $80 per barrel, down marginally year-over-year. In early 2025, prices have continued to soften with the announcement that OPEC+ will begin unwinding output curbs faster than expected and increased trade tensions seeing prices fall to $65 per barrel in early April.

Trends in inventory levels also shape products trade trends. After products inventory levels built significantly during the first half of 2020 due to impacts from the COVID-19 pandemic on oil demand, in some regions the subsequent rebound in oil demand took time to filter through to improved products import volumes, while domestic stock levels decreased. Throughout 2024, U.S. refined oil product inventories experienced fluctuations amid increased refinery runs, as U.S. refiners operated at over 90% capacity to address persistently low fuel inventories and rising demand for gasoline and diesel. Conversely, European refined product inventories remained tight, with low stock levels prompting increased imports to replenish supplies and meet regional demand.

Product Tanker Supply

Tanker supply is determined by the size of the existing fleet as measured by cargo carrying capacity. It is influenced by a variety of factors, primarily the size of the existing fleet, the rate of deliveries of newbuilds, scrapping, and other operating efficiency factors (for example, storage, time in port or repair yards, congestion and vessel speed) which can influence the level of ‘active supply’ or ships available for charter.

The global oil tanker fleet is generally divided into several key vessel types, distinguished principally by carrying capacity. The major types of crude and product tankers are shown in the following table.

Crude and Product Tanker Vessel Types
Class of Tanker	Cargo Capacity (DWT)	Typical Use
Ultra Large Crude Carriers ("ULCCs")	> 320,000	Long-haul crude oil transportations from the Middle East Gulf, West Africa and the Americas, with main destination being the Far East and Northern Europe.
Very Large Crude Carriers ("VLCCs")	200,000 - 319,999
Suezmax	125,000 - 199,999
Medium-haul crude oil transportations from the Middle East Gulf, West Africa, Black Sea, Mediterranean and the US. Longer-haul shipments from Russia to Asia have increased since the onset of the war between Russia and Ukraine.

Aframax/LR2	85,000 - 124,999
Short-to-medium haul crude oil trades, with major trade routes including intra-regional routes in Europe, the US/Caribbean, and Asia and growing volumes from the US to Europe and elsewhere. Long-haul shipments from Russia to Asia are also often carried on Aframaxes. LR2 tankers typically trade clean products on medium-to-long haul routes, e.g. from the Middle East Gulf to the Far East or Europe.

Panamax/LR1	55,000 - 84,999
Carriage of crude oil and clean and dirty petroleum products cargoes. Transportations often carried out on the Caribbean to US trade lane, along with North Sea, Far East & Mediterranean routes. Large volumes of clean products also carried from the Middle East to Asia or Europe.

MR	40,000-54,999	Flexible vessels involved in medium-haul petroleum products trades both in the Atlantic Basin and intra-Asian/Middle East/Indian Sub-Continent trades.
Short Range (SR)/Handy	25,000 - 39,999	Short-haul of mostly refined petroleum products worldwide, usually on local or regional trade routes (notably intra-Europe).
Source: Clarksons Research, April 2025

The world fleet of crude and product tankers (of 10,000 dwt and above) totalled 5,765 ships of 653.8m dwt at the start of April 2025, including 2,330 crude oil tankers of 462.9m dwt, and 3,435 products tankers of 190.9 dwt. The breakdown of the crude and products components of the fleet is illustrated in the table below. The footnotes to this table detail the assumptions used.

World Crude Oil and Product Tanker Fleet
Class of Tanker	Size (DWT)		Fleet		% share of DWT	Average Age (Years)	% Fleet Over 15 Years
			Number	million DWT
Crude Tankers
UL/VLCC (Uncoated)	200,000	+	903	278.2	42.5%	12.7	37.3%
Suezmax (Uncoated)	125,000 - 199,999		652	102.4	15.7%	12.6	37.7%
Aframax (Uncoated)	85,000 - 124,999		700	77.1	11.8%	14.7	54.9%
Panamax (Uncoated)	55,000 - 84,999		75	5.2	0.8%	17.4	77.3%
Crude Tanker Total			2,330	462.9	70.8%	13.4	44.0%
Product Tankers
UL/VLCC (Coated)	200,000	+	0	0.0	0.0%	11.2	0.0%
Suezmax (Coated)	125,000 - 199,999		20	3.2	0.5%	15.4	60.0%
LR2 (Coated Aframax)	85,000 - 124,999		470	52.0	7.9%	10.9	33.0%
LR1 (Coated Panamax)	55,000 - 84,999		378	27.8	4.3%	15.5	61.9%
Medium Range (MR)	40,000 - 54,999		1,785	86.4	13.2%	13.3	46.4%
SR/Handy	25,000 - 39,999		437	15.9	2.4%	17.5	71.2%
SR	10,000 - 24,999		343	5.0	0.8%	16.0	44.3%
Product Tanker Total			3,435	190.9	29.2%	14.0	49.3%
Total Oil Tanker	10,000	+	5,765	653.8	100.0%	13.9	47%
Source: Clarksons Research, April 2025. Product Tanker Total refers to all vessels of 10,000+ dwt.
Note (1): The product tanker fleet is classified as coated non-IMO graded tankers, IMO III graded tankers, IMO II graded tankers of 25,000 dwt and above which meet criteria: average tank size >3,000cbm, or, where average tank size is unknown, number of tanks <16 (for vessels of 25,000 dwt – 39,999 dwt), <18 tankers (for vessels of 40,000 dwt – 54,999 dwt), < 30 tanks (for vessels of 55,000 dwt – 84,999 dwt), tankers of unknown IMO grade of 25,000 dwt and above, uncoated non-IMO graded tankers below 55,000 dwt. Tankers designated as specialised tankers and all tankers with stainless steel tanks are excluded.
Note (2): The data relating to product tankers is for the fleet sized 10,000 dwt and above.

The fleet of product tankers increases as a result of the construction and delivery of newbuilds to the fleet and decreases as a result of the removal of older vessels by demolition or otherwise, or through vessel loss. Over a short-term period, ‘active’ vessel supply is also affected by other factors, such as lay-up, use of vessels for oil storage, or if vessels are awaiting repairs or dry docked. Trends in vessel productivity can also influence effective supply. Although oil product tankers are capable of transporting crude oil, dirty oil products and clean oil products, the transportation of dirty products or crude oil requires significant cleaning operations, which can affect the number of ships immediately available to carry clean refined products. Crude oil tankers can also carry refined oil products once having been cleaned in accordance with applicable law. Permanent removal of a vessel can take place within a relatively short time frame, typically within three months. The construction of a newbuild products tanker, however, typically requires between 18 months and three years from contract signing to delivery of the vessel by the shipyard, depending on the schedule of the relevant shipyard’s orderbook.

Product tanker fleet capacity (vessels 10,000+ dwt) grew by a CAGR of 3.3% between the start of 2015 and the start of 2025, a more moderate rate of increase than the 2000-2010 CAGR of 8.4%, when fleet growth was boosted by strong newbuild investment amid robust product tanker markets conditions during 2004-2008. In recent years, product tanker fleet growth has been relatively muted, averaging 2.0% p.a. across 2019-2024, largely reflecting the more limited contracting appetite in this period. However, there was a notable uptick in contracting activity across 2023-2024, driving a pickup in projected fleet expansion in the short-term. Considering potential trends in deliveries and scrapping, robust growth of 5.5% is projected in 2025, followed by 5.8% in 2026, the fastest growth level in a decade. Fleet growth is likely to be strongest in the LR2 sector (11.8% fleet capacity expansion expected in 2025), while fleet growth in the MR/Handy sector may be slightly more moderate (picking up to an expected 3.9% in 2025).

Product tanker deliveries (vessels 10,000+ dwt) totalled 51 units of 3.4m dwt in 2024, the lowest number of ships delivered in any year in over 20 years and ~60% below the 2010s average of 134 units of 7.9m dwt. More limited delivery volumes came on the back of a historically moderate orderbook in recent years, though the pace of deliveries has picked up in early 2025 and is expected to remain elevated across this year (147 vessels of 9.7m dwt currently scheduled to deliver in 2025) and 2026.

The level of scrapping is generally impacted by current and prospective charter market conditions in relation to scrapping prices, while other factors also impact, including operating, repair and survey costs. Product tanker demolition (vessels 10,000+ dwt) has averaged 35 vessels of 1.4m dwt p.a. over the last ten years, with a recent peak of 81 units of 3.6m dwt seen in 2021 during a period of weak earnings. Scrapping in 2024 was extremely limited, with just 3 units of 0.1m dwt reported sold for demolition, the lowest recorded level for over 25 years. This primarily reflected the impact of continued strong market conditions, as well as appetite for some older tonnage on the secondhand market amidst growth in the ‘shadow’ or ‘dark’ tanker fleet. More moderate market conditions may see vessel scrapping begin to pick up in 2025-2026. Going forward, in addition to market developments, the accelerating regulatory environment is eventually expected to become an increasingly important factor in scrapping decision making, with potential for owners of older units to increasingly scrap ships as environmental and emissions regulations tighten further. Significant ‘fleet renewal’ is expected amidst an ageing product tanker fleet; at the start of April 2025 the fleet had an average age of 13.9 years (up from 9.5 years at the start of 2015), whilst 16% of product tanker fleet capacity was aged 20+ years and 47% was aged 15+ years.

Average product tanker vessel speeds have generally trended downwards over the last c.15 years, against a backdrop of periods of market pressure and an increasing focus on reducing vessel emissions. Product tanker speeds averaged 11.3 knots in 2024, down by ~20% since 2008 and slowing by 0.4% year-over-year as market conditions eased back across 2024. Building pressure from environmental regulations could lead to further downwards movement in vessel speeds going forwards, particularly for older ships.

Newbuild demand is affected by newbuilding prices in relation to current and anticipated charter market conditions. The orderbook indicates the number of vessels which have been contracted at shipyards but are yet to be delivered to owners and is indicative of how vessel supply may develop in the coming years. The product tanker orderbook (vessels 10,000+ dwt) stood at 565 units of 40.1m dwt at the start of April 2025, equivalent to 21% of existing fleet capacity in dwt terms. The orderbook increased across 2024 following stronger contracting volumes across 2023-2024, with the orderbook having risen from 24.7m dwt at the start of 2024 (equivalent to 13.3% of fleet capacity) and from a low of 9.5m dwt (5.3% of fleet capacity) in May 2022.

World Crude Oil and Product Tanker Orderbook
Class of Tanker	Size (DWT)		Orderbook			Orderbook Delivery Schedule (million DWT)
			No.	million DWT	% of fleet	2025	2026	2027	+
Crude Tankers
UL/VLCC	200,000+		91	27.9	10.0%	1.5	8.7	17.7
Suezmax (Uncoated)	125,000 - 199,999		113	17.8	17.4%	3.9	6.1	7.7
Aframax (Uncoated)	85,000 - 124,999		40	4.6	5.9%	0.8	1.3	2.5
Panamax (Uncoated)	55,000 - 84,999		6	0.4	7.5%	0.0	0.1	0.3
Crude Tanker Total			250	50.7	10.9%	6.3	16.2	28.2
Product Tankers
UL/VLCC (Coated)	200,000+		0	0.0	0.0%	0.0	0.0	0.0
Suezmax (Coated)	125,000 - 199,999		0	0.0	0.0%	0.0	0.0	0.0
LR2 (Coated Aframax)	85,000 - 124,999		176	20.1	38.7%	4.4	6.7	9.0
LR1 (Coated Panamax)	55,000 - 84,999		66	4.9	17.7%	0.8	1.6	2.5
Medium Range (MR)	40,000 - 54,999		287	14.2	16.4%	4.2	5.2	4.8
SR/Handy	25,000 - 39,999		17	0.6	3.7%	0.1	0.3	0.1
SR	10,000 - 24,999		19	0.3	6.0%	0.1	0.2	0.0
Product Tanker Total			565	40.1	21.0%	9.7	14.0	16.5
Total Oil Tanker	10,000	+	815	90.8	13.9%	15.9	30.2	44.7
Source: Clarksons Research, April 2025. Product Tanker Total refers to all vessels of 10,000+ dwt.
Note (1): The product tanker fleet is classified as coated non-IMO graded tankers, IMO III graded tankers, IMO II graded tankers of 25,000 dwt and above which meet criteria: average tank size >3,000cbm, or, where average tank size is unknown, number of tanks <16 (for vessels of 25,000 dwt – 39,999 dwt), <18 tankers (for vessels of 40,000 dwt – 54,999 dwt), < 30 tanks (for vessels of 55,000 dwt – 84,999 dwt), tankers of unknown IMO grade of 25,000 dwt and above, uncoated non-IMO graded tankers below 55,000 dwt. Tankers designated as specialised tankers and all tankers with stainless steel tanks are excluded.
Note (2): Going forward, the orderbook may be influenced by delays, cancellations and the re-negotiation of contracts. Due to these technical and contractual issues, there is currently some uncertainty surrounding the orderbook. The figures quoted above relate to the orderbook as at April 1, 2025 and take no account for these potential delivery problems. In addition further newbuild orders will be placed going forward.
Note (3): The data relating to product tankers is for the fleet sized 10,000 dwt and above.

Product tanker contracting continued at a firm pace in 2024, supported by the extended period of strong vessel earnings across 2022-2024. The volume of product tanker orders placed (vessels 10,000+ dwt) averaged 5.4m dwt p.a. across 2018-2022, almost half the average of the previous five-year period. In comparison, 299 product tankers of 21.1m dwt were ordered in 2024, the strongest annual total in capacity terms since 2006 (following 263 product tankers of 18.5m dwt contracted in 2023). Orders were placed with delivery scheduled in 2025-2029, with total product tanker deliveries in 2025-2026 projected to tick up notably, particularly in the LR2 sector. In early 2025, ordering has been slower following firm volumes across 2022-2024, while uncertainty surrounding the USTR investigation into Chinese shipbuilding is also impacting.

The table below outlines the major builders of MR tankers, ranked by orderbook:

MR Tankers - Top Builders
Builder	Builder Country	Delivered 2024	Orderbook		Orderbook Delivery Schedule (million DWT)
		million DWT	No.	million DWT	2025	2026	2027	+
Hyundai Mipo	South Korea	0.1	50	2.5	1.2	1.1	0.2
GSI Nansha	China	0.1	33	1.6	0.2	0.4	1.0
Hyundai Vietnam SB	Vietnam	0.3	32	1.6	0.4	0.4	0.8
Jiangsu New YZJ	China	0.1	23	1.1	0.3	0.6	0.2
Chengxi Shipyard	China		18	0.9	0.2	0.5	0.2
Penglai Jinglu SY	China		18	0.9	0.1	0.3	0.4
K SB (Jinhae)	South Korea	0.4	11	0.6	0.3	0.2	0.1
Minaminippon (Ozai)	Japan		9	0.5	0.1	0.2	0.2
Zhoushan Changhong	China	0.0	9	0.4	0.0	0.2	0.1
Huanghai SB	China		8	0.4		0.1	0.3
Top 10 % Share		95%	74%	74%	70%	80%	71%
Total		1.0	287	14.2	4.2	5.2	4.8
Source: Clarksons Research, April 2025

Recent developments in the fleet and orderbook are shown below:

The overall comparison between supply growth and demand growth can be seen in the graph below:

The Product Tanker Market

The charter market is highly competitive and based primarily on the offered charter rate, the location and technical specification of the vessel and the reputation of the vessel and its manager. Typically, the agreed terms are based on standard industry charter parties prepared to streamline the negotiation and documentation processes. The most common types of employment structures for a tanker are spot market, COA, time charter, bareboat charter and pool employment. When employed in a pool, the vessel is part of a fleet of similar vessels, brought together by their owners in order to exploit efficiencies and benefit from a revenue sharing mechanism. The pool operator sources different cargo shipment contracts and directs the vessels in an efficient way to service these obligations. Pools can benefit from profit and loss sharing effects, sharing geographical market exposure and potentially less idle time through coordination of vessel movements, but vessels sailing in a pool remain vulnerable to adverse market conditions.

Freight and hire rates for product tankers trading under spot charters are very sensitive to fluctuating demand for and supply of vessels, and rates are consequently volatile. Rates are also strongly affected by seasonal fluctuations in demand from end consumers. While trends in the product tanker market are heavily impacted by product tanker supply and demand trends, typically market conditions have also been well correlated with crude oil tanker market developments, partly reflecting the fact that some crude and products tankers have the potential to act as ‘swing tonnage’ between the crude, dirty and clean product markets.

Rates and earnings in the product tanker market were strong across 2024 overall, though markets did soften across the second half of 2024. Average clean MR spot earnings averaged $27,484/day in 2024, down 5% y-o-y though still 56% above the 10-year average. Product tanker markets received support in 2024 from vessels re-routing away from the Red Sea, which lengthened voyage distances and added ~4% to products tonne-mile trade in 2024. Earnings were particularly strong in the first half of 2024 as the impacts from vessel re-routing amplified by an already tight supply-demand balance (against the backdrop of longer-haul Russian/European imports), particularly in the LR market with LR2 earnings spiking to > $100,000/day in early 2024 on some routes. Over the first half of 2024, LR2 earnings on the Middle East Gulf-Japan route averaged $54,363/day, the strongest half-year on record. However, across the summer, markets began to ease back against the backdrop of seasonally softer conditions during the third quarter while reduced Russian exports, soft global refinery margins and an increased number of crude tankers carrying clean cargoes also impacted markets across second half of 2024. Product tanker markets have improved across early 2025, particularly in the LR sectors on the back of increasing refinery throughput, firmer Asian demand for a range of products and increased arbitrage opportunities. LR earnings on the Middle East Gulf-Japan route averaged $24,385 per day in March 2025, standing at the highest level since July 2024, though still ~40% below earnings observed across the first half of 2024. Meanwhile, MR markets have also improved across early 2025, with average clean MR earnings rising to $23,784/day in late March 2025, the highest level in eight months.

The above statistics are based on a non-scrubber fitted, ‘non-eco’ MR product tanker built in c.2010 and a non-scrubber fitted, ‘non-eco’ LR2 product tanker built in 2010. Vessels fitted with scrubbers and those built more recently with ‘eco’ specifications are generally able to achieve premiums on these levels. For example, clean earnings for a c.2015-built ‘eco’ scrubber-fitted MR averaged $31,315 per day in 2024, compared with $25,698 per day for a c.2010 built unit (non-eco, non-scrubber fitted).

The vessels used in the time charter estimates are standard modern vessels in this market sector. Clarksons Brokers estimate time charter rates each week for these standard vessels, which is informed by transactions and ongoing negotiations associated with vessels of similar size. There is no guarantee that current rates are sustainable and rates may increase and decrease significantly over short periods of time.

Product tanker asset values have also fluctuated over time, and there is a relationship between changes in asset values and the charter market. Newbuilding prices remain elevated, despite some initial signs of easing in early 2025. In March 2025, the guideline newbuilding price for an MR stood at $49.5m, down 5% since the start of 2025, though still up by ~40% since the start of 2020. While limited slot availability has continued to provide support for newbuild prices across 2024 and into early 2025, slowing newbuild ordering activity and moderating steel prices have seen newbuild asset prices ease.

Meanwhile, secondhand product tanker prices have also eased over the start of 2025 against the backdrop of softer product tanker charter markets. The guideline price for a five-year old secondhand MR tanker stood at $41 million in March 2025, down 19% from a 17-year high of $50.5 million in August 2024 but still 37% above the start of 2022. Asset values for LR and Handy tankers have followed similar trends to MR tankers.

The following tables summarize recent market developments relating to Handy, MR and LR1 product tankers for both charter rates and asset values.

Handy Product Tankers: Time Charter and Asset Value Summary Table
	Spot	Time Charter (US$/day)		Asset Prices (US$ million)
	Earnings	1 Year	3 Year	5 Year Old	10 Year Old
2015	22,094	15,880	15,250	25.0	17.0
2016	8,962	13,998	14,264	19.0	14.0
2017	7,380	11,430	12,841	22.0	13.0
2018	6,734	11,572	12,750	24.0	14.0
2019	14,560	13,425	12,938	25.0	15.0
2020	13,881	12,995	13,399	23.0	14.0
2021	7,930	10,797	12,854	25.0	14.5
2022	45,087	17,774	14,346	34.0	23.0
2023	40,512	24,947	17,760	38.0	29.0
2024	25,215	26,192	19,563	37.0	27.0
2025 YTD*	23,815	18,375	17,679	36.0	28.5
March-2025	29,277	18,000	17,000	36.0	28.5
5 Year Avg	26,454	18,511	15,574	31.2	21.7
5 Year Peak	96,711	28,000	23,250	45.5	36.0
5 Year Trough	411	10,250	12,250	23.0	13.5
10 Year Avg	19,194	15,888	14,592	27.2	18.2
10 Year Peak	96,711	28,000	23,250	45.5	36.0
10 Year Trough	333	10,250	12,250	19.0	13.0
20 Year Avg	19,277	16,447	15,416	29.0	19.6
20 Year Peak	96,711	28,000	23,250	47.0	37.0
20 Year Trough	333	10,000	10,500	19.0	12.0
*YTD January - March 2025

Source: Clarksons Research, April 2025.
Note (1): All earnings are basis annual or monthly averages, with values basis end period.

MR Product Tankers: Time Charter and Asset Value Summary Table
	Spot	Time Charter (US$/day)		Asset Prices (US$ million)
	Earnings	1 Year	3 Year	Newbuild	5 Year Old
2015	21,405	17,769	16,409	35.5	29.0
2016	12,124	15,092	15,212	32.5	22.0
2017	10,220	13,219	14,000	33.8	25.0
2018	8,750	13,120	14,154	36.5	27.5
2019	13,740	14,683	14,714	35.8	30.0
2020	15,251	14,440	14,930	34.0	26.0
2021	6,740	12,429	13,545	41.0	29.0
2022	31,775	20,570	16,123	43.5	40.0
2023	28,933	26,832	22,034	47.5	43.5
2024	27,484	27,589	23,880	52.0	42.0
2025 YTD*	18,581	19,438	18,250	49.5	41.0
March-2025	21,347	19,063	17,750	49.5	41.0
5 Year Avg	21,978	20,341	18,085	42.3	35.8
5 Year Peak	74,081	31,250	26,250	52.0	50.5
5 Year Trough	3,185	11,625	13,500	34.0	26.0
10 Year Avg	17,611	17,560	16,492	38.6	31.1
10 Year Peak	74,081	31,250	26,250	52.0	50.5
10 Year Trough	3,185	11,625	13,500	32.5	22.0
20 Year Avg	17,097	18,122	17,201	39.6	33.2
20 Year Peak	74,081	32,000	26,250	53.5	54.0
20 Year Trough	3,185	11,500	12,500	32.5	22.0
*YTD January - March 2025

Source: Clarksons Research, April 2025.
Note (1): All earnings are basis annual or monthly averages, with values basis end period.

LR1 Product Tankers: Time Charter and Asset Value Summary Table
	Spot	Time Charter (US$/day)		Asset Prices (US$ million)
	Earnings*	1 Year	3 Year	Newbuild	5 Year Old
2015	24,847	23,567	20,510	45.0	35.0
2016	12,903	18,116	17,715	41.0	28.0
2017	8,247	13,077	14,875	41.5	28.0
2018	8,397	12,962	14,500	44.0	30.0
2019	15,147	16,635	15,233	44.5	32.5
2020	19,858	16,918	16,288	42.5	29.0
2021	7,052	13,583	15,625	51.0	31.0
2022	33,338	25,236	20,423	54.0	45.0
2023	28,155	32,707	26,188	57.5	51.0
2024	30,121	34,077	28,606	62.0	53.0
2025 YTD**	19,063	20,875	19,357	59.5	50.0
March-2025	24,385	20,500	18,500	59.5	50.0
5 Year Avg	23,641	24,462	21,404	52.0	40.9
5 Year Peak	114,370	42,500	32,000	62.0	58.0
5 Year Trough	566	12,750	15,625	42.5	29.0
10 Year Avg	18,773	20,669	18,987	47.7	36.1
10 Year Peak	114,370	42,500	32,000	62.0	58.0
10 Year Trough	566	12,500	14,375	41.0	26.5
20 Year Avg	19,369	21,135	19,801	49.0	38.7
20 Year Peak	114,370	42,500	32,000	68.0	62.0
20 Year Trough	566	12,500	14,000	40.5	24.0
*Basis LR1 Ras Tanura-Chiba Route, **YTD January -March 2025

Source: Clarksons Research, April 2025.
Note (1): All earnings are basis annual or monthly averages, with values basis end period.

Competitive Landscape

The product tanker market is comprised of a variety of ship owners and operators of varying sizes. A vessel is either operated directly by the owner, or by a third party. This includes the use of commercial pool management. Pools are an important feature of the product tanker market, and have been relatively successful compared to other sectors. Pools are arrangements in which owners work together to organise the commercial management of a group of vessels, allowing them to share revenues, while potentially minimising idle time. Conversely, the decision not to compete can mean that pooled vessels are prone to sharing the effects of any adverse market conditions. The leading owners within the product tanker market are detailed below. Ownership of product tankers is more consolidated than in the bulk carrier sector. The below table reflects the ownership of vessels and therefore, vessel operators who have financed one or more vessels through sale and lease-back arrangements may operate a higher number of vessels than the number of vessels listed in the respective segments below. Additionally, some of the owners listed in the below tables are not operators of vessels and therefore not competitors in the market for the operation of product tankers. Certain tankers capable of carrying chemicals are not included in the below tables.

Top Handy Product Tanker (25,000-39,999 dwt) Owners			Top MR Product Tanker (40,000-54,999 dwt) Owners
Name	Fleet & Orderbook		Name	Fleet & Orderbook
	Number	m DWT		Number	m DWT
Waruna Nusa Sentana	24	0.86	TORM A/S	57	2.84
Scorpio Tankers	14	0.54	Scorpio Tankers	47	2.32
Maersk Tankers	10	0.39	Sinokor Merchant	45	2.24
Evalend Shipping	8	0.30	Hafnia Limited	44	2.21
IMS SA	8	0.30	Nissen Kaiun	42	2.10
Soechi Lines	7	0.26	Intl Seaways	41	2.05
Hafnia Limited	6	0.23	CMG Nanjing Tanker	42	2.02
Navi Montanari	6	0.23	COSCO Shpg Energy	36	1.67
Spring Marine Mgmt	6	0.23	Pertamina Intl Shpg	23	1.11
Iver Ships BV	6	0.22	Eastern Pacific Shpg	22	1.10
Top 10 % Share	20.9%	21.6%	Top 10 % Share	19.3%	19.5%
Total	454	16.52	Fleet Total	2,072	100.58
Source: Clarksons Research, April 2025

Top LR1 Product Tanker (55,000-84,999 dwt) Owners			Top LR2 Product Tanker (85,000-124,999 dwt) Owners
Name	Fleet & Orderbook		Name	Fleet & Orderbook
	Number	m DWT		Number	m DWT
Hafnia Limited	24	1.80	Scorpio Tankers	38	4.08
Dynacom Tankers Mgmt	22	1.63	TORM A/S	18	2.44
COSCO Shpg Energy	15	1.12	Eastern Pacific Shpg	17	2.24
Tsakos Energy Nav	14	1.03	Frontline	17	1.98
Intl Seaways	12	0.90	Navios MLP	16	1.84
Evalend Shipping	10	0.75	Dynacom Tankers Mgmt	14	1.84
d'Amico Intl Shpg	10	0.75	COSCO Shpg Energy	14	1.76
TORM A/S	10	0.74	Union Maritime	12	1.70
Navios MLP	8	0.60	Cido Shipping	10	1.61
Prime Tanker Mgmt	8	0.60	Thenamaris	10	1.59
Top 10 % Share	30.0%	30.3%	Top 10 % Share	25.7%	29.2%
Fleet Total	444	32.76	Fleet Total	646	72.10
Source: Clarksons Research, April 2025

C.	Organizational Structure

Hafnia is the parent company for our subsidiaries. See Exhibit 8.1 for a list of our significant subsidiaries and significant companies in which we have a 50% (direct or indirect) ownership interest or voting rights interest as at December 31, 2024 and their respective jurisdictions of formation.

We note that in addition to the subsidiaries and companies listed in Exhibit 8.1, we have made investments in a number of companies where our ownership and voting interest is below 50%. In the past, we have for example invested in projects relating to the production of green energy and projects regarding development of technologies which can possibly be used in our business in a short, medium, or long term perspective. We do not consider these investments a material part of our business.

D.	Property, Plants and Equipment

We own no material property other than our Hafnia Vessels, shares in our joint ventures and shares in other companies. We lease office space in various jurisdictions and had the following material leases in place as at December 31, 2024:

•	Singapore: 10 Pasir Panjang Road, #18-01 Mapletree Business City, Singapore 117438

•	Copenhagen: Hans Bekkevolds Alle 7, 2900 Hellerup, Denmark

•	Houston: 1800 West Loop South, Suite 1925, Houston, Texas 77027, United States of America

•	Dubai: Jumeirah Business Center 1, Unit No. 4003, Jumeirah Lakes Towers, Dubai, United Arab Emirates

On January 29, 2025, our Dubai office relocated to Tamweel Tower, #304, Cluster U, Jumeirah Lake Towers, Dubai, United Arab Emirates.

Patents, Licenses and Trademarks

We have no material patents and do not use any licenses other than ordinary information technology licenses.

We do not have a trademark registration of our name (Hafnia) or logo. We have usage rights to our logo.

We have registered our primary domains: hafnia.com, hafniatankers.com and hafniabw.com. None of the information contained on our website is incorporated into or forms a part of this Annual Report.

Facilities

We are not aware of any environmental issues or other constraints that would materially impact the intended use of our facilities.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following presentation of management’s discussion and analysis of results of operations and financial condition should be read in conjunction with our Consolidated Financial Statements, accompanying notes thereto and other financial information appearing in “Item 17. Financial Statements.” You should also carefully read the following discussion with the sections of this Annual Report entitled “Item 3. Key Information – D. Risk Factors”, “Item 4. Information on the Company – B. Business Overview –Industry”, and “Cautionary Statement Regarding Forward-Looking Statements.” Our consolidated financial statements for the years ended December 31, 2024, 2023, and 2022 (restated) have been prepared in accordance with IFRS Accounting Standards as issued by the IASB.

For a discussion of our operating results in 2023 compared with 2022, reference is made to “Item 5. Operating and Financial Review and Prospects” included in our Registration Statement on Form 20-F, filed with the SEC on March 27, 2024, as amended by our Amendment No. 1 to Registration Statement on Form 20-F, filed with the SEC on April 1, 2024 (our “2024 Registration Statement”).

Our consolidated financial statements are presented in U.S. dollars ($) unless otherwise indicated. Any amounts converted from another non-U.S. currency to U.S. dollars in this Annual Report are at the rate applicable at the relevant date, or the average rate during the applicable period.

Overview

We are an international shipping company providing seaborne transportation of refined oil, other petroleum products and certain chemical products. We operate directly and through our Pools a modern fleet of the following vessel types: LR2, LR1, MR, Handy, and Specialised vessels. See “Item 4. Information on the Company – B. Business Overview – Our Business” for additional information about the vessels in our Combined Fleet.

We operate the following ten pools that we refer to collectively as the Pools: LR2 Pool, LR1 Pool, Panamax Pool, MR Pool, Handy Pool, Chemical-MR Pool, Chemical-Handy Pool and the Small, Intermediate and City Pools, which are collectively referred to as the Specialised Pool. See “Item 4 – Information on the Company – B. Business Overview – Our Business – The Pools” for additional information about our Pools. The majority of our Hafnia Vessels and TC Vessels are employed on voyage charters and time charters through our Pools, whereby earnings are subject to profit sharing with other pool participants. Our Pool Managers receive only management fees in connection with such services. Some of our Hafnia Vessels are also employed on time charters and voyage charters outside of the Pools. For our JV Vessels, some are operated through the Pools and some are on time charters outside the Pools.

We believe that our pool employment strategy provides us with a competitive advantage in optimising the earnings of our Hafnia Vessels and TC Vessels. By operating a large number of vessels, our commercial pools offer operating efficiencies, thereby enhancing utilisation rates, which we believe enables us to outperform the spot market over time. We strategically employ our Hafnia Vessels and TC Vessels in pools that are primarily focused on spot market voyage charters, which we believe positions us to capitalise on improving rates in the product tanker market. In addition, our strategy allows us to more efficiently deploy our vessels to limit idle time and provide more stable earnings relative to our non-pooled peers participating in the spot market. Importantly, our pool employment strategy will also allow us to directly benefit from the anticipated fuel savings of our newbuild vessels, as under spot market voyage charters we are responsible for all voyage expenses, including bunker fuel costs, which are generally the largest expense.

Please see below an overview of the utilisation rate for our Hafnia Vessels and TC Vessels for the years ended December 31, 2024, 2023 and 2022, respectively. Utilisation rate is operating days out of calendar days (both for Hafnia Vessels and TC Vessels).

	Utilisation rate
	2024	2023	2022
LR2	94.2%	99.9%	99.9%
LR1	97.2%	96.5%	96.3%
MR	98.1%	98.8%	98.3%
Handy	98.3%	99.1%	98.1%
Stainless	N/A (1)	N/A (1)	95.7%
Specialised	N/A (2)	98.3%	N/A (2)
All Hafnia Vessels and TC Vessels	97.7%	98.4%	97.9%

(1)	We entered and exited the Stainless segment in 2022.
(2)	We entered and exited the Specialised segment in 2023.

Our utilisation rates are largely unaffected by increases or decreases in our fleet size. This is due to our definition of operating days (as defined further below) which only excludes technical off-hire days. The reason we only exclude technical off-hire days and not commercial off-hire days is a result of the way we employ our Hafnia Vessels and TC Vessels. When our Hafnia Vessels and TC Vessels are not employed on long-term time charters, they are almost always employed within our Pools which mean that they will earn revenue from the Pool regardless of whether they are commercially on-hire or off-hire due to the profit-sharing mechanisms in the Pools. Our utilisation rates are therefore primarily affected by planned and unplanned drydocking and other repairs, surveys, and maintenance. When we acquire new vessels, we may have to perform maintenance, repairs or modifications to the vessels and change the vessels’ technical manager which may lead to technical off-hire days.

Revenue

We generate revenue by charging our customers for the transportation of their refined oil products, other petroleum products, and chemical products using our Hafnia Vessels and TC Vessels. Revenue primarily consists of revenue from voyage charters and time charters. Revenue from voyage charters also includes revenue from vessels on COAs or CVCs or short-term time charters (less than six months) and therefore the main distinction between the revenue streams is whether the underlying contracts are short-term or long-term contracts.

For our agency-based Pools, we have assessed that we have limited rights as Pool Managers. We account for the management fees we receive on External Vessels (Pool Vessels and JV Vessels employed in the Pools) as other operating income. For our Hafnia Vessels and TC Vessels employed in the Pools, we recognise gross revenue in Revenue (Hafnia Vessels and TC Vessels).

For our disponent-owner Pools, we have assessed that the rights conferred from the time charter arrangement in the pool agreements under the ‘disponent-owner’ model provided us with the control of a right to a service to be performed using the vessels in such Pools for the end charterers, and hence allowing us as the pool manager to recognise revenue as a principal in line with IFRS 15 – Revenue from Contracts with Customers. We recognise gross revenue for all vessels employed in such Pools, in Revenue (Hafnia Vessels and TC Vessels) for our Hafnia Vessels and TC Vessels, and Revenue (External Vessels in Disponent-Owner Pools) for the External Vessels. We continue to account for the management fees we receive on External Vessels employed in the Pools as other operating income.

Revenue is affected by hire/freight rates and the number of operating days a vessel operates.

We account for investments in the JV Vessels as equity investments. Earnings from those vessels are not consolidated in our financial statements, however if JV Vessels are employed in disponent-owner Pools, we will recognise revenue from such vessels in Revenue (External Vessels in Disponent-Owner Pools). Therefore, although we may receive dividends from JV companies, our Revenue (Hafnia Vessels and TC Vessels) does not include revenue from our JV Vessels.

The following describes the two basic types of contractual arrangements; voyage charters and time charters:

Voyage charters in the spot market. The spot market generally refers to the segment of the market where vessels are employed for a single voyage. A vessel earns income from each individual voyage. Spot market pricing, which can be volatile, is influenced by a number of factors, including the number of competing vessels, the number of cargoes available, oil pricing and arbitrage, worldwide events and weather. Idle time between voyages is possible depending on the availability of cargo and positioning of the vessel. Under a spot market voyage charter, the vessel owner pays for the voyage expenses (less specified amounts covered by the contract), including bunker and port costs, and the vessel operating expenses. All freight voyage charter revenues and voyage expenses are recognised on a percentage of completion basis. Load-to-discharge basis is used in determining the percentage of completion for all spot voyages and voyages servicing contracts of affreightment. Under the load-to-discharge method, freight voyage charter revenue is recognised evenly over the period from the point of loading of the current voyage to the point of discharge of the current voyage. We do not begin recognising revenue until we have entered into a contract with a customer, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage, nor do we recognise revenue when a vessel is off-hire.

Time charter. Under a time charter, vessels are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates or changes in current market rates. Under time charters, we operate and are responsible for crewing and arranging for technical management for the vessels. We also bear other operating expenses, such as repairs and maintenance, insurance, stores, lube oil, communications expenses and technical management fees of the vessels. Revenue from time charters, accounted for as operating leases, is recognised rateably over the rental periods of such charters, as services are performed.

External commercial pools: Following the CTI Transaction, we had Hafnia Vessels trading in external commercial pools until December 2022. We have assumed commercial management of those vessels and no longer have any Hafnia Vessels or JV Vessels employed in third-party commercial pools.

The table below illustrates the primary distinctions between the two employment arrangements generally used to employ tankers:

	Spot Market Voyage Charter	Time Charter
Typical contract length	Single voyage	Six months or more
Hire rate basis(1)	Varies	Daily
Voyage expenses(2)	Owner pays	Charterer pays
Vessel operating expenses for owned, lease financed, or bareboat chartered-in vessels(3)	Owner pays	Owner pays
Charterhire expense for time or bareboat chartered-in vessels(3)	Owner pays	Owner pays
Off-hire(4)	Charterer does not pay	Charterer does not pay

(1)	“Hire rate” refers to the basic payment from the charterer for the use of the vessel.
(2)	“Voyage expenses” primarily include bunkers, port charges, canal tolls, cargo handling operations and brokerage commissions.
(3)	“Vessel operating expenses” and “Charterhire expense” are defined below under “Important Financial and Operational Terms and Concepts”.
(4)
“Off-hire” refers to the time a vessel is not available for service due primarily to scheduled and unscheduled repairs or drydockings. For TC Vessels, we do not pay the charterhire expense when the vessel is off-hire.

As at December 31, 2024, 97 of our Hafnia Vessels and TC Vessels were operating in the Pools or on spot charters outside the Pools and 16 were operating on time charter-out agreements outside of the Pools.

In 2023, we changed our LR2 Pool, LR1 Pool, MR Pool and Handy Pool from agent-to-owner pools to disponent-owner pools as further described in “Item 4. Information on the Company – B. Business Overview – The Pools”. In 2024, an additional Panamax pool was set up under the disponent-owner model.

How We Evaluate Our Operations

We manage our business through the following operating and reporting segments:

•	LR2 tankers

•	LR1 tankers

•	MR tankers

•	Handy tankers

In 2023, our Hafnia Fleet comprised one vessel in the Specialised segment. We have redelivered this vessel to its owner and as at the date of this Annual Report, no vessels in the Hafnia Fleet operate in the Specialised segment. We continue to operate Pool Vessels in the Specialised Pool.

In 2022, after our acquisition of CTI, we began operating in the Stainless segment. We exited the Stainless segment in 2022 after divesting the Stainless vessels we acquired in the CTI Transaction. For accounting purposes, all eight vessels were considered divested in 2022, but the legal completion of two of the divestments occurred in 2023.

Previously, we reported on “Chemical-MR” vessels and “Chemical-Handy” vessels as separate segments, however we have now grouped “Chemical-MR” and “Chemical-Handy” vessels under the MR segment and the Handy segment, respectively. The reason behind this change is due to a change in the way operating results are reviewed by us. The “Chemical-MR” and “Chemical-Handy” vessels are deemed to be a variation of the existing Handy and MR vessels with similar economic characteristics and hence we felt it appropriate to aggregate with the Handy and MR reportable segments. Furthermore, we have observed that analysts and other market participants reviewing our financial statements include “Chemical-Handy” and “Chemical-MR” vessels together with their analysis of our Handy and MR vessels.

In addition, we use a variety of qualitative, operational, and financial metrics to assess our performance. Among other measures, management considers each of the following in assessing our business:

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure and as used herein represents earnings before financial income and expenses, depreciation, impairment, amortisation and taxes. Adjusted EBITDA additionally includes adjustments for gain on disposal of vessels and/or subsidiaries, share of profit and loss from equity accounted investments, interest income and interest expense, capitalised financing fees written off and other finance expenses. Adjusted EBITDA is used as a supplemental financial measure by management and market participants reviewing our financial statements, such as lenders, to assess our operating performance as well as compliance with the financial covenants and restrictions contained in our financing agreements.

We believe that Adjusted EBITDA assists management and investors by increasing comparability of our performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortisation, and taxes. These are items that could be affected by various changing financing methods and capital structure which may significantly affect profit between periods. Including Adjusted EBITDA as a measure benefits investors in selecting between investment alternatives. Adjusted EBITDA is a non-IFRS financial measure and should not be considered as an alternative to net income or any other measure of our financial performance calculated in accordance with IFRS. Adjusted EBITDA excludes some, but not all, items that affect profit and these measures may vary among other companies. Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies.

The following table sets forth a reconciliation of Adjusted EBITDA to profit for the financial year, the most comparable IFRS financial measure, for the years ended December 31, 2024 and 2023.

	Year Ended December 31,
(in thousands of U.S. dollars)	2024	2023
Profit for the financial year	$774,035	$793,275
Income tax expense	4,418	6,251
Depreciation charge of property, plant and equipment	214,308	209,727
Amortisation charge of intangible assets	803	1,300
Gain on disposal of assets	(28,520)	(56,087)
Share of profit of equity-accounted investees, net of tax	(20,515)	(19,073)
Interest income	(16,317)	(17,629)
Interest expense	52,375	77,385
Capitalised financing fees written off	2,069	5,894
Other finance expense	9,662	11,845
Adjusted EBITDA	$992,318	$1,012,888

For a reconciliation of Adjusted EBITDA to profit for the financial year for the year ended December 31, 2022, see our 2024 Registration Statement.

Time charter equivalent (or “TCE”)

TCE (or TCE income) is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters and time charters) under which the vessels may be employed between the periods. We define TCE income as income from time charters and voyage charters (including income from Pools, as described above) for our Hafnia Vessels and TC Vessels less voyage expenses (including fuel oil, port costs, brokers’ commissions and other voyage expenses).

We present TCE income per operating day, a non-IFRS measure, as we believe it provides additional meaningful information in conjunction with revenues, the most directly comparable IFRS measure, because it assists management in making decisions regarding the deployment and use of our Hafnia Vessels and TC Vessels and in evaluating their financial performance. Our calculation of TCE income may not be comparable to that reported by other shipping companies.

The following table reconciles our revenue (Hafnia Vessels and TC Vessels), the most directly comparable IFRS financial measure, to TCE income and TCE income per operating day for the years ended December 31, 2024 and 2023.

	Year Ended December 31,
(in thousands of U.S. dollars, except operating days and TCE income per operating day)	2024	2023
Revenue (Hafnia Vessels and TC Vessels)	$1,935,596	$1,915,472
Revenue (External Vessels in Disponent-Owner Pools)	933,051	756,234
Less: Voyage expenses (Hafnia Vessels and TC Vessels)	(544,317)	(548,865)
Less: Voyage expenses (External Vessels in Disponent-Owner Pools)	(332,802)	(279,749)
Less: Pool distributions for External Vessels in Disponent-Owner Pools	(600,249)	(476,485)
TCE income	1,391,279	1,366,607
Operating days	42,160	42,276
TCE income per operating day	$33,000	$32,326

Revenue, voyage expenses and pool distributions in relation to External Vessels in disponent-owner Pools nets to zero, and therefore the calculation of TCE income is unaffected by these items:

	Year Ended December 31,
(in thousands of U.S. dollars, except operating days and TCE income per operating day)	2024	2023
Revenue (Hafnia Vessels and TC Vessels)	$1,935,596	$1,915,472
Less: Voyage expenses (Hafnia Vessels and TC Vessels)	(544,317)	(548,865)
TCE income	1,391,279	1,366,607
Operating days	42,160	42,276
TCE income per operating day	$33,000	$32,326

‘TCE income’ as used by management is therefore only illustrative of the performance of the Hafnia Vessels and the TC Vessels; not the External Vessels in our Pools.

In certain of management’s analyses below, we use the term “TCE income (voyage charter)”. We define TCE income (voyage charter) as revenue (Hafnia Vessels and TC Vessels) from voyage charter (including income from Hafnia Vessels and TC Vessels trading in the Pools as described above) less voyage expenses (Hafnia Vessels and TC Vessels) relating to voyage charter. “TCE income (voyage charter)” differs from “TCE income” by excluding revenue and voyage expenses, if any, relating to time charters.

For the avoidance of doubt, in all instances where we use the term “TCE income” and it is not succeeded by “(voyage charter)”, we are referring to TCE income from revenue and voyage expenses related to both voyage charter and time charter.

For a reconciliation of our revenue (Hafnia Vessels and TC Vessels) to TCE income and TCE income per operating day for the year ended December 31, 2022, see our 2024 Registration Statement.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts. These include the following:

Revenue. Revenue primarily includes revenues from time charters, external pool revenues and voyage charters (in the spot market). Revenue is affected by hire/freight rates and the number of days a vessel operates.

Revenue is also affected by the mix of business between vessels on time charter, vessels in pools and vessels operating on voyage charter outside the pools. Revenue from vessels in pools and on voyage charter is more volatile than revenue from vessels on long-term time charters, as freight rates for vessels in pools and on voyage charter are typically tied to prevailing market rates. Revenue also includes demurrage revenue, which is the compensation for the additional time incurred for the loading and discharging of vessels in breach of the contractual terms of the voyage charter contracts regarding the amount of time available for such loading and discharging.

We distinguish between revenue from Hafnia Vessels and TC Vessels and revenue from external vessels in disponent-owner pools.

Voyage charters. Voyage charters, or spot charters, are charters under which the customer pays a transportation charge for the movement of a specific cargo between two or more specified ports. We pay all of the voyage expenses under these charters.

Voyage expenses. Voyage expenses primarily include bunker expenses, port expenses and other voyage expenses such as canal tolls, cargo handling operations, brokerage commissions and pool allocated profit sharing adjustment (pool allocation). Under a voyage charter, we pay all voyage expenses. These expenses are subtracted from voyage charter revenues to calculate TCE income.

We distinguish between voyage expenses relating to our Hafnia Vessels and TC Vessels and voyage expenses relating to external vessels in the disponent-owner pools.

Vessel operating expenses. For our Hafnia Vessels, we are responsible for vessel operating expenses. For TC Vessels, the owner is responsible for vessel operating expenses. Vessel operating expenses include crewing, repairs and maintenance, and insurance as well as other items such as spares and consumable stores, lube oils and communication. The three largest components of our vessel operating expenses are crewing, repairs and maintenance and insurance expenses. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic drydocking. Please read “Drydocking” below. We expect these expenses to increase as our fleet matures and to the extent that it expands.

Charter hire expense. Charter hire is the amount that we pay, or which is payable to the owners for time chartered-in vessels for leases which are less than 12 months, as well as non-lease components of time charter contracts with lease terms longer than 12 months. Time charters are usually entered into for a fixed period of time and the charter hire will usually be at rates that are fixed, but may contain a variable component based on inflation, interest rates, or current market rates. Time or bareboat chartered-in vessels (but not sale and lease-back financed vessels) are accounted for pursuant to IFRS 16 – Leases, and are thus initially recognised on the balance sheet as right-of-use assets and lease liabilities without directly taking up the expenses under charter hire expense (if necessary under time charters) and subsequently recognised on the profit and loss statement.

The responsibility for vessel operating expenses for the different types of charter agreements is as follows:

•	Time chartered-in vessels. The vessel’s owner is responsible for the vessel operating expenses.

•	Bareboat chartered-in vessels. The charterer is responsible for the vessel operating expenses.

We only have bareboat chartered-in vessels as a part of our sale and lease-back arrangements. These are accounted for as lease liabilities (sale and lease-back arrangements accounted for as financing transactions) and not pursuant to IFRS 16 – Leases.

Drydocking. We periodically drydock each of our Hafnia Vessels for inspection, repairs and maintenance, and any modifications to comply with industry certification or governmental requirements. Generally, each vessel is drydocked every 30 months to 60 months. Please read “Item 4. Information on the Company – Business Overview – Classification Societies” for additional information about the surveys our vessels are subject to. We capitalise all costs incurred during drydocking and amortise those costs on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. We immediately expense costs for routine repairs and maintenance that do not improve or extend the useful lives of the assets. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.

Depreciation. Depreciation expense typically consists of:

•	charges related to the depreciation of the historical cost of our Hafnia Vessels (less an estimated residual value) over the estimated useful lives of the vessels;

•
charges related to the depreciation of our right of use assets (accounted for under IFRS 16 – Leases) which is based upon the straight-line depreciation of the right of use asset over the life of the lease or the useful life of the asset, if a purchase obligation exists or a purchase option is reasonably certain to be exercised; and

•	charges related to the amortisation of drydocking expenditures over the estimated number of years to the next scheduled drydocking.

External Vessels. Vessels, other than Hafnia Vessels and TC Vessels, employed in one of the Pools.

Operating days. Operating days are defined as the total number of days (including waiting time) in a period during which each vessel is owned, partly owned, operated under a bareboat arrangement (including sale and lease-back) or time chartered-in, net of technical off-hire days. Total operating days stated in this Annual Report and in our financial statements include operating days for TC Vessels. We use operating days to measure the number of days in a period which our Hafnia Vessels and TC Vessels actually generate or are capable of generating revenue. We do not count operating days for JV Vessels when calculating our total number of operating days.

Pool distributions. Pool distributions are distribution to the owners of external vessels in the disponent-owner pools.

Items You Should Consider When Evaluating Our Results

You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

Our revenue is affected by cyclicity in the tanker markets. The cyclical nature of the tanker industry causes significant increases or decreases in the revenue we earn from our Hafnia Vessels and TC Vessels, particularly those vessels we trade in the spot market or in spot market-oriented pools. We employ a chartering strategy to capture upside opportunities in the spot market while using fixed-rate time charters to reduce downside risks, depending on our outlook for freight rates, oil tanker market conditions and global economic conditions. Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of, and demand for, tanker capacity. The supply of tanker capacity is influenced by the number and size of new vessels built, vessels scrapped, converted, and lost, the number of vessels that are out of service, and regulations that may effectively cause early obsolescence of tonnage. The demand for tanker capacity is influenced by, among other factors:

•	global and regional economic and political conditions;

•	trade barriers, tariffs, and other trade measures affecting crude oil and refined petroleum products and/or the shipping industry;

•	increases and decreases in production of and demand for crude oil and refined petroleum products;

•	increases and decreases in OPEC oil production quotas;

•	the distance crude oil and refined petroleum products need to be transported by sea; and

•	developments in international trade and changes in seaborne and other transportation patterns.

Tanker rates also fluctuate based on seasonal variations in demand. Tanker markets are typically stronger in the winter months as a result of increased oil consumption and weather delays in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance that is typically conducted in the summer months. In addition, unpredictable weather patterns during the winter months in the northern hemisphere tend to disrupt vessel routing and scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities in the winter months. As a result, revenues generated by our Hafnia Vessels and TC Vessels have historically been weaker during the quarters ended June 30 and September 30, and stronger in the quarters ended March 31 and December 31.

In addition to the above, we face a number of risks associated with our industry and must overcome a variety of challenges to use our competitive strengths in order to profitably implement our business strategy. These risks include, among other things and in addition to the cyclical and seasonal variations in demand mentioned above, our dependence on spot market voyage charters, fluctuating charter values, increases in fuel prices, changing economic, political and governmental conditions affecting our industry and business, international sanctions, embargoes, import and export restrictions, tariffs, nationalisations and wars, material changes in laws and regulations, full performance by counterparties, particularly charterers, maintaining customer relationships, delay in deliveries or non-deliveries from shipyards, piracy, maintaining sufficient liquidity, financing availability and management turnover. See “Item 3. Key Information – D. Risk Factors” for detailed description of the risks we are exposed to.

A.	Operating Results

At the date of this Annual Report, we operate our Hafnia Vessels and TC Vessels in four different main segments: LR2, LR1, MR, and Handy. See the below table for an overview of the main segments in which we have operated in 2022-2024 and of the main segment in which our joint ventures operate as at the date of this Annual Report, where a ● illustrates a segment in which we or our joint ventures operated in the relevant period.

		Hafnia Vessels and TC Vessels for the year ended December 31,			JV Vessels
Segment	Date of Annual Report	2024	2023	2022	Vista Joint Venture	Andromeda Joint Venture	Ecomar Joint Venture
LR2	•	•	•	•	•(3)
LR1	•	•	•	•	•(3)
MR(1)	•	•	•	•		•(4)	•(5)
Handy(2)	•	•	•	•
Stainless				•
Specialised			•

(1)	In 2022, we had split the MR segment into an MR segment and a “Chemical-MR” segment. These are now both considered part of the MR segment.
(2)	In 2022, we had split the Handy segment into a Handy segment and a “Chemical-Handy” segment. These are now both considered part of the Handy segment.
(3)
Our Vista Joint Venture currently operates in the LR2 and LR1 segments. The Vista Joint Venture entered the LR2 segment in 2023 and operated in the LR2 segment in 2024 and operated in the LR1 segment in 2022, 2023 and 2024.

(4)	Our Andromeda Joint Venture currently operates in the MR segment and has operated in the MR segment in 2022, 2023 and 2024.
(5)	Our Ecomar Joint Venture took delivery of one MR vessel in January 2025 and since then has operated in the MR segment.

The below tables have been provided at a group level and the analysis has been broken out into segments where the movements are material.

The information below should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2024, 2023 and 2022. Some of the information contained in this section, including information about our plans and strategies for our business and our expected sources of financing, contains forward-looking statements that involve risks and uncertainties. Please read “Item 3. Key Information – D. Risk Factors” for information on certain factors that may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

We operate in a global industry where, among other things, freight rates are denominated and settled in U.S. dollars and a majority of our cost base is denominated and settled in U.S. dollars. Consequently, our financial reporting is in U.S. dollars.

Results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023

	For the year ended December 31		Change	Percentage Change
In thousands of U.S. dollars	2024	2023	favourable / (unfavourable)
Revenue (Hafnia Vessels and TC Vessels)	$1,935,596	$1,915,472	$20,124	1%
Revenue (External Vessels in Disponent-Owner Pools)	933,051	756,234	176,817	23%
Voyage expenses (Hafnia Vessels and TC Vessels)	(544,317)	(548,865)	4,548	1%
Voyage expenses (External Vessels in Disponent-Owner Pools)	(332,802)	(279,749)	(53,053)	(19%)
Pool distributions for External Vessels in Disponent-Owner Pools	(600,249)	(476,485)	(123,764)	(26%)
	1,391,279	1,366,607	24,672	2%
Other operating income	35,195	44,984	(9,789)	(22%)
Vessel operating expenses	(278,041)	(268,869)	(9,172)	(3%)
Technical management expenses	(28,173)	(25,692)	(2,481)	(10%)
Charter hire expenses	(48,496)	(34,571)	(13,925)	(40%)
Other expenses	(79,446)	(69,571)	(9,875)	(14%)
	992,318	1,012,888	(20,570)	(2%)
Gain on disposal of assets	28,520	56,087	(27,567)	(49%)
Depreciation charge of property, plant and equipment	(214,308)	(209,727)	(4,581)	(2%)
Amortisation charge of intangible assets	(803)	(1,300)	497	38%
Operating profit	$805,727	$857,948	$(52,221)	(6%)

Interest income	16,317	17,629	(1,312)	(7%)
Interest expense	(52,375)	(77,385)	25,010	32%
Capitalised financing fees written off	(2,069)	(5,894)	3,825	65%
Other finance expense	(9,662)	(11,845)	2,183	18%
Finance expense - net	(47,789)	(77,495)	29,706	38%
Share of profit of equity-accounted investees, net of tax	20,515	19,073	1,442	8%
Profit before income tax	$778,453	$799,526	$(21,073)	(3%)
Income tax expense	(4,418)	(6,251)	1,833	29%
Profit for the financial year	$774,035	$793,275	$(19,240)	(2%)
Other comprehensive loss(1)	(17,556)	(19,518)	1,962	10%
Total comprehensive income	$756,479	$773,757	$(17,278)	(2%)

(1)
Other comprehensive loss includes foreign currency translation differences and fair value changes on the effective portion of cash flow hedges net of any reclassifications to profit or loss, and net changes in the fair value of equity investments held at fair value through other comprehensive income.

Profit for the financial year. Profit for the year ended December 31, 2024 was $774.0 million, a decrease of $19.2 million, or 2%, from a profit of $793.3 million for the year ended December 31, 2023. The differences between the two periods are discussed below.

Revenue. Revenue from our Hafnia Vessels and TC Vessels for the year ended December 31, 2024 was $1,935.6 million, an increase of $20.1 million, or 1%, from a revenue of $1,915.5 million for the year ended December 31, 2023. TCE income (a non-IFRS measure) per day increased to $33,000 per day for the year ended December 31, 2024 from $32,326 per day for the year ended December 31, 2023. The increase in revenue is discussed below by reportable segment. In each segment, the relative stability of TCE income per day for the year ended December 31, 2024 as against the year ended December 31, 2023, were representative of a market that remained stable at elevated levels.

The following is a calculation of our TCE income:

	For the year ended December 31		Change	Percentage Change
In thousands of U.S. dollars	2024	2023	favourable / (unfavourable)
Revenue (Hafnia Vessels and TC Vessels)	$1,935,596	$1,915,472	$20,124	1%
Revenue (External Vessels in Disponent-Owner Pools(1))	933,051	756,234	176,817	23%
Voyage expenses (Hafnia Vessels and TC Vessels)	(544,317)	(548,865)	4,548	1%
Voyage expenses (External Vessels in Disponent-Owner Pools)	(332,802)	(279,749)	(53,053)	(19%)
Pool distributions (External Vessels in Disponent-Owner Pools)	(600,249)	(476,485)	(123,764)	(26%)
TCE income	$1,391,279	$1,366,607	$24,672	2%

(1)	External Vessels in Disponent-Owner Pools means vessels that are commercially managed by us in disponent-owner pool arrangements and which are not Hafnia Vessels or TC Vessels.

In 2023, we changed some of our Pools from an agent-to-owner model to a disponent-owner model. We refer to such Pools as “Disponent-Owner Pools”. In 2024, our LR2 Pool, LR1 Pool, MR Pool and Handy Pool were Disponent-Owner Pools. In 2024, an additional Panamax pool was set up under the disponent-owner model. For External Vessels in our Disponent-Owner Pools, we recognise revenue, voyage expenses and pool distributions. Recognising Revenue (External Vessels in Disponent-Owner Pools) and voyage expenses (External Vessels in Disponent-Owner Pools) does not affect our profit for the financial year as the net of those two amounts is distributed to the pool participants as pool distributions.

In the following discussions and analysis of our results of operation for the year ended December 31, 2024 compared to the year ended December 31, 2023, any references to ‘revenue’ and ‘voyage expenses’ are references to revenue and voyage expenses relating to the Hafnia Vessels and TC Vessels unless otherwise indicated.

The following is a summary of our consolidated revenue by revenue type, in addition to a reconciliation of voyage expenses, TCE income, TCE income per day and total operating days.

	For the year ended December 31		Change	Percentage Change
In thousands of U.S. dollars	2024	2023	favourable / (unfavourable)
Disaggregation of revenue by revenue type
Revenue from time charter	$132,505	$134,436	$(1,931)	(1%)
Revenue from voyage charter	1,803,091	1,781,036	22,055	1%

Revenue from time charter. Revenue from time charter for the year ended December 31, 2024 remained relatively stable at $132.5 million, which was a decrease of $1.9 million, or 1%, from a revenue of $134.4 million for the year ended December 31, 2023.

During the year ended December 31, 2024, we employed 19 of our Hafnia Vessels, for a total of 5,024 operating days, on time charters outside the Pools. These time charters are summarised in the table below:

Vessel	Vessel type	Term	Commencement date
BW Kestrel	MR	24 months	January 20, 2023
BW Merlin	MR	24 months	January 21, 2023
Hafnia Alabaster	Handy	36 months	September 27, 2024
Hafnia Ane	MR	17 months	June 25, 2024
Hafnia Bering	Handy	12 months	September 30, 2023
Hafnia Cheetah	MR	24 months	February 21, 2023
Hafnia Daisy	MR	60 months	October 16, 2021
Hafnia Falcon	MR	24 months	May 12, 2023
Hafnia Lene	MR	24 months	January 28, 2023
Hafnia Lise	MR	61 months	September 28, 2021
Hafnia Magellan	Handy	24+12+12 months	September 9, 2020
Hafnia Myna	MR	12 months	March 23, 2023
Hafnia Myna	MR	24 months	September 24, 2024
Hafnia Petrel	MR	24 months	October 14, 2023
Hafnia Puma	MR	24 months	November 24, 2024
Hafnia Raven	MR	15 months	May 10, 2023
Hafnia Shinano	LR1	18 months	August 31, 2024
Hafnia Soya	Handy	36 months	April 5, 2024
Hafnia Swift	MR	20 months	April 16, 2024
Hafnia Yangtze	LR1	18 months	November 1, 2024

Revenue from voyage charter. Revenue from voyage charter for the year ended December 31, 2024 remained relatively stable at $1,803.1 million, which was an increase of $22.1 million, or 1%, from a revenue of $1,781.0 million for the year ended December 31, 2023. Revenue from voyage charter includes revenue from those of our Hafnia Vessels and TC Vessels operating in the Pools. The strength of the product tanker market from 2023 continued into 2024. Geopolitical tensions and disruptions in the Red Sea, along with continued refinery ramp-ups and dislocations have contributed significantly to product tonne-mile demand. The closure of the Red Sea for transits initially gave product tanker markets a significant boost in tonne-mile demand which drove earnings, particularly in the LR2 and LR1 segments, to all-time highs. Starting Q3-2024and going into Q4-2024, market conditions softened as we saw increased competition and pressure from the crude tankers’ cannibalisation of the clean petroleum product market. The cannibalisation of middle distillate cargoes moving from east to west consequently resulted in many LR2 and LR1 vessels being positioned east of Suez during the second half of the year. This caused the region to generally be oversupplied with tonnage, which also had a negative effect on the MR segment in the region. In the Atlantic region this was less so the case, but the MR segment suffered from the gasoline arbitrage between Europe and the US being shut for most of Q3-2024 and Q4-2024. Furthermore, for the LR2 and LR1 segments, the increasing output from the Dangote refinery in Nigeria offered more employment to vessels operating in West Africa. However, Nigerian gasoline imports from Europe, now being replaced by domestic production from this refinery, saw a sharp decrease, leaving vessel employment out of Europe well below historical levels. Despite these headwinds, , trade volumes and tonne-miles remained at elevated levels, supported by strong global demand and with the crude tankers market having improved during Q4-2024, their cannibalisation of clean product trades has since subsided.

Voyage expenses. Voyage expenses remained relatively stable at $544.3 million for the year ended December 31, 2024, a decrease of $4.5 million, or 1%, from $548.9 million for the year ended December 31, 2023. Voyage expenses for the year ended December 31, 2024 consisted of fuel oil consumed amounting to $357.5 million, port costs amounting to $150.8 million, broker’s commission expenses amounting to $26.3 million, other voyage-related expenses (including voyage-related insurance) amounting to $8.8 million and pool allocation of $0.9 million. Voyage expenses for the year ended December 31, 2023 consisted of fuel oil consumed amounting to $349.1 million, port costs amounting to $159.0 million, broker’s commission expenses amounting to $26.5 million, other voyage-related expenses (including voyage-related insurance) amounting to $2.6 million and pool allocation of $11.7 million. The expenses relating to fuel oil consumed increased even though bunker prices, on average, have decreased as compared to the year ended December 31, 2023. This can be attributed to the increase in tonne-mile demand and longer sailing distances. The increase in other voyage-related expenses was driven by the utilisation of EUAs as the EU ETS became effective in the year ended December 31, 2024. Pool allocation relates to adjustments to distribute the earnings of the vessels employed in the pools pro rata to their pool points and the decrease was driven by changes in the pool points of all participating vessels in each individual Pool. The decrease in port costs can be attributed to a decrease in Suez Canal transits as vessels were rerouted towards the Cape of Good Hope to avoid disruptions in the Red Sea.

Disaggregation of revenue (Hafnia Vessels and TC Vessels), voyage expenses (Hafnia Vessels and TC Vessels) and TCE income by operating segment

The following is a summary of our consolidated revenue by operating segment, in addition to a reconciliation of voyage expenses, TCE income, TCE income per day and total operating days.

	For the year ended December 31,				Change	Percentage Change
In thousands of U.S. dollars except daily TCE income and operating days	2024		2023		favourable / (unfavourable)
Disaggregation of revenue by operating segment:
LR2	$125,387		$111,164		$14,223	13%
LR1	522,837		536,309		(13,472)	(3%)
MR	915,186		901,038		14,148	2%
Handy	372,130		364,814		7,316	2%
Stainless	N/A	(1)	(226	)(1)	226	100%
Specialised	N/A	(2)	2,373		(2,373)	(100%)

Disaggregation of voyage expenses by operating segment:
LR2	(31,693)		(30,339)		(1,354)	(4%)
LR1	(142,405)		(151,725)		9,320	6%
MR	(251,887)		(246,919)		(4,968)	(2%)
Handy	(118,328)		(118,772)		444	0%
Stainless	N/A	(1)	(36	)(1)	36	100%
Specialised	N/A	(2)	(1,074)		1,074	100%

Disaggregation of TCE income by operating segment:(3)
LR2	93,694		80,825		12,869	16%
LR1	380,432		384,584		(4,152)	(1%)
MR	663,299		654,119		9,180	1%
Handy	253,802		246,042		7,760	3%
Stainless	N/A	(1)	(262	)(1)	262	100%
Specialised	N/A	(2)	1,299		(1,299)	100%

Daily TCE income per operating segment in U.S dollars:(3)(4)
LR2	45,289		36,941		8,347	23%
LR1	38,389		36,749		1,640	4%
MR	30,781		31,382		(601)	(2%)
Handy	29,402		28,333		1,069	4%
Stainless	N/A	(1)	N/A	(1)	N/A	N/A
Specialised	N/A	(2)	13,674		(13,674)	100%

Operating days per operating segment:(5)
LR2	2,069		2,188		(119)	(5%)
LR1	9,910		10,465		(555)	(5%)
MR	21,549		20,844		705	3%
Handy	8,632		8,684		(52)	(1%)
Stainless	N/A	(1)	N/A	(1)	N/A	N/A
Specialised	N/A	(2)	95		(95)	100%
Total operating days	42,160		42,276		(116)	(0%)

(1)
We left the Stainless operating segment in 2022. For this reason, no revenue, voyage expenses and TCE income were reported for this segment in the year ended December 31, 2023, except for certain adjustments relating to prior year voyages. From the year ended December 31, 2024 onwards, it is no longer considered as one of the operating segments.

(2)	We entered and exited the Specialised operating segment in 2023. From the year ended December 31, 2024 onwards, it is no longer considered as one of the operating segments.
(3)
We report TCE income, a non-IFRS measure, because (i) we believe it provides additional meaningful information in conjunction with revenue and voyage expenses, the most directly comparable IFRS measures, (ii) it assists our management in making decisions regarding the deployment and use of our Hafnia Vessels and TC Vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (time charters and voyage charters) under which the vessels may be employed between the periods, and (iv) we believe that it presents useful information to investors.

(4)	This daily amount is calculated on the basis of unrounded amounts, not the rounded amounts in the above table.
(5)	Total operating days include operating days for TC Vessels.

LR2 revenue. LR2 revenue for the year ended December 31, 2024 was $125.4 million, an increase of $14.2 million, or 13%, from a revenue of $111.2 million for the year ended December 31, 2023. The increase in revenue was mainly due to longer average sailing distances as vessels rerouted away from the Suez Canal to the Cape of Good Hope, which benefitted the larger vessel segments.

As a result of these factors, LR2 TCE income per day increased to $45,289 per day from $36,941 per day for the years ended December 31, 2024 and 2023, respectively.

LR2 operating days decreased to 2,069 days from 2,188 days for the years ended December 31, 2024 and 2023, respectively as all six LR2 vessels went for periodic drydocking during 2024.

LR1 revenue. LR1 revenue for the year ended December 31, 2024 was $522.8 million, a decrease of $13.5 million, or 3%, from a revenue of $536.3 million for the year ended December 31, 2023. The decrease in revenue was mainly due to the disposal of six LR1 vessels during 2023, and the full year effect was observed in 2024. These six disposed vessels had 296 operating days in the year ended December 31, 2023. Furthermore, another LR1 vessel, Hafnia Thames, was disposed during 2024. Hafnia Thames contributed 190 operating days during the year ended December 31, 2024, a decrease of 141 days from 331 days for the year ended December 31, 2023. Consequently, although market conditions remained strong for the most part of 2024, fewer operating days were available to us which lead to the decrease in revenue.

LR1 TCE income per day remained relatively stable at $38,389 per day, a slight increase from $36,749 per day for the years ended December 31, 2024 and 2023, respectively.

LR1 operating days decreased to 9,910 days from 10,465 days for the years ended December 31, 2024 and 2023, respectively. This decrease was driven mainly by the aforementioned disposal of vessels during 2023 and 2024.

MR revenue. MR revenue for the year ended December 31, 2024 was $915.2 million, an increase of $14.1 million, or 2%, from a revenue of $901.0 million for the year ended December 31, 2023. The increase in revenue was mainly due to the acquisition of three MR vessels during 2023, and the full year effect of these acquisitions could be observed in 2024. These three MR vessels contributed 459 operating days during 2023 and we operated them for the full year during 2024 for an additional 616 as compared to their operating days in 2023.

MR TCE income per day remained relatively stable at $30,781 per day, a slight decrease from $31,382 per day for the years ended December 31, 2024 and 2023, respectively.

MR operating days increased to 21,549 days from 20,844 days for the years ended December 31, 2024 and 2023, respectively. This increase was driven mainly by the aforementioned acquisition of three vessels during 2023.

Handy revenue. Handy revenue for the year ended December 31, 2024 remained relatively stable at $372.1 million, which is a slight increase of $7.3 million, or 2%, from a revenue of $364.8 million for the year ended December 31, 2023. The increase can be attributable to the fact that we had more Handy vessels fixed on time charters during the year ended December 31, 2024, and at higher time charter rates on average as compared to the year ended December 31, 2023.

Handy TCE income per day remained relatively stable at $29,402 per day, a slight increase from $28,333 per day for the years ended December 31, 2024 and 2023, respectively.

Handy operating days remained relatively stable at 8,632 days which is a slight decrease from 8,684 days for the years ended December 31, 2024 and 2023, respectively. This decrease was driven mainly by a slight increase in drydocking days for our Handy vessels during 2024.

Specialised revenue. We did not operate Hafnia Vessels or TC Vessels in the Specialised segment in 2024. We entered this segment in 2023 as a result of the time chartering-in of one Specialised vessel. We redelivered this vessel to its owner in 2023. Specialised revenue for the year ended December 31, 2023 was $2.4 million. TCE income per day for our Specialised vessel was $13,674 per day for the year ended December 31, 2023. Specialised operating days for the year ended December 31, 2023 was 95.

Other operating income. Other operating income, which mainly consists of pool and bunker management fees, for the year ended December 31, 2024 was $35.2 million, a decrease of $9.8 million or 22% from $45.0 million for the year ended December 31, 2023. This decrease was due to lower pool management fees earned as a result of a reduction in the number of vessels from external pool partners in the Pools from an average of 84 in 2023 to an average of 71 in 2024 and one off income from vessel related claims during 2023 which were not present in 2024, partially offset by higher bunker management fees earned in 2024.

Vessel operating expenses and technical management expenses. Vessel operating expenses for the year ended December 31, 2024 was $278.0 million, an increase of $9.2 million or 3%, from $268.9 million for the year ended December 31, 2023. Vessel operating expenses include crewing, repairs and maintenance, and insurance as well as other expenses relating to the operation of our Hafnia Vessels.

Technical management expenses for the year ended December 31, 2024 was $28.2 million, an increase of $2.5 million or 10% from $25.7 million for the year ended December 31, 2023. Technical management expenses consist of general and administrative costs for the internal technical team and the management fee charged by external technical managers.

Calendar days (excluding TC Vessels) increased to 38,063 from 37,958 for the years ended December 31, 2024 and 2023, respectively.

The following table is a summary of our vessel operating expenses and technical management expenses by operating segment:

	For the year ended December 31,				Change	Percentage Change
In thousands of U.S. dollars except vessel operating expenses per calendar day, technical management expenses per calendar day and calendar days	2024		2023		favourable / (unfavourable)
Vessel operating expenses	$278,041		$268,869		$(9,172)	(3%)

Disaggregation of vessel operating expenses by operating segment:
LR2	15,624		15,267		(357)	(2%)
LR1	64,451		66,884		2,433	4%
MR	132,876		125,393		(7,483)	(6%)
Handy	65,089		61,211		(3,878)	(6%)
Stainless	N/A	(1)	109	(1)	108	99%
Specialised	N/A	(2)	5		5	100%

Vessel operating expenses per calendar day in U.S. dollars:(3)
LR2	7,115		6,971		(144)	(2%)
LR1	7,304		7,126		(178)	(3%)
MR	7,277		7,116		(162)	(2%)
Handy	7,410		6,988		(424)	(6%)
Stainless	N/A	(1)	N/A	(1)	N/A	N/A
Specialised	N/A	(2)	N/A		N/A	N/A
Consolidated vessel operating expenses per calendar day:	7,305		7,083		(221)	(3%)

Technical management expenses	$28,173		$25,692		$(2,481)	(10%)

Disaggregation of technical management expenses by operating segment:
LR2	1,947		1,656		(291)	(18%)
LR1	7,358		7,109		(249)	(4%)
MR	13,619		11,711		(1,909)	(16%)
Handy	5,249		5,216		(33)	(1%)
Stainless	N/A	(1)	N/A	(1)	N/A	N/A
Specialised	N/A	(2)	—		N/A	N/A

Technical management expenses per calendar day in U.S. dollars:(3)
LR2	887		756		(131)	(17%)
LR1	834		757		(76)	(10%)
MR	746		665		(81)	(12%)
Handy	598		595		(3)	(1%)
Stainless	N/A	(1)	N/A	(1)	N/A	N/A
Specialised	N/A	(2)	N/A		N/A	N/A
Consolidated technical management expenses per calendar day:	740		677		(63)	(9%)

Calendar days by operating segment(4)
LR2	2,196		2,190		(6)	(0%)
LR1	8,824		9,386		562	6%
MR	18,259		17,622		(638)	(4%)
Handy	8,784		8,760		(24)	(0%)
Stainless	N/A	(1)	N/A	(1)	N/A	N/A
Specialised	N/A	(2)	N/A	(2)	N/A	N/A
Total calendar days	38,063		37,958		(105)	(0%)

(1)
We left the Stainless operating segment in 2022. For this reason, no operating expenses or technical management expenses were reported for this segment in the year ended December 31, 2023, except for certain adjustments relating to prior year voyages. From the year ended December 31, 2024 onwards, it is no longer considered as one of the operating segments.

(2)	We entered and exited the Specialised operating segment in 2023. From the year ended December 31, 2024 onwards, it is no longer considered as one of the operating segments.
(3)	This daily amount is calculated on the basis of unrounded amounts, not the rounded amounts in the above table.
(4)	Total calendars days exclude calendars days for TC Vessels.

The average vessel operating expenses per day increased to $7,305 per day for the year ended December 31, 2024 from an average of $7,083 per day for the year ended December 31, 2023. Vessel operating expenses per day increased across all vessel segments, with the largest increases affecting the MR and Handy segments.

Vessel operating expenses and technical management expenses by operating segment are discussed below.

LR2 vessel operating expenses and technical management expenses. Vessel operating expenses for our LR2 segment was $15.6 million for the year ended December 31, 2024, an increase of $0.3 million, or 2%, from $15.3 million for the year ended December 31, 2023. Calendar days (excluding TC Vessels) for LR2 vessels remained stable at 2,196, a slight increase from 2,190 days for the years ended December 31, 2024 and 2023, respectively. LR2 vessel operating expenses per day increased to $7,115 per day for the year ended December 31, 2024 from $6,971 per day for the year ended December 31, 2023. This increase was the result of general inflationary pressures which drove up crew mustering and victualing costs and the prices of stores and spares.

Technical management expenses for our LR2 segment was $1.9 million for the year ended December 31, 2024, an increase of $0.3 million or 18% from $1.7 million for the year ended December 31, 2023. LR2 technical management expenses per day increased to $887 per day from $756 per day for the years ended December 31, 2024 and 2023, respectively. This increase was the result of general inflationary pressures driving up headcount costs.

LR1 vessel operating expenses and technical management expenses. Vessel operating expenses for our LR1 segment was $64.5 million for the year ended December 31, 2024, a decrease of $2.4 million, or 4%, from $66.9 million for the year ended December 31, 2023. Calendar days (excluding TC Vessels) for LR1 vessels decreased to 8,824 from 9,386 days for the years ended December 31, 2024 and 2023, respectively, due to the divestment of six LR1 vessels during 2023. LR1 vessel operating expenses per day increased to $7,304 per day for the year ended December 31, 2024 from $7,126 per day for the year ended December 31, 2023. This increase was the result of general inflationary pressures which drove up crew mustering and victualing costs and the prices of stores and spares.

Technical management expenses for our LR1 segment was $7.4 million for the year ended December 31, 2024, an increase of $0.3 million or 4% from $7.1 million for the year ended December 31, 2023. LR1 technical management expenses per day increased to $834 per day from $757 per day for the years ended December 31, 2024 and 2023, respectively. This increase was the result of general inflationary pressures driving up headcount costs.

MR vessel operating expenses and technical management expenses. Vessel operating expenses for our MR segment was $132.9 million for the year ended December 31, 2024, an increase of $7.5 million, or 6%, from $125.4 million for the year ended December 31, 2023. Calendar days (excluding TC Vessels) for MR vessels increased to 18,259 from 17,622 days for the years ended December 31, 2024 and 2023, respectively, due to the acquisition of three MR vessels during 2023. The full year effect could be observed in 2024, and these three vessels contributed an additional 632 days. MR vessel operating expenses per day increased to $7,277 per day for the year ended December 31, 2024 from $7,116 per day for the year ended December 31, 2023. This increase was the result of general inflationary pressures which drove up crew mustering and victualing costs and the prices of stores and spares.

Technical management expenses for our MR segment was $13.6 million for the year ended December 31, 2024, an increase of $1.9 million or 16% from $11.7 million for the year ended December 31, 2023. MR technical management expenses per day increased to $746 per day from $665 per day for the years ended December 31, 2024 and 2023, respectively. This increase was largely due to the aforementioned acquisition of three MR vessels during 2023.

Handy vessel operating expenses and technical management expenses. Vessel operating expenses for our Handy segment was $65.1 million for the year ended December 31, 2024, an increase of $3.9 million, or 6%, from $61.2 million for the year ended December 31, 2023. Calendar days (excluding TC Vessels) for Handy vessels remained relatively stable at 8,784 days, a slight increase from 8,760 days for the years ended December 31, 2024 and 2023, respectively. Handy vessel operating expenses per day increased to $7,410 per day for the year ended December 31, 2024 from $6,988 per day for the year ended December 31, 2023. This increase was mainly due to unforeseen breakdowns and repairs across the Handy fleet, as well as general inflationary pressures driving up costs.

Technical management expenses for our Handy segment remained stable at $5.2 million for the years ended December 31, 2024 and 2023. Handy technical management expenses per day remained stable at $598 per day, a slight increase from $595 per day for the years ended December 31, 2024 and 2023, respectively. This is because in contrast with other segments, the vessels in the Handy segment are all managed by external technical managers, with whom we were able to negotiate management fees to keep our expenses stable.

Specialised vessel operating expenses and technical management expenses. We did not operate Hafnia Vessels or TC Vessels in the Specialised segment in the year ended December 31, 2024. We entered this segment in the year ended December 31, 2023 as a result of time chartering-in one Specialised vessel. We redelivered this vessel to its owner in 2023 and as at the date of this Annual Report no longer operate Hafnia Vessels or TC Vessels in the Specialised segment. During the year ended December 31, 2023, our only vessel operating expenses relating to the Specialised vessel was $0.005 million relating to insurance of the vessel.

We did not incur any technical management expenses for our Specialised segment in the year ended December 31, 2023, as this vessel was time chartered-in, which means that we were not responsible for the technical management of the vessel.

Charter hire expenses. Charter hire expenses were $48.5 million for the year ended December 31, 2024, an increase of $13.9 million or 40%, from $34.6 million for the year ended December 31, 2023. The increase was due mainly due to three new short term time charter-in of MR vessels and a step up in charter hire rates for certain existing TC Vessels.

Other expenses. Other expenses were $79.4 million for the year ended December 31, 2024, an increase of $9.8 million or 14%, from $69.6 million for the year ended December 31, 2023. The change was primarily driven by an increase in staff salaries and benefits, and audit fees, legal fees, other professional fees and compliance costs that were incurred in relation to the NYSE Listing during the first half of 2024.

Gain on disposal of assets. Gain on disposal of assets was $28.5 million for the year ended December 31, 2024 a decrease of $27.6 million or 49% from a gain of $56.1 million for the year ended December 31, 2023. During the year ended December 31, 2024, we divested two vessels, whereas during the year ended December 31, 2023, we divested six vessels. Furthermore, we also realized a loss of $0.6 million on the sale of some of our shareholdings in Zeronorth.

Depreciation charge of property, plant and equipment. The total depreciation charge was $214.3 million for the year ended December 31, 2024. The depreciation charge for the year ended December 31, 2024 comprised $139.0 million on vessels, $35.7 million on drydocking and scrubbers, $39.3 million on right-of-use assets — vessels and $0.3 million of other depreciations. This was an increase of $4.6 million, or 2% from $209.7 million for the year ended December 31, 2023. The depreciation charge for the year ended December 31, 2023 comprised $135.4 million on vessels, $28.8 million on drydocking and scrubbers and $45.2 million on right-of-use assets — vessels and $0.3 million of other depreciations. The increase in depreciation charge was primarily related to the acquisition of three MR vessels and one LR1 vessel which took place progressively from May 2023 to November 2023. The full year effect of the depreciation charge for these vessels could be observed for 2024. This was partially offset by a reduction in deprecation charge of vessels divested during 2023. Higher drydock costs and capital expenditures costs and the extension and remeasurement of leases for certain right-of-use assets also contributed to the increase in depreciation charge.

Amortisation charge of intangible assets. The amortisation charge was $0.8 million for the year ended December 31, 2024, a decrease of $0.5 million or 38% from $1.3 million for the year ended December 31, 2023. This decrease was because intangible assets relating to customer contracts had been fully amortised by May 2024.

Interest income. Interest income was $16.3 million for the year ended December 31, 2024, a decrease of $1.3 million, or 7%, from $17.6 million for the year ended December 31, 2023. This decrease was mainly due to lower interest income earned from the Vista Joint Venture after the repayment of shareholders’ loans.

Interest expense. Interest expense was $52.4 million for the year ended December 31, 2024, a decrease of $25.0 million, or 32%, from $77.4 million for the year ended December 31, 2023.

The decrease in financial expenses during the year ended December 31, 2024 when compared to the year ended December 31, 2023 was primarily attributable to a reduction in SOFR rates in 2024 as compared to 2023 and lower loan balances in 2024 as compared to 2023.

Capitalised financing fees written off. Capitalised financing fees written off was $2.1 million for the year ended December 31, 2024, a decrease of $3.8 million or 65% from $5.9 million for the year ended December 31, 2023. In 2024, the $2.1 million of written off financing fees resulted from the extinguishment of debt and refinancing of certain sale and lease-back liabilities. We extinguished more debt relating to the credit facilities, and sale and lease-back liabilities during 2023, specifically $1.9 million arising from the extinguishment of debt relating to the MUSD 473 Facility, the MUSD 374 and the MUSD 216 Facility (each facility as in “B. Liquidity and Capital Resources – Financing Arrangements – Hafnia Credit Facilities” below) and another $4.0 million arising from the extinguishment of debt and refinancing of certain sale and lease-back liabilities.

Other finance expense. Other finance expense was $9.7 million for the year ended December 31, 2024, a decrease of $2.1 million, or 18%, from $11.8 million for the year ended December 31, 2023. These are generally non-routine items that occur when borrowings are extinguished or re-financed.

Other finance expense for the year ended December 31, 2024 consisted of foreign currency exchange loss of $0.5 million, borrowings undrawn commitment fees of $2.4 million, other financial expenses mainly consisting of loan admin fees, fees relating to exercise of purchase options for certain vessels acquired in the CTI Transaction amounting to $5.1 million and net realised losses on derivatives of $1.7 million.

Other finance expense for the year ended December 31, 2023 consisted of foreign currency exchange loss of $0.8 million, borrowings undrawn commitment fees of $2.6 million, other financial expenses mainly consisting of loan admin fees, option fees of interest rate caps, fees relating to the exercise of purchase options for certain vessels acquired in the CTI Transaction amounting to $7.7 million and net realised losses on derivatives of $0.7 million mainly arising from interest rate caps which have matured during the year.

The decrease in other finance expense for the year ended December 31, 2024 as compared to December 31, 2023 was primarily due to fees relating to the exercise of purchase options in 2023 for certain vessels being more expensive as compared to the purchase options exercised in 2024.

Share of profit of equity-accounted investees, net of tax. Share of profit of equity accounted investees, net of tax, for the year ended December 31, 2024 was $20.5 million, an increase of $1.4 million or 8% from a share of profit of $19.1 million for the year ended December 31, 2023. This increase was primarily because the six LR1 vessels under the Vista Joint Venture which are employed in the LR1 Pool had higher earnings during 2024.

Other comprehensive loss. Other comprehensive loss mainly consists of fair value changes of the effective portion of derivate financial instruments designated as hedging instruments under cash flow hedge accounting, net of any reclassifications to profit or loss as and when the hedged interest expense on the borrowings is recognised in profit or loss, and fair value changes of certain equity investments which are long term and strategic in nature and not held for the purpose of trading. Other comprehensive loss for the year ended December 31, 2024 was $17.6 million, which is a decrease of $1.9 million or 10% from a loss of $19.5 million for the year ended December 31, 2023. This decrease was mainly driven by a change in the forecasted interest rate environment leading to a reduction in fair values of the interest rate swaps. This was partially offset by a lower fair value gain on an equity investment.

Results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2022

For a discussion of our results for the year ended December 31, 2023 compared to the year ended December 31, 2022, please see “Item 5. Operating and Financia Review and Prospects – A. Operating Results – Results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2022” contained in our 2024 Registration Statement.

B.	Liquidity and Capital Resources

We operate in a capital-intensive industry. We have historically financed our acquisition of vessels and other capital expenditures through a combination of cash generated from operations, equity capital and credit facilities and sale and lease-back arrangements.

Our primary source of funds for our short-term and long-term liquidity needs is expected to be the cash flows generated from our Hafnia Vessels and TC Vessels trading in the Pools, in the spot market or on time charter, in addition to cash on hand. Additionally, we receive repayments on shareholder loans from our joint ventures who have vessels operating in the Pools or on long-term time charters. In addition to cash from operations, our sources of medium and long-term liquidity include new loans, refinancing of existing arrangements, drawdowns under committed secured revolving credit facilities, issuance of equity, vessel sales, and sale and lease-back agreements.

Historically, market rates for the vessels in our Hafnia Fleet have been volatile and periodic adjustments to the supply and demand for tankers cause the industry to be cyclical in nature. We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short- and long-term liquidity. When Hafnia Vessels or TC Vessels operate directly in the spot market, we are exposed to high volatility, but we can take advantage of rising freight/hire rate environments. In our view, the volatility is reduced for those of our Hafnia Vessels and TC Vessels operating in the Pools because (i) the Pools aggregate the revenues and expenses of all pool participants and distribute net earnings to the participants based on an agreed-upon formula and (ii) some of the vessels in the pool are on time charter, which ensures a less volatile income stream. In addition to Hafnia Vessels trading directly in the spot market and in the Pools, we also have Hafnia Vessels on long-term time charters. The income from these vessels is less volatile but also does not allow us to take advantage of rising rate environments.

In addition to the general volatility in our industry, our cash flows are affected by the number of vessels we have in operation at a given time. This number may increase or decrease during the year due to vessel acquisitions and divestments as well as drydocking, repairs, maintenance or other events impacting the operability of our Hafnia Vessels and TC Vessels.

Furthermore, the cash flows we generate from our Hafnia Vessels and TC Vessels have in the past and may in the future be impacted by geopolitical events such as the COVID-19 pandemic and the war between Russia and Ukraine as well as other geopolitical risks such as the conflict between Israel and Hamas, the conflict between Israel and Iran and the resulting disruptions to shipping in the Red Sea and increasing trade protectionism. The easing of COVID-19 restrictions around the globe resulted in increased personal mobility which served as a catalyst for underlying demand for refined petroleum products. This demand, combined with low global refined petroleum product inventories and strong refining margins, incentivised refiners to increase and maintain high utilisation levels which drove substantial increases in refined petroleum product export volumes throughout the world. Additionally, the volatility brought on by the ongoing war between Russia and Ukraine, which has resulted in the implementation of sanctions on the export of Russian crude oil and refined petroleum products, has continued to disrupt supply chains for crude oil and refined petroleum products, changing volumes and trade routes, and thus increasing tonne-mile demand for the seaborne transportation of refined petroleum products. We recorded high revenue and net income during the years ended December 31, 2023 and December 31, 2022 as a result of favourable market conditions that began in March 2022. At the start of 2024, our performance was impacted positively by the disruptions in Red Sea, as vessels were rerouted towards the Cape of Good Hope, leading to longer voyages and higher cash flows generated. However, this trend gradually diminished towards the end of 2024 and into 2025 as an increasing number of alternative, shorter trade routes within hemispheres were established, bypassing the Red Sea. Additionally, low crude freight rates in 2024 prompted the transition of crude tankers into trading clean products, which adversely affected our cash flows. Recently, global leaders have announced and/or implemented certain increasingly protective trade measures, including tariffs. If any new tariffs, fees, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated, such changes could have an adverse effect on our cash flows.

Our short-term liquidity requirements relate to operating expenses for our Hafnia Vessels and voyage expenses for our Hafnia Vessels and JV Vessels, service of our credit facilities and payments on lease liabilities (sale and lease-back arrangements accounted for as financing transactions) and time charters, drydocking of certain Hafnia Vessels, contributions or loans to joint ventures, dividend payments, and exercise of purchase options and purchase obligations coming due in the next 12 months.

Our long-term liquidity requirements relate to repayment of credit facilities, payments relating to lease liabilities (sale and lease-back arrangements accounted for as financing transactions) and time-charters (which are accounted for under IFRS 16 – Leases), capital expenditures including acquisition of new or second-hand vessels, non-vessel investments, drydocking of Hafnia Vessels and payment of dividends on our ordinary shares. Our debt facilities and certain of our obligations related to lease liabilities (sale and lease-back arrangements accounted for as financing transactions) typically require us to make interest payments based on SOFR. Significant increases in interest rates could adversely affect our results of operations and our ability to service our debt; however, as a part of our strategy to minimise financial risk, we use interest rate swaps to reduce our exposure to market risk from changes in interest rates.

During 2025, and in addition to our regularly scheduled debt and lease repayments including payments in relation to credit facilities that are maturing during 2025, we also committed to the following:

•
The exercise of the purchase options on two MR vessels (Hafnia Tanzanite and Hafnia Tourmaline) under a sale and lease-back arrangement with CSSC. The purchases closed in January 2025 resulting in a reduction of the related lease liability of $34.2 million.

•
The exercise of the purchase options on two Handy vessels (Hafnia Azotic and Hafnia Aronaldo) under a sale and lease-back arrangement with OCY. The purchase of Hafnia Aronaldo is expected to close in June 2025 and the purchase of Hafnia Azotic is expected to close in September 2025.

•	The fulfilment of the purchase obligation of one LR1 vessel (Hafnia Asia) under a sale and lease-back agreement with Skaatholmen Shipping Ltd. This purchase is expected to close in June 2025.

The MUSD 39.2 SEB Facility is maturing in November 2025 and the MUSD 216 Facility has tranches maturing between April 2026 and October 2026. We do not have any other debt or leasing financing arrangements that are scheduled to mature or expire within 12 months from the date of this Annual Report. We may elect to use purchase options under our sale and lease-back arrangements or time charter-in arrangements in which case the financial lease liabilities or IFRS-16 lease liabilities, as applicable, relating to the vessel(s) in question will be reduced accordingly.

While we believe our current financial position is adequate to address these cash outflows, a deterioration in economic conditions could cause us to breach the covenants under our financing arrangements and could have a material adverse effect on our business, results of operations, cash flows and financial condition. These circumstances could cause us to seek covenant waivers from our lenders and to pursue other means to raise liquidity, such as through the sale of vessels or in the capital markets. A discussion and analysis of our key risks, including sensitivities thereto, can be found in “Item 3. Key Information – D. Risk Factors” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

We continuously evaluate potential transactions that we believe will be accretive to earnings, enhance shareholder value or are in our best interests, which may include the pursuit of additional vessel sales, business combinations, the acquisition of vessels or related businesses, investments in new technologies, the expansion of our operations, repayment of existing debt, share repurchases, short-term investments or other uses. In connection with any transaction, we may enter into additional financing arrangements, refinance existing arrangements or raise capital through public or private debt or equity offerings of our securities. Any funds received or raised by us may be used for any corporate purpose. There is no guarantee that we will grow the size of our fleet or enter into transactions that are accretive to our shareholders.

As at December 31, 2024, we had $517.3 million in liquidity available (December 31, 2023: $462.6 million) with cash and cash equivalents (excluding cash retained in the commercial pools and restricted cash) of $195.3 million (December 31, 2023: $141.6 million) and amounts available and undrawn under our revolving credit facilities of $322.0 million (December 31, 2023: $321.0 million). As at the date of this Annual Report, we hold cash and cash equivalents in U.S. dollars, NOK, EUR, SGD, DKK, and AED (United Arab Emirates Dirham). The changes in our cash balance are discussed below under the section entitled “Cash Flows”. As at December 31, 2024, we had $1,127.7 million (December 31, 2023: $1,303.8 million) in aggregate outstanding indebtedness (which reflects the amounts payable under loans from related and non-related parties, bank borrowings, sale and lease-back liabilities (accounted for as financing transactions) and other lease liabilities). Our credit facilities and other financing arrangements are described below under the section entitled “Financing Arrangements”.

We expect that our existing liquidity and working capital combined with the cash flow we expect to generate from our operations will be sufficient to finance our liquidity needs for a period of at least 12 months from the date of this Annual Report.

Equity

As at December 31, 2024, we had issued 512,563,532 (December 31, 2023: 506,820,170, December 31, 2022: 503,388,593) ordinary shares. At the date of this Annual Report, we have issued 512,563,532 ordinary shares. All issued ordinary shares are fully paid. As at December 31, 2024, we held 9,639,056 shares in treasury (December 31, 2023: 2,626,651, December 31, 2022: 2,793,797).

In the years ended December 31, 2023 and 2022, we have not had any share repurchase programs. In the year ended December 31, 2024, we launched a share repurchase program to repurchase up to 18,000,000 shares for a total amount of $100.0 million during the period December 2, 2024 until no later than January 27, 2025 for the purposes of reducing the number of outstanding shares and to provide returns to the shareholders. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for more information on our share repurchase program.

Cash Flows

The table below summarises our sources and uses of cash for the periods presented:

In thousands of U.S. dollars	For the year ended December 31,
Cash flow data	2024	2023	2022
Net cash provided by operating activities	$1,030,364	$1,060,806	$770,887
Net cash provided by/(used in) investing activities	29,892	(31,677)	(179,131)
Net cash used in financing activities	(999,209)	(1,086,933)	(465,132)

For a discussion of cash flows for the year ended December 31, 2023 compared to December 31, 2022, reference is made to “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Cash Flows” included in our 2024 Registration Statement.

Cash flow from operating activities

Changes in net cash flow from operating activities primarily reflect changes in fleet size, fluctuations in spot tanker rates, changes in interest rates, fluctuations in working capital balances and the timing and the amount of drydocking expenditures, repairs, and maintenance activities. Our exposure to the highly cyclical spot tanker market and the growth of our fleet have contributed significantly to historical fluctuations in operating cash flow.

Year ended December 31, 2024 compared to year ended December 31, 2023:

The following table sets forth the components of our operating cash flows for the years ended December 31, 2024 and December 31, 2023:

	For the year ended December 31,		Change	Percentage Change
In thousands of U.S. dollars	2024	2023	favourable / (unfavourable)
Profit for the financial year	$774,035	$793,275	$(19,240)	(2%)
Adjustments for:
- income tax expense	4,418	6,251	(1,833)	(29%)
- depreciation and amortisation charges	215,111	211,027	4,084	2%
- (gain) on disposal of property, plant and other investments	(28,520)	(56,087)	27,567	49%
- interest income	(16,317)	(17,629)	1,312	7%
- finance expense	64,106	95,124	(31,018)	(33%)
- share of (profit) of equity-accounted investees, net of tax	(20,515)	(19,073)	(1,442)	(8%)
- equity-settled share-based payment transactions	2,960	2,822	138	5%
Operating cash flow before working capital changes	995,278	1,015,710	(20,432)	(2%)
Changes in working capital:
- intangible assets	(5,919)	-	(5,919)	N/A
- inventories	13,549	(17,773)	31,322	176%
- trade and other receivables	53,415	(139,166)	192,581	138%
- trade and other payables	(16,445)	205,663	(222,108)	(108%)
Cash generated from operations	1,039,878	1,064,434	(24,556)	(2%)
Income tax paid	(9,514)	(3,628)	(5,886)	(162%)
Net cash provided by operating activities	$1,030,364	$1,060,806	$(30,442)	(3%)

Net cash provided by operating activities decreased by $30.4 million in 2024 as compared to 2023. During the year ended December 31, 2024, our TCE income increased by $24.7 million, offset by a decrease in cash generated from fees earned through our pool and bunker management services. Furthermore, the cost of operating the business has also increased in general. Our vessel operating expenses and technical management expenses increased as a result of unforeseen breakdown and repairs, and inflationary pressures driving up crew costs and prices of stores and spares. We incurred higher costs on general and administrative expenditures for staff salaries, audit fees, legal fees, other professional fees and also saw additional compliance costs incurred in relation to the NYSE Listing. Charter hire expenses also increased significantly as a result of new time charter hires and also step up in rates for certain existing charter hires. Consequently, this led to a decrease in operating cash flow generated before working capital changes in 2024 as compared to 2023.

In addition, we started acquiring carbon credits in 2024, which were recognised as intangible assets. This caused an increase in net outflow of $5.9 million for working capital changes relating to intangible assets as compared to 2023. Income tax paid also increased. Firstly, because of a delay in payment of taxes payable on prior years. Secondly, corporate taxes in Denmark are estimated in advance at the start of each financial year based on the corporate taxes of the preceding three years. Our estimated corporate tax liability in Denmark has increased  significantly in 2024, in line with an increase in our pool and bunker management fees over the years.

Cash flow from investing activities

Cash flows from our investing activities primarily relate to our acquisition of vessels and divestment of vessels as well as our investments in our joint ventures as further described in “Item 4. Information on the Company – A. History and Development of the Company – Joint Ventures”.

Year ended December 31, 2024 compared to year ended December 31, 2023:

The following table sets forth the components of our investing cash flows for the years ended December 31, 2024 and December 31, 2023:

	For the year ended December 31		Change	Percentage Change
In thousands of U.S. dollars	2024	2023	favourable / (unfavourable)
Interest income received	$12,459	$13,583	$(1,124)	(8%)
Loan to joint venture	(13,207)	(15,488)	2,281	15%
Acquisition of other investments	(861)	(10,408)	9,547	92%
Equity investment in joint venture	(2,217)	(2,240)	23	1%
Return of investment in joint venture	1,360	-	1,360	N/A
Purchase of intangible assets	(23)	-	(23)	N/A
Proceeds from disposal of property, plant and equipment	57,098	142,793	(85,695)	(60%)
Proceeds from disposal of other investments	2,343	-	2,343	N/A
Repayment of loan by joint venture company	22,540	23,975	(1,435)	(6%)
Dividend received from joint venture	-	500	(500)	100%
Purchase of property, plant and equipment	(49,600)	(184,392)	134,792	73%
Net cash provided by/(used in) investing activities	$29,892	$(31,677)	$61,569	194%

The increase of $61.6 million in net cash provided by investing activities in 2024 as compared to 2023 was primarily due to less cash used for the purchase of property, plant and equipment as we did not purchase any new vessels in 2024, whereas we purchased one LR1 and three MR vessels during 2023. In 2024, we also made less acquisitions of other investments, spending $0.7 million on additional investments in Zeronorth and $0.2 million on the acquisition of ordinary shares of Vanguard, whereas in 2023 we spent $10.0 million on acquiring additional minority shares of CHW-LA1 alone. These were offset by lower proceeds from the disposal of property, plant and equipment as we divested six LR1 vessels during 2023, whereas we only divested one LR1 and one MR vessel in 2024.

Cash flow from financing activities

Cash flows from financing activities primarily consist of the proceeds from drawdowns, repayments and costs related to our secured and unsecured debt, financial lease liabilities (relating to sale and lease-back contracts) and lease liabilities arising from the recognition of long-term leases onto the balance sheet in accordance with IFRS 16; the issuance and costs related to our ordinary shares and the payment of dividends to our ordinary shareholders.

Year ended December 31, 2024 compared to year ended December 31, 2023:

The following table sets forth the components of our financing cash flows for the years ended December 31, 2024 and December 31, 2023:

	For the year ended December 31		Change	Percentage Change
In thousands of U.S. dollars	2024	2023	favourable / (unfavourable)
Proceeds from borrowings from external financial institutions	$110,000	$247,030	$(137,030)	(55%)
Proceeds from borrowings from a related corporation	-	-	-	N/A
Repayment of borrowings to external financial institutions	(109,136)	(309,064)	199,928	65%
Repayment of borrowings to a related corporation	-	-	-	N/A
Repayment of borrowings to non-related parties	-	(5,429)	5,429	100%
Repayment of lease liabilities	(201,191)	(390,153)	188,962	48%
Payment of financing fees	(1,085)	(3,997)	2,912	73%
Interest paid to external financial institutions	(41,683)	(73,634)	31,951	43%
Interest paid to a third party	-	(5,707)	5,707	100%
Proceeds from exercise of employee share options	935	9,286	(8,351)	(90%)
Proceeds from equity raise	-	-	-	N/A
Payment of equity raise costs	-	-	-	N/A
Dividends paid	(699,883)	(544,136)	(155,747)	(29%)
Repurchase of treasury shares	(49,161)	-	(49,161)	N/A
Other finance expense paid	(8,005)	(11,129)	3,124	28%
Net cash used in financing activities	$(999,209)	$(1,086,933)	$87,724	8%

(1)
See the following table setting forth the cash drawdowns and repayments on our secured credit facilities, unsecured debt, sale and lease-back liabilities, and IFRS 16 lease liabilities during the years ended December 31, 2024 and 2023.

The decrease of $87.7 million in net cash used in financing activities in 2024 as compared to 2023 was primarily due to lower repayments of borrowings to external financial institutions and lease liabilities as we made voluntary early repayments on borrowings for the $473m facility, $374m facility and $216m facility during 2023. We also exercised more purchase options to buy back and re-finance certain vessels which were financed under sale-and-leaseback contracts during 2024 as compared to 2023. Furthermore, we also made higher amounts of drawdowns of borrowings from external financial institutions during 2024 which was mainly used to support the share repurchase program. These were partially offset by higher amounts of dividends paid during 2024 due to higher payout ratios during the first half of 2024, also in part because the dividend policy was updated in April 2024 to have higher payout ratios when the net loan to value ratio is below 30%.

Cash drawdowns and repayments on our secured credit facilities, unsecured debt, sale and lease-back liabilities, and IFRS lease liabilities

The table below sets forth the cash drawdowns and repayments on our secured credit facilities, unsecured debt, sale and lease-back liabilities, and IFRS 16 lease liabilities during the years ended December 31, 2024 and 2023. The table below does not include cash drawdowns and repayments on credit facilities or other financing arrangements obtained in our joint ventures. Furthermore, the below overview does not include a $50 million receivables purchase facility which was in place during 2021-2023 but which is no longer in place or any “loans” received from suppliers that constitute or have the function of deferred payment terms.

During these periods, certain credit facilities, unsecured debt, and lease financing arrangements were either entered into, drawn, or repaid in full. We refer to Note 21 and Note 23 of our Consolidated Financial Statements included in Item 17 of this Annual Report for further details of all of our financing arrangements, including the activity that occurred during the years ended December 31, 2024 and 2023.

	2024		2023
In thousands of U.S. dollars	Drawdowns	Repayments	Drawdowns	Repayments
Credit Facilities
$473m facility	—	$(28,991)	—	$(81,621)
$374m facility(1)	N/A	N/A	—	(190,788)
$303m facility	110,000	(30,000)	N/A	N/A
$216m facility	—	(12,600)	—	(15,975)
$175m borrowing base facility – Citibank	—	(12,500)	54,000	(1,000)
$175m borrowing base facility – UOB	—	(1,500)	60,000	—
$106m facility(2)	—	(6,777)	—	(8,856)
$84m facility – DSF	—	(6,240)	N/A	N/A
$84m facility – SEB	—	(4,316)	—	(6,240)
$50m FFA margin facility(3)	N/A	N/A	N/A	N/A
$40m facility	—	(2,874)	40,000	(1,245)
$39m facility	—	(3,338)	—	(3,339)
Total Credit Facilities	$110,000	$(109,136)	$154,000	$(309,064)
Loan from non-related party PMSI Loan(4)	N/A	N/A	—	(5,429)
Total loan from non-related party	N/A	N/A	—	$(5,429)
Sale and lease-back
AVIC:(5) Hafnia Aventurine, Hafnia Andesine	N/A	N/A	—	(38,482)
CMB – Fixed rate: Hafnia Axinite, Hafnia Ammolite, Hafnia Azurite, Hafnia Amessi, Hafnia Aquamarine	—	(6,130)	93,030	(4,310)
CMB – Old:(5) Hafnia Axinite, Hafnia Ammolite, Hafnia Azurite, Hafnia Saiph, Hafnia Sceptrum	N/A	N/A	—	(52,058)
CSSC:(5) Hafnia Topaz, Hafnia Tourmaline, Hafnia Tanzanite, Hafnia Alabaster, Hafnia Aragonite, Hafnia Achroite	—	(72,550)	—	(10,067)
Doun Kisen: Hafnia Africa	—	(2,214)	—	(2,089)
ICBCL: Hafnia Excel, Hafnia Exceed, Hafnia Excellence, Hafnia Executive, Hafnia Expedite, Hafnia Experience, Hafnia Excelsior, Hafnia Express, Hafnia Precision, Hafnia Pride, Hafnia Prestige, Hafnia Providence	—	(29,580)	—	(29,580)
ICBCL:(5) Hafnia Adamite, Hafnia Almandine, Hafnia Amazonite, Hafnia Amber	N/A	N/A	—	(72,040)
Ocean Yield: Hafnia Aronaldo, Hafnia Azotic, Hafnia Turquoise(6)	—	(3,088)	—	(31,480)
Jiangsu Financial Leasing Sky:(4) Hafnia Viridian, Hafnia Violette, Hafnia Sirius, Hafnia Sky	—	(39,638)	—	(2,616)
Skaatholmen Shipping:(7) Hafnia Artic & Hafnia Asia	—	(1,755)	—	(21,875)
Yong Sheng Shipping: Hafnia Australia	—	(2,045)	—	(1,939)
SBI:(8) Chem Spark, Chem Stellar	N/A	N/A	—	(4,773	)(9)
SPDBFL:(5) Hafnia Amethyst, Hafnia Ametrine, Hafnia Amessi, Hafnia Aquamarine	N/A	N/A	—	(72,875)
Total sale and lease-back liabilities	—	$(156,999)	$93,030	$(344,184)

IFRS 16 lease liabilities	Additional lease liabilities recognised	Repayments(9)	Additional lease liabilities recognised	Repayments(9)
Basset	$3,069	$(3,622)	—	$(3,568)
Beagle	3,273	(3,238)	3,082	(3,669)
Boxer	3,040	(3,375)	—	(3,636)
Bulldog	3,219	(3,677)	—	(3,541)
Clearocean Ginkgo(10)	—	(3,183)	3,701	(3,377)
Clearocean Milano(10)	—	(2,828)	3,622	(3,309)
Dee4 Larch(10)	—	(1,347)	1,447	(3,290)
Kamome Victoria(10)	—	(2,663)	—	(3,032)
Karimata	3,667	(4,121)	—	(4,178)
Orient Challenge	—	(3,281)	—	(3,104)
Orient Innovation	—	(3,268)	—	(3,092)
Peace Victoria	2,568	(4,040)	—	(3,953)
Sunda	3,968	(4,220)	—	(4,220)
Total IFRS 16 lease liabilities	$22,804	$(42,724)	$11,852	$(45,969)

(1)
This facility’s $274.1 million term loan tranche has been fully repaid in 2023. The amortising $100 million revolving credit facility tranche remains available but was undrawn as at December 31, 2024 and December 31, 2023.

(2)	This facility has been rolled over on a cashless basis into the $84m – DSF Facility and as at the date of this Annual Report is no longer in place.
(3)
This facility has been drawn and repaid on an ongoing basis to support FFA trading margin requirements throughout 2024 and 2023. As this facility is directly linked to the FFA margin trading account with DBS, any drawdowns are automatically netted at DBS with no cashflow impact to Hafnia on an operational basis unless in the event of a margin call.

(4)	This loan has been repaid and is as at the date of this Annual Report no longer in place.
(5)	As at the date of this Annual Report, we have divested or refinanced all vessels under these SLBs, and therefore, these SLBs are no longer in place.
(6)	We have refinanced Hafnia Turquoise in 2023 and as at the date of this Annual Report, this SLB only relates to Hafnia Aronaldo and Hafnia Azotic.
(7)	We have divested Hafnia Arctic, and therefore, as at the date of this Annual Report, this SLB only relates to Hafnia Asia.
(8)
We transferred the legal title to these vessels in 2023 but the vessels were deemed to be sold in 2022. Repayment of lease liabilities relating to these vessels in 2023 did not affect our cash flow as the buyer paid the funds to extinguish the liabilities directly to the lessor.

(9)	Repayments for IFRS 16 lease liabilities included in the above table are exclusive of interest on lease liabilities.
(10)	These vessels have been redelivered to their respective owners.

Significant non-cash transactions

We have not had any significant non-cash transactions in the year ended December 31, 2024.

In the year ended December 31, 2022, we acquired the CTI Fleet through the acquisition of CTI by way of issuance of new shares together with transfer of existing treasury shares. The acquisition was accounted for as an asset acquisition that did not constitute a business.

In exchange for all outstanding shares in CTI, CTI’s shareholders received a total of 99,199,394 ordinary shares comprising 92,112,691 newly issued shares and 7,086,703 treasury shares. The fair value of CTI’s net assets acquired was assessed at $221.1 million. The effects of the CTI Transaction resulted in increases of our assets, liabilities and equity by $943.0 million, $721.9 million and $221.1 million respectively.

In the year ended 2022, two vessels were deemed to be sold, even though physical title was not transferred to the buyer before 2023. These vessels were financed by a sale and lease-back arrangement and in the year ended 2022, the liabilities hereunder remained on the balance sheet along with a corresponding receivable from the buyer. In the year ended 2023, physical title was transferred, and the liabilities were extinguished against the receivables in the balance sheet. This is a non-cash transaction as the buyer paid the funds to extinguish the liabilities directly to the leasing house.

Financing Arrangements

We finance our operations through secured credit facilities and sale and lease-back arrangements. See the below section “Sale and lease-back” for additional information on the sale and lease-back arrangements we have entered into.

We have entered into credit facilities in a number of our subsidiaries. Additionally, our joint venture companies have entered into credit facilities. We do not recognise the debt of our joint venture companies on our balance sheet as they have been equity accounted, but we have a 50% interest in the debt through our equity ownership of the joint ventures. See below “Hafnia Credit Facilities” for the credit facilities entered into by Hafnia and wholly-owned subsidiaries and “Joint Venture Credit Facilities” for the credit facilities entered into by our joint ventures. We refer to Note 21 and Note 23 of our Consolidated Financial Statements included in Item 17 of this Annual Report for further details on our secured credit facilities, sale and lease-back liabilities, and IFRS 16 lease liabilities and to Note 13 and 14 for additional information about our joint ventures.

Our debt and lease financing agreements may additionally require us to comply with a number of covenants, including financial covenants related to liquidity, consolidated net worth, maximum leverage ratios, loan-to-value ratios and collateral maintenance, informational requirements, including the delivery of quarterly and annual financial statements and annual projections, and restrictive covenants, including maintenance of adequate insurances; compliance with laws (including environmental); maintenance of flag and class of the vessels; restrictions on consolidations, mergers or sales of assets; approvals on changes in the manager of the vessels; limitations on liens; limitations on additional indebtedness; prohibitions on paying dividends if a covenant breach or an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; and other customary covenants. Furthermore, our debt and lease financing agreements contain customary events of default, including cross-default provisions, as well as subjective acceleration clauses under which the debt could become due and payable in the event of a material adverse change in our business.

Hafnia Credit Facilities

As at December 31, 2024, our outstanding liability under the Hafnia Credit Facilities was $578.23 million.

The table below gives an overview of our term loan facilities and revolving credit facilities as at December 31, 2024 and December 31, 2023:

Credit Facility(1)	Maturity Date	Total outstanding debt as at December 31, 2024(2)	Total outstanding debt as at December 31, 2023(2)
In thousands of U.S. dollars
MUSD 473 Facility	September 29, 2026	$87,098	$116,089
MUSD 374 Facility	March 31, 2028(3)	N/A	N/A
MUSD 303 Facility	February 28, 2029	80,000	N/A
MUSD 216 Facility	October 2, 2026(4)	131,250	143,850
MUSD 175 Facility – Citi	Renewable semi-annually(5)	40,500	53,000
MUSD 175 Facility – UOB	Renewable semi-annually(5)	58,500	60,000
MUSD 106 Facility	March 31, 2025(6)	N/A	90,777
MUSD 84 Facility – DSF	Up to July 11, 2029	79,683	N/A
MUSD 84 Facility – SEB	December 31, 2026 (term loan) and December 31, 2023 (revolving credit facility)	49,855	56,095
MUSD 50 FFA Facility	Renewable semi-annually(5)	N/A	2,336
MUSD 40 Facility	January 26, 2029	35,881	38,754
MUSD 39 Facility	November 24, 2025	15,464	18,801
Total debt under the credit facilities		$578,231	$579,702

(1)	The table does not include any “loans” received from suppliers that constitute or have the function of deferred payment terms.
(2)
The balances set forth in the table above reflect the principal outstanding due under each facility as at the specified date and does not reflect any (i) unamortised deferred financing fees or other fees, (ii) discounts/premiums, or (iii) deposits or any other amounts not a part of the principal outstanding amount.

(3)
This facility’s $274.1 million term loan tranche has been fully repaid in 2023. The amortising $100 million revolving credit facility tranche remains available but was undrawn as at December 31, 2024 and December 31, 2023.

(4)	October 2, 2026 is the latest vessel tranche’s maturity date for this facility.
(5)
The MUSD 175 Facility – Citi, MUSD 175 Facility – UOB facilities were partially drawn as at December 31, 2024 and December 31, 2023. The MUSD 50 FFA Facility was undrawn as at December 31, 2024 and was partially drawn as at December 31, 2023. For the borrowings under these facilities, we are obligated to either roll over into a new loan under the facility in question or repay the loan within the relevant term. Undrawn portions of these facilities were uncommitted as at December 31,2024 and December 31, 2023 and as at the date of this Annual Report remain uncommitted. An uncommitted facility is a facility where the lenders have no legal obligation to provide a loan but can elect to do so at their discretion.

(6)	This facility has been refinanced and is as at the date of this Annual Report no longer in place.

Each of the Hafnia Credit Facilities bears a floating interest comprised of applicable SOFR (term SOFR, daily SOFR or daily non-cumulative compounded SOFR, as applicable) and a margin.

Credit facilities

Find below detailed descriptions of each of our current term loan and revolving credit facilities. The facilities are listed with the largest credit facilities first.

MUSD 473 Facility

On September 24, 2019, our wholly-owned subsidiaries Hafnia Tankers Shipholding Singapore Pte. Ltd., Hafnia Tankers Shipholding Alpha Pte. Ltd., Hafnia Tankers Shipholding Denmark 1 ApS (subsequently merged into our wholly-owned subsidiary Hafnia Tankers ApS), and Hafnia Tankers Singapore Sub-Holding Pte. Ltd. entered into a $473 million senior secured term loan and revolving credit facility (the “MUSD 473 Facility”) with a syndicate comprising of ABN Amro, BNP Paribas, Credit Agricole, Danske Bank, Danish Ship Finance, ING Bank, Nordea, Oversea-Chinese Banking Corporation, Skandinaviska Enskilda Banken AB, and Standard Chartered Bank with Nordea as facility agent, for the purpose of refinancing two existing facility agreements. The MUSD 473 Facility consists of two tranches of which Tranche A is a $413 million term loan facility (the “2019 Term Loan”) and Tranche B is a $60 million revolving credit facility (the “2019 RCF”).

The MUSD 473 Facility has a term of seven years from the date of first drawdown of the loan. The MUSD 473 Facility bears an interest rate of daily non-cumulative compounded SOFR plus a margin and is payable in quarterly instalments with a balloon at maturity. The first drawdown was made on September 30, 2019 and therefore the facility will expire on September 29, 2026.

As at December 31, 2024, the outstanding amount under MUSD 473 Facility was $87.09 million consisting of $87.09 million from the 2019 Term Loan and the 2019 RCF has remained undrawn.

MUSD 374 Facility

On March 22, 2021, our wholly-owned subsidiary Hafnia SG Pte. Ltd. entered into a $374 million senior secured term loan and revolving credit facility (the “MUSD 374 Facility”) with a syndicate comprising ABN Amro, BNP Paribas, DBS Bank, ING Bank, IYO Bank, Oversea-Chinese Banking Corporation, Skandinaviska Enskilda Banken AB, Société Générale, Standard Chartered Bank and United Overseas Bank with Standard Chartered Bank as facility coordinator and agent. The MUSD 374 Facility has a term of seven years and consists of a $274.1 million term loan facility (the “2021 Term Loan”) and a $100.0 million amortising revolving credit facility (the “2021 RCF”). The MUSD 374 Facility was set up through the refinancing of existing facilities of MUSD 676 and MUSD 192 facilities.

The MUSD 374 Facility bears an interest rate of daily non-cumulative compounded SOFR plus a margin and is payable in quarterly instalments with a balloon at maturity. The MUSD 374 Facility has a sustainability margin adjustment mechanism that depends on our continuous improvement in certain emissions-related key performance indicators (KPIs) including a Fleet Sustainability Score determined by Annual Efficiency Ratio Values and the compliance with SOx cap regulations for all Hafnia-owned ships, in which it enjoys a discount on the margin of up to 0.05% if sustainability targets are met or a premium on the margin of up to 0.025% if sustainability targets are not met.

As at December 31, 2024, there was no outstanding amount under MUSD 374 Facility as the 2021 Term Loan was fully repaid on September 30, 2023 and the 2021 RCF has remained undrawn.

MUSD 303 Facility

On August 30, 2023, our wholly-owned subsidiary Hafnia SG Pte. Ltd. entered into a $303 million amortising revolving credit facility (the “MUSD 303 Facility”) with a syndicate of banks including BNP Paribas, Citibank, Danske Bank, DBS Bank, IYO Bank, Nordea Bank, Oversea-Chinese Banking Corporation and Standard Chartered Bank for the purpose of refinancing existing debt and new vessel acquisitions. The MUSD 303 Facility will mature in February 28, 2029. As at December 31, 2024, we have drawn $80.00 million on this facility.

The MUSD 303 Facility bears an interest rate of daily non-cumulative compounded SOFR plus a margin depending on the level of utilisation of the revolving credit facility. The MUSD 303 Facility has an annual sustainability margin adjustment mechanism with DNV providing the second party opinion on key performance indicators (KPIs) such as emissions-related key performance indicators (KPIs) including a Fleet Sustainability Score determined by Annual Efficiency Ratio Values of all Hafnia-owned ships and relative share of chemical cargoes carried by the Group in which it enjoys a discount on the margin of up to 0.05% if sustainability targets are met or a premium on the margin of up to 0.05% if sustainability targets are not met.

As at December 31, 2024, $80.00 million has been drawn under the MUSD 303 Facility.

MUSD 216 Facility

On January 10, 2019, our wholly-owned subsidiary Hafnia SG Pte. Ltd. entered into a $216 million senior secured term loan facility (the “MUSD 216 Facility”) with a syndicate of banks including Nordea, BNP, OCBC, Société Générale, Standard Chartered Bank and United Overseas Bank, for the purpose of financing six LR2 newbuilds. The MUSD 216 Facility has a term of seven years from the drawdown date for the Tranche A Facility and five years from the drawdown date for the Tranche B Facility. As at December 31, 2019, all six LR2 newbuilds have been delivered with the Tranche A Facility fully drawn down.

On March 18, 2022, we (through our subsidiary Hafnia SG Pte. Ltd.) successfully upsized the MUSD 216 Facility with a new two-year tenor revolving credit facility tranche of $70 million (“Tranche C”). The tranche is non-amortising. Two lenders from the existing facility participated in Tranche C. Tranche C was cancelled as at November 14, 2023.

The MUSD 216 Facility Tranche A and B bear an interest rate of daily non-cumulative compounded SOFR plus a margin and is payable in quarterly instalments with a balloon at maturity. The MUSD 216 Facility Tranche C bear an interest rate of daily non-cumulative compounded SOFR plus a margin until maturity or cancellation.

As at December 31, 2024, the outstanding amount under Tranche A of the MUSD 216 Facility was $131.25 million while Tranche B has been fully repaid.

MUSD 175 Facility – Citi

On January 20, 2023, our wholly-owned subsidiary Hafnia Pools Pte. Ltd. entered into an uncommitted $175 million borrowing base facility (the “MUSD 175 Facility – Citi”) with Citibank N.A, Singapore branch to finance its receivables – freight, demurrage and freight-in-transit for the LR2 and LR1 pools. The MUSD 175 Facility – Citi has a tenor of six months and is renewable every 6 months. The undrawn portion of the facility remains uncommitted until drawn. This means that the lender does not have a legal obligation to provide loans under the facility but that the terms and conditions of the facility will apply if the facility is drawn. The drawn debt is used to provide back-to-back working capital loans to pool participants in the LR2 and LR1 pools subject to receipt of eligible transaction security. The MUSD 175 Facility – Citi bears an interest rate of 1 month term SOFR plus a margin.

As at December 31, 2024, the outstanding amount under the MUSD 175 Facility – Citi was $40.50 million.

MUSD 175 Facility – UOB

On February 24, 2023, our wholly-owned subsidiary Hafnia Pools Pte. Ltd. entered into an uncommitted $175 million borrowing base facility (the “MUSD 175 Facility – UOB”) with United Overseas Bank Limited to finance its receivables – freight, demurrage and freight-in-transit for the MR and Handy pools. The MUSD 175 Facility – UOB has a tenor of six months and is renewable every 6 months. The undrawn portion of the facility remains uncommitted until drawn. This means that the lender does not have a legal obligation to provide loans under the facility but that the terms and conditions of the facility will apply if the facility is drawn. The drawn debt is used to provide back-to-back working capital loans to pool participants in the MR and Handy pools subject to receipt of eligible transaction security. The facility contains an accordion clause which can increase the facility by up to $75.0 million upon exercise. As at December 31, 2024, this option has not been exercised.

The MUSD 175 Facility – UOB bears an interest rate of 1 month term SOFR plus a margin.

As at December 31, 2024, the outstanding amount under the MUSD 175 Facility – UOB was $58.50 million.

MUSD 84 Facility – DSF

On July 11, 2024, our wholly-owned subsidiary Hafnia SG Pte. Ltd. entered into a $84 million senior secured loan facility (the “MUSD 84 Facility – DSF”) with Danish Ship Finance to refinance four of its existing MR vessels under a MUSD 106 facility with the same lender. The MUSD 84 Facility – DSF’s term loan tranche has been fully drawn. The MUSD 84 Facility – DSF has a tenor up to five years and will mature on July 11, 2029.

The MUSD 84 Facility – DSF bears an interest rate of daily non-cumulative compounded SOFR plus a margin and is payable in quarterly instalments with a balloon at maturity.

As at December 31, 2024, the outstanding amount under the term loan under the MUSD 84 Facility – DSF was $79.68 million.

MUSD 84 Facility – SEB

On December 17, 2021, our wholly-owned subsidiary Hafnia SG Pte. Ltd. entered into an $84 million senior secured loan facility (the “MUSD 84 Facility – SEB”) with SEB, Singapore Branch to refinance four of its existing MR vessels under a MUSD 266 facility. The MUSD 84 Facility – SEB has been fully drawn down. The facility consists of a term loan tranche of $68.6 million and a revolving credit facility tranche with commitment of $15.9 million. The term loan and revolving credit facility tranche has a five- and two-year tenor, respectively.

The MUSD 84 Facility – SEB term loan tranche bears an interest rate of daily non-cumulative compounded SOFR plus a margin and is payable in quarterly instalments with a balloon at maturity. The MUSD 84 Facility – SEB revolving credit facility tranche bore an interest rate of daily non-cumulative compounded SOFR plus a margin.

As at December 31, 2024, the outstanding amount under the term loan under the MUSD 84 Facility – SEB was $49.85 million, while the revolving credit facility has been cancelled as of September 29, 2023.

MUSD 50 FFA Margin Facility

On August 18, 2023 our wholly-owned subsidiary Hafnia Pools Pte. Ltd. entered into a $50 million uncommitted FFA margin facility (the “MUSD 50 FFA Margin Facility”) agreement with DBS Bank for the purpose of facilitating FFA trading and funding of the margins.

The MUSD 50 FFA Margin Facility bears an interest rate of daily SOFR plus a margin.

As at December 31, 2024, the MUSD 50 FFA Margin Facility was undrawn.

MUSD 40 Facility

On July 18, 2023, our wholly-owned subsidiary Hafnia SG Pte. Ltd. entered into a $40 million senior secured loan facility (the “MUSD 40 Facility”) with NTT Leasing Singapore to refinance two of its existing Handy vessels from a sale and lease-back arrangement with AVIC. The MUSD 40 Facility has been fully drawn down. The MUSD 40 Facility has a tenor of five and a half years and will mature on January 26, 2029.

The MUSD 40 Facility bears an interest rate of 3 month term SOFR plus a margin and is payable in quarterly instalments with a balloon at maturity.

As at December 31, 2024, the outstanding amount under the MUSD 40 Facility was $35.88 million.

MUSD 39 Facility

On January 8, 2019, our wholly-owned Hafnia SG Pte. Ltd. entered into a $30 million unsecured term loan (the “MUSD 30 Facility”) with SEB, Singapore Branch for the purpose of financing general working capital purposes. The MUSD 30 Facility had a term of one year with a final maturity date of December 31, 2019. In January 2020, we extended the MUSD 30 Facility by 15 months, with the revised maturity date being in April 2021.

On November 17, 2020, this facility was refinanced, amended, and restated to a $39 million term loan and revolving credit facility (the “MUSD 39 Facility”), with a revised tenor of five years and a maturity date in November 2025. The term loan tranche amounts to $29.6 million while the revolving credit facility commitment amounts to $9.6 million.

The MUSD 39 Facility bears an interest rate of daily non-cumulative compounded SOFR plus a margin and is payable in quarterly instalments with a balloon at maturity.

As at December 31, 2024, the loan outstanding under the MUSD 39 Facility was $15.46 million and the revolving credit tranche remains committed and undrawn.

Financial covenants – Hafnia Credit Facilities

The Hafnia Credit Facilities contain certain financial covenants that the relevant borrower must comply with. As at the date of this Annual Report, we are in compliance with all financial covenants under Hafnia Credit Facilities. See below a description of the financial covenants in the Hafnia Credit Facilities.

Minimum Security Value

For the MUSD 473, 374, 303, 216, 84 – DSF, 84 – SEB, 40 and 39 Facilities, the minimum security value covenant requires that the fair market value of the security vessels equates to or is higher than 125% of the outstanding loan amount and, if applicable, the undrawn RCF, with respect to each loan (to be measured on a semi-annual basis in June 30 and December 31 of each year).

The aggregate fair market value of the security vessels with respect to each loan facility as at December 31, 2024 is as set out in the table below.

Loan facility	Aggregate fair market value (December 31, 2024)
MUSD 473 Facility	408.9% of the outstanding loan amount
MUSD 374 Facility	871.8% of the outstanding loan amount
MUSD 303 Facility	193.9% of the outstanding loan amount
MUSD 216 Facility	324.6% of the outstanding loan amount
MUSD 84 Facility – DSF	184.0% of the outstanding loan amount
MUSD 84 Facility – SEB	282.4% of the outstanding loan amount
MUSD 40 Facility	181.2% of the outstanding loan amount
MUSD 39 Facility	281.4% of the outstanding loan amount

For the MUSD 473 Facility, MUSD 374 Facility, MUSD 303 Facility, MUSD 216 Facility, MUSD 175 Facility – Citi, MUSD 175 Facility – UOB, MUSD 84 Facility – DSF, MUSD 84 Facility – SEB, MUSD 50 FFA Margin Facility, MUSD 40 Facility, MUSD 39 Facility, we (as a group) as a guarantor are required to comply with the following financial covenants:

•	we must ensure that our adjusted equity ratio is equal to or higher than 25%;

•	we must ensure that our adjusted equity is equal to or more than $350 million; and

•	we must ensure that our cash and cash equivalents under the facilities is at all times more than $60 million, of which $30 million may consist of credit lines.

For the MUSD 50 FFA Margin Facility, there is an additional covenant of fair market value of vessels less total secured borrowing to total unsecured borrowing ratio is less than 2.

Under the Hafnia Credit Facilities, the financial covenants set out above will be tested with respect to each credit facility as at June 30 and December 31 of each year.

Adjusted equity ratio is adjusted equity expressed as a percentage of the sum of liabilities and adjusted equity. Adjusted equity is the total shareholders’ equity as presented in our consolidated financial statements after adjusting the vessels’ values to their fair market values. Cash and cash equivalents are as presented in our consolidated financial statements.

As at December 31, 2024, our adjusted equity ratio was 71.0%, our adjusted equity was $3,582.66 million and the cash and cash equivalents and the available credit line was $322.04 million.

Security – Hafnia Credit Facilities

Our Hafnia Credit Facilities and future credit facilities may be secured by the following items:

•	a first priority mortgage over the relevant collateralised vessels;

•	a first priority assignment of earnings, insurances and long-term charters from the mortgaged vessels for the specific facility;

•	an account pledge for the specific facility;

•	a pledge of the equity interests of each vessel-owning subsidiary under the specific facility; and

•	a guarantee from us or from our subsidiaries.

See the below overview of the security granted under the Hafnia Credit Facilities and see the below additional description of the security granted under the Hafnia Credit Facilities.

Credit facility	Mortgage over vessel(s)	Assignment of earnings, insurances, and long-term charters	Account pledge(s)	Pledge(s) of equity interests.	Guarantee
MUSD 473 Facility	Yes	Yes	—	Yes	Yes
MUSD 374 Facility	Yes	Yes	—	—	Yes
MUSD 303 Facility	Yes	Yes	—	—	Yes
MUSD 216 Facility	Yes	Yes	—	—	Yes
MUSD 175 Facility – Citi	—	—	Yes	—	Yes
MUSD 175 Facility – UOB	—	—	Yes	—	Yes
MUSD 84 Facility – DSF	Yes	Yes	—	—	Yes
MUSD 84 Facility – SEB	Yes	Yes	—	—	Yes
MUSD 50 FFA Margin Facility	—	—	Yes	—	Yes
MUSD 40 Facility	Yes	Yes	—	—	Yes
MUSD 39 Facility	Yes	Yes	—	Yes	Yes

We, Hafnia Limited, have provided a parent guarantee under all Hafnia Credit Facilities in place as at the date of this Annual Report.

Please find below an overview of the vessels with a first priority mortgage under the Hafnia Credit Facilities as at the date of this Annual Report. In each case where a vessel has been collateralised, the mortgage is supplemented by an assignment of earnings, insurances, and long-term charters (charters exceeding 36 months) except for the MUSD 39 Facility for the relevant vessel(s).

Credit facility	Collateralised vessels
MUSD 473 Facility
Hafnia Bering, Hafnia Malacca, Hafnia Soya, Hafnia Sunda, Hafnia Torres, Hafnia Ane, Hafnia Crux, Hafnia Daisy, Hafnia Henriette, Hafnia Kirsten, Hafnia Lene, Hafnia Leo, Hafnia Libra, Hafnia Lise, Hafnia Lotte, Hafnia Lupus, Hafnia Phoenix, Hafnia Taurus, Hafnia Mikala

MUSD 374 Facility
Hafnia Kallang, Hafnia Nile, Hafnia Tagus, Hafnia Yarra, Hafnia Bobcat, Hafnia Cheetah, Hafnia Cougar, Hafnia Egret, Hafnia Falcon, Hafnia Jaguar, Hafnia Leopard, Hafnia Lioness, Hafnia Panther, Hafnia Tiger

MUSD 303 Facility
Hafnia Almandine, Hafnia Amber, Hafnia Amethyst, Hafnia Ametrine, Hafnia Amazonite, Hafnia Adamite, Hafnia Turquoise, Hafnia Atlantic, Hafnia Pacific, Hafnia Achroite, Hafnia Alabaster, Hafnia Aragonite, Hafnia Viridian, Hafnia Violette, Hafnia Valentino

MUSD 216 Facility	Hafnia Despina, Hafnia Galatea, Hafnia Larissa, Hafnia Neso, Hafnia Thalassa, Hafnia Triton
MUSD 84 Facility – DSF	Hafnia Petrel, Hafnia Raven, Hafnia Swift, BW Wren
MUSD 84 Facility – SEB	Hafnia Eagle, Hafnia Hawk, BW Kestrel, BW Merlin
MUSD 40 Facility	Hafnia Andesine, Hafnia Aventurine
MUSD 39 Facility	Hafnia Andrea, Hafnia Caterina

Please find below an overview of the Hafnia Credit Facilities as at the date of this Annual Report which have an account pledge of the borrower for the specific credit facility and additional description of the account pledges.

Credit facility	Account Pledge of Borrower
MUSD 175 Facility – UOB	Hafnia Pools Pte. Ltd. has provided four account pledges with floating charges to UOB for two operating and two collections accounts on behalf of the Handy and MR pools.
MUSD 175 Facility – Citi	Hafnia Pools Pte. Ltd. has provided two account pledges with floating charges to Citi for two collections accounts on behalf of the LR1 and LR2 pools.
MUSD 50 FFA Facility	Hafnia Pools Pte. Ltd. has provided two account pledges with floating charges to DBS for one current account and one term deposit account as cash collateral.

In two of the Hafnia Credit Facilities, a pledge has been granted over the equity interest of the vessel owning subsidiary or subsidiaries:

Credit facility	Pledge of equity interest of vessel owning subsidiary
MUSD 473 Facility	Pledges have been granted over the shares in Hafnia Tankers Shipholding Alpha Pte. Ltd., Hafnia Tankers Shipholding Singapore Pte. Ltd., Hafnia Tankers Singapore Sub-Holding Pte. Ltd.
MUSD 39 Facility	Pledges have been granted over the shares in Hafnia One Pte. Ltd.

Joint Venture Credit Facilities

As at December 31, 2024, the outstanding liability under the facilities in our joint ventures was $320.00 million and our interest herein was $160.00 million through our 50% ownership of each of the joint ventures.

The table below gives an overview of the joint ventures’ credit facilities as at December 31, 2024 and December 31, 2023:

Credit Facility	Maturity Date	Total outstanding debt as at December 31, 2024(1)	Total outstanding debt as at December 31, 2023(1)
In thousands of U.S. dollars
Crédit Agricole Financing Ecomar Joint Venture	15-year charter period from respective deliveries	$12,906	N/A
MUSD 111 Facility Vista Joint Venture	Twelve years after drawdown (last tranche on September 30, 2032)	75,387	$82,788
MUSD 89.6 Facility Vista Joint Venture	Ten years after drawdown (last tranche on May 22, 2033)	81,035	86,306
MUSD 88.5 Facility Vista Joint Venture	Seven years after drawdown (last tranche on February 28, 2024)	83,583	43,635
MUSD 52 Facility Vista Joint Venture	Twelve years after drawdown (last tranche on July 21, 2031)	30,670	34,123
MUSD 23 Facility Andromeda Joint Venture	Seven years after drawdown (last tranche on December 29, 2028)	19,110	20,580
MUSD 22 Facility Andromeda Joint Venture	July 27, 2026	17,312	18,785
Total debt under the Joint Venture Credit Facilities		$320,003	$286,217
50% of total debt (corresponding to our interest in the debt under the Joint Venture Credit Facilities)		$160,002	$143,109

(1)
The balances set forth in the table above reflect the principal outstanding due under each facility as at the specified date and does not reflect any (i) unamortised deferred financing fees or other fees, (ii) discounts/premiums, (iii) deposits or any other amounts not a part of the principal outstanding amount.

Each of the Joint Venture Credit Facilities bears a floating interest comprised of applicable SOFR (term SOFR, daily SOFR or daily non-cumulative compounded overnight SOFR, as applicable) and a margin. The exception hereto is the Crédit Agricole Financing which is not a traditional bank financing but is instead a French tax lease arrangement similar to a sale and lease-back financing arrangement.

Credit facilities

Find below detailed descriptions of each of the credit facilities obtained in our joint ventures. The facilities are listed with the largest credit facilities first.

Crédit Agricole Financing

On September 20, 2024, Ecomar Alpha SAS, Ecomar Bravo SAS, Ecomar Charlie SAS and Ecomar Delta SAS (all of which are part of our Ecomar Joint Venture) entered into French tax lease arrangements for four methanol dual-fuel MR vessels under construction with GSI with Crédit Agricole as the lease arranger (the “Crédit Agricole Financing”). The first vessel was delivered on January 14, 2025 and the remaining three vessels will be delivered from 2025 to 2026. Under the Crédit Agricole Financing, the vessels will be sold to and delivered to special purpose vehicles owned by Crédit Agricole upon delivery from the shipyard and thereafter enter into 15-year bareboat charters with each of Ecomar Alpha SAS, Ecomar Bravo SAS, Ecomar Charlie SAS and Ecomar Delta SAS, commencing upon their respective deliveries. Crédit Agricole, SEB and ABN Amro as lenders will provide loans to the special purpose vehicles to finance the acquisition of the vessels. The Ecomar Joint Venture companies will pay charterhire under the bareboat charters to the special purpose vehicles owned by Crédit Agricole. The arrangement is expected to amount to a total of $149.2 million for all four vessels of which we will have a 50% interest, equalling $74.6 million.

The financing arrangement is cross-collateralised across the four vessels.

Charterhire, which is paid semi-annually in arrears, includes a fixed repayment amount and an interest amount calculated based on the daily non-cumulative compounded SOFR plus a margin.

As at December 31, 2024, the amount of pre-delivery funding amounted to $12.91 million.

MUSD 111 Facility

On July 19, 2019, Vista Shipholding III, IV, V and VI Limited (part of our Vista Joint Venture) entered into a $111 million senior secured term loan facility with a syndicate of banks including KFW, OCBC, and Société Générale (Hong Kong) to finance the delivery of four LR1 vessels between 2019 and 2021 (the “MUSD 111 Facility”). The facility is backed by Sinosure. The facility has a maturity date falling 12 years after drawdown. In 2020, the Vista entities were redomiciled into Singapore entities (now being Vista Shipholding III, IV, V, VI Pte. Ltd.). The MUSD 111 Facility contains a most favoured nation clause applicable to certain terms including financial covenants, cross default and creditor process provisions.

The MUSD 111 Facility bears an interest rate of daily non-cumulative compounded SOFR plus a margin and is payable in quarterly instalments with a balloon at maturity.

As at December 31, 2024, our loan outstanding on this facility amounted to $37.69 million (equal to 50% of total loan outstanding of $75.39 million).

MUSD 89.6 Facility

On December 22, 2022, Vista Shipholding VII Pte. Ltd. and Vista Shipholding VIII Pte. Ltd. (part of our Vista Joint Venture) entered into a $89.6 million senior secured term loan facility with Standard Chartered Bank (Singapore) Limited and Oversea-Chinese Banking Corporation Limited as lenders to finance the delivery of the first two LR2 vessels (the “MUSD 89.6 Facility”). The MUSD 89.6 Facility has been fully drawn down and matures ten years after drawdown. The MUSD 89.6 Facility has a sustainability margin adjustment mechanism in which it enjoys a discount on the margin of up to 0.05% if sustainability targets including emissions-related Fleet Annual Efficiency Ratio Values determined by Annual Efficiency Ratio Values and Fleet SOx Emissions Intensity targets are met for the mortgaged vessels and a premium on the margin of up to 0.05% if sustainability targets are not achieved. The MUSD 89.6 Facility contains a most favoured nation clause applicable to certain terms including financial covenants, cross default and creditor process provisions.

The MUSD 89.6 Facility bears an interest rate of 3 month Term SOFR plus a margin and is payable in quarterly instalments with a balloon at maturity.

As at December 31, 2024, our loan outstanding on this facility amounted to $40.52 million (equal to 50% of total loan outstanding of $81.04 million).

MUSD 88.5 Facility

On October 13, 2023, Vista Shipholding IX Pte. Ltd. and Vista Shipholding X Pte. Ltd. (part of our Vista Joint Venture) entered into a $88.5 million senior secured term loan facility with Oversea-Chinese Banking Corporation Limited and Bank of China (Hong Kong) Limited as lenders to finance the delivery of two LR2 vessels (the “MUSD 88.5 Facility”). The MUSD 88.5 Facility has been drawn in two tranches; the first on October 31, 2023 and the second tranche on February 28, 2024. The MUSD 88.5 Facility will mature seven years after drawdown. The MUSD 88.5 Facility has a sustainability margin adjustment mechanism in which it enjoys a discount on the margin of up to 0.05% if sustainability targets including a Fleet Annual Efficiency Ratio determined by Annual Efficiency Ratio Values are met and a premium on the margin of up to 0.05% if sustainability targets are not achieved. The MUSD 88.5 Facility contains a most favoured nation clause applicable to certain terms including financial covenants, cross default and creditor process provisions.

The MUSD 88.5 Facility bears an interest rate of 3 month Term SOFR plus a margin and is payable in quarterly instalments with a balloon at maturity.

As at December 31, 2024, our loan outstanding on this facility amounted to $41.79 million (equal to 50% of total loan outstanding of $83.58 million).

MUSD 52 Facility

On July 26, 2018, Vista Shipholding I Limited and Vista Shipholding II Limited (part of our Vista Joint Venture) entered into a $52 million senior secured term loan facility with the Export-Import Bank of China to finance the delivery of two LR1 vessels (the “MUSD 52 Facility”). The facility has a maturity date falling 12 years after drawdown. In 2020, the Vista entities were redomiciled into Singapore entities (now being Vista Shipholding I Pte. Ltd. and Vista Shipholding II, Pte. Ltd.).

The MUSD 52 Facility bears an interest rate of daily SOFR plus a margin and is payable in quarterly instalments with a balloon at maturity.

As at December 31, 2024, our loan outstanding on this facility amounted to $15.34 million (equal to 50% of total loan outstanding of $30.67 million).

MUSD 23 Facility

On December 27, 2021, Green Stars Shipping Limited (part of our Andromeda Joint Venture) entered into a $23 million term loan facility (the “MUSD 23 Facility”) with a bank to finance the delivery of one MR vessel, PS Stars. The facility has a maturity date falling seven years after drawdown. In 2024, Green Stars Shipping Limited was redomiciled to Singapore (now being Green Stars Shipping Pte. Ltd.).

The MUSD 23 Facility was fully drawn down on January 18, 2022. The MUSD 23 Facility contains a most favoured nation clause applicable to certain terms including financial covenants, cross default and creditor process provisions.

The MUSD 23 Facility bears an interest rate of daily non-cumulative compounded SOFR plus a margin and is payable in quarterly instalments with a balloon at maturity.

As at December 31, 2024, our share of the bank borrowings outstanding under the facility was $9.56 million (equal to 50% of the total loan outstanding of $19.11 million).

MUSD 22 Facility

On July 22, 2021, Yellow Star Shipping Ltd. (part of our Andromeda Joint Venture) entered into a $22 million term loan facility (the “MUSD 22 Facility”) with Crédit Agricole (London) to finance the delivery of one MR vessel, Yellow Stars. The facility has a maturity date falling five years after drawdown. In 2024, Yellow Stars Shipping Ltd. was redomiciled to Singapore (now being Yellow Stars Shipping Pte. Ltd.).

The MUSD 22 Facility was fully drawn down on July 27, 2021. The MUSD 22 Facility contains a most favoured nation clause applicable to additional financial covenants or changes to existing financial covenants.

The MUSD 22 Facility bears an interest rate of daily non-cumulative compounded SOFR plus a margin and is payable in quarterly instalments with a balloon at maturity.

As at December 31, 2024, our share of the bank borrowings outstanding under the facility was $8.66 million (equal to 50% of the total loan outstanding of $17.31 million).

Financial covenants – Joint Venture Credit Facilities

The Joint Venture Credit Facilities contain certain financial covenants that the relevant borrower must comply with. As at the date of this Annual Report, we are in compliance with all financial covenants under the Joint Venture Credit Facilities. See below a description of the financial covenants in the Joint Venture Credit Facilities.

Minimum Security Value

The MUSD 111, 89, 88, 52, 23 and 22 Facilities contain a minimum security value covenant which require that the fair market value of the security vessels equates to or is higher than 125% (135% for the MUSD 22 Facility) of the outstanding loan amount with respect to each loan (to be measured on a semi-annual basis in June 30 and December 31 of each year).

The aggregate fair market value of the security vessels with respect to each loan facility as at December 31, 2024 is as set out in the table below.

Credit facility	Aggregate fair market value (December 31, 2024)
MUSD 111 Facility	271.9% of the outstanding loan amount
MUSD 89.6 Facility	224.6% of the outstanding loan amount
MUSD 88.5 Facility	220.4% of the outstanding loan amount
MUSD 52 Facility	326.1% of the outstanding loan amount
MUSD 23 Facility	255.1% of the outstanding loan amount
MUSD 22 Facility	270.8% of the outstanding loan amount

For the MUSD 111 Facility, MUSD 89 Facility, and MUSD 88 Facility, Hafnia as a guarantor is required to comply with the following financial covenants:

•	we must ensure that our adjusted equity ratio is equal to or higher than 25%;

•	we must ensure that our adjusted equity is equal to or more than $350 million; and

•	we must ensure that our cash and cash equivalents under the facilities is at all times more than $60 million, of which $30 million may consist of credit lines.

Under the Joint Venture Credit Facilities, the financial covenants set out above will be tested as at June 30 and December 31 of each year.

For the MUSD 52 Facility, the borrowers (Vista Shipholding I Pte. Ltd. and Vista Shipholding II Pte. Ltd.) are required to ensure that the aggregate of (1) the market values of the vessels (in the security package for the MUSD 52 Facility) and (2) the market value of any additional security is at all times equal to or greater than 125% of the loan.

The financial covenants set out above will be tested once as at December 31 in each year.

For the Crédit Agricole Financing, the Ecomar Shipholding S.A.S. (as guarantor) is required to comply with two financial covenants to ensure that (1) consolidated working capital is more than 0 and that (2) the ratio of net financial indebtedness to consolidated total capitalisation is less than 80% at all times. These financial covenants will be tested as at June 30 and December 31 of each year.

Security – Joint Venture Credit Facilities

Our Joint Venture Credit Facilities and future credit facilities in our joint ventures may be secured by the following items:

•	a first priority mortgage over the relevant collateralised vessels;

•	a first priority assignment of earnings, insurances and charters from the mortgaged vessels for the specific facility;

•	an account pledge of the vessel-owning subsidiary for the specific facility;

•	a pledge of the equity interests of each vessel owning subsidiary under the specific facility; and

•	a parent guarantee where the indebtedness is not taken at the level of the parent.

See the below overview of the security granted under the Joint Venture Credit Facilities and see the below additional description of the security granted under the Joint Venture Credit Facilities.

Credit facility	Mortgage over vessel(s)	Assignment of earnings, insurances, and long-term charters	Account pledge(s)	Pledge(s) of equity interests.	Guarantee
Crédit Agricole Financing Ecomar Joint Venture	—(1)	Yes	Yes	—	Yes
MUSD 111 Facility Vista Joint Venture	Yes	Yes	Yes	Yes	Yes
MUSD 89.6 Facility Vista Joint Venture	Yes	Yes	—	—	Yes
MUSD 88.5 Facility Vista Joint Venture	Yes	Yes	—	—	Yes
MUSD 52 Facility Vista Joint Venture	Yes	Yes	Yes	Yes	Yes
MUSD 23 Facility Andromeda Joint Venture	Yes	Yes	—	Yes	Yes
MUSD 22 Facility Andromeda Joint Venture	Yes	Yes	Yes	Yes	Yes

(1)
 Due to the structure of the Crédit Agricole Financing, a first priority mortgage is provided from each Crédit Agricole special purpose vehicle to the lenders. This means that while there is a mortgage over each vessel, the mortgages are not provided by the Ecomar Joint Venture.

Please find below an overview of the vessels with a first priority mortgage for the specific credit facility under the Joint Venture Credit Facilities as at the date of this Annual Report. In each case where a vessel has been collateralised, the mortgage is supplemented by an assignment of earnings, insurances, and long-term charters (charters exceeding 12 months) for the relevant vessel(s):

Credit facility	Collateralised vessels
Crédit Agricole Financing	Ecomar Gascogne, Hull no. 21110075 (tbn. Ecomar Guyenne), Hull no. 23110004 (tbn. Ecomar Garonne), Hull no. 23110005 (tbn. Ecomar Gironde)(1)
MUSD 111 Facility	Hafnia Guangzhou, Hafnia Beijing, Hafnia Shenzhen, Hafnia Nanjing
MUSD 89.6 Facility	Hafnia Loire, Hafnia Languedoc
MUSD 88.5m Facility	Hafnia Larvik, Hafnia Lillesand
MUSD 52 Facility	Hafnia Hong Kong, Hafnia Shanghai
MUSD 23 Facility	PS Stars
MUSD 22 Facility	Yellow Stars
(1)
The three vessels which have not been delivered as at the date of this Annual Report will be mortgaged after delivery from the shipyard. As noted above, the mortgages over these vessels are not provided by companies in the Ecomar Joint Venture but by the Crédit Agricole special purpose vehicle companies which will be the legal owners of the vessels.

Please find below an overview of the Joint Venture Credit Facilities as at the date of this Annual Report which have an account pledge under the specific credit facility.

Credit facility	Account Pledge
Crédit Agricole Financing	Ecomar Alpha SAS, Ecomar Bravo SAS, Ecomar Charlie SAS and Ecomar Delta SAS have each provided account pledges over their respective earnings account and retention account.
MUSD 111 Facility	Vista Shipping Pte. Ltd. has provided an account pledge with a floating charge on behalf of the four vessel-owning subsidiaries.
MUSD 52 Facility	Vista Shipholding I Pte. Ltd. and Vista Shipholding II Pte. Ltd. have provided an account pledge each with floating charges.
MUSD 22 Facility	Yellow Stars Shipping Ltd.

Under certain of the Joint Venture Credit Facilities, the security package includes a pledge of shares in the vessel-owning entities. Please find below an overview of the facilities under the Joint Venture Credit Facilities as at the date of this Annual Report which have a pledge of the equity interests of each vessel owning subsidiary for the specific credit facility.

Credit facility	Pledge of equity interest of vessel owning subsidiary
MUSD 111 Facility	Pledges have been granted over the shares in Vista Shipholding III Pte. Ltd., Vista Shipholding IV Pte. Ltd., Vista Shipholding V Pte. Ltd., and Vista Shipholding VI Pte. Ltd.
MUSD 52 Facility	Pledges have been granted over the shares in Vista Shipholding I Pte. Ltd., and Vista Shipholding II Pte. Ltd.
MUSD 23 Facility	A pledge has been granted over the shares in Green Stars Shipping Ltd.
MUSD 22 Facility	A pledge has been granted over the shares in Yellow Stars Shipping Ltd.

Please find below an overview of the Joint Venture Credit Facilities as at the date of this Annual Report where a guarantee has been provided by Hafnia Limited and the relevant joint venture partner to the lender:

Credit facility	Guarantor
Crédit Agricole Financing	We (Hafnia Limited) and Socatra have provided equal several guarantees under this financing arrangement.
MUSD 111 Facility	We (Hafnia Limited) and CSSC have provided joint guarantees under this facility.
MUSD 89.6 Facility	We (Hafnia Limited) and CSSC have provided equal several guarantees under this facility.
MUSD 88.5m Facility	We (Hafnia Limited) and CSSC have provided equal several guarantees under this facility.
MUSD 52 Facility	We (Hafnia Limited) and CSSC have provided joint guarantees under this facility.
MUSD 23 Facility	We (Hafnia Limited) and Andromeda Shipholdings Ltd have provided joint guarantees under this facility.
MUSD 22 Facility	We (Hafnia Limited) and Andromeda Shipholdings Ltd have provided joint guarantees under this facility.

Sale and lease-back

In addition to the above term loan and revolving credit facilities, we also finance our vessels through sale and lease-back arrangements (“SLB”) with a variety of lessors. Under an SLB, vessels are legally sold to external leasing houses and leased (bareboat chartered) back to us. These vessels are still recognised on our balance sheet, as the sale of the vessels to external leasing houses does not meet the criteria for sale as prescribed by IFRS.

As at the date of this Annual Report, we have the following SLBs in place:

Vessel	Lessor	Delivery Date (to Lessor)	Charter Period / Expiry Date	Amount outstanding as at December 31, 2024(1)	Amount outstanding as at December 31, 2023(1)
In thousands of U.S. dollars
Hafnia Excel		May 4, 2022
Hafnia Exceed		April 26, 2022
Hafnia Excellence		March 16, 2022
Hafnia Executive		March 9, 2022
Hafnia Expedite		April 26, 2022
Hafnia Experience	ICBL	June 14, 2022	10-year charter	$326,293	$355,873
Hafnia Excelsior		March 4, 2022	period
Hafnia Express		April 28, 2022
Hafnia Precision		June 9, 2022
Hafnia Pride		March 10, 2022
Hafnia Prestige		March 15, 2022
Hafnia Providence		March 14, 2022

Hafnia Africa	Doun Kisen Co., Ltd.	October 26, 2017	October 2029	12,279	14,492

Hafnia Australia	Yong Sheng Shipping Pte. Ltd.	February 14, 2018	February 2030	13,012	15,052

Hafnia Asia	Skaatholmen Shipping Ltd.	July 13, 2018	Seven years after initial drawdown	16,385	18,165

Hafnia Aronaldo	Ocean Yield ASA	June 1, 2015	15-year charter period	41,426	44,645
Hafnia Azotic		July 22, 2015

Hafnia Azurite		March 8, 2023
Hafnia Ammolite		March 13, 2023
Hafnia Axinite	CMB Financial	April 19, 2023	10-year charter	82,592	88,721
Hafnia Amessi	Leasing Co. Ltd.	March 6, 2023	period
Hafnia Aquamarine		March 10, 2023

SLBs no longer in place(1)		No longer in place	N/A	34,939	146,255
Total debt under the SLBs:				$526,926	$683,203

(1)
The above table includes only those of our SLBs which are in place as at the date of this Annual Report. The category SLBs no longer in place thus contains the sum of outstanding amounts as at December 31, 2024 and December 31, 2023, respectively, for SLBs which are no longer in place as at the date of this Annual Report. As at December 31, 2024, the sale and lease-back arrangements in this category relate to Hafnia Tourmaline and Hafnia Tanzanite. As at December 31, 2023, the sale and lease-back arrangements in this category relate to Hafnia Achroite, Hafnia Alabaster, Hafnia Aragonite, Hafnia Viridian, Hafnia Violette, Hafnia Topaz, Hafnia Tourmaline and Hafnia Tanzanite.

All of our SLBs contain purchase options which entitle us to repurchase the vessels at a predetermined time and price in accordance with the terms set out in the relevant bareboat charter. Additionally, all SLBs with the exception of the Doun Kisen SLB and the OCY SLB contain purchase obligations according to which we are required to repurchase the vessels at a predetermined time and price. See “Item 4. Information on the Company – Our Business – Bareboat and time charter-in portfolio – Purchase options” and “Item 4. Information on the Company – Our Business – Bareboat and time charter-in portfolio – Purchase obligations” for additional information on these purchase obligations and purchase options.

All SLBs bear a floating interest comprised of applicable term SOFR and a margin except for the CMB SLB and the Doun Kisen SLB which bear a fixed interest.

Sale and lease-back arrangements

See below further description of our sale and lease-back arrangements in place as at the date of this Annual Report:

CMB | Hafnia Azurite, Hafnia Ammolite, Hafnia Axinite, Hafnia Amessi, Hafnia Aquamarine

In March 2023, we refinanced five Handy vessels, Hafnia Azurite, Hafnia Ammolite, Hafnia Axinite, Hafnia Amessi, and Hafnia Aquamarine, via sale and lease-back financing arrangements with CMB Financial Leasing Co. Ltd (“CMB”) (the “CMB SLBs”). The vessels were delivered to CMB on March and April 2023 and chartered back to us on 10-year bareboat charters. The CMB SLBs are cross-collateralised across the five vessels in the event of cross-default of any the vessels.

Charterhire, which is paid quarterly in arrears, includes a fixed repayment and interest amount.

As at December 31, 2024, the outstanding payments under these CMB SLBs was $82.59 million.

Doun Kisen Co., Ltd. | Hafnia Africa

On October 26, 2017, we entered into an SLB with Doun Kisen Co., Ltd. for the sale and lease-back of the vessel Hafnia Africa (the “Doun Kisen SLB”). The Doun Kisen SLB will expire in October 2029.

Charterhire, which is paid monthly in advance, includes a fixed repayment amount per vessel of approximately USD0.25m per month.

As at December 31, 2024, outstanding payments under the Doun Kisen SLB was $12.28 million.

ICBCL | Hafnia Excel, Hafnia Exceed, Hafnia Excellence, Hafnia Executive, Hafnia Expedite, Hafnia Excelsior, Hafnia Express, Hafnia Precision, Hafnia Pride, Hafnia Prestige, Hafnia Providence.

On February 28, 2022, in connection with our acquisition of 12 LR1 tankers from Scorpio as described in “Item 4. Information on the Company – A. History and Development of the Company – Recent Developments”, we and our wholly-owned subsidiary Hafnia Pools Pte. Ltd. entered into an SLB with ICBCL for the financing of the 12 LR1 product tankers acquired from Scorpio (the “ICBCL SLBs”).

The charter period under the ICBCL SLBs is 10 years and provides for monthly purchase options and a purchase obligation at the end of the charter period for each vessel. All twelve vessels have been delivered by us to ICBCL.

The ICBCL SLBs are cross-collateralised across the 12 vessels in the event of cross-default of any the vessels. Charterhire, which is paid monthly in advance, includes a fixed repayment amount per vessel in addition to a quarterly adjustment calculated on prevailing 1 month term SOFR rates plus a margin.

As at December 31, 2024, outstanding payments under the ICBCL SLBs was $326.29 million.

Ocean Yield ASA | Hafnia Aronaldo and Hafnia Azotic

On April 1, 2015, Chemical Tankers Inc., which is now our wholly-owned subsidiary, entered into SLBs with Ocean Yield ASA (“OCY”), in respect of four vessels (Hafnia Amessi, Hafnia Aquamarine, Hafnia Aronaldo and Hafnia Azotic) that were delivered by Hyundai Mipo Dockyard Co. Ltd between June 2015 and September 2015, and four vessels (Hafnia Turquoise, Hafnia Tanzanite, Hafnia Topaz, and Hafnia Tourmaline) that were delivered by STX Offshore and Shipbuilding Co. Ltd between April 2016 and November 2016 (the “OCY SLBs”).

Under the OCY SLBs, the eight vessels were delivered to OCY upon delivery from the relevant shipyards and Chemical Tankers, Inc. entered into 15-year bareboat charters for each vessel, each commencing upon their respective deliveries.

Subsequently, Hafnia Aquamarine, Hafnia Amessi, Hafnia Tourmaline, Hafnia Topaz, Hafnia Tanzanite and Hafnia Turquoise have been refinanced on SLBs with other lessors or under or Hafnia Credit Facilities. Therefore, the OCY SLBs now only apply to Hafnia Aronaldo and Hafnia Azotic.

The OCY SLBs were novated to Hafnia Chemical Tankers Pte. Ltd. on December 13, 2023 for Hafnia Aronaldo and Hafnia Azotic. Charterhire, which is paid monthly in advance, includes a fixed repayment amount per vessel in addition to a quarterly adjustment calculated on prevailing 3 month Term SOFR rates.

As at December 31, 2024, outstanding payments under the OCY SLBs was $41.42 million.

Skaatholmen Shipping Ltd. | Hafnia Asia

On July 11, 2018, we entered into SLBs with Skaatholmen Shipping Ltd. for the sale and lease-back of the vessels Hafnia Asia and Hafnia Arctic (the “Skaatholmen SLBs”). The Skaatholmen SLBs will expire on the date following seven years from the original drawdown. On February 3, 2023, we divested the vessel Hafnia Arctic and therefore now only Hafnia Asia is financed under an SLB with Skaatholmen Shipping Ltd.

Charterhire, which is paid quarterly in advance, includes a fixed repayment amount per vessel in addition to a quarterly adjustment calculated on prevailing 3 month term SOFR rates plus a margin.

As at December 31, 2024, outstanding payments under the Skaatholmen SLB was $16.39 million.

Yong Sheng Shipping Pte. Ltd. | Hafnia Australia

On December 29, 2017, we entered into an SLB with Yong Sheng Shipping Pte. Ltd. for the sale and lease-back of the vessel Hafnia Australia (the “Yong Sheng SLB”). The Yong Sheng SLB will expire in February 2030.

Charterhire, which is paid quarterly in advance, includes a fixed repayment amount per vessel in addition to a quarterly adjustment calculated on prevailing 3 month term SOFR rates plus a margin.

As at December 31, 2024, outstanding payments under the Yong Sheng SLB was $13.01 million.

Financial covenants – SLBs

Our SLBs contain certain financial covenants that the relevant borrower must comply with. As at the date of this Annual Report, we are in compliance with all financial covenants under our SLBs.

See below a description of the financial covenants in the SLBs that we (as a group) are required to comply with:

•	we must ensure that our adjusted equity ratio is equal to or higher than 25%;

•	we must ensure that our adjusted equity is equal to or more than $350 million; and

•	we must ensure that our cash and cash equivalents under the facilities is at all times more than $60 million, of which $30 million may consist of credit lines.

Under the SLBs, the financial covenants set out above will be tested with respect to each SLB as at June 30 and December 31 of each year.

Adjusted equity ratio is adjusted equity expressed as a percentage of the sum of liabilities and adjusted equity. Adjusted equity is the total shareholders’ equity as presented in our consolidated financial statements after adjusting the vessels’ values to their fair market values. Cash and cash equivalents are as presented in our consolidated financial statements.

As at December 31, 2024, our adjusted equity ratio was 71.0%, our adjusted equity was $3,582.66 million and the cash and cash equivalents and the available credit line was $322.04 million.

Minimum Fair Value

As at December 31, 2024, we had SLBs with CSSC  relating to the vessels Hafnia Tanzanite and Hafnia Tourmaline which required us to maintain a minimum fair value of the collateral of >125% per vessel. As at December 31, 2024, we were in compliance with this requirement as the fair value of vessels under the SLBs with CSSC  was 231.1% of the outstanding balance. We exercised purchase options on these two vessels in January 2025 and therefore as at the date of this Annual Report, the SLBs with CSSC are no longer in place.

Security – SLBs

Our SLBs may be secured by the following items:

•	a first priority assignment of earnings, insurances, and long-term charters from the bareboat chartered vessels to the lessors for the specific SLB; and

•	a parent guarantee where the SLB is not entered into at the level of the parent company.

See the below overview of the security granted under the SLBs as at the date of this Annual Report and see below additional description of the security granted under the SLBs.

SLB	Assignment of earnings, insurances, and long-term charters	Account pledge(s)	Parent Guarantee
CMB SLB	Yes	—	Yes
Doun SLB	Yes	—	Yes
ICBCL SLB	Yes	—	Yes
OCY SLB	Yes	—	Yes
Skaatholmen SLB	Yes	—	Yes
Yong Sheng SLB	Yes	—	Yes

See the below overview of the SLBs as at the date of this Annual Report which have a first priority assignment of earnings, insurances, and long-term charters from the bareboat chartered vessels to the lessors for the specific facility.

SLB	First priority assignment of earnings, insurances, and long-term charters from bareboat chartered vessels
CMB SLB	Hafnia Azurite, Hafnia Ammolite, Hafnia Axinite, Hafnia Amessi, Hafnia Aquamarine
Doun Kisen SLB	Hafnia Africa
ICBCL SLB
Hafnia Excel, Hafnia Exceed, Hafnia Excellence, Hafnia Executive, Hafnia Expedite, Hafnia Experience, Hafnia Excelsior, Hafnia Express, Hafnia Precision, Hafnia Pride, Hafnia Prestige, Hafnia Providence

OCY SLB	Hafnia Aronaldo, Hafnia Azotic
Skaatholmen SLB	Hafnia Asia
Yong Sheng SLB	Hafnia Australia

All SLBs as at the date of this Annual Report have a parent guarantee from Hafnia Limited over the bareboat charterparty agreement where the SLB is not taken at the level of the parent.

Guarantees

As described above, we, Hafnia Limited and/or wholly owned subsidiaries, have issued guarantees to banks and other companies in relation to our Hafnia Credit Facilities, Joint Venture Credit Facilities and SLBs.

We have issued financial guarantees to certain banks in respect of the Hafnia Credit Facilities and SLBs granted to our wholly-owned subsidiaries. These bank borrowings and outstanding payments under SLBs amount to $1,070.6 million as at December 31, 2024 (December 31, 2023: $1,263.1 million). Corporate guarantees given will become due and payable on demand if an event of default occurs.

Ecomar Joint Venture

We and Socatra have issued first demand financial guarantees to certain banks in respect of credit facilities granted to the Ecomar Joint Venture (Ecomar Alpha SAS, Ecomar Bravo SAS, Ecomar Charlie SAS and Ecomar Delta SAS). Financial borrowings provided to the Ecomar Joint Venture through the Crédit Agricole Financing amounted to $12.9 million as at December 31, 2024. (December 31, 2023: N/A). The first demand financial guarantees will become due and payable on demand if an event of default occurs. In addition, the Ecomar Joint Venture (Ecomar Shipholding SAS) has provided an additional first demand guarantee in respect of the credit facilities granted to the four Ecomar subsidiaries. During the year ended December 31, 2024, the largest potential liability in respect of these financial guarantees was $7.4 million (excluding interest and fees).

Additionally, we and Socatra have issued guarantees to GSI in respect of the Ecomar Joint Venture’s four shipbuilding contracts. As at December 31, 2024, our liability under these guarantees amounted to $12.9 million (December 31, 2023: $31.0 million). During the year ended December 31, 2024, the largest potential liability in respect of these guarantees was $31.0 million (excluding interest and fees).

Vista Joint Venture

We and CSSC have issued several financial guarantees to certain banks in respect of credit facilities granted to our Vista Joint Venture. Bank borrowings provided to the Vista Joint Venture amounted to $270.7 million as at December 31, 2024 (December 31, 2023: $246.9 million). Corporate guarantees given will become due and payable on demand if an event of default occurs. During the year ended December 31, 2024, the largest potential liability in respect of these financial guarantees was $145.1 million (excluding interest and fees).

Andromeda Joint Venture

We and Andromeda Shipholdings have issued a joint financial guarantee to certain banks in respect of credit facilities granted to our Andromeda Joint Venture. Bank borrowings provided to the Andromeda Joint Venture amounted to $36.4 million as at December 31, 2024 (December 31, 2023: $39.4 million). Corporate guarantees given will become due and payable on demand if an event of default occurs. During the year ended December 31, 2024, the largest potential liability in respect of this guarantee was $39.4 million (excluding interest and fees).

Loans Receivable

We and/or one of our subsidiaries have provided loans to certain of our joint ventures and to our commercial pools.

Loans provided to joint ventures

As at December 31, 2024, we have provided $33.6 million (December 31, 2023: $42.9 million) as shareholder loans to our Vista Joint Venture that remain outstanding. The loans receivable from the Vista Joint Venture are unsecured, bear interest at 5% fixed per annum and have no fixed terms of repayment. As we do not expect the Vista Joint Venture to settle the loans within the next 12 months, the loans receivable are classified as “non-current” receivables. In substance, we consider these loan receivables as an extension of our investments in the Vista Joint Venture. During the year ended December 31, 2024, the largest amount outstanding in respect of the loans provided to the Vista Joint Venture was $42.9 million (excluding interest and fees).

As at December 31, 2024, we have provided $28.7 million (December 31, 2023: $15.5 million) as shareholder loans to our Ecomar Joint Venture under loan facilities amounting to a total of $103.3 million. The loans receivable from the Ecomar Joint Venture are unsecured, bear interest at a rate from time to time corresponding to the maximum deductible rate acceptable by French tax authorities as published every quarter (as at December 31, 2024: 5.75%) and have no fixed terms of repayment. As we do not expect the Ecomar Joint Venture to settle the loans within the next 12 months, the loans receivable are classified as “non-current” receivables. In substance, we consider these loan receivables as an extension of our investments in the Ecomar Joint Venture. During the year ended December 31, 2024, the largest amount outstanding in respect of the loans provided to the Ecomar Joint Venture was $28.7 million (excluding interest and fees).

As at December 31, 2024, we have provided $6.3 million (December 31, 2023: $7.7 million) as shareholder loans to our Andromeda Joint Venture that remain outstanding. The loans receivable from the Andromeda Joint Venture are unsecured, bear no interest and have no fixed terms of repayment. In our financial statements, we account for these shareholder loans as equity investments rather than shareholder loans. During the year ended December 31, 2024, the largest amount outstanding in respect of the loans provided to the Andromeda Joint Venture was $7.7 million.

Loans provided to the Pools

In 2022, we provided additional financing to the Pools of $15.0 million. We have been fully repaid under this financing arrangement in April 2023.

From time to time, we may provide working capital loans to participants in the Pools. These loans are provided with funds drawn under our MUSD 175 Facility – UOB or our MUSD 175 Facility – Citi. As stated in “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Financing Arrangements – Hafnia Credit Facilities” above, the total amount drawn under these two facilities as at December 31, 2024, was $58.5 million and $40.5 million, respectively.

Capital Expenditures

We make capital expenditures from time to time in connection with drydocking activities and maintenance in the ordinary course and in order to comply with environmental and other governmental regulations and in connection with our vessel acquisitions. We may in the future enter contracts to acquire newbuilds, or resale contracts or to acquire second-hand vessels.

We have purchase options and purchase obligations under certain of our time charter in and bareboat charter in agreements – see “Item 4. Information on the Company – B. Business Overview” for additional information on these purchase options and purchase obligations. In the future, we will have to make capital expenditures in relation to purchase obligations and may elect to use our purchase options, which will also require capital expenditures.

The table below presents our capital expenditures for the years ended December 31, 2024, 2023 and 2022. The table does not include capital expenditures in our joint ventures, nor does it include non-cash transactions.

Capital Expenditures
($ million)	2024	2023	2022
Vessels	$10.8	$153.1	$399.1
Drydocking and scrubbers(2)	36.2	25.8	39.3
Ballast Water Treatment System(1)	1.7	5.4	7.7
Others	0.1	0.1	1.0
Purchase of property, plant and equipment	$48.8	$184.4	$447.1

(1)	In our consolidated financial statements for the years ended December 31, 2022, this amount related to ballast water treatment systems is considered included under “Vessels”.
(2)	This does not include any capital expenditure incurred on TC Vessels. We may from time to time incur minor capital expenditures relating to TC Vessels.

See below detailed description of these capital expenditures.

Vessel acquisition, construction and divestment

Vessel acquisitions

In the period from January 1, 2025 until the date of this Annual Report, we acquired no new vessels (excluding vessels acquired pursuant to purchase options in our sale and lease-back arrangements) and took delivery of one newbuild vessel in our Ecomar Joint Venture.

In 2024, we acquired no new vessels (excluding vessels acquired pursuant to purchase options in our sale and lease-back arrangements) and we took delivery of one new vessel in our Vista Joint Venture. In 2023, we acquired four new vessels. Additionally, we took delivery of three newbuild vessels in our Vista Joint Venture. In 2022, we acquired 44 vessels, primarily through the acquisition of 12 product tankers from Scorpio and our acquisition of Chemical Tankers Inc. as further described in “Item 4. Information on the Company – A. History and Development of the Company”. Additionally, our Andromeda Joint Venture took delivery of a newbuild vessel, PS Stars, in 2022.

The table below lists the vessels acquired by us and our joint ventures in 2024, 2023 and 2022 as well as in 2025 up to the date of this Annual Report. Please note that the list does not include vessel acquisitions as a result of the exercise of purchase options in sale and lease-back arrangements.

Vessel	Vessel Type	Constructed/Acquired	During the year ended December 31, 20__
Ecomar Gascogne	MR	Constructed	25
Hafnia Lillesand(1)	LR2	Constructed	24
Hafnia Larvik(1)	LR2	Constructed	23
Hafnia Loire(1)	LR2	Constructed	23
Hafnia Languedoc(1)	LR2	Constructed	23
Hafnia Valentino	MR	Acquired	23
Hafnia Atlantic	MR	Acquired	23
Hafnia Pacific	MR	Acquired	23
Hafnia Pioneer	LR1	Acquired	23

Hafnia Viridian(2)	MR	Acquired	22
Hafnia Violette(2)	MR	Acquired	22
Hafnia Turquoise(2)	MR	Acquired	22
Hafnia Topaz(2)	MR	Acquired	22
Hafnia Tourmaline(2)	MR	Acquired	22
Hafnia Tanzanite(2)	MR	Acquired	22
Hafnia Almandine(2)	Handy	Acquired	22
Hafnia Amber(2)	Handy	Acquired	22
Hafnia Amethyst(2)	Handy	Acquired	22
Hafnia Ametrine(2)	Handy	Acquired	22
Hafnia Aventurine(2)	Handy	Acquired	22
Hafnia Andesine(2)	Handy	Acquired	22
Hafnia Aronaldo(2)	Handy	Acquired	22
Hafnia Aquamarine(2)	Handy	Acquired	22
Hafnia Axinite(2)	Handy	Acquired	22
Hafnia Amessi(2)	Handy	Acquired	22
Hafnia Amazonite(2)	Handy	Acquired	22
Hafnia Ammolite(2)	Handy	Acquired	22
Hafnia Azurite(2)	Handy	Acquired	22
Hafnia Azotic(2)	Handy	Acquired	22
Hafnia Adamite(2)	Handy	Acquired	22
Hafnia Aragonite(2)	Handy	Acquired	22
Hafnia Alabaster(2)	Handy	Acquired	22
Hafnia Achroite(2)	Handy	Acquired	22
Hafnia Sirius(2)(3)	Stainless	Acquired	22
Hafnia Sky(2)(3)	Stainless	Acquired	22
Hafnia Spark(2)(3)	Stainless	Acquired	22
Hafnia Stellar(2)(3)	Stainless	Acquired	22
Hafnia Saiph(2)(3)	Stainless	Acquired	22
Hafnia Sceptrum(2)(3)	Stainless	Acquired	22
Hafnia Spica(2)(3)	Stainless	Acquired	22
Hafnia Sol(2)(3)	Stainless	Acquired	22
Hafnia Precision	LR1	Acquired	22
Hafnia Prestige	LR1	Acquired	22
Hafnia Pride	LR1	Acquired	22

Hafnia Providence	LR1	Acquired	22
Hafnia Experience	LR1	Acquired	22
Hafnia Excelsior	LR1	Acquired	22
Hafnia Exceed	LR1	Acquired	22
Hafnia Expedite	LR1	Acquired	22
Hafnia Excellence	LR1	Acquired	22
Hafnia Excel	LR1	Acquired	22
Hafnia Executive	LR1	Acquired	22
Hafnia Express	LR1	Acquired	22
PS Stars(4)	MR	Constructed	22

(1)	Owned through our Vista Joint Venture.
(2)	We acquired these vessels in the CTI Transaction which was a non-cash transaction. Therefore, the purchase price for these vessels is not included in the overview of capital expenditures above.
(3)	We have divested these non-core vessels.
(4)	Owned through our Andromeda Joint Venture.

Vessel construction

As at December 31, 2024, our Ecomar Joint Venture had four newbuilds on order. See below a list of the shipbuilding contracts entered into in connection with such orders:

Vessel	Vessel Type	Expected delivery during the year ended December 31, 20__	Shipyard
Ecomar Gascogne(1) (2)	MR	25	GSI
Hull no. 21110075 (tbn. Ecomar Guyenne)(1)	MR	25	GSI
Hull no. 23110004 (tbn. Ecomar Garonne)(1)	MR	25	GSI
Hull no. 23110005 (tbn. Ecomar Gironde)(1)	MR	26	GSI

(1)	Owned through our Ecomar Joint Venture.
(2)	This vessel was delivered to our Ecomar Joint Venture in January 2025.

Vessel divestments

In 2024, we divested two vessels. In 2023, we divested six vessels. In 2022, we divested 18 vessels. For additional descriptions of the development of our fleet, see “Item 4. Information on the Company – Business Overview”.

Vessel Modification and Upgrades

From time to time, we have to make capital expenditures in order to modify and upgrade our Hafnia Vessels, including in order to comply with applicable environmental rules and regulations. Ongoing costs for compliance with environmental regulations and society classification survey costs are a component of our vessel operating expenses.

It is likely that we will in the future have to incur additional costs to ensure that our Hafnia Vessels are in compliance with applicable regulations. We are not currently aware of any regulatory changes or environmental liabilities that we anticipate will necessitate significant vessel modifications or vessel upgrades which will have a material impact on our results of operations or financial condition.

Drydock

From time to time, and no less than once every five years, each of our Hafnia Vessels has to be drydocked for maintenance, repairs and surveys. See “Item 4. Information on the Company – B. Business Overview – Classification Societies” for additional description of the classification society surveys our vessels are subject to. The actual cost of drydocking a vessel depends on several factors, including the location of the drydock and whether any specific vessel maintenance or vessel upgrades need to be carried out while the vessel is in drydock. We try to coordinate any vessel modification and vessel upgrades, so they can be performed while the vessel is in drydock for its regular special surveys.

During the years ended December 31, 2024, 2023, and 2022, we commenced and completed the following drydocks, as described below:

	2024	2023	2022
Number of vessels	25	17	14
- Drydocks completed during the year	21	14	14
- Drydocks in-progress as at end of the year	4	3	-
Cost (thousands of U.S. dollars)	$36,299	$25,831	$39,320
Off-hire days related to drydocks	617	436	482

For the Hafnia Vessels we had in operation as at December 31, 2024, we foresee the following drydocks and related costs for the period through December 31, 2028:

	For the Years Ending December 31,
	2025		2026	2027	2028
Number of vessels	42	(1)	28	12	13
Expected cost (thousands of U.S. dollars)	$112,219	(2)	$70,076	$23,200	$28,000

(1)	The number of vessels that will be drydocked in 2025 is larger than ‘normal’ as we have a large number of vessels which were constructed in 2015.
(2)
The expected costs of drydocks per vessel for 2025 is higher than other years as a number of the vessels being drydocked in 2025 will have work performed on their COT coating which makes drydocking of these vessels more expensive than other drydockings.

In addition to the above-listed expected costs for planned drydocks, we may have to incur costs related to emergency drydocks if a vessel is damaged and requires repairs that need to be conducted while the vessel is out of the water. As our fleet matures and expands, our drydock expenses will likely increase.

Ballast Water Treatment Systems

We have installed ballast water treatment systems on all of our Hafnia Vessels. We may in the future be required to make capital expenditures relating to ballast water treatment systems if we purchase second-hand vessels that do not have the necessary equipment or if changing regulations or changing circumstances require us to replace or update the ballast water treatment systems installed on our Hafnia Vessels. We do not have off-hire days which are only related to the installation of ballast water treatment systems as we coordinate the installation of ballast water treatment systems to take place while the vessels are in drydock for their special surveys.

The following table summarises ballast water treatment systems activity for the years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022
Number of vessels(1)	6	6	6
Cost (thousands of U.S. dollars)(2)	$1,684	$5,379	$7,744

(1)	The number of vessels is the number of Hafnia Vessels where the installation of BWTS was completed in the year ended December 31, 2024, 2023 and 2022, respectively.
(2)
The costs relating to the installation of BWTS is split over several years. The numbers included in the table above are the costs that according to our accounting policies are attributable to each year, not the costs relating to the installations listed under “Number of vessels”.

Exhaust Gas Cleaning Systems (Scrubbers)

In the years ended December 31, 2024, 2023 and 2022, we have not installed any scrubbers on our Hafnia Vessels. We do not currently have any plans for further installation of scrubbers on the Hafnia Vessels. We may in the future be required to make capital expenditures relating to scrubbers, if we purchase second-hand vessels that do not have the necessary equipment or if changing regulations or changing circumstances require us to replace or update the scrubbers installed on our Hafnia Vessels.

Projects and upgrades

In addition to upgrades required pursuant to new regulations and repairs and modifications performed during our normal drydocks, we aim to continuously make environmental upgrades to our Hafnia Vessels to increase their energy efficiency, decrease emissions and to improve their environmental impact. Additionally, we make upgrades and modifications to our Hafnia Vessels to extend their commercial lives. Such upgrades are ordinarily scheduled for a vessel’s third special survey, which is performed in its 15th year.

During the years ended December 31, 2024, 2023, and 2022, the costs of our projects and upgrades (which were not attributable to ordinary drydocks, other vessel surveys, or installation of ballast water treatment systems) were:

	2024	2023	2022
Cost (thousands of U.S. dollars)	$10,830	$9,206	$5,725

For the Hafnia Vessels we had in operation as at December 31, 2024, we have budgeted for the following projects and upgrades in addition to our planned drydocks for the period through December 31, 2028:

	For the Years Ending December 31,
	2025	2026	2027	2028
Expected cost (thousands of U.S. dollars)	$10,674	$4,235	$4,235	$4,235

Dividends

In April 2024 and November 2022, we updated our dividend policy. See “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Dividend Policy” for additional information on our dividend policy. The declaration and payment of dividends is subject to the discretion of our Board of Directors.

Our Fleet – Illustrative comparison of excess of carrying amounts over estimated charter-free market value of certain Hafnia Vessels.

During the past few years, the market values of vessels have experienced particular volatility and as a result, the charter-free market value, or basic market value, of all vessels are well above the carrying amounts of those vessels.

The table set forth below indicates the carrying amount of each of our Hafnia Vessels as at December 31, 2024 and December 31, 2023 and the aggregate difference between the carrying amount and the market value represented by such vessels (see footnotes to the table set forth below). This aggregate difference represents the approximate analysis of the amount by which we believe we would record a gain if we sold those vessels, in the current environment, on industry standard terms, in cash transactions and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy. For purposes of this calculation, we have assumed (i) that the vessels would be sold at a price that reflects our estimate of their basic market values and (ii) for vessels that are under lease financing arrangements, the carrying value of the vessel at the date indicated would be the price at which we would purchase those vessels back from the lessor. We have not included in the table below those of our vessels that are accounted for as right of use assets under IFRS 16 – Leases or any of our JV Vessels.

Our estimate of basic market value assumes that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind. Additionally, our estimate of each vessel’s basic market rate takes into account the estimated cost to sell the vessel. Our estimates are based on information available from various industry sources, including:

•	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;

•	news and industry reports of similar vessel sales;

•	news and industry reports of sales of vessels that are not similar to our vessels where we have made certain adjustments in an attempt to derive information that can be used as part of our estimates;

•	approximate market values for our vessels or similar vessels that we have received from ship brokers, whether solicited or unsolicited, or that ship brokers have generally disseminated;

•	offers that we may have received from potential purchasers of our vessels; and

•
vessel sale prices and values of which we are aware through both formal and informal communications with shipowners, shipbrokers, industry analysts and various other shipping industry participants and observers.

As we obtain information from various industry and other sources, our estimates of basic market value are inherently uncertain. In addition, vessel values and revenues are highly volatile; as such, our estimates may not be indicative of the current or future basic market value of our Hafnia Vessels or prices that we could achieve if we were to sell them.

	Carrying value as at,
Vessel Name	Year Built	December 31, 2024	December 31, 2023
BW Kestrel	2015	$24,536,955	$26,223,457
BW Merlin	2015	24,721,919	26,307,548
BW Wren	2016	26,605,778	28,262,790
Hafnia Achroite	2016	23,840,883	24,846,934
Hafnia Adamite	2015	22,403,779	23,488,678
Hafnia Africa	2010	16,589,584	18,049,891
Hafnia Alabaster	2015	22,356,320	23,504,135
Hafnia Almandine	2015	24,217,630	24,003,144
Hafnia Amazonite	2015	22,521,751	23,528,133
Hafnia Amber	2015	23,425,679	23,411,360
Hafnia Amessi	2015	22,192,692	23,527,005
Hafnia Amethyst	2015	22,151,124	23,487,660
Hafnia Ametrine	2015	22,468,247	23,441,127

Hafnia Ammolite	2015	22,177,894	23,507,863
Hafnia Andesine	2015	22,211,357	23,537,380
Hafnia Andrea	2015	24,441,942	26,020,328
Hafnia Andromeda	2011	16,208,641	17,503,464
Hafnia Ane	2015	23,081,850	24,502,004
Hafnia Aquamarine	2015	22,140,889	23,479,481
Hafnia Aragonite	2015	22,398,414	23,429,984
Hafnia Aronaldo	2015	22,425,322	23,442,564
Hafnia Asia	2010	16,570,635	17,993,975
Hafnia Atlantic	2017	38,898,284	41,078,950
Hafnia Australia	2010	16,684,929	18,252,561
Hafnia Aventurine	2015	22,117,702	23,468,959
Hafnia Axinite	2015	22,431,333	23,480,218
Hafnia Azotic	2015	22,449,976	23,784,342
Hafnia Azurite	2015	22,689,529	23,532,843
Hafnia Bering	2015	21,184,693	22,326,357
Hafnia Bobcat	2014	23,910,129	23,606,207
Hafnia Caterina	2015	24,643,307	26,248,830
Hafnia Cheetah	2014	23,368,240	23,544,442
Hafnia Cougar	2014	23,157,264	23,464,594
Hafnia Crux	2012	18,579,462	20,043,655
Hafnia Daisy	2016	25,998,466	27,455,842
Hafnia Despina	2019	39,997,336	40,600,539
Hafnia Eagle	2015	24,640,546	26,313,914
Hafnia Egret	2014	23,881,582	24,450,387
Hafnia Exceed	2016	29,878,920	31,774,179
Hafnia Excel	2015	27,416,977	29,323,176
Hafnia Excellence	2016	29,620,428	31,457,094
Hafnia Excelsior	2016	29,261,698	31,061,773
Hafnia Executive	2016	29,645,882	31,505,543
Hafnia Expedite	2016	29,434,898	31,313,518
Hafnia Experience	2016	30,170,188	31,581,226

Hafnia Express	2016	29,836,645	31,730,122
Hafnia Falcon	2015	24,913,521	26,118,578
Hafnia Galatea	2019	40,460,172	40,793,393
Hafnia Hawk	2015	24,715,029	26,194,512
Hafnia Henriette	2016	24,411,590	25,797,566
Hafnia Jaguar	2014	23,411,802	22,919,009
Hafnia Kallang	2017	31,111,688	32,912,362
Hafnia Kirsten	2017	26,104,381	27,568,439
Hafnia Larissa	2019	40,698,886	41,098,911
Hafnia Lene	2015	23,158,406	24,573,331
Hafnia Leo	2013	20,228,140	21,429,555
Hafnia Leopard	2014	23,441,872	23,150,842
Hafnia Libra	2013	19,867,179	21,368,744
Hafnia Lioness	2014	23,172,986	23,258,692
Hafnia Lise	2016	25,983,081	27,435,775
Hafnia Lotte	2017	26,118,997	27,573,810
Hafnia Lupus	2012	18,337,418	19,872,069
Hafnia Lynx	2013	21,832,775	23,205,849
Hafnia Magellan	2015	21,185,887	22,498,026
Hafnia Malacca	2015	21,141,348	22,408,042
Hafnia Mikala	2017	26,472,180	27,931,008
Hafnia Myna	2015	24,714,502	26,408,029
Hafnia Neso	2019	41,606,525	42,337,092
Hafnia Nile	2017	31,627,549	33,393,259
Hafnia Nordica	2010	13,930,656	15,120,790
Hafnia Osprey	2015	24,746,830	26,339,866
Hafnia Pacific	2017	39,161,239	41,345,335
Hafnia Panther	2014	24,272,538	23,682,983
Hafnia Pegasus	2010	N/A(1)	15,665,875
Hafnia Petrel	2016	26,411,381	28,105,643
Hafnia Phoenix	2013	20,216,264	21,702,686
Hafnia Pioneer	2013	29,840,992	31,949,579

Hafnia Precision	2016	29,784,784	31,600,474
Hafnia Prestige	2016	29,910,621	31,246,864
Hafnia Pride	2016	29,786,081	31,162,474
Hafnia Providence	2016	29,400,596	31,194,011
Hafnia Puma	2013	21,972,810	22,217,387
Hafnia Raven	2015	24,890,156	26,481,959
Hafnia Seine	2008	12,018,011	13,724,443
Hafnia Shinano	2008	12,800,920	11,895,377
Hafnia Soya	2015	21,306,338	22,511,724
Hafnia Sunda	2015	21,284,206	22,466,853
Hafnia Swift	2016	26,568,105	28,119,537
Hafnia Tagus	2017	31,370,686	33,175,695
Hafnia Tanzanite	2016	25,801,027	27,715,096
Hafnia Taurus	2011	16,174,185	17,501,019
Hafnia Thalassa	2019	42,024,721	42,853,762
Hafnia Thames	2008	N/A(1)	13,858,428
Hafnia Tiger	2014	23,693,832	22,934,647
Hafnia Topaz	2016	26,987,578	28,516,699
Hafnia Torres	2016	22,834,715	24,061,786
Hafnia Tourmaline	2016	27,538,002	29,310,207
Hafnia Triton	2019	41,729,920	42,634,021
Hafnia Turquoise	2016	27,004,007	28,617,293
Hafnia Valentino	2015	30,975,712	34,666,310
Hafnia Violette	2016	24,283,925	25,622,934
Hafnia Viridian	2015	24,243,626	25,574,743
Hafnia Yangtze	2009	13,551,575	12,833,074
Hafnia Yarra	2017	31,565,903	33,337,794
Hafnia Zambesi	2010	15,783,316	15,204,202

(1)	These vessels were divested in 2024.

As at December 31, 2024, the basic charter-free market value is higher than each vessel’s carrying value.

Material Cash Requirements

The following table sets forth our material cash requirements as at December 31, 2024:

In millions of U.S. dollars	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Principal obligations under secured credit facilities(1)	$253.8	$243.4	$81.0	—
Principal obligations under sale and lease-back liabilities(1)	64.8	96.0	98.4	269.8
Obligations under IFRS 16 – lease liabilities(2)	19.2	1.2	—	—
Estimated interest payments on secured credit facilities(3)	36.3	22.6	9.9	—
Estimated interest payments on sale and lease-back liabilities(3)	18.9	31.6	24.2	15.7
Expected drydocking costs	112.2	93.3	66.1	N/A	(4)
Total	$505.2	$488.1	$279.6	$285.5

(1)
Represents principal and maturity payments due on our secured credit facilities and sale and lease-back liabilities which are described in Note 21 of our Consolidated Financial Statements included in Item 17 of this Annual Report. These payments are based on amounts outstanding as at December 31, 2024.

(2)	Represents our obligations on our IFRS 16 lease liabilities.
(3)
Represents estimated interest payments on our secured credit facilities and sale and lease-back liabilities. These payments were estimated by taking into consideration: (i) the margin on each financing arrangement and (ii) the forward interest rate curve calculated from interest swap rates, as published by a third party, as at December 31, 2024. The forward curve was calculated as follows as at December 31, 2024:

Year 1	$55.2
Year 2	$33.2
Years 3 to 5	$55.0
Over 5 years	$15.7

(4)
While we will incur costs relating to drydocks in the future, including more than five years in the future, we only do five-year forecasts and therefore are not able to accurately estimate the costs of drydocks after five years.

Off-Balance Sheet Arrangements

We are committed to make certain charter hire payments to third parties for chartered-in vessels. IFRS 16 requires us to recognise, on a discounted basis, the rights and obligations created by the commitment to lease assets on the balance sheet. Leases with a term of lease less than 12 months or of low value would be considered as off-balance sheet arrangements.

Additionally, we have previously had $50 million receivables purchase facility in place which was an off-balance sheet arrangement. This $50 million receivables purchase facility is no longer in place.

Derivatives

We used financial instruments to reduce the risk associated with fluctuations in interest rates, commodity prices and foreign currency exchange rates. See Note 2 and Note 12 in our Consolidated Financial Statements included herein for additional information.

Recent Accounting Pronouncements

During the years ended December 31, 2024, 2023 and 2022, we have applied a number of new IFRS standards and amendments to IFRS standards as they have become effective.

The adoption of such new and revised IFRS standards has no material effect on the amounts reported in our consolidated financial statements attached to this Annual Report. For further description of these amendments to our accounting policies see Note 2.2 to our Consolidated Financial Statements for the years ended December 31, 2024, 2023 and 2022, respectively, all of which are included in Item 17 of this Annual Report.

C.	Research and Development, Patents and Licenses, Etc.

Not applicable.

D.	Trend Information

We are dependent on the charter rates and freight rates that the vessels in our Combined Fleet, particularly the vessels in our Hafnia Fleet, can achieve. Charter rates and freight rates for product tankers are largely dependent on the market dynamics within the product tanker market at any given time. The product tanker market has been cyclical and volatile in the past and may be volatile in the future.

In recent years, the market for product tankers has particularly been impacted by the war between Ukraine and Russia and the sanctions imposed on Russia and Russian oil. This war was the catalyst for a significant change in international trading patterns which had a material positive influence on the product tanker market. We believe that the market for product tankers is reaching a new balance after the immediate volatility caused by the Russia-Ukraine war which led to high earnings in the product tanker industry and that although the tonne-mile gain from the sanctions on Russia and Russian oil will continue to influence the market for product tankers in the future, they will play a lesser role going forward.

While geopolitical concerns persist, the impact on the product tanker market from the war between Ukraine and Russia has eventually settled and is currently limited. However, we have seen an increased impact on the product tanker market resulting from the disruption to shipping in the Red Sea in connection with the conflict between Israel and Hamas. If tankers need to take the longer route around the Cape of Good Hope to avoid security concerns and/or rising insurance premiums, reduced tanker capacity and longer voyages may lead to an increase of freight rates. In the beginning of 2024, we observed such an increase in freight rates due to the disruptions in the Red Sea. However, this elevated freight environment has prompted a number of crude tankers to transition towards trading clean products, increasing the tanker capacity. Furthermore, we have also noticed the formation of alternative, shorter trade routes that bypass the Red Sea, leading to shorter voyages for product tankers. These aforementioned factors have led to a weaker earning environment in the third quarter of 2024 and into 2025. Given the ongoing uncertainties surrounding these disruptions, we are not able to accurately assess or estimate the timeline of the potential reopening of the Red Sea and the extent of its continuing impact.

Recently in 2025, several countries have announced or implemented trade measures, including tariffs, which may impact trade routes and product tanker demand. These measures could have a direct impact on our business, such as the imposition of fees on vessels operated or built by certain countries, potentially increasing costs for specific trade flows. Additionally, these measures could also have spillover effects, including protective trade measures that influences the cost of goods transported, leading to shifts in trade patterns and formation of alternative trade routes. Given the uncertainty surrounding timing, scope and effect of these proposed actions, whether adopted in full or in part, we are currently unable to accurately assess or estimate its potential impact on our business and operations.

The product tanker supply outlook remains positive. Despite the orderbook-to-fleet ratio for product tankers increasing in 2024, the average age of global tanker fleet continues to increase, with a growing number of tankers becoming scrap candidates. Although scrapping levels have been low in recent years, we believe the aging fleet will still have a significant impact, as older vessels typically operate at a lower utilisation rate as compared to younger vessels. Additionally, in 2025, the U.S. Office of Foreign Assets Control sanctioned a substantial number of vessels, which will significantly reduce the available tonnage for trade. While these sanctions primarily target crude tankers, we anticipate positive spillover effects on the product tanker market. This would likely reduce the number of crude tanker transitioning to trading clean products, while also prompting some product tankers to shift into crude transport, effectively tightening supply in the product tankers sector. Our analyses indicate that the combination of an increased volume of vessels being recycled. reduced utilisation stemming from the aging of the global fleet, and a growing number of sanctioned vessels will contribute to create a tighter supply and demand scenario which should support continued strong earnings.

For more information on the trends affecting our business, see “Item 4. Information on the Company – B. Business Overview –Industry”.

E.	Critical Accounting Judgement and Estimates

Our consolidated financial statements are prepared in conformity with IFRS Accounting Standards, as issued by the IASB.

In preparing our consolidated financial statements, we make judgments, estimates and assumptions about the application of our accounting policies which affect the reported amounts of assets, liabilities, revenue, and expenses. These judgments, estimates and assumptions are affected by the accounting policies applied. Certain amounts included in or affecting this Annual Report and our consolidated financial statements and related disclosures are estimated, requiring us to make assumptions with respect to values or conditions which cannot be known with certainty at the time the consolidated financial statements are prepared. A critical accounting estimate or assumption is one which is both important to the portrayal of our financial condition and results and requires management’s most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Management evaluates such estimates on an ongoing basis, using historical results and experience, consideration of relevant trends, consultation with experts and other methods considered reasonable in the particular circumstances. Our management believes that the accounting estimates employed for the historical financial statements for Hafnia Limited are appropriate and the resulting financial statement line items are reasonable. However, future results of Hafnia Limited could differ from original estimates requiring adjustments to financial statement line items in future periods.

Our critical accounting judgments and estimates relating to “Accounting for pool arrangements”, “Identification of cash-generating units”, “Impairment of non-financial assets” and “Vessel life and residual value” are further described in the notes to our Consolidated Financial Statements, which are filed as part of this Annual Report, beginning on page F-1; see in particular Note 2 in general, Note 2.3 “Critical accounting judgements and estimates”, and Note 9 “Property, plant and equipment”.

F.	Safe Harbor

Forward-looking information discussed in this Item 5 includes assumptions, expectations, projections, intentions, and beliefs about future events. These statements are intended as “forward-looking statements”.

We caution that assumptions, expectations, projections, intentions, and beliefs about future events may and often do vary from actual results and the difference can be material. See the section entitled “Cautionary Statement Regarding Forward-Looking Statements” at the beginning of this Annual Report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as at December 31, 2024.

Executive Officers

Name	Position
Mikael Øpstun Skov	Chief Executive Officer
Petrus Wouter Van Echtelt	Chief Financial Officer

Board of Directors

Name	Age Group	Position	Served since	2024 Board attendance	Gender	Expertise*
Andreas Sohmen-Pao	Over 50	Chair	May 16, 2014	4/4	Male	Financial, Risk Management, Industry, ESG
Erik Bartnes	Over 50	Director	January 16, 2019	4/4	Male	Financial, Risk Management, Industry
Donald John Ridgway	Over 50	Director	January 16, 2019	4/4	Male	Financial, Risk Management, Industry, ESG
Peter Graham Read	Over 50	Director	January 16, 2019	4/4	Male	Financial, Risk Management, Industry
Su Yin Anand	30-50	Director	November 6, 2023	4/4	Female	Industry, ESG

(*)
In the above table, ‘Financial’ refers to experience in accounting, investment banking, certifications or advanced degrees in finance, accounting, or related fields, or experience in the position of chief financial officer or financial director in publicly traded firms or subsidiaries; ‘Risk Management’ refers to experience as risk consultant in an advisory firm, experience with financial risk/risk management duties or member of a risk committee; ‘Industry’ refers to experience as a part of the management of a shipping and/or oil & gas company; and ‘ESG’ refers to experience in decarbonisation, economic development, diversity, and inclusion programs.

The following is a brief biography of each of our executive officers and directors:

Biographies of Executive Officers and Directors

Executive Officers

Mikael Øpstun Skov, Chief Executive Officer

Mikael Øpstun Skov is the chief executive officer of Hafnia, a role he assumed in January 2019 after the merger between Hafnia Tankers and BW Tankers. Mr. Skov was the co-founder and CEO of Hafnia Tankers and has more than 40 years of experience in the shipping industry. Prior to establishing Hafnia Tankers, Mr. Skov held various positions over his 25-year career at Torm A/S, of which the last two years he served as CEO. Mr. Skov is a board member of ZeroNorth A/S, Complexio Limited and Clipper Group Ltd. Mr. Skov is a Danish citizen and resides in Monaco.

Petrus Wouter Van Echtelt, Chief Financial Officer

Petrus Wouter Van Echtelt is the chief financial officer of Hafnia, a role he assumed in November 2017 and continued to hold after the merger between Hafnia Tankers and BW Tankers in January 2019. Mr. Van Echtelt has more than 25 years of experience in investment banking and ship finance. Prior to Hafnia, Mr. Van Echtelt was CFO of BW Tankers from 2017, a role he took after leaving ABN AMRO Bank as head of Transportation and Logistics sector Asia Pacific & Middle East. For 17 years, Mr. Van Echtelt held various positions in the corporate finance and capital markets group of ABN AMRO and its predecessors (MeesPierson and Fortis Bank). Prior to joining MeesPierson, he worked for Gilde Investments from 1998 until 2000. Mr. Van Echtelt is a Dutch citizen and resides in the Netherlands.

Board of Directors

Andreas Sohmen-Pao, Chair

Mr. Sohmen-Pao has been the chair of Hafnia’s Board of Directors since the merger between Hafnia Tankers and BW Tankers in January 2019. He is currently chair of BW Group and its listed affiliates: BW LPG, BW Offshore, BW Energy and Cadeler. He is also chair of the Global Centre for Maritime Decarbonization and a trustee of Lloyd’s Register Foundation.

Mr. Sohmen-Pao was previously chair of the Singapore Maritime Foundation and Chief Executive Officer of BW Group. He has also served as a non-executive director of The Hongkong and Shanghai Banking Corporation, Navigator Holdings, the Maritime and Port Authority of Singapore, The London P&I Club, Sport Singapore, Singapore’s National Parks Board and The Esplanade, among others.

Mr. Sohmen-Pao graduated from Oxford University in England with an honours degree in Oriental Studies and holds an MBA from Harvard Business School. He is an Austrian citizen and resides in Singapore.

Erik Bartnes, Director

Mr. Bartnes was one of the co-founders of Hafnia Tankers in 2010, served as executive chair until the merger between Hafnia Tankers and BW Tankers in January 2019, and has since served as a director on Hafnia’s Board of Directors.

Mr. Bartnes is currently chair of Castel AS and Trobo AS and a board member of Pareto Asset Management AS and Premium Maritime Fund AS, among others.

Mr. Bartnes was co-founder of Pareto AS, senior partner from 1988, chair until April 2013; served as chair of Christiania Shipping A/S, Pareto Invest AS, Astrup Fearnley Holding AS, its group of companies, Eclipse Drilling AS, Revier Invest AS, and Svele AS, among others; and board member of Eitzen Chemical ASA, Viking Cruises Ltd., Viking Investments (Cayman) Ltd., Jupiter Properties (USA) Ltd., Nordic Tankers AS, Nordic Shipholding AS, Siva Shipping AS and Ugland Shipping AS, among others.

Mr. Bartnes holds a LizRerPol degree from University of Fribourg, Switzerland. He is a Norwegian citizen and resides in Switzerland.

Donald John Ridgway, Director

Mr. Ridgway has served on Hafnia’s Board of Directors since 2019, and previously served as a director of Hafnia Tankers from 2017. He previously served as chair of Tindall Riley and as a director of Tindall Riley (Britannia) Ltd.

Mr. Ridgway has over 45 years of experience in the oil & gas shipping industry and has held various executive roles in shipping in his career, culminating in eight years as CEO of BP Shipping, where he ran a fleet of over 280 vessels and oversaw more than 2,000 staff members.

Mr. Ridgway was chair of the Oil Companies International Marine Forum (OCIMF) and the Marine Preservation Association; president of the API Marine Committee, and director of Britannia P&I Insurance, Alaska Tanker Company, ITOPF and the UK Chamber of Shipping, among others.

Mr. Ridgway is a qualified Master Mariner; has a master’s degree from the Judge Institute, Cambridge University; is a Chartered Marine Technologist and a Fellow of the Institute of Marine Engineering. He is a UK citizen and resides in London.

Peter Graham Read, Director

Mr. Read has been a member of Hafnia’s Board of Directors since January 2019.

In his 37-year career at KPMG, he served as partner and chaired various sectors. He held the position of Head of the UK Shipping Practice and later became the Head of the UK TMT (Telecoms, Media, and Technology) Practice. In 2008, he took on the role of chairing the UK TMT Practice and the Global Japanese Practice (EMA). He maintained both positions until his retirement from KPMG in 2013.

Since 2013, Mr. Read has taken up several non-executive roles, including chairing the board of Welbeck Publishing Group Limited, Gemini Books Group Limited and Quarto PLC. He has also served as a non-executive director and chaired the audit committees of Napster Group PLC, Quayle Munro Holdings Limited, the Professional Cricketers Association, the Royal Automobile Club, the RAC Foundation, Motorsport UK, and the Jaguar Daimler Heritage Trust.

Mr. Read graduated from Southampton University with a degree in Commerce and Accountancy. He is a UK citizen residing in London.

Su Yin Anand, Director

Ms. Anand has served on Hafnia’s Board of Directors since November 2023. Ms. Anand has over 20 years of experience across maritime, mining and technology in legal and commercial roles. In her 15-year legal career, Ms. Anand was a partner at the law firm Ince & Co in Hong Kong, and recognised as one of the top 10 maritime lawyers internationally. Ms. Anand transitioned to the commercial space where she was Head of Shipping for South32 and aluminium sales business. Ms. Anand is currently the Head of Strategy and Transformation, ASEAN at IBM Consulting, Singapore.

Ms. Anand holds a Bachelor of Laws from the National University of Singapore and an Executive MBA from Kellogg-HKUST. Ms. Anand is a Singaporean citizen and resides in Singapore.

B.	Compensation of Directors and Executive Officers

Compensation of Directors

None of the directors decide on their own remuneration. The Nomination Committee proposes the fees that are approved by shareholders at the annual general meeting. It was resolved by the shareholders at the 2024 annual general meeting that the annual fee to the chair of the Board of Directors for the period from the 2024 annual general meeting to the 2025 annual general meeting is $100,000 and the annual fee for a member of the Board of Directors for the period from the 2024 annual general meeting to the 2025 annual general meeting is $90,000. The total amount paid to members of the Board of Directors as remuneration for their work on our Board of Directors in 2024 was $398 thousand (rounded).

To maintain the independence of the Board of Directors, the directors’ remuneration is not linked to our performance, nor do we grant share options, similar instruments or retirement benefits to board members as consideration for their work on our board.

As a general rule, our directors do not undertake special tasks for Hafnia in addition to their directorship. Fees for any such services rendered shall be approved by the Board of Directors.

Compensation of Executive Officers

The Board of Directors has adopted guidelines and principles for determining the remuneration of executive officers, which are presented to the shareholders at the annual general meeting and made available on the Company’s website.

The Remuneration Committee (as described below) administers all performance-related elements of the remuneration of executive management. Annually, the Remuneration Committee prepares recommendations to the Board of Directors relating to the remuneration of the executive officers. The compensation of Hafnia’s executive officers in 2022, 2023 and 2024 was comprised of the following components:

	2024		2023		2022
Salary and other allowances during the year	$1,319,805	(1)	$1,332,662	(1)	$1,285,003
Cash based bonus	2,445,028		2,384,239		789,004
Retention bonus	N/A		N/A		N/A
Pension	N/A	(2)	N/A	(2)	N/A	(2)
Total	$3,774,833		$3,716,901		$2,074,007

(1)	Salary figures remain unchanged, but not all amounts are paid in USD. FX rate fluctuations therefore result in slight differences in USD amounts.

(2)	Our executive officers do not receive pension as part of the remuneration package. This is considered part of the cash compensation.

In 2024, we paid $3.77 million in aggregate cash compensation to our executive officers.

In addition to the compensation listed above, our executive officers may receive customary non-monetary benefits such as newspaper subscription, telephone subscription, accommodation when travelling, laptop and Internet access.

In addition to cash compensation and non-monetary benefits, we have adopted a long-term share incentive plan applicable to executive management and certain other key employees. See below for additional description of this long-term share incentive plan.

Long-term Incentive Plan

We operate an equity-settled, share-based long-term incentive plan for our senior management and key employees (the “LTIP”).

Under this LTIP, share options have been granted to senior management and certain key employees on January 16, 2019, March 1, 2019, June 1, 2019 and August 1, 2019 (collectively “LTIP 2019”), February 25, 2020 (“LTIP 2020”), March 8, 2021 (“LTIP 2021”), March 15, 2022 (“LTIP 2022”), March 22, 2023 (“LTIP 2023”), March 5, 2024 (“LTIP 2024”) and February 27, 2025 (“LTIP 2025”).

The share options under the LTIP are granted to senior management and key employees of Hafnia at the discretion of the Board of Directors. The LTIP is a stand-alone plan, and a share option grant in any single year does not indicate or guarantee a share option grant in any subsequent years. The LTIP is also a retention program, meaning that the share option grant is subject to the option holder’s continued employment with us at the exercise date, and that neither the employee nor a company within our group with which such employee is employed has given notice of termination of such employee’s employment prior to that date.

The share options under the LTIP, with the exception of LTIP 2025, were issued before the Redomiciliation, and gave the option holder a right to (i) subscribe for new shares or (ii) purchase one existing common share in us with a par value of $0.01.

The share options generally vest over a three-year period from the grant date. All share options under LTIP 2019 vested three years after the first grant date of LTIP 2019. In December 2023, the vesting for our CEO’s options under LTIP 2021 was accelerated with these options vesting on December 20, 2023. In May 2024, the Remuneration Committee granted accelerated vesting to all participants of LTIP 2022, which options vested on May 30, 2024.

The exercise price for the vested share options shall be the higher of (i) $0.01 (being the par value) and (ii) market value as at the grant date, increased by a hurdle rate of 5% p.a. from the grant date until the vesting date, compounded annually at the anniversary of the grant date (the “exercise price market value”).

With the Redomiciliation and as Singapore does not recognize the concept of par value, for the LTIPs granted prior to the Redomiciliation, this translates to the option holder having a right to (i) subscribe for new shares or (ii) purchase one existing ordinary share in us, at an exercise price of the higher of (a) $0.01 and (b) the exercise price market value. For LTIP 2025, which was granted after the Redomiciliation, the terms for exercise of options have been logically amended to reflect the Redomiciliation but is otherwise on similar terms as the previous LTIPs.

Share options cannot be exercised in blackout periods for trading in our shares, as from time to time resolved by the Board of Directors (such as in a period prior to publication of financial information and when there is other inside information in Hafnia). The share options generally expire on the date falling six years from the grant date. If applicable insider trading rules should prevent an option holder from exercising share options prior to the expiry date, the Board of Directors may resolve to extend the exercise period.

See below an overview of the aggregate options awarded under the LTIP (including both exercised and unexercised options) as at December 31, 2024:

Option holder	Mikael Øpstun Skov (CEO)	Petrus Wouter Van Echtelt (CFO)	Other option holders	Total
	No. of options	No. of options	No. of options	No. of options
LTIP 2019 (expiry date January 16, 2025)	1,372,632	296,112	1,762,833	3,431,577
LTIP 2020 (expiry date February 25, 2026)	1,357,632	296,112	1,777,833	3,431,577
LTIP 2021 (expiry date March 8, 2027)	1,357,632	296,112	1,777,833	3,431,577
LTIP 2022 (expiry date March 15, 2028)	731,668	159,588	958,172	1,849,428
LTIP 2023 (expiry date February 28, 2029)	595,374	129,645	1,124,409	1,849,428
LTIP 2024 (expiry date March 5, 2030)	617,581	134,479	1,280,354	2,032,414
LTIP 2025 (expiry date February 27, 2031)	770,533	193,475	1,524,387	2,488,395

Additionally, find below an overview of the movements in and exercise of the share options:

	At the beginning of the year	Granted during the year	Exercised during the year	At the end of the year
2024
LTIP 2019	355,334	—	(355,334)	—
LTIP 2020	197,372*	—	(157,372)	40,000*
LTIP 2021	2,073,945	—	(2,073,945)	—
LTIP 2022	1,849,428	—	(1,849,428)	—
LTIP 2023	1,849,428	—	—	1,849,428*
LTIP 2024	—	2,032,414	—	2,032,414
Total	6,325,507	2,032,414	(4,436,079)	3,921,842

2023
LTIP 2019	2,586,519	—	(2,231,185)	355,334
LTIP 2020	3,431,577*	—	(3,234,205)	197,372*
LTIP 2021	3,431,577	—	(1,357,632)	2,073,945
LTIP 2022	1,849,428	—	—	1,849,428
LTIP 2023	—	1,849,428	—	1,849,428
Total	11,299,101	1,849,428	(6,823,022)	6,325,507

*
40,000 options under LTIP 2020 were voided in 2020 due to the option holder leaving Hafnia. In 2024, 118,741 options in LTIP 2023 and 123,170 options in LTIP 2024 were voided due to option holder leaving Hafnia. Voided options are not capable of exercised. The total number of outstanding options as at December 31, 2024 capable of being exercised (after vesting, as applicable) was 3,639,931.

Restricted share units

On March 15, 2022, we granted a total of 462,356 restricted share units (“RSU 2022”) to key management and senior employees, of which 182,922 were granted to the CEO and 39,897 were granted to the CFO.

As at the date of this Annual Report, 310,723 restricted share units have been settled by physical delivery of shares to the employees when they vested on March 15, 2025. 29,685 RSUs have been forfeited due to the holder leaving Hafnia. As at the date of this Annual Report, there are 121,948 outstanding RSUs. These will vest in March 2026 and March 2027.

C.	Board Practices

Board of Directors

Our Board of Directors currently consists of five directors. A director is not required to hold any shares in our company by way of qualification. The directors may exercise all of our powers to borrow money, mortgage or charge of otherwise grant a security interest in our undertaking, property and uncalled capital, or any part thereof, and issue debentures, debenture stock or other securities, except for the issuance of preference shares which requires obtaining prior shareholder approval, whether outright or as security for any of our debt, liability or obligations or of any third party.

Our Board of Directors is elected annually by a vote of a majority of the ordinary shares represented at the meeting where a quorum is present. A quorum is constituted by two or more persons present in person throughout the meeting and who represent in person or by proxy more than 33% of the total issued and outstanding voting shares of the Company. Our Constitution provides that our board shall consist of not less than three directors or such number in excess thereof as the shareholders may determine. Our shareholders determined at the annual general meeting 2024 that the number of directors shall be up to eight. Each director shall hold office until the next annual general meeting following his or her election or until his or her successor is elected.

There are no service contracts between us and any member of our Board of Directors providing for the accrual of benefits, compensation or otherwise, upon termination of their employment or service.

Our Board of Directors has determined that the following directors qualify as “independent” under Rule 10A-3 of the Exchange Act and the Norwegian Code of Practice for Corporate Governance: Erik Bartnes, Donald John Ridgway, Peter Graham Read and Su Yin Anand.

As a foreign private issuer, we are permitted to follow home country corporate governance practices subject to the NYSE corporate governance listing standards. We rely on home country practice in Singapore and/or Norway to be exempted from certain of the corporate governance requirements of the NYSE. See “Item 16G. Corporate Governance – Foreign Private Issuer Exemption”.

Committees

Audit Committee

We have established an audit committee (the “Audit Committee”) comprising two members: Peter Graham Read and Erik Bartnes. The Audit Committee is chaired by Peter Graham Read. Neither of the members of the Audit Committee has been previous partners or directors of our external auditor KPMG within the last 12 months or hold, or have held, any financial interest in KPMG within the last ten years.

The members of the Audit Committee are independent of Hafnia and shall serve while they remain on the Board of Directors or until the members of the Board of Directors decide otherwise or the members wish to retire from their role as a member of the Audit Committee.

The Audit Committee reports and makes recommendations to the Board of Directors, but the Board of Directors retains responsibility for implementing such recommendations.

It was resolved by the shareholders at the 2024 annual general meeting that the annual fee to the chair of the Audit Committee for the period from the 2024 annual general meeting to the 2025 annual general meeting is $15,000 and the annual fee for a member of the Audit Committee for the period from the 2024 annual general meeting to the 2025 annual general meeting is $10,000. The total amount paid to members of the Audit Committee as remuneration for their work on our Audit Committee in 2024 was $19,795.

Remuneration Committee

We have established a remuneration committee (the “Remuneration Committee”) comprising two members: Andreas Sohmen-Pao and Erik Bartnes. The Remuneration Committee is chaired by Andreas Sohmen-Pao.

The members of the Remuneration Committee shall serve while they remain on the Board of Directors, or until the members of the Board of Directors decide otherwise or wish to retire from their role as a member of the Remuneration Committee.

The primary purpose of the Remuneration Committee is to assist the Board of Directors in discharging its duty relating to determining management’s compensation. The Remuneration Committee reports and makes recommendations to the Board of Directors, but the Board of Directors retains responsibility for implementing such recommendations. Any remuneration to be paid to the members of the Remuneration Committee is to be decided at the annual general meeting.

It was resolved by the shareholders at the 2024 annual general meeting that the annual fee to the chair of the Remuneration Committee for the period from the 2024 annual general meeting to the 2025 annual general meeting is $10,000 and the annual fee for a member of the Remuneration Committee for the period from the 2024 annual general meeting to the 2025 annual general meeting is $5,000. The total amount paid to members of the Remuneration Committee as remuneration for their work on our Remuneration Committee in 2024 was $15,000.

Nomination Committee

We have established a nomination committee (the “Nomination Committee”) comprising three members: Sophie Smith, Bjarte Bøe and Elaine Yew Wen Suen. The Nomination Committee is chaired by Sophie Smith.

Sophie Smith. Ms. Smith joined BW Group in August 2021 as the Chief Human Resources Officer. Prior to joining BW Group, she worked at Experian, where she most recently held the role of HR Director, Asia Pacific. Originally from the UK, Ms. Smith started her career at Rolls-Royce and moved into HR leadership roles at 3i and Natwest. Ms. Smith graduated from Durham University with a first class honours degree in Geography. She is a member of the Chartered Institute of Personnel and Development. Ms. Smith has been chair of the Nomination Committee since May 2022.

Bjarte Bøe. Mr. Bøe has over 30 years of experience in the finance industry. He currently serves as a director of CMB Tech, a NYSE and Belgium listed shipping company. He also serves as a director of Eika Group, a Norwegian savings bank group, as Chairman of Nordic Financial Regulation Group, as Chairman of Jøtul, a Norwegian wood oven manufacturer and as Chairman of Merkantilbygg, a Norwegian real estate company. He has previously served on the following boards: Seadrill, (a US and Oslo listed drilling company), Hermitage Offshore (a US offshore supply vessel company), Ellos group AB (a Swedish retail company), and Agera Venture (a Norwegian venture capital company). Mr. Bøe is a member of the Nomination Committee of BW Offshore Limited since May 2014, and Hafnia Limited, BW LPG Limited and BW Energy Limited since May 2020. Mr. Bøe was chair of the Investment Committee at SEB Venture Capital, a subsidiary of Skandinaviska Enskilda Banken AB (publ), a Nordic financial services group, where from 1995 to June 2019, he held a range of management positions.

Elaine Yew Wen Sue. Ms. Yew is a Senior Partner in Egon Zehnder, one of the world’s largest executive search and talent strategy firms. Ms. Yew is the Asia Lead of the firm’s Global Board Advisory practice and her focus is on Boards, CEOs and other C-suite succession planning. Ms. Yew also advises clients on CEO development, top team effectiveness, organizational culture and board effectiveness. Before joining the firm, Ms. Yew led an industry change program while at Global Freight Exchange, the world’s first Internet-based global marketplace for air cargo. Prior to that, Ms. Yew was Executive Director with Goldman Sachs in the European Equities Division and was a Consultant with Monitor Company. Ms. Yew started her career with the Singapore Economic Development Board, helping Singapore companies develop their presence in Indochina and Myanmar in the early 1990s. Ms. Yew is a trained Coach and Fellow of the Institute of Coaching, McLean, affiliated to the Harvard Medical School. She is also a certified Mediator and uses some of the principles in helping people work better together. Ms. Yew is an independent Non-Executive Director on the Board of SPH Media Holdings; and is also on the Board of MOH Holdings, the holding company of Singapore’s public healthcare clusters, where she chairs the Human Resource Committee. She chairs the independent Nominating Committees of BW Offshore, BW Energy, BW LPG, Hafnia and Cadeler AS, listed on the Norwegian Stock Exchange. She sits on the board of The Majurity Trust, a philanthropic foundation, on the board of Wild Rice Ltd, a not-for-profit theatre company, and on the board of Capella Hotels Group. She is also a board member of the Singapore International Mediation Centre and is a Justice of the Peace. She had previously served for nine years on the Board of Trustees of the National University of Singapore. Ms. Yew has a BA with Honours in English and Drama from the University of Kent and an MBA from INSEAD in Fontainebleau, France. Ms. Yew has been a member of the Nomination Committee since May 2020.

The members of our Nomination Committee are not members of the Board of Directors. The chair of the Nomination Committee is employed by BW Group and holds positions on committees in other companies wherein BW Group has a significant ownership interest. The two other members are not employed by BW Group, but both hold positions on committees in other companies wherein BW Group has a significant ownership interest.

The members of the Nomination Committee shall serve until the shareholders in an annual general meeting determines otherwise, or they wish to retire from their role as member of the Nomination Committee.

The purpose of the Nomination Committee is for the committee to assist the Board of Directors in evaluation of operational effectiveness and suitability and to be responsible for the Board of Directors’ succession plans by nominating candidates for the election as directors and as chair of the Board of Directors and for nominating members of the Nomination Committee as well as coordinating with the Remuneration Committee to make recommendations for remuneration of these persons.

It was resolved by the shareholders at the 2024 annual general meeting that the annual fee to a member of the Nomination Committee for the period from the 2024 annual general meeting to the 2025 annual general meeting is $2,500. The total amount paid to members of the Nomination Committee as remuneration for their work on our Nomination Committee in 2024 was $7,500.

Clawback Policy

In March 2024, our Board of Directors adopted a policy regarding the recovery of erroneously awarded compensation (“Clawback Policy”) in accordance with the applicable standards of the NYSE and Section 10D and Rule 10D-1 of the Exchange Act. If we are required to prepare an accounting restatement of our financial statements due to material noncompliance with any financial reporting requirements under U.S. securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, we shall be entitled to recover reasonably promptly any excess incentive-based compensation received by any certain executives during the three completed fiscal years immediately preceding the date on which we are required to prepare an accounting restatement.

Our Clawback Policy is administered by the Board of Directors or, if so designated by the Board of Directors, the Remuneration Committee of the Board of Directors, which has discretion, in accordance with applicable laws, rules, and regulations, to interpret and implement recovery measures under the policy. The Committee may choose not to pursue recovery if it determines that doing so would be impracticable. The full text of our Clawback Policy is filed as Exhibit 97.1 to this Annual Report.

D.	Employees

As at December 31, 2024, we had a global headcount of 4,959 colleagues, consisting of 274 full-time onshore employees representing 29 nationalities of which 141 are based in Singapore, 90 in Copenhagen, 18 in Houston, 12 in Dubai, 11 in Mumbai and 2 in Monaco; 2,358 seafarers representing 25 nationalities employed on internally managed Hafnia Vessels; and 2,327 seafarers employed through external technical managers on externally managed Hafnia Vessels. Our seafarers are—directly through our subsidiaries or indirectly through external technical managers—covered by a number of collective bargaining agreements which are renewed and renegotiated from time to time.

E.	Share Ownership

See the above section in this Item 6: “B. Compensation. – Long-Term Incentive Plan” and “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders”.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table presents the beneficial ownership of our ordinary shares as at April 14, 2025, for:

•	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares;

•	each of our executive officers and members of our Board of Directors; and

•	all of our executive officers and members of our Board of Directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Under those rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. Except as otherwise indicated, and subject to community property laws where applicable, we believe, based on the information provided to us, that the persons and entities named in the table below have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them.

The percentage of beneficial ownership for the following table is based on 497,989,642 ordinary shares outstanding (excluding treasury shares) as at April 14, 2025. Options to purchase shares that are exercisable within 60 days are deemed to be beneficially owned by the persons holding these options for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person’s ownership percentage.

	Number of Ordinary shares Beneficially Owned	Percentage of Ordinary shares Beneficially Owned
Executive Officers and Board Members
Mikael Øpstun Skov, Chief Executive Officer	*	*
Petrus Wouter Van Echtelt, Chief Financial Officer	*	*
Andreas Sohmen-Pao, Chair	226,444,049	45%
Erik Bartnes, Director	*	*
Donald John Ridgway, Director	—	—
Peter Graham Read, Director	—	—
Su Yin Anand, Director	—	—
All Executive Officers and Board Members as a group (7 individuals)	229,205,128	46%
5% Shareholders
BW Group Limited	226,444,049	45%
Folketrygdfondet	31,072,071	6%

*	Represents ownership of less than 1% of our outstanding ordinary shares.

BW Group Limited is controlled by corporate interests associated with the Sohmen family. Mr. Andreas Sohmen-Pao, the chair of our Board of Directors, is a member of the Sohmen family. During the last three years, BW Group’s ownership stake has decreased from 53% (February 28, 2022) to 45% (April 14, 2025).

Folketrygdfondet manages the Government Pension Fund Norway on behalf of the Norwegian Ministry of Finance. Folketrygdfondet became the owner of more than 5% of shares on April 29, 2024.

None of the above shareholders hold voting rights which are different from those that are held by Hafnia’s other shareholders.

Our ordinary shares trade on Oslo Børs under the symbol HAFNI, and on the NYSE under the symbol HAFN. Since Hafnia is a Singapore company, a principal register of members is maintained by Hafnia in Singapore. As at April 14, 2025, Cede & Co, a nominee of the DTC, is the recorded holder of 512,523,532 ordinary shares and with Hafnia Limited as recorded holder of 40,000 ordinary shares. As at April 14, 2025, approximately 88% of our ordinary shares were held through the VPS and traded on the Oslo Børs.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

B.	Related Party Transactions

A director who is in any way, whether directly or indirectly, interested in a transaction or proposed transaction with our company is required to either (i) declare the nature of his interest at a meeting of the directors of our Company; or (ii) send a written notice to our Company containing details on the nature, character and extent of such director’s interest in the transaction or proposed transaction in accordance with the Singapore Companies Act. Following a declaration of interest and unless disqualified by the chair of the relevant board meeting, such director may vote in respect of any contract, proposed contract, or arrangement that he or she has an interest in and may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, except certain interested provisions as set out in the Constitution where such director may not vote, be counted in the quorum or act as chair of the meeting.

Our largest shareholder is BW Group. BW Group is owned by a company controlled by corporate interests associated with the Sohmen family. The chair of our Board of Directors, Andreas Sohmen-Pao, is a member of the Sohmen family.

We are not affiliated with any other entities in the shipping industry other than BW Group and affiliates of BW Group.

From time to time, we enter into agreements with BW Group Limited and affiliates of BW Group and other related parties. We may enter into transactions with BW Group Limited and affiliates of BW Group and other related parties from time to time in the future.

We describe below transactions and series of similar transactions, currently in place or currently proposed, to which we were a party or will be a party, which are considered material for our operations or where the amounts involved per annum exceed or will exceed $100,000. Other than as described below, there is not currently, nor are there any currently proposed, transactions or series of similar transactions meeting these criteria to which we have been or will be a party.

Shareholder Rights Agreement

We have entered into a shareholder rights agreement (the “Shareholder Rights Agreement”) with BW Group, pursuant to which we have granted certain rights to BW Group and their affiliates and certain of their transferees.

Pursuant to the Shareholder Rights Agreement, BW Group has the right to designate members to the Board of Directors in accordance with and for so long as BW Group meets certain beneficial ownership thresholds. Further, pursuant to the terms of the Shareholder Rights Agreement, BW Group has agreed that it shall not, and shall cause its controlled affiliates not to, transfer any shares of voting securities of Hafnia without the prior written consent of Hafnia to (i) any person or any shareholder group in an amount constituting 15% or more of the voting securities of Hafnia then outstanding or (ii) any person or shareholder that, immediately following such transfer, would beneficially own in the aggregate 15% or more of the voting securities of Hafnia then outstanding.

BW Group also has certain customary demand and piggyback registration rights with respect to Hafnia’s ordinary shares pursuant to the Shareholder Rights Agreement.

The Shareholder Rights Agreement will require Hafnia to provide a standard indemnity to BW Group and its controlled affiliates against any claims relating to any untrue statement of a material fact (or omission of a material fact) in any registration statement or prospectus. The Shareholder Rights Agreement also requires BW Group and its controlled affiliates to indemnify Hafnia with respect to any untrue statement of a material fact (or omission of a material fact) in any registration statement or prospectus, if such statement or omission was made in reliance upon and in conformity with written information furnished to the Company by BW Group and its controlled affiliates specifically for the use therein.

The registration rights will be subject to customary restrictions such as the number of registrations, minimum offering sizes, blackout periods and, if a registration is underwritten, any limitations on the number of shares to be included in the underwritten offering as advised by the managing underwriter.

The Shareholder Rights Agreement will terminate, unless provided otherwise therein, on the earlier of the date that BW Group and its controlled affiliates collectively beneficially own less than 10% of the total issued and outstanding ordinary shares of Hafnia or are free to sell their ordinary shares without restriction under Rule 144 of the Securities Act. The foregoing summary of the Shareholder Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Shareholder Rights Agreement, attached as Exhibit 2.1 to this Annual Report.

Corporate Services Agreement

We have entered into a corporate services agreement (the “Corporate Services Agreement”) with BW Maritime Pte. Ltd. (“BW Maritime”), a subsidiary of BW Group Limited. Under this Corporate Services Agreement, BW Maritime provides certain services to us. These services include provision of rent of office space and facilities, communications and branding, quality and risk management services, tax services, legal services, corporate secretarial services, information technology services, insurance agency services, and internal audit services. Further, BW Group Limited is providing certain risk coverage services to us.

The Corporate Services Agreement may be terminated by either party serving notice during the required notice period as set forth in the respective area of service or if it is silent not less than 180 days’ written notice.

The Corporate Services Agreement is renewed each year and has been renewed for services with effect from January 1, 2025.

Share lending agreements

In the past, we have from time to time entered into share lending agreements with BW Group. Shares borrowed by us under share lending agreements are classified as treasury shares. We use such treasury shares, for example, to fulfil exercised options under our equity incentive plans. Subsequent to our borrowing of shares, we will re-issue new shares in the same amount as borrowed, and these newly issued shares will be returned to the lender as redelivery of the borrowed shares.

During 2024, we entered into one share lending agreement with BW Group on May 27, 2024. This share lending agreement was entered into by us to ensure that we could promptly deliver existing shares to employees exercising their vested options under LTIP 2022 and to employees with restricted share units under RSU 2022. As consideration for the loan of the shares, BW Group received a fixed handling fee and a variable fee of 0.40% per cent per annum from the date of the share lending agreement until the day the borrowed shares were redelivered by way of the issuance of new shares at a subscription price of $0.01 per share. These new shares were issued on June 27, 2024.

We may enter into similar share lending agreements with BW Group Limited or other shareholders in the future.

Loans to joint venture companies

From time to time, we have provided loans to our joint venture companies and companies in which we have minority ownership stake. See “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Loans Receivable” for a description of these loan arrangements.

Directors and executive management

Remuneration of our directors and executive management is disclosed in “Item 6. Directors, Senior Management and Employees – B. Compensation of Directors and Executive Officers”.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

See “Item 17. Financial Statements” which contains our financial statements prepared in accordance with IFRS.

Legal Proceedings

See “Item 4. Information on the Company – B. Business Overview – Business – Legal Proceedings”.

Dividend Policy

Under our Constitution, our Board of Directors may declare cash dividends or distributions. We are subject to Singapore legal constraints that may affect our ability to pay dividends on our ordinary shares and make other payments. Under Singapore law, a company may only declare and pay dividends out of its profits.

Since we are a holding company with no material assets other than the shares of our subsidiaries through which we conduct our operations, our ability to pay dividends depends on our subsidiaries distributing their earnings and cash flow to us. See “Item 3. Key Information – D. Risk Factors – Risks Related to Ownership of Our Ordinary Shares” for a discussion of risks related to our ability to pay dividends.

We are domiciled in Singapore. There are no restrictions on our ability to transfer funds into or out of Singapore to pay dividends to U.S. residents who are holders of our ordinary shares or other non-resident holders of our ordinary shares in currency other than Singapore Dollars.

Our paying agent for dividends to shareholders holding their shares through the NYSE is Broadridge Corporate Issuer Solutions, Inc. and our paying agent for dividends to shareholders through the OSE is DNB Bank ASA.

Under our Constitution, each ordinary share is entitled to dividends if, as and when dividends are declared by our Board of Directors, subject to any preferred dividend right of the holders of any preference shares.

We intend to pay dividends in amounts that will allow us to retain sufficient liquidity to fund our obligations as well as execute our business plan going forward. Furthermore, we have in place a number of financing agreements which include covenants that would restrict our ability, without the prior consent of the lenders, to distribute dividends if we are not in compliance with certain financial covenants or have existing events of default.

We updated our dividend policy in November 2022 to better align our dividend payout strategy with our overall financial performance. We further updated our dividend policy in April 2024 to increase the dividend payout ratio compared to the dividend payout ratio under the dividend policy announced in November 2022.

Beginning Q1 of 2024, we target a quarterly payout ratio of net profit, adjusted for extraordinary items, as set forth in the following table:

Net loan to value	Payout of net profit (%)
Above 40%	50
Above 30% but equal to or below 40%	60
Above 20% but equal to or below 30%	80
Equal to or below 20%	90

Net loan-to-value is calculated as vessel bank and finance lease debt (excluding debt for vessels sold but pending legal completion), debt from the pool borrowing base facilities less cash at bank and on hand, divided by broker vessel values (100% owned vessels and asset held for sale).For the avoidance of doubt, the calculation of net loan-to-value does not include debt or values of vessels held through our joint ventures.

The final amount of dividend is decided by the Board of Directors. In addition to cash dividends, we may buy back shares as part of our total distribution to shareholders.

In deciding whether to declare a dividend and determining the dividend amount, the Board of Directors will, in addition to the net loan-to-value, take into consideration our capital structure and capital requirements, our liquidity position, financial condition, general business condition, any legal restrictions, our capital expenditure plans and market outlook. Additionally, the Board of Directors will consider any restrictions under borrowing arrangements or other contractual arrangements in place at the time.

There can be no assurance that a dividend will be declared in any given year. If a dividend is declared, there can be no assurance that the dividend amount or yield will be as contemplated above.

The following table sets forth our dividend payout ratio for each quarter of the years ended December 31, 2021, 2022, 2023, and 2024 where we declared a dividend. We did not declare any dividend in 2021 as we recorded a net loss in each quarter of 2021. For the periods where a dividend was declared, the Board of Directors did not find it necessary to make any adjustments when determining the amounts of dividends to be paid out.

Financial period	Net loan to value	Payout Ratio (%)
Previous dividend policy applied
Q1 2022	64.0%	50%
Q2 2022	55.7%	50%
Q3 2022	43.0%	50%
Current dividend policy applied
Q4 2022	37.2%	60%
Q1 2023	31.4%	60%
Q2 2023	30.1%	60%
Q3 2023	27.4%	70%
Q4 2023	26.3%	70%
April 2024 increase in payout ratio
Q1 2024	24.2%	80%
Q2 2024	21.3%	80%
Q3 2024	19.1%	90%
Q4 2024	23.2%	80%

The amount utilized for the Share Buyback Program described in “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers” will be deducted before declaring future dividends. This ensures the combined total of dividends and share buybacks aligns to the Company’s payout ratio under its dividend policy. As an example, if the Company achieves a net loan-to-value below 20% and a net profit of $100 million in a given quarter, the Company would target a 90% payout ratio based on the dividend policy, corresponding to $90 million. However, if during the quarter, the company had utilized $30 million to repurchase shares as part of the Share Buyback Program, the $30 million will be subtracted from total payout, resulting in $60 million in dividends declared for that quarter. In December 2024 and January 2025, we repurchased $49.1 million and $27.6 million, respectively, in aggregate principal amount. The amount utilized in December 2024 has been deducted from the payout amount to be declared for Q4 2024, while the amount utilized in January 2025 will be deducted from the dividend amount to be declared for Q1 2024, ensuring that the combined total of dividends and share buybacks aligns with the payout ratio.

B.	Significant Changes

A discussion of the significant changes in our business can be found under “Item 4. Information on the Company – A. History and Development of the Company” and “Item 4. Information on the Company – B. Business Overview”.

ITEM 9.	THE OFFER AND LISTING

A.	Offering and Listing Details

See “Item 9. The Offer and Listing – C. Markets.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares currently trade on Oslo Børs under the symbol HAFNI and on the NYSE under the symbol HAFN. As at March 31, 2025, we had 497,678,919 ordinary shares issued and outstanding.

On April 5, 2024 and April 8, 2024, trading of our shares was suspended on the OSE to facilitate the commencement of the NYSE Listing.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Constitution

Our Constitution has been filed as Exhibit 1.1 to this Annual Report.

A description of the material terms of our Constitution and of the rights and restrictions attaching to our shares is included in “Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934”, which has been filed as Exhibit 2.2 to this Annual Report and is incorporated by reference herein.

C.	Material Contracts

Contracts that we consider to be both material and outside the ordinary course of business and which are to be performed in whole or in part after the filing of this Annual Report are attached as exhibits to this Annual Report.

See “Item 4. Information on the Company – A. History and Development of the Company”, “Item 4. Information on the Company – B. Business Overview” and “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions” for a discussion of material contracts entered into outside of the ordinary course of business in the preceding two years. Other than as set forth above, there were no material contracts, other than contracts entered into in the ordinary course of business, to which we were a party during the two-year period immediately preceding the date of this Annual Report.

D.	Exchange Controls

Generally, there are no exchange control restrictions in effect in Singapore.

E.	Taxation

The following is a description of the material Singapore and U.S. federal income tax considerations relevant to an investment decision by a potential investor with respect to our ordinary shares. This discussion does not address all of the tax consequences that may be relevant in light of the investor’s particular circumstances. Potential investors should consult their tax advisers regarding the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our ordinary shares in their particular circumstances.

Singapore Tax Considerations

The following discussion is a summary of material Singapore income tax, goods and services tax (“GST”), and stamp duty considerations relevant to the purchase, ownership, and disposition of our ordinary shares by an investor who is not tax resident or domiciled in Singapore and who does not carry on business or otherwise have a presence in Singapore. The statements made herein regarding taxation are general in nature and based on certain aspects of the current tax laws of Singapore and administrative guidelines issued by the relevant authorities in force as of the date hereof and are subject to any changes in such laws or administrative guidelines, or in the interpretation of those laws or guidelines, occurring after such date, which changes could be made on a retroactive basis. The statements made herein do not describe all of the tax considerations that may be relevant to all our shareholders, some of which (such as dealers in securities) may be subject to different rules. The statements are not intended to be and do not constitute legal or tax advice and no assurance can be given that courts or fiscal authorities responsible for the administration of such laws will agree with the interpretation adopted herein. Each prospective investor should consult an independent tax advisor regarding all Singapore income tax and other tax consequences applicable to them from owning or disposing of our ordinary shares in light of the investor’s particular circumstances. The statements below are based upon the assumption that we are tax resident in Singapore for Singapore income tax purposes after the Redomiciliation and that we (including our subsidiaries) do not own any Singapore residential properties. It is emphasized that neither we nor any other person involved in this document accepts responsibility for any tax effects or liabilities resulting from the acquisition, holding or disposal of our shares.

Income Taxation Under Singapore Law

Dividend Distributions with Respect to Ordinary Shares

We are registered and tax resident in Singapore. Under the one-tier corporate tax system, dividends paid by a Singapore tax resident company will be exempt from Singapore tax in the hands of a shareholder, whether or not the shareholder is an individual or a company, and whether or not the shareholder is a Singapore tax resident. Singapore does not impose withholding tax on dividend distributions.

Capital Gains upon Disposition of Ordinary Shares

Under current Singapore tax law, there is generally no tax on capital gains while gains of an income nature would be subject to tax at the prevailing income tax rate. As such, any profits from the disposal of our ordinary shares would not ordinarily (where such decision to transact would have been made in Singapore) be taxable in Singapore unless the profits are deemed to be income in nature. However, there are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. If the decision to transact can be construed as having been made in Singapore and the gains from the disposal of ordinary shares can be construed to be of an income nature (the Inland Revenue Authority of Singapore (“IRAS”) would look at various factors such as the motive, the holding period, the frequency of transactions, the nature of the subject matter, the circumstances of realization, the mode of financing and other factors to determine the nature of the trade), the disposal profits would be taxable as income rather than capital gains. Such gains, even if they do not arise from an activity in the ordinary course of trade or business or from an ordinary incident of some other business activity, may also be considered gains or profits of an income nature if the investor had the intention or purpose of making a profit at the time of acquisition of the shares. As the circumstances of each prospective investor will vary from one another, each prospective investor should consult an independent tax advisor on the Singapore income tax and other tax consequences that will apply to their individual circumstances.

Subject to certain conditions being satisfied, gains derived by a company from the disposal of our ordinary shares between the period of June 1, 2012 and December 31, 2027 (inclusive of both dates) will not be subject to Singapore income tax under section 13W of the Singapore Income Tax Act 1947, if the divesting company holds a minimum shareholding of 20% of our ordinary shares and these shares have been held for a continuous minimum period of 24 months. This temporary safe harbour rule is only applicable if the divesting company, at the time of lodgment of its income tax return in Singapore relating to the period in which the disposal of ordinary shares occurred, provides such information and documentation as may be specified by the IRAS. The Singapore Minister for Finance has announced in Budget 2025 that, inter alia, the temporary safe harbour rule will be made permanent by removing the sunset date of December 31, 2027, and that the assessment of the shareholding threshold condition will be allowed to be done “on a group basis” for disposal gains derived on or after January 1, 2026.

In addition, pursuant to section 34A or 34AA of the Singapore Income Tax Act 1947, shareholders that apply, or that are required to apply, the Financial Reporting Standard 39 (“FRS 39”), Financial Reporting Standard 109 (“FRS 109”) or Singapore Financial Reporting Standard (International) 9 (Financial Instruments) (“SFRS(I) 9”) (as the case may be), for the purposes of Singapore income tax may be required to recognize unrealised gains or losses (not being gains or losses in the nature of capital) in accordance with the provisions of FRS 39, FRS 109 or SFRS(I) 9 (as modified by the applicable provisions of Singapore income tax law) even though no sale or disposal of our ordinary shares has been made. Shareholders that may be subject to such tax treatment should consult their own accounting and tax advisors regarding the Singapore income tax consequences of their acquisition, holding and disposal of our ordinary shares arising from the adoption of FRS 39, FRS 109, or SFRS(I) 9.

Notwithstanding the above, foreign investors may potentially claim that gains from the disposition of our ordinary shares are not sourced or received in Singapore (so that such gains will not be subject to Singapore income tax) if: (i) the foreign investor is not a tax resident in Singapore; (ii) the foreign investor does not maintain a permanent establishment in Singapore, to which the disposition gains may be effectively connected; and (iii) the entire process (including the negotiation, deliberation, execution of the acquisition and sale, etc.) leading up to the actual acquisition and sale of our ordinary shares is performed outside of Singapore.

Shipping Income

All our shipping income (excluding income from our Joint Ventures) accrues in Singapore, where we exercise strategic or commercial management over our international shipping activities. Therefore, we are impacted by Singapore income tax legislation. In Singapore, we are currently subject to preferential tax treatment under the Maritime Sector Incentive-Shipping Enterprise (Singapore Registry of Ships)(“MSI-SRS”) scheme and the Maritime Sector Incentive-Approved International Shipping Enterprise (“MSI-AIS”) award. Under the MSI-SRS scheme and MSI-AIS, income from international shipping operations is tax exempt. The MSI-SRS is applicable so long as a company owns and/or operates Singapore flagged vessel(s) for international shipping operations, and requires no additional application or approval. Meanwhile, the MSI-AIS is a renewable award every ten years. Our current ten-year period under the MSI-AIS award will expire on April 30, 2028 and we intend to apply for a further ten-year extension of the MSI-AIS award. Renewal of the MSI-AIS award is contingent on various factors where we will be required to, for example, demonstrate a business plan on how our business can generate economic contributions in Singapore through business spending, employment and ensuring that our strategic or commercial management is in Singapore.

Global Minimum Tax under Pillar Two

Singapore has implemented the Income Inclusion Rule (“IIR”) and the Domestic Top-up Tax (“DTT”) under Pillar Two of the OECD BEPS 2.0 initiative through the enactment of the Multinational Enterprise (Minimum Tax) Act 2024. The IIR imposes a top-up tax on a relevant Singapore parent entity of a multinational enterprise (“MNE”) group with respect to its ownership interests in a low-taxed constituent entity that has an effective tax rate (determined for the MNE group on a jurisdictional basis) that is below 15%. The DTT tops up the effective tax rate of in-scope MNE groups in respect of the profits of their group entities that are operating in Singapore to 15%. Both the DTT and the IIR will apply to business profits of MNE groups with annual group revenue of at least €750 million, as reflected in the consolidated financial statements of the ultimate parent entity, for financial years starting on or after January 1, 2025. The Singapore Ministry of Finance has reserved its position on the Undertaxed Profits Rule, and stated that this will be considered at a later stage as it focuses on implementing the IIR and the DTT for the time being. We will be an in-scope MNE for 2025 and will be subject to IIR and DTT. However, as the majority of our profits arises from international shipping and international shipping income and ancillary international shipping income are specifically excluded from the tax base, we do not envisage Pillar Two of the OECD BEPS 2.0 initiative to have a material impact on us.

Stamp Duty

 Where shares evidenced in certificated form are transferred and an instrument of transfer is executed (whether physically or in the form of an electronic instrument) in Singapore or outside Singapore and which is received in Singapore, Singapore stamp duty is payable on the instrument of transfer for the sale of our ordinary shares at the rate of 0.2% of the consideration for, or market value of, the transferred shares, whichever is higher. The Singapore stamp duty is borne by the purchaser unless there is an agreement to the contrary. Where the instrument of transfer is executed outside of Singapore and is received in Singapore, Singapore stamp duty must be paid within 30 days of receipt of the instrument of transfer in Singapore. Electronic instruments that are executed outside Singapore are treated as received in Singapore if: (a) it is retrieved or accessed by a person in Singapore; (b) an electronic copy of it is stored on a device (including a computer) and brought into Singapore; or (c) an electronic copy of it is stored on a computer in Singapore. Where the instrument of transfer is executed in Singapore, Singapore stamp duty must be paid within 14 days of the execution of the instrument of transfer.

Goods and Services Tax

The issuance or transfer of our ordinary shares to investors belonging in Singapore is exempt from Singapore GST, while such issuance or transfer to investors belonging outside Singapore is zero-rated (i.e., charged at 0%). Hence, investors should not incur any GST on the subscription or subsequent transfer of our ordinary shares.

The sale of our ordinary shares by a GST-registered investor belonging in Singapore for GST purposes to another person belonging in Singapore is an exempt supply. Any input GST incurred by the GST-registered investor in making the exempt supply is generally not recoverable.

Where our ordinary shares are sold by a GST-registered investor in the course of or furtherance of a business carried on by such investor contractually to and for the direct benefit of a person belonging outside Singapore, the sale should generally, subject to satisfaction of certain conditions, be considered a zero-rated supply. Subject to the normal rules for input tax claims, any input GST incurred by the GST-registered investor in making such a supply in the course of or furtherance of a business carried out by such investor may be fully recoverable.

Each prospective investor should consult an independent tax advisor on the recoverability of input GST incurred on expenses in connection with the purchase and sale of our ordinary shares if applicable.

Services consisting of arranging, brokering, underwriting, or advising on the issue, allotment or transfer of ownership of our ordinary shares rendered by a GST-registered person to an investor belonging in Singapore for GST purposes in connection with the investor’s purchase, holding, or transfer of our ordinary shares will be subject to GST at the current standard rate of 9%. Similar services rendered by a GST-registered person contractually to and for the direct benefit of an investor belonging outside Singapore should generally, subject to the satisfaction of certain conditions, be zero-rated (i.e., charged at 0% GST).

Tax Treaties Regarding Withholding Taxes

There is currently no comprehensive avoidance of double taxation agreement between the United States and Singapore which applies to withholding taxes on dividends or capital gains.

U.S. Federal Income Tax Considerations

The following discussion is a summary of the material U.S. federal income tax consequences to us of our activities and, subject to the limitations described below, to U.S. Holders (as defined below) of owning and disposing of our ordinary shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire our ordinary shares.

This discussion is based on the Code, administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect.

The discussion below is based, in part, on the description of our business as described in this Annual Report and, unless otherwise stated, assumes that we conduct, and will continue to conduct, our business as described herein.

U.S. Federal Income Taxation of Our Shipping Income

We anticipate that we will earn substantially all our income from the chartering of vessels for use on a time or voyage charter basis, including through participation in a commercial pool, or from the performance of services directly related to those uses, all of which we refer to as “shipping income”.

Unless we qualify for an exemption from U.S. federal income taxation under the rules of Section 883 as discussed below, we will be subject to U.S. federal income taxation on our U.S.-source gross shipping income. For this purpose, “shipping income” includes income that is derived from, or in connection with (i) the use of vessels, (ii) the hiring or leasing for use of vessels, (iii) the performance of services directly related to the use of vessels, and (iv) the participation in a pool, partnership, strategic alliance, joint operating agreement or other joint venture that directly or indirectly generates income described in (i) through (iii). For U.S. federal income tax purposes, U.S.-source shipping income includes 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States and 100% of shipping income attributable to transportation exclusively between U.S. ports. Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the U.S. and not subject to any U.S. federal income tax. We do not expect to engage in transportation that produces income that is considered to be 100% U.S.-source shipping income.

Under Section 883 and the applicable Treasury regulations, a non-U.S. corporation will be exempt from U.S. federal income tax on its U.S.-source shipping income if:

(1)
it is organised in a “qualified foreign country”, which is a country that grants an “equivalent exemption” from tax to corporations organised in the United States in respect of each category of shipping income for which exemption is being claimed under Section 883; and

(2)	either

(a)
more than 50% of the value of its shares is beneficially owned, directly or indirectly, by “qualified shareholders”, which as defined includes, among others, individuals who are “residents” of a qualified foreign country;

(b)	its shares are “primarily traded and regularly traded on an established securities market” in a qualified foreign country or in the United States; or

(c)	it is a “controlled foreign corporation” and one or more qualified U.S. persons generally own more than 50 percent of the total value of all the outstanding stock.

Following the Redomiciliation, we are tax resident in Singapore, which is a qualified foreign country that currently grants the requisite equivalent exemption from tax in respect of each category of shipping income we expect to earn in the future. Therefore, we would be exempt from U.S. federal income taxation with respect to our U.S.-source shipping income if we are able to satisfy any of the ownership tests described above. As discussed further below, as at the date of this Annual Report, it is not clear whether we will be able to satisfy any of these tests for any taxable year.

Under Treasury regulations promulgated under Section 883, stock of a non-U.S. corporation will be “primarily traded” on an established securities market in a given country for a particular taxable year if, with respect to the class or classes of stock relied upon to meet the “regularly traded” requirement discussed in the next sentence, the number of shares of each such class that are traded during such taxable year on all established securities markets in that country exceeds the number of shares in such class that are traded during such taxable year on established securities markets in any other country. The stock of a non-U.S. corporation generally will be considered to be “regularly traded” on an established securities market for any taxable year during which one or more classes of stock that, in the aggregate, represent more than 50% of the vote and value of the outstanding stock in such non-U.S. corporation satisfy certain listing and trading volume requirements. However, a class of stock will not satisfy the “regularly traded” requirement for any taxable year during which 50% or more of the vote and value of the outstanding shares of such class is owned, actually or constructively under specified attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of outstanding shares (“5% Override Rule”). In the event the 5% Override Rule is met, the Treasury regulations provide that the 5% Override Rule will nevertheless not apply if we can establish that within the group of 5% shareholders, there are sufficient qualified shareholders for purposes of Section 883 to preclude non-qualified shareholders in such group from owning 50% or more of the total value of our ordinary shares for more than half the number of days during the taxable year. In order to benefit from this exception to the 5% Override Rule, the Company must satisfy certain substantiation requirements with respect to the identity of its shareholders.

Whether we continue to qualify for the exemption under Section 883 may, in certain circumstances, depend on a specified percentage of our ordinary shares being owned, directly or indirectly, by shareholders who meet certain tests, including being resident in the United States or certain foreign countries. In such circumstances, we would be required to satisfy certain substantiation and reporting requirements to establish that we so qualify, which in turn would require such shareholders (and certain intermediaries through which they indirectly own our ordinary shares) to provide us with certain documentation. The ownership of our ordinary shares may not allow us to so qualify for the exemption under Section 883, or, even if the ownership of our ordinary shares would allow us to so qualify, we may not be able to satisfy the substantiation and reporting requirements that we would need to meet to establish that we so qualify. As a result, although we expect to use reasonable efforts to determine whether we can qualify for the exemption under Section 883, we cannot provide any assurance that we will qualify for the exemption under Section 883 for 2025 or any subsequent taxable year. If the benefits of Section 883 are unavailable, our U.S.-source shipping income would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, to the extent that such income is not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below. Because we expect that no more than 50% of our shipping income would be treated as U.S.-source shipping income under the sourcing rules described above, we expect that the maximum effective rate of U.S. federal income tax on our shipping income would not exceed 2% under the 4% gross basis tax rules. The imposition of this tax could have a negative effect on our business and could decrease our earnings available for distribution to our shareholders.

If the exception under Section 883 were unavailable, and any of our U.S.-source shipping income were considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S.-source shipping income, net of applicable deductions, would be subject to U.S. federal income tax, currently imposed at a rate of 21%. In addition, we would generally be subject to the 30% “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of such U.S. trade or business.

Our U.S.-source shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:

•	we had, or were considered to have, a fixed place of business in the United States involved in the earning of U.S.-source shipping income; and

•
substantially all of our U.S.-source shipping income was attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not intend to have, or permit circumstances that would result in us having, any vessel sailing to or from the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, it is anticipated that none of our U.S.-source shipping income will be “effectively connected” with the conduct of a U.S. trade or business.

U.S. Federal Income Taxation of Gain on Sale of Assets

Regardless of whether we qualify for exemption under Section 883, we will not be subject to U.S. federal income tax with respect to gains realised on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. To the extent circumstances permit, we intend to structure any sale of vessels in such a manner, including effecting the sale and delivery of vessels outside of the United States.

U.S. Federal Income Taxation of U.S. Holders

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of our ordinary shares and is (i) a citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organised in or under the laws of the United States, any state therein or the District of Columbia; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

The following discussion applies only to a U.S. Holder that holds our ordinary shares as capital assets for U.S. federal income tax purposes. In addition, the following discussion does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax and Medicare contribution tax consequences, as well as the tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•
persons holding our ordinary shares as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to our ordinary shares;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt entities;

•	persons holding ordinary shares in accounts that offer certain tax advantages, including an “individual retirement account” or “Roth IRA”;

•	persons that own or are deemed to own 10 percent or more of our shares by vote or value; or

•	persons holding ordinary shares in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes owns our ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning our ordinary shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of our ordinary shares.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our ordinary shares in their particular circumstances.

Distributions

Subject to the PFIC rules described below, distributions paid on our ordinary shares, other than certain pro rata distributions of ordinary shares, will generally be treated as dividends to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions to U.S. Holders generally will be reported as dividends. The amount of the dividend generally will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend.

Subject to applicable limitations, including a holding period requirement, dividends paid on our ordinary shares to certain non-corporate U.S. Holders will generally be treated as “qualified dividend income” that is taxable to such U.S. Holders at preferential tax rates provided that (i) our ordinary shares are readily tradable on an established securities market in the U.S. (such as the NYSE, on which our ordinary shares are traded); and (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which, as discussed below, we do not believe that we are, were for our 2024 taxable year, or will be for any future taxable years). Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a non-corporate U.S. Holder. U.S. Holders should consult their tax advisers regarding the availability of the preferential tax rates on dividends in their particular circumstances.

Sale or Other Disposition of Our Ordinary shares

Subject to the PFIC rules described below, gain or loss realised on the sale or other disposition of our ordinary shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held our ordinary shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ordinary shares disposed of and the amount realised on the disposition. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit limitation purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and capital gains, other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services generally does not constitute passive income.

We believe that we were not a PFIC for our 2024 taxable year. Based on our current and expected operations, we believe that we will not be a PFIC with respect to our 2025 taxable year and do not expect to become a PFIC in the foreseeable future. We intend to treat our income from our time charters and voyage charters, including through commercial pools, as services income, and not as rental income, for purposes of applying these rules. Accordingly, we believe that our income from our time charters and voyage charters, including through commercial pools, does not constitute passive income for purposes of determining whether we are a PFIC, and, consequently, the assets that we own and operate in connection with the production of that income do not constitute passive assets. While there is no authority under the PFIC rules that directly addresses the treatment of income derived from time charters and voyage charters, including through commercial pools, as passive or nonpassive income, there is substantial legal authority supporting the treatment of such income as not constituting passive income for other tax purposes. However, there is also authority which characterises income from time charters as rental income rather than services income for other tax purposes. Accordingly, the IRS or a court might not accept our position, and there is a risk that the IRS or a court may determine that we are a PFIC. Moreover, no assurance can be given that we would not become a PFIC for any future taxable year if the nature and extent of our operations change.

If the IRS were successful in asserting that we have been a PFIC for any taxable year during which a U.S. Holder held our ordinary shares, a U.S. Holder could be subject to certain adverse tax consequences. Unless the U.S. Holder were to make a timely “mark-to-market” election, as discussed below, gain recognised on a sale or other disposition (including certain pledges) of our ordinary shares would be allocated rateably over the U.S. Holder’s holding period of the ordinary shares. The amounts allocated to the taxable year of disposition and to the years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to the allocated amounts. Further, to the extent that any distribution received by a U.S. Holder on its ordinary shares exceeded 125% of the average of the annual distributions on the ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. In addition, generally we would continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder held our ordinary shares, even if we ceased to meet the threshold requirements for PFIC status. If we were treated as a PFIC for the taxable year in which we paid a dividend or the prior taxable year, the dividend would not constitute “qualified dividend income” and the preferential tax rates discussed above (under “ – Distributions”) would not apply.

In addition, if we were treated as a PFIC, certain of our corporate subsidiaries may also be treated as PFICs (any such subsidiaries which are PFICs, “Lower-tier PFICs”). Under attribution rules, if we were treated as a PFIC, U.S. Holders will be deemed to own their proportionate shares of our Lower-tier PFICs and will be subject to U.S. federal income tax according to the rules described herein on (i) certain distributions by a Lower-tier PFIC and (ii) a disposition of shares of a Lower-tier PFIC, in each case as if the U.S. Holder held such shares directly, even though holders have not received the proceeds of those distributions or dispositions directly.

If we were to be treated as a PFIC for any taxable year and our ordinary shares were “regularly traded” on a “qualified exchange”, a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. Our ordinary shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter. The NYSE, on which our ordinary shares are listed, is a qualified exchange for this purpose. Even if the mark-to-market election is available with respect to our ordinary shares, such election will generally not be available with respect to any of our subsidiaries that are Lower-tier PFICs. U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances.

If a U.S. Holder were to make the mark-to-market election, such U.S. Holder generally would recognise as ordinary income any excess of the fair market value of our ordinary shares at the end of each taxable year over its adjusted tax basis, and would recognise an ordinary loss in respect of any excess of the adjusted tax basis of our ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder were to make the election, the U.S. Holder’s tax basis in the ordinary shares would be adjusted to reflect the income or loss amounts recognised. Any gain recognised on the sale or other disposition of our ordinary shares in a year when we are a PFIC would be treated as ordinary income and any loss would be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). Dividends paid on our ordinary shares would not constitute “qualified dividend income” and the preferential tax rates discussed above (under “– Distributions”) would not apply.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which if available could result in a further alternative treatment.

If a U.S. Holder owns our ordinary shares during any year in which we are treated as a PFIC, the U.S. Holder generally must file an annual report on an IRS Form 8621(or any successor form) with the U.S. Holder’s federal income tax return for that year.

Backup Withholding and Information Reporting

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders who are individuals or entities closely held by individuals may be required to report information relating to securities of non-U.S. companies, such as our ordinary shares, subject to certain exceptions (including an exception for securities held in accounts maintained by financial institutions, in which case the accounts themselves may be reportable if maintained by non-U.S. financial institutions). U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to our ordinary shares.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the public reporting requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we file electronically with the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

However, we will file with the SEC, within four months after the end of each financial year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm. We also intend to voluntarily file with the SEC current reports on Form 6-K that include quarterly financial statements.

In addition, since our ordinary shares are traded on the Oslo Børs, we have filed periodic and immediate reports with, and furnish information to, the Oslo Børs.

We will send the transfer agent a copy of all notices of shareholders’ meetings and other reports, communications and information that are made generally available to shareholders. The transfer agent has agreed to mail to all shareholders all notices of shareholders’ meetings and a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the transfer agent and to make available to all shareholders such notices and all such other reports and communications received by the transfer agent.

I.	Subsidiary Information

Not Applicable.

J.	Annual Report to Security Holders

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk.

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect our income or the value of our holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

We buy and sell derivatives, and also incur financial liabilities, in order to manage market risks. All such transactions are conducted within the guidelines set by us. Generally, we seek to apply hedge accounting in order to manage volatility in profit or loss.

Price Risk.

Our revenue is primarily derived from voyages carried out by the Hafnia Vessels and the TC Vessels. This makes us exposed to considerable volatility, particularly for those of our Hafnia Vessels and TC Vessels which operate on voyage charters in the spot market, or which operate in our spot market-oriented Pools. We have mitigated some of this volatility by employing some of our Hafnia Vessels and TC Vessels on 0–24-month time charters or long-term time charters for our newbuilds which provide an income stream that is not affected to the same extent by fluctuations in freight rates. In 2024, approximately 5% (2023: 5%, 2022: 4%) of our shipping revenue was derived from vessels under fixed income charters (comprising time charters).

We have additionally entered into freight forward agreements to manage our exposure to volatile freight rates. As at December 31, 2024, we had outstanding positions with a notional amount of $79.7 million (2023: $69.7 million, 2022: $7.3 million) which will mature in the 12 months from December 31, 2024.

If the spot rates for all of our vessel classes had increased or decreased by $1,000, our TCE income would be lower/higher by $37.1 million (2023: $37.1 million, 2022: $40.8 million) as a result of higher/lower spot rates.

Our Hafnia Vessels and TC Vessels primarily consume fuel oil, referred to in the shipping industry as bunkers, and we are therefore exposed to the risk of variations in fuel oil costs. The price of bunkers is affected by the global political and economic environment and can be unpredictable.

Historically, fuel expenses have been our most significant expense. Under a time charter, the charterer is responsible for fuel costs and therefore, fixed-income time charters reduce our exposure to fuel price fluctuations. We are exposed to fluctuations in bunker prices which are not reflected in the freight rates achieved by us. To reduce this exposure, we hedge our bunker exposure with oil product instruments to the extent the bunker element in the freight rates achieved is considered fixed.

In 2024, fuel oil consumed by Hafnia Vessels and TC Vessels amounted to $357.5 million (2023: $349.1 million, 2022: $388.5 million). If the price of fuel had increased/decreased by $1 per metric ton with all other variables including tax rate being held constant, the net results would be lower/higher by $891,737 (2023: $801,249, 2022: $470,881) as a result of higher/lower fuel consumption expense.

We own vessels and lease vessels on sale and lease-back arrangements and therefore we are exposed to risks associated with changes in the value of the vessels, which can vary considerably during their useful lives, including as a result of fluctuations in freight rates. As at December 31, 2024, the carrying value of our Hafnia Vessels was $2,588.2 million (2023: $2,742.1 million, 2022: $2,807.5 million). Based on broker valuations, our Hafnia Vessels had a market value of $3,907.0 million as at December 31, 2024 (2023: $4,214.4 million, 2022: $3,967.5 million).

Currency Risk.

The functional currency of most of our Group entities is U.S. dollars. Our operating revenue, and the majority of our interest-bearing debt and contractual obligations for vessels under construction are denominated in U.S. dollars. Our Hafnia Vessels are also valued in U.S. dollars when trading in the second-hand market. We are exposed to foreign currency exchange risks for administrative expenses incurred by offices or agents globally, predominantly in Monaco, Denmark and Singapore. Further, we are required to pay port charges in currencies other than U.S. dollars; however, foreign currency exposure in port charges is minimal as any increase is usually compensated by a corresponding increase in freight, particularly in the tanker sector through industry-wide increases in Worldscale flat rates. As at the date of this Annual Report, we have cash and cash equivalents denominated in U.S. dollars, NOK, DKK, SGD, AED (United Arab Emirates dirham) and EUR. At December 31, 2024, 2023 and 2022, we have assessed that we have insignificant exposure to foreign currency risks. However, we have entered into foreign exchange contracts to hedge its general and administrative costs to avoid short term volatility.

Interest Rate Risk.

We adopt a policy of ensuring that between 40% and 75% of our interest rate risk exposure is at a fixed rate or limited to a certain threshold. This is achieved partly by entering into fixed-rate instruments and partly by borrowing at a floating rate and using interest rate swaps as hedges of the variability in cash flows attributable to interest rate risk. We apply a hedge ratio of 1:1. We determine the existence of an economic relationship between the hedging instrument and hedged item based on the reference interest rates, tenors, repricing dates and maturities and the notional or par amounts. We assess whether the derivative designated in each hedging relationship is expected to be effective in offsetting changes in cash flows of the hedged item using the hypothetical derivative method. In these hedge relationships, the main sources of ineffectiveness are: (1) the effect of the counterparty and our own credit risk on the fair value of the swaps, which is not reflected in the change in the fair value of the hedged cash flows attributable to the change in interest rates; and (2) differences in repricing dates between the swaps and the borrowings. We have interest-bearing financial liabilities in the form of borrowings from external financial institutions at variable rates. We manage our cashflow interest rate risks by swapping a portion of our floating rate interest payments to fixed rate payments using interest rate swaps. A fundamental reform of major interest rate benchmarks has been undertaken globally to replace or reform IBOR with alternative nearly risk-free rates (referred to as “IBOR reform”). We had significant exposure to IBORs on our financial instruments which has been replaced or reformed as a part of the IBOR reform. Generally, U.S. LIBOR has been replaced by U.S. SOFR. We no longer have any instruments, including any hedging relationships, subject to IBOR rates.

We hold derivatives for risk management purposes. These derivatives have floated legs that are indexed to U.S. dollar SOFR. Our derivative instruments are governed by contracts based on the ISDA master agreements.

If the interest rates had increased/decreased by 50 basis points, with all other variables including tax rate being held constant, the net results will be lower/higher by $2.8 million (2023: $1.8 million, 2022: $1.5 million) as a result of higher/lower interest expense on the portion of the borrowings that is not covered by the interest rate swap instruments. If the interest rates had increased/decreased by 50 basis points, with all other variables including tax rate being held constant, the net results will be lower/higher by approximately US$4.8 million (2023: $5.8 million, 2022: US$4.9 million) as a result of higher/lower interest expense on borrowings; had no hedging been in place. Total equity would have been higher/lower by $6.3 million (2023: $13.7 million, 2022: $14.4 million) mainly as a result of fair value gain/loss from the interest rate swaps assuming these swaps remain effective.

Cash flow interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Fair value interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. We entered into interest rate agreements to limit exposure to interest rate fluctuations. As at December 31, 2024, the notional principal amount of these interest rate swaps represents 45% (2023: 80%, 2022: 55%) of our borrowings on floating interest rates.

Credit risk.

Our credit risk is primarily attributable to trade and other receivables, cash and cash equivalents and loan receivables from joint ventures. The maximum exposure is represented by the carrying value of each financial asset on the balance sheet.

We perform periodic credit evaluations of our charterers. We have implemented policies to ensure cash funds are deposited and derivatives are entered into with banks and internationally recognised financial institutions with a good credit rating and that our Hafnia Vessels and TC Vessels are fixed to charterers with an appropriate credit rating who can provide sufficient guarantees. There is no class of financial assets that is past due and/or impaired.

We apply the simplified lifetime approach and use a provision matrix to determine the ECLs of trade receivables and contract assets. It is based on our historical observed default rates and is adjusted by a current and forward-looking estimate based on current economic conditions.

Credit risk is concentrated on several charterers. We adopt the policy of dealing only with customers with appropriate credit history. Derivative counterparties and cash transactions are limited to high credit quality financial institutions. We have policies that limit the amount of credit exposure to any financial institution.

Liquidity risk.

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities to meet operating and capital expenditure needs. To address the inherent unpredictability of short-term liquidity requirements, we maintain sufficient cash for our daily operations in short-term cash deposits with banks, have access to the unutilised portions of revolving credit facilities and enter into trade receivables factoring agreement (with limited recourse to us) with financial institutions.

Capital Risk.

Our objectives when managing capital are to safeguard our ability to continue as a going concern and to maintain an optimal capital structure so as to maximise shareholders’ value. In order to maintain or achieve an optimal capital structure, we may adjust the amount of dividends paid, return capital to shareholders, obtain new borrowings or sell assets to reduce borrowings. We are in compliance with all externally imposed capital requirements.

Inflation risk.

Inflation has a significant impact on operating or other expenses; however, our contracts do not generally contain inflation-adjustment mechanisms and we are subject to risks related to inflation.

We consider inflation to be a significant risk to costs in the current and foreseeable future economic environment. Should the world economy continue to be affected by inflationary pressures this could result in increased operating and financing costs.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See the “Notice of Scheme meeting and Explanatory Statement in relation to Hafnia Limited’s redomiciliation to Singapore”, attached as Exhibit 99.2 to Hafnia’s Form 6-K furnished to the SEC on August 19, 2024, for a discussion of the modifications to the rights of Hafnia’s security holders that resulted from Hafnia’s redomiciliation from Bermuda to Singapore and Hafnia’s common shares, par value $0.01 per share, becoming ordinary shares, no par value.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our senior management, including our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to allow timely decisions regarding required disclosures.

Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives as there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.

We evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2024. Based on that evaluation, our CEO and CFO have concluded that, as of such date, our disclosure controls and procedures were not effective due to the material weaknesses in our internal control over financial reporting described below.

In connection with the NYSE Listing and the preparation of our 2024 Registration Statement, we identified three material weaknesses in the internal control over financial reporting. The Public Company Accounting Oversight Board defines a “material weakness” as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the registrant’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to:

(i)	not having a sufficient number of personnel with an appropriate level of IFRS accounting skills, SEC reporting knowledge and experience and training in internal controls over financial reporting;

(ii)	not having sufficient information technology controls and documentation; and

(iii)	the review process over assumptions and inputs used in several key accounting estimates.

In 2024, with the support of advisors and under supervision of the CFO and the Audit Committee, we have implemented a plan to remediate the aforementioned material weakness. The plan to remediate these material weaknesses includes:

(i)	establishing a formal process to evaluate the design and implementation of the internal controls over financial reporting,
(ii)	designing and implementing controls based on that evaluation, and
(iii)	recruiting more qualified personnels, performing skills gap analysis and training within our existing finance organisation to strengthen the financial reporting function.
To strengthen our capabilities in IFRS, SEC reporting, and internal controls over financial reporting, we have expanded our team by hiring additional qualified personnel as of the date of this Annual Report. We are also in the process of establishing a disclosure committee dedicated to the oversight of disclosure controls and procedures.

With respect to our information technology controls and documentation, as of December 31, 2024 we are formalizing existing and implementing additional internal control procedures and policies to improve the information technology process, including but not limited to enhancing and centralizing our user access management by implementing an access matrix. This approach establishes a secured, structured and efficient method for granting system access. Additionally, the integration of the ServiceNow application will support proper logging and documentation, further strengthening access controls and compliance.

We have also established a formal process to govern the review of assumptions and key inputs used in our key accounting estimates. This process includes the formal documentation of the underlying assumptions and methodologies, as well as structured quarterly reviews with the CFO and the Audit Committee to assess the appropriateness and consistency of these estimates.

The material weaknesses will not be considered fully remediated until the applicable remediated controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

Please see “Item 3. Key Information – D. Risk Factors – We have previously identified material weaknesses in our internal control over financial reporting that could, if not remediated, result in material misstatements in our financial statements. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares”.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

C.	Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

D.	Changes in Internal Control Over Financial Reporting

During the period covered by this Annual Report and as described above, there were changes to our internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, internal control over financial reporting. As we continue to evaluate and work to improve the internal control over financial reporting, we may take additional measures to address control deficiencies, or may modify certain remediation measures until the applicable remediated controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Erik Bartnes and Mr. Peter Read are independent directors and audit committee financial experts in accordance with SEC Rule 10a-3 pursuant to Section 10A of the Exchange Act.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics, which we refer to as our Code of Conduct, which applies to all of our employees (both on-shore and offshore), directors and officers.

A copy of our Code of Conduct can be found on our website at www.hafnia.com. This website is provided as an inactive textual reference only. None of the information contained on this website is incorporated into or forms a part of this Annual Report.

We intend to satisfy any disclosure requirements regarding any amendment to, or waiver from, a provision of our Code of Conduct by posting such information on our website.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for the financial years ended December 31, 2024, and December 31, 2023 was KPMG LLP (PCAOB ID: 1051).

The following table sets forth, for the two most recent financial years, the aggregate fees billed for professional services rendered by our principal accountant for the audit of our annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings and engagements:

	For the financial year ended December 31,
(in thousands of $)*	2024	2023
Audit Fees (a)	1,995	2,799
Audit-Related Fees (b)	36	49
Total	2,031	2,848

*	Figures presented in the above table are basis accrued expenses for the year.

Our Audit Committee approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors.

(a)	Audit Fees

Audit Fees are the aggregate fees billed for professional services rendered for the audit of our annual financial statements, the review of interim financial statements and audit services related to the NYSE Listing, including services related to the review of documents filed with the SEC.

(b)	Audit-Related Fees

Audit-related fees consisted of assurance and related services rendered by the principal accountant related to the performance of the audit of our financial statements which have not been reported under Audit Fees above.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total number of ordinary shares purchased	Average price paid per share (in U.S. dollars)	Total number of shares purchased as part of publicly announced plans or programs	Maximum amount that may yet be purchased
December 2024 (December 2 – December 31, 2024)	9,136,698	5.37	9,136,698	$50,917,019
Total	9,136,698	5.37	9,136,698	$50,917,019

2024 $100 million Shares Buyback Program

 In November 27, 2024, our Board of Directors authorized a share buyback program (the “Share Buyback Program”), to purchase up to 18,000,000 shares for a total amount of up to USD 100,000,000 during the period from December 2, 2024 until no later than January 27, 2025. Repurchases were made through open market transactions on the NYSE in accordance with U.S. securities laws and regulations, including compliance with the safe harbour provided by Rule 10b-18 and 10b5-1 promulgated by the SEC under the Exchange Act.

In December 2024 and January 2025, we repurchased $49.1 million and $27.6 million, respectively, in aggregate principal amount. Please see “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Dividend Policy” for a description of the interaction of the Share Buyback Program with our dividend policy. On January 28, 2025, we announced the end of the Share Buyback Program.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

In general, under the NYSE corporate governance standards, foreign private issuers, as defined under the Exchange Act, are permitted to follow home country corporate governance practices instead of the corporate governance practices of the NYSE, subject to certain exceptions. Accordingly, we intend to follow certain corporate governance practices of our home country, Singapore and/or Norway, as applicable, in lieu of certain of the corporate governance requirements of the NYSE.

We have aligned our corporate governance practices with the Norwegian Code of Practice for Corporate Governance dated October 14, 2021 issued by the Norwegian Corporate Governance Board (the “Code of Practice”).

A report on our compliance with the Code of Practice is attached to this Annual Report as Exhibit 15.2.

For a summary of any significant ways in which our corporate governance practices differ from those followed by US domestic companies under NYSE rules, please see “– Foreign Private Issuer Exemption” below.

Foreign Private Issuer Exemption

In general, under the NYSE corporate governance standards, foreign private issuers, as defined under the Exchange Act, are permitted to follow home country corporate governance practices instead of the corporate governance practices of the NYSE, subject to certain exceptions. Accordingly, we intend to follow certain corporate governance practices of our home country, Singapore, and the jurisdiction of our principal listing, Norway, in lieu of certain of the corporate governance requirements of the NYSE. A brief summary of those differences is provided below.

Independence of directors. The NYSE requires that a NYSE-listed U.S. company maintain a majority of independent directors. As permitted under Singapore law and our Constitution, our Board of Directors is composed of five members, of whom four qualify as “independent” under the listing standards of the NYSE.

Audit committee. The NYSE requires, among other things, that a NYSE-listed U.S. company have an audit committee of at least three members all of whom must be independent in accordance with Rule 10A-3 under the Exchange Act and an audit committee charter specifying certain specific duties and obligations of the audit committee. Consistent with our status as a foreign private issuer and the jurisdiction of our domicile (Singapore), our Audit Committee consists of two members (who are independent under the NYSE listing standards and U.S. securities laws relating to audit committees) and we will rely on home country practice in Singapore to be exempt from certain of the corporate governance requirements of the NYSE, including the requirement to have three audit committee members.

Compensation committee. The NYSE requires that a NYSE-listed U.S. company have a compensation committee of independent directors and a compensation committee charter specifying the purpose, duties and evaluation procedures of the compensation committee. We will rely on home country practice in Singapore to be exempted from certain of the corporate governance requirements of the NYSE, such that we will not be amending the composition of our current Remuneration Committee.

Nominating and governance committee. The NYSE requires that a NYSE-listed U.S. company have a nominating/corporate governance committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee. We will rely on home country practice in Singapore to be exempted from certain of the corporate governance requirements of the NYSE, although we currently have a Nomination Committee responsible for the Board of Directors succession plans by nominating candidates for the election as directors and as chair of the Board of Directors and for nominating members of the Nomination Committee, as well as making recommendations for remuneration of these persons.

Shareholder Approval. The NYSE requires that a NYSE-listed company obtain shareholder approval for, among other things, the issuance of shares (i) in connection with the acquisition of stock or assets of another company; (ii) when it would result in a change of control; (iii) when a share option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which shares may be acquired by officers, directors, employees, or consultants; or (iv) in connection with a transaction (other than a public offering) involving the sale, issuance or potential issuance of shares at a price less than market value. Our Constitution, consistent with our status as a foreign private issuer and the jurisdiction of our domicile (Singapore), will require shareholder approval for issuances of shares.

Corporate governance guidelines. The NYSE requires NYSE-listed U.S. companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things, director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Singapore law and we have not adopted such guidelines. We have adopted a corporate governance policy, a copy of which can be found on our website at www.hafnia.com. This website is provided as an inactive textual reference only. None of the information contained on this website is incorporated into or forms a part of this Annual Report. As stated above, we have aligned our corporate governance practices with the Code of Practice.

If at any time we cease to be a “foreign private issuer” under the rules of the NYSE and the Exchange Act, as applicable, our Board of Directors will be required to take all action necessary to comply with the NYSE corporate governance rules.

Due to our status as a foreign private issuer and our intent to follow certain home country corporate governance practices, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all the NYSE corporate governance standards. See Exhibit 2.2 “Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934” for additional description of our ordinary shares.

In addition, as a foreign private issuer, we will not be subject to the following requirements under U.S. securities laws applicable to domestic issuers:

•	The requirement to file quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders.

•	The requirement to file reports on Form 8-K disclosing significant events within four business days of their occurrence.

•	The disclosure requirements of Regulation FD.

•	Section 16 rules regarding sales of ordinary shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

Our Board of Directors has adopted an insider policy governing the purchase, sale and other dispositions of our ordinary shares by our directors, executive officers and employees. A copy of our insider policy is included as Exhibit 11.3 to this Annual Report.

ITEM 16K.	CYBERSECURITY

Risk management and strategy

We recognize the critical importance of cybersecurity in protecting our operations, IT infrastructure, and business continuity. Our IT systems support essential functions, including vessel operations, financial reporting, regulatory compliance, and stakeholder communications. To safeguard these systems, we have established a comprehensive cybersecurity framework based on industry standards and best practices.

Hafnia’s IT infrastructure is fully hosted in Azure Enterprise Scale Landing Zones, which provides a secure cloud environment with built-in security controls. We have also outsourced first-level 24/7 cybersecurity surveillance to a third-party security operations center (“SOC”), which follows ISO 27000 standards and utilizes 900+ detection rules, a library of custom automation, and hands-on keyboard responses to detect, halt and eradicate threats including, but not limited to, ransomware, compromised credentials, malicious insider actions, malware, zero-days, non-malware attacks, multi-vector attacks, and malicious links in emails and other communication tools. The digital forensics and incident response provided by the SOC includes forensics, root cause investigation, analysis and reporting to stakeholders, with evidence processed in Azure with a chain of custody, legal support and expert witness testimony. ISO 27000 refers to a series of standards for information security management systems for information published by the International Organization for Standardization (“ISO”) and the International Electrotechnical Commission.

Our cybersecurity risk management strategy aligns with regulatory frameworks, including the NIS2 Directive, SEC disclosure requirements (Item 16K), and IMO cybersecurity guidelines.

Our cybersecurity strategy includes the following key components:

•	Continuous Security Monitoring: Our IT systems are monitored 24/7 by the SOC to detect and mitigate threats.
•	Quarterly Automated Penetration Testing: We conduct automated penetration testing to identify vulnerabilities proactively.
•
Ongoing Cybersecurity Awareness Training: Employees undergo continuous security awareness and phishing training through a third-party platform that automatically delivers personalized, gamified training.

•	Regular Risk Assessments & Audits: Cyber risk assessments are conducted quarterly to identify vulnerabilities and implement controls.
•	Regulatory Compliance: We adhere to NIS2, SEC 16K, IMO, and GDPR cybersecurity standards.

IT Security Policies

Hafnia’s IT Security Policy is based on industry-leading frameworks, including ISO 27001 and NIST standards, ensuring the confidentiality, integrity, and availability of our IT systems and data. Our policy applies to all employees and stakeholders, establishing clear protocols for incident response, access management, and risk mitigation.

Additionally, we utilize key security controls including:

•	Identity and Access Management (IAM): Enforcing multi-factor authentication (MFA) and role-based access control.
•	Advanced Threat Protection: Leveraging Microsoft Azure security features, including threat intelligence and endpoint protection.
•	Incident Response Framework: A structured approach to identifying, containing, and remediating cyber threats.
•	Regular Security Audits: Ensuring compliance with ISO 27000, NIS2, and maritime cybersecurity regulations.

Governance

Hafnia’s cybersecurity governance structure ensures clear accountability and oversight at the highest levels of the organization.

The Chief Information Officer (CIO), who is ISO 27000 certified, is responsible for overseeing cybersecurity risk management and reports directly to senior leadership and the Board of Directors. Our CIO has more than 25 years of designing, implementing and managing enterprise grade IT infrastructures and has worked with multiple international companies on designing secure and complex infrastructures. In his work experience, our CIO has designed, developed and advised on cybersecurity and cybersecurity strategies.

Key governance measures include:

•	Quarterly Cybersecurity Reporting: The CIO provides quarterly cybersecurity updates to the Audit Committee of the Board of Directors.
•	Executive Oversight: The management team reviews cybersecurity risks regularly to ensure alignment with business strategy.
•	Continuous Risk Monitoring: The IT team conducts ongoing assessments of cyber threats and presents findings to senior leadership.

Cybersecurity Testing and Awareness

To enhance cyber resilience, Hafnia has implemented a proactive cybersecurity testing and awareness program, which includes:

•	Quarterly automated penetration testing to simulate attacks and identify security vulnerabilities.
•	Ongoing cybersecurity awareness training using third-party platform that automatically delivers personalized, gamified training to enhance employee security awareness and phishing detection skills.
•	Regular security drills and audits to validate our security posture and ensure compliance with regulatory frameworks.

Cybersecurity Threats and Incident Disclosure

For the year ended December 31, 2024, through the date of this report, to our knowledge we have not experienced any material cybersecurity incidents. Despite this, we acknowledge the evolving nature of cybersecurity threats, including ransomware attacks, phishing, data breaches, and supply chain vulnerabilities.

Hafnia remains committed to enhancing cybersecurity resilience through continuous investments in security technologies, monitoring, and training. While no system is entirely immune to cyber threats, our structured approach to cybersecurity ensures that we are well-prepared to mitigate and respond to potential risks.

Please also see ”Item 3. Key Information - D. Risk Factors - Breakdowns in our information technology, including as a result of cyberattacks, disruptions, failures, or security breaches may negatively impact our business, including our ability to service customers, and may have a material adverse effect on our future performance, results of operations, cash flows and financial position”.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Financial Statements are filed as part of this Annual Report, beginning on page F-1.

ITEM 18.	FINANCIAL STATEMENTS

We have responded to Item 17 in lieu of this item.

ITEM 19.	EXHIBITS

The following documents are filed as part of this Annual Report.

EXHIBIT INDEX

Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit	Filing Date
1.1**	Constitution of Hafnia Limited

1.2*	Certificate of Incorporation of BW Pacific Limited, Certificate of Incorporation on Change of Name to BW Tankers Limited, Certificate of Incorporation on Change of Name to Hafnia Limited and Certificate of Merger of Hafnia Limited with BW Tankers Corporation	20-F	001-41996	1.3	March 27, 2024

1.3**	Certificate Confirming Registration by Transfer of Company

2.1*	Shareholder Rights Agreement	6-K	001-41996	99.2	July 12, 2024

2.2**	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

4.1**	Corporate Services Agreement for 2025

8.1**	List of subsidiaries

11.3**	Insider Policy

12.1**	Certification of the Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002

12.2**	Certification of the Chief Finance Officer under Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification of the Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification of the Chief Finance Officer under Section 906 of the Sarbanes-Oxley Act of 2002

15.1**	Consent of Clarksons

15.2**	Corporate Governance Report

97.1**	Policy concerning Recovery of Erroneously Rewarded Compensation

101.INS**	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).

101.SCH**	Inline XBRL Taxonomy Extension Schema Document

101.CAL**	Inline XBRL Taxonomy Extension Schema Document

101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104.1**	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Previously filed and incorporated by reference herein.
**	Filed herewith.
***	To be filed by amendment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

Date: April 30, 2025	Hafnia Limited

	By:	/s/ Mikael Øpstun Skov
	Name:	Mikael Øpstun Skov
	Title:	Chief Executive Officer

	By:	/s/ Petrus Wouter Van Echtelt
	Name:	Petrus Wouter Van Echtelt
	Title:	Chief Financial Officer

HAFNIA LIMITED
(The Company was incorporated in Bermuda and re-domiciled in Singapore on 1 October 2024, Registration Number: 202440137E)
AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
For the financial years ended 31 December 2024, 2023 and 2022

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Hafnia Limited:

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Hafnia Limited and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three -year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three -year period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Sufficiency of audit evidence on revenue from voyage charters in progress at year-end
As discussed in Note 4 to the consolidated financial statements, the Company has US$1,803,091 thousand and US$933,051 thousand of revenue from voyage charters for Hafnia Vessels and TC vessels, and External Vessels in Disponent-Owner Pools, respectively for the year ended December 31, 2024, a portion of which related to voyage charters in progress at year-end. As discussed in Note 2.4(a), the Company recognizes revenue for voyage charters using the load-to-discharge method based on the percentage of estimated duration of the voyage completed at year-end and the amount of consideration that the Company expects to be entitled to.

We identified the evaluation of the sufficiency of audit evidence on revenue from voyage charters in progress at year-end as a critical audit matter. Subjective auditor judgement was required to determine the nature and extent of procedures to evaluate estimated duration of the voyage and the amount of consideration that the Company expects to be entitled to, which had a significant impact on revenue from voyage charters in progress at year end.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed on revenue from voyage charters in progress at year-end.

We obtained the Company’s assessment of estimated revenue from voyage charters in progress at year-end based on subsequent actual results and evaluated the impact on recorded amount of revenue. We selected a sample of voyage charters in progress at year-end and performed the following procedures: 1) compared voyage start dates, voyage completion dates subsequent to year-end and actual considerations the Company is entitled to the underlying original documents and; 2) developed expectations of revenue from voyage charters in progress at year-end based on the underlying original documents and compared them to the estimated revenue from voyage charters in progress at year-end based on subsequent actual results. We evaluated the sufficiency of audit evidence obtained by assessing the results of the procedures performed, including the appropriateness of the nature and extent of such evidence.

/s/ KPMG LLP

We have served as the Company’s auditor since 2018.

Singapore

April 30, 2025

HAFNIA LIMITED
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the financial year ended 31 December 2024

	Note	2024 US$’000	2023 US$’000	2022 US$’000
Revenue (Hafnia Vessels and TC Vessels)	4	1,935,596	1,915,472	1,926,551
Revenue (External Vessels in Disponent-Owner Pools)[1]	4	933,051	756,234	—
Voyage expenses (Hafnia Vessels and TC Vessels)	5	(544,317)	(548,865)	(579,855)
Voyage expenses (External Vessels in Disponent-Owner Pools)[1]	5	(332,802)	(279,749)	—
Pool distributions for External Vessels in Disponent-Owner Pools[1]		(600,249)	(476,485)	—
		1,391,279	1,366,607	1,346,696

Other operating income		35,195	44,984	40,461
Vessel operating expenses	5	(278,041)	(268,869)	(263,903)
Technical management expenses		(28,173)	(25,692)	(23,627)
Charter hire expenses		(48,496)	(34,571)	(33,154)
Other expenses	5	(79,446)	(69,571)	(59,524)
		992,318	1,012,888	1,006,949

Gain on disposal of assets	9	28,520	56,087	25,483
Depreciation charge of property, plant and equipment	9	(214,308)	(209,727)	(207,989)
Amortisation charge of intangible assets	10	(803)	(1,300)	(1,230)
Operating profit		805,727	857,948	823,213

Interest income		16,317	17,629	6,977
Interest expense		(52,375)	(77,385)	(91,094)
Capitalised financing fees written off		(2,069)	(5,894)	(2,465)
Other finance expense		(9,662)	(11,845)	(2,516)
Finance expense – net		(47,789)	(77,495)	(89,098)

Share of profit of equity-accounted investees, net of tax	14	20,515	19,073	24,152
Profit before income tax		778,453	799,526	758,267

Income tax expense	7	(4,418)	(6,251)	(6,678)
Profit for the financial year		774,035	793,275	751,589

Other comprehensive (loss)/income:

Items that may be subsequently reclassified to profit or loss
Foreign operations - foreign currency translation differences		(135)	(92)	64
Cash flow hedges - effective portion of changes in fair value		14,522	13,378	73,516
Cash flow hedges - reclassified to profit or loss		(33,129)	(42,524)	(5,406)
		(18,742)	(29,238)	68,174
Item that will not be subsequently reclassified to profit or loss
Equity investments at FVOCI – net change in fair value		1,186	9,720	—
Total other comprehensive (loss)/income, net of tax		(17,556)	(19,518)	68,174

Total comprehensive income for the year		756,479	773,757	819,763

Earnings per share attributable to the equity holders of the Company
(expressed in US$ per share)
Basic earnings per share	8	1.52	1.57	1.57
Diluted earnings per share	8	1.50	1.56	1.54

1 “TC Vessels” are vessels that have been time chartered-in to the Group.“External Vessels in Disponent-Owner Pools” means vessels that are commercially managed by the Group in the Disponent-Owner Pool arrangements that are not Hafnia Vessels or TC Vessels. See Note 2.3(a) for details on the accounting for pool arrangements.

The accompanying notes form an integral part of these consolidated financial statements.

HAFNIA LIMITED
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
As at 31 December 2024

	Note	2024 US$’000	2023 US$’000
Vessels	9	2,521,223	2,673,938
Dry docking and scrubbers	9	66,945	68,159
Right-of-use assets - Vessels	9	18,661	34,561
Other property, plant and equipment	9	733	964
Total property, plant and equipment		2,607,562	2,777,622

Intangible assets	10	510	1,290
Total intangible assets		510	1,290

Other investments	11	23,069	23,953
Derivative financial instruments	12	12,024	35,023
Deferred tax assets		—	36
Restricted cash	17	13,542	13,381
Loans receivable from joint ventures	13	64,133	69,626
Joint ventures	14	81,371	60,172
Total other non-current assets		194,139	202,191

Total non-current assets		2,802,211	2,981,103

Intangible assets	10	5,919	—
Total intangible assets		5,919	—

Inventories	15	94,155	107,704
Trade and other receivables, and prepayments	16	503,836	589,710
Derivative financial instruments	12	12,601	12,902
Cash at bank and on hand	17	195,271	141,621
Cash retained in the commercial pools	17	88,297	80,900
Total other current assets		894,160	932,837

Total current assets		900,079	932,837

Total assets		3,702,290	3,913,940

Share capital	18	1,093,055	5,069
Share premium	18	—	1,044,849
Contributed surplus	18	—	537,112
Other reserves	19	517,713	27,620
Treasury shares	18	(53,439)	(17,951)
Retained earnings		705,177	631,025
Total shareholders’ equity		2,262,506	2,227,724

Borrowings	20	785,954	1,025,023
Total non-current liabilities		785,954	1,025,023

Borrowings	20	336,295	267,328
Derivative financial instruments	12	1,939	276
Current income tax liabilities		2,757	8,111
Trade and other payables	21	312,839	385,478
Total current liabilities		653,830	661,193

Total liabilities		1,439,784	1,686,216

Total shareholders’ equity and liabilities		3,702,290	3,913,940

The accompanying notes form an integral part of these consolidated financial statements.

HAFNIA LIMITED
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the financial year ended 31 December 2024

	Note	Share capital US$’000	Share premium US$’000	Contributed surplus US$’000	Translation reserve US$’000	Hedging reserve US$’000	Treasury shares US$’000	Capital reserve US$’000	Share- based payment reserve US$’000	Fair value reserves US$’000	Retained earnings US$’000	Total US$’000
Balance at 1 January 2024		5,069	1,044,849	537,112	(63)	39,312	(17,951)	(25,137)	3,788	9,720	631,025	2,227,724
Transactions with owners
Equity-settled share-based payment		—	—	—	—	—	—	—	2,960	—	—	2,960
Share options exercised		—	—	—	—	—	33,358	(29,593)	(2,830)	—	—	935
Purchase of treasury shares and issuance of shares	18	57	43,080	—	—	—	(68,846)	—	—	—	—	(25,709)
Dividends paid	27	—	—	—	—	—	—	—	—	—	(699,883)	(699,883)
Total transactions with owners		57	43,080	-	—	—	(35,488)	(29,593)	130	—	(699,883)	(721,697)
Other transactions
Effect of re-domiciliation	18	1,087,929	(1,087,929)	(537,112)	—	—	—	537,112	—	—	—	—
Total other transactions		1,087,929	(1,087,929)	(537,112)	—	—	—	537,112	—	—	—	—
Total comprehensive income
Profit for the financial year		—	—	—	—	—	—	—	—	—	774,035	774,035
Other comprehensive (loss)/income		—	—	—	(135)	(18,607)	—	—	—	1,186	—	(17,556)
Total comprehensive income for the year		—	—	—	(135)	(18,607)	—	—	—	1,186	774,035	756,479
Balance at 31 December 2024		1,093,055	—	—	(198)	20,705	(53,439)	482,382	3,918	10,906	705,177	2,262,506

	Note	Share capital US$’000	Share premium US$’000	Contributed surplus US$’000	Translation reserve US$’000	Hedging reserve US$’000	Treasury shares US$’000	Capital reserve US$’000	Share-based payment reserve US$’000	Fair value reserves US$’000	Retained earnings US$’000	Total US$’000
Balance at 1 January 2023		5,035	1,023,996	537,112	29	68,458	(12,675)	(710)	5,873	—	381,886	2,009,004
Transactions with owners
Equity-settled share-based payment		—	—	—	—	—	—	—	2,822	—	—	2,822
Share options exercised		—	—	—	—	—	39,063	(24,427)	(4,907)	—	—	9,729
Purchase of treasury shares and issuance of shares	18	34	20,853	—	—	—	(44,339)	—	—	—	—	(23,452)
Dividends paid	27	—	—	—	—	—	—	—	—	—	(544,136)	(544,136)
Total transactions with owners		34	20,853	—	—	—	(5,276)	(24,427)	(2,085)	—	(544,136)	(555,037)
Total comprehensive income
Profit for the financial year		—	—	—	—	—	—	—	—	—	793,275	793,275
Other comprehensive (loss)/income		—	—	—	(92)	(29,146)	—	—	—	9,720	—	(19,518)
Total comprehensive income for the year		—	—	—	(92)	(29,146)	—	—	—	9,720	793,275	773,757
Balance at 31 December 2023		5,069	1,044,849	537,112	(63)	39,312	(17,951)	(25,137)	3,788	9,720	631,025	2,227,724

	Note	Share capital US$’000	Share premium US$’000	Contributed surplus US$’000	Translation reserve US$’000	Hedging reserve US$’000	Treasury shares US$’000	Capital reserve US$’000	Share-based payment reserve US$’000	Retained earnings/ (accumulated losses) US$’000	Total US$’000
Balance at 1 January 2022		3,703	704,834	537,112	(35)	348	(12,832)	—	4,837	(125,955)	1,112,012
Transactions with owners
Issue of common shares (net of capitalised equity raise costs)	18	376	97,170	—	—	—	—	—	—	—	97,546
Acquisition of assets	3	921	206,459	—	—	—	12,832	—	—	—	220,212
Equity-settled share-based payment		—	—	—	—	—	—	—	1,760	—	1,760
Share options exercised		—	—	—	—	—	2,893	(710)	(724)	—	1,459
Purchase of treasury shares and issuance of shares	18	35	15,533	—	—	—	(15,568)	—	—	—	—
Dividends paid	27	—	—	—	—	—	—	—	—	(243,748)	(243,748)
Total transactions with owners		1,332	319,162	—	—	—	157	(710)	1,036	(243,748)	77,229
Total comprehensive income
Profit for the financial year		—	—	—	—	—	—	—	—	751,589	751,589
Other comprehensive income		—	—	—	64	68,110	—	—	—	—	68,174
Total comprehensive income for the year		—	—	—	64	68,110	—	—	—	751,589	819,763
Balance at 31 December 2022		5,035	1,023,996	537,112	29	68,458	(12,675)	(710)	5,873	381,886	2,009,004

The accompanying notes form an integral part of these consolidated financial statements.

HAFNIA LIMITED
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
For the financial year ended 31 December 2024

	Note	2024 US$’000	2023 US$’000	2022 US$’000
Cash flows from operating activities
Profit for the financial year		774,035	793,275	751,589

Adjustments for:
- income tax expense		4,418	6,251	6,678
- depreciation and amortisation charges		215,111	211,027	209,219
- gain on disposal of property plant and equipment and other investments		(28,520)	(56,087)	(25,483)
- interest income		(16,317)	(17,629)	(6,977)
- finance expense		64,106	95,124	96,075
- share of profit of equity-accounted investees, net of tax		(20,515)	(19,073)	(24,152)
- equity-settled share-based payment transactions		2,960	2,822	1,760
Operating cash flow before working capital changes		995,278	1,015,710	1,008,709

Changes in working capital:
- intangible assets		(5,919)	—	—
- inventories		13,549	(17,773)	(16,091)
- trade and other receivables, and prepayments		86,140	(139,166)	(259,619)
- trade and other payables		(49,170)	205,663	42,874
Cash generated from operations		1,039,878	1,064,434	775,873
Income tax paid		(9,514)	(3,628)	(4,986)
Net cash provided by operating activities		1,030,364	1,060,806	770,887

Cash flows from investing activities
Interest income received		12,459	13,583	4,172
Loan to joint ventures	14	(13,207)	(15,488)	(11,500)
Acquisition of assets, net of cash acquired	3	—	—	4,195
Acquisition of other investments	11	(861)	(10,408)	(324)
Equity investment in joint venture	14	(2,217)	(2,240)	(1,814)
Return of investment in joint venture		1,360	—	—
Purchase of intangible assets	10	(23)	—	(248)
Proceeds from disposal of property, plant and equipment	9	57,098	142,793	255,809
Proceeds from disposal of assets	9	—	—	15,882
Proceeds from disposal of other investments	11	2,343	—	—
Repayment of loan by joint venture company	13	22,540	23,975	—
Dividend received from joint venture	14	—	500	—
Dividend received from associated company	14	—	—	1,825
Purchase of property, plant and equipment	9	(49,600)	(184,392)	(447,128)
Net cash provided by/(used in) investing activities		29,892	(31,677)	(179,131)

Cash flows from financing activities
Proceeds from borrowings from external financial institutions		110,000	247,030	440,257
Proceeds from borrowings from a related corporation		—	—	3,750
Repayment of borrowings to external financial institutions		(109,136)	(309,064)	(415,901)
Repayment of borrowings to a related corporation		—	—	(22,500)
Repayment of borrowings to non-related parties		—	(5,429)	(558)
Repayment of lease liabilities		(201,191)	(390,153)	(231,086)
Payment of financing fees		(1,085)	(3,997)	(1,990)
Interest paid to external financial institutions		(41,683)	(73,634)	(87,843)
Interest paid to a third party		—	(5,707)	(24)
Proceeds from exercise of employee share options		935	9,286	1,459
Proceeds from equity raise		—	—	97,780
Payment of equity raise costs		—	—	(1,170)
Dividends paid	27	(699,883)	(544,136)	(243,748)
Repurchase of treasury shares	18	(49,161)	—	—
Other finance expense paid		(8,005)	(11,129)	(3,558)
Net cash used in financing activities		(999,209)	(1,086,933)	(465,132)

Net increase/(decrease) in cash and cash equivalents		61,047	(57,804)	126,624
Cash and cash equivalents at beginning of the financial year		222,521	280,325	153,701
Cash and cash equivalents at end of the financial year	17	283,568	222,521	280,325

Cash and cash equivalents at end of the financial year comprises of:
Cash at bank and on hand		195,271	141,621	174,440
Cash retained in the commercial pools		88,297	80,900	105,885
		283,568	222,521	280,325

Significant non-cash transactions
On 2 January 2024, the Company settled borrowed shares from BW Group, amounting to US$23.4 million, through the issuance of 3,431,577 new ordinary shares.

On 27 January 2022, the Group acquired 32 vessels from Oaktree through acquiring the vessel owning companies Chemical Tankers Inc and its subsidiaries (“CTI”) by way of issuance of new shares of the Company together with the Company’s existing treasury shares. The fair value of the net assets of CTI acquired amounted to US$221.1 million. Refer to Note 3.

In the financial year ended 2022, two of the Chemical-Stainless vessels, Hafnia Spark and Hafnia Stellar, were deemed to be sold (refer to Note 9) even though physical title over the vessels has not been transferred; as the Group has assessed that control over the vessels has been transferred to the buyers. These vessels were financed by sale-and-leaseback arrangements and the liabilities remained on the Group’s balance sheet along with a corresponding receivable from the buyer that will be used to repay the liabilities. In the financial year ended 2023, physical title was transferred to the buyer and the liabilities were extinguished against the receivables in the Group’s balance sheet. This is a non-cash transaction as the buyer paid the funds to extinguish the liabilities directly to the leasing house.

The accompanying notes form an integral part of these consolidated financial statements.

Reconciliation of liabilities arising from financing activities

			Non-cash changes US$’000
	1 January 2024 US$’000	Financial cash flows (i) US$’000	Additional leases capitalised during the financial year	Interest Expense	Fair value changes on cash flow hedges	Capitalised financing fees written off	31 December 2024 US$’000
Bank borrowings	572,511	(36,604)	—	39,469	—	—	575,376
Finance and other lease liabilities	719,840	(244,044)	22,806	46,202	—	2,069	546,873
Derivative financial instruments	(45,964)	37,551	—	—	(14,522)	—	(22,935)

			Non-cash changes US$’000
	1 January 2023 US$’000	Financial cash flows (i) US$’000	Extinguishment of finance lease liability against receivables	Additional leases capitalised during the financial year	Interest Expense	Fair value changes on cash flow hedges	Capitalised financing fees written off	31 December 2023 US$’000
Bank borrowings	726,376	(201,957)	—	—	46,213	—	1,879	572,511
Loan from non-related parties	5,429	(11,136)	—	—	5,707	—	—	—
Finance and other lease liabilities	1,043,482	(362,310)	(44,600)	11,852	67,401	—	4,015	719,840
Derivative financial instruments	(69,136)	35,963	—	—	—	(12,791)	—	(45,964)

			Non-cash changes US$’000
	1 January 2022 US$’000	Financial cash flows (i) US$’000	Additional leases capitalised during the financial year	Acquisition of assets	Disposal of assets	Interest expense	Other finance expense	Capitalised financing fees written off	Fair value changes on cash flow hedges	31 December 2022 US$’000
Bank borrowings	1,112,912	(421,349)	—	—	—	34,813	—	—	—	726,376
Loan from a related corporation	18,750	(19,453)	—	—	—	703	—	—	—	—
Loan from non-related parties	4,391	(582)	—	—	—	1,620	—	—	—	5,429
Finance and other lease liabilities	195,150	128,789	1,895	702,423	(46,604)	56,940	2,424	2,465	—	1,043,482
Derivative financial instruments	(327)	4,707	—	—	—	—	—	—	(73,516)	(69,136)

(i)	The cash flows make up the net amount of proceeds from borrowings, repayments of borrowings, interest paid/received and financing fees paid as reported in the consolidated statement of cash flows.

The accompanying notes form an integral part of these consolidated financial statements.

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2024

These notes form an integral part of and should be read in conjunction with the accompanying consolidated financial statements.

1	General information

Hafnia Limited (the “Company”) is listed on the Oslo and New York Stock Exchanges. It was incorporated and domiciled in Bermuda, but was redomiciled to Singapore on 1 October 2024, with its registered office located at 10 Pasir Panjang Road, #18-01 Mapletree Business City, Singapore 117438.

The principal activity of the Company (together with its subsidiaries, the “Group”) relates to the provision of global maritime services in the product tankers market.

2.	Material accounting policies

2.1	Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and have been prepared under the historical cost convention, except as disclosed in the accounting policies below.

2.2	Changes in material accounting policies

New standards and amendments to published standards, effective in 2024 and subsequent financial years

The Group has applied the following amendments to IFRS for the first time for the annual period beginning on 1 January 2024:

Amendments:

-	Amendments to IAS 1 Presentation of Financial Statements:

a.	Non-current Liabilities with Covenants

b.	Classification of Liabilities as Current or Non-current

-	Amendments to IFRS 16 Leases: Lease Liability in a Sale and Leaseback

-	Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures: Supplier Finance Arrangements

None of the new standards effective in 2024 have a material effect on the financial statements.

2.	Material accounting policies (continued)

2.2	Changes in material accounting policies (continued)

Accounting standards issued and not yet effective

A number of new standards, interpretations, and amendments to standards will become effective for the first time in annual periods beginning after 1 January 2024, and early adoption is permitted. In preparing these consolidated financial statements, the Group has not early adopted any new or amended standards or interpretations.
IFRS 18 Presentation and Disclosure in Financial Statements replaces IAS 1 Presentation of Financial Statements, applies for annual reporting periods beginning on or after 1 January 2027. The new standard introduces the following key new requirements:

-
Entities are requried to classify all income and expenses into five categories in the statement of profit or loss, namely the operating, investing, financing, discontinued operations and income tax categories. Entities are also required to present a newly defined operating profit subtotal.

-	Management defined performance measures (MPMs) are disclosed in a single note in the financial statements.
-	Enhanced guidance is provided on how to group information in the financial statements.

In addition, all entities are required to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operating cash flows under the indirect method.

The Group intends to adopt these new and amended standards and interpretations, when they become effective. At the date of authorization of the consolidated financial statements, the Group continues to assess and evaluate the impact to its financials on the initial adoption of these new accounting standards and interpretations and its related applicable period.

2.	Material accounting policies (continued)

2.3	Critical accounting judgements and estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Group’s accounting policies. It also requires the use of certain critical accounting estimates and assumptions discussed below.

Certain amounts included in or affecting the consolidated financial statements and related disclosures are estimated, requiring the Group to make assumptions with respect to values or conditions which cannot be known with certainty at the time the consolidated financial statements are prepared. A critical accounting estimate or assumption is one which is both important to the portrayal of the Group’s financial condition and results and requires management’s most difficult, subjective or complex judgements, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Management evaluates such estimates on an ongoing basis, using historical results and experience, consideration of relevant trends, consultation with experts and other methods considered reasonable in the particular circumstances.

(a)	Critical judgements in applying the Group’s accounting policies

The following are the critical judgements, apart from those involving estimations (Note 2.3(b)), that management has made in the process of applying the Group’s accounting policies and which have the most significant effect on the amounts recognised in the financial statements.

Accounting for pool arrangements

The Group is involved in three types of commercial pool arrangements: 1) pool arrangements that are managed by the Group under the “agent-to-owner” model, and 2) pool arrangements that are managed by the Group under the “disponent-owner” model (“Disponent-Owner Pools”) and 3) pool arrangements operated by third parties in which the Group’s owned vessels are placed.

For pool arrangements that are managed by the Group, Hafnia operates as a pool manager for ten (2023: nine, 2022: five) commercial pools:

(1)	Long Range I (“LR1”) Pool

(2)	Panamax Pool

(3)	Long Range II (“LR2”) Pool

(4)	Medium range (“MR”) Pool

(5)	Handy size (“Handy”) Pool

(6)	Chemical handy size (“Chemical-Handy”) Pool

(7)	Chemical medium range (“Chemical-MR”) Pool

(8)	Small, Intermediate and City tankers (“Specialised”) Pools

2.	Material accounting policies (continued)

The Panamax Pool commenced operations only during the financial year ended 31 December 2024.

The pools are managed by Hafnia through its pool management companies that are wholly owned subsidiaries, as the pool manager. There are separate pool agreements entered into between the pool manager and the relevant pool participants. The pool manager negotiates charters with customers primarily in the spot market, however it may also arrange short duration time charters.

The objective of the commercial pool set up is to facilitate the commercial operation, employment, and marketing of the pool’s vessels. This is achieved via the optimal utilisation of the pool vessels due to improved scheduling to reduce ballast legs and bulk purchase of goods and services for voyage expenses, thus creating economies of scale, improved flexibility, efficiency and price competitiveness. Shipowners contribute their vessels to the pool and the pool is managed by the pool manager under the authority of the Pool Board.

For pool arrangements under the “agent-to-owner” model, management has performed a key assessment to determine who is the principal and agent in these pool arrangements. Indicators that the Group, as the pool manager, is an agent in a pool arrangement are:

•
Based on the pool agreements under the “agent-to-owner” model, the decisions over the relevant activities of the pool that are determined to significantly affect the pool’s returns are made by the respective Pool Boards, which are represented by pool participants;

•
Although the pool manager makes decisions over the day-to-day operations of the pool, the pool manager only acts within the pre-defined mandates and authority limits set by the Pool Board, for which the pool board’s approving rights are substantive;

•
The decisions of the pool manager are not for the relevant activities of the pool and the pool manager has limited discretion over pricing as the prices are highly dependent on the market published price for charter contracts;

•	The pool manager is only given authority to decide on the prices with the objective of efficient pool management; and

•	The Pool Board’s decisions have practical ability to prevent the pool manager from directing the pool’s relevant activities and exercising power on its own behalf.

The Group has evaluated that it has limited control as the pool manager and is hence an agent in the respective commercial pool arrangements. In such arrangements, the Group as the pool manager does not consolidate the pools. Instead, the Group only recognises the pool management fees as other operating income. On the balance sheet, the Group recognises the pool’s assets and liabilities over which the Group, as pool manager, has legal rights and obligations respectively. This includes all cash balances of the pool as the pool bank accounts are opened in the name of the pool manager; and trade payables (other than those relating to fuel oil) for which contracts are entered into in the name of the pool manager.

As the shipowner that places its own vessels in the pools, the Group recognises the gross revenue and voyage expenses earned pertaining to its vessels placed in the pools; and adjustments due to pool allocations recognised separately as “pool allocation”. These adjustments relate to revenue from voyage charters less voyage expenses comprising primarily brokers’ commission, fuel oil and port charges. On the balance sheet, the Group recognises the assets and liabilities over which the Group, as shipowners, has legal rights and obligations respectively. This includes the trade receivables from end charterers for which the contracts are entered into in its own name as shipowners; and fuel oil as inventory and its corresponding payables, as the pool manager purchases fuel oil as an agent on behalf of shipowners based on the contractual terms of the pool agreements under the “agent-to-owner” model and the shipowner having the primary responsibility for the fuel oil obligations.

2.	Material accounting policies (continued)

During the financial year ended 31 December 2023, the Group changed the Handy Pool, MR Pool, LR1 Pool and LR2 Pool from the “agent-to-owner” model to the “disponent-owner” model, with the agreement of all pool participants in the respective pool arrangements, as management and the pool participants believe that it would lead to an improvement in operating efficiency and access to working capital facilities.

For pool arrangements under the “disponent-owner” model (“Disponent-Owner Pools”), the key changes in the pool agreements from the “agent-to-owner” model are:

•	Establishing a time-charter arrangement for the vessels in the Disponent-Owner Pools between the pool participants and the pool manager;

•
The pool manager, as the “disponent-owner” of the vessels, has the right to obtain substantially all of the economic benefits from the use of the vessels in the Disponent-Owner Pools, as the pool manager is the contractual and legal entity who charters in vessels from the pool participants and subsequently charters out the vessels to the external charterers under its own name as the “disponent-owner”;

•
The pool manager, as the “disponent-owner” of the vessels, also has the right to direct the use of the vessels in the Disponent-Owner Pools, including having the right to direct how and for what purpose the vessels will be used.

The Group has evaluated that the time-charter arrangement constitutes a lease under IFRS 16 – Leases to the pool manager of the Disponent-Owner Pools. Management has assessed that the rights conferred from the pool agreements under the “disponent-owner” model provided the pool manager with the control of a right to a service to be performed using the vessels in the Disponent-Owner Pools for which it has control over, for the end charterers. Hence, management has assessed that this allows the pool manager to recognise the revenue as a principal in line with IFRS 15 - Revenue from Contracts with Customers.

In such arrangements, the Group as the pool manager recognises the gross revenue and voyage expenses earned pertaining to the vessels placed by the Group in the Disponent-Owner Pools as “Revenue (Hafnia Vessels and TC Vessels)” and “Voyage expenses (Hafnia Vessels and TC Vessels)” respectively, and adjustments due to pool allocations recognised separately as “pool allocation”; the gross revenue and voyage expenses earned pertaining to the external vessels placed by pool participants other than the Group as “Revenue (External Vessels in Disponent-Owner Pools)” and “Voyage expenses (External Vessels in Disponent-Owner Pools)” respectively; and expenses relating to pool distributions to external pool participants other than the Group separately as “Pool distributions for External Vessels in Disponent-Owner Pools”.

On the balance sheet, the Group recognises the pool’s assets and liabilities over which the Group, as pool manager, has legal rights and obligations respectively. This includes all cash balances of the pool as the pool bank accounts are opened in the name of the pool manager; all trade receivables from end charterers for which contracts are entered into in the name of the pool manager as the “disponent-owner”; the trade payables for which contracts are entered into in the name of the pool manager; and fuel oil as inventory and its corresponding payables, as the pool manager purchases fuel oil as the “disponent owner” of the vessels based on the contractual terms of the Pool Agreements under the “disponent-owner” model.

For pool arrangements operated by third parties in which the Group’s owned vessels are placed, management has performed an assessment to determine if the Group as a pool participant has control over the pools in such arrangements. Indicators that the Group, as a pool participant, does not have control in the pool arrangements are:

•
Based on the pool agreements for these pool arrangements operated by the third-party pool managers, the decisions over the relevant activities of the pool that are determined to significantly affect the pool’s returns are made by the commercial pool managers. The pool managers of the respective pool arrangements hold the power to make all significant economic decisions that affect the pools;

2.	Material accounting policies (continued)

•
The Pool Board’s power is limited to approval of total costs for each vessel in the respective pools, and approval of any additional working capital financing arrangements required from pool participants;

•	The Pool Boards for these pool arrangements do not have the ability to prevent the pool manager from directing the pool’s relevant activities and exercising power on its own behalf;

•	The Group, as a pool participant in these pool arrangements, does not hold a majority of either the Pool Board of these pool arrangements or composition of the respective pools.

The Group has evaluated that it does not have control over the pools in the pool arrangements operated by third parties as a pool participant, and is hence not the principal of these pool arrangements. The Group recognises revenue from these pool arrangements as income based on its portion of the pool income reported by the relevant pool, which represents the net voyage revenue of the vessel after adjusting for pool earnings points, pool management fees and deducting voyage expenses.

For the financial year ended 31 December 2024 and 2023, the Group no longer places its owned vessels in pool arrangements operated by third parties.

Identification of cash-generating units

The Group organizes the commercial management of the fleet of vessels into ten (2023: nine, 2022: five) individual commercial pools. For the financial years ended 31 December 2024, 2023 and 2022, there are no Hafnia Vessels or TC Vessels in the Specialised Pools. The Group has assessed that each individual commercial pool constitutes a separate cash-generating unit (“CGU”). This is due to 1) the vessels in each individual pool generating cashflows that are largely interdependent with each other, as the pool arrangements create operational dependencies between vessels in each segment as the pool manager has the right and ability to direct and deploy all the vessels to gain efficiencies for the entire fleet of vessels in the pool; 2) the decisions of the pool manager are made solely for the benefit of the entire commercial pool and not for individual vessels; and 3) each individual pool is managed on a portfolio basis to optimise performance and for internal and external management reporting.

Time-chartered in vessels which are recognised as ROU assets by the Group and subsequently deployed in the commercial pools are included as part of the respective commercial pool CGUs based on the above assessment. For vessels outside the commercial pools and deployed on a time-charter basis, each of these vessels constitutes a separate CGU.

(b)	Critical accounting estimates

The key assumptions concerning the future and other critical accounting estimates at the end of the balance sheet date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are disclosed below.

Impairment of non-financial assets

Property, plant and equipment and right-of-use assets are tested for impairment whenever there is any objective evidence or indication that these assets may be impaired. The recoverable amount of an asset, and where applicable, a cash-generating unit (“CGU”), is determined based on the higher of fair value less costs to sell and value-in-use calculations prepared on the basis of management’s assumptions and estimates.

All impairment calculations demand a high degree of estimation, which include assessments of the expected cash flows arising from such assets under various modes of deployment, and the selection of discount rates. Changes to these estimates may significantly impact the impairment charges recognised, and future changes may lead to reversals of any previously recognised impairment charges. The Group views that the forecast of future freight rates, representing the main driver of recoverable amounts of the Group’s vessels to be inherently difficult to estimate. This is further complicated by the volatility in oil prices caused by geopolitics and macroeconomic forces, together with the cyclical nature of freight rates prevailing in the tankers market.

2.	Material accounting policies (continued)

Changes to these brokers’ estimates may significantly impact the impairment charges recognised and future changes may lead to reversals of any previously recognised impairment charges.

Vessel life and residual value

The Group depreciates the vessels on a straight-line basis after deduction of residual values over the ship’s estimated useful life of 25 years, from the date the ship was originally delivered from the shipyard. Dry docking costs are generally depreciated over 2.5 to 5 years depending on the age and serviceability of the vessels. Residual value is estimated as the lightweight tonnage of each vessel multiplied by the scrap value less costs of scrapping. The residual values of the vessels are reassessed by management at the end of each balance sheet date based on the prevailing steel prices.

The useful life and residual value are critical accounting estimates as they directly impact the amount of depreciation expense to be presented in the financial statements. Due to the size of the Group’s fleet of owned vessels, the impact could be material depending on the estimates adopted by Management.

2.4	Revenue and income recognition

Revenue comprises the fair value of consideration received or receivable for the rendering of services in the ordinary course of the Group’s activities, net of rebates, discounts and off-hire charges, and after eliminating sales within the Group.

(a)	Revenue

The Group’s source of revenue is vessel revenue, comprising of time charter hire, voyage charter hire and demurrage revenue. Revenue is recognized when or as performance obligations are satisfied by transferring services to the customer, i.e. over time, provided that the stage of completion can be measured reliably. Revenue is measured as the consideration that the Group expects to be entitled to. Vessel revenue (including time charter hire, voyage charter hire and demurrage revenue) are recognised in the Consolidated Statement of Comprehensive Income according to the entered charter parties from the date of load to the date of delivery of the cargo (discharge). The recognition is determined using the load-to-discharge method based on the percentage of the estimated duration of the voyage completed at the balance sheet date because the customer receives the benefit during the voyage as it is provided.

Time charter hire - The Group earns time charter revenue as a lessor by placing its vessels on time charter arrangements with end charterers. Revenue generated from time charter hire is accounted for as revenue earned under operating leases and is therefore within the scope of IFRS 16 – Leases, as issued by the International Accounting Standards Board. We have determined that our existing time charter arrangements meet the definition of leases under IFRS 16, with the Group as lessor, on the basis that the charterer manages the vessels in order to enter into transportation contracts with their customers, and thereby enjoys the economic benefits derived from such arrangements.

Furthermore, the charterer can direct the use of a vessel (subject to certain limitations in the charter arrangement) throughout the period of use.

2.	Material accounting policies (continued)

Moreover, under IFRS 16, we are also required to identify the lease and non-lease components of revenue and account for each component in accordance with the applicable accounting standard. In the time charter arrangements, we have determined that the lease component is the vessel, and the non-lease component is the technical management services provided to operate the vessel. These components are accounted for as follows:

•	All fixed lease revenue earned under these time charter arrangements is recognized on a straight-line basis over the term of the lease.

•
The non-lease component is accounted for as services revenue under IFRS 15 - Revenue from Contracts with Customers. This revenue is recognized “over time” as the customer (i.e. the charterer) is simultaneously receiving and consuming the benefits of the service. The performance obligations in a time charter contract are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to us.

Voyage charter hire - The Group earns voyage charter revenue primarily by commercially managing vessels in commercial pool arrangements and by trading them in the spot market. Revenue generated from voyage charter hires and pools is within the scope of IFRS 15 - Revenue from Contracts with Customers, as issued by the International Accounting Standards Board.

2.	Material accounting policies (continued)

Demurrage revenue – Voyage charter contracts contain conditions regarding the amount of time available for loading and discharging of the vessel. If these conditions are breached, the Group is compensated for the additional time incurred in the form of demurrage revenue. Demurrage revenue is recognized in accordance with the terms and conditions of the charter parties. Upon completion of the voyage, the Group assesses the time spent in port, and a demurrage claim based on the relevant contractual conditions is submitted to the charterers. The claim will often be met by counterclaims due to differences in the interpretation of the agreement compared to the actual circumstances of the additional time used. Based on previous experience, 95% of the demurrage claim submitted is recognized as demurrage revenue upon initial recognition. Demurrage is not treated as a separate performance obligation as the promise under the voyage charter contract to the charterer remains the same and there are no distinct goods and services provided along with the demurrage charges. The additional time required to execute the charterer’s orders does not provide a distinct service but it is part of the single performance obligation of making the vessel available to execute the charterer’s orders. Therefore, demurrage revenue will be allocated entirely to the single performance obligation in the voyage charter contract and recognition will follow the revenue recognition pattern for voyage charter revenue on load-to-discharge basis.

The Group receives the demurrage payment upon reaching final agreement on the amount, which can be a substantial period after the original demurrage claim was submitted. Any adjustments to the final agreement are recognized as demurrage revenue.

Revenue from chemical tankers freight voyage charter is recognised under the load to discharge method on individual contract basis.

(b)	Pool management fees

The Group in its capacity as the pool manager, recognises commission income from external pool participants earned from pool arrangements managed by the Group under the “disponent-owner” and “agent-to-owner” models. They are recognised as other income over time based on the period of the services provided.

(c)	Non-pool related management fees

Other income from the provision of management and commercial support services is recognised over time based on the period of services provided.

(d)	Interest income

Interest income is recognised on an accrual basis using the effective interest method.

2.5	Group accounting

(a)	Subsidiaries

(1)	Consolidation

Subsidiaries are entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

2.	Material accounting policies (continued)

In preparing the consolidated financial statements, transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated but are considered an impairment indicator of the asset transferred. Accounting policies of subsidiaries have been aligned where necessary to ensure consistency with the policies adopted by the Group.

(2)	Acquisitions

The acquisition method of accounting is used to account for business combinations by the Group.

The consideration transferred for the acquisition of a subsidiary or business comprises the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred also includes the fair value of any contingent consideration arrangement and the fair value of any pre-existing equity interest in the subsidiary.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date, and any gains or losses arising from such re-measurement are recognised in profit or loss.

Acquisition-related costs are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.

On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree at the date of acquisition either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets.

The excess of (i) the consideration transferred, the amount of any non-controlling interest in the acquiree, and the acquisition-date fair value of any previous equity interest in the acquiree over the (ii) fair value of the net identifiable assets acquired, is recorded as goodwill.

The excess of (i) fair value of the net identifiable assets acquired over the (ii) consideration transferred; the amount of any non-controlling interest in the acquiree; and the acquisition-date fair value of any previous equity interest in the acquiree; is recorded in profit or loss during the period when it occurs.

The Group has an option to apply a “concentration test” that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

In case the Group acquires an asset or a group of assets (including any liabilities assumed) that does not constitute a business, then the transaction is outside the scope of IFRS 3 because it cannot meet the definition of a business combination. Such transactions are accounted for as asset acquisitions in which the cost of acquisition is generally allocated between the individual identifiable assets and liabilities in the Group based on their relative fair values at the date of acquisition. Transactions for assets acquisition do not give rise to goodwill or a gain on a bargain purchase.

(3)	Disposals

When a change in the Group’s ownership interest in a subsidiary results in a loss of control over the subsidiary, the assets and liabilities of the subsidiary including any goodwill are derecognised. Amounts previously recognised in other comprehensive income in respect of that entity are also reclassified to profit or loss or transferred directly to retained earnings if required by a specific standard.

Any retained interest in the entity is re-measured at fair value. The difference between the carrying amount of the retained interest at the date when control is lost and its fair value is recognised in profit or loss.

2.	Material accounting policies (continued)

(b)	Joint ventures

Joint ventures are entities over which the Group has joint control as a result of contractual arrangements and rights to the net assets of the entities.

Investments in joint ventures are accounted for in the consolidated financial statements using the equity method of accounting (net of accumulated impairment losses).

The acquisition method of accounting is used to account for new and incremental acquisitions in joint ventures. Investments in joint ventures are initially recognised at cost. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Goodwill on joint ventures represents the excess of the cost of acquisition of the joint ventures over the Group’s share of the fair value of the identifiable net assets of the joint ventures and is included in the carrying amount of the investments.

Any excess of the Group’s share of the net fair value of the investee’s identifiable assets and liabilities over the cost of the investment is recognised in profit or loss during the period when it occurs.

In applying the equity method of accounting, the Group’s share of its joint ventures’ post-acquisition profits or losses is recognised in profit or loss and its share of post-acquisition other comprehensive income is recognised in other comprehensive income. These post-acquisition movements and distributions received from joint ventures are adjusted against the carrying amount of the investments. When the Group’s share of losses in a joint venture equals or exceeds its interest in the associated company or joint venture including any other unsecured non-current receivables, the Group does not recognise further losses, unless it has incurred obligations or has made payments on behalf of the joint venture.

Unrealised gains on transactions between the Group and its joint ventures are eliminated to the extent of the Group’s interest in the joint ventures. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Where necessary, adjustments are made to the financial statements of joint ventures to ensure consistency of accounting policies with those of the Group.

Investments in joint ventures are derecognised when the Group loses significant influence or joint control. Any retained interest in the equity is remeasured at its fair value. The difference between the carrying amount of the retained investment at the date when joint control is lost and its fair value is recognised in profit or loss.

Gains and losses arising from partial disposals or dilutions in investments in joint ventures in which joint control is retained are recognised in profit or loss.

2.6	Property, plant and equipment

(a)	Measurement

(1)	Property, plant and equipment are initially recognised at cost and subsequently carried at cost less accumulated depreciation and accumulated impairment losses.

(2)
The cost of an item of property, plant and equipment initially recognised includes expenditure that is directly attributable to the acquisition of the item. Dismantlement, removal or restoration costs are included as part of the cost of property, plant and equipment if the obligation for dismantlement, removal or restoration is incurred as a consequence of acquiring the asset.

(3)
The acquisition cost capitalised to a vessel under construction is the sum of the instalments paid plus other directly attributable costs incurred during the construction period including borrowing costs. Vessels under construction are not depreciated and reclassified as vessels until upon delivery from the yard.

(4)	If significant parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate components of property, plant and equipment.

2.	Material accounting policies (continued)

(b)	Depreciation

(1)
Depreciation is calculated using a straight-line method to allocate the depreciable amounts of property, plant and equipment, after taking into account the residual values, over their estimated useful lives. The residual values, estimated useful lives and depreciation method of property, plant and equipment are reviewed, and adjusted as appropriate, at least annually. The effects of any revision are recognised in profit or loss when the changes arise. The estimated useful lives are as follows:

Vessels
- Tankers	25 years
- Scrubbers	5 years
- Dry docking	2.5 to 5 years

Others
- Other PPE	5 years

A proportion of the price paid for new vessels is capitalised as dry docking. These costs are depreciated over the period to the next scheduled dry docking, which is generally 2.5 to 5 years. At the commencement of new dry docking, the remaining carrying amount of the previous dry docking will be written off to profit or loss.

(2)
Significant components of individual assets are assessed and if a component has a useful life that is different from the remainder of that asset, that component is depreciated separately. The remaining carrying amount of the old component as a result of a replacement will be written off to profit or loss.

(c)	Subsequent expenditure

Subsequent expenditure relating to property, plant and equipment, including scrubbers and dry docking that has already been recognised, is added to the carrying amount of the asset only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repair and maintenance expense is recognised in profit or loss when incurred.

(d)	Disposal

On disposal of an item of property, plant and equipment, the difference between the net disposal proceeds and its carrying amount is recognised in profit or loss.

2.7	Intangible assets

The amortisation period and amortisation method of intangible assets other than goodwill are reviewed at least at each balance sheet date. The effects of any revision are recognised in profit or loss when the changes arise.

IT infrastructure and customer contracts

IT infrastructure and customer contracts acquired through business combinations are initially recognised at fair value. These intangibles are subsequently carried at amortised cost less accumulated impairment losses using the straight-line method over their individual estimated useful lives of 5 years.

2.	Material accounting policies (continued)

Carbon credits
The Group recognises carbon credits that it procures as intangible assets. Carbon credits are initially measured at cost, which is determined based on the cost of carbon credits purchased at that date. Subsequent to the initial recognition, the carbon credits are measured at cost less any accumulated amortization and impairment losses. No amortisation expense is recognised as the condition of the carbon credits does not change over time and the residual value is the same as its cost. Therefore, the carbon credits have no depreciable value.

2.8	Non-derivative financial assets

(a)	Recognition and initial measurement

Trade receivables are initially recognised when they are originated. Other financial assets are recognised when the Group becomes a party to the contractual provisions of the instrument.

Financial assets are initially recognised at fair value plus transaction costs except for financial assets at fair value through profit or loss (FVTPL), which are recognised at fair value. Transaction costs for financial assets at FVTPL are recognised immediately as expenses.

(b)	Classification

The Group classifies its non-derivative financial assets at amortised cost, at fair value through other comprehensive income (“FVOCI”) and at FVTPL. The classification depends on the business model in which a financial asset is managed and its contractual cash flows characteristics. Management determines the classification of its non-derivative financial assets at initial recognition. Non-derivative financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected non-derivative financial assets are reclassified on the first day of the first reporting period following the change in the business model. The Group holds the following classes of financial assets:

(1)	Non-derivative financial assets at amortised cost

A non-derivative financial asset is classified as measured at amortised cost if it meets both of the following conditions and is not designated as at FVTPL:

-	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

-	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

They are classified as current assets, except for those expected to be realised later than 12 months after the balance sheet date which are classified as non-current assets. They are presented as “trade and other receivables, and prepayments” (Note 16), “loans receivable from joint ventures” (Note 13) and “cash at bank and on hand, cash retained in the commercial pools and restricted cash” (Note 17) in the consolidated balance sheet.

(2)	Equity investments at FVOCI

On initial recognition of an equity investment that is not held-for-trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income. This election is made on an investment-by-investment basis.

2.	Material accounting policies (continued)

The Group has presented its equity investments as non-current assets on the balance sheet which will be reclassified to current assets in the event management intends to dispose the assets within 12 months after the balance sheet date. All the equity investments have been irrevocably elected to be classified as FVOCI and are presented as other investments. Further details are described in Note 11.

(c)	Business model assessment

The Group makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

-
the stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realising cash flows through the sale of the assets;

-	the stated policies and objectives for the portfolio and the operation of those policies in practice;

-	how the performance of the portfolio is evaluated and reported to the Group’s management;

-	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;

-	how managers of the business are compensated – e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and

-	the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales for this purpose, consistent with the Group’s continuing recognition of the assets.

(d)	Subsequent measurement

Financial assets at FVTPL and FVOCI are subsequently carried at fair value. Financial assets at amortised cost are subsequently carried at amortised cost using the effective interest method.

Changes in the fair values of financial assets at FVTPL including the effects of currency translation are recognised in profit or loss while changes in the fair values of financial assets at FVOCI are recognised in other comprehensive income.

(e)	Derecognition of financial assets

Financial assets are derecognised when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cashflows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

(f)	Offsetting financial instruments

Financial assets and liabilities are offset, and the net amount reported in the consolidated balance sheet, when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously.

2.	Material accounting policies (continued)

(g)	Impairment

For financial assets measured at amortised cost and contract assets, the Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired and recognises an allowance for expected credit loss (ECL) at an amount equal to the lifetime expected credit loss if there has been a significant increase in credit risk since initial recognition. If the credit risk has not increased significantly since initial recognition, the Group recognises an allowance for ECL at an amount equal to 12-month ECL.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

12-month ECLs are the portion of ECLs that results from default events that are possible within the 12 months after the balance sheet date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

For trade receivables and contract assets, the Group applied the simplified approach permitted by IFRS 9, which requires the loss allowance to be measured at an amount equal to lifetime ECLs.

The Group applies the general approach to provide for ECLs on all other financial instruments. Under the general approach, the loss allowance is measured at an amount equal to 12-month ECLs at initial recognition.

At each balance sheet date, the Group assesses whether the credit risk of a financial instrument has increased significantly since initial recognition. When credit risk has increased significantly since initial recognition, loss allowance is measured at an amount equal to lifetime ECLs.

Measurement of ECLs

ECLs are probability-weighted estimates of credit losses. Credit losses are measured at the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive). ECLs are discounted at the effective interest rate of the financial asset.

Credit-impaired financial assets

At each balance sheet date, the Group assesses whether financial assets carried at amortised cost are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

-	significant financial difficulty of the debtor;

-	a breach of contract such as a default or being more than 90 days past due;

-	the restructuring of a loan or advance by the Group on terms that the Group would not consider otherwise;

-	it is probable that the debtor will enter bankruptcy or other financial reorganisation; or

-	the disappearance of an active market for a security because of financial difficulties.

2.	Material accounting policies (continued)

Presentation of allowance for ECLs in the balance sheet

Loss allowances for financial assets measured at amortised cost and contract assets are deducted from the gross carrying amount of these assets.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group’s historical experience, informed credit assessment and other forward-looking information.

The Group assumes that the credit risk on a financial asset has increased significantly if the debtor is under significant financial difficulties, or when there is default or significant delay in payments. The Group considers a financial asset to be in default when the debtor is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realising security (if any is held).

When the asset becomes uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are recognised against the same line item in profit or loss.

The allowance for impairment loss account is reduced through profit or loss in a subsequent period when the amount of ECL decreases and the related decrease can be objectively measured. The carrying amount of the asset previously impaired is increased to the extent that the new carrying amount does not exceed the amortised cost had no impairment been recognised in prior periods.

2.9	Non-derivative financial liabilities

Non-derivative financial liabilities, primarily comprising borrowings (refer to 2.11), trade payables and other payables (refer to 2.13) are initially measured at fair value less directly attributable transaction costs. They are subsequently measured at amortised cost under the effective interest method. Interest expense and foreign exchange gains and losses are recognised in profit or loss.

The Group derecognises a financial liability when its contractual obligations are discharged, cancelled, or expired. The Group also derecognises a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognised at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognised in profit or loss.

2.	Material accounting policies (continued)

2.10	Impairment of non-financial assets

Property, plant and equipment are tested for impairment whenever there is objective evidence or indication that these assets may be impaired.

For the purpose of impairment testing, the recoverable amount is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. If this is the case, the recoverable amount is determined for the CGU to which the asset belongs.

If the recoverable amount of the asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. The impairment is then allocated to each single vessel on a pro-rata basis, based on the carrying amount of each vessel in the CGU with the limit of the higher of fair value less cost of disposal and value in use. The difference between the carrying amount and recoverable amount is recognised as an impairment loss in profit or loss.

An impairment loss for an asset (or CGU) other than goodwill is reversed if, and only if, there has been a change in the estimate of the asset’s (or CGU’s) recoverable amount since the last impairment loss was recognised. The carrying amount of the asset (or CGU) is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortisation and depreciation) had no impairment loss been recognised for the asset (or CGU) in prior years. A reversal of impairment loss for an asset (or CGU) other than goodwill is recognised in profit or loss.

The Group conducts an impairment review of its non-financial assets annually.

2.11	Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognised in profit or loss over the period of the borrowings using the effective interest method.

Borrowings are presented as current liabilities unless the Group has an unconditional right to defer settlement for at least 12 months after the balance sheet date, in which case they are presented as non-current liabilities.

The Group derecognises a borrowing when its contractual obligations are discharged, cancelled, or expired. The Group also derecognises a borrowing when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognised at fair value.

On derecognition of a borrowing, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognised in profit or loss.

2.12	Borrowing costs

Borrowing costs are recognised in profit or loss using the effective interest method.

2.	Material accounting policies (continued)

2.13	Trade and other payables

Trade payables are obligations to pay for goods or services that have been acquired from suppliers in the ordinary course of business including pool distributions payable to third party pool participants. Trade and other payables are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

Trade and other payables are initially recognised at fair value and subsequently carried at amortised cost using the effective interest method, and are derecognised when the Group’s obligation has been discharged or cancelled or expired.

2.14	Derivative financial instruments and hedging activities

A derivative financial instrument is initially recognised at its fair value on the date the contract is entered into and is subsequently carried at its fair value. The fair value of derivative financial instruments represents the amount estimated by management with input from the Group’s banks or brokers that the Group will receive or pay to terminate the derivatives at the balance sheet date.

For derivative financial instruments that are not designated or do not qualify for hedge accounting, any fair value gains or losses are recognised in profit or loss as a finance item or under time charter equivalent (“TCE”).

The Group designates certain financial instruments in qualifying hedging relationships and documents at the inception of the transaction the relationship between the hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking various hedging transactions.

The Group also documents its assessment, both at hedge inception and on a periodic basis, of whether the derivatives designated as hedging instruments are highly effective in offsetting changes in fair value or cash flows of the hedged items prospectively.

The Group enters into hedge relationships where the critical terms of the hedging instrument match exactly with the terms of the hedged item and no hedge ineffectiveness is deemed to exist. In circumstances when the terms of the hedged item do not match exactly the critical terms of the hedging instrument, the Group uses the hypothetical derivative method to assess effectiveness of hedging relationship.

2.	Material accounting policies (continued)

Cash flow hedges – Interest rate derivatives

The Group has entered into interest rate swaps that are cash flow hedges for the Group’s exposure to interest rate risk on its borrowings. These contracts entitle the Group to receive interest at floating rates on notional principal amounts and oblige the Group to pay interest at fixed rates on the same notional principal amounts, thus enabling the Group to raise borrowings at floating rates and swap them into fixed rates. For the purpose of hedge accounting, management may designate a portion of, or the full nominal value of loans to be hedged by the total notional value of the interest rate swaps available; for portfolio hedging or for one-to-one hedging. There is no imbalance that would create ineffectiveness and cause the relationship to be inconsistent with the purpose of hedge accounting.

The fair value changes on the effective portion of interest rate derivatives designated as cash flow hedges are recognised in other comprehensive income, accumulated in the hedging reserve and reclassified to profit or loss when the hedged interest expense on the borrowings is recognised in profit or loss. The fair value changes on the ineffective portion of these interest rate derivatives are recognised immediately in profit or loss.

Since the financial year ended 31 December 2023, the Group has fully transitioned its interest rate swaps from LIBOR to SOFR.

2.15	Freight forward agreements and foreign exchange contracts

The Group has entered into freight forward agreements (“FFA”) and foreign exchange contracts to manage its exposure to freight rates and foreign exchange risk respectively.

The Group does not apply hedge accounting for the derivatives mentioned above and therefore all changes in fair values of forward freight agreements and foreign exchange contracts used as economic hedges are recognised in profit or loss under TCE income and other finance expense or income respectively.

Further details of the Group’s other derivative financial instruments that are not hedge accounted for are disclosed in Note 12.

2.16	Fair value estimation of financial assets and liabilities

The fair values of financial instruments traded in active markets (such as exchange-traded and over-the-counter securities and derivatives) are based on quoted market prices at the balance sheet date. The quoted market prices used for financial assets are the current bid prices and the quoted market prices for financial liabilities are the current asking prices.

The fair values of financial instruments that are not traded in an active market are determined by using valuation techniques such as market approach. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Where appropriate, quoted market prices or dealer quotes for similar instruments are used.

The fair value of forward freight derivatives are determined using quoted market prices for similar contracts on an exchange.

The fair value of interest rate derivatives is calculated as the present value of the estimated future cash flows, discounted at actively quoted interest rates. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

The carrying amounts of current financial assets and liabilities, measured at amortised cost, approximate their fair values, due to the short term nature of the balances. The carrying amounts of the non-current loans receivable approximate their fair values since the interest rates are repriceable at three-month intervals. The fair values of financial liabilities carried at amortised cost are estimated by discounting the future contractual cash flows at current market interest rates, determined as those that are available to the Group at balance sheet date for similar financial instruments.

2.	Material accounting policies (continued)

2.17	Leases

(a)	When a group company is the lessee

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group uses the definition of a lease in IFRS 16.

For leases of vessels, the Group allocates the consideration in the contract to each non-lease component on the basis of its stand-alone price. The lease component is then allocated based on the residual amount of the lease consideration.

The Group recognises a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset, less any lease incentives received.

The right-of-use asset is subsequently carried at cost less accumulated depreciation and accumulated impairment losses. Depreciation is calculated using a straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the applicable incremental borrowing rate. Generally, the Group uses the incremental borrowing rates as the discount rates. The Group determines the incremental borrowing rates by obtaining interest rates from various external financing sources.

Lease payments included in the measurement of the lease liability comprise the following:

-	fixed payments, including in-substance fixed payments;

-	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

-	amounts expected to be payable under a residual value guarantee;

-	exercise price under a purchase option that the Group is reasonably certain to exercise;

-	lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option; and

-	payment of penalties for early termination of a lease unless the Group is reasonably certain that it will not terminate early.

The lease liability is subsequently measured at amortised cost using the effective interest method. It is remeasured when:

-	there is a change in future lease payments arising from a change in an index or rate;

-	there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee; or

-	there is a change in the Group’s assessment of whether it will exercise a purchase, extension or termination option.

2.	Material accounting policies (continued)

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recognised in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Group presents right-of-use assets as a part of total property, plant and equipment and lease liabilities in ‘borrowings’ in the consolidated balance sheet.

Short-term and low value leases

The Group has elected not to recognise right-of-use assets and lease liabilities for leases with lease terms that are less than 12 months and other low-value assets. Lease payments associated with these leases are recognised as an expense in profit or loss on a straight-line basis over the lease term.

(b)	When a group company is the lessor

The Group determines at lease inception whether each lease is a finance lease or an operating lease. The Group currently only has operating leases for which it is the lessor.

Operating leases

Leases of assets in which the Group retains substantially all risks and rewards incidental to ownership are classified as operating leases. Assets leased out under operating leases are included in property, plant and equipment. Rental income (net of any incentives given to lessee) is recognised on a straight-line basis over the lease term.

(c)	Sale and leaseback

A sale and leaseback transaction is where the Group transfers an asset to another entity (the buyer-lessor) and leases that asset back from the buyer-lessor.

Where the buyer-lessor obtains control of the transferred asset, the Group measures the right-of-use asset arising from the leaseback at the proportion of the previous carrying amount of the asset that relates to the right-of-use retained by the Group.

Where the buyer-lessor does not obtain control of the transferred asset, the Group continues to recognise the transferred asset and recognises a financial liability equal to the transfer proceeds. The financial liability is recognised initially at fair value, net of transaction costs incurred. The financial liability is subsequently stated at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognised in profit or loss over the period of the financial liability using the effective interest method.

2.	Material accounting policies (continued)

2.18	Inventories

Inventories comprise mainly fuel and lubricating oils which are used for operation of vessels.

The cost of inventories includes purchase costs, as well as any other costs incurred in bringing inventory on board the vessel. Inventories are accounted for on a first-in, first-out basis, and stated at lower of cost and net realisable value. Consumption of inventories is recognised as an expense in profit or loss when the usage occurs.

2.19	Income taxes

The tax expense for the period comprises current and deferred taxes. Tax is recognised as income or expense in profit or loss, except to the extent that it relates to items recognised in other comprehensive income in which case the tax is also recognised in other comprehensive income.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Group operates and generates taxable income. Positions taken in tax returns are evaluated periodically, with respect to situations in which applicable tax regulations are subject to interpretation, and provisions are established where appropriate, on the basis of amounts expected to be paid to the tax authorities. In relation to accounting for tax uncertainties, where it is more likely than not that the final tax outcome would be favourable to the Group, no tax provision is recognised until payment to the tax authorities is required, and upon which a tax asset, measured at the expected recoverable amount, is recognised.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is recognised on temporary differences arising on income earned from investments in subsidiaries, except where the timing of the reversal of the temporary difference can be controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.20	Employee benefits

Employee benefits are recognised as an expense, unless the cost qualifies to be classified as asset.

2.	Material accounting policies (continued)

Employee leave entitlement

Employee entitlements to annual leave are recognised when they accrue to employees. An accrual is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

2.21	Foreign currency translation

(a)	Functional and presentation currency

Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in United States Dollars, which is the Company’s functional currency. All financial information presented in US dollars has been rounded to the nearest thousand, unless otherwise stated.

(b)	Transactions and balances

Transactions in a currency other than the functional currency (“foreign currency”) are translated into the functional currency using the exchange rates prevailing at the date of the transactions. Foreign currency exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies at the closing rates at the balance sheet date, are recognised in profit or loss.

2.22	Cash and cash equivalents, Cash retained in the commercial pools, and Restricted cash

For the purpose of presentation in the consolidated statement of cash flows, cash and cash equivalents include cash on hand and deposits held at call with financial institutions, which are subject to an insignificant risk of change in value, and cash retained in the commercial pools. The restricted cash represents amounts placed in FFA collateral accounts and debt service reserve accounts for sale and leaseback financing.

2.23	Share capital and treasury shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new equity instruments are taken to equity as a deduction, net of tax, from the proceeds.

When any entity within the Group purchases the Company’s ordinary shares (“treasury shares”), the carrying amount which includes the consideration paid and any directly attributable transaction cost is presented as a component within equity attributable to the Company’s equity holders, until they are cancelled, sold, or reissued.

When treasury shares are subsequently sold or reissued pursuant to an employee share option scheme, the cost of treasury shares is reversed from the treasury share account and the realised gain or loss on sale or reissue, net of any directly attributable incremental transaction costs, is recognised in the capital reserve.

2.24	Dividends

Interim dividends are recognised in the financial year in which they are declared payable and final dividends are recognised when the dividends are approved for payment by the directors and shareholders respectively.

2.	Material accounting policies (continued)

2.25	Provisions

Provisions are recognised when the Group has a present legal or constructive obligation whereby as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and a reliable estimate of the settlement amount can be made. When the Group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. Provisions are not recognised for future operating losses.

2.26	Segment reporting

Operating segments are reported in a manner consistent with reporting provided to the Group’s Chief Executive Officer (“CEO”), who is the Group’s chief operating decision maker (“CODM”). The CODM is responsible for allocating resources and assessing performance of the operating segments; namely LR1, LR2, MR (including IMO II MR) and Handy (including IMO II Handy) for the financial year ended 31 December 2024.

2.27	Earnings per share

The Group presents basic and diluted earnings per share data for its ordinary shares. Basic earnings per share is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted-average number of ordinary shares outstanding during the financial year, adjusted for own shares held. Diluted earnings per share is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted-average number of ordinary shares outstanding for own shares held and the effects of all dilutive potential ordinary shares, which comprise share options and restricted share units granted to employees.

3.	Acquisition of assets

On 27 January 2022, the Group completed the acquisition of 32 vessels from Chemical Tankers Inc and its subsidiaries (“CTI”), in exchange for the Company’s equity instruments (“Acquisition of CTI fleet”). The acquisition was accounted for as an asset acquisition that did not constitute a business and which was satisfied by way of issuance of new shares of the Company together with the Company’s existing treasury shares.

In exchange for all outstanding shares in CTI, CTI’s shareholders received a total of 99,199,394 common shares in the Company, consisting of 92,112,691 newly issued shares and 7,086,703 of treasury shares. Since the consideration for the acquisition was satisfied by way of issuance of the Company’s equity instruments, the accounting of the fair value of the consideration settled follows the guidance of IFRS 2 Share-based Payment. At the acquisition date, ordinary shares and the existing treasury shares of the Company were issued to CTI’s shareholders, and the fair value of issued shares was deemed to be the fair value of the CTI’s net assets acquired.

The fair value of CTI’s net assets acquired was assessed at US$221.1 million. Equity settlement of the transaction resulted in an increase in share capital of US$0.9 million and share premium of US$207.4 million, while reducing balance of treasury shares by US$12.8 million. The effects of CTI acquisition resulted in increases in the Group’s assets, liabilities and equity by US$943.0 million, US$721.9 million and US$221.1 million respectively.

3.	Acquisition of assets (continued)

(a)	Assets acquired and liabilities assumed

A summary of the acquired assets and liabilities of CTI is presented below.

CTI balances acquired at fair values 2022 US$’000
Property, plant and equipment	893,009
Restricted cash	6,050
Cash and cash equivalents	4,195
Inventories	3,168
Trade and other receivables, and prepayments	36,584
Trade and other payables	(19,435)
Borrowings	(702,423)
Total net assets acquired	221,148

(b)	Consideration transferred

The following table summarises the acquisition date fair value of each class of consideration transferred.

US$’000
Common shares issued	208,316
Treasury shares transferred	12,832
Less: Cost of issuing new common shares	(936)
Net consideration transferred in the form of issued common shares and treasury shares	220,212

(c)	Measurement of fair values

The fair value of acquired vessels was estimated based on an independent third-party valuation report close to the acquisition date, which made reference to comparable transaction prices of similar vessels.

The carrying values of acquired borrowings approximate their fair values as the bank borrowings bear floating interest rates and were re-priceable at three-month intervals.

Other acquired items represent working capital items whose carrying values approximate fair values due to short period of maturity.

4.	Revenue

	2024 US$’000	2023 US$’000	2022 US$’000
Hafnia Vessels and TC Vessels
Revenue from time charter	132,505	134,436	73,824
Revenue from voyage charter	1,803,091	1,781,036	1,852,727
	1,935,596	1,915,472	1,926,551
External Vessels in Disponent-Owner Pools
Revenue from voyage charter	933,051	756,234	—
	2,868,647	2,671,706	1,926,551

IFRS 16 Lease Revenue

The following table summarizes the lease and non-lease components of revenue from time charters during the financial years ended 31 December 2024, 2023 and 2022. These figures are not readily quantifiable as the Group’s contracts under time charter arrangements do not separate these components. The Group has estimated these amounts by reference to an approximation of the fair market value of vessel operating expenses for the non-lease component.

	2024 US$’000	2023 US$’000	2022 US$’000
Lease component of revenue from time charter	92,180	94,078	48,322
Non-lease component of revenue from time charter	40,325	40,358	25,502
Total revenue	132,505	134,436	73,824

IFRS 15 Revenue from Contracts with Customers

For vessels employed in the commercial pool arrangements and traded in the spot market, we recognize revenue ‘over time’ as the customer (i.e. the charterer) is simultaneously receiving and consuming the benefits of the vessel. Under IFRS 15, the performance obligation has been identified as the transportation of cargo from one point to another. Therefore, in a spot market voyage charter under IFRS 15, revenue is recognized on a pro-rata basis commencing on the date that the cargo is loaded and concluding on the date of discharge. The Group also considers short-term time charters (with initial terms of less than one year) as spot market voyage charters. These voyages are accounted for under IFRS 16 – Leases (given the contractual nature of the agreements) but are disclosed as spot market voyages in the table above given their short term nature, and greater exposure to spot market volatility.

Payments for trade receivables generally are due immediately or within 7 days from the invoice date. Information about trade receivables from contracts with customers and contract assets is presented in Note 16.

5.	Expenses by nature

	2024 US$’000	2023 US$’000	2022 US$’000
Hafnia Vessels and TC Vessels
Fuel oil consumed	357,532	349,081	388,497
Port costs	150,806	158,967	122,331
Brokers’ commission expenses	26,245	26,451	27,080
Other voyage expenses	8,809	2,633	10,096
Pool allocation	925	11,733	31,851
Voyage expenses	544,317	548,865	579,855

External Vessels in Disponent-Owner Pools
Fuel oil consumed	190,064	161,820	—
Port costs	71,231	62,691	—
Brokers’ commission expenses	51,386	48,500	—
Other voyage expenses	18,369	14,532	—
Pool allocation	1,752	(7,794)	—
Voyage expenses	332,802	279,749	—

	2024 US$’000	2023 US$’000	2022 US$’000

Employee benefits (Note 6)	167,275	163,462	167,098
Maintenance and repair expenses	79,716	76,994	70,584
Insurance expenses	13,143	12,234	11,832
Other vessel operating expenses	17,907	16,179	14,389
Vessel operating expenses	278,041	268,869	263,903
Corporate support service fee	2,730	5,090	4,191
Employee benefits (Note 6)	50,605	42,816	37,766
Other operating expenses	26,111	21,665	17,567
Other expenses	79,446	69,571	59,524

6.	Employee benefits

	2024 US$’000	2023 US$’000	2022 US$’000
Seafaring crew	167,275	163,462	167,098
Shore-based staff	50,605	42,816	37,766
	217,880	206,278	204,864

7.	Income taxes

Based on the tax laws in the jurisdictions in which the Group and its subsidiaries operate, qualifying international shipping profits are exempted from income tax. Non-shipping profits may be taxable at the prevailing tax rate of each tax jurisdiction where the profit is earned.

Certain of the Group’s vessels are subject to the tonnage tax regime in Denmark, whose effect is not significant.

Income tax expense

	2024 US$’000	2023 US$’000	2022 US$’000
Tax expense attributable to profit is made up of:
Current income tax	5,849	6,540	5,785
Others	(1,431)	(289)	893
	4,418	6,251	6,678

There is currently no income, withholding, capital gain or capital transfer taxes payable in Bermuda. Pursuant to the Group’s re-domiciliation exercise to Singapore in 2024, the Group no longer maintains significant presence in Bermuda and is not expected to have income which would be taxable under the proposed Bermuda corporate income system or Pillar 2 rules.

The majority of the Group’s international shipping income accrues in Singapore, where the Group exercises strategic and commercial control over its international shipping activities. As such, the majority of the Group’s tax bases is subject to Singapore tax legislation. The Group enjoys the Maritime Sector Incentive – Singapore Registry of Ships (“MSI-SRS”), and also has been awarded the Maritime Sector Incentive – Approved International Shipping Enterprise Award (“MSI-AIS”) by the Maritime and Port Authority of Singapore. The MSI-SRS incentive generally applies to Singapore-flagged vessels and does not entail a separate application to the MPA. On the other hand, the MSI-AIS (which is effective till 30 April 2028) is on an application basis, and subsequently renewable, subject to the Group satisfying all relevant qualifying conditions such as minimum business spending in Singapore. The Group has satisfied such conditions to date and will expect to do so. Under the MSI-AIS Award, profits arising from qualifying international shipping activities are tax exempt in Singapore.

Corporate income tax is levied as appropriate on the Group’s non-international shipping activities which mainly comprise of pool management activities conducted in Singapore and Denmark.

7.	Income taxes (continued)

The income tax expense reconciliation of the Group is as follows:

Reconciliation of effective tax rate	2024 US$’000	2023 US$’000	2022 US$’000
Profit before income tax	778,453	799,526	758,267
Tax calculated at a tax rate of 0% (2023: 0%, 2022: 0%)	—	—	—
Effect of:
- Tax on non-shipping income	5,849	6,540	5,785
- Changes in estimates related to prior years	(1,431)	(289)	893
Income tax expense	4,418	6,251	6,678

The Group operates in several countries which have enacted new legislations to implement the global minimum top-up tax (Pillar 2 of BEPS 2.0) in 2024.  The Group’s main sources of revenue are from international shipping. Under Pillar 2, international shipping income is specifically exempted from minimum top-up taxes.  The Group generates non-shipping income mainly from its pool and bunker management activities. However, the Group is incurring effective tax rate of more than 15% in the jurisdictions with such activities (e.g. Denmark). Hence, the Group does not have material Pillar 2 exposures for 2024 and will continue to monitor the potential impact of top-up taxes and the legislations and tax rules worldwide as Pillar 2 develops.

The Group has applied the temporary mandatory relief from deferred tax accounting for the impact of global minimum top-up tax and will account for it as a current tax when it is incurred.

8.	Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the financial year.

	2024 US$’000	2023 US$’000	2022 US$’000
Net profit attributable to equity holders of the Company	774,035	793,275	751,589

(a)	Basic earnings per share

	2024	2023	2022
Number of shares
Issued common shares at 1 January	506,820,170	503,388,593	370,244,325
Effect of share options exercised satisfied from treasury shares	10,849,214	5,308,923	66,374
Effect of shares issued for acquisition of CTI	—	—	83,736,555
Effect of new shares issued	4,609,675	2,876,884	25,551,838
Effect of treasury shares purchased	(12,181,501)	(6,430,681)	(1,708,209)
Weighted-average number of ordinary shares at 31 December	510,097,558	505,143,719	477,890,883
Basic earnings per share (US$ per share)	1.52	1.57	1.57

(b)	Diluted earnings per share

	2024	2023	2022
Number of shares
Weighted-average number of ordinary shares (basic)	510,097,558	505,143,719	477,890,883
Effect of share options on issue	5,010,957	3,544,217	11,185,991
Weighted-average number of ordinary shares at 31 December	515,108,515	508,687,936	489,076,874
Diluted earnings per share (US$ per share)	1.50	1.56	1.54

Diluted earnings per share is determined by adjusting profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, and the effects of all dilutive potential ordinary shares, which comprise share options and restricted share units granted to employees.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

9.	Property, plant and equipment

	Vessels US$’000	Dry docking and scrubbers US$’000	Right-of- use assets – Vessels US$’000	Others US$’000	Total US$’000
Cost
At 1 January 2024	3,573,265	143,375	199,582	1,495	3,917,717
Additions (Note 9(a))	12,514	36,230	23,411	83	72,238
Disposal of vessels (Note 9(a))	(75,400)	(3,555)	(1,280)	—	(80,235)
Write off on completion of dry docking cycle	—	(19,206)	—	—	(19,206)
At 31 December 2024	3,510,379	156,844	221,713	1,578	3,890,514
Accumulated depreciation and impairment charges
At 1 January 2024	899,327	75,216	165,021	531	1,140,095
Depreciation charge	139,048	35,635	39,311	314	214,308
Disposal of vessels (Note 9(a))	(49,219)	(1,746)	(1,280)	—	(52,245)
Write off on completion of dry docking cycle	—	(19,206)	—	—	(19,206)
At 31 December 2024	989,156	89,899	203,052	845	1,282,952
Net book value
At 31 December 2024	2,521,223	66,945	18,661	733	2,607,562
Cost
At 1 January 2023	3,698,658	138,001	187,730	1,369	4,025,758
Additions (Note 9 (a))	158,435	25,831	11,852	126	196,244
Disposal of vessels (Note 9(a))	(283,828)	(12,517)	—	—	(296,345)
Write off on completion of dry docking cycle	—	(7,940)	—	—	(7,940)
At 31 December 2023	3,573,265	143,375	199,582	1,495	3,917,717
Accumulated depreciation and impairment charges
At 1 January 2023	970,339	58,791	119,826	239	1,149,195
Depreciation charge	135,469	28,771	45,195	292	209,727
Disposal of vessels (Note 9(a))	(206,481)	(4,406)	—	—	(210,887)
Write off on completion of dry docking cycle	—	(7,940)	—	—	(7,940)
At 31 December 2023	899,327	75,216	165,021	531	1,140,095
Net book value
At 31 December 2023	2,673,938	68,159	34,561	964	2,777,622

9.	Property, plant and equipment (continued)

(a)	For the financial year ended 2023:

Acquisition:

i.
The Group acquired two IMO II Handy, one IMO II MR and one LR1 vessel from external parties. The newly acquired IMO II Handy vessels were financed under the US$303 million revolving credit facility, for which there were no drawdowns in the financial year ended 31 December 2023. The remaining vessels are unencumbered.

Disposal:

i.	The Group disposed of six LR1 vessels.

For the financial year ended 2024:

The Group’s LR1 vessel, Hafnia Nile, was involved in a collision with another vessel, resulting in extensive damage. As a result of the collision, the vessel was unable to resume operations until the necessary salvage operations and repairs were completed. The Group has incurred salvage and repair costs as at the balance sheet date but has insurance contracts under which it can make claims for compensation.

The Group will simultaneously record a compensation receivable from the insurer when salvage costs are initially recognised as a provision, as the Group has determined that a reimbursement right exists. For repair costs, which were recognized as separate loss events when incurred, the Group will simultaneously record a compensation receivable from the insurer as the Group has determined that it has a right to exert a claim for compensation for the loss events.

As at 31 December 2024, the Group has recognized US$16.2 million and US$13.7 million in insurance receivables in relation to salvage and repair costs respectively.

Disposal:

i.	The Group disposed of one LR1 vessel and one MR vessel.

(b)
As at 31 December 2024, 2023 and 2022, the Group assessed whether its vessels had indicators of impairment by reference to internal and external factors according to its stated policy set out in Note 2.3(b).

The Group obtained valuation reports from independent ship brokers to assess whether the fair value of vessels, as per valuation reports exceeded their carrying values at the balance sheet date. These valuations (which are considered a Level 2 measure of fair value) of the Group’s vessels exceeded their respective carrying amounts. After considering the macroeconomic and geopolitical factors affecting the product and chemical tanker businesses at the balance sheet date, the Group concluded that there were no indicators of impairment for the vessels owned and leased by the Group.

(c)	The Group has mortgaged vessels with a total carrying amount of US$2,332.6 million (2023: US$2,491.8 million, 2022: US$2,807.5 million) as security over the Group’s borrowings.

10.	Intangible assets

	Carbon credits US$’000	Customer contracts US$’000	IT infrastructure US$’000	Total US$’000
Cost
At 1 January 2024	—	3,893	2,520	6,413
Additions	10,874	—	23	10,897
Transfer of carbon credits	(4,955)	—	—	(4,955)
At 31 December 2024	5,919	3,893	2,543	12,355
Accumulated amortisation charge
At 1 January 2024	—	3,531	1,592	5,123
Amortisation charge	—	362	441	803
At 31 December 2024	—	3,893	2,033	5,926
Net book value
At 31 December 2024	5,919	—	510	6,429
Cost
At 1 January 2023	—	3,728	2,685	6,413
Reclassification of balances	—	165	(165)	—
At 31 December 2023	—	3,893	2,520	6,413
Accumulated amortisation charge
At 1 January 2023	—	2,663	1,160	3,823
Amortisation charge	—	868	432	1,300
At 31 December 2023	—	3,531	1,592	5,123
Net book value
At 31 December 2023	—	362	928	1,290
11.	Other investments

The Group’s investments in equity instruments are long term and strategic in nature and are not held for the purpose of trading. The Group has elected to designate these other investments at FVOCI. The fair value of the Group’s investments in equity instruments are as follows:

	2024 US$’000	2023 US$’000	2022 US$’000
Investment in ZeroNorth A/S (formerly known as Alpha Ori Technology Holdings Pte Ltd “Alpha Ori”)	2,344	3,428	3,269
Investment in Diginex Solutions (HK) Limited (“Diginex”)	525	525	501
Investment in Clean Hydrogen Works, LA-1, LLC (“CHW-LA1”)	20,000	20,000	55
Investment in Vanguard Tech, Inc. (“Vanguard”)	200	-	-
	23,069	23,953	3,825

11.	Other investments (continued)

The Group does not hold more than 20% equity interest in these other investments. They are equity instruments without readily determinable fair values and over which the Group has neither significant influence nor control through investments in common stock or in-substance common stock. Therefore, it is precluded from applying the equity method of accounting.

CHW-LA1

In 2023, the Group acquired additional minority ordinary shares of CHW-LA1 with total consideration of US$10 million. A fair value gain of US$9.9 million was also recognised in the other comprehensive income (Note 24 (f)) due to the observable price change, in relation to the ordinary shares of CHW-LA1 held by the Group prior to this additional investment during the financial year 2023.

Diginex

In 2023, the Group injected additional working capital in Diginex, in the form of a convertible loan note of US$0.25 million. A fair value loss of US$0.22 million was also recognised in the other comprehensive income (Note 24 (f)) due to observable price change, in relation to the Group’s investment in the ordinary shares of Diginex.

ZeroNorth (formerly known as Alpha Ori)

On 30 October 2023, the Group, along with other Alpha Ori’s shareholders, entered into a Share Purchase Agreement with ZeroNorth A/S to sell its entire stake in Alpha Ori to ZeroNorth A/S in exchange for newly issued shares in ZeroNorth A/S. The transaction was completed in February 2024, with the Group subsequently becoming shareholders of ZeroNorth A/S.

On 26 January 2024, the Group entered into a pre-merger promissory loan note agreement with Alpha Ori of US$0.4 million, to be repaid on completion of the merger. After the completion of the merger, the pre-merger promissory loan note was converted into equity.

Following the merger completion on 19 February 2024, the Group disposed of half its shareholdings in ZeroNorth, and recognised an immediate loss of US$0.6 million in profit or loss. For the financial year ended 31 December 2024, the Group remeasured its investment in ZeroNorth and recorded a net fair value change of US$1.2 million in other comprehensive income (Note 24(f)), based on the observable price change related to the share disposal on 19 February 2024.

On 10 April 2024, the Group injected additional working capital in ZeroNorth in the form of a convertible note of US$0.3 million.

Vanguard

On 15 November 2024, the Group acquired ordinary shares of Vanguard with total consideration of US$0.2 million.

12.	Derivative financial instruments

	2024 US$’000		2023 US$’000
	Assets	Liabilities	Assets	Liabilities
Cash flow hedges
- Interest rate swaps	22,935	—	45,964	—
Non-hedging instruments
- Forward freight agreements	1,690	891	1,512	276
- Forward foreign exchange contracts	—	1,048	449	—
	24,625	1,939	47,925	276
Analysed as:
Non-current	12,024	—	35,023	—
Current	12,601	1,939	12,902	276
	24,625	1,939	47,925	276

Cash flow hedges

Interest rate derivatives

The Group has entered into interest rate swap contracts that qualify for hedge accounting. The Group pays interest at fixed rates varying from 0.46% to 3.02% (2023: 0.46% to 3.10%) per annum and receives interest at a floating rate based on compounded SOFR with a credit adjustment spread; after gradually transitioning throughout the financial year ended 31 December 2023 from the three-month US$ LIBOR as a result of the IBOR reform.

The notional principal amount of these outstanding interest rate swaps as at 31 December 2024 amounted to US$446.1 million (2023: US$1,005.6 million). Of these, US$38.9 million matures within one year, US$332.2 million matures within two to five years, and US$75.0 million matures after five years. The notional amount of the hedging instruments directly impacted by IBOR reform as at 31 December 2023 amounted to US$1,005.6 million.

12.	Derivative financial instruments (continued)

Non-hedging instruments

Forward foreign exchange contracts

The Group has entered into forward foreign exchange contracts to swap United States Dollars for Singapore Dollars and Danish Kroner with an external financial institution. The notional principal amounts of the outstanding forward foreign exchange contracts as at 31 December 2024 and 2023 comprise the following:

	2024 US$’000		2023 US$’000
Currency	Notional amounts in local currency	US$ equivalent	Notional amounts in local currency	US$ equivalent
Singapore Dollars	27,648	21,039	31,268	23,381
Danish Kroner	60,000	8,818	—	—

As at 31 December 2024, these forward foreign exchange contracts will mature within 12 (2023: 12) months from the balance sheet date. No hedge accounting is adopted and the fair value changes of these forward exchange contracts are recorded in profit or loss.

Freight forward agreements

The Group has entered into a number of forward freight agreements in order to hedge its spot voyage exposure for its vessels trading in the pools. As at 31 December 2024, the Group has outstanding positions with a notional amount of US$79.7 million (2023: US$69.7 million), which will mature in the next one year. No hedge accounting is adopted and the fair value changes of these freight forward agreements are recorded in profit or loss.

13.	Loans receivable from joint ventures

The Group and CSSC (Hong Kong) Shipping Company Limited (“CSSC Shipping”) are joint venture partners in Vista Shipping Pte. Ltd., which builds and operates LR1 and LR2 product tanker vessels.

In the financial year ended 31 December 2023, the Group entered into an agreement with SOCATRA, to be joint venture partners in Ecomar Shipholding S.A.S (“Ecomar”).

As part of financing for the newbuilds under the respective joint ventures, each joint venture partner provides to the joint venture a shareholder’s loan to finance 50% of the initial payment instalments for the product tanker vessels.

In 2023, four orders for IMO II MR vessels were made through the Ecomar joint venture. As part of financing for the MR newbuilds under the joint venture, each joint venture partner contributed a shareholder’s loan to finance the pre-delivery instalments for the four IMO II MR newbuilds.

In 2024, the Group provided financing of US$13.2 million (2023: US$15.5 million) to the joint ventures.

The loans receivable from the joint ventures are unsecured, bear interest based on daily SOFR with a credit adjustment spread (previously US$ three-month LIBOR plus 3% margin before IBOR transition) and have no fixed terms of repayment.

13.	Loans receivable from joint ventures (continued)

As the Group does not expect the joint venture to settle the loans within the next 12 months, the loans receivable are classified as “non-current” receivables. In substance, the Group considers these loans receivable as an extension of the Group’s investments in joint ventures. The carrying amounts of the loans receivable approximate their fair values since the interest rates are re-priceable at three-month intervals.

	2024 US$’000	2023 US$’000
Loans receivable from joint ventures	64,133	69,626

14.	Joint ventures

	2024 US$’000	2023 US$’000
Interest in joint ventures	81,371	60,172

Interest in joint ventures

The following are the main joint ventures of the Group, all of which are equity-accounted. The details of these investments are outlined below:

(1)
Vista Shipping Pte. Ltd. (“Vista Shipping”) is a joint venture in which the Group has joint control and 50% ownership interest. Vista Shipping is domiciled in Singapore and structured as a separate vehicle in shipowning, with the Group having residual interest in its net assets. Accordingly, the Group has classified its interest in Vista Shipping as a joint venture. In accordance with the agreement under which Vista Shipping was established, the Group and the other investor in the joint venture have agreed to provide shareholders’ loans in proportion to their interests to finance the newbuild programme as described in Note 13.

During the financial year ended 2024, Hafnia took delivery of one (2023: three) LR2 vessel through its Vista joint venture.

The following table summarises the financial information of Vista Shipping as included in its own consolidated financial statements. The table also reconciles the summarised financial information to the carrying amount of the Group’s interest in Vista Shipping.

14.	Joint ventures (continued)

	2024 US$’000	2023 US$’000
Percentage ownership interest	50%	50%

Non-current assets	427,959	397,965
Current assets	63,657	54,092
Non-current liabilities	(317,722)	(336,598)
Current liabilities	(45,350)	(28,564)
Net assets (100%)	128,544	86,895
Group’s share of net assets (50%)	64,272	43,448

Revenue	112,907	91,191
Other income	2,623	1,963
Expenses	(73,951)	(56,914)
Profit and total comprehensive income (100%)	41,579	36,240

Profit and total comprehensive income (50%)	20,790	18,120
Adjustment to previously recognised share of profit/(loss) from prior year	35	(170)
Group’s share of total comprehensive income (50%)	20,825	17,950

(2)
In July 2021, the Group and Andromeda Shipholdings Ltd (“Andromeda Shipholdings”) entered into a joint venture, H&A Shipping Pte. Ltd. (“H&A Shipping”) in which the Group has joint control and 50% ownership interest. H&A Shipping is domiciled in Singapore and structured as a separate vehicle in shipowning, with the Group having residual interest in its net assets. Accordingly, the Group has classified its interest in H&A Shipping Pte Ltd. as a joint venture. In accordance with the agreement under which H&A Shipping was established, the Group and the other investor in the joint venture have agreed to provide equity in proportion to their interests to finance the newbuild programme.

The following table summarises the financial information of H&A Shipping as included in its own consolidated financial statements. The table also reconciles the summarised financial information to the carrying amount of the Group’s interest in H&A Shipping.

14.	Joint ventures (continued)

	2024 US$’000	2023 US$’000
Percentage ownership interest	50%	50%

Non-current assets	59,892	62,990
Current assets	5,388	5,308
Non-current liabilities	(46,093)	(52,038)
Current liabilities	(4,940)	(4,548)
Net assets (100%)	14,247	11,712

Group’s share of net assets (50%)	7,124	5,856
Shareholder’s loans	6,308	7,668
Alignment of accounting policies	1,153	1,006
Carrying amount of interest in joint venture	14,585	14,530

Revenue	11,459	11,438
Other income	1,866	1,458
Expenses	(10,791)	(10,857)
Profit and total comprehensive income (100%)	2,534	2,039

Profit and total comprehensive income (50%)	1,267	1,019
Alignment of accounting policies	147	147
Group’s share of total comprehensive income (50%)	1,414	1,166

(3)
In June 2023, the Group and SOCATRA entered into a joint venture, Ecomar Shipholding S.A.S (“Ecomar”), in which the Group has joint control and 50% ownership interest. Ecomar is incorporated in France and structured as a separate vehicle in shipowning, with the Group having residual interest in its net assets. Accordingly, the Group has classified its interest in Ecomar as a joint venture. In accordance with the agreement under which Ecomar was established, the Group and the other investor in the joint venture have agreed to provide shareholders’ loans in proportion to their interests to finance the newbuild programme.

The following table summarises the financial information of Ecomar as included in its own consolidated financial statements. The table also reconciles the summarised financial information to the carrying amount of the Group’s interest in Ecomar.

14.	Joint ventures (continued)

	2024 US$’000	2023 US$’000
Percentage ownership interest	50%	50%

Non-current assets	68,964	31,873
Current assets	4,928	—
Non-current liabilities	(77,032)	(31,849)
Net (liabilities)/assets (100%)	(3,140)	24

Group’s share of net assets (50%)	(1,570)	12
Unrecognised share of losses	1,633	—
Translation reserve	(63)	—
Carrying amount of interest in joint venture	—	12

Revenue	—	—
Other income	32	1
Expenses	(3,321)	(87)
Loss and total comprehensive loss (100%)	(3,289)	(86)

Loss and total comprehensive loss (50%)	(1,645)	(43)
Unrecognised share of losses	1,633	—
Group’s share of total comprehensive loss (50%)	(12)	(43)

15.	Inventories

	2024 US$’000	2023 US$’000
Fuel oil	84,984	99,714
Lubricating oils	9,171	7,990
	94,155	107,704

The cost of inventories recognised as expenses included in “voyage expenses (Hafnia Vessels and TC Vessels)” amounted to US$357.5 million (2023: US$349.1 million); and included in “voyage expenses (External Vessels in Disponent-Owner Pools)” amounted to US$190.1 million (2023: US$161.8 million). There was no write down of inventory to net realisable values as at the respective financial years ended 2023 and 2024.

16.	Trade and other receivables, and prepayments

	Note	2024 US$’000	2023 US$’000
Trade receivables
-non-related parties		323,175	389,384
Contract assets
-non-related parties		80,838	118,460
Less: Allowance made for trade receivables and contract assets
-non-related parties	24(b)	—	—
Trade receivables – net		404,013	507,844
Prepayments		16,159	21,274
Other receivables
- non-related parties		83,664	60,592
		503,836	589,710

The carrying amounts of trade and other receivables, and prepayments, principally denominated in United States Dollars, approximate their fair values due to the short period to maturity.

Included within trade and other receivables, and prepayments as at the financial years ended 2024 and 2023 are contract assets. These contract assets relate to the Group’s rights to consideration for proportional performance from voyage charters in progress at the balance sheet date. These contract assets are transferred to trade receivables when the rights to such consideration become unconditional, typically when the Group has satisfied its performance obligations upon completion of the voyage. As voyage charters in progress have an expected duration of less than one year, the Group applies the practical expedient available under IFRS 15 and does not disclose information about remaining performance obligations as at balance sheet date. There were no impairment losses recognised on contract assets (2023: US$Nil).

17.	Cash and cash equivalents including restricted cash

	2024 US$’000	2023 US$’000
Cash at bank and on hand	195,271	141,621
Cash retained in the commercial pools	88,297	80,900
Restricted cash	13,542	13,381
	297,110	235,902
Less: Restricted cash	(13,542)	(13,381)
Cash and cash equivalents	283,568	222,521

17.	Cash and cash equivalents including restricted cash (continued)

Cash at bank and on hand includes fixed deposits placed in various financial institutions, which bear interest from 4.00% to 5.48% (2023: 3.05% to 5.56%), with varying periods to maturity.

For the financial years ended 2024 and 2023, the restricted cash represents amounts placed in debt service reserve accounts for sale and leaseback financing, as well as cash from FFA collateral accounts. This restricted cash is not available to finance the Group’s day to day operations.

The cash retained in the commercial pools represents cash in the pool bank accounts that are opened in the name of the Group’s pool management company and can only be used for the operation of vessels within the commercial pools.

18.	Share capital

	Number of outstanding shares	Share capital US$’000	Share premium US$’000	Total US$’000
At 1 January 2024	506,820,170	5,069	1,044,849	1,049,918
Issuance of shares	5,743,362	57	43,080	43,137
Effect of re-domiciliation[1]	-	1,087,929	(1,087,929)	-
At 31 December 2024	512,563,532	1,093,055	-	1,093,055

At 1 January 2023	503,388,593	5,035	1,023,996	1,029,031
Issuance of shares	3,431,577	34	20,853	20,887
At 31 December 2023	506,820,170	5,069	1,044,849	1,049,918

At 1 January 2022	370,244,325	3,703	704,834	708,537
Shares issued for acquisition of CTI assets	92,112,691	921	206,459	207,380
New shares issued	37,600,000	376	97,170	97,546
Issuance of shares	3,431,577	35	15,533	15,568
At 31 December 2022	503,388,593	5,035	1,023,996	1,029,031

[1]
Subsequent to the re-domiciliation of the Company to Singapore, the issued common shares no longer have any par value and the share premium recognised in the current reporting period has been subsequently reclassed to share capital.

18.	Share capital (continued)

(a)	Issued and fully paid share capital

As at 31 December 2024, the Company has 512,563,532 issued shares, of which 9,639,056 are treasury shares. All issued ordinary shares are fully paid with no par value. The newly issued ordinary shares rank pari passu with the existing ordinary shares.

On 1 October 2024, the Company redomiciled from Bermuda to Singapore and all common shares of the Company became ordinary shares of the Company.

On 27 June 2024, the Company settled borrowed shares from BW Group by way of issuing 2,311,785 new common shares. Following the issuance of the new common shares, there are 512,563,532 issued shares in the Company, each with a nominal value of USD 0.01, all of which have been validly and legally issued and fully paid.

On 29 May 2024, the Company entered into another share lending agreement with BW Group whereby BW Group lent 2,311,785 shares of the Company. The borrowed shares would be redelivered by way of the Company issuing new shares to BW Group at a subscription price of USD 0.01 per share. This allowed the Company to promptly deliver existing shares held in treasury to employees who exercise their vested options under the Long-Term Incentive Plan (LTIP) 2022 and those entitled to receive shares under the Restricted Share Units (RSU) program.

On 2 January 2024, the Company settled borrowed shares from BW Group by way of issuing 3,431,577 new common shares. Following the issuance of the new common shares, there were 510,251,747 issued shares in the Company, each with a nominal value of USD 0.01, all of which have been validly and legally issued and fully paid.

On 20 December 2023, the Company entered into another share lending agreement with BW Group, whereby BW Group lent 3,431,577 shares of the Company. Following this transaction, the Company had 3,431,577 treasury shares. The borrowed shares were redelivered by way of the Company issuing new shares to BW Group at a subscription price of US$0.01 per share. The share issuance was only completed on 2 January 2024. This allowed the Company to promptly deliver existing shares held in treasury to employees who exercise their vested options under the LTIP 2021.

On 1 March 2023, the Company settled these borrowed shares by way of issuing 3,431,577 new common shares to BW Group. Following the issuance of the new common shares, there were 506,820,170 issued shares in the Company, each with a nominal value of US$0.01, all of which have been validly and legally issued and fully paid.

On 28 February 2023, the Company entered into a share lending agreement with BW Group Limited (“BW Group”), whereby BW Group lent 3,431,577 shares of the Company. The borrowed shares were redelivered by way of the Company issuing new shares to BW Group at a subscription price of US$0.01 per share. Following this transaction, the Company had 3,431,577 newly issued shares and 3,431,577 treasury shares. This allowed the Company to promptly deliver existing shares held in treasury to employees who exercise their vested options under the LTIP 2020.

On 26 August 2022, the Company entered into a share lending agreement with BW Group Limited, whereby BW Group lent 3,431,577 shares of the Company. The borrowed shares were redelivered by way of the Company issuing new shares to BW Group at a subscription price of US$0.01 per share. Following this transaction, the Company had 3,431,577 newly issued shares and 3,431,577 treasury shares. This allowed the Company to promptly deliver existing shares held in treasury to employees who exercise their vested options under the share options granted to management personnel in 2019 for Tranche 1, Tranche 2, Tranche 3 and Tranche 4.

On 9 May 2022, the Company issued 37,600,000 new common shares at a private placement at subscription price of NOK 25.0 per share, raising net proceeds of US$97.5 million.

On 27 January 2022, the Company issued 92,112,691 new common shares in the Company, as part of the purchase consideration for the acquisition of CTI assets. Refer to Note 3.

18.	Share capital (continued)

(b)	Treasury shares

The reserve for the Company’s treasury shares comprises the cost of the Company’s shares held by the Group. As at 31 December 2024, the Group held 9,639,056 of the Company’s shares (2023: 2,626,651, 2022: 2,793,797).

(c)	Capital reserve

The capital reserve comprises of reversal of the cost of the treasury shares acquired, recorded in the treasury shares account against the option price on those shares upon exercise of employees share options during the financial year.

During the financial year ended 31 December 2024, the contributed surplus amounted to US$537.1 million was reclassified to capital reserve, following the Company’s re-domiciliation from Bermuda to Singapore on 1 October 2024.

(d)	Translation reserve

The foreign currency translation reserve represents exchange differences arising from the translation of the financial statements of foreign operations whose functional currencies are different from that of the Group’s presentation currency.

(e)	Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of equity investments which were accounted as FVOCI.

(f)	Share-based payment reserve

The Company operates seven equity-settled share-based compensation plans, namely the LTIP and RSU. As at 31 December 2024, the LTIP 2019, 2020, 2021 and 2022 have been fully awarded. Under the LTIP 2023, at the end of the vesting periods between 2023 and 2026, common shares of 1,849,428 may be acquired by employees of the Company at a predetermined strike price. Under the LTIP 2024, at the end of the vesting periods between 2024 and 2027, common shares of 2,032,414 may be acquired by employees of the Company at a predetermined strike price. Under the RSU, at the end of the vesting periods between 2022 and 2025, RSUs of 462,356 may be awarded to certain employees of the Company.

19.	Other reserves

	2024 US$’000	2023 US$’000	2022 US$’000
(a) Composition:
Share-based payment reserve	3,918	3,788	5,873
Hedging reserve	20,705	39,312	68,458
Capital reserve	482,382	(25,137)	(710)
Translation reserve	(198)	(63)	29
Fair value reserve	10,906	9,720	—
	517,713	27,620	73,650

	2024 US$’000	2023 US$’000	2022 US$’000
(b) Movements of the reserves

Hedging reserve

At beginning of the financial year	39,312	68,458	348
Fair value gains on cash flow hedges	14,522	13,378	73,516
Reclassification to profit or loss	(33,129)	(42,524)	(5,406)
At end of the financial year	20,705	39,312	68,458

More information about derivatives used as hedges is disclosed in Note 12.

20.	Borrowings

	2024 US$’000	2023 US$’000
Current
Bank borrowings	252,556	174,004
Sales and leaseback liabilities (accounted for as financing transaction)	64,506	57,305
Other lease liabilities	19,233	36,019
	336,295	267,328

Non-current
Loans from non-related parties	—	—
Bank borrowings	322,820	398,507
Sales and leaseback liabilities (accounted for as financing transaction)	461,924	622,174
Other lease liabilities	1,210	4,342
	785,954	1,025,023
Total borrowings	1,122,249	1,292,351

Bank borrowings

As at 31 December 2024, bank borrowings consist of ten credit facilities from external financial institutions, amounting to US$473 million, US$374 million, US$216 million, US$84 million (DSF), US$84 million, US$39 million, US$40 million, US$303 million and two borrowing base facilities respectively (2023: US$473 million, US$374 million, US$216 million, US$106 million, US$84 million, US$39 million, US$40 million, US$ 303 million and two borrowing base facilities respectively). The table below summarises key information of the bank borrowings:

20.	Borrowings (continued)

Facility amount	Outstanding amount US$’000	Maturity date
US$473 million facility	87,098
- US$413 million term loan		2026
- US$60 million revolving credit facility		2026
US$374 million facility	—
- US$100 million revolving credit facility		2028
US$216 million facility	131,250	2026
US$84 million facility (DSF)	79,683	2029
US$84 million facility	49,855
- US$68 million term loan		2026
- US$16 million revolving credit facility		2026
US$39 million facility	15,464
-US$30 million term loan		2025
-US$9 million revolving credit facility		2025
Up to US$175 million borrowing base facility	40,500	2025
Up to US$175 million borrowing base facility (with an accordion option of up to US$75 million)	58,500	2025
US$40 million facility	35,881	2029
US$303 million facility	80,000
- US$303 million revolving credit facility	—	2029

The Group’s revolving credit facilities will be available for utilisation if there is no event of default or default which is continuing or would result from the proposed utilisation or under the existing utilisations; and relevant conditions are met. The Group pays commitment fees to have these revolving credit facilities which are between 35-40% of the facilities’ margin.

On 11 July 2024, the Group refinanced its US$106 million facility into a US$84 million facility.

On 14 November 2023, the Group cancelled its US$70 million revolving credit facility, which was part of the upsized US$216 million facility.

On 30 August 2023, the Group entered into a US$303 million revolving credit facility.

On 18 July 2023, the Group entered into a US$40 million senior secured term loan facility.

20.	Borrowings (continued)

Sales and leaseback liabilities (accounted for as financing transaction)

As of 31 December 2024, the sales and leaseback liabilities (accounted for as financing transaction) consist of various facilities provided by external leasing houses under sale-and-leaseback contracts. Under these contracts, the vessels were legally sold to external leasing houses and leased back by Hafnia. The sale of vessels under these sales and leaseback arrangements did not meet the criteria for sale as prescribed by IFRS 15 Revenue with customers as the Group has assessed that there was no transfer of control of the vessels. The Group still has the present right to direct the use of the vessels and to obtain the remaining economic benefits from the vessels. The Group also has the option/obligation to repurchase the vessels from the leasing houses. As a result of the assessment performed, the vessels were not derecognised from the Group’s balance sheet. These transactions were treated as financing arrangements since lease inception, with the proceeds received from the external leasing houses reflected as sales and leaseback liabilities, which were accounted for as financing transactions.

During the financial year ended 2024, The Group also exercised the purchase options on six of its existing sales and leaseback financings with Jiangsu Financial Lease Co Limited and CSSC (Hong Kong) Shipping Company Limited. These transactions were accounted for as an extinguishment of existing sales and leaseback liabilities (accounted for as financing transaction).

During the financial year ended 2023, as a part of the Group’s ongoing refinancing exercise to refinance the debt that was acquired as a part of the CTI acquisition into lower-priced financing facilities, the Group refinanced five IMO II Handy vessels via sale and leaseback financing with CMB Financial leasing. These transactions were accounted for as an extinguishment of existing sales and leaseback liabilities (accounted for as financing transaction) and the recognition of new sales and leaseback liabilities (accounted for as financing transaction) based on the new borrowing terms. The Group also exercised the purchase options on nine of its existing sales and leaseback financings with AVIC International Leasing, SPDB Financial Leasing, ICBC Financial Leasing and Ocean Yield Limited. These transactions were accounted for as an extinguishment of existing sales and leaseback liabilities (accounted for as financing transaction).

Facility amount	Outstanding amount US$’000	Maturity date
US$414 million SLB facility	324,788	2032
CTI vessels facilities	157,905	2023 – 2031
Hafnia Tankers finance leases	43,737	2025 – 2030

Interest rates

The weighted average effective interest rates per annum of total borrowings at the balance sheet date are as follows:

	2024	2023
Bank borrowings	6.8%	6.7%
Sales and leaseback liabilities (accounted for as financing transaction)	6.9%	7.4%

The exposure of borrowings to interest rate risk is disclosed in Note 24.

20.	Borrowings (continued)

Maturity of borrowings

The non-current borrowings have the following maturity:

	2024 US$’000	2023 US$’000
Later than one year and not later than five years	517,013	649,710
Later than five years	268,941	375,313
	785,954	1,025,023

Carrying amounts and fair values

The carrying values of the bank borrowings and sales and leaseback liabilities (accounted for as financing transaction) approximate their fair values as they bear floating interest rates and are re-priceable at one-to-three-month intervals.

Financial and non-financial covenants

The Group has bank borrowings and sales and leaseback liabilities (accounted for as financing transaction) that contain financial and non-financial covenants. Any breach of covenants will result in bank borrowings and sales and leaseback liabilities becoming payable on demand. If the Group continues with its financial position as at the end of the reporting date and there is no significant decrease in the fair values of the vessels, the Group expects to comply with the quarterly reporting covenants for the next 12 months. The Group was in compliance with financial and non-financial covenants as at 31 December 2024 and 31 December 2023.

21.	Trade and other payables

	2024 US$’000	2023 US$’000
Trade payables
- related parties(1)	27,046	22,045
- non-related parties(1)	166,384	223,536
Accrued operating expenses	118,153	114,801
Other payables
- related corporations(1)	32	23,567
- non-related parties(1)	1,224	1,529
	312,839	385,478
Analysed as:
Current	312,839	385,478
	312,839	385,478

(1)
Certain balances have been revised for immaterial errors in prior year classifications of trade payables and other payables. US$19.4 million has been reclassified to trade payables - non-related parties from other payables - non-related parties and US$22.0 million has been reclassified to trade payables - related parties, comprising US$15.8 million from trade payables - non-related parties and US$6.2 million from other payables - related corporations.

The carrying amounts of trade and other payables, principally denominated in United States Dollars, approximate their fair values due to the short period to maturity.

The other payables due to related corporations are unsecured and interest-free.

Information about the Group’s exposure to currency and liquidity risks is included in Note 24.

22.	Leases – as lessee

Leases as lessee under IFRS 16

The Group leases vessels, office spaces, and other equipment from external parties under non-cancellable operating lease agreements. The leases have varying terms including options to extend and options to purchase.

Information about leases for which the Group is a lessee is presented below.

(1)	Right-of-use assets - Vessels

US$’000
Cost
At 1 January 2023	187,730
Additions	11,852
At 31 December 2023	199,582
Additions	22,131
At 31 December 2024	221,713

Accumulated depreciation
At 1 January 2023	119,826
Depreciation charge	45,195
At 31 December 2023	165,021
Depreciation charge	38,031
At 31 December 2024	203,052

Net book value
At 31 December 2023	34,561
At 31 December 2024	18,661

22.	Leases – as lessee (continued)

(2)	Amounts recognised in profit or loss

	2024 US$’000	2023 US$’000	2022 US$’000
Interest expense on lease liabilities	1,469	2,178	3,768
Expenses relating to short-term leases for vessels, included in charter hire expenses	19,997	5,594	1,040
Expenses relating to short-term leases for offices, included in rental expenses	1,984	1,988	1,613

(3)	Amounts recognised in statement of cash flows

	2024 US$’000	2023 US$’000	2022 US$’000
Total cash outflow for leases	44,192	45,969	48,643

(4)	Extension options

Some leases contain extension options exercisable by the Group up to one year before the end of the non-cancellable contract period. Where practicable, the Group seeks to include extension options in new leases to provide operational flexibility. The extension options held are exercisable only by the Group and not by the lessors. The Group assesses at lease commencement date whether it is reasonably certain to exercise the extension options. The Group reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control. In the financial year ended 2024 and 2023, the Group exercised options on certain leases to extend their charter period for a duration of one year and recognised additional lease liabilities with a corresponding increase in ROU assets.

The Group has estimated that the potential future lease payments, should it exercise the extension options, would result in an increase in lease liability of US$89.2 million.

23.	Commitments

Operating lease commitments - where the Group is a lessor

The Group leases vessels to non-related parties under non-cancellable operating lease agreements. The Group classifies these leases as operating leases as the Group retains substantially all risks and rewards incidental to ownership of the leased assets. In 2024, the Group recognised estimated lease revenue of US$92.2 million (2023: US$94.1 million, 2022: US$48.3 million) and non-lease revenue of US$40.3 million (2023: US$40.4 million, 2022: US$25.5 million) as part of time charter revenue (Note 4).

The undiscounted lease payments under operating leases to be received after 31 December are analysed as follows:
	2024 US$’000	2023 US$’000	2022 US$’000
Less than one year	110,715	87,459	65,878
One to two years	42,329	25,830	11,712
Two to five years	9,348	8,960	20,640
	162,392	122,249	98,230

23.	Commitments (continued)

Newbuild commitments

The Group has equity interests in joint ventures and is obliged to provide its share of working capital for the joint ventures’ newbuild programme through either equity contributions or shareholder’s loans. The commitments may not be utilised by the joint ventures.

The future minimum capital contributions to be made at the balance sheet date but not yet recognised are as follows:

	2024 US$’000	2023 US$’000	2022 US$’000
Less than one year	52,917	28,394	83,450
One to two years	16,778	58,079	—
Two to five years	—	19,360	—
	69,695	105,833	83,450

24.	Financial risk management

Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including price risk, currency risk and interest rate risk); credit risk; liquidity risk and capital risk. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance.

Financial risk management is handled by the Group as part of its operations. The management team identifies, evaluates and manages financial risks in close co-operation with all operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk and use of derivative and non-derivative financial instruments.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return.

The Group enters into derivatives, and also incurs financial liabilities, in order to manage market risks. All such transactions are carried out within the guidelines set by the Group. Generally, the Group seeks to apply hedge accounting in order to manage volatility in profit or loss.

24	Financial risk management (continued)

Price risk

The shipping market can be subject to significant fluctuations. The Group’s vessels are employed under a variety of chartering arrangements including time charters and voyage charters.

In 2024, approximately 5% (2023: 5%, 2022: 4%) of the Group’s shipping revenue was derived from vessels under fixed income charters (comprising time charters).

The Group is exposed to the risk of variations in fuel oil costs, which are affected by the global political and economic environment. Historically, fuel expenses have been the most significant expense. Under a time charter, the charterer is responsible for fuel costs, therefore, fixed income charters also reduce exposure to fuel price fluctuations.

In 2024, fuel oil costs comprised 47% (2023: 47%, 2022: 46%) of the Group’s operating expenses. If price of fuel oil has increased/decreased by US$1 (2023: US$1, 2022: US$1) per metric ton with all other variables including tax rate being held constant, the net results will be lower/higher by US$891,737 (2023: US$801,249, 2022: US$470,881) as a result of higher/lower fuel oil consumption expense.

In addition to securing cash flows through time charter contracts, the Group has entered into forward freight agreements to limit the risk involved in trading in the spot market. Details of the Group’s outstanding forward freight agreements are disclosed in Note 12.

Currency risk

The functional currency of most of the entities in the Group is United States Dollars (“US$”). The Group’s operating revenue, and the majority of its interest-bearing debt and contractual obligations for vessels under construction are denominated in US$. The Group’s vessels are also valued in US$ when trading in the second-hand market.

The Group is exposed to foreign currency exchange risks for administrative expenses incurred by offices or agents globally, predominantly in Monaco, Denmark, United Arab Emirates and Singapore. Further, the Group is required to pay port charges in currencies other than US$. However, foreign currency exposure in port charges is minimal as any increase is usually compensated by a corresponding increase in freight, particularly in the tanker sector through industry-wide increases in Worldscale flat rates.

At the balance sheet date, the Group has cash and cash equivalents denominated in Singapore dollars (“SGD”), Danish Kroner (“DKK”), Euro (“EUR”), United Arab Emirates Dirham (“AED”) and Norwegian Kroner (“NOK”).

At 31 December 2024, 2023 and 2022, the Group has assessed that it has insignificant exposure to foreign currency risks. However, the Group has entered into foreign exchange contracts to hedge its general and administrative costs to avoid short term volatility.

Details of the Group’s outstanding forward exchange contracts are disclosed in Note 12.

24.	Financial risk management (continued)

Interest rate risk

The Group adopts a policy of ensuring that between 40% and 75% of its interest rate risk exposure is at a fixed-rate or limited to a certain threshold. This is achieved partly by entering into fixed-rate instruments and partly by borrowing at a floating rate and using interest rate swaps as hedges of the variability in cash flows attributable to interest rate risk. For the secured interest rate swaps of the Group, management applies a hedge ratio of 1:1.

The Group determines the existence of an economic relationship between the hedging instrument and hedged item based on the reference interest rates, tenors, repricing dates and maturities and the notional or par amounts. The Group has interest-bearing financial liabilities in the form of borrowings from external financial institutions at variable rates.

Cash flow and fair value interest rate risks

Cash flow interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Fair value interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates.
The Group entered into interest rate agreements to limit exposure to interest rate fluctuations. The details of these exposures are disclosed in Note 12. As at 31 December 2024, the notional principal amount of these interest rate swaps represents approximately 45% (2023: 80%, 2022: 55%) of the Group’s borrowings on floating interest rates.

As at the balance sheet date, the interest rate profile of interest-bearing financial instruments, as reported to the management, was as follows:
	Nominal amount
	2024 US$’000	2023 US$’000	2022 US$’000
Variable rate financial instruments
Financial assets	64,133	69,626	74,213
Financial liabilities	1,122,249	1,251,990	1,716,589
Effect of interest rate swaps	(506,197)	(1,005,586)	(949,047)
	680,185	316,030	841,755

The Group is exposed mainly to the Secured Overnight Financing Rate (“SOFR”). The Group completed the three-month US$ LIBOR transition to SOFR during the financial year ended 2023.

Hedging relationships for which ‘Phase 2’ amendments apply

For the financial year ended 31 December 2023, the Group has applied the following hedge accounting reliefs provided by the Phase 2 amendments for its hedging relationships that have already transitioned from LIBOR to SOFR.

Hedge designation – When the Phase 1 amendments ceased to apply, the Group has amended its hedge designation to reflect the following changes which were required by IBOR reform:

24.	Financial risk management (continued)

•	Designating SOFR as a hedged risk;

•	The contractual benchmark rate of the hedged US$ borrowing has been amended from LIBOR to SOFR plus a credit adjustment spread; and

•	The variable rate of the hedging interest rate swap has been amended from LIBOR to SOFR with a credit adjustment spread added to the fixed rate.

These amendments to the hedge documentation did not require the Group to discontinue its hedge relationships.

Amounts accumulated in the cash flow hedge reserve – When the Group amended its hedge designation for changes to its borrowings that is required by IBOR reform, the accumulated amount outstanding in the cash flow hedge reserves was deemed to be based on SOFR. The amount is reclassified to profit or loss in the same periods during which the hedged SOFR cash flows affect profit or loss.

Hedge effectiveness

Hedge effectiveness is determined at the inception of the hedging relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument.

The Group enters into hedge relationships where the critical terms of the hedging instrument match exactly with the terms of the hedged item. If changes in circumstances affect the terms of the hedged item such that the critical terms no longer match exactly with the critical terms of the hedging instrument, it would result in hedge ineffectiveness.

A qualitative assessment is first made for each hedging relationship to determine if there is any hedge ineffectiveness at inception. If there is hedge ineffectiveness identified at inception or throughout the course of the hedge relationship due to critical terms not fully matching due to a change in circumstances, the Group quantifies and assesses hedge ineffectiveness using the hypothetical derivative method.

In these hedge relationships, the main sources of ineffectiveness are:

(1)
the effect of the counterparty and the Group’s own credit risk on the fair value of the swaps, which is not reflected in the change in the fair value of the hedged cash flows attributable to the change in interest rates;

(2)	differences in repricing dates between the swaps and the borrowings; and

(3)
transitioning the hedged item and the hedging instrument to alternative benchmark rates at different times, which may result in temporary mismatch in benchmark interest rates or permanent difference in adjustment spreads;

Ineffectiveness of US$4.4 million has been recognised in relation to the interest rate swaps in other gains or losses in profit or loss for 2024 (2023: 6.6 million, 2022: US$nil).

Cash flow sensitivity analysis for variable rate instruments

If the interest rates has increased/decreased by 50 basis points, with all other variables including tax rate being held constant, the net results will be lower/higher by approximately US$2.8 million (2023: US$1.8 million, 2022: US$1.5 million) as a result of higher/lower interest expense on the portion of the borrowings that is not covered by the interest rate swap instruments.

If the interest rates have increased/decreased by 50 basis points, with all other variables including tax rate being held constant, the net results will be lower/higher by approximately US$4.8 million (2023: US$5.8 million, 2022: US$4.9 million) as a result of higher/lower interest expense on borrowings; had no hedging been in place.

24.	Financial risk management (continued)

(b)	Credit risk

The Group’s credit risk is primarily attributable to trade and other receivables, cash and cash equivalents (including restricted cash)and loans receivable from joint ventures. The maximum exposure is represented by the carrying value of each financial asset on the balance sheet.

The Group performs periodic credit evaluations of its charterers. The Group has implemented policies to ensure cash funds are deposited and derivatives are entered into with banks and internationally recognised financial institutions with a good credit rating and the vessels are chartered out to charterers with an appropriate credit rating who can provide sufficient guarantees.

Trade receivables and contract assets

The Group applies the simplified lifetime approach and uses a provision matrix to determine the ECLs of trade receivables and contract assets. It is based on the Group’s historical observed default rates and is adjusted by a current and forward-looking estimate based on current economic conditions.

Credit risk is concentrated on several charterers (Note 26). The Group adopts the policy of dealing only with customers with appropriate credit history.

The Group has determined that the ECL provision estimated based on an allowance matrix of 0.3% to 1% for trade receivables aged “Past due up to three months” and “Past due for more than six months”, respectively, as at 31 December 2024, 2023 and 2022 were insignificant. Accordingly, no ECL allowance was recorded by the Group.

The age analysis of trade receivables and contract assets is as follows:

	2024 US$’000	2023 US$’000	2022 US$’000
Current (not past due)	199,076	312,744	215,442
Past due 0 to 3 months	68,653	86,920	55,277
Past due for more than 3 months	136,284	108,178	34,776
Less: Allowance for impairment	—	—	—
	404,013	507,842	305,495

Loan receivable from joint ventures

The loans extended to the joint ventures form an extension of the Group’s investment in product tankers via co-ownership with another strategic investor. As the vessels owned by the joint ventures generate positive cash flows and the outlook remains positive, management considers the credit risk of loans issued to the joint ventures as low. As a result of the qualitative assessment performed, no ECL provision has been recognised.

Cash and cash equivalents

The cash and cash equivalents are held with high credit quality financial institutions. Impairment on cash and cash equivalents has been measured on the 12 month expected loss basis and reflects the short maturities of the exposures. The Group considers that its cash and cash equivalents have low credit risk based on the external credit ratings of the counterparties. The amount of the allowance on cash and cash equivalents is negligible.

24.	Financial risk management (continued)

Derivatives

The derivatives are entered into with high credit quality financial institutions.

(c)	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities to meet operating and capital expenditure needs. To address the inherent unpredictability of short-term liquidity requirements, the Group maintains sufficient cash for its daily operations in short-term cash deposits with banks, has access to undrawn  revolving credit facilities amounting to US$322 million. In the financial year ended 2023 and 2022, the Group entered into a trade receivables factoring agreement (with limited recourse to the Group) with financial institutions. This factoring agreement ended in the financial year ended 2023.

The maturity profile of the Group’s financial liabilities based on contractual undiscounted cash flows is as follows:

	Less than 1 year US$’000	Between 1 and 2 years US$’000	Between 2 and 5 years US$’000	Over 5 years US$’000
At 31 December 2024
Trade and other payables	312,839	—	—	—
Derivative financial instruments	1,939	—	—	—
Interest payments	55,598	33,239	53,365	15,659
Borrowings	253,803	231,878	92,550	-
Sale and leaseback liability (accounted for as financing transaction) and other lease liabilities	84,029	48,834	146,842	269,773
	708,208	313,951	292,757	285,432

	Less than 1 year US$’000	Between 1 and 2 years US$’000	Between 2 and 5 years US$’000	Over 5 years US$’000
At 31 December 2023
Trade and other payables	385,478	—	—	—
Derivative financial instruments	276	—	—	—
Interest payments	60,437	50,567	78,168	31,528
Borrowings	175,900	148,090	228,992	24,386
Sale and leaseback liability (accounted for as financing transaction) and other lease liabilities	94,071	79,666	198,617	354,043
	716,162	278,323	505,777	409,957

24.	Financial risk management (continued)

	Less than 1 year US$’000	Between 1 and 2 years US$’000	Between 2 and 5 years US$’000	Over 5 years US$’000
At 31 December 2022
Trade and other payables	156,218	—	—	—
Derivative financial instruments	93	—	—	—
Interest payments	84,031	70,127	139,534	77,722
Borrowings	105,811	105,811	498,862	21,947
Sale and leaseback liability (accounted for as financing transaction) and other lease liabilities	217,654	97,635	288,012	455,326
	563,807	273,573	926,408	554,995

(d)	Capital risk

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern and to maintain an optimal capital structure so as to maximise shareholders’ value. In order to maintain or achieve an optimal capital structure, the Group may adjust the amount of dividends paid, return capital to shareholders, obtain new borrowings or sell assets to reduce borrowings.

The Group is subject to capital requirements imposed by its external lenders in the form of financial covenants attached to its borrowing facilities.

These requirements are monitored quarterly and reported to management and the board of directors. During the financial year ended 31 December 2024, 2023 and 2022, the Group is in compliance with all externally imposed capital requirements.

(e)	Accounting classifications and fair values

The following tables present assets and liabilities recognised and measured at fair value and classified by level of the following fair value measurement hierarchy:

(1)	quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);

(2)	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (Level 2); and

(3)	inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3).

24.	Financial risk management (continued)

	Carrying amount					Fair value
	Note	Fair value hedging instruments/ Mandatorily at FVTPL - others US$’000	Financial assets at amortised cost US$’000	FVOCI – equity instruments US$’000	Total US$’000	Level 1 US$’000	Level 2 US$’000	Level 3 US$’000	Total US$’000
At 31 December 2024
Financial assets measured at fair value
Forward freight agreements	12	1,690	—	—	1,690	—	1,690	—	1,690
Interest rate swaps used for hedging	12	22,935	—	—	22,935	—	22,935	—	22,935
Interest rate caps	12	—	—	—	—	—	—	—	—
Other investments	11	—	—	23,069	23,069	—	—	23,069	23,069
		24,625	—	23,069	47,694
Financial assets not measured at fair value
Loans receivable from joint venture	13	—	64,133	—	64,133
Trade and other receivables, and prepayments[1]	16	—	487,677	—	487,677
Restricted cash	17	—	13,542	—	13,542
Cash at bank and on hand	17	—	195,271	—	195,271
Cash retained in the commercial pools	17	—	88,297	—	88,297
		—	848,920	—	848,920

[1]	Excluding prepayments

24.	Financial risk management (continued)

	Carrying amount				Fair value
	Note	Fair value – hedging instruments US$’000	Other financial liabilities US$’000	Total US$’000	Level 1 US$’000	Level 2 US$’000	Level 3 US$’000	Total US$’000
At 31 December 2024
Financial liabilities measured at fair value
Forward foreign exchange contracts	12	(1,048)	—	(1,048)	—	(1,048)	—	(1,048)
Forward freight agreements	12	(891)	—	(891)	—	(891)	—	(891)
		(1,939)	—	(1,939)
Financial liabilities not measured at fair value
Bank borrowings	20	—	(575,376)	(575,376)
Sale and leaseback liability (accounted for as financing transaction) and other lease liabilities	20	—	(546,873)	(546,873)
Trade payables	21	—	(312,839)	(312,839)
		—	(1,435,088)	(1,435,088)

24.	Financial risk management (continued)

		Carrying amount				Fair value
	Note	Fair value hedging instruments/ Mandatorily at FVTPL - others US$’000	Financial assets at amortised cost US$’000	FVOCI- equity instrument US$’000	Total US$’000	Level 1 US$’000	Level 2 US$’000	Level 3 US$’000	Total US$’000
At 31 December 2023
Financial assets measured at fair value
Forward foreign exchange contracts	12	449	—	—	449	—	449	—	449
Forward freight agreements	12	1,512	—	—	1,512	—	1,512	—	1,512
Interest rate swaps used for hedging	12	45,964	—	—	45,964	—	45,964	—	45,964
Other investments	11	—	—	23,953	23,953	—	—	23,953	23,953
		47,925	—	23,953	71,878

Financial assets not measured at fair value
Loans receivable from joint venture	13	—	69,626	—	69,626
Trade and other receivables, and prepayments[1]	16	—	568,436	—	568,436
Restricted cash	17	—	13,381	—	13,381
Cash at bank and on hand	17	—	141,621	—	141,621
Cash retained in the commercial pools	17	—	80,900	—	80,900
		—	873,964	—	873,964

[1]	Excluding prepayments

24.	Financial risk management (continued)

		Carrying amount			Fair value
	Note	Fair value – hedging instruments US$’000	Other financial liabilities US$’000	Total US$’000	Level 1 US$’000	Level 2 US$’000	Level 3 US$’000	Total US$’000
At 31 December 2023
Financial liabilities measured at fair value
Forward freight agreements	12	(276)	—	(276)	—	(276)	—	(276)
Financial liabilities not measured at fair value
Bank borrowings	20	—	(572,511)	(572,511)
Sale and leaseback liability (accounted for as financing transaction) and other lease liabilities	20	—	(679,479)	(679,479)
Trade payables	21	—	(385,478)	(385,478)
		—	(1,637,468)	(1,637,468)

24.	Financial risk management (continued)

	Carrying amount					Fair value
	Note	Fair value hedging instruments/ Mandatorily at FVTPL - others US$’000	Financial assets at amortised cost US$’000	FVOCI- equity instrument US$’000	Total US$’000	Level 1 US$’000	Level 2 US$’000	Level 3 US$’000	Total US$’000
At 31 December 2022
Financial assets measured at fair value
Forward foreign exchange contracts	12	438	—	—	438	—	438	—	438
Forward freight agreements	12	308	—	—	308	—	308	—	308
Interest rate swaps used for hedging	12	69,136	—	—	69,136	—	69,136	—	69,136
Interest rate caps	12	726	—	—	726	—	726	—	726
Other investments	11	—	—	3,825	3,825	—	—	3,825	3,825
		70,608	—	3,825	74,433
Financial assets not measured at fair value
Loans receivable from joint ventures	13	—	74,213	—	74,213
Trade and other receivables, and prepayments[1]	16	—	481,507	—	481,507
Restricted cash	17	-	4,780	-	4,780
Cash at bank and on hand	17	—	174,440	—	174,440
Cash retained in the commercial pools	17	—	105,885	—	105,885
		—	840,825	—	840,825

[1]	Excluding prepayments

24.	Financial risk management (continued)

		Carrying amount			Fair value
	Note	Fair value – hedging instruments US$’000	Other financial liabilities US$’000	Total US$’000	Level 1 US$’000	Level 2 US$’000	Level 3 US$’000	Total US$’000
At 31 December 2022
Financial liabilities measured at fair value
Forward freight agreements	12	(93)	—	(93)	—	(93)	—	(93)
Financial liabilities not measured at fair value
Bank borrowings	20	—	(726,376)	(726,376)
Sale and leaseback liability (accounted for as financing transaction) and other lease liabilities	20	—	(969,004)	(969,004)
Loan from non-related parties	20	—	(5,429)	(5,429)
Trade payables	21	—	(156,218)	(156,218)
		—	(1,857,027)	(1,857,027)

(e)	Accounting classifications and fair values (continued)

The Group has no Level 1 financial assets or liabilities as at 31 December 2024, 31 December 2023 and 31 December 2022.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. These financial instruments are included in Level 2, as all significant inputs required to fair value an instrument are observable. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments.

If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3. The assessment of the fair value of investments in unquoted equity instruments is performed on a quarterly basis based on the latest available data that is reasonably available to the Group.

24.	Financial risk management (continued)

(f)	Measurement of fair values

Valuation techniques and inputs used in Level 3 fair value measurements

The Group’s investment in unquoted equity instruments measured at FVOCI using Level 3 fair value measurements were valued using market approach based on the Group’s best estimate, which is determined by using information including but not limited to the pricing of recent rounds of financing of the investees and information generated from arm’s-length market transactions involving identical or comparable assets or liabilities. The estimated fair value of the investments would either increase or decrease based on the latest available data that is reasonably available to the Group at each balance sheet date.

No sensitivity analysis is presented as the information used by the Group to determine the fair values of its investments are based on latest rounds of financing that have concluded and actual market transactions.

Level 3 fair values

The following table shows a reconciliation from the opening balances to the closing balances of the Group’s investment in unquoted equity instruments measured at FVOCI using Level 3 fair value measurements:

	2024 US$’000	2023 US$’000	2022 US$’000
Opening balance	23,953	3,825	3,501
Acquisition of equity investments at FVOCI	862	10,408	324
Equity investments at FVOCI – net change in fair value (unrealised)	1,186	9,720	—
Disposal of other investments	(2,932)	—	—
Closing balance	23,069	23,953	3,825

There were no transfers between Levels 2 and 3 during the year.

(g)	Offsetting financial assets and financial liabilities

The Group’s financial assets and liabilities are not subjected to enforceable master netting arrangements or similar arrangements. Financial derivatives, financial assets and financial liabilities are presented separately on the consolidated balance sheet, without netting off of balances.

25.	Related party transactions

In addition to the related party information disclosed elsewhere in the consolidated financial statements, the following transactions took place between the Group and related parties during the financial year on commercial terms agreed by the parties:

	2024	2023
	US$’000	US$’000
Purchase of services
Support service fees paid/payable to a related corporation	6,313	6,122
Rental paid/payable to a related corporation	893	872

Rendering of services
Management fees received/receivable from related corporations	4	657

	2024	2023
	US$’000	US$’000
Pool arrangements
Revenue distributable/distributed to related corporations[1]	77,107	77,023

[1]	Revisions were made to prior year comparatives as the Group has disclosed revenue distributable/distributed to related parties that were not disclosed previously.

Key management personnel compensation

	2024 US$’000	2023 US$’000
Fixed
Salary (annual) including pension[1]	1,320	1,333
Variable
Cash bonus[1]	2,455	2,384
Share-based compensation[1]	1,281	1,178
Director’s fees	433	377

[1]
Revisions were made to prior year comparatives as the Group has re-defined the composition of key management personnel in 2024. Salary was reduced by USD 1.7 million, customary benefits were reduced by USD 0.3 million, cash bonus was reduced by USD 4.0 million and share-based compensation was reduced by USD 1.6 million.

Key management personnel is defined as the Group’s Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and board of directors.

For LTIP 2024, the CEO has received 617,581 options (2023: 595,374). The CFO has received 134,479 options (2023: 129,645). The CEO and CFO do not receive pension as part of the remuneration package. This is considered to be included in the fixed salary. Non-monetary benefits can include standard employment benefits such as newspaper, telephone, laptop and internet access.

26.	Segment information

Operating segments are determined based on the reports submitted to the CODM to make strategic decisions. For the financial year ended 31 December 2024, with the redelivery of its Specialised vessel and the Group’s exit from the Chemical-Stainless segment, the Group has four main operating segments. During the financial year ended 31 December 2023, the CODM reorganised the business into six main operating segments, up from five in the financial year ended 31 December 2022, following the addition of the Specialised segment. For the financial year ended 31 December 2024, the operating segments are as follows:

(a)	Long Range II (‘LR2’)

(b)	Long Range I (‘LR1’)

(c)	Medium Range (‘MR’)

(d)	Handy size (‘Handy’)

The operating segments are organised and managed according to the size of the product tanker vessels.

The LR2 segment consists of vessels between 85,000 DWT and 124,999 DWT in size and provides transportation of clean petroleum oil products.

The LR1 segment consists of vessels between 55,000 DWT and 84,999 DWT in size and provides transportation of clean and dirty petroleum products.

The MR segment consists of vessels between 40,000 DWT and 54,999 DWT in size and provides transportation of clean and dirty oil products, vegetable oil and easy chemicals; inclusive of IMO II vessels.

The Handy segment consists of vessels between 25,000 DWT and 39,999 DWT in size and provides transportation of clean and dirty oil products, vegetable oil and easy chemicals; inclusive of IMO II vessels.

26.	Segment information (continued)

The Specialized segment consists of vessels between 5,000 DWT 19,999 DWT in size.
The Group exited the Chemical-Stainless segment after disposing of its Chemical-Stainless vessels that were previously acquired through the acquisition of CTI; and the Group exited the Specialized after redelivering its only Specialized vessel.

Management assesses the performance of the operating segments based on operating profit before depreciation, amortisation, impairment and gain on disposal of vessels (“Operating EBITDA”). This measurement basis excludes the effects of impairment charges and gain on disposal of vessels that are not expected to recur regularly in every financial period. Interest income and finance expenses, which result from the Group’s capital and liquidity position that is centrally managed for the benefit of various activities, general and administrative expenses, and specific items within other operating income including bunker management fee income from external party are not allocated to segments.

	LR2 US$’000	LR1 US$’000	MR US$’000	Handy US$’000	Total US$’000
2024
Revenue (Hafnia Vessels and TC Vessels)	125,387	522,837	915,186	372,186	1,935,596
Revenue (External Vessels in Disponent-Owner Pools)1	86,168	318,499	438,245	90,139	933,051
Voyage expenses (Hafnia Vessels and TC Vessels)	(31,693)	(142,405)	(251,887)	(118,332)	(544,317)
Voyage expenses (External Vessels in Disponent-Owner Pools)1	(34,080)	(112,980)	(156,931)	(28,811)	(332,802)
Pool distributions for External Vessels in Disponent-Owner Pools1	(52,088)	(205,519)	(281,314)	(61,328)	(600,249)

TCE Income#	93,694	380,432	663,299	253,854	1,391,279
Other operating income2	2,374	6,824	11,001	3,533	23,732
Vessel operating expenses	(15,624)	(64,451)	(132,876)	(65,090)	(278,041)
Technical management expenses	(1,947)	(7,358)	(13,619)	(5,249)	(28,173)
Charter hire expenses	—	(8,974)	(39,522)	—	(48,496)
Operating EBITDA	78,497	306,473	488,283	187,048	1,060,301
Depreciation charge	(13,837)	(58,881)	(107,936)	(33,339)	(213,993)
					846,308
Unallocated2					(67,855)
Profit before income tax					778,453

#
“TCE income” denotes “time charter equivalent income” which represents revenue from time charters and voyage charters less voyage expenses comprising primarily brokers’ commission, fuel oil and port charges. TCE is a standard measure used in the shipping industry for reporting of income, providing improved comparability across different types of charters.

[1]
“External Vessels in Disponent-Owner Pools” means vessels that are commercially managed by the Group in the Disponent-Owner Pool arrangements that are not Hafnia Vessels or TC Vessels. See Note 2.3(a) for details on the accounting for pool arrangements.

[2]	The unallocated amount consists of interest income and finance expenses, general and administrative expenses; and other operating income such as insurance claims and share of profit of equity-accounted investees which are not allocated to segments.

	LR2 US’000	LR1 US’000	MR US$’000	Handy US$’000	Chemical- Stainless US$’000	Specialised US$’000	Total US$’000
2023
Revenue (Hafnia Vessels and TC Vessels)	111,164	536,309	901,038	364,814	(226)	2,373	1,915,472
Revenue (External Vessels in Disponent-Owner Pools)[1]	55,221	288,512	283,857	128,644	—	—	756,234
Voyage expenses (Hafnia Vessels and TC Vessels)	(30,339)	(151,725)	(246,919)	(118,772)	(36)	(1,074)	(548,865)
Voyage expenses (External Vessels in Disponent-Owner Pools)[1]	(19,416)	(108,241)	(106,141)	(45,951)	—	—	(279,749)
Pool distributions for External Vessels in Disponent-Owner Pools[1]	(35,805)	(180,271)	(177,716)	(82,693)	—	—	(476,485)

26.	Segment information (continued)

	LR2 US$’000	LR1 US$’000	MR US$’000	Handy US$’000	Chemical- Stainless US$’000	Specialised US$’000	Total US$’000
TCE Income#	80,825	384,584	654,119	246,042	(262)	1,299	1,366,607
Other operating income[2]	1,781	8,865	9,258	7,188	(705)	3,747	30,134
Vessel operating expenses	(15,267)	(66,884)	(125,393)	(61,211)	(109)	(5)	(268,869)
Technical management expenses	(1,656)	(7,109)	(11,711)	(5,216)	—	—	(25,692)
Charter hire expenses	—	(9,234)	(24,034)	(1)	—	(1,302)	(34,571)
Operating EBITDA	65,683	310,222	502,239	186,802	(1,076)	3,739	1,067,609
Depreciation charge	(13,743)	(58,099)	(104,808)	(32,784)	—	—	(209,434)
							858,175
Unallocated[2]							(58,649)
Profit before income tax							799,526

#
“TCE income” denotes “time charter equivalent income” which represents revenue from time charters and voyage charters less voyage expenses comprising primarily brokers’ commission, fuel oil and port charges. TCE is a standard measure used in the shipping industry for reporting of income, providing improved comparability across different types of charters.

[1]
“External Vessels in Disponent-Owner Pools” means vessels that are commercially managed by the Group in the Disponent-Owner Pool arrangements that are not Hafnia Vessels or TC Vessels. See Note 2.3(a) for details on the accounting for pool arrangements.

[2]
The unallocated amount consists of interest income and finance expenses, general and administrative expenses; and other operating income such as insurance claims and share of profit of equity-accounted investees which are not allocated to segments.

	LR2 US’000	LR1 US’000	MR US$’000	Handy US$’000	Chemical- Stainless US$’000	Total US$’000
2022
Revenue (Hafnia Vessels and TC Vessels)	97,960	638,141	861,681	299,160	29,609	1,926,551
Voyage expenses (Hafnia Vessels and TC Vessels)	(24,526)	(216,890)	(259,479)	(77,722)	(1,238)	(579,855)
TCE Income#	73,434	421,251	602,202	221,438	28,371	1,346,696
Other operating income[1]	516	9,815	13,250	5,357	516	29,454
Vessel operating expenses	(15,022)	(70,719)	(110,483)	(58,017)	(9,662)	(263,903)
Technical management expenses	(1,296)	(6,230)	(9,510)	(5,742)	(849)	(23,627)
Charter hire expenses	—	(13,605)	(19,549)	—	—	(33,154)
Operating EBITDA	57,632	340,512	475,910	163,036	18,376	1,055,466
Depreciation charge	(13,769)	(58,012)	(100,597)	(33,527)	(1,959)	(207,864)
						847,602
Unallocated[1]						(89,335)
Profit before income tax						758,267

#
“TCE income” denotes “time charter equivalent income” which represents revenue from time charters and voyage charters less voyage expenses comprising primarily brokers’ commission, fuel oil and port charges. TCE is a standard measure used in the shipping industry for reporting of income, providing improved comparability across different types of charters.

26.	Segment information (continued)

[1]	The unallocated amount consists of interest income and finance expenses, general and administrative expenses; and other operating income such as insurance claims which are not allocated to segments.

Geographical segments’ revenue

The Group’s vessels operate on an international platform with individual vessels calling at various ports across the globe. The Group does not consider the domicile of its customers as a relevant decision-making guideline, and hence does not consider it meaningful to allocate vessels and revenue to specific geographical locations.

Major customers

Revenues from the top five major customers (by grouping of legal entities known to the Group to be under common control) of the Group across all operating segments represents approximately US$937.7 million (2023: US$870.0 million, 2022: US$772.5 million)) of the Group’s total revenues.

26.	Segment information (continued)

Two (2023: One; 2022: One) of the Group’s customers (by grouping of legal entities known to the Group to be under common control) represented 10% or more of the Group’s revenue in each of the three years. Below is the segment information specific to the customer.
	LR2 US’000	LR1 US’000	MR US$’000	Handy US$’000	Total US$’000	Percentage %

2024	24,598	159,532	112,969	15,712	312,811	10.9%
2023	18,712	181,099	108,107	2,479	310,397	11.6%
2022	11,697	162,019	102,833	7,189	283,738	14.7%

27.	Dividends paid

	2024 US’000	2023 US’000	2022 US’000
Final dividend paid in respect of Q4 2023 of US$0.2431 (Q4 2022: US$0.3157, Q4 2021: US$Nil) per share	123,520	159,204	—
Interim dividend paid in respect of Q1 2024 of US$0.3443 (Q1 2023: US$0.3044, Q1 2022: US$0.0210) per share	175,666	154,078	10,499
Interim dividend paid in respect of Q2 2024 of US$0.4049 (Q2 2023: US$0.2528, Q2 2022: US$0.1862) per share	207,333	127,980	93,100
Interim dividend paid in respect of Q3 2024 of US$0.3790 (Q3 2023: US$0.2032, Q3 2022: US$0.2801) per share	193,364	102,874	140,149
	699,883	544,136	243,748

The directors declared a final dividend of US$0.0294 (2023: US$0.2431, 2022: USD$0.3157) per share or US$14.6 million (2023: US$123.5 million, 2022: US$159.2) for the financial year ended 31 December 2024.

The total interim dividends paid in FY2024 amounted to US$1.1245 (2023: US$0.7595, 2022: US$0.4869) per share or US$576.4 million (2023: US$384.9 million, 2022: US$243.7 million).

Under the Singapore Companies Act, dividends are only payable out of profits of the Company; and not the profits of any group that the Company is part of.

The Group has acted in accordance with the provisions of the Singapore Companies Act when declaring dividends.

28.	Events occurring after balance sheet date

On 13 January 2025, the Group exercised the purchase option of USD 17.8 million on an IMO - II MR vessel, Hafnia Tanzanite under the sale and lease-back arrangement with Fortune Chem6 Shipping Limited. This transaction was accounted for as an extinguishment of an existing sale and leaseback-liability (accounted for as financing transaction).

On 14 January 2025, the Group exercised the purchase option of USD 17.1 million on an IMO - II MR vessel, Hafnia Tourmaline under the sale and lease-back arrangement with Fortune Chem5 Shipping Limited. This transaction was accounted for as an extinguishment of an existing sale and leaseback-liability (accounted for as financing transaction).

On 14 January 2025, the Group took delivery of an IMO II - MR vessel, Ecomar Gascogne, through its ECOMAR joint venture.

On 22 January 2025, the Group’s equity investment, Diginex, was listed on the NASDAQ. The Group has a 1.15% stake in Diginex; but is subject to a lock-up period of 12 months.

Between 20 January and 24 January 2025, the Group purchased a total of 3,952,255 shares at an average price of US$5.14 per share under the share buyback program announced on 2 December 2024.

On 19 February 2025, the Group and Cargill entered into a joint arrangement, Seascale Energy in order to provide customers with cost efficiencies, transparency and access to sustainable fuel innovations.

On 19 March 2025, the Company granted a total of 2,488,395 share options to key management and senior employees under the LTIP 2025 share option program.

29.	Listing of companies in the Group

Name of companies		Principal activities	Place of incorporation	Equity holding 2024%	Equity holding 2023%	Equity holding 2022%
BW Aldrich Pte. Ltd.		Shipowning	Singapore	100	100	100
BW Clearwater Pte. Ltd.		Shipowning	Singapore	100	100	100
BW Causeway Pte. Ltd.		Dormant	Singapore	100	100	100
BW Fleet Management Pte. Ltd.		Ship-management	Singapore	100	100	100
BW Stanley Pte. Ltd.		Shipowning	Singapore	100	100	100
Hafnia Pools Pte. Ltd.		Chartering	Singapore	100	100	100
Komplementaranpartsselskabet Straits Tankers	g	Investment	Denmark	100	100	100
K/S Straits Tankers	g	Investment	Denmark	100	100	100
BW Silvermine Pte. Ltd.		Dormant	Singapore	100	100	100
BW Pacific Management Pte. Ltd.		Agency office	Singapore	100	100	100
Hafnia SG Pte. Ltd.		Management company	Singapore	100	100	100
Hafnia Tankers Marshall Islands Pte. Ltd.		Investment	Singapore	100	100	100
Hafnia Tankers Singapore Holding Pte. Ltd.		Investment	Singapore	100	100	100
Hafnia Tankers Singapore Sub-Holding Pte. Ltd.		Shipowning	Singapore	100	100	100
Hafnia Tankers ApS		Corporate support	Denmark	100	100	100
Hafnia Tankers Shipholding Beta Pte. Ltd.	J	Dormant	Singapore	100	100	100
Hafnia Tankers Shipholding Alpha Pte. Ltd.		Shipowning	Singapore	100	100	100
Hafnia One Pte. Ltd.		Shipowning	Singapore	100	100	100
Hafnia Tankers Singapore Pte. Ltd.		Investment	Singapore	100	100	100
Hafnia Tankers Shipholding Singapore Pte. Ltd.		Shipowning	Singapore	100	100	100
Hafnia Tankers Shipholding 2 Singapore Pte. Ltd.		Shipowning	Singapore	100	100	100
Hafnia Tankers Chartering Singapore Pte. Ltd.		Chartering	Singapore	100	100	100
Hafnia Tankers International Chartering Inc.		Chartering	Marshall Islands	100	100	100
Hafnia Tankers Services Singapore Pte. Ltd.		Ship-management	Singapore	100	100	100
Hafnia SARL		Corporate Support	Monaco	100	100	100
Hafnia Holding I Pte. Ltd.		Investment	Singapore	100	100	100
Hafnia Holding II Limited		Investment	Bermuda	100	100	100

Hafnia Middle East DMCC	a	Ship-management	UAE	100	100	100
Hafnia Chemical Tankers Pte. Ltd.	a,h	Shipowning	Singapore	100	100	100
Hafnia US, LLC		Investment	USA	100	100	-
Hafnia Tankers Singapore Gamma Pte. Ltd.	i	Dormant	Singapore	100	100	100
Hafnia Chem Shipholding Pte. Ltd.	c	Shipowning	Singapore	100	100	-
Vista Shipping Pte. Ltd.		Investment	Singapore	50	50	50
Vista Shipholding I Pte. Ltd.		Shipowning	Singapore	50	50	50
Vista Shipholding II Pte. Ltd.		Shipowning	Singapore	50	50	50
Vista Shipholding III Pte. Ltd.		Shipowning	Singapore	50	50	50
Vista Shipholding IV Pte. Ltd.		Shipowning	Singapore	50	50	50
Vista Shipholding V Pte. Ltd.		Shipowning	Singapore	50	50	50
Vista Shipholding VI Pte. Ltd.		Shipowning	Singapore	50	50	50
Vista Shipholding VII Pte. Ltd.		Shipowning	Singapore	50	50	50
Vista Shipholding VIII Pte. Ltd.		Shipowning	Singapore	50	50	50
Vista Shipholding IX Pte. Ltd.		Shipowning	Singapore	50	50	50
Vista Shipholding X Pte. Ltd.		Shipowning	Singapore	50	50	50
Vista Shipping HK Limited		Investment	Hong Kong	50	50	50
Vista Shipping US, LLC		Investment	United States	50	50	50
H&A Shipping Pte. Ltd.		Investment	Singapore	50	50	50
Yellow Star Shipping Pte. Ltd		Shipowning	Singapore	50	50	50
Green Stars Shipping Pte. Ltd		Shipowning	Singapore	50	50	50
Chemical Tankers Inc	b	Investment	Marshall Islands	100	100	100
Chemical Tankers ApS	f	Corporate Support	Denmark	—	—	100
Chemical Tankers SubHoldCo Inc	b	Investment	Marshall Islands	100	100	100
Chemical Tankers (A-Ships) Inc	b	Investment	Marshall Islands	100	100	100
Chemical Tankers 1 Inc	b	Shipowning	Marshall Islands	100	100	100
Chemical Tankers 2 Inc	b	Shipowning	Marshall Islands	100	100	100
Chemical Tankers 3 Inc	b	Shipowning	Marshall Islands	100	100	100
Chemical Tankers 4 Inc	b	Shipowning	Marshall Islands	100	100	100
Chemical Tankers 5 Inc	b	Shipowning	Marshall Islands	100	100	100

Chemical Tankers 6 Inc	b	Shipowning	Marshall Islands	100	100	100
Chemical Tankers 7 Inc	b	Shipowning	Marshall Islands	100	100	100
Chemical Tankers 8 Inc	b	Shipowning	Marshall Islands	100	100	100
Chemical Tankers 9 Inc	b	Shipowning	Marshall Islands	100	100	100
Chemical Tankers 10 Inc	b	Shipowning	Marshall Islands	100	100	100
Chemical Tankers 11 Inc	b	Shipowning	Marshall Islands	100	100	100
Chemical Tankers 12 Inc	b	Shipowning	Marshall Islands	100	100	100
Chemical Tankers 13 Inc	b	Shipowning	Marshall Islands	100	100	100
Chemical Tankers 14 Inc	b	Shipowning	Marshall Islands	100	100	100
Chemical Tankers 15 Inc	b	Shipowning	Marshall Islands	100	100	100
Chemical Tankers 16 Inc	b	Shipowning	Marshall Islands	100	100	100
Chemical Tankers 17 Inc	b	Shipowning	Marshall Islands	100	100	100
Chemical Tankers 18 Inc	b	Shipowning	Marshall Islands	100	100	100
Chemical Tankers 19 Inc	b	Dormant	Marshall Islands	100	100	100
Chemical Tankers 20 Inc	b	Dormant	Marshall Islands	100	100	100
Chemical Tankers 21 Inc	b	Shipowning	Marshall Islands	100	100	100
Chemical Tankers 22 Inc	b	Shipowning	Marshall Islands	100	100	100
Chemical Tankers 23 Inc	b	Shipowning	Marshall Islands	100	100	100
Chemical Tankers 24 Inc	b	Shipowning	Marshall Islands	100	100	100
Chemical Tankers 25 Inc	b	Shipowning	Marshall Islands	100	100	100
Chemical Tankers 26 Inc	b	Shipowning	Marshall Islands	100	100	100

Chemical Tankers 27 Inc	b	Shipowning	Marshall Islands	100	100	100
Chemical Tankers 28 Inc	b	Shipowning	Marshall Islands	100	100	100
Chemical Tankers 29 Inc	b	Shipowning	Marshall Islands	100	100	100
Chemical Tankers 30 Inc	b	Shipowning	Marshall Islands	100	100	100
Chemical Tankers 31 Inc	b	Dormant	Marshall Islands	100	100	100
Chemical Tankers 32 Inc	b	Dormant	Marshall Islands	100	100	100
Chemical Tankers 35 Inc	b	Shipowning	Marshall Islands	100	100	100
Chemical Tankers 36 Inc	b	Shipowning	Marshall Islands	100	100	100
Chemical Tankers 37 Inc	b	Dormant	Marshall Islands	100	100	100
Chemical Tankers 38 Inc	b	Dormant	Marshall Islands	100	100	100
Chemical Tankers 39 Inc	b	Dormant	Marshall Islands	100	100	100
Complexio Limited	d	Software development	United Kingdom	30.5	26	—
Ecomar Shipholding S.A.S	e	Investment	France	50	50	—
Ecomar Alpha S.A.S	e	Shipowning	France	50	50	—
Ecomar Bravo S.A.S	e	Shipowning	France	50	50	—
Ecomar Charlie S.A.S	e	Shipowning	France	50	50	—
Ecomar Delta S.A. S	e	Shipowning	France	50	50	—

(a)	This company was registered in 2022.
(b)	The acquisition of CTI was completed on 27 January 2022.
(c)	This company was registered in 2023.
(d)	This joint venture was formed on 17 March 2023.
(e)	This company was incorporated as the result of the Group entering into a joint venture with SOCATRA on 17 June 2023.
(f)	This company has been dissolved after voluntary liquidation on 20 June 2023.
(g)	This company has been dissolved after voluntary liquidation on 26 June 2024.
(h)	This company established a DMCC branch in Dubai, UAE on 30 October 2024.
(i)	This company was struck off on 19 February 2025.
(j)	This company was struck off on 20 February 2025.