Form 20-F
period 2025-12-31
Hafnia Ltd
filed 2026-04-17
CIK 1815779

As filed with the Securities and Exchange Commission on April 17, 2026.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025
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
c/o Hafnia Limited
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As at December 31, 2025, there were 497,989,642 outstanding ordinary shares and 14,573,890 treasury shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒ No ☐
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
Large Accelerated Filer ☒	Accelerated Filer ☐	Non-accelerated Filer ☐	Emerging Growth Company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐

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

We prepare and report our consolidated financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”). We maintain our books and records in U.S. dollars.

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

Unless otherwise indicated, all references to “U.S. dollars”, “U.S. $” and “$” in this Annual Report are to the lawful currency of the United States of America (“U.S.” or the “United States”), references to “Singapore dollars” or “SGD” are to the lawful currency of the Republic of Singapore (“Singapore”), references to “Danske Kroner” or “DKK” are to the lawful currency of Denmark, references to “Euro” or “EUR” are to the lawful common currency of the European Union (“EU” or the “European Union”) member states who have adopted the Euro as their sole national currency and references to “Norwegian Kroner” and “NOK” are to the lawful currency of Norway.

As used herein, the terms “Hafnia Vessels” refers to our wholly-owned or sale and lease-back financed vessels, “TC Vessels” refers to our time chartered-in vessels, “JV Vessels” refers to vessels (including newbuilds) owned by joint venture companies in which we have a 50% voting interest and “Pool Vessels” refers to the vessels owned by third parties operating in our Pools. “Pools” refers to the Long Range II (“LR2”) Pool, Long Range I (“LR1”) Pool, Medium Range (“MR”) Pool, Handy Pool, Chemical-MR Pool, Chemical-Handy Pool, Panamax Pool, and Small and City Pools (the Small and City Pools together, the “Specialised Pool”) as further described and defined in “Item 4. Information on the Company”.

Additionally, the term “Hafnia Fleet” refers to our Hafnia Vessels, TC Vessels and JV Vessels, collectively, and the term “Combined Fleet” refers to the combined fleet of the Hafnia Fleet, the Pool Vessels, and any other vessels that we commercially manage separately from the Pools.

Our Combined Fleet comprises product tankers. Certain of these product tankers could also be referred to as chemical tankers as they have been designed to comply with certain requirements to allow them to transport chemical products. Their ability to transport chemical products is in addition to their ability to transport the type of products normally carried by product tankers, and we therefore consider our ‘chemical’ tankers a variant of our product tankers and not a separate type of vessel.

KEY PERFORMANCE INDICATORS

Throughout this Annual Report, we provide a number of key performance indicators our management and many competitors in our industry use.

“Adjusted EBITDA” is a non-IFRS financial measure and as used herein represents earnings before financial income and expenses, depreciation, impairment, amortisation and taxes. Adjusted EBITDA additionally includes adjustments for gain/(loss) on disposal of vessels and/or subsidiaries, share of profit and loss from equity accounted investments, interest income and interest expense, capitalised financing fees written off and other finance expenses. Adjusted EBITDA is used as a supplemental financial measure by management and external users of consolidated financial statements, such as lenders, to assess our operating performance as well as compliance with the financial covenants and restrictions contained in our financing agreements. We believe that Adjusted EBITDA assists management and investors by increasing comparability of our performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortisation and taxes. These are items that could be affected by various changing financing methods and capital structure which may significantly affect profit/(loss) between periods. Including Adjusted EBITDA as a measure benefits investors in selecting between investment alternatives. Adjusted EBITDA is a non-IFRS financial measure and should not be considered as an alternative to net income or any other measure of our financial performance calculated in accordance with IFRS. Adjusted EBITDA excludes some, but not all, items that affect profit/(loss) and these measures may vary among other companies. Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies.

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

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this Annual Report concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on industry publications and other published industry sources prepared by third parties, including Clarksons Research Services Limited (“Clarksons Research”), as well as publicly available information. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires. We believe the data from third-party sources are reliable based on our management’s industry knowledge.

The discussion contained under the heading “Item 4. Information on the Company – B. Business Overview – Industry” was commissioned by us and provided by Clarksons Research, who have confirmed to us that they believe the discussion accurately describes the international product tanker industry as at the date of this Annual Report. This disclosure was provided to us on March 27, 2026 and Clarksons Research notified us that the cutoff date for the information contained therein was March 1, 2026. The statistical and graphical information we use in this Annual Report has been compiled by Clarksons Research from its database and other industry sources. Clarksons Research compiles and publishes data for the benefit of its clients. In connection therewith, Clarksons Research has advised that (i) certain information in Clarksons Research’s database is derived from estimates or subjective judgments, (ii) the information in the databases of other maritime data collection agencies may differ from the information in Clarksons Research’s database and (iii) while Clarksons Research has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures.

TRADEMARKS

This Annual Report may contain trademarks, service marks, and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names, or products in this Annual Report is not intended to, and does not, imply a relationship with, or endorsement or sponsorship by, us. Solely for convenience, the trademarks, service marks and trade names presented in this Annual Report may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks, service marks and trade names.

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

•
global and regional economic and political conditions, including piracy and war, including but not limited to, the war between Russia and Ukraine, and other global and regional conflicts including but not limited to, the conflict between Israel and Hamas, U.S. intervention in Venezuela and conflict between the United States, Israel and Iran;

•	the health and condition of world economies and currencies, including the value of the U.S. dollar relative to other currencies;

•	fluctuations in commodity prices, interest rates and foreign exchange rates;

•
our expectations of the availability of vessels to purchase, the time it may take to construct new vessels and vessels’ useful lives as well as our plans to acquire or divest vessels and any associated contracts thereof;

•	expected trends in our industry, including those discussed under “Item 4. Information on the Company – B. Business Overview – Industry”;

•	expected trends in the supply and demand for products we transport;

•	expected employment of the vessels in our Combined Fleet, including our ability to enter into time charters after our current charters expire and our ability to earn income in the spot market;

•	expected impact of tariffs, trade barriers, import and export restrictions, port fees and sanctions;

•	statements about expected trends in the shipping market, including charter rates for chemical and product tankers and factors affecting supply and demand for chemical and product tankers;

•	our intention to reduce carbon emissions intensity; and

•	the future price of our ordinary shares.

Many of these forward-looking statements are based on our assumptions about factors that are beyond our ability to control or predict and such statements are subject to risks and uncertainties. Actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under “Item 3. Key Information – D. Risk Factors” in this Annual Report. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. These factors and the other risk factors described in this Annual Report are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. These risks and uncertainties include factors relating to:

•
general economic, political, security, and business conditions, including the development of the ongoing war between Russia and Ukraine, the conflict between Israel and Hamas, disruptions in the Red Sea, the conflict between the United States, Israel and Iran, which has had a significant direct and indirect impact on the trade of crude oil and refined petroleum products, effects of U.S. intervention in Venezuela, sanctions, and other measures;

•	general chemical and product tanker market conditions, including fluctuations in charter rates, vessel values and factors affecting supply and demand of crude oil and petroleum products or chemicals;

•	the imposition by the United States, China, EU and other countries of tariffs and other policies and regulations affecting international trade, including fees and import and export restrictions;

•	changes in expected trends in recycling of vessels;

•	changes in demand in the chemical and product tanker industry, including the market for LR2, LR1, MR and Handy chemical and product tankers;

•	competition within our industry, including changes in the supply of chemical and product tankers;

•	our ability to successfully employ the vessels in our Hafnia Fleet and the vessels under our commercial management;

•	changes in our operating expenses, including fuel prices and lay-up costs when vessels are not on charter, drydocking and insurance costs;

•	changes in international treaties, governmental regulation, tax and trade matters and actions taken by regulatory authorities;

•	potential disruption of shipping routes and demand due to wars, armed conflict, accidents, piracy or political events;

•	vessel breakdowns and instances of loss of hire;

•	vessel underperformance and related warranty claims;

•	our expectations regarding the availability of vessel acquisitions and our ability to complete the acquisition of newbuild vessels;

•	our ability to procure or have access to financing and refinancing;

•	our continued borrowing availability under our credit facilities and compliance with the financial covenants therein;

•	fluctuations in commodity prices, foreign currency exchange and interest rates;

•	potential conflicts of interest involving our significant shareholders;

•	our ability to pay dividends;

•	technological developments;

•	the occurrence, length and severity of epidemics and pandemics and the impact on the demand for transportation of chemical and petroleum products;

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

An investment in the ordinary shares of Hafnia Limited involves inherent risk. You should carefully consider the risk factors set out in this section and all information contained in this Annual Report, including the consolidated financial statements and related notes. The risk factors and uncertainties described in this “Item 3. Key Information – D. Risk Factors” are the material known risks and uncertainties faced by us as at the date of this Annual Report and represent those risks that we believe are the material risks relevant to an investor when making an investment in our ordinary shares. Beyond the specific risks we consider material, we could also be impacted by broader factors common to other companies, including issues arising from international operations, climate change, technological shifts, and geopolitical events. An investment in Hafnia Limited and our ordinary shares is suitable only for investors who understand the risks associated with this type of investment and who can afford to lose all or part of their investment.

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

The risk factors included in this “Item 3. Key Information – D. Risk Factors” are presented in a limited number of categories, where each individual risk factor is intended to be placed in the most appropriate category based on the nature of the risk it represents. This does not mean that the risk factor could not have effects outside the category in which it is listed. Within each category, the risk factors deemed most material for us, taking into account their potential negative effect on us and our subsidiaries and the probability of their occurrence, are set out first. This does not mean that the remaining risk factors are ranked in order of materiality or comprehensibility, nor by the probability of their occurrence. The risks mentioned herein could materialise individually, cumulatively, or together with other circumstances. We have indicated in some of the risk factors whether they would concern, affect and/or impact our Hafnia Vessels, TC Vessels, JV Vessels and/or Pool Vessels. This is merely to illustrate the potential impacts and does not mean that categories of vessels not listed in the risk factor in question would not be affected by the risks set out in the risk factor.

Summary of Key Risks

 The bullets below summarise the principal risk factors related to an investment in Hafnia. Refer to the discussion below this summary for further elaboration of these and other risks relevant when considering an investment in our ordinary shares.

•
Developments in the global economy and the tanker industry, including the chemical and product tanker market, resulting in a reduction of hire and freight rates could adversely affect our business, financial condition, cash flows and results of operation.

•	The tanker industry is cyclical and volatile, which may adversely affect our earnings and available cash flow.

•	A reduction in the demand or supply for oil and the occurrence of ‘peak oil’ may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

•
Changes in the economic, regulatory and political conditions in certain countries or regions and/or the development or increase of geopolitical economic tension as well as government responses thereto, including but not limited to the imposition of tariffs, trade barriers, export restrictions, port fees, and sanctions may have a negative effect on our business, operation, earnings, cash flow and financial condition.

•	Changes in global trading patterns, particularly, but not limited to, the trading patterns for oil and oil products, may have a negative impact on our business.

•
An economic slowdown in the world or in certain regions, or changes in the economic and political environment, could have a material adverse effect on our business, financial condition, and results of operations.

•
We are subject to complex laws and regulations, including environmental laws and regulations, that can increase our liability and adversely affect our business, results of operations, cash flows and financial condition, and our available cash.

•
Our global operations expose us to risks, such as political instability, terrorist or other attacks, piracy, war, and international hostilities, which may affect the tanker industry and adversely affect our business.

•
Disruptions to shipping in the Red Sea, Arabian Gulf, and Strait of Hormuz in connection with the conflict between Israel and Hamas and the conflict between the United States, Israel, and Iran or other disruptions to commonly used trading routes could have a negative effect on our operations, business, cash flows, financial condition, and results of operation.

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

•
We have purchased approximately 13.97% of TORM plc for investment purposes and are evaluating potential strategic purposes. There can be no assurance that TORM plc and we will pursue, enter or consummate a potential transaction and there are several risks associated with the negotiation, completion and timing of any potential transaction.

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

•	Insurance may be difficult to obtain and, if obtained, may not be adequate to cover our losses that may result from our operations due to the inherent operational risks of the tanker industry.

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

•
Our credit facilities and lease financing agreements contain covenants that may limit our ability to conduct certain activities, and further, we may be unable to comply with such covenants, which could result in an event of default under the terms of such agreements.

•	We may be exposed to risk in relation to our use of derivative instruments.

•	A change in tax laws in any country in which we operate, including, but not limited to, the imposition of freight taxes, or disagreements with tax authorities could adversely affect us.

•	A change to the way in which our international shipping income is taxed in Singapore could have an adverse effect on our business and results of operations.

•	We could be treated as or become a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, which could have adverse U.S. federal income tax consequences to U.S. shareholders.

•	Our share price has fluctuated in the past, has been volatile, and may be volatile in the future, and as a result, investors in our ordinary shares could incur substantial losses.

•	We do not know whether a market for our ordinary shares will be sustained to provide you with adequate liquidity. If our share price fluctuates, you could lose a significant part of your investment.

•	We cannot assure you that we will pay dividends on our ordinary shares.

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

Risks Related to Our Industry

Developments in the global economy and the tanker industry, including the chemical and product tanker market, resulting in a reduction of hire and freight rates could adversely affect our business, financial condition, cash flows, and results of operation.

Our earnings and available cash are dependent on our ability to charge profitable hire or freight rates for the vessels in our Combined Fleet. A significant portion of our earnings is related to the oil and petroleum product industry and we rely significantly on the cash flows generated from the employment of our Hafnia Vessels and TC Vessels in the product tanker sector of the shipping industry. Due to our lack of diversification, adverse developments in the tanker industry have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets or lines of business. Our operations are in this regard subject to most of the risks common in our industry and the chemical and product tanker market. A number of factors outside of our control may adversely affect the hire and freight rates we are able to charge for the vessels in our Combined Fleet, including, but not limited to, the global supply of vessel capacity, fuel prices, emissions taxes, and global demand for oil, oil products and chemicals. Adverse developments in the chemical and product tanker market could therefore negatively affect our financial condition, cash flows and our profitability.

We are particularly exposed to the short-term spot market. As at December 31, 2025, 74% of the vessels in our Hafnia Fleet were operated in the spot market on short-term contracts that normally do not extend beyond three months. Therefore, any adverse changes in the spot market hire or freight rates may significantly impact our revenue and financial condition. Our significant exposure to the short-term spot market entails that our revenue is to a certain extent affected even by short-term fluctuations and extraordinary events that temporarily affect hire or freight rates.

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

We monitor market developments closely to make timely and appropriate decisions regarding the deployment of our Combined Fleet and investment decisions. However, adverse and unpredictable developments in the global chemical and product tanker market could result in deviations between our estimates and assumptions and the actual market situation. A lower demand for chemical and product tanker capacity and consequential reductions in hire and freight rates may have a significant negative impact on us, our business, results of operations, cash flow, financial condition, and ability to pay dividends.

The tanker industry is cyclical and volatile, which may adversely affect our earnings and available cash flow.

The tanker industry is both cyclical and volatile in terms of charter rates and profitability. Periodic adjustments to the supply of and demand for chemical and product tankers cause the industry to be cyclical in nature. We expect continued volatility in market rates for vessels in our Combined Fleet in the foreseeable future with a consequent effect on our short- and medium-term liquidity. A worsening of current global economic conditions may cause tanker charter rates to decline and thereby adversely affect our ability to charter or re-charter vessels in our Combined Fleet or to sell Hafnia Vessels on the expiration or termination of their charters. Additionally, the rates payable in respect of our Hafnia Vessels and TC Vessels currently operating in tanker pools including the Pools, or any renewal or replacement charters that we enter into, may not be sufficient to allow us to operate our Hafnia Vessels and TC Vessels profitably.

Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products. Factors affecting the supply and demand for tankers and the supply and demand for oil and oil products are outside of our control, and the nature, timing, and degree of changes in industry conditions are unpredictable.

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

•
changes in the price of oil and petroleum products, changes in the consumption of oil and petroleum products due to availability of new, alternative energy sources or changes in the price of oil and petroleum products relative to other energy sources, regulations requiring the use of alternative energy sources, or other factors making consumption of oil and petroleum products less attractive;

•	changes in the consumption of chemicals;

•	the number of shipyards and the ability of shipyards to deliver vessels;

•	the price of newbuilds and the number of newbuild orders and deliveries, including slippage in deliveries;

•	technological advances in tanker design and capacity;

•	prices of steel and vessel equipment;

•	availability of financing for new vessels and shipping activity, and the available interest rate on financing;

•	the number of vessel casualties;

•	the extent and impact of recycling of older vessels, depending, among other things, on recycling rates and international recycling regulations;

•	the number of conversions of tankers to other uses or conversions of other vessels to tankers;

•	the number of product tankers trading crude or “dirty” oil products (such as fuel oil);

•	the number of crude oil tankers and “dirty” product tankers used for transportation of clean petroleum products;

•	the number of vessels that are out of service, namely those that are laid up, drydocked, awaiting repairs, used for floating storage, or otherwise not available for hire;

•	the efficiency and age of the world tanker fleet;

•	technical developments which affect the efficiency of vessels and the time to vessel obsolescence;

•	prevailing and expected future freight and charter rates;

•	cost of bunkers and other sources of fuel for vessels and the impact on vessel speed;

•	operating costs, including costs associated with classification society surveys, maintenance costs and insurance costs;

•	regional availability of refining capacity and inventories compared to the geographies of oil production regions;

•
increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing or the development of new pipeline systems in markets we may serve or the conversion of existing non-oil pipelines to oil pipelines in those markets;

•	market expectations with respect to future supply of oil and petroleum products;

•	regional availability of chemicals production and usage;

•	developments in international trade, including refinery additions and closures;

•	national policies regarding strategic oil inventories (including whether strategic reserves are set at a lower level in the future as oil decreases in the energy mix);

•	global and regional economic and political conditions, including economic slowdowns in certain countries and/or regions;

•	inflationary pressure and the impact of policies aimed at combating inflation;

•	currency exchange rates;

•	changes in seaborne and other transportation patterns, including changes to the distance over which oil, oil products and chemical products are to be moved by sea;

•
changes in government, industry, or maritime self-regulatory organisations’ rules, regulations, recommendations, and practices or actions taken by regulatory authorities, in relation to, among other things, the environment and/or otherwise affecting maritime transportation;

•	product imbalances and hence a lack of or surplus supply in certain regions (affecting the level of trading activity);

•	business disruptions, including supply chain issues, due to climate, weather, and natural, health or other disasters, or otherwise;

•	seasonal variations in the demand for oil caused by, amongst other things, lower consumption of oil in the northern hemisphere in the summer months as well as refinery maintenance in this period;

•
global and regional political developments, including ‘trade wars’ and armed conflicts, including the ongoing war between Russia and Ukraine, the conflict between Israel and Hamas, the conflict between the United States, Israel and Iran and the Iranian blockade of the Strait of Hormuz, the potential of trade disputes, including trade disputes between the United States and the EU and between the United States and China, political instability in Venezuela, international hostilities or terrorist activities, attacks on commercial vessels and attacks on oil and petroleum product infrastructure;

•	Lack of available oil, bunker, and oil products due to the blockade of the Strait of Hormuz;

•	labour disruptions including strikes and lock-outs;

•	port or canal congestion;

•	crew availability;

•	developments in international trade, including those relating to the imposition of tariffs; and

•	international sanctions, embargoes, price caps, import and export restrictions, nationalisations, and wars.

Declines in oil prices for an extended period, or market expectations of potential decreases in these prices, could negatively affect the tanker sector and/or our future growth in the tanker sector. Sustained periods of low oil prices typically lead to reduced exploration and extraction because oil companies’ capital expenditure budgets are driven by cash flows from these activities and are therefore sensitive to changes in energy prices. These changes in commodity prices can have a material effect on demand for our services, and periods of low demand can cause excess vessel supply and intensify competition in the industry, often resulting in vessels, particularly older and less technologically advanced vessels, being idle for long periods. We cannot predict the future level of demand for our services or the future conditions of the oil industry. Any decrease in exploration, development or production expenditures by oil companies could reduce our revenues and materially harm our business, results of operations and cash available for distribution.

Developments in technology impacts global supply chains, including by increasing digitalisation and automation, which may affect the demand for the products transported by the vessels in our Combined Fleet. If automation and digitalisation become more commercially viable and/or production of goods becomes more regional or local, the volumes of raw materials, intermediate products, and goods being transported could decrease, which could have a negative effect on the demand for maritime fuels and consequently, our services. Such a decrease in demand for our services would negatively impact our business, financial condition, and results of operations.

In April 2025, the U.S. Trade Representative (“USTR”) introduced port fees to be charged in respect of U.S. port calls by vessels with links to China, including Chinese-built vessels and vessels owned or operated by Chinese entities. In response, the People’s Republic of China in October 2025 announced port fees to be imposed on vessels with links to the United States. In November 2025, both the United States and China suspended the respective port fees for a one-year period. In February 2026, the United States announced America’s Maritime Action Plan according to which universal fees of between 1 to 25 cents per kilogram of cargo imported into the United States by non- U.S.-built vessels could be imposed. No plans for the timeline of implementing such universal import fees have been announced. See “Changes in the economic, regulatory and political conditions in certain countries or regions and/or the development or increase of geopolitical economic tension as well as government responses thereto, including but not limited to the imposition of tariffs, trade barriers, export restrictions, port fees, and sanctions may have a negative effect on our business, operation, earnings, cash flow and financial condition.” for additional description of the U.S. and Chinese port fees and import fees. If port fees, import fees or other fees, including fees specifically affecting vessels with links to certain jurisdictions, are imposed in the United States, China or elsewhere, the supply of vessels may be affected, which could affect the available charter rates and which could have an effect on our results of operations.

A reduction in the demand for oil, including as a result of a shift in consumer demand towards other energy sources, and the occurrence of ‘peak oil’ may have a material adverse effect on our future performance, results of operations, cash flows, and financial position.

A shift in or disruption of the consumer demand from oil towards other energy resources such as wind, solar energy and other renewable energy sources, electricity, natural gas, liquefied natural gas, or hydrogen as well as a shift in governmental commitments and support for energy transition programs will potentially negatively affect the demand for our product tankers. A shift from internal combustion engine vehicles to electric vehicles may also reduce oil demand. Additionally, when global crude oil production reaches its maximum rate and permanently begins to decline (‘peak oil’), it will likely impact the global product tanker market, and, in turn, our business. The International Energy Agency forecasts under their current policies scenario that global oil demand will peak in 2050, but that in a stated policies scenario, the demand for oil will flatten around 2030. The Organization of the Petroleum Exporting Countries (“OPEC”) forecasts an increase in oil demand in both the medium term (until 2030) and the long term (until 2050). Nonetheless, if oil prices fall to uneconomic levels for producers, output may decline. A decline in the production of oil and/or the demand for oil and oil products would likely result in an oversupply of product tanker capacity and may lead to a decline of the earnings from Hafnia Vessels and TC Vessels employed on charters related to market rates and may cause the value of our Hafnia Vessels and JV Vessels to decline. Further, there is a risk that financial institutions and investors will reduce capital allocation to businesses involved in transporting fossil fuels. As such, it is likely that a shift in the demand for oil and the occurrence of ‘peak oil’ would adversely affect our results of operations, cash flow, and access to capital from external sources.

An oversupply of tanker capacity may lead to a reduction of charter and freight rates, which may limit our ability to operate the vessels in our Combined Fleet profitably.

The market supply of tankers is affected by a number of factors, such as supply and demand for energy resources, including oil and petroleum products, supply and demand for seaborne transportation of such energy resources, and the current and expected purchase orders for newbuilds. The product tanker newbuild orderbook equalled approximately 18% of the existing world product tanker fleet in tonnage terms at the end of 2025. No assurance can be given that the orderbook will not increase further in proportion to the existing fleet. The supply of product tankers may also be affected by the use of product tankers in ‘dirty/crude’ trades and by product and crude tankers being “cleaned up” from ‘dirty/crude’ trades and swapped back into the product tanker market to transport clean petroleum products. Recently, a number of large product tankers (LR2s) have been performing ‘dirty trading’, which has reduced the supply of clean product tankers. Should these vessels return to ‘clean’ trades, the increase in available product tanker tonnage may affect the supply and demand balance for our product tankers.

If the capacity of new tankers delivered exceeds the capacity of tankers being recycled or converted to non-trading tankers, tanker capacity will increase. An oversupply of product tanker capacity or a decrease in demand for product tankers or the products carried by product tankers may render us unable to re-charter our Hafnia Vessels and TC Vessels at attractive rates and charter rates could materially decline. If we are unable to re-employ a vessel, we will not receive any revenue from the vessel, but we would still be required to pay interest, debt and operating expenses as necessary to maintain the vessel in operating condition. A reduction in charter rates and the value of our Hafnia Vessels may have a material adverse effect on our future performance, results of operations, and available cash.

Tanker rates are subject to seasonal variations in demand and cyclical fluctuations.

Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere, but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance that is typically conducted in the summer months. In addition, unpredictable weather patterns during the winter months in the northern hemisphere tend to disrupt vessel routing and scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities in the winter months. As a result, revenues generated by vessels in our Combined Fleet have historically been weaker during the quarters ended June 30 and September 30, and stronger in the quarters ended March 31 and December 31. The seasonality may have an adverse effect on our future performance and result of operations for future quarters, including in the event that the typical seasonal demand in the northern hemisphere does not materialise. In 2025, we experienced a counter-cyclical firm market during the third quarter, but there can be no assurance that such counter-cyclical market tendencies will continue or will be repeated in subsequent years.

Changes in the economic, regulatory and political conditions in certain countries or regions and/or the development or increase of geopolitical economic tension as well as government responses thereto, including but not limited to the imposition of tariffs, trade barriers, export restrictions, port fees, and sanctions may have a negative effect on our business, operation, earnings, cash flow and financial condition.

Governments may turn and have in the past turned to trade barriers to protect or revive their domestic industries against foreign imports. Trade barriers, tariffs, and other measures restricting import and export may affect the demand for shipping and uncertainties relating to trade barriers, tariffs, and other measures restricting import and export may adversely affect our business and financial condition. In particular, recently leaders in the United States, China, the European Union, Mexico, and Canada have announced and/or implemented certain increasingly protective trade measures, including tariffs. The introduction of trade barriers, tariffs, or other trade measures, the perception that they may occur, and/or uncertainties about the extent of such trade barriers, tariffs, or other trade measures may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Furthermore, any such measures may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage expenses, and other associated costs, which could have an adverse impact on our charterers’ business, operating results, and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their charters with us. This could have a material adverse effect on our business, results of operations, or financial condition.

Uncertainties relating to tariffs, trade barriers, and other trade measures could furthermore adversely affect our ability to obtain financing in the future on terms commercially acceptable to us or at all, which could have a material adverse effect on our business and financial condition. Additionally, the impact of tariffs, trade barriers, and trade measures on the foreign exchange and securities markets and any resulting changes in, for example, currency exchange rates and the market price of our ordinary shares could in turn adversely impact our business and operations.

For example, our Hafnia Fleet includes many Chinese-built vessels, one vessel financed by sale and lease-back arrangements involving Chinese-owned banks, and 10 JV Vessels which are indirectly partially owned by Chinese companies. In early 2025, the USTR (United States Trade Representative) announced a number of measures relating to Chinese influence in the maritime, logistics and shipbuilding sectors. These included (i) service fees payable in relation to U.S. port calls by vessels with Chinese operators (being the entities identified and whose name would appear on the Vessel Entrance or Clearance Statement (CBP Form 1300) or its electronic equivalent) or Chinese owners based on the net tonnage of the vessel, initially at $0 per net ton, increasing to $50 per net ton as of October 14, 2025, and thereafter increasing on an annual basis for three years to $140 per net ton by 2028, and (ii) service fees payable in relation to U.S. port calls by Chinese-built vessels calculated with reference to the vessel’s net tonnage or containers discharged, initially at $0 per net ton, increasing to $18 per net ton as of October 14, 2025, and thereafter increasing on an annual basis for three years to $33 per net ton by 2028. Vessels subject to service fees under (i) would not be subject to service fees under (ii). Service fees under (i) and (ii) would be payable in connection with the first U.S. port call of a vessel and would be payable once per rotation or string of U.S. port calls with no more than five payments per individual vessel per year. Certain vessels were excluded from the service fee in (ii), including but not limited to, vessels arriving in U.S. ports empty or in ballast, vessels with capacities under certain limits, and certain specialised vessels, including vessels purpose-built for the transport of chemical substances in bulk liquid forms (chemical tankers). Upon order and until delivery of a U.S.-built vessel of equal or greater capacity, the service fee in (ii) could be eligible for suspension on an equivalent size Chinese-built vessel for a period not to exceed three years.

In October 2025, the Chinese Ministry of Transport announced that starting 14 October 2025, special port fees would be applicable to U.S. vessels arriving at Chinese ports. Vessels owned or operated by U.S. enterprises, organisations or individuals or by non- U.S. enterprises or organisations where U.S. enterprises, organisations or individuals directly or indirectly hold 25% of equity, voting rights or board seats would fall within the scope of the Chinese port fees, as would vessels flying the U.S. flag or which were built in the United States. The fee would commence 14 October 2025 at 400 RMB per net ton and would increase annually starting from April 2026, ultimately ending at 1,120 RMB per net ton. The fee would be charged per voyage and would not be charged again at subsequent Chinese port calls on the same voyage with no more than five payments per individual vessel per year.

In October 2025 and November 2025, both the U.S. and Chinese port fees were suspended for one year. It is uncertain whether the port fees will be reintroduced after the end of the suspension period. The reintroduction of the U.S. port fees and the Chinese port fees, or the introduction of other port fee schemes could significantly increase the operating expenses for ships in our Combined Fleet.

In February 2026, with the goal of increasing U.S. shipbuilding capacity and expanding the feet of U.S. -flag and U.S.-built vessels, the U.S. President announced America’s Maritime Action Plan according to which, among other proposals, a ‘Maritime Security Trust Fund’ would be financed in part by imposing universal fees on non-U.S.-built vessels, to be assessed on the weight of the imported tonnage of cargo imported into the United States by non-U.S.-built vessels. No plans for the timeline of implementing such universal import fees have been announced. Further, in February 2026, the U.S. President announced tariffs under section 122 of the Trade Act of 1974, which would apply to almost all imports to the United States.

As the measures in respect of the U.S. and Chinese port fees were only in place for a very short period during 2025, and since the U.S. import fees have not been formally introduced, we are still assessing the fees and their potential effects on us, our operations, our business, and the vessels in our Combined Fleet. The reintroduction of the U.S. port fees and the Chinese port fees, or the introduction of other port fee schemes and/or the introduction of import fees on cargo, could disrupt global shipping patterns and potentially increase congestion and costs at ports worldwide. We may not be able to pass on additional costs and fees, if any, to our customers, and such costs and fees could therefore materially impact our results of operations, cash flow, and ability to pay dividends.

Following the closure of the Strait of Hormuz in early 2026 and Iranian attacks on oil, petroleum products and shipping infrastructure in the adjacent area, export restrictions on certain oil and petroleum products were imposed by a number of countries. Export restrictions may limit the demand for product tankers such as the vessels in our Combined Fleet which could have a negative effect on our business and results of operations. Further, export restrictions on oil and petroleum products could make it harder and/or more expensive for us to operate the vessels in our Combined Fleet, as we may be unable to obtain bunkers for the vessels at acceptable prices or at all. An increase in bunker prices would increase our voyage expenses and could impact our results of operations to the extent that such increased cost is not covered by our customers. Unavailability of bunkers could mean that some of our vessels cannot operate, which would negatively impact our revenue and results of operations.

As at the date of this Annual Report, the extent and impact of such trade measures on our industry, our business, and our operation are unknown and unpredictable.

We are dependent on spot-oriented pools and spot charters, and any decrease in spot charter rates in the future may have a material adverse effect on our business.

As at December 31, 2025, 91 of the vessels in the Hafnia Fleet were employed in either the spot market or our spot market-oriented Pools, exposing us to fluctuations in spot market charter rates. The spot charter market may fluctuate significantly based upon tanker and oil supply and demand. The successful operation of the vessels in our Hafnia Fleet in the competitive spot charter market, including within the Pools, depends on, among other things, obtaining profitable spot charters and minimising, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo.

The spot market is very volatile, and in the past there have been periods when spot charter rates have declined below the operating cost of vessels. If spot charter rates decline, then we may be unable to operate our Hafnia Vessels and TC Vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage that may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realising the benefits from such increases, which may have a material adverse effect on our future performance, results of operations, cash flows, and financial position. Additionally, in relation to TC Vessels and bareboat chartered-in Hafnia Vessels, we may be exposed to changes in charter and freight rates that are significantly below the charter rate agreed in our time charter-in or bareboat charter-in agreements.

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

Our business and results of operations are affected by the trading patterns for the cargo we transport, particularly the trading patterns for oil and oil products. Changes to the trade patterns of oil and oil products may have a significant negative or positive impact on the tonne-mile and therefore the demand for our product tankers. Global events may cause demand for oil and petroleum products to stagnate for an extended period of time as was the case from the second half of 2020 until the second quarter of 2022. The global trading patterns for oil and oil products were impacted by the war between Ukraine and Russia, as well as the conflict between Israel and Hamas and the resulting disruptions in the Red Sea, each of which initially led to an increase in the price of oil and oil products, longer seaborne routes and higher earnings for tankers. However, alternative trade routes to bypass the Red Sea were established in the second half of 2024, with total tonnage transiting cross hemispheres gradually decreasing, resulting in shorter voyages which had an impact on our earnings. In 2025, market conditions strengthened during the second half of the year including as a result of the sustained impact of geopolitical developments, particularly in Russia and the Red Sea. In late 2025, commercial vessels were gradually returning to the Red Sea. However, following U.S. military intervention in Iran commencing in late February 2026 and related attacks on commercial vessels and oil and petroleum product infrastructure in the adjacent area, the Red Sea, Arabian Gulf, Strait of Hormuz, and adjacent areas have been subject to increased risks, and the number of commercial vessels in these areas has significantly decreased. While charter rates for product tankers initially increased following the disruption to shipping in the area, we cannot predict the medium or long-term effects of the current military conflict in Iran and the surrounding areas. As a result of the closure of the Strait of Hormuz, certain vessels (including one vessel in our Combined Fleet) were blocked from leaving the Arabian Gulf. See “—Our global operations expose us to risks, such as political instability, terrorist or other attacks, piracy, war, and international hostilities which may affect the tanker industry and adversely affect our business” for more information regarding these regional conflicts.

The continued and future impact of these conflicts on the tanker industry and, consequently, our business is uncertain. A full reversal of sanctions on Russia, Iran and Venezuela and/or the disruptions to shipping routes in the Red Sea, Arabian Gulf and Strait of Hormuz and a corresponding full reversal of the changes to the supply and demand for oil and oil products and trading patterns combined with the older tanker fleet coming back to the international market could have a significant impact on our results of operations. Such reversal of changes to global trading patterns to pre-war status or other changes in global trading patterns, including, but not limited to, any leading to shorter distances of seaborne products trade, or changes in trading patterns as a result of a decrease in economic condition of certain regions or countries or decreases in refinery capacity may have a negative adverse effect on our business, results of operations, financial condition, cash flows and ability to pay dividends.

An economic slowdown in the world or in certain regions, or changes in the economic and political environment, could have a material adverse effect on our business, financial condition, and results of operations.

Historically, there has been a link between the development of the world economy and the demand for oil and oil products. Deterioration or changes in the economic and political environment in certain regions or the world economy could reduce regional or overall demand for chemical and petroleum products and for our services. While market conditions have in recent years generally been good for our industry, economic slowdowns in the world or in certain regions or changes in the economic and political environment throughout the world and/or in certain regions may have a material adverse effect on our business, financial condition, and results of operation.

We anticipate that a significant number of port calls made by vessels in our Combined Fleet will continue to involve the loading or discharging of cargo in ports in the Asia Pacific region. Additionally, we have a number of other interests in the Asia Pacific region, including having placed orders for newbuilds with Chinese and South Korean shipyards. As a result, any negative changes in economic conditions in any Asia Pacific country, particularly in China, may have a material adverse effect on our business, financial condition, and results of operations, as well as our future prospects.

Outside of the Asia Pacific region, the product tanker industry may additionally be negatively affected by other regional economic slowdowns, including a potential economic slowdown in the United States, Europe, or other regions, were to cause a decrease in imports or exports of refined oil products or a decrease in the demand for oil, petroleum and chemical products. This could have a negative impact on our earnings, cash flows, and financial position.

Economic reforms in certain regions or countries, including but not limited to China, the United States, and Europe, or changes in the political, economic, and social conditions or other relevant policies of governments such as changes in laws, regulations or export and import restrictions, could impact the level of imports to and exports from certain regions and countries. For example, taxes, duties or fees imposed on non-resident international transportation enterprises by certain countries or regions could result in an increase in the cost of import and export of cargo, the risks associated therewith, as well as a decrease in any cargo shipped from our charterers. This could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. Additionally, increased geopolitical tensions may impact trade flows and tanker flows in the future. Recently, a number of tariffs and trade measures have been announced by governments. See “Changes in the economic, regulatory and political conditions in certain countries or regions and/or the development or increase of geopolitical economic tension as well as government responses thereto, including but not limited to the imposition of tariffs, trade barriers, export restrictions, port fees, and sanctions may have a negative effect on our business, operation, earnings, cash flow and financial condition” for a description of the risk related to tariffs and other trade measures. A decrease in the level of imports to and exports from certain countries or regions, including but not limited to China, the United States, and the European Union, could adversely affect our business, operating results, and financial condition.

Further, initiatives in certain regions or countries, including but not limited to the United States, China and the European Union to reduce their dependency on (foreign) oil and achieve carbon neutrality could affect the demand for oil, petroleum, and related products, could have a material adverse effect on our business, cash flows and results of operations.

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

As at December 31, 2025, 74% of the vessels in our Hafnia Fleet operate in the spot market where income margins are particularly sensitive to fluctuations in charter and freight rates and therefore our TCE income may be materially and adversely affected by such fluctuations in charter and freight rates or voyage expenses. We cannot accurately predict how future epidemics, pandemics, or other outbreaks of infectious diseases may affect our business, operations and financial condition because this will depend on various unpredictable factors outside of our control, including, but not limited to, (i) the severity and duration of the outbreak; (ii) the extent of governmental response; (iii) the introduction and extent of financial support measures aimed to reduce the impact on the economy; (iv) the impact on the volatility in the demand for and price of chemical and petroleum products; (v) shortages or reductions in the supply of goods, services or labour; and (vi) fluctuations in general financial or economic conditions arising from the outbreak, such as changes to interest rates or availability of credit.

We may be exposed to fraudulent behaviour, which may have a material adverse effect on our future performance, results of operations, cash flows, and financial position.

The risk of fraud is inherent in all industries. However, the shipping industry has historically experienced a greater risk of fraud and fraudulent behaviour. Potential fraud risks include purposeful manipulation and misrepresentation of consolidated financial statements, misappropriation of assets, corruption including bribery and kickbacks as well as cyberattacks. Additionally, we are exposed to the risk of misrepresentations relating to the cargo we carry and/or other trade documentation, including the risk of fraud in relation to the origin of cargo we carry. If we are exposed to fraud relating to the origin of cargo, we could risk being in breach of applicable sanctions, which could have a significant and material negative impact on our reputation, business, and financial condition.

We have established a system of internal controls to prevent and detect fraud and fraudulent behaviour, consisting of segregation of duties, authorisations for trading, purchase and approval, codes of ethics and conduct, close monitoring of our financial position and a whistleblower facility; however, there can be no assurance that our fraud prevention measures are sufficient to prevent or mitigate our exposure to fraud or fraudulent behaviour. Any such behaviour may have a material adverse effect on our reputation, results of operations, cash flows, and financial position.

If we, including the Pools, cannot pass inspections from classification societies or regulatory bodies or meet our customers’ quality and compliance requirements, we may not be able to operate the vessels in our Combined Fleet profitably, which could have an adverse effect on our future performance, results of operations, cash flows and financial position.

Vessels are subject to inspections from governments and private entities, including classification societies, in order to obtain and maintain necessary permits, licenses, and certificates. A failure by the vessels in our Combined Fleet to pass inspections from governments and private entities and/or to maintain necessary permits, licenses and certificates may adversely affect our ability to employ the vessels, which could have a negative effect on our results of operations, cash flows, and financial position.

Customers, in particular those in the oil industry, have a high focus on quality and compliance standards with their suppliers across the entire value chain, including the shipping and transportation segment. Our, and the Pools’, continuous compliance with these standards and quality requirements is vital for our operations. In late 2024, the Oil Companies International Marine Forum introduced a new Ship Inspection Report Program 2.0 which contains a more comprehensive inspection process than under the previous Ship Inspection Report Program. Noncompliance by us or the Pools either as a sudden and unexpected breach in quality and/or compliance concerning one or more vessels, or as a continuous decrease in the quality concerning one or more vessels occurring over time as well as an increase in requirements by oil operators above and beyond what we deliver, may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Fluctuations in exchange rates and non-convertibility of currencies could result in financial losses for us.

We generate almost all revenues and incur the majority of our expenses in U.S. dollars. We face exchange rate risks from revenues and expenses paid in currencies other than U.S. dollars. This risk mainly involves DKK, EUR, Indian rupee, SGD, and other major currencies for administrative, operational, and local port expenses. Without adequate hedging, currency fluctuations may cause losses and adversely affect our performance, results of operations, cash flows, and financial position.

Increased requirements relating to the fuel used by vessels may require us to retrofit our Hafnia Vessels and JV Vessels or change our approach to bunker purchase and may cause us to incur significant costs.

Since 2020, the International Maritime Organization (the “IMO”) has, in accordance with Annex VI of the International Convention for the Prevention of Pollution from Ships 1973, as modified by the protocol of 1978 relating thereto (collectively, “MARPOL”), imposed a limit for the sulphur content of vessels’ fuel oil of 0.5% m/m (mass by mass) in fuel used on board the vessels. Shipowners may comply with this regulation by (i) using 0.5% sulphur fuels, which is available around the world but may entail a higher cost; (ii) installing exhaust gas cleaning systems (“scrubbers”) for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by alternative fuel sources, which may not be a viable option for shipowners due to the lack of supply network and high costs involved in this process. In addition to the general 0.5% requirement, certain areas (so-called Emission Control Areas) have been designated in which stricter requirements apply. The cost of compliance with these requirements may be significant and may have a material adverse effect on our future performance, results of operations, cash flows, and financial position. A widening of the spread between the prices of high sulphur fuel and low sulphur fuel may lead to a decrease in the economic viability of older vessels that lack fuel efficiency and a reduction of useful lives for these vessels. For our Hafnia Vessels and JV Vessels that do not have scrubbers, we are complying with the IMO standards by using compliant fuels. We may be or become subject to additional requirements in the future relating to the type and/or quality of fuel used by vessels in our Combined Fleet.

From January 1, 2025, the EU FuelEU Maritime Regulation (“FuelEU”) imposes greenhouse gas (“GHG”) intensity limits for energy used on board vessels trading in or to and from the EU. The required reduction of GHG intensity will gradually increase every five years until 2050. We expect that in most cases, the cost of compliance will be borne by the entity responsible for a vessel’s commercial operation, such as a time charterer or a pool manager. We therefore expect to have to manage or arrange compliance with FuelEU for most vessels in our Combined Fleet. Shipping companies must ensure compliance with FuelEU by purchasing fuels with a lower GHG intensity or arrange compliance by other means, such as pooling over-compliant vessels with under-compliant vessels or by paying a ‘FuelEU penalty’.

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

In April 2025, the 83rd session of the Marine Environment Protection Committee (“MEPC”), MEPC 83, approved an amendment to Annex VI of MARPOL providing for a global GHG fuel intensity (“GFI”) standard (the “GFS”). The GFS would require vessels to comply with annual GFI targets, which will reduce over time. Failure in complying with the GFI targets would trigger a requirement to purchase remedial units to achieve compliance. The vote for adoption of the GFS was scheduled for an extraordinary session of the MEPC in October 2025, but the extraordinary session of the MEPC was adjourned to be reconvened in autumn of 2026. It is unclear whether the GFS will be adopted and, if adopted, when the GFS will enter into force.

The global sulphur cap, Emission Control Areas, GHG intensity reduction requirements under FuelEU and GHG intensity reduction requirements under the GFS, if adopted, as well as other regulations relating to the fuels used by vessels may lead to changes in the production quantities and prices of different grades of marine fuel and renewable fuels, including biofuels, and introduce an additional element of uncertainty in fuel markets, which could result in additional costs and adversely affect our cash flows, earnings and results of operations as we may not be able to fully recover any increased cost of fuels from our customers. Furthermore, we may have to incur additional costs to comply with such regulations which we may not be able to recover from our customers. Such additional costs could impact our results of operations and cash flows.

We are subject to complex laws and regulations, including environmental laws and regulations, that can increase our liability and adversely affect our business, results of operations, cash flows and financial condition, and our available cash.

Our operations are affected by extensive and changing international conventions and treaties, national, state and local laws and national and international regulations governing environmental matters, climate change, and the global transition towards low-carbon or carbon-neutral solutions. Such regulatory measures may include, for example, the adoption of sulphur caps, trade regimes (emission trading), carbon taxes, GHG intensity requirements, increased efficiency standards, incentives or mandates for renewable energy, and liability for pollution or other environmental hazards. Regulatory measures relating to the environment and climate change may significantly impact the operation of our Hafnia Vessels and JV Vessels and compliance with such regulatory measures may be expensive and any noncompliance may have an adverse effect on our results of operations.

Areas in which our operations are affected are emission trading schemes such as the EU Emissions Trading System (“EU ETS”). Under the EU ETS, we are required to surrender emission allowances corresponding to a certain amount of our emissions for voyages to and between EU/EEA ports. Noncompliance with the EU ETS or a failure to deal with EU ETS obligations properly and efficiently could have material adverse consequences for our business, results of operations, future performance, and financial condition. Additionally, there is uncertainty about the future pricing of EUAs, and there is a risk that the price of EUAs may be driven up due to factors such as restricted supply, increased demand, and the impact of speculative trading. We cannot accurately predict the consequences of potential future taxation and VAT on EUAs; however, such taxation and VAT may have a negative effect on our results of operations. Additionally, other jurisdictions may introduce emissions taxation applicable to our industry, which could have an impact on our results of operations.

Compliance with current and future legal and regulatory requirements relating to safety and environmental impact and climate change, GHG emissions, air emissions, management of ballast water, as well as requirements relating to the speed and fuel consumption of vessels could increase the cost of operating and maintaining our Hafnia Vessels and JV Vessels, require us to make changes to our business model, require us to accelerate the building of new vessels and increase the construction costs therefor, require us to install new technology, equipment and installations on new and existing vessels, require reductions in cargo capacity, ship modifications or operational changes or restrictions, lead to impairment charges, negatively affect the resale value of our Hafnia Vessels and JV Vessels, force us to retire older vessels earlier than expected, lead to decreased availability of insurance coverage for environmental matters, or result in denial of access to certain jurisdiction waters or ports or detention in certain ports. If these outcomes were to occur, our business, results of operations, cash flows, and financial condition could be adversely affected.

To comply with the International Convention for the Control and Management of Ships’ Ballast Water and Sediments and the sulphur emissions requirements under MARPOL, we may be required to incur costs related to repair and replacement of ballast water treatment systems and scrubbers installed on our Hafnia Vessels during the vessels’ lifetimes. Future investments in ballast water treatment systems and scrubbers as well as new regulation regarding ballast water treatment systems could have an adverse material impact on our business, financial condition, and results of operations depending on the ability to install effective ballast water treatment systems and the extent to which existing vessels must be modified to accommodate such systems. See “Item 4. Information on the Company – B. Business Overview – Environmental and Other Regulations in the Shipping Industry” for more information on the regulations applicable to us in relation to ballast water management and emissions.

In addition, many environmental regulations and requirements under local, national and foreign laws, conventions and regulations are designed to reduce the risk of pollution, such as from oil spills. Our compliance with these requirements could be costly as we could become subject to material liabilities in respect of remediation of spills and releases of oil and hazardous substances including clean-up obligations and natural resources damages liability if there is a release of hazardous materials from our Hafnia Vessels or JV Vessels or otherwise in connection with our operations. These regulations may impose strict liability, which could subject us to liability without regard to whether we were negligent or at fault. We could also become subject to personal injury or property damage claims relating to the release of hazardous substances associated with our existing or historic operations. Violations of, or liabilities under, environmental regulations and requirements can result in substantial penalties, fines, and other sanctions, including, in certain instances, seizure or detention of a vessel, and could harm our reputation with current or potential charterers of the vessels in our Combined Fleet. Further, we are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged such insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and available cash.

Notwithstanding the measures already taken by us to comply with applicable regulations and standards, additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of doing business and which may materially and adversely affect our operations. Additionally, evolving demands for stronger protection of the environment, evolving laws and regulations, and evolving decarbonisation policies may have a significant impact on our Hafnia Vessels’ and JV Vessels’ useful lives and residual values and the valuation of our Hafnia Vessels and JV Vessels, and also could have an adverse impact on our future performance, revenue and financial condition. Pressure from governments, investors, lenders, and other market participants to voluntarily participate in ‘green’ shipping initiatives could cause us to incur significant additional expenses. We continue to monitor and assess the potential impact of such developments on our operations and financial performance.

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

The 2009 Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships (the “Hong Kong Convention”) entered into force on June 26, 2025, and aims to ensure that when vessels are being recycled, they do not pose unnecessary risks to the environment, human health, or safety. Under the Hong Kong Convention, each vessel sent for recycling must carry an inventory of its hazardous materials, authorised recycling facilities must provide a vessel-specific recycling plan, and governments must ensure compliance with recycling facilities in their jurisdiction.

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

Although we have not previously recycled vessels, these regulations may affect our future business and operations. We may also need additional contractual provisions when divesting older vessels to ensure the buyer complies with the relevant regulations. Increasing requirements under the EU Ship Recycling Regulation and the Hong Kong Convention could raise costs at shipyards, repair yards, and recycling yards. Such costs might reduce the value of older vessels and/or a vessel’s residual recycling value, potentially failing to cover compliance costs and adversely affecting our future performance, results of operations, cash flows, and financial position. For additional information regarding such regulatory requirements, see “Item 4. Information on the Company – B. Business Overview – Environmental and Other Regulations in the Shipping Industry – Waste Management and Ship Recycling”.

Our global operations expose us to risks, such as political instability, terrorist or other attacks, piracy, war, and international hostilities, which may affect the tanker industry and adversely affect our business.

We are an international tanker company and conduct our operations globally. Our business, results of operations, cash flows, financial condition, and ability to pay dividends, if any, may be adversely affected by changing economic, political and government conditions in the countries and regions where the vessels in our Combined Fleet are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in Venezuela, the Middle East and the South China Sea region and other geographic countries and areas including the conflict between Russia and the North Atlantic Treaty Organization and tensions between China and Taiwan, geopolitical events such as terrorist or other attacks (and the threat of future terrorist and other attacks), including attacks on commercial vessels in the Red Sea, and Arabian Sea, piracy, war (or threatened war) or international hostilities, such as those between the United States and North Korea, between Russia and Ukraine, between Israel and Hamas and between the United States, Israel and Iran. Any of these occurrences, including, but not limited to, war in a country in which a material supplier or customer of ours is located, could have an adverse effect on our business, results of operations, and financial condition.

Continuing war and conflicts, terrorist attacks, as well as incidents of terrorism in the Middle East, and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks around the world, continue to cause uncertainty in the world’s financial markets and may affect our business, operating results, and financial condition. In the past, political instability has also resulted in attacks on vessels, mining of waterways, and other efforts to disrupt international shipping, particularly in the Arabian Gulf region and in the Black Sea in connection with the war between Russia and Ukraine and in the Red Sea in connection with the conflict between Israel and Hamas.

We have operations in high-risk areas where we are exposed to the risk of piracy and other types of attacks on ocean-going vessels. Piracy remains prevalent in certain regions, including but not limited to Somalia, the South China Sea, the Indian Ocean, the Gulf of Guinea, the Gulf of Aden, the Celebes Sea, the Sulu Sea, and parts of Asia including the Singapore Strait, posing significant risks to our vessels and crew. Geopolitical turmoil in the Middle East region may lead to collateral damages in the waters off Yemen as well as in the Gulf of Oman or Arabian Gulf. Since late February 2026, the military conflict in Iran has led to missile strikes and collateral damage to vessels in the Arabian Gulf, Strait of Hormuz and adjacent waters as well as damage to infrastructure, including port infrastructure. There have been attacks on vessels in our Combined Fleet in the past and there can be no assurance that we will not be victim of future attacks on our Combined Fleet. Any attacks on vessels in our Combined Fleet, such as attacks by pirates, could result in material damage to the vessels or harm to crew members and could have a material adverse effect on our business, financial condition, cash flows, and results of operations. Product and chemical tankers are exposed to significant risk of damage in the event of attacks such as missile strikes, terrorist attacks, collision or otherwise due to the nature of the cargo which is typically highly flammable and which can significantly damage the environment in the event of a spill. In addition, detention or hijacking as a result of an act of piracy against our Hafnia Vessels or JV Vessels, or increases in cost associated with seeking to avoid such events (including increased bunker costs resulting from vessels being rerouted or travelling at increased speeds as recommended by applicable best management practices) could have a material adverse impact on our business, results of operations, ability to pay dividends, cash flows and financial condition and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

Further, such attacks (or the risk of such attacks) may cause increased insurance premiums, restricted or reduced insurance coverage, increased operating costs due to increased security arrangements and increased operational costs, increased crew costs, off-hire, delays, and disruptions. If regions in which our Hafnia Vessels and JV Vessels are employed are or become characterised by insurers as “war risk” zones or Joint War Committee “war and strikes” listed areas, premiums payable for coverage in these areas could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew and security equipment costs, including costs relating to onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. Since early March 2026, several P&I Clubs in the International Group of P&I Clubs, including the P&I Clubs in which our Hafnia Vessels are insured, have issued notices of cancellation of war risk cover relating to Iran and Iranian waters and the Persian/Arabian Gulf and adjacent waters. Where we cannot obtain war risk insurance for our Hafnia Vessels or where such war risk insurance is not available at an acceptable price, we may be restricted from accepting, undertaking and/or completing certain voyages which could result in losses, claims from third parties, and/or lack of income from agreed charters.

Uncertainties relating to war and conflicts and the risk of terrorist, piracy or other attacks on vessels in our Combined Fleet could also in the future adversely affect our ability to obtain additional financing on terms commercially acceptable to us or at all, which could have a material adverse effect on our business and financial condition.

The war between Russia and Ukraine has had a significant direct and indirect impact on the trade of refined petroleum products. This war has resulted in the United States, the United Kingdom, and the European Union, among other countries, implementing sanctions and restrictive measures against certain persons, entities, and activities connected to Russia. See “If vessels in our Combined Fleet call on ports located in countries or territories that are subject to sanctions or embargoes imposed by the United States, the European Union, the United Kingdom, or other governments or our operations are otherwise deemed in conflict with sanctions or embargoes, monetary fines or other penalties could be imposed on us and our reputation may suffer harm.” for a description of the risks related to sanctions.

Disruptions to shipping in the Red Sea, Arabian Gulf, and Strait of Hormuz in connection with the conflict between Israel and Hamas and the conflict between the United States, Israel, and Iran or other disruptions to commonly used trading routes could have a negative effect on our operations, business, cash flows, financial condition, and results of operation.

Since late 2023, the shipping industry has been impacted by disruptions in the Red Sea due to Houthi forces based in Yemen attacking vessels transiting the Red Sea in connection with the conflict between Israel and Hamas. During 2025, vessels were gradually returning to the Red Sea, but since U.S. and Israel attacks on Iran in February and March 2026 and resulting Iranian attacks on surrounding areas, including attacks on commercial vessels, the number of vessels in the Red Sea has significantly decreased. Further, Iran has blocked the Strait of Hormuz and thereby restricted the ability of vessels to enter and exit the Arabian Gulf. We continuously review the situation in the Red Sea, Arabian Gulf, and adjacent areas and, as at the time of this Annual Report, expect to direct our vessels to avoid the Strait of Hormuz and to continue to go around the Cape of Good Hope until we are confident that resuming voyages in the Red Sea is safe for our crew and our vessels.

Our Hafnia Vessels and JV Vessels have in the past frequently passed through the Red Sea and the Suez Canal, and have passed through the Strait of Hormuz to the Arabian Gulf and if they are in the future directed to transit the Red Sea or the Arabian Gulf, there is a risk that they could be subject to attacks. Any such attack may result in material damage to the vessel or harm to our crew members and may additionally cause increased insurance premiums and increased operating costs due to increased security arrangements and unexpected and costly delays and increased crew costs to compensate the crew for the increased risk. Additionally, it may become difficult to obtain adequate insurance coverage at an acceptable price or at all. Furthermore, our crew members may refuse to complete a planned transit of the Red Sea or Strait of Hormuz which could lead to costly delays. Any of the forementioned consequences could have a material adverse effect on our operation and business.

If we choose not to direct the vessels in our Combined Fleet through the Red Sea, they will typically instead transit around the Cape of Good Hope. This voyage is longer and therefore increases the cost of the voyage. While we can currently pass on most of these costs to charterers, there can be no assurance that we will continue to be able to do so. If we cannot pass on the cost of the longer voyage to charterers, our cash flows, results of operations, and financial condition could be adversely impacted. During 2024 and 2025, we have observed a trend towards shorter voyages within hemispheres, bypassing the need to transit the Red Sea or to go around the Cape of Good Hope. A continued trend of shorter voyages or an increase in such a trend may lead to reduced earnings and therefore may negatively impact our results of operations.

If other vessel operators start to direct their vessels to transit the Red Sea and Suez Canal or the Strait of Hormuz and Arabian Gulf while we direct our vessels to avoid the Strait of Hormuz and go around the Cape of Good Hope, our competitiveness may be negatively impacted as our competitors may be able to offer shorter voyages and better rates. Our reduced capacity and/or our reduced competitiveness may negatively impact our cash flows, results of operations, and financial condition.

If security in the Red Sea improves and the industry deems it safe to resume normal transit through the Suez Canal, demand for additional tanker capacity caused by rerouted voyages around the Cape of Good Hope would decline. This could result in shorter voyages, lower demand for our vessels, and downward pressure on charter rates. Such impacts could negatively impact our earnings and financial performance.

We cannot accurately assess or estimate what impact the situation in the Red Sea, Arabian Gulf, and Strait of Hormuz, or other disruptions to commonly used trading routes, could have on our operations and financial condition in the long term.

If vessels in our Combined Fleet call on ports located in countries or territories that are subject to sanctions or embargoes imposed by the United States, the European Union, the United Kingdom, or other governments or our operations are otherwise deemed in conflict with sanctions or embargoes, monetary fines or other penalties could be imposed on us and our reputation may suffer harm.

To the best of our knowledge, our Hafnia Vessels and JV Vessels have not called, in violation of applicable sanctions laws or embargo laws, at ports located in countries or territories subject to country-wide or territory-wide comprehensive sanctions and/or embargoes imposed by the U.S. government, the European Union, the United Kingdom or other authorities (“Sanctioned Jurisdictions”). We endeavour to take precautions reasonably designed to mitigate the risk of any such occurrences, but it is possible that, in the future, vessels in our Combined Fleet may carry cargo from or call on ports in Sanctioned Jurisdictions on charterers’ instructions with or without our consent. If any such activities result in a violation of applicable sanctions or embargo laws, we could be subject to monetary fines, civil or criminal penalties, or other sanctions, and our reputation and the market for our ordinary shares could be adversely affected. Even though we take precautions reasonably designed to mitigate such activities, such as enhanced due diligence and Know Your Customer (“KYC”) procedures for counterparty onboarding, recurrent screening, and including relevant provisions in charter agreements forbidding the use of vessels in our Combined Fleet in trade that would violate sanctions laws or embargo laws, there can be no assurance that we will maintain such compliance, particularly as the scope of certain sanctions laws and embargo laws may be unclear and may be subject to changing interpretations.

Certain sanctions exist under a strict liability regime. This means that for a party to be liable under the sanctions, it is not a requirement that the party knew they were violating sanctions or that they intended to violate sanctions. We could be subject to monetary fines, civil or commercial penalties, or other sanctions for violating applicable sanctions or embargo laws even in circumstances where our conduct or the conduct of one of our charterers was inconsistent with our sanctions-related policies, unintentional, or inadvertent.

The laws and regulations of the jurisdictions in which we operate or whose laws and regulations are otherwise applicable to us vary in their application and do not all apply to the same covered persons or prohibit the same activities. In addition, the sanctions and embargo laws and regulations of each jurisdiction may be amended over time to increase or reduce the restrictions they impose, and the lists of persons and entities designated under these laws and regulations are frequently amended. Moreover, most sanctions regimes provide that entities owned or controlled by the persons or entities designated in such lists are also subject to sanctions. The United States and European Union have enacted new sanctions programs in recent years. Additional countries or territories, as well as additional persons or entities within or affiliated with those countries or territories, have been (and in the future may be) the target of sanctions. Furthermore, the United States has increased its focus on sanctions enforcement with respect to the shipping sector. Following the U.S. intervention in Venezuela in early 2026, it remains uncertain to what extent sanctions on Venezuela will be retained, expanded or amended. The impact of the amendment of the current sanctions regulations on Venezuela could have an impact on our industry and our business, but as at the date of the Annual Report, we are not able to accurately predict such effects. Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future the subject of sanctions imposed by the United States, the EU, and/or other international bodies. If we determine that such sanctions require us to terminate existing or future contracts to which we or our subsidiaries are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected, or we may suffer reputational harm. As at the date of this Annual Report, to the best of our knowledge, we do not believe that any of our existing counterparties are affiliated with persons or entities that are subject to such sanctions.

As a result of Russia’s actions in Ukraine, the United States, the European Union and United Kingdom, and other governments have imposed significant sanctions on persons and entities associated with Russia and Belarus, as well as comprehensive sanctions on certain areas within the Donbas and Luhansk regions of Ukraine, and such sanctions apply to entities owned or controlled by such designated persons or entities. These sanctions adversely affect our ability to operate in the region and also restrict parties whose cargo we may carry. Sanctions against Russia have also placed significant prohibitions on the maritime transport of seaborne Russian oil, the importation of certain Russian energy products and other goods, and new investments in the Russian Federation. These sanctions further limit the scope of permissible operations and cargo we may carry. These sanctions, and any future sanctions, whether related to the war between Russia and Ukraine or otherwise, may have an adverse impact on our business, and in a worst-case scenario, our ability to trade with certain countries, including entities and individuals linked to such countries, may be severely restricted. The EU and the United States have prohibited a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. An exception exists to permit such services when the price of the seaborne Russian oil does not exceed the relevant price cap, but implementation of this price exception relies on a recordkeeping and attestation process that allows each party in the supply chain of seaborne Russian oil to demonstrate or confirm that oil has been purchased at or below the price cap. From February 27, 2025, the United States has also prohibited the provision of petroleum services in certain specified circumstances, including for the provision of services for products purchased at or below the aforementioned price caps. Violations of the petroleum services prohibition or the price cap policy, including the risk that information, documentation, or attestations provided by parties in the supply chain are later determined to be false or insufficient, may pose additional risks adversely affecting our business.

With effect from December 18, 2023, sanctions were introduced by the EU that prohibit the direct or indirect sale or other transfer of tanker vessels to any natural or legal person in Russia or for use in Russia unless a license is obtained from the competent national authority. With effect from February 24, 2025, a ban was introduced on direct or indirect transactions with certain Russian infrastructure, including ports, except where such transactions are covered by specified exceptions for EU operators and notified to their relevant EU member state.

When we divest vessels from our Hafnia Fleet, we conduct a thorough screening process to ensure that the divestments are made in accordance with applicable sanctions. While we take such precautions, including by way of enhanced due diligence and KYC procedures for counterparty screening, including review of our counterparties’ general use of vessels and include provisions in the agreements for the sale of vessels restricting the buyers from using the divested vessel in trade that would violate sanctions laws or embargo laws, there is a risk that the buyers will breach the terms of the sale agreement and/or have provided misleading or fraudulent information for the purposes of our due diligence and screening procedures, in which case we may be found to have acted in breach of sanctions and could be subject to penalties, reputational or financial harm and our business may be adversely affected.

In February 2026, the EU Council announced a 20th sanctions package regarding Russia which would, amongst other things, introduce a full maritime services ban for Russian crude oil and further restrict the ability of Russia to acquire tankers to be used for the dark fleet. As at the date of this Annual Report, the 20th sanctions package has not been adopted. Conversely, as a result of the conflict in Iran and the resulting volatility in the global oil markets, on March 12, 2026, the United States Department of the Treasury's Office of Foreign Assets Control (OFAC) issued a general license authorizing, through 12:01 a.m. eastern daylight time on April 11, 2026, the sale, delivery, or offloading of Russian Federation origin crude oil or petroleum products loaded on any vessel on or before 12:01 a.m. eastern daylight time on March 12, 2026, including vessels previously blocked by OFAC under several existing sanctions programs.

On 29 September 2025, the EU Council reimposed a number of sanctions on Iran, including restrictions on import to the EU of crude oil, petrochemicals and petroleum products originating from Iran, restrictions on making vessels designed for the transport or storage of oil and petrochemical products, such as the vessels in the Combined Fleet, available to Iranian persons, entities or bodies and obligations for providers of vessels designed for the transport or storage of oil and petrochemical products taking appropriate actions to prevent the vessel being used to carry or store oil or petrochemical products that originate in Iran or have been exported in Iran. Violations of these sanctions, including the risk that information, documentation, or attestations provided by parties in the supply chain are later determined to be false or insufficient, pose risks that may adversely affect our business.

The EU sanctions generally apply to actions taken from within the EU territory, by EU-based employees and EU nationals, and by EU-based companies. Therefore, although the majority of our Hafnia Vessels and JV Vessels are legally owned by non-EU companies, we need to ensure compliance with these sanctions and other applicable sanctions and restrictions when and if we divest vessels.

If sanctions are in the future introduced which restrict the transport, import or export of oil products refined in non-sanctioned countries or territories which are based on unrefined oil from sanctioned countries or territories, our due diligence processes in connection with loading of cargo and purchasing of fuels for our vessels would need to be extended and new procedures would have to be implemented to ensure the accurate tracing and screening of cargoes and fuels. There could be a risk of fraudulent and misleading documentation being included in the chain of documents for fuels and there could be a risk that we could not identify potential sanctions risk in the products we are transporting on behalf of our charterers. Although we contractually restrict our charterers from transporting cargo subject to sanctions, there can be no assurance that we would be able to recover any financial losses suffered as a result of a breach of the applicable sanctions and we could be subject to penalties, reputational or financial harm, and our business may be adversely affected.

Although we believe that we have been and are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any future violation of applicable sanctions and embargo laws and regulations could result in fines, penalties, or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest in us. A breach of sanctions, inadvertently or not, could result in Hafnia becoming a Specially Designated National (“SDN”) under sanctions issued by the United States, European Union, United Kingdom, United Nations or other authorities. This, in turn, could in the worst case be terminal for our business.

Furthermore, a breach of sanctions, inadvertently or not, could constitute a breach under certain of our contractual arrangements, including but not limited to financing arrangements, and such breach of contractual arrangements could have a material negative impact on our business, financial position, and cash flows.

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

The complexity and evolving nature of sanctions create potential inadvertent misinterpretation, which may expose us to reputational harm even if no actual breach of sanctions has occurred. Furthermore, the concept of ‘good business practice’ in our industry may develop and is in all cases subject to subjective interpretation. Unsubstantiated allegations from journalists or other stakeholders that suggest we may have breached sanctions or may not have followed ‘industry good business practice’ may result in reputational damage, could have a negative impact on market sentiment and therefore the price of our ordinary shares, and could result in a potential loss of business.

We may be subject to litigation that, if not resolved in our favour and not sufficiently insured against, could have a material adverse effect on us.

We and our activities are subject to both Singapore law and foreign laws and regulations, many of which include legal standards, which are subject to interpretation, and we are party to agreements and transactions involving matters of assessment of interests of various stakeholders and valuation of assets, liabilities and contractual rights and obligations. Furthermore, we may be subject to the jurisdiction of courts or arbitral tribunals in many different jurisdictions.

Our counterparties and other stakeholders or authorities may dispute our compliance with laws and regulations or contractual undertakings or the assessments made by us in connection with our business and our entry into agreements or transactions. The outcome of any such dispute or legal proceedings is inherently uncertain and may result in payment of substantial amounts in legal fees and damages or that a transaction or agreement is deemed invalid or voidable. Such proceedings or decisions could have a material adverse effect on our future performance, results of operations, cashflows and financial position. If cases or proceedings in which we may be involved are determined to our disadvantage, it may result in fines, default under our credit facilities, damages, or reputational damage and could have a material adverse effect on our future performance, results of operations, cash flows, and financial position.

Maritime claimants could arrest or attach vessels in our Combined Fleet, which would have a negative effect on our cash flows.

Crew members, suppliers of goods and services to a vessel, shippers of cargo, lenders, and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims, or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting or attaching a vessel through judicial or foreclosure proceedings. Furthermore, claimants could try to assert “sister ship” liability against one vessel in our Combined Fleet for claims relating to another of our ships. The arrest or attachment of one or more of the vessels in our Combined Fleet could interrupt our business, result in a significant loss of earnings for the related off-hire period, or require us to pay large sums of money to have the arrest lifted, and could therefore have a material negative effect on our cash flows.

Governments could requisition vessels in our Combined Fleet during a period of war or emergency, which may negatively impact our business, financial condition, cash flows, results of operations, available cash and ability to pay dividends.

A government could requisition one or more of the vessels in our Combined Fleet for title or hire. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Though we may be entitled to compensation in the event of a requisition or one or more of the vessels in our Combined Fleet, the amount and timing of such payment would be uncertain. Government requisition of one or more of the vessels in our Combined Fleet may negatively impact our business, financial condition, cash flows, results of operations, available cash, and ability to pay dividends.

Technological innovation could lower our vessel utilisation, reduce our charter rates and/or reduce the value of our Hafnia Vessels and JV Vessels.

The charter rates and the value and operational life of a vessel are determined by a number of factors, including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy, and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbours, utilise related docking facilities, and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance, and the impact of the stress of operations. We may face competition from companies with more modern vessels with more fuel efficient designs than the vessels in our Hafnia Fleet, and if new tankers are built that are more efficient or more flexible or have longer physical lives than the current generation vessels, competition from the current vessels and any more technologically advanced vessels could adversely affect our vessel utilisation, charter rates for the vessels in our Combined Fleet and the resale value of our Hafnia Vessels and JV Vessels. Similarly, if technologically advanced vessels are needed to comply with environmental laws, the necessary investment, along with the foregoing factors, could have a material adverse effect on our results of operations, cash flow, available cash, and the resale value of vessels.

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

Companies across all industries are facing increasing scrutiny relating to their ESG policies and disclosure requirements. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants have been increasingly focused on ESG practices, especially as they relate to environmental health and safety, diversity, labour conditions and human rights, and have placed increasing importance on the implications and social cost of their investments. The increased attention and activism related to ESG and similar matters may hinder our access to capital, as investors and lenders may decide to reallocate capital or not commit capital as a result of their assessment of our ESG practices. Failure to adapt to or comply with evolving investor, lender or other industry shareholder expectations and standards, or the perception of not responding appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may damage our reputation or the market price of our ordinary shares, resulting in direct or indirect material and adverse effects on our business and financial condition.

In the EU, rules and regulations have been and are being developed requiring companies to further report on their corporate sustainability. Among these rules is the Corporate Sustainability Reporting Directive (“CSRD”). The CSRD requires companies to disclose information on what they see as risks and opportunities arising from social and environmental issues and on the impact of their activities on people and the environment. The specific information to be reported is set out in the European Sustainability Reporting Standards. The CSRD applies to certain EU companies and companies listed on EU stock exchanges, including non-EU companies listed on EU stock exchanges and will in time also apply to certain non-EU companies with EU subsidiaries or branches in EU member states. Norway has implemented the CSRD into national law, with the CSRD to take effect in Norway at the same time as in the EU. In February 2026, the EU adopted an omnibus I simplification package (“Omnibus I”) which will restrict the scope of the CSRD to companies with more than 1,000 full-time employees and a minimum net turnover of EUR 450 million. As of the date of this Annual Report, Omnibus I has not been implemented in Norway.

In addition to the CSRD, the directive on corporate sustainability due diligence directive (the “CSDDD”) entered into force and must be transposed into national law by EU member states by July 2028, and would be expected to become applicable from mid-2029. The CSDDD will require companies to undertake due diligence on the company’s own operations, their subsidiaries, and where related to their value chain(s), those of their business partners. As a result of Omnibus I, the CSDDD will only apply to very large companies, meaning those with more than 5,000 full-time employees and a global net turnover of at least EUR 1.5 billion.

We are, due to our listing on the Oslo Børs in Norway, subject to the CSRD, the EU Taxonomy Regulation (“EU Taxonomy”), and may in the future become subject to the CSDDD depending on how the CSDDD is implemented into law in Norway and whether we exceed the thresholds set out in the CSDDD. Although the scope of companies subject to the CSRD has been reduced by Omnibus I, we expect to continue to be subject to the CSRD in the future. The EU Taxonomy is a classification scheme that translates the environmental objectives of the European Union into criteria to be used in the determination of whether an economic activity can be considered environmentally sustainable.

We may have to incur significant additional costs and may have to acquire additional resources to implement, monitor, report, and comply with the wide-ranging ESG requirements we are and may become subject to in the future, including, but not limited to, the above-described EU and Norwegian requirements. Additionally, compliance with ESG-requirements may take up time for our management and Board of Directors, and we cannot predict what influence, if any, this will have on our business, future performance, and financial condition. If we cannot comply with applicable ESG reporting requirements, we may be subject to criminal or civil penalties, our reputation may suffer harm, and our business, results of operations, cash flows, and financial condition may be adversely impacted.

We may in the future face increasing pressures from investors, lenders, and other market participants who are increasingly focused on climate change to prioritise sustainable energy practices, reduce our carbon footprint, and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so our existing and future investors and lenders remain invested in us and make further investments in us, especially given the highly focused and specific trade in which we are engaged. We may have to increase our resource allocation to comply with more stringent ESG procedures or standards which could increase our costs and capital expenditures. Members of the investment community are also increasing their focus on ESG disclosures, including disclosures related to GHG and climate change in the energy industry in particular, and diversity and inclusion initiatives and governance standards among companies more generally. As a result, we may face increasing pressure regarding our ESG disclosures. If we do not meet the ESG standards set or expected by investors, lenders, and other market participants, our business and/or our ability to access capital could be adversely impacted.

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

Conversely, in recent years, “anti-ESG” sentiment has gained momentum across the United States, with several states and Congress having proposed or enacted “anti-ESG” policies, legislation, or initiatives, or issued related legal opinions, and the U.S. President having recently issued an executive order opposing diversity, equity, and inclusion (DEI) initiatives in the private sector. In 2025, the Securities and Exchange Commission’s (the “SEC”) voted to end its defense of climate-related disclosure rules that the SEC adopted in March 2024, which were facing judicial review in a number of court challenges and ultimately under consideration by the U.S. Court of Appeals for the Eighth Circuit. It is unlikely that the proposed rules in any form will become effective. However, if climate-related disclosure rules do become effective in the future, although the ultimate form and substance of these requirements are not yet known, they may result in additional costs to comply with any such disclosure requirements.

Anti-ESG and anti-DEI-related policies, legislation, initiatives, litigation, legal opinions, and scrutiny could result in us facing additional compliance obligations, becoming the subject of litigation, investigations, and enforcement actions, or sustaining reputational harm, any of which could have a material negative effect on our financial condition. Therefore, to the extent we take actions that are seen as positive by some investors, other investors may take issue with such actions or face regulatory pressure to refrain from investing in or divesting from our business. As we are listed in both Norway and the United States, we may become subject to conflicting requirements. There is a risk that we may be obligated to take certain actions, for example in relation to ESG, which could expose us to litigation, investigations, or enforcement actions in other jurisdictions.

From time to time, in alignment with our sustainability priorities, we may establish and publicly announce goals and commitments with respect to certain ESG items, such as maritime decarbonisation. While we may create and publish voluntary disclosures regarding ESG matters from time to time, many of the statements in those voluntary disclosures are based on hypothetical expectations and assumptions that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations and assumptions are necessarily uncertain and may be prone to error or subject to misinterpretation, given the long timelines involved and the lack of an established single approach to identifying, measuring and reporting on many ESG matters. If we fail to achieve or improperly report on our progress toward achieving our environmental goals and commitments, the resulting negative publicity could adversely affect our reputation, our business and/or our access to capital.

Finally, certain organisations that provide information to investors on corporate governance and related matters have developed rating processes to evaluate companies’ approach to ESG. Such ratings are used by some investors to inform their investment and voting decisions. Unfavourable ESG ratings and recent activism aimed at shifting funding away from companies with fossil fuel-related assets could lead to increased negative investor sentiment toward us and our industry, and to the diversion of investment to other, non-fossil fuel markets, which could negatively impact our access to and costs of capital.

Potential labour disruptions could interfere with our operations and have an adverse effect on our business.

As at December 31, 2025, we had more than 4,500 seafarers employed on Hafnia Vessels directly by us or through external technical managers, and a total of more than 4,800 employees onshore and off-shore. The majority of our seagoing staff is represented by labour unions under collective bargaining agreements in their home countries, which include several jurisdictions. We believe we will be able to negotiate new collective bargaining agreements and/or renew our collective bargaining agreements in the future; however, there is a risk of potential material labour disputes and disruption of our operations associated with the negotiation and renegotiation of such agreements. Future labour disputes and/or adverse employee relations may materially affect our operations and reputation.

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

Our operations need to comply with the ISM Code, the International Ship and Port Facility Security Code (the “ISPS Code”), and national security regulations such as the U.S. Maritime Transportation Security Act of 2002. Furthermore, we are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates, and financial assurances with respect to our operations. Port authorities or other authorities may carry out security and customs inspections affecting vessels in our Combined Fleet, which could result in the seizure of cargo or vessels, delays, or fines.

If the vessels in our Combined Fleet are determined to be noncompliant with security or customs regulation or other applicable regulation or we fail to obtain such permits, licenses, certificates and financial assurances as required by relevant authorities, we may be prohibited from trading in certain ports and our business, future performance, results of operations, cash flows and financial position may be adversely affected. Changes to applicable security, customs, and other regulations and changes to inspection procedures could impose additional financial and legal obligations on us or our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

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

The operation of ocean-going vessels carries inherent risks. The vessels in our Combined Fleet and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather, and other acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labour strikes and boycotts. For example, the war between Russia and Ukraine resulted in missile attacks on commercial vessels in the Black Sea, the conflict between Israel and Hamas resulted in Houthi forces attacking vessels in the Red Sea and the United States and Israel’s military intervention in Iran has resulted in strikes on vessels in the Red Sea and Arabian Sea and a closure of the Strait of Hormuz. See “— Risks Related to Our Industry – Disruptions to shipping in the Red Sea and, Arabian Gulf and Strait of Hormuz in connection with the conflict between Israel and Hamas and the conflict between the United States, Israel and Iran or other disruptions to commonly used trading routes could have a negative effect on our operations, business, cash flows, financial condition, and results of operations” above for more information on the disruptions to shipping in the Red Sea, Arabian Gulf and Strait of Hormuz. These hazards may result in death or injury to persons, loss of revenues or property, payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships, market disruptions, and interference with shipping routes (such as delay or rerouting), any of which may reduce our revenue or increase our expenses and also subject us to litigation. In addition, the operation of tankers has unique operational risks associated with the transportation of chemical and petroleum products. A spill of such products may cause significant environmental damage, and the associated costs could exceed the insurance coverage available to us. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.

In recent years, particularly following the implementation of wide-ranging sanctions on the shipping industry, including sanctions on Russia and on the transportation of certain Russian products introduced as a result of the war between Russia and Ukraine, the so-called ‘dark fleet’—comprising vessels that operate outside maritime regulations—has grown significantly. Vessels in the ‘dark fleet’ may be sanctioned or may be operating in breach of applicable sanctions, may be operated in violation of safety and environmental regulations and standards, may be old and poorly maintained, may have inadequate or no insurance, and may have unclear ownership. Because many of these vessels are poorly maintained and operated, the likelihood of incidents and accidents increases, including collisions and other accidents that could involve vessels operating lawfully. In some cases, there is a risk that vessels in the dark fleet turn off their AIS transponders or navigation lights, making it difficult or impossible for others to detect their location. This risk is especially significant if a vessel in the dark fleet is uninsured, as there may be no cover for damage caused by an incident or accident. An incident or accident involving a dark fleet vessel that affects a vessel in our Combined Fleet could result in death or injury to persons, damage to the vessels, and environmental harm, which could in turn have a material adverse effect on our results of operations, financial condition, and cash flow.

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

The vessels in our Combined Fleet may be obligated to deviate from their tasks and conduct salvage operations. Such a salvage operation may prove costly in terms of time and resources, and can thus be a substantial burden on the commercial vessel and may pose risks to the safety of the crew, vessel, and cargo. If we are not able to mitigate this potential exposure and, depending on the number of such salvage operations that must be carried out in the future, this could have a material adverse effect on our future performance, results of operations, cash flows, and financial position.

There is a risk that third parties may engage in criminal activities involving our vessels, for example, by attempting to smuggle drugs or other contraband aboard, with or without our crew’s knowledge. If such contraband is discovered or if our vessels are otherwise affected by criminal activity, we could face reputational damage and regulatory or governmental claims, including the risk of forfeiture of the vessel on which contraband has been found, which may materially affect our business, financial condition, cash flows, and results of operations.

We have in the past acquired and may in the future continue to acquire second-hand vessels. While we inspect previously owned or second-hand vessels prior to purchase, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us, and a second-hand vessel may have conditions or defects that we were not aware of. Additionally, we generally do not receive the benefit of warranties from the shipyard for the second-hand vessels we acquire.

All chemical and product tanker companies will be exposed to the risks outlined above. However, we own and operate a considerable fleet, both in absolute and relative terms. The sizable fleet allows us to benefit from long-term planning and optimisation of operational performance, risk management, drydocking, and regulatory changes. Regardless, the risks presented could materially and adversely affect our results of operations and business.

International, regional, and local competition rules and regulations for the shipping industry may adversely affect our business, financial condition, and results of operations.

Part of our strategy has been to grow our Hafnia Fleet through acquisitions and newbuilds. Our Combined Fleet constituted approximately 5% of the global chemical and product tanker fleet as at December 31, 2025, when compared with the worldwide total clean product tanker fleet deadweight tonnage as at March, 2026, as further detailed in “Item 4. Information on the Company – B. Business Overview – Industry”. Any expansion must comply with anti-trust and competition rules, potentially requiring filing for clearances and approvals that may not be available, may be delayed, or may result in a transaction being prohibited or permitted with conditions that may be unacceptable. There can be no assurance that any such transactions will be approved or consummated, which may hinder our growth opportunities or result in penalties from regulatory authorities.

We may in the future experience difficulties in employing and retaining the personnel required to maintain and develop our business, and a shortage of relevantly skilled personnel in the future may have material adverse consequences for our operations, business, and financial condition.

We require highly skilled personnel, both onshore and offshore, to operate our business. There can be no assurance that we will be able to attract and retain such employees on reasonable terms in the future, and our ability to attract and retain employees and management may be affected by circumstances beyond our control.

Our future development and prospects depend to a large degree on the experience, performance, and continued service of our senior management team members and key employees. We cannot guarantee that we will be able to retain the services of the current directors, senior management team members, and key employees, or that we will be able to identify and employ suitable replacements in the future. The loss of services of any of our directors, senior management team members, or key employees and/or the failure to identify and employ suitable replacements in the future may have a material adverse effect on our business, our ability to grow our business, our performance, and our financial condition.

We may additionally experience difficulties in employing technically skilled officers. Our Hafnia Vessels and JV Vessels require technically skilled officers with specialised training in operating and crewing chemical and product tankers. Certain of our customers have officers’ requirement matrices with predetermined standards for vessel operators, including service time and shipping sector experience. The demand for technically skilled officers has increased, leading to a shortage of such personnel. A continuing or worsening deficit in the supply of technically skilled officers could impair our ability to operate and further increase the cost of crewing vessels in our Hafnia Fleet. Additionally, changes to international and national rules of employment may have a material impact on our flexibility in manning our Hafnia Vessels and JV Vessels. Any such developments impacting our ability to attract and retain qualified employees and management on reasonable terms in the future may adversely affect our future performance, results of operations, cash flows, and financial position.

We may have difficulty managing our growth, if any, properly.

We have and may continue to grow by expanding our operations and adding to our Hafnia Fleet. Any future growth will depend upon a number of factors, some of which may not be within our control, including our ability to effectively identify, purchase, finance, develop, and integrate any vessels or businesses. The expansion of our business, if any, may impose significant additional responsibilities on our management and employees. The number of employees that perform services for us, and our current operating and financial systems, may not be adequate if we expand our business, and we may not be able to effectively hire more employees or adequately improve those systems. Finally, acquisitions may require additional equity issuances or debt issuances (with amortisation payments), or entry into other financing arrangements, which could, among other things, reduce our available cash. If any such events occur, our business, reputation, financial condition, and results of operations may be adversely affected, and the amount of cash available for distribution as dividends to our shareholders may be reduced. We cannot give any assurance that we will successfully execute any growth plans or that we will not incur significant expenses and losses in connection with our future growth.

An increase in operating expenses and voyage expenses could have a material adverse effect on our results of operations and cash flows.

Vessel operating expenses include crewing, provisions, deck and engine stores, insurance, certain security measures, and maintenance and repairs. Voyage expenses include expenses such as fuel (bunkers) and port and canal charges. Additionally, if vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydocking repairs are unpredictable and can be substantial. The size of these expenses depends on a variety of factors, including many that are beyond our control and subject to market developments, and some, primarily relating to insurance, crewing, and enhanced security measures, have been increasing on a relative basis and may increase further in the future. An increase in vessel operating expenses and/or voyage expenses may have a material adverse effect on our future performance, results of operations, cash flows, and financial position.

Under bareboat charter parties, the charterer is responsible for voyage expenses and vessel operating expenses. Under time charter parties, the charterer is responsible for voyage expenses, and the owner is responsible for the vessel operating expenses. As at December 31, 2025, we had three Hafnia Vessels operating under bareboat charter-in agreements (all entered into in the course of sale and lease-back financing arrangements), and the remaining Hafnia Vessels are owned directly, indirectly, or through one of our joint ventures. Further, as at December 31, 2025, we had 32 Hafnia Vessels, JV Vessels (excluding one newbuild), and TC Vessels on long-term time charter-out agreements (with initial terms of six months or greater). When our Hafnia Vessels are employed in one of the Pools, the Pool is responsible for voyage expenses, and we are responsible for vessel operating expenses. As at December 31, 2025, 91 out of 123 Hafnia Vessels were employed through the Pools or on spot charters outside the Pools. When our Hafnia Vessels operate directly in the spot market on voyage charters, we are responsible for both voyage expenses and vessel operating expenses.

Many of our Hafnia Vessels and TC Vessels are employed in the spot market or in spot market-oriented pools, and therefore, fuel (bunkers) is typically the largest expense affecting our operations. Changes in fuel prices may adversely affect our profitability and results of operations. The cost of fuel, including the fuel efficiency or capability to use lower-priced fuel, can also be an important factor considered by charterers in negotiating charter rates. While we believe we can pass increased costs to customers and gain a competitive advantage from higher fuel prices due to the greater fuel efficiency of our Hafnia Fleet compared to the average global fleet, changes in the price of fuel may adversely affect our profitability. The price and supply of fuel are unpredictable and fluctuate based on events outside our control, including geopolitical developments, such as, but not limited to, the ongoing war between Russia and Ukraine and the conflict between Israel and Hamas, actions by OPEC, and other oil and gas producers, war and unrest in oil-producing countries and regions, regional production patterns and environmental concerns.

In recent years, our operating expenses and voyage expenses have also been influenced by rising inflation in the United States and globally due to, among other things, global supply chain issues, the ongoing war and conflicts between Ukraine and Russia, and between Israel and Hamas, rising energy prices, and strong consumer demands. An inflationary environment can increase our expenses, including the cost of labour, vessel operating expenses, and voyage expenses, which may have a material adverse impact on our financial results. Inflation has had an impact on our operating results, and prolonged periods of inflationary pressure could have a negative macroeconomic effect on the demand for tankers worldwide, which may adversely affect our business, financial condition, and results of operations. Additionally, continued inflationary pressure could negatively affect our future access to financing and could have a negative effect on the securities markets generally, which may, in turn, have a material adverse effect on the market price of our ordinary shares.

Breakdowns in our information technology, including as a result of cyberattacks, disruptions, failures, or security breaches may negatively impact our business, including our ability to service customers, and may have a material adverse effect on our future performance, results of operations, cash flows, and financial position.

Our ability to operate our business and service our customers is dependent on the continued operation of our information technology (“IT”) systems, including our IT systems that relate to, among other things, the location, operation, maintenance, and employment of the vessels in our Combined Fleet. We use our IT systems to communicate with and monitor the vessels in our Combined Fleet, and those vessels rely on our IT systems for their operations. Our IT systems may be compromised by a malicious third party, man-made or natural events, or the intentional or inadvertent actions or inactions by our employees or third-party service providers. If our IT systems experience a breakdown, including as a result of cyberattacks, disruptions, failures, or security breaches, our business information may be lost, destroyed, disclosed, misappropriated, altered, or accessed without consent, and our IT systems, or those of our service providers, may be disrupted. Disruptions may be caused by natural disasters, catastrophic events, deliberate attacks, or other events outside our control, which are difficult or impossible to prevent or prepare for. Any of the foregoing events or occurrences could have a material adverse effect on our business.

Cybercrime attacks could cause disclosure and destruction of business databases, exposure to payment fraud, and could expose us to extortion by making business data temporarily unreadable or subject to threats of publicising, selling, or any other way of exploiting the data. As cyberattacks become increasingly sophisticated, and as tools and resources become more readily available to malicious third parties, there can be no guarantee that our actions, security measures and controls can provide absolute security against compromise though they were designed to prevent, detect or respond to intrusion, to limit access to data, to prevent destruction or alteration of data or to limit the negative impact from such attacks.

Any breakdown in our IT systems, including breaches or other compromises of information security and data security, whether or not involving a cyberattack, and/or disruptions of our IT systems could materially and adversely affect our business and results of operations and may result in decreased performance, downtime, data loss, loss of funds, loss of suppliers or customers and may lead to lost revenues resulting from a loss in competitive advantage due to the unauthorised disclosure, alteration, destruction or use of proprietary information, including intellectual property, the failure to retain or attract customers, the disruption of critical business processes or information technology systems and the diversion of management’s attention and resources. In addition, such a breakdown could result in significant remediation costs, including repairing system damage, engaging third-party experts, deploying additional personnel, training employees, and compensation or incentives offered to third parties whose data has been compromised. We may also be subject to legal claims or proceedings, including regulatory investigations and actions, attendant legal fees, as well as potential settlements, judgments, and fines.

Moreover, cyberattacks against the Ukrainian government and other countries in the region have been reported in connection with the recent war between Russia and Ukraine. To the extent such attacks have collateral effects on global critical infrastructure or financial institutions, such developments could adversely affect our business, operating results, and financial condition. At this time, it is difficult to assess the likelihood of such a threat and any potential impact on our business.

Furthermore, vessels’ GPS systems are subject to the risk of attacks, including the risk of hacking of GPS systems, potentially leading to disruptions of navigational functions or false information, GPS jamming affecting vessels and rendering a vessel’s navigation systems ineffective, and GPS spoofing, where false GPS signals are sent to mislead a vessel’s navigational systems. GPS jamming and GPS spoofing have been observed mainly in high-risk areas, such as the Red Sea, Black Sea, Gulf of Finland, Novorossiysk and Crimea, South Korea’s West Coast, Arabian Gulf, Strait of Hormuz, and Gulf of Oman. If the GPS attack is not identified by the vessel’s crew, there is a risk of navigational errors and maritime accidents.

Additionally, there is a growing trend and development in the use of Artificial Intelligence (“AI”) technologies, notably generative AI. Internally, policies and guidelines have been put into place to educate and govern the appropriate use of AI tools. We have a dedicated IT team to oversee the governance and integration of AI across our systems. At this stage, we do not expect the use of AI to pose an increased risk to our industry or business.

Even without actual breaches of information security, protection against increasingly sophisticated and prevalent cyberattacks may result in significant future prevention, detection, response, and management costs, or other costs, including the deployment of additional cybersecurity technologies, engaging third-party experts, deploying additional personnel, and training employees. Further, as cyberthreats are continually evolving, our controls and procedures may become inadequate, and we may be required to devote additional resources to modify or enhance our systems in the future. Such expenses could have a material adverse effect on our future performance, results of operations, cash flows, and financial position. For information on our cybersecurity policies, please see “Item 16K. Cybersecurity”.

Recent actions by the IMO’s Maritime Safety Committee and U.S. agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future to combat cybersecurity threats. By IMO resolution, administrations have been encouraged to ensure that cyber-risk management systems are incorporated by shipowners and managers in their first annual Document of Compliance audit after January 1, 2021. In February 2021, the U.S. Coast Guard published guidance on addressing cyber risks in a vessel’s safety management system, and in January 2025, the U.S. Coast Guard published a final rule, Cybersecurity in the Marine Transportation System, which became effective July 16, 2025. Under this rule, U.S.-flagged vessels, outer continental shelf facilities, and facilities subject to the U.S. Maritime Transportation Security Act are required to develop Cybersecurity and Cyber Incident Response Plans, designate a Cybersecurity Officer to implement plans, and to report certain cyber incidents to the National Response Center. This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. Additionally, in 2023, the European Union adopted its second Network and Information Security (NIS2) directive. This directive may have an impact on our business and may require us to incur additional expenses and take measures in order to enhance our cybersecurity. If we are not in compliance with applicable rules, we may be subject to penalties for noncompliance. As at the date of this Annual Report, there has been no monetary impact from complying with NIS2.

The market values of our Hafnia Vessels and JV Vessels may fluctuate substantially, potentially leading to impairment charges, losses upon the sale of a vessel, or other material adverse effects on our business, financing agreements, or financial condition.

We have a significant chemical and product tanker fleet. The value of these chemical and product tankers may fluctuate due to a number of different factors including, but not limited to, the prevailing level of charter rates and freight rates, general economic and market conditions affecting the international shipping industry and the oil and energy markets, types, sizes, condition, and ages of vessels, supply and demand for vessels, availability of or developments in other modes of transportation, competition from other owners and operators of chemical and product tankers, cost of newbuilds, applicable governmental or other regulations and technological advances. In addition, as vessels grow older, they generally decline in value. The market values of vessels have generally experienced high volatility. In the past decade, market values were relatively low through 2021, then significantly improved in 2022 and 2023 before declining again in the second half of 2024. Market value of vessels subsequently began to recover in the second half of 2025, and continued into 2026. It is uncertain and unpredictable how the above-mentioned factors will impact the value of our Hafnia Vessels and JV Vessels in both the short term and the long term. Any fluctuations in vessel values may result in us having to record impairment charges or cause us to be unable to sell vessels at a reasonable value, either of which could have a material adverse effect on our business, financial condition, and results of operations. Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of acquisition may increase, and this could adversely affect our business, results of operations, cash flow, and financial condition.

We evaluate the carrying amounts of our Hafnia Vessels to determine if events have occurred that would require an impairment of their carrying amounts. In accordance with IFRS, we evaluate the recoverable amount as the higher of fair value less costs to sell and value in use. If the recoverable amount is less than the carrying amount of the vessel/CGU (cash generating unit), the vessel is deemed impaired. The carrying values of our Hafnia Vessels may not represent their fair market value at any point in time because the new market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuilds. We did not record an impairment charge for the years ended December 31, 2025, 2024, and 2023. See “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Our Fleet – Illustrative comparison of excess of carrying amounts over estimated charter-free market value of certain Hafnia Vessels” for information on the carrying value of our vessels. We recorded an aggregate gain of $12.24 million, $28.52 million, and $56.09 million as a result of the disposal of assets for the years ended December 31, 2025, 2024, and 2023, respectively. See Notes 2 and 7 of our Consolidated Financial Statements included in Item 17 of this Annual Report. We cannot assure you that we will not recognise impairment losses in future years.

Additionally, if the market values of our Hafnia Vessels decline, it could restrict the amount of funds we can borrow, or we may not comply with certain financial covenants contained in our current or future credit facilities. If we fail to comply with financial covenants in credit facilities and we cannot remedy the breach, we may be required to prepay debt, and we may be in default of such agreements, which could entitle our lenders to accelerate our debt and foreclose on our Hafnia Vessels. In such circumstances, we may not be able to refinance our debt, obtain additional financing, or make distributions to our shareholders, and our subsidiaries may not be able to make distributions to us.

Furthermore, a drop in the fair market value of our Hafnia Vessels has an impact on how much we will pay out under our dividend policy. See “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Dividend Policy” for additional information on our dividend policy.

From time to time, we make investments in companies and/or projects in the shipping industry and companies and/or projects not in the shipping industry. We cannot assure you that we will make a return on these investments, and the underlying projects may be delayed or may fail entirely.

We have in the past and may in the future make investments in companies within the shipping industry or companies not in the shipping industry. Generally, we will make investments in companies we think could benefit or develop our core business in the short, medium, and/or long term. There can be no assurances that we will make a return on such investments. Many of the investments we have made are in companies with an underlying project, for example, the development of a product, service, and/or production facility. These underlying projects may be delayed or may fail entirely.

In 2025, we launched Seascale Energy, a marine fuels joint venture with Cargill. For further information about Seascale Energy, please refer to “Item 4. Information on the Company – A. History and Development of the Company – Seascale Energy”. There can be no assurance that we will make a profit or that Seascale Energy can compete with other marine fuel providers in the market. There is a risk that Seascale Energy could be negatively affected by a reduction in the demand for marine fuels or other changes to the supply and demand for marine fuel services.

We have purchased approximately 13.97% of TORM plc for investment purposes and are evaluating potential strategic purposes. There can be no assurance that we and TORM plc will pursue, enter, or consummate a potential transaction, and there are several risks associated with the negotiation, completion, and timing of any potential transaction.

On September 11, 2025, we entered into a sale and purchase agreement with OCM Njord Holdings S.a.r.l. for the acquisition of 14,156,061 Class A Shares of TORM plc (“TORM”, CSE ticker code “TRMD A”, NASDAQ ticker code “TRMD”) for the price of USD 22 per share or USD 311,433,342 in aggregate. The acquisition was completed on December 22, 2025. Please refer to “Item 4. Information on the Company – A. History and Development of the Company – Acquisition of shares in TORM plc” for further information on our acquisition of shares in TORM.

As disclosed in the Schedule 13D filed with the SEC on December 22, 2025 and as further detailed in “Item 4. Information on the Company – A. History and Development of the Company – Acquisition of shares in TORM plc”, we have acquired shares for investment purposes and believe consolidation is positive for the tanker industry generally and for the shareholders of both Hafnia and TORM. We are evaluating potential strategic opportunities involving our investment in TORM.

There can be no assurance that we and TORM will pursue, enter into or consummate a potential transaction and there is a risk of potential adverse reactions or changes to business relationships resulting from any announcement, pursuit or completion of a potential transaction, or a decision not to pursue a potential transaction, uncertainties as to the timing of a potential transaction, risk of adverse effects on our share price resulting from any announcement, pursuit or consummation of a potential transaction or any failure to pursue or complete a potential transaction and competitive responses to any announcement or consummation of a potential transaction. Further, there is a risk that if a potential transaction is pursued, regulatory or other approvals required to complete a potential transaction are not obtained, or are obtained subject to terms and conditions that are not anticipated and that there is a risk of changes in general economic and/or industry-specific conditions which could affect us and/or TORM and/or the prospects of any potential transaction.

Many of these factors are outside of our control and it is noted that there can be no assurances as to future performance of Hafnia or TORM, that any discussions will result in a proposal, agreement or transaction, nor as to the terms, timing or likelihood of any such transaction proceeding, nor of the potential return of our investment in TORM nor the business prospect following a business combination transaction, if, any. See “—We may have difficulty managing our growth, if any, properly.”

Increased levels of competition in the chemical and product tanker industry could adversely affect our business.

Competition for the transportation of chemical and petroleum products depends on the price, location, size, age, condition, and acceptability of the vessel and its operators to the customer. Our industry relationships are of great importance to our business, and we have close relations with the participants in the Pools and with our customers, of which the majority are international oil companies and national oil companies. We expend significant resources on maintaining and developing such relations. We experience substantial competition for providing transportation services from several companies (both shipowners and operators) and expect further competition in the future. Our existing and potential competitors may have or acquire significantly greater financial resources and larger owned and/or operated fleets and may therefore be able to offer a more competitive service and better charter rates than us. Accordingly, new competition in the industry could have a material adverse effect on our business, financial condition, and operating results.

Our market share may decrease in the future. We may not be able to compete profitably as we expand our business into new geographic regions or provide new services. New markets may require different skills, knowledge, or strategies than we use in our current markets, and the competitors in those new markets may have greater financial strength and capital resources than us.

We will be required to make substantial additional capital expenditures in order to maintain the quality and operating capacity of our Hafnia Vessels, to acquire new vessels to replace our existing vessels before or at the end of their useful lives, and in the event that we should decide to expand the number of vessels in our Hafnia Fleet. If we do not set aside funds or are unable to borrow or raise funds in the future, or if we are unable to correctly time our capital expenditures, it may adversely affect our revenue, business, results of operations, financial condition, and available cash.

Our Hafnia Vessels require substantial capital expenditures to maintain and modernise quality and operating conditions over the long term. The industry standard maintenance capital expenditures include expenses associated with drydocking a vessel or modifying an existing vessel (if such expenditures are incurred to maintain or increase the operating capacity of the vessels). A vessel must be maintained throughout its life and must be drydocked no less than every five years, and under certain circumstances more often, and may additionally be required to be drydocked for unexpected repairs. The cost of drydocking a vessel depends on several factors, including the size, type, and condition of the vessel and the location of the drydocking. We estimate the cost to drydock a vessel to be between $1 million and $3 million, excluding costs relating to modernisation of the vessel. The cost of repairs is unpredictable, may be substantial, and may not be covered fully by insurance. The damage to or total loss of any of the Vessels in our Hafnia Fleet could harm our reputation as a safe and reliable vessel owner and operator, and damage to vessels in our Hafnia Fleet may negatively impact our business, financial condition, results of operations, and available cash. While vessels are undergoing maintenance, modernisation, or repairs, and if our Hafnia Vessels or JV Vessels have to travel to a drydocking facility that is not conveniently located to the vessels’ positions, we will not earn revenue from these vessels. Any unexpected drydocks would negatively affect our vessel utilisation and increase our operating costs. The loss of earnings while these vessels are forced to wait for space or to travel to more distant drydocking facilities may adversely affect our business and financial condition.

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

We may furthermore be required to perform extraordinary maintenance or modernisations to ensure our Hafnia Vessels’ and JV Vessels’ compliance with regulatory requirements. In recent years, we have seen an escalating number of measures that have required extraordinary capital expenditures and increased operating costs, such as recent requirements relating to ballast water treatment systems. As a result, regulations and standards and ensuing increased capital expenditures and operating costs could have a material adverse effect on our business, financial condition, results of operations, cash flows, and ability to pay dividends.

Our business strategy is based in part upon the expansion of our Hafnia Fleet through the acquisition of additional vessels, either through purchasing vessels in the second-hand market or by contracting newbuilds. For us to be able to replace the vessels in our Hafnia Fleet upon the expiration of their remaining useful lives, we will have to make significant additional capital expenditures. Additionally, we may seek to strategically divest vessels to renew our Hafnia Fleet or to otherwise support our business strategy and our business. The market prices of newbuilds and second-hand vessels fluctuate due to several factors, including factors outside of our control. If we are unable to identify the optimal timing of such investments, divestments, or contracting of newbuilds in relation to the shipping value cycle, it could adversely affect our business, results of operations, financial condition, and future performance. Additionally, if we are unable to fulfil our obligations under any memorandum of agreement or shipbuilding contracts, the sellers of such vessels may be permitted to terminate such contracts, we may forfeit pre-payments, and may be exposed to lawsuits for, among other things, any outstanding balances.

If we do not generate or reserve enough cash from operations to pay for our capital expenditures, such as for the maintenance and modernisation of vessels, replacement of vessels at the end of their useful lives and acquisition of vessels in the event we decide to expand our Hafnia Fleet, we may need to incur additional indebtedness or enter into alternative financing arrangements, which may be on terms that are unfavourable to us. Any funds set aside for vessel maintenance, modernisation, repairs, and replacement will reduce available cash. If we are unable to fund our capital expenditures from operations or secure financing, it may have a material adverse effect on our results of operations, competitive position, future performance, results of operations, cash flows, and financial position.

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

The ability and willingness of each of our counterparties to perform its obligations under its contracts with us will depend on factors beyond our control and may include, among other things, general economic or political conditions, the condition of the maritime industry, and the financial condition of the counterparty. Although we assess the creditworthiness of our counterparties, prolonged difficult industry conditions could affect a counterparty’s liquidity, increasing our exposure to credit risks and bad debts. Should a counterparty fail to honour its obligations or attempt to renegotiate our agreements, we could sustain significant losses which may adversely affect our business, financial condition, results of operations, cash flows, and ability to pay dividends. Although we may have rights against our counterparties if they default on their obligations to us, we will receive the benefit of that recourse only to the extent that we can recover funds from them.

With respect to our joint venture arrangements and our investment in start-up companies and other companies in which we do not have a controlling interest, we are dependent on our joint venture partners’ and co-investors’ ability and willingness to comply with shareholder agreements and other agreements regarding governance of such companies. Should a counterparty fail to honour its obligations or have plans for any such company that do not align with our plans, it may negatively affect our business, financial condition, reputation, results of operations, and cash flows.

With respect to our charter arrangements, in depressed market conditions, our charterers may no longer need a vessel that is then under charter or may obtain a comparable vessel at lower rates. As a result, charterers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those agreements or charterers may not be able to pay us in accordance with our agreement. Furthermore, it is possible that charterers may be affected by geopolitical events and/or consequences hereof such as sanctions and changes to the commodities markets. If charterers fail to meet their obligations to us or attempt to renegotiate our agreements, securing alternative employment for the vessel may be difficult or impossible, and any substitute employment secured may be at lower rates. As a result, we could sustain significant losses adversely affecting our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends.

In our operation as pool manager of third-party vessels, we are exposed to the risk of claims from customers or other parties in respect of Pool Vessels. These risks are mitigated by a number of measures, including but not limited to certain indemnities in our pool agreements. Should our counterparties under the pool agreements fail to honour their obligations or become insolvent, we may be liable for the claims relating to the Pool Vessels. Such claims could materially and adversely affect our business, financial condition, results of operations, and cash flows.

As at December 31, 2025, external technical managers were responsible for 57 of our 114 Hafnia Vessels and JV Vessels (excluding one newbuild). Technical managers are generally responsible for crewing, maintenance, and repair services, and their ability to render the agreed services may be dependent in part on their financial strength. We may have little advance warning of financial or other problems affecting our external technical managers. If these managers cannot provide the agreed services, we may face operating delays, and our business, financial condition, cash flows, and results of operations could be adversely affected.

We are dependent upon our relationships with local shipping agents, as well as port and terminal operators, and other third parties operating in the ports where our customers ship and unload their products. We believe that these relationships will remain critical to our success in the future. If we lose or fail to maintain these relationships and if we cannot enter into new relationships on commercially reasonable terms, or at all, we may lose customers or experience delays or slowdowns which could result in a loss of revenue or inability to execute our contracts in a timely manner and could materially and negatively affect our business and our operations, including our ability to retain and service our customers, financial condition, cash flows and results of operations.

We and our joint ventures have in the past and may in the future order newbuilds. As at the date of this Annual Report, we have  eight vessels on order with shipyards. We are, and if in the future we order additional newbuild vessels we will be, exposed to the risk of failures, extra cost, delays, technical, quality or engineering problems and other counterparty risks. Challenges affecting the shipyards from which we may order newbuilds may affect the timely delivery of newbuilds. Generally, we will obtain refund guarantees as security for pre-delivery instalments paid to the shipyard, but we cannot be sure that these, or any other measures we may take, will fully mitigate the risks relating to ordering newbuilds. A failure by a counterparty to meet its obligations in relation to newbuilds we have ordered or may order in the future may result in delays or cancellations of the delivery of the newbuilds, claims from charterers, renegotiation of terms, delayed renewal of our Hafnia Fleet and consequent deterioration of our competitive position, any of which could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Newbuild construction is subject to risks that could cause delays, cost overruns or cancellation of our newbuild contracts.

As of April 3, 2026, we were party to a newbuild contract with a South Korean shipyard for the construction of eight MR newbuild product tankers, which are expected to be delivered to us between the third quarter of 2028 and the second quarter of 2029.If we fail to make any or all of the installment payments required under the contract, we may not take delivery of these vessels and we may forfeit all or a portion of the down payments we have then already made under such contracts, and we may be sued for, among other things, any outstanding balances we are obligated to pay and other damages.

The delivery of such vessels or vessels that we may acquire in the future could be delayed, not completed or cancelled, which would delay or eliminate our expected receipt of revenues from the employment of such vessels. In addition, shipyards or sellers could fail to deliver vessels to us as agreed, or we could cancel a purchase contract because such shipyard or seller has not met its obligations.

If the delivery of any vessel is materially delayed or cancelled, especially if we have committed the vessel to a charter for which we become responsible for substantial liquidated damages to the customer as a result of the delay or cancellation, our business, financial condition and results of operations could be adversely affected.

In addition, in the event that a shipyard does not perform under its respective contracts and we are unable to enforce certain refund guarantees with third party banks for any reason, we may lose all or part of our investment, which would have a material adverse effect on our results of operations, financial condition and cash flows.

Insurance may be difficult to obtain and, if obtained, may not be adequate to cover our losses that may result from our operations due to the inherent operational risks of the tanker industry.

Inherent in the operation of any ocean-going vessel is a potential risk of major losses and liabilities, including death or injury to persons, property damage, loss of property, and business interruptions due to political unrest, hostilities, labour strikes, and boycotts. The transportation of chemical and petroleum products is subject to the risk of pollution and environmental damage. Various casualties, accidents and other incidents, including an oil spill or emission of other environmentally hazardous agents from a vessel, may occur during the operation of the vessels in our Hafnia Fleet and could result in death or injury to persons, loss of property, environmental damage, delays in delivery of cargo, loss of revenue from termination of contracts or unavailability of vessels, fines or penalties, higher insurance rates, litigation and damage to our reputation and customer relationships. Any such events could result in significant financial losses and liabilities for us.

We carry insurance to protect against the majority of the accident-related risks involved in our business and operations, including ‘hull and machinery’ (“H&M”) insurance and ‘protection and indemnity’ (“P&I”) insurance. However, incidents may occur where we are not adequately insured, which could have a material adverse effect on us. Additionally, our insurers may refuse to pay claims, or our insurance may be voidable if we take, or fail to take, actions, such as failing to maintain vessel relevant certification with maritime regulatory organisations. Furthermore, insurance costs may increase due to unforeseen incidents or events beyond our control, including changes in regulation, adverse market conditions, and increased geopolitical tensions, which may affect the cost of insurance and the availability of insurance coverage on commercially acceptable terms or at all, or may lead to insurers offering reduced or restricted coverage for certain losses. Any significant uninsured or under-insured loss or liability could have a materially adverse effect on our results of operations, cash flows, financial condition, and our available cash.

Because we obtain some of our insurance through protection and indemnity clubs (“P&I Clubs”), we may be subject to increased premium payments, or calls, in amounts based on our claim records, the claim records of our managers, and other members of the P&I Clubs through which we receive insurance coverage for tortious liability, including pollution-related liability. In addition, our P&I Clubs may not have enough resources to cover claims against them or to maintain their solvency threshold/liquidity ratio. Our payment of these calls could result in significant expense for us, which could have a material adverse effect on our business, results of operations, cash flows, financial condition, available cash, and ability to pay dividends.

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

Our operations are subject to anti-corruption and anti-bribery laws, including the United Kingdom Bribery Act 2010 (“U.K. Bribery Act”), the U.S. Foreign Corrupt Practices Act (“FCPA”), as amended, and the Prevention of Corruption Act 1960 of Singapore (“PCA”). We may also be subject to other anti-corruption and anti-bribery regulations in countries where we do business, and we need to comply with such regulations under contractual arrangements, particularly financing agreements. We, as well as our customers, suppliers, and commercial partners, operate in jurisdictions where there is a risk of potential violations of anti-corruption and anti-bribery regulations, and we participate in collaborations and relationships with third parties whose actions could potentially subject us to liability under the U.K. Bribery Act, FCPA, PCA, or other anti-corruption and anti-bribery regulations.

In addition to anti-corruption and anti-bribery laws and regulations, we are also subject to other laws and regulations governing our international operations, including, but not limited to, regulations administered by the governments of the United Kingdom and the United States and authorities in the European Union, such as applicable anti-money laundering and anti-tax evasion laws and regulations, export controls, economic sanctions, customs requirements, anti-boycott requirements, and currency exchange regulations (collectively, “Trade Control Laws”). We cannot predict the nature, scope, or effect of future regulatory requirements to which our operations may be subject, or the manner in which existing anti-corruption and anti-bribery laws and regulations, and other Trade Control Laws may be administered or interpreted.

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

We may be required to document our compliance with applicable anti-corruption and anti-bribery laws and regulations and other Trade Control Laws in the future, including in connection with future transactions or financing arrangements, if any. Failures or delays in documenting our compliance, even if we are in compliance, could adversely affect our business, results of operations, financial condition, future performance, access to financing, liquidity, and reputation.

If we fail to comply with anti-corruption, anti-bribery laws and regulations, and other Trade Control Laws, we may become subject to civil or criminal penalties, disgorgement and other sanctions, remedial measures, and legal expenses, and we may be in breach of material agreements, including financing agreements. Any failure to comply with these laws and regulations, or any actual or alleged violations, or any investigations of potential violations, could adversely affect our business, results of operations, financial condition, future performance, access to financing, liquidity, and reputation. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

If we fail to comply with data privacy laws, we could be exposed to financial and reputational risk and the risk of litigation or fines.

We are subject to data protection and privacy regulations in certain countries in which we operate. The application of such regulation may be uncertain and it is possible that these regulations may be interpreted and applied in a manner that is inconsistent with our data privacy practices. In Singapore, the Personal Data Protection Act 2012 of Singapore (“PDPA”) comprises requirements governing the collection, use, disclosure and care of personal data in Singapore and prescribes data protection obligations, including obligations relating to the transfer of personal data and notification of data breaches. Noncompliance with the PDPA may lead to fines of up to the higher of SGD 1 million or 10% of annual turnover in Singapore. In the EU, the General Data Privacy Regulation (“GDPR”) governs data collection, use, and sharing of data and related consumer privacy rights. The GDPR includes significant penalties for noncompliance, including fines up to the higher of EUR 20 million and/or 4% of global annual revenue.

Within the last five years, we have experienced one data breach, which was reported to the relevant authorities. We have not experienced any consequences as a result of the breach. We may in the future experience data breaches, and such data breaches or other breaches of personal data and privacy regulation could have an adverse impact on our operations, business, reputation, and financial condition.

Complying with various, potentially disparate, laws may be difficult and could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business. Furthermore, any changes in applicable data privacy regulations may lead to us having to incur additional costs, which could have an adverse effect on our business, financial condition, and results of operations.

We are, to a certain extent, dependent on the Pools, and termination or a withdrawal of a majority of the pool participants may adversely affect our business.

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

We are a holding company, and our subsidiaries (wholly-owned or partially-owned directly or indirectly by us) and joint venture companies conduct our operations and hold our operating assets. Our ability to satisfy our financial obligations and pay dividends to our shareholders depends on the ability of our subsidiaries to generate profits available for distribution to us. If our subsidiaries are not able to generate profits or are restricted from distributing funds to us as a result of applicable laws and regulations, restrictive covenants in financing arrangements, or the subsidiaries’ or joint ventures’ financial condition, we may be unable to pay our creditors or pay dividends to our shareholders. A payment default by any of the subsidiaries or joint ventures on any financing arrangement could have a material adverse effect on our business, results of operations, cash flow, and financial condition.

We derive a significant portion of our revenue from our top five customers, and the loss or default of any such customers could result in a significant loss of revenue and adversely affect our business.

We have a high customer concentration, with our top five customers accounting for a significant share of our revenue. For the year ended December 31, 2025, revenue from our top five customers (by group) represented 30% of our total revenue. None of our customers (by group) each represented 10% or more of our revenue for the year ended December 31, 2025. Consequently, if we lose one of our top five customers or any of them fails to pay for its services due to the increasing financial pressure on these customers or otherwise, our revenue could be adversely affected. The loss of a significant customer, or a decline in freight rates under our charter agreements with significant customers, or any other difficulties in our relationships with these charterers, could affect our revenue and cash flow and could have a material adverse effect on our business, cash flows, financial condition, and results of operations.

Our major shareholder, currently BW Group Limited, may have interests that are different from our interests and the interests of our other shareholders.

BW Group Limited (“BW Group”), a company owned by corporate interests associated with the Sohmen family, is, as at the date of this Annual Report, a major shareholder holding approximately 45% of the issued and outstanding shares in Hafnia Limited, as further described in “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders.” Certain members of our Board of Directors and certain members of our board committees are associated with BW Group, employed by BW Group, and/or hold positions on the board of directors or board committees of other companies in which BW Group has a significant ownership interest.

As long as certain shareholders continue to own a significant percentage of our ordinary shares, they will be able to influence the composition of our Board of Directors and the approval of actions requiring shareholder approval through their voting power. Accordingly, for such period of time, they will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. In particular, as long as such shareholders continue to own a significant percentage of our ordinary shares, they may be able to cause or prevent a change of control of our company or a change in the composition of our Board of Directors and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive investors of an opportunity to receive a premium for their ordinary shares as part of a sale of our company and ultimately might affect the market price of our ordinary shares. BW Group and its affiliates engage in a broad spectrum of activities, including in the shipping industry. In the ordinary course of their business activities, they may engage in activities where their interests conflict with our interests or those of our other shareholders. For example, they may compete with us and pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, they may have an interest in our pursuing acquisitions, divestitures, and other transactions that, in their judgment, could enhance their investment, even though such transactions might involve risks to us and our shareholders. Such potential conflicts may delay or limit the opportunities available to us, and it is possible that conflicts may be resolved in a manner adverse to us or result in agreements that are less favourable to us than terms that would be obtained in arm’s length negotiations with unaffiliated third parties.

As at the date of this Annual Report, none of our shareholders (individually or as a group) own 50% or more of the voting power for the election of our directors. Therefore, we do not qualify as a “controlled company” under the NYSE Continued Listing Standards and are not eligible to take advantage of the controlled company exemption to opt out of certain corporate governance requirements.

We are a Singapore company, and the rights of our shareholders may differ from the rights and protections typically offered to shareholders of a U.S. corporation organised in Delaware.

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

We have anti-takeover provisions in our Constitution that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our shareholders, and may prevent the replacement or removal of the members of our Board of Directors.

The Constitution of Hafnia Limited (our or the “Constitution”) contains provisions that could make it more difficult for a third party to acquire us without the consent of our Board of Directors. These provisions include:

•
restrictions, with certain exceptions, on business transactions with “interested shareholders” (as defined in our Constitution) for a period of three years from the date a shareholder qualifies as an interested shareholder;

•	restrictions on the time period in which directors may be nominated;

•
an affirmative vote of 75% of our voting shares for certain “business combination” transactions, including certain mergers and amalgamations, if such “business combination” or merger or amalgamation has not been approved by our Board of Directors; and

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

The Singapore Code on Take-Overs and Mergers (the “Singapore Take-over Code”) applies to us as a result of our Singapore legal domicile. On April 30, 2024, the Securities Industry Council (“SIC”) waived the application of the Singapore Take-over Code to us, subject to certain conditions. On January 15, 2026, the SIC confirmed the continued waiver of the application of the Singapore Take-over Code to us, subject to certain conditions. Pursuant to the said waiver, except in the case of a tender offer (within the meaning of U.S. securities laws) where the Tier I Exemptions set forth in Rule 14d-1(c) of the Securities Exchange Act of 1934 are available and the offeror relies on the Tier I Exemptions to avoid full compliance with U.S. tender offer regulations, the Singapore Take-over Code shall not apply to us. For a detailed description of the anti-takeover provisions in our Constitution and the Singapore Take-over Code, see Exhibit 2.2 “Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934”.

It may be difficult to serve process on or enforce a U.S. judgment against us, our officers, our directors, and the experts named in this Annual Report because we are a Singapore company.

We are a Singapore public company limited by shares. Our directors and officers and certain of the experts named in this Annual Report are located outside the United States, and a substantial portion of our assets and the assets of the aforementioned persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon us or any of these persons or to enforce the U.S. judgments obtained in the U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws. It is not certain whether courts in Singapore will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers or the experts under the securities laws of those jurisdictions or entertain actions in Singapore against us or our directors or officers or the experts under the securities laws of other jurisdictions.

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

Holders of book-entry interests in our ordinary shares (for example, where shareholders hold ordinary shares indirectly through a nominee, in our case, Cede & Co which is a nominee of The Depository Trust Company) will be required to be registered members in our register of members in order to have standing to bring an action and, if successful, to enforce a judgment against us, our directors or our executive officers in the Singapore courts. Any such action would be subject to applicable Singapore laws. The administrative process of becoming a registered member could result in delays that could be prejudicial to any legal proceeding or enforcement action.

The international nature of our operations may make the outcome of any bankruptcy proceedings difficult to predict.

The vessels in our Hafnia Fleet are registered and flagged in various jurisdictions, and we conduct operations in countries around the world. Consequently, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganisation or similar proceeding involving us or any of our subsidiaries, bankruptcy laws other than those of the United States would likely apply. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. However, there can be no assurance that we would become a debtor in the United States, or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognise a U.S. bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction.

Our Constitution contains an exclusive jurisdiction provision applicable to certain types of actions. This exclusive jurisdiction provision could limit the ability of our shareholders to obtain a favourable judicial forum for disputes against us or our directors or officers.

Our Constitution contains an exclusive jurisdiction provision which designates the courts of Singapore as the exclusive forum for any disputes arising concerning the Singapore Companies Act and/or the Constitution, including any question regarding the existence and scope of any regulation in the Constitution and/or whether there has been a breach of the Singapore Companies Act or the Constitution by an officer or director (whether or not such claim is brought in the name of a shareholder or in the name of the Company). The exclusive jurisdiction provision further provides that unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act.

We believe that the exclusive jurisdiction provision in our Constitution benefits us by providing increased consistency in the application of the Securities Act and Exchange Act in the U.S. federal court and increased consistency in the application of Singapore law for the specified types of actions and proceedings. However, the exclusive jurisdiction provision may have the effect of limiting the ability of shareholders to obtain a favourable judicial forum for disputes against us or our directors or officers, and may limit or discourage our shareholders from being able to bring a legal claim against us due to geographic limitations.

The enforceability of exclusive jurisdiction provisions in other companies’ certificates of incorporation, constitutions and bye-laws has been challenged in legal proceedings. There is a risk that a court could find the exclusive jurisdiction provision in our Constitution to be inapplicable or unenforceable in connection with an action. If mandatory laws or other regulations designate the forum for certain causes of action, there is a high likelihood that such a designated applicable forum will not be set aside because of the exclusive jurisdiction provision in our Constitution. If the exclusive jurisdiction provision in our Constitution is set aside, we may incur additional costs associated with resolving such action in jurisdictions other than the jurisdictions set out in the exclusive jurisdiction provision, which could adversely affect our business, financial condition, and results of operation.

Risks Related to Our Indebtedness

Our future capital needs are uncertain, and we may need to raise additional funds in the future.

We may face liquidity issues if poor market conditions in the chemical and product tanker market occur for a prolonged period. Additionally, we may in the future need to raise additional capital to maintain, replace, and expand the operating capacity of our Hafnia Fleet and to fund our operations. Our need for funding in the future will depend on a number of factors, several of which are not under our control, including, but not limited to: the cost and timing of vessel acquisitions, the cost of retrofitting or modifying existing vessels as a result of technological developments in vessel design and vessel equipment, changes in applicable environmental regulations or other regulations and requirements and customer requirements.

We may be required to incur borrowings or raise capital through the sale of debt or equity securities. Our ability to borrow money and access the capital markets through future offerings may be limited by a number of factors, including, but not limited to:

•	our financial performance;

•	our credit rating;

•	the liquidity of the overall capital markets;

•	Singapore, United States, Norwegian, and global economies;

•	general economic conditions and other contingencies and uncertainties beyond our control; and

•	the state of the chemical and product tanker market.

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

Our main financing arrangements are mostly secured fleet financing and, to a lesser extent, financing leases (sale and lease-back arrangements), working capital, and unsecured credit facilities. As at December 31, 2025, we had interest-bearing debt, which includes mortgage debt, bank loans, and liabilities regarding lease liabilities (sale and lease-back arrangements accounted for as financing transactions), net of amortised bank fees of $1,085.2 million and cash and cash equivalents (excluding cash retained in the commercial pools and restricted cash) of $103.6 million. See “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources” for more information on our current debt. We may incur additional indebtedness in the future. In addition to our debt, we may, from time to time, guarantee debt incurred by our joint ventures.

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

•
future creditors may subject us to limitations on our business and future financing activities, as well as certain financial and operational covenants, and such restrictions may prevent us from taking actions that otherwise might be deemed to be in the best interests of us and our shareholders;

•	our debt level could make us more vulnerable than our competitors with less debt to competitive pressures, a downturn in our business, or the economy in general; and

•
our debt level may limit our flexibility in responding to changing business and economic conditions in our business and the industry where we operate, or detract from our ability to successfully withstand a downturn in our business or the economy in general.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions as well as financial, business, regulatory, competitive, technical, and other factors, some of which are beyond our control. If our operating income is not sufficient to service our current or future indebtedness, we will be forced to take action, such as reducing or delaying our business activities, acquisitions, investments, or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital. We may not be able to effect any of these remedies on satisfactory terms, without the consent of our existing lenders, or at all. Our inability to service and repay our debt upon maturity and/or our inability to pay in accordance with guarantees provided in respect of debt incurred by our joint venture companies could have a material adverse effect on our future performance, results of operations, and financial condition.

Our credit facilities and lease financing agreements contain covenants that may limit our ability to conduct certain activities, and further, we may be unable to comply with such covenants, which could result in an event of default under the terms of such agreements.

Our credit facilities and lease financing agreements impose, and any future credit facilities and lease financing agreements may impose, certain operating and financial restrictions on us. These restrictions may limit our ability, or the ability of our subsidiaries party thereto, to, among other things:

•	pay dividends and make capital expenditures if we do not repay amounts drawn under our credit facilities or if there is another default under our credit facilities;

•	incur additional indebtedness, including the issuance of guarantees;

•	create liens on our assets;

•	change the flag, class or management of our Hafnia Vessels or JV Vessels (as applicable) or terminate or materially amend the management agreement relating to each vessel;

•	sell our Hafnia Vessels or JV Vessels (as applicable);

•	merge or consolidate with, or transfer all or substantially all our assets to, another person;

•	increase or reduce capital;

•	be subject to a change of control; or

•	enter into a new line of business.

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

The terms of certain of our credit facilities contain provisions pursuant to which the majority lenders may cancel the loans and require repayment of the outstanding amounts if Sohmen family interests cease to beneficially or legally hold more than 20% or more of our issued share capital. We can give no assurance that BW Group will continue to hold a significant interest in us. Any mandatory prepayment as a result of such a change of control under certain of our credit facilities could lead to the foreclosure of all or a portion of our Hafnia Fleet and could have a material adverse effect on our future performance, results of operations, cash flows, and financial position, and could lead to bankruptcy or other insolvency proceedings.

A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our credit facilities would prevent us from borrowing additional money under our credit facilities or lease financing arrangements and could result in an event of default under our credit facilities, which could materially adversely affect our business, financial condition, and results of operations. If an event of default occurs under our credit facilities or lease financing arrangements, the counterparties could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and foreclose on the collateral securing that debt, which could constitute all or substantially all of our assets. Moreover, in connection with any waivers or amendments to our credit facilities or lease financing arrangements that we may obtain, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing credit facilities or lease financing arrangements. These restrictions may further restrict our ability to, among other things, pay dividends, repurchase our ordinary shares, make capital expenditures, or incur additional indebtedness.

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

As at the date of this Annual Report, we are in compliance with all covenants contained in our credit facilities and lease financing arrangements.

We may be exposed to risk in relation to our use of derivative instruments.

Our use of derivative instruments such as freight forward agreements (“FFA”), bunker hedging agreements, and interest rate hedging contracts could result in losses. FFAs may be used to hedge our exposure to the market by providing for the sale of a contracted charter rate on an identified route and period. Bunker hedging agreements may be used to hedge the price of bunkers. Interest rate hedging contracts (including swaps, caps, and options) that are unsecured or secured by existing credit loan facilities may be entered into with lenders as per the International Swaps and Derivatives Association (“ISDA”) agreements. From time to time, we invest in FFAs, by either buying or selling FFA positions. The risks related to such FFA trading are managed through our internal authorisation manual, approved by our Board of Directors, and in accordance with our internal financing and risk management policies. However, if we take positions in derivative instruments and do not correctly anticipate the market movements, we could suffer losses which could negatively affect our results of operations, cash flows, and financial condition.

Risks Related to Tax

A change in tax laws in any country in which we operate, including, but not limited to, the imposition of freight taxes, or disagreements with tax authorities could adversely affect us.

Tax laws, treaties, and regulations are highly complex and subject to interpretation. Consequently, we and our subsidiaries are subject to changing laws, treaties, and regulations in and between the countries in which we operate.

We have global operations with companies incorporated in different jurisdictions and operating out of Singapore, Denmark, Monaco, Dubai, Marshall Islands and the United States. Additionally, we have invested in companies in other countries, and our vessels operate globally and therefore both within international waters and within the territories of a large number of different jurisdictions. Our complex and international operational structure entails that we are subject to changes in tax law, treaties, or regulations, including the interpretation and enforcement thereof, in many different jurisdictions. If jurisdictions in which our vessels operate impose freight taxes applicable to our operations, our results of operations may be negatively affected and such taxes could decrease the earnings available for distribution to our shareholders.

Our tax expense is based on our interpretation of the tax laws in effect at the time the expense was incurred. A change in tax laws, treaties, or regulations, or in the interpretation or enforcement thereof, could result in a materially higher tax expense or a higher effective tax rate on our earnings. Such changes may include measures enacted in response to the ongoing initiatives in relation to fiscal legislation at an international level, such as the Base Erosion and Profit Shifting Project. Additionally, there is a risk that our interpretation of applicable tax laws differs from those of tax authorities, potentially resulting in, inter alia, increased tax burdens or successful challenges to our operational structure and intercompany pricing principles. This could have a material adverse effect on our business, results of operations, and financial condition.

A change to the way in which our international shipping income is taxed in Singapore could have an adverse effect on our business and results of operations.

The majority of our shipping income accrues in Singapore, where we exercise strategic or commercial management over our international shipping activities. Therefore, we are impacted by the Singapore tax legislation. In Singapore, we benefit from the Maritime Sector Initiative – Singapore Registry of Ships award (“MSI-SRS”) and the Maritime Sector Initiative – Approved International Shipping Enterprise award (“MSI-AIS”). Under the MSI-SRS and MSI-AIS, income from international shipping operations is either tax-exempt or taxed on an alternative basis calculated by reference to the net tonnage of the ships for qualifying shipping income. The MSI-SRS is an ongoing award that remains in effect for as long as a company owns and/or operates Singapore flagged vessel(s) for international shipping operations. By contrast, the MSI-AIS is a renewable award granted for ten-year periods. We currently benefit from both the MSI-SRS and the MSI-AIS. Our current MSI-AIS will expire on April 30, 2028, and we intend to apply for a further ten-year extension at that time. Renewal of the MSI-AIS is contingent on various factors. Among other requirements, we must demonstrate a business plan showing how our business can generate economic contributions in Singapore through business spending, employment, and the retention of strategic or commercial management functions in Singapore.

We expect to be able to renew our MSI-AIS where relevant, unless there is a shift in Singapore government policy away from promoting and incentivising the maritime sector. If we do not continue to benefit from the MSI-SRS and/or the MSI-AIS regime, this may have adverse effects on our business, results of operations, and financial condition, and could decrease our earnings available for distribution to shareholders.

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

For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our current and proposed method of operation, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as service income, rather than rental income. Accordingly, we believe that our income from our time and voyage chartering activities does not constitute “passive income”, and the assets that we own and operate in connection with the production of that income do not constitute assets that produce or are held for the production of “passive income.”

We believe there is substantial legal authority supporting our position, consisting of case law and U.S. Internal Revenue Service (“IRS”) pronouncements concerning the characterisation of income derived from time charters and voyage charters as service income for other tax purposes. However, we note that there is also legal authority which characterises time charter income as rental income rather than service income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC.

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

We have global operations, and the functions related to owning and operating a global scale chemical and product tanker fleet are spread across various subsidiaries, including crewing, technical maintenance, chartering and ownership of vessels. Cross-border business between our subsidiaries and between us and our subsidiaries can be complicated. We will likely enter into further agreements by and among our subsidiaries on the one hand and Hafnia Limited on the other hand in the future and between two or more of our subsidiaries. To ensure compliance with transfer pricing regulations, such transactions must in general be conducted on an arm’s length basis. We believe that these transactions are conducted on arm’s length terms, but no assurance can be given that we would not have been able to secure more favourable terms from third parties.

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

A loss of a major tax dispute or a successful tax challenge to the Group’s operating structure or to the Group’s tax payments, among other things could result in a higher tax rate on the Group’s earnings, which could result in a significant negative impact on its earnings and cash flows from operations

From time to time, the Group’s tax payments may be subject to review or investigations by tax authorities of the jurisdictions in which the Group operates or in which its vessels call or have called (including but not limited to Singapore, Denmark, United States and other locations which our vessels call in). If any tax authority successfully challenges the Group’s operational structure, intercompany pricing policies or the taxable presence of its subsidiaries in certain countries, or if the Group loses a material tax dispute in any country or any tax challenge of the Group’s tax payments is successful, its effective tax rate on its earnings could increase substantially and the Group’s earnings and cash flows from operations could be materially adversely affected. There are, for instance, several transactions taking place between the companies in the Group and related companies, which must be carried out in accordance with arm’s length principles in order to avoid adverse tax consequences. There can be no assurance that the tax authorities will conclude that the Group’s transfer pricing policy calculates correct arm’s length prices for intercompany transactions, which could lead to an adjustment of the agreed price, which would in turn lead to increased tax cost for the Group.

Risks Related to Ownership of Our Ordinary Shares

Our share price has fluctuated in the past, has been volatile, and may be volatile in the future, and as a result, investors in our ordinary shares could incur substantial losses.

Our share price has fluctuated in the past, has been volatile, and may be volatile in the future. Our share prices may experience rapid and substantial decreases or increases in the foreseeable future that are unrelated to our operating performance or prospects. The stock market in general and the market for shipping companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, shareholders may experience substantial losses on their investment in our ordinary shares. The market price for our ordinary shares may be influenced by many factors, including factors that may be unrelated to our operating performance or prospects.

The following factors, among others, could affect the trading price of our ordinary shares:

•	our operating and financial performance;

•	investor reactions to our business strategy;

•	actual or anticipated variations in our quarterly and annual financial results and financial indicators, such as net income, or those of companies that are perceived to be similar to us;

•	regulatory or legal developments in the United States, European Union, and other countries, especially changes in laws or regulations applicable to our industry;

•	market conditions in the shipping industry and particularly in the chemical and product tanker market;

•	general economic, industry and market conditions, including the prevailing economic and market conditions in the energy markets;

•
geopolitical tension and developments, including but not limited to developments relating to sanctions and wars and armed conflicts affecting shipping and/or important infrastructure for the production or refinery of oil and petroleum products;

•	strategic actions by our competitors;

•	our continued compliance with the listing standards of the NYSE and Oslo Børs;

•	economic, legal, and regulatory factors unrelated to our performance;

•	mergers and strategic alliances in the shipping industry;

•	changes in operating performance and stock market valuations of companies in our industry, including our vendors and competitors;

•	changes in share price and stock market valuations affecting broadly companies on the stock exchanges on which we are listed;

•	the public reaction to our press releases, our other public announcements and our filings with the SEC;

•	our success or failure to meet the expectations of analysts, investors, lenders, and other market participants;

•	announcements concerning us or our competitors;

•	announcements or lack of announcements relating to potential transactions in connection with our investment in TORM;

•	changes in revenue or earnings estimates, or changes in recommendations or withdrawals of research coverage, by equity research analysts;

•	our ability or inability to raise additional capital and the terms on which we raise it;

•	the suspension of our dividend payments or changes in our dividend policy;

•	market and industry perception of our success, or lack thereof, in pursuing our growth strategies;

•	sales of our ordinary shares by us or our shareholders, or the anticipation of such sales;

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

•
other events or factors, including those resulting from such events, or the prospect of such events, including marine disasters, war, armed conflict, piracy, terrorism and other international conflicts, tariffs, trade wars, environmental accidents, public health issues including pandemics or epidemics, such as the COVID-19 pandemic, climate conditions or other events disrupting our operations or resulting in political or economic instability.

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

Cash dividends or other distributions to be declared in respect of our ordinary shares, if any, will be denominated in U.S. dollars. For shareholders trading our ordinary shares through Oslo Børs, any future dividends will be distributed in NOK through Euronext Securities Oslo (the “VPS”). Shareholders may therefore be exposed to foreign currency exchange rate risk. In addition, we may not offer our shareholders the option to elect to receive dividends, if any, in a currency other than U.S. dollars or NOK, as applicable. Consequently, shareholders may be required to arrange foreign currency exchange at their own expense.

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

Currently, there is no withholding tax on dividends in Singapore. We cannot assure you that withholding taxes will not be implemented in the future. If withholding taxes are implemented on dividends or other distributions in Singapore, our shareholders residing in other countries who are not entitled to relief in respect of such withholding tax, whether under the domestic laws of their jurisdiction of residence or under an applicable double taxation agreement, may be subject to double taxation in respect of such dividends or other distributions.

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

Additionally, our legal domicile is Singapore. Certain shareholders may, pursuant to their investment policies, not be able to, or otherwise wish not to, hold or invest in shares of a Singapore issuer, which may, as a result, have an adverse effect on trading, liquidity and the price of the ordinary shares.

 The requirements of being a public company listed in the United States, including compliance with the reporting requirements of the Exchange Act, the requirements of the Sarbanes-Oxley Act and the requirements of the NYSE Continued Listing Standards, may strain the Company’s resources, increase the Company’s costs and distract management, and the Company may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company listed in both Norway and the United States, we need to comply with requirements under a number of laws and regulations, including the Securities Exchange Act of 1934, as amended (the “Exchange Act”), related rules and regulations of the SEC, certain corporate governance provisions of the Sarbanes-Oxley Act, and the requirements of the NYSE. Complying with these statutes, regulations and requirements has absorbed and may continue to absorb a significant amount of time of our Board of Directors and management and may significantly increase our costs and expenses. As at the date of this Annual Report, we have complied or are in the process of complying with such requirements by:

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

We may not be able to predict or estimate the amount of the additional costs we may incur in the future, the timing of such costs or the degree of impact that our management’s attention to these matters will have on our business. However, such costs could potentially have a material adverse effect on our business, financial condition, and results of operations.

Moreover, diverging disclosure and financial reporting regulations in the United States and Norway increase the complexity and costs of compliance. In particular, increasing uncertainty and regulatory divergence between different jurisdictions relating to climate risk may result in potential inconsistencies in reporting by the Company in the United States and in Norway, add complexity and increase costs for compliance against varying regulatory expectations whilst also making it difficult for the Company to effectively and consistently manage stakeholder expectations and climate risks across its markets.

Furthermore, as at the date of this Annual Report, the Company’s independent registered public accounting firm has attested to the effectiveness of its internal control over financial reporting. The Company’s independent registered public accounting firm has not, but in the future may, issue a report that is adverse in the event it is not satisfied with the level at which the Company’s internal control over financial reporting is documented, designed, operated or reviewed or that discloses a material weakness identified by the Company’s management in its internal control over financial reporting. Compliance with these requirements may strain the Company’s resources, increase its costs and distract management, and the Company may be unable to comply with these requirements in a timely or cost-effective manner. See “If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares” for additional information.

Investors with shares registered in a nominee account will need to exercise voting rights through their nominee.

Beneficial owners of shares that are registered in a nominee account (such as through brokers, dealers or other third parties) with the Depository Trust Company (“DTC”) and the Norwegian Central Securities Depository, Euronext Securities Oslo will not be able to exercise voting rights directly, and they will need to receive the voting materials and provide instructions through their nominee prior to the general meetings. We can provide no assurance that beneficial owners of shares will receive the notice of a general meeting in time to instruct their nominees accordingly or otherwise vote their shares in the manner desired by such beneficial owners.

We cannot assure you that we will pay dividends on our ordinary shares.

Our Board of Directors may, in its sole discretion, from time to time, declare and pay cash dividends in accordance with our organisational documents and applicable law. We can only distribute dividends to shareholders out of funds legally available for such payments. We have adopted a dividend policy according to which the payout percentage of net profit is determined based on our level of net loan-to-value; however, the final amount of dividend is decided by our Board of Directors. In addition to cash dividends, we may buy back shares as part of our total distribution to shareholders. The amount utilised in buying back shares may be deducted before declaring dividends for the quarter, such that the combined total of dividends and share buybacks aligns with the dividend policy. Any changes to our dividend policy could adversely affect the market price of our ordinary shares. The timing and amount of any dividends and other distributions declared will depend on, among other things, our capital requirements, including capital expenditure commitments, financial condition, general business conditions, legal restrictions, and any restrictions under borrowing arrangements or other contractual arrangements in place at the time. Therefore, there can be no assurance that we will pay any dividends to holders of our ordinary shares or as to the amount of any such dividends or that we will buy back shares in the future. In addition, our historical results of operations, including cash flows, are not indicative of future financial performance, and our actual results of operations could differ significantly from our historical results of operations. See “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Dividend Policy.”

As a foreign private issuer, we are not subject to certain disclosure and procedural requirements under the Exchange Act and we are permitted to adopt, and we have adopted certain home country practices in relation to corporate governance that differ significantly from NYSE corporate governance standards applicable to U.S. issuers. This may afford less protection to our shareholders.

As a foreign private issuer, we are not subject to the same disclosure and procedural requirements as domestic U.S. registrants under the Exchange Act. For instance, we are not required to prepare and file periodic reports and consolidated financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, we are not subject to the proxy requirements under Section 14 of the Exchange Act, and we are not required to comply with Regulation FD, which restricts the selective disclosure of material non-public information. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Moreover, under Singapore law, we are permitted to disclose compensation information for our executive officers on an aggregate rather than an individual, basis.

Rule 303A.01 of the NYSE corporate governance listing rules requires listed companies to have, among other things, a majority of their board members be independent. Though, as a foreign private issuer we are permitted to follow home country practice in lieu of the above requirement, under which there is such a requirement, we expect to have a majority of independent directors. Should we instead rely on the “foreign private issuer” exemptions, our shareholders may be afforded less protection than they otherwise would enjoy under the NYSE corporate governance standards applicable to U.S. domestic issuers. See “Item 16G. Corporate Governance – Foreign Private Issuer Exemption.”

We could lose our foreign private issuer status under U.S. securities laws. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. We would then also be required to file periodic reports and annual reports on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We may then also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we would then lose our ability to rely upon exemptions from certain corporate governance requirements on the NYSE that are available to foreign private issuers.

Future sales or issuances of our ordinary shares in the public markets, the perception that they might occur, or future offerings of debt securities or preferred shares, could cause the price of our ordinary shares to decline, could dilute your voting power and your ownership interest in us and/or could lead to a loss of all or part of your investment.

Under Singapore law, shareholder approval is required to allow us to issue new shares. At a general meeting, the Board of Directors may be granted certain authorisations to increase our issued share capital by issuance of shares or by instruments that may or will require shares to be issued, including but not limited to warrants. This authorisation, unless revoked or varied by a general meeting, would continue to be in force until the conclusion of the next annual general meeting or the date by which the next annual general meeting is required by law to be held, whichever is earlier. At our annual general meeting held in May 2025, our Board of Directors was granted authority to issue shares.

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

As at December 31, 2025, we had 512,563,532 issued ordinary shares (which included 14,573,890 treasury shares). Subject to limited exceptions, all of our ordinary shares outstanding are freely tradable without restrictions or further registration under the Securities Act of 1933, as amended (the “Securities Act”), except for any shares held by our affiliates as defined in Rule 144 under the Securities Act (“Rule 144”). We have entered into a shareholder rights agreement with BW Group which will give BW Group rights to require us to file registration statements covering the sale of their shares or to include such shares in registration statements that we file for ourselves. See “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions” for additional information on this agreement.

In accordance with our remuneration policy, certain members of our senior management and key employees have been granted restricted stock units (“RSUs”) and options to purchase our shares. The options and RSUs aim at incentivising the employees to seek to improve our performance and thereby our share price for the mutual benefit of the recipients of options and RSUs and our shareholders. There was an aggregate of 6,128,328 options and 121,948 RSUs outstanding as at December 31, 2025 (not taking into account options and RSUs voided or forfeited). See “Item 6. Directors, Senior Management and Employees – B. Compensation of Directors and Executive Officers” for additional information on these options and RSUs.

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

We are subject to Section 404 of the Sarbanes-Oxley Act, which requires that (i) we include a report from our management on our internal control over financial reporting and (ii) our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.

As defined in the standards established by the U.S. Public Company Accounting Oversight Board (“PCAOB”), a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. If there are one or more material weaknesses in the issuer’s internal control over financial reporting, then we may not conclude that our internal control over financial reporting is effective.

In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2024, we identified three material weaknesses in our internal control over financial reporting. The material weaknesses identified related to (i) not having a sufficient number of personnel with an appropriate level of IFRS accounting skills, SEC reporting knowledge and experience and training in internal control over financial reporting; (ii) not having sufficient information technology controls and documentation; and (iii) the review process over assumptions and inputs used in several key accounting estimates.

In 2025, with the support of advisors and under the supervision of the Chief Financial Officer and the Audit Committee, we implemented significant actions to fully remediate all of the three material weaknesses. These actions were mainly focused on (i) enhancing the Group’s IFRS accounting skills and SEC reporting knowledge through the recruitment of qualified personnel, (ii) establishing and initiating a formal process to evaluate the design and implementation of the Group’s internal control over financial reporting, (iii) establishing a SOX program management office, (iv) engaging advisors to develop and implement additional on-the-job training and guidance for financial reporting personnel and control owners to enhance their understanding of the principles and requirements of internal controls and the relevant financial reporting requirements, (v) enhancing the design and documentation of our controls to evidence the existence of our controls, including information technology general controls, and (vi) enhancing existing and implementing additional management review controls related to the review of relevant assumptions and inputs used in key accounting estimates.

The Company implemented these remedial steps and successfully tested the related internal controls. As a result, the Company concluded that the remediation efforts resulted in the elimination of the previously identified material weaknesses as of December 31, 2025. While these material weaknesses have been remediated, the Company cannot assure investors that the Company will not in the future have additional material weaknesses. Material weaknesses may still exist when we report in the future on the effectiveness of the Company’s internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act.

Similarly, as at the date of this Annual Report, our independent registered public accounting firm has attested to and reported on the effectiveness of our internal controls. However, in the future, even if our management concludes that our internal control over financial reporting is effective, the independent registered public accounting firm, after conducting its own independent testing, may issue a report that is adverse if it is not satisfied with our internal controls or the level at which the controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently than we do.

If we fail to achieve and maintain an effective internal control environment, we could potentially suffer material misstatements in our consolidated financial statements and fail to meet our reporting obligations, which could cause shareholders to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and financial condition, and lead to a decline in the trading price of our ordinary shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and could subject us to potential delisting from the NYSE, regulatory investigations and civil or criminal sanctions, which could harm our business and financial condition, and which would require additional financial and management resources. We may also be required to restate our consolidated financial statements from prior periods.

The historical financial information in this Annual Report may make it difficult to accurately predict our costs of operations in the future.

Some of the historical financial information in this Annual Report does not reflect the added costs we have incurred and will incur as a U.S. listed public company or the resulting changes that have occurred in our capital structure and operations as a result of the NYSE Listing. Furthermore, it does not reflect additional costs as a result of our re-domiciliation from Bermuda to Singapore in 2024 (the “Redomiciliation”) and the re-domiciliation of certain of our subsidiaries to Singapore. For more information on our historical financial information, see “Item 5. Operating and Financial Review and Prospects – A. Operating Results” and our consolidated financial statements included elsewhere in this Annual Report.

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

On November 8, 2019, our shares commenced trading on Oslo Axess under the ticker code “HAFNIA.” On April 30, 2020, we were transferred from Oslo Axess to Oslo Børs and began trading under the ticker code “HAFNI.” On February 28, 2023, we began trading on the OTCQX® Best Market, New York, under the ticker (OTCQX: HAFNF). On April 9, 2024, our shares ceased trading on the OTCQX® Best Market and were listed on the NYSE under the ticker symbol “HAFN”.

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

In the period from January 1, 2026 until the date of this Annual Report, we divested three LR1 vessels, two MR vessels, and one Handy vessel, and further committed to the sale of one LR1, two MRs, and three Handy vessels, all to external parties and pending delivery to the buyers. We have not acquired any vessels during the period but have taken delivery of one newbuild MR vessel in our Ecomar Joint Venture (as defined below) and ordered eight newbuild MR vessels. See “—Recent Developments”.

In 2025, we divested four vessels and we did not acquire any vessels (excluding the acquisition of vessels by the utilisation of purchase options in our sale and lease-back arrangements). Our Ecomar joint venture took delivery of three newbuild MR vessels.

In 2024, we divested two vessels and we did not acquire any vessels (excluding the acquisition of vessels by the utilisation of purchase options in our sale and lease-back arrangements). Our Vista Joint Venture (defined below) took delivery of one newbuild LR2 vessel.

In 2023, we divested six vessels and acquired four vessels which were named Hafnia Atlantic, Hafnia Pacific, Hafnia Pioneer and Hafnia Valentino. Additionally, our Vista Joint Venture took delivery of three newbuild LR2 vessels.

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

Acquisition of Chemical Tankers Inc.’s fleet of vessels

On January 27, 2022, we completed the acquisition of 32 modern-fuel efficient chemical and product tanker vessels (the “CTI Fleet”) through the acquisition of Chemical Tankers Inc. and its subsidiaries (“CTI”) (the “CTI Transaction”). Immediately after closing of the CTI Transaction, we transferred all shares in CTI to our wholly-owned subsidiary Hafnia Holding II Limited. As consideration for the acquisition, the shareholders of CTI received 99,199,394 shares in Hafnia. The consideration shares consisted of a combination of existing shares and newly issued shares. The vessels in the CTI Fleet were built between 2015 and 2017. As described above, we divested eight of the vessels acquired in the CTI Transaction. The remaining 24 vessels were included in our Hafnia Fleet and now operate in our Chemical-MR Pool and Chemical-Handy Pool.

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

In connection with the Ecomar Joint Venture, we ordered four newbuild MR vessels from GSI (as defined below). The shipbuilding contracts relating to these vessels were originally entered into between Hafnia SG Pte. Ltd. and the yard but were novated to the Ecomar Joint Venture in October 2023 and subsequently novated from Ecomar Shipholding SAS to each of Ecomar Alpha SAS, Ecomar Bravo SAS, Ecomar Charlie SAS and Ecomar Delta SAS in June 2024. In accordance with the agreement under which the Ecomar Joint Venture was established, we and Socatra have agreed to provide shareholder loans in proportion to our interest to finance the newbuild program in the Ecomar Joint Venture. Each of the four vessels in the Ecomar Joint Venture are to be time chartered to Total on long-term time charters. The Ecomar Joint Venture fleet consists of four MR vessels, with the final vessel delivered in January 2026.

Seascale Energy Joint Venture

We are joint venture partners with Cargill in Seascale Energy Pte. Ltd. (the “Seascale Energy Joint Venture”), which combined the business of the Hafnia Bunkers Alliance with Cargill’s Pure Marine Fuels business and commenced operations in May 2025. We and Cargill each have 50% of the outstanding equity in the Seascale Energy Joint Venture. The Seascale Energy Joint Venture is incorporated in Singapore and is controlled under a dual-CEO structure where both we and Cargill are represented.

Over 25 team members from Cargill and Hafnia operate the Seascale Energy Joint Venture from offices in Singapore, Geneva, Copenhagen and Houston. The Hafnia team members previously worked within the Hafnia Bunkers Alliance, where they assisted with the purchase of bunkers for all Pool Vessels and for vessels operated by third parties. The Hafnia Bunkers Alliance offered a best-in-class bunker management service by utilising our large buying power, economies of scale and full transparency on our procurement processes. By combining the businesses of the Hafnia Bunkers Alliance and Cargill’s Pure Marine Fuels, the Seascale Energy Joint Venture significantly improves such economies of scale and transparency and is now one of the ten largest bunker procurement companies. Since commencing operations in May 2025, the Seascale Energy Joint Venture serviced approximately 2,400 vessels during the year.

Investments

Investment in TORM PLC

 On September 11, 2025, we entered into a sale and purchase agreement with OCM Njord Holdings S.ar.l. to purchase 14,156,061 Class A Shares of TORM plc (the “TORM Class A Shares”) corresponding to, as of the date of this Annual Report, approximately 13.97% of TORM plc’s issued share capital (the “Investment in TORM”), at a price of $22.0 per share, representing $311.4 million in aggregate consideration. The purchase was completed on December 22, 2025. The sale and purchase agreement has been filed as Exhibit 4.2 to this Annual Report.

 We acquired and hold the TORM Class A Shares for investment purposes. We believe consolidation is positive for the tanker industry generally and are evaluating potential strategic opportunities involving the Investment in TORM, including a range of potential options for a combination of the two businesses. There can be no assurance as to whether any such actions will occur, or as to the timing or outcome of any such actions.

See “Item 3. Key Information – D. Risk Factors – We have purchased approximately 13.97% of TORM plc for investment purposes and are evaluating potential strategic purposes. There can be no assurance that we and TORM will pursue, enter or consummate a potential transaction and there are several risks associated with the negotiation, completion and timing of any potential transaction” for more information.

Alternative Investments

In addition to investments in vessels, we have made and will from time to time make alternative investments, such as investments in start-ups or investments in certain projects or companies. In the past, we have invested in projects relating to the production of green energy and projects regarding development of technologies which can possibly be used in our business in a short, medium, or long term perspective. There can be no assurance as to whether any such actions will occur, or as to the timing or outcome of any such actions.

Pools

For information regarding our Pools, see “Item 4. Information on the Company – B. Business Overview – Our Business.”

Our Hafnia Fleet

For information regarding our Hafnia fleet, including the development of our Hafnia fleet, see “Item 4. Information on the Company – B. Business Overview – Our Business.”

Recent Developments

On January 12, 2026, we sold and delivered a MR vessel, Hafnia Libra, to an external party.

On January 26, 2026, we sold and delivered a MR vessel, Hafnia Phoenix, to an external party.

On January 27, 2026, we took delivery of an IMO-II MR vessel, Ecomar Gironde, through its ECOMAR joint venture.

On February 18, 2026, we committed to the sale of Hafnia Leo and Hafnia Crux to external parties, pending delivery.

On February 25, 2026, we committed to the sale of Hafnia Torres to an external party, pending delivery.

On February 27, 2026, we entered into a US$100 million unsecured revolving credit facility with China Merchants Bank, with a final maturity date of February 27, 2029.

On February 27, 2026, we entered into a US$100 million unsecured revolving credit facility with ICBC Bank, with a final maturity date of March 5, 2027.

On March 16, 2026, we sold and delivered an LR1 vessel, Hafnia Zambesi, to an external party.

On March 17, 2026, the Company granted a total of 2,489,948 share options to key management and senior employees under the LTIP 2026 share option program.

On March 20, 2026, we sold and delivered an LR1 vessel, Hafnia Yangtze, to an external party.

On March 27, 2026, we sold and delivered a Handy vessel, Hafnia Malacca, to an external party.

On March 27, 2026, the Company cancelled 12,721,253 treasury shares.

On March 31, 2026, we sold and delivered an LR1 vessel, Hafnia Seine, to an external party.

On March 31, 2026, we cancelled our US$473 million facility and fully repaid the outstanding term loan.

On April 3, 2026, we announced that we had signed a contract for the construction of eight MR newbuild product tankers from a South Korean shipyard, with a total purchase price of approximately US$405 million, with deliveries expected between the third quarter of 2028 and the second quarter of 2029.

On April 9, 2026, we sold and delivered two Handy vessels, Hafnia Sunda and Hafnia Magellan, to an external party.

On April 13, 2026, we sold and delivered an LR1 vessel, Hafnia Shinano, to an external party.

We intend to wind down our Handy and LR2 pool operations in the upcoming financial year. We will exit the Handy segment upon the completion of the sale of our Handy vessels, while the majority of its owned LR2 vessels will be employed via time charters.

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

Competitive Landscape

We operate in markets that are highly competitive and highly influenced by supply and demand. We compete against other owners and operators of chemical and product tankers in a market where ownership is highly fragmented and our competitors include other publicly listed companies, major oil companies, state-controlled entities and private shipowners.

We compete for charters on the basis of price, vessel location, size, age and condition of the product tankers as well as our reputation as an operator. Competition is also affected by the availability of other vessels which can compete in the trades in which we engage.

Seasonality

We operate the vessels in our Combined Fleet in markets that have historically had seasonal variations in demand, and as a result thereof, variations in charter rates. Seasonal peaks in demand for oil and products we transport can broadly be classified into two main categories; (i) increased demand prior to the winters in the northern hemisphere due to increases in heating oil consumption and (ii) increased demand for gasoline prior to the summer driving season in the United States. Unpredictable weather conditions and variations in oil supply may disrupt our scheduling. These seasonal variations may result in quarter-to-quarter volatility in our operating results as many of the vessels in our Combined Fleet operate in the spot market.

Our Business

As at December 31, 2025, we operated a Combined Fleet of 187 vessels (including the Hafnia Fleet (Hafnia Vessels, TC Vessels and JV Vessels), Pool Vessels and other commercially managed third-party vessels) of which 99 are Hafnia Vessels; 9 are TC Vessels and 16 are JV Vessels (including one newbuild in our Ecomar Joint Venture). All Hafnia Vessels and TC Vessels are owned, leased (sale and lease-back arrangement) or time chartered-in by our subsidiaries. We have three vessel-owning joint ventures which as at December 31, 2025 operated 15 JV Vessels and had one newbuild on order. In addition to our Hafnia Fleet, as at December 31, 2025, we operated 61 Pool Vessels owned by third parties through our Pools and from time to time commercially manage additional vessels for third parties.

We have in-house commercial and technical vessel management operations. We provide in-house commercial management to all of the vessels in our Combined Fleet apart from the vessels in the Andromeda Joint Venture and, as at December 31, 2025, provided in-house technical management for 57 of our Hafnia Vessels and JV Vessels with the remaining 57 Hafnia Vessels and JV Vessels being managed by third-party technical managers. The vessels in our Hafnia Fleet primarily trade through our Pools; however, we charter certain Hafnia Vessels, JV Vessels and TC Vessels directly to customers on time charters or voyage charters.

Our Combined Fleet operates globally, with a total carrying capacity of 10.3 million dwt as at December 31, 2025, and when compared to worldwide dwt as at March 1, 2026 as further detailed in the subsection “Industry” below, has a current market share of 4.3% of operated product tankers worldwide within the segments in which we operate. As at December 31, 2025, the vessels in our Hafnia Fleet had an average age of approximately 4.9 years (LR2), 10.2 years (LR1), 9.3 years (MR) and 10.5 years (Handy), compared to the world LR2, LR1, MR, and Handy fleets’ average age as at March 1, 2026 of approximately 10.6, 15.8, 13.4 and 18.2 years, respectively.

The vessels in our Hafnia Fleet are divided into four main operating segments which are based on the size and type of the vessels:
•	Long Range II (“LR2”) (85,000 – 124,999 dwt)
•	Long Range I (“LR1”) (55,000 – 84,999 dwt)
•	Medium Range (“MR”) (40,000 – 54,999 dwt)
•	Handy size (“Handy”) (25,000 – 39,999 dwt)

Additionally, we have in recent years from time to time, including through our Pools, operated vessels in two additional smaller segments:
•	Stainless steel 25k (“Stainless” or “Chemical-Stainless”) (25,000 dwt)
•	Small and City tankers, all of which we jointly refer to as “Specialised” size (5,000-19,999 dwt).

The vessels in the Hafnia Fleet operate in all of the above-mentioned main operating segments (i.e., not in the Stainless and Specialised segments).

As at December 31, 2025, our Combined Fleet consists of the following vessels:

	Combined Fleet
	Hafnia Fleet
	Hafnia Vessels (Owned)			Hafnia Vessels (Sale and lease-back)			TC Vessels			JV Vessels			Total			Commercial management (including Pool Vessels)			Total
	Fleet	NB*	Total	Fleet	NB*	Total	Fleet	NB*	Total	Fleet	NB*	Total	Fleet	NB*	Total	Fleet	NB*	Total	Fleet	NB*	Total
Specialised	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	10	-	10	10	-	10
Handy	23	-	23	1	-	1	-	-	-	-	-	-	24	-	24	8(1)	-	8	32	-	32
MR	45	-	45	-	-	-	7	-	7	5(4)	1(5)	6	57	1	58	31(2)	-	31	88	1	89
LR1	22	-	22	2	-	2	2	-	2	6(6)	-	6	32	-	32	10(3)	-	10	42	-	42
LR2	6	-	6	-	-	-	-	-	-	4(6)	-	4	10	-	10	4	-	4	14	-	14
Total	96	-	96	3	-	3	9	-	9	15	1	16	123	1	124	63	-	63	186	1	187

* Newbuilds
(1)	Inclusive of vessels in Handy and Chemical-Handy Pool.
(2)	Inclusive of vessels in MR and Chemical-MR Pool.
(3)	Inclusive of vessels in LR1 and Panamax Pool.
(4)	Two owned through 50% ownership in the Andromeda Joint Venture and three owned through 50% ownership in the Ecomar Joint Venture.
(5)	Owned through 50% ownership in the Ecomar Joint Venture.
(6)	Owned through 50% ownership in the Vista Joint Venture.

Our Hafnia Fleet

See below for additional information on the vessels in our Hafnia Fleet:

Long range tankers (LR2)

As at December 31, 2025, our Hafnia Fleet comprised 10 LR2 vessels: six Hafnia Vessels and four JV Vessels. The LR2s can carry a wide range of oils and oil products, including gasoline, diesel, naphtha, kerosene, fuel oil, and crude oil. The following table presents certain key information with respect to the LR2s in our Hafnia Fleet:

Vessel Name	Month/ Year built	Shipyard(*)	Cargo Capacity (dwt)	Flag	Ownership %	Classification Society(**)	Employment Type
Hafnia Despina	Jan-19	Daehan	109,990	Singapore	100%	LR	LR2 Pool
Hafnia Galatea	Mar-19	Daehan	109,990	Singapore	100%	LR	Time Charter
Hafnia Languedoc	Mar-23	GSI	109,999	Singapore	50%(1)	DNV	Time Charter
Hafnia Larissa	Apr-19	Daehan	109,990	Singapore	100%	LR	LR2 Pool
Hafnia Larvik	Oct-23	GSI	109,999	Singapore	50%(1)	DNV	Time Charter
Hafnia Lillesand	Feb-24	GSI	109,999	Singapore	50%(1)	DNV	Time Charter
Hafnia Loire	May-23	GSI	109,999	Singapore	50%(1)	DNV	Time Charter
Hafnia Neso	Jul-19	Daehan	109,990	Singapore	100%	LR	Time Charter
Hafnia Thalassa	Sep-19	Daehan	109,990	Singapore	100%	LR	Time Charter
Hafnia Triton	Oct-19	Daehan	109,990	Singapore	100%	LR	Time Charter
Total (10 vessels)			1,099,936

(*)	In the above table, Daehan refers to Daehan Shipbuilding Co., Ltd. and GSI refers to Guangzhou Shipyard International Co. Ltd.
(**)	For a discussion regarding Classification Society, see the section below “– Classification Societies”.
(1)	Owned through the Vista Joint Venture.

Long range tankers (LR1)

As at December 31, 2025, our Hafnia Fleet comprised 32 LR1 vessels: 24 Hafnia Vessels, two TC Vessels, and six JV Vessels. The LR1s can carry a wide range of oils and oil products, including gasoline, diesel, naphtha, kerosene, fuel oil, and crude oil. The following table presents certain key information with respect to the LR1s in our Hafnia Fleet.

Vessel Name	Month/ Year built	Shipyard(*)	Cargo Capacity (dwt)	Flag	Ownership %	Classification Society(**)	Employment Type
Hafnia Africa	May-10	STX	74,539	Singapore	SLB(1)	DNV	Panamax Pool
Hafnia Asia	Jun-10	STX	74,490	Malta	100%	DNV	Panamax Pool
Hafnia Australia	May-10	STX	74,539	Singapore	SLB(1)	DNV	Panamax Pool
Hafnia Beijing	Oct-19	GSI	74,999	Malta	50%(2)	DNV	LR1 Pool
Hafnia Exceed	Feb-16	STX	74,664	Singapore	100%	DNV	LR1 Pool
Hafnia Excel	Nov-15	STX	74,547	Singapore	100%	DNV	LR1 Pool
Hafnia Excellence	May-16	STX	74,613	Singapore	100%	DNV	LR1 Pool
Hafnia Excelsior	Jan-16	STX	74,665	Singapore	100%	ABS	LR1 Pool
Hafnia Executive	May-16	STX	74,319	Singapore	100%	DNV	LR1 Pool
Hafnia Expedite	Jan-16	STX	74,634	Singapore	100%	ABS	LR1 Pool
Hafnia Experience	Mar-16	STX	74,669	Singapore	100%	DNV	LR1 Pool
Hafnia Express	May-16	STX	74,663	Singapore	100%	DNV	LR1 Pool
Hafnia Guangzhou	Jul-19	GSI	74,999	Malta	50%(2)	DNV	LR1 Pool
Hafnia Hong Kong	Jan-19	GSI	74,999	Malta	50%(2)	DNV	LR1 Pool
Hafnia Kallang	Jan-17	STX	74,189	Singapore	100%	LR	LR1 Pool
Hafnia Nanjing	Jan-21	GSI	74,999	Singapore	50%(2)	DNV	LR1 Pool
Hafnia Shannon	Aug-17	STX	74,189	Singapore	100%	LR	LR1 Pool
Hafnia Pioneer	Jun-13	DSME	81,305	Singapore	100%	LR	LR1 Pool
Hafnia Precision	Oct-16	SPP	74,996	Singapore	100%	DNV	LR1 Pool
Hafnia Prestige	Nov-16	SPP	74,996	Singapore	100%	DNV	LR1 Pool
Hafnia Pride	Jul-16	SPP	74,997	Singapore	100%	DNV	LR1 Pool

Hafnia Providence	Aug-16	SPP	74,996	Singapore	100%	DNV	LR1 Pool
Hafnia Seine(4)	May-08	Dalian	74,998	Singapore	100%	ABS	Panamax Pool
Hafnia Shanghai	Jan-19	GSI	74,999	Malta	50%(2)	DNV	LR1 Pool
Hafnia Shenzhen	Aug-20	GSI	74,999	Singapore	50%(2)	DNV	LR1 Pool
Hafnia Shinano(4)	Oct-08	Dalian	74,998	Singapore	100%	DNV	Time Charter
Hafnia Tagus	Mar-17	STX	74,151	Singapore	100%	LR	Time Charter
Hafnia Yangtze(4)	Jan-09	Dalian	74,996	Singapore	100%	ABS	Time Charter
Hafnia Yarra	Jul-17	STX	74,189	Singapore	100%	LR	Time Charter
Hafnia Zambesi(4)	Jan-10	Dalian	74,995	Singapore	100%	ABS	Panamax Pool
Karimata	Aug-19	Onomichi	79,885	Panama	TC-in(3)	ABS	LR1 Pool
Sunda	Jul-19	Onomichi	79,902	Panama	TC-in(3)	ABS	LR1 Pool
Total (32 vessels)			2,408,118

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

(**)	For a discussion regarding Classification Society, see the below section “– Classification Societies”.
(1)	SLB = Sale and lease-back.
(2)	Owned through our Vista Joint Venture.
(3)	TC-in = Time charter in.
(4)	Vessel was sold or committed to sale after December 31, 2025.

Medium range tankers (MR)

As at December 31, 2025, our Hafnia Fleet comprised 57 MR vessels: 45 Hafnia Vessels, seven TC Vessels and five JV Vessels. The MRs carry a wide range of oil and oil products which include gasoline, diesel, naphtha, kerosene, vegetable oil, fuel, crude oil, easy chemicals, etc. The following table presents certain key information with respect to the MRs in our Hafnia Fleet.

Vessel Name	Month/ Year built	Shipyard(*)	Cargo Capacity (dwt)	Flag	Ownership %	Classification Society(**)	Employment Type
Basset	Nov-19	JMU	49,875	Singapore	TC-in(1)	ClassNK	MR Pool
Beagle	Mar-19	JMU	49,850	Panama	TC-in(1)	ClassNK	MR Pool
Boxer	Jun-19	JMU	49,852	Singapore	TC-in(1)	ClassNK	MR Pool
Bulldog	Feb-20	JMU	49,856	Singapore	TC-in(1)	ClassNK	MR Pool
BW Wren	Mar-16	SPP	49,999	Singapore	100%	DNV	MR Pool
Ecomar Garonne	Jul-25	GSI	49,696	France	50%(2)	BV	Time Charter
Ecomar Gascogne	Jan-25	GSI	49,776	France	50%(2)	BV	Time Charter
Ecomar Guyenne	May-25	GSI	49,763	France	50%(2)	BV	Time Charter
Hafnia Andrea	Jun-15	HMD	49,999	Singapore	100%	ABS	MR Pool
Hafnia Ane	Nov-15	GSI	49,999	Malta	100%	DNV	MR Pool
Hafnia Atlantic	Dec-17	GSI	49,641	Singapore	100%	LR	Chemical-MR Pool
Hafnia Bobcat	Aug-14	SPP	49,999	Singapore	100%	LR	Time Charter
Hafnia Caterina	Aug-15	HMD	49,999	Singapore	100%	ABS	MR Pool
Hafnia Cheetah	Feb-14	SPP	49,999	Singapore	100%	ABS	Time Charter
Hafnia Cougar	Jan-14	SPP	49,999	Singapore	100%	LR	Time Charter
Hafnia Crux(4)	Feb-12	GSI	49,999	Denmark	100%	LR	Time Charter
Hafnia Daisy	Aug-16	GSI	49,999	Malta	100%	DNV	Time Charter
Hafnia Eagle	Jul-15	SPP	49,999	Singapore	100%	LR	MR Pool
Hafnia Egret	Nov-14	SPP	49,999	Singapore	100%	ABS	MR Pool
Hafnia Falcon	Feb-15	SPP	49,999	Singapore	100%	ABS	Time Charter
Hafnia Hawk	Jun-15	SPP	49,999	Singapore	100%	ABS	MR Pool
Hafnia Henriette	Jun-16	GSI	49,999	Malta	100%	DNV	MR Pool
Hafnia Jaguar	Mar-14	SPP	49,999	Singapore	100%	LR	MR Pool
Hafnia Kestrel	Aug-15	SPP	49,999	Singapore	100%	ABS	Time Charter
Hafnia Kirsten	Jan-17	GSI	49,999	Malta	100%	DNV	MR Pool
Hafnia Lene	Jul-15	GSI	49,999	Malta	100%	DNV	MR Pool
Hafnia Leo(4)	Nov-13	GSI	49,999	Malta	100%	LR	MR Pool(5)
Hafnia Leopard	Jan-14	SPP	49,999	Singapore	100%	LR	MR Pool
Hafnia Libra(4)	May-13	GSI	49,999	Denmark	100%	LR	MR Pool
Hafnia Lioness	Jan-14	SPP	49,999	Singapore	100%	LR	Time Charter

Hafnia Lise	Sep-16	GSI	49,875	Malta	100%	DNV	Time Charter
Hafnia Lotte	Jan-17	GSI	49,999	Malta	100%	DNV	MR Pool
Hafnia Lynx	Nov-13	SPP	49,999	Singapore	100%	LR	MR Pool
Hafnia Merlin	Sep-15	SPP	49,999	Singapore	100%	DNV	Time Charter
Hafnia Mikala	May-17	GSI	49,999	Malta	100%	DNV	MR Pool
Hafnia Myna	Oct-15	SPP	49,999	Singapore	100%	LR	Time Charter
Hafnia Osprey	Oct-15	SPP	49,999	Singapore	100%	DNV	MR Pool
Hafnia Pacific	Dec-17	GSI	49,686	Singapore	100%	LR	Chemical-MR Pool
Hafnia Panther	Jun-14	SPP	49,999	Singapore	100%	LR	MR Pool
Hafnia Petrel	Jan-16	SPP	49,999	Singapore	100%	DNV	Time Charter
Hafnia Phoenix(4)	Jul-13	GSI	49,999	Denmark	100%	LR	MR Pool
Hafnia Puma	Nov-13	SPP	49,999	Singapore	100%	ABS	MR Pool
Hafnia Raven	Nov-15	SPP	49,999	Singapore	100%	DNV	MR Pool
Hafnia Swift	Jan-16	SPP	49,999	Singapore	100%	DNV	MR Pool
Hafnia Tanzanite	Nov-16	STX	49,478	Marshall Islands	100%	ABS	Chemical-MR Pool
Hafnia Tiger	Mar-14	SPP	49,999	Singapore	100%	LR	MR Pool
Hafnia Topaz	Jul-16	STX	49,561	Marshall Islands	100%	ABS	Chemical-MR Pool
Hafnia Tourmaline	Oct-16	STX	49,513	Marshall Islands	100%	ABS	Chemical-MR Pool
Hafnia Turquoise	Apr-16	STX	49,516	Marshall Islands	100%	ABS	Chemical-MR Pool
Hafnia Valentino	May-15	HVS	49,126	Singapore	100%	DNV	Chemical-MR Pool
Hafnia Violette	Mar-15	HVS	49,126	Marshall Islands	100%	ABS	Chemical-MR Pool
Hafnia Viridian	Jan-15	HVS	49,126	Marshall Islands	100%	ABS	Chemical-MR Pool
Hokkaido	Oct-25	HMD	49,804	Panama	TC-in(1)	ClassNK	MR Pool
Orient Challenge	Jun-17	HVS	49,972	Singapore	TC-in(1)	ClassNK	MR Pool
Orient Innovation	Jul-17	HVS	49,997	Singapore	TC-in(1)	ClassNK	MR Pool
PS Stars	Jan-22	HMD	49,999	Marshall Islands	50%(3)	LR	Time Charter
Yellow Stars	Jul-21	HMD	49,999	Marshall Islands	50%(3)	LR	Time Charter
Total (57 vessels)			2,843,052

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

(**)	For a discussion regarding Classification Society, see the below section “Classification Societies”.
(1)	TC-in = Time charter-in.
(2)	Owned through the Ecomar Joint Venture.
(3)	Owned through the Andromeda Joint Venture.
(4)	Vessel was sold or committed to sale after December 31, 2025.
(5)	Vessel joined the pool on January 1, 2026.

Handy tankers (Handy)

As at December 31, 2025, our Hafnia Fleet comprised 24 Handy vessels, all of which are Hafnia Vessels. Our Handy vessels carry a wide range of oil and oil products which include gasoline, diesel, naphtha, kerosene, vegetable oil, fuel, crude oil, easy chemicals, etc. The following table presents certain key information with respect to the Handy vessels in our Hafnia Fleet.

Vessel Name	Month/ Year built	Shipyard(*)	Cargo Capacity (dwt)	Flag	Ownership %	Classification Society(**)	Employment Type
Hafnia Achroite	Jan-16	HMD	38,506	Marshall Islands	100%	ABS	Chemical-Handy Pool
Hafnia Adamite	Sep-15	HMD	38,506	Marshall Islands	100%	ABS	Chemical-Handy Pool
Hafnia Alabaster	Nov-15	HMD	38,506	Marshall Islands	100%	ABS	Time Charter
Hafnia Almandine	Feb-15	HMD	38,506	Marshall Islands	100%	ABS	Chemical-Handy Pool
Hafnia Amazonite	May-15	HMD	38,506	Marshall Islands	100%	ABS	Chemical-Handy Pool

Hafnia Amber	Feb-15	HMD	38,506	Marshall Islands	100%	ABS	Chemical-Handy Pool
Hafnia Amessi	Jul-15	HMD	38,506	Singapore	100%	ABS	Chemical-Handy Pool
Hafnia Amethyst	Mar-15	HMD	38,506	Marshall Islands	100%	ABS	Chemical-Handy Pool
Hafnia Ametrine	Apr-15	HMD	38,506	Marshall Islands	100%	ABS	Chemical-Handy Pool
Hafnia Ammolite	Aug-15	HMD	38,506	Singapore	SLB(1)	ABS	Chemical-Handy Pool
Hafnia Andesine	May-15	HMD	38,506	Marshall Islands	100%	ABS	Chemical-Handy Pool
Hafnia Aquamarine	Jun-15	HMD	38,506	Singapore	100%	ABS	Chemical-Handy Pool
Hafnia Aragonite	Oct-15	HMD	38,506	Marshall Islands	100%	ABS	Chemical-Handy Pool
Hafnia Aronaldo	Jun-15	HMD	38,506	Marshall Islands	100%	ABS	Chemical-Handy Pool
Hafnia Aventurine	Apr-15	HMD	38,506	Marshall Islands	100%	ABS	Chemical-Handy Pool
Hafnia Axinite	Jul-15	HMD	38,506	Singapore	100%	ABS	Chemical-Handy Pool
Hafnia Azotic	Sep-15	HMD	38,506	Marshall Islands	100%	ABS	Chemical-Handy Pool
Hafnia Azurite	Aug-15	HMD	38,506	Singapore	100%	ABS	Chemical-Handy Pool
Hafnia Bering	Apr-15	HMD	39,067	Singapore	100%	LR	Time Charter
Hafnia Magellan(2)	May-15	HMD	39,067	Singapore	100%	LR	Handy Pool
Hafnia Malacca(2)	Jul-15	HMD	39,067	Singapore	100%	LR	Handy Pool
Hafnia Soya	Nov-15	HMD	39,067	Singapore	100%	LR	Time Charter
Hafnia Sunda(2)	Sep-15	HMD	39,067	Singapore	100%	LR	Handy Pool
Hafnia Torres(2)	May-16	HMD	39,067	Singapore	100%	LR	Handy Pool
Total (24 vessels)			927,510

(*)	In the above table, HMD refers to Hyundai Mipo Dockyard Co. Ltd.
(**)	For a discussion regarding Classification Society, see the below section “Classification Societies”.
(1)	SLB = Sale and lease-back.
(2)	Vessel was sold or committed to sale after December 31, 2025.

Newbuilds

As at December 31, 2025, our Ecomar Joint Venture had one newbuild on order. The vessel was delivered in January 2026. The following table presents certain key information with respect to the newbuild that our Ecomar Joint Venture had on order as at December 31, 2025:

Vessel Name	Type of vessel	Month/ Year built	Shipyard(*)	Cargo Capacity (dwt)	Flag	Ownership %	Classification Society(**)
Ecomar Gironde(1)	MR	Jan-26	GSI	49,800	France	50%(2)	BV
Total (1 newbuild)				49,800

(*)	GSI refers to Guangzhou Shipyard International Co. Ltd.
(**)	For a discussion regarding Classification Society, see the below section “Classification Societies”.
(1)	Vessel delivered in January 2026.
(2)	Owned through the Ecomar Joint Venture.

All the shipbuilding contracts are subject to customary cancellation provisions. Any newbuilds may be cancelled by us, inter alia, in the event of default by the shipbuilder due to bankruptcy or liquidation, in which case the newbuild(s) will be cancelled against a full refund amount (including interest) which is guaranteed by a bank, and in the event of excessive delay or vessel specification issues, in which case we will be entitled to a customary contract price reduction by way of liquidated damages or to cancel with a refund of pre-delivery instalments together with interest depending on the circumstances. The shipbuilder will be entitled to cancel any newbuilds, inter alia, in the event of payment default by us.

The Pools

As at December 31, 2025, we operated as a pool manager for nine commercial tanker pools: (i) the Small pool, (ii) the City pool ((i) and (ii) together, the “Specialised Pool”), (iii) the Handy pool for Handy vessels (the “Handy Pool”), (iv) the Chemical-Handy pool for certain Handy vessels capable of carrying chemical products (the “Chemical-Handy Pool”), (v) the MR pool for MR vessels (the “MR Pool”), (vi) the Chemical-MR pool for certain MR vessels capable of carrying chemical products (the “Chemical-MR Pool”), (vii) the LR1 pool for LR1 vessels (the “LR1 Pool”), (viii) the Panamax pool for Panamax vessels (the “Panamax Pool”) and (ix) the LR2 pool for LR2 vessels (the “LR2 Pool”) (each of the Specialised Pool, the Handy Pool, the Chemical-Handy Pool, the MR Pool, the Chemical-MR Pool, the LR1 Pool, the LR2 Pool and the Panamax Pool, a “Pool”, and together collectively known as the “Pools”).

In the Pools, we commercially manage Pool Vessels (i.e., vessels owned and/or operated by third parties which are commercially managed through our Pools) in addition to vessels from the Hafnia Fleet.

As at December 31, 2025, the Specialised Pool comprised 10 vessels, all of which were Pool Vessels; the Handy Pool comprised 10 vessels of which six were Pool Vessels; the Chemical-Handy Pool comprised 18 vessels of which one was a Pool Vessel; the MR Pool comprised 62 vessels of which 31 were Pool Vessels; the Chemical-MR Pool comprised nine vessels, all of which were Hafnia Vessels; the LR1 Pool comprised 27 vessels of which four were Pool Vessels; the Panamax Pool comprised ten vessels of which five were Pool Vessels; and the LR2 Pool comprised six vessels of which four were Pool Vessels. We have Hafnia Vessels operating in each of the Pools except the Specialised Pool.

Pool Agreements

We operate the Pools through our pool managing entities, Hafnia Pools Pte. Ltd. and Hafnia Chemical Tankers Pte. Ltd., both of which are wholly-owned subsidiaries of ours (each a “Pool Manager”). The Pools are operated on the basis of eight separate pool agreements, which are amended from time to time (the “Pool Agreements”). These Pool Agreements are entered into between the respective Pool Manager and the relevant pool participants. With respect to our Hafnia Vessels and TC Vessels, the relevant Hafnia entities with ownership (or disponent ownership) of such vessels may also constitute pool participants.

Until February 2023, we operated all the Pools as ‘agent-to-owner’ pools, where the Pool Manager entered into contracts for the employment of the vessels as an agent to the vessels’ respective owners. In February 2023, we changed the Handy Pool, MR Pool, LR1 Pool and the LR2 Pool to a ‘disponent-owner’ model as we believed it would lead to an increase in efficiency and in our access to working capital facilities. In May 2025, we changed the Chemical-Handy Pool and the Chemical-MR Pool to the ‘disponent-owner’-model. In connection with the transition of these two Pools to the ‘disponent-owner’ model, Hafnia Chemical Tankers Pte. Ltd. replaced Hafnia Middle East DMCC as pool manager for the Chemical-Handy and Chemical-MR Pools. We are not currently planning to transition the Specialised Pool from the ‘agent-to-owner’ model to the ‘disponent-owner’ model. We refer to such Pools as “Disponent-Owner Pools”. The Panamax Pool was a Disponent-Owner Pool from its establishment.

The ‘disponent owner’ of a vessel is the person who contractually has the right to use and possession of the vessel, either as owner or charterer of the vessel. Most of the Pools are, as stated above, structured as ‘disponent-owner’-pools where the Pool Manager is the time charterer of the vessels in the pool. Therefore, in addition to the relevant Pool Agreement, each pool participant enters into a time charter with the relevant Pool Manager when entering their vessel in a ‘disponent-owner’-model Pool. On this basis, the relevant Pool Manager contractually becomes the disponent owner of each of the vessels in the ‘disponent-owner’ model pools and enters into contracts for the employment of the vessels in a Pool in its own name.

Pursuant to the Pool Agreements, each vessel is allocated a number of ‘pool points’. A vessel’s pool points are based on its earning capabilities (which are largely defined by its fuel consumption) and may be adjusted in accordance with the terms of the Pool Agreements if, for example, the earning capacity of the vessel changes. In each pool, aggregated earnings of all vessels are, as a general rule, distributed between all participating vessels pro rata to their pool points. Certain exceptions apply, for example, in respect of time charters exceeding 12 months, where each pool participant can elect whether to opt-in or opt-out of earnings (and losses) relating to that time charter.

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

Pool participants are fully responsible for the financing, insurance (except insurance related to procurement of bunkers), maintenance, and technical management, including manning, of their vessels.

When the Pool Manager is acting as disponent owner of the Pool Vessels in the Pools structured as ‘disponent-owner’ pools, the Pool Manager is contractually exposed to certain claims, including technical, operational, freight, demurrage and charterer’s liabilities as well as credit risks in relation to the pool participants, its customers, and in relation to letters of indemnity received by the relevant Pool Manager on the discharge of cargo. Some of these risks may be substantial, including, but not limited to, claims on bills of lading if a customer defaults or if a customer is sanctioned while the customer has cargo on board a vessel, in which case the vessel may not earn income until the issues are resolved. The Pool Agreements for the Disponent-Owner Pools include provisions to mitigate these risks; however, there can be no assurance that the risks are or can be fully mitigated. See “Item 3. Key Information – D. Risk Factors – We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations, financial condition, and cash flows.” In addition, as discussed above, the Pool Manager of a Disponent-Owner Pool contractually passes all TCE income/losses on Pool Vessels and JV Vessels to the pool participants.

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

The Pool Board is complemented by the relevant Pool Manager, who, as pool manager, represents the Pools in external relations and oversees the day-to-day commercial operation under the authority of the Pool Board. The Pool Manager has the authority to enter into employment and other material agreements for the vessels in the relevant Pool, including forward freight agreements and bunker hedging agreements transactions on behalf of pool participants in accordance with the terms of the relevant Pool Agreement. Additionally, the Pool Manager performs marketing, bunker purchasing, and commercial operation of the vessels in accordance with the terms of the relevant Pool Agreement.

Third-party vessels in the Pools

The following table presents certain key information with respect to the third-party vessels in the Pools as at December 31, 2025 and does not reflect events such as name changes, ownership changes, and Pool entries which have occurred after December 31, 2025:

Pool	Vessel name	Year Built		Capacity (dwt)	Pool entry		Registered Owner	Flag
LR2 Pool	Eagle Le Havre	2017		109,999	Jul-25		AET Bermuda One Pte. Ltd.	Singapore
LR2 Pool	Eagle Lyon	2017		99,999	Jun-25		AET Bermuda One Pte. Ltd	Singapore
LR2 Pool	Norddolphin(1)	2017		113,955	Sep-22		MT Norddolphin Shipping Management B.V.	Portugal
LR2 Pool	Nordmarlin	2017		113,959	Nov-22		MT Nordmarlin Shipping Management B.V.	Portugal

Panamax Pool	Advantage Pioneer	2011		74,552	Nov-24		Syntrend Limited	Marshall Islands
Panamax Pool	Amazon Falcon(1)	2017		72,202	May-24		Meridian Marine Co. Ltd.	Greece
Panamax Pool	Hafnia Shinano	2008		74,998	Aug-24		BW Aldrich Pte. Ltd.	Singapore
Panamax Pool	Hafnia Yangtze(1)	2009		74,996	Nov-24		BW Aldrich Pte. Ltd.	Singapore
Panamax Pool	Jag Aanchal	2008		74,811	Jul-25		The Great Eastern Shipping Co. Ltd.	India

LR1 Pool	Jag Amisha	2009		74,889	Apr-25		The Great Eastern Shipping Co. Ltd.	India

LR1 Pool	Bluebird	2016	64,994	Feb-17	Larine Tankers Pte. Ltd.	Singapore
LR1 Pool	Kamome Victoria	2011	74,908	Nov-24	Shintoku Panama S.A.	Panama
LR1 Pool	Starling	2016	74,033	Feb-17	Larine Tankers Pte. Ltd.	Singapore

MR Pool	Aegean Star	2019	44,999	Jun-19	Saltini Shipping Corporation	Marshall Islands
MR Pool	Allied Atlantic	2018	49,995	Oct-25	Fed Ship III LLC	Marshall Islands
MR Pool	Alpine Marina	2010	46,162	Jul-23	Tornado Navigation Inc.	Marshall Islands
MR Pool	Angel Star	2006	48,635	Dec-21	Selitsa Shipping Corporation	Marshall Islands
MR Pool	Atalanta T	2010	44,999	Jul-24	Atalanta Tankers Ltd	Marshall Islands
MR Pool	Atlantic Infinity	2017	49,999	Jan-25	Mothallah Corp	Marshall Islands
MR Pool	Atlantic Rainbow	2024	49,999	Oct-25	Brilliant Aria Corporation	Marshall Islands
MR Pool	Atlantic Rosa	2025	49,999	Feb-25	Brilliant Crescendo Corporation	Marshall Islands
MR Pool	Atlantic Sunflower	2025	49,999	Apr-25	Brilliant Etude Corporation	Marshall Islands
MR Pool	Atlantic Sunshine	2025	49,954	Jan-25	Brilliant Bolero Corporation	Marshall Islands
MR Pool	Bantry Bay	2023	49,999	Dec-23	AL Tanker I Shipping Pte. Ltd.	Singapore
MR Pool	Cape Bilbao	2025	49,998	Jul-25	Cape Bilbao Navigation Limited	Marshall Islands
MR Pool	Cepolis	2011	48,020	Dec-25	Clymene Shipping Limited	Malta
MR Pool	Chios Star	2018	49,999	Mar-19	Lousios Shipping Corporation	Marshall Islands
MR Pool	CMC Ancud	2014	49,990	Dec-24	MS CMC ANCUD GmbH & Co. KG	Liberia
MR Pool	Flora Maris	2008	39,772	Nov-24	Flora Maris Shipping Inc Panama	Panama
MR Pool	Grand Ace6	2007	46,192	Jun-25	Pos Maritime WD S.A.	Panama
MR Pool	Ionian Star	2019	49,999	Mar-19	Yliki Shipping Corporation	Marshall Islands
MR Pool	Jag Parth	2008	46,917	Nov-23	The Great Eastern Shipping Co. Ltd.	India
MR Pool	Jag Prachi	2013	51,486	Aug-24	The Great Eastern Shipping Co. Ltd.	India
MR Pool	Jag Priya	2010	49,999	Aug-24	The Great Eastern Shipping Co. Ltd.	Marshall Islands
MR Pool	Jag Priyanka	2013	49,990	Sep-24	The Great Eastern Shipping Co. Ltd.	India
MR Pool	Jag Punit	2016	49,717	Jun-22	The Great Eastern Shipping Co. Ltd.	India
MR Pool	Lysias	2008	49,999	Jun-17	Lysias Maritime S.A.	Malta
MR Pool	MP MR Tanker 1	2011	49,999	Apr-21	M Pallonji Shipping Singapore Pte. Ltd.	Singapore
MR Pool	MP MR Tanker 2	2010	50,090	Nov-24	M Pallonji Shipping Singapore Pte. Ltd.	Singapore
MR Pool	MP MR Tanker 3	2010	47,962	Sep-24	M Pallonji Shipping Pvt Ltd	India
MR Pool	Oinoussian Star	2018	49,999	Feb-20	Louros Shipping Corporation	Marshall Islands
MR Pool	OKEE Ulf(1)	2006	49,999	Nov-22	OKEE Ship Twelve GmbH & Co. KG	Liberia
MR Pool	Philoxenia	2019	49,999	Sep-24	Formica Navigation Ltd.	Marshall Islands
MR Pool	Rich Rainbow	2021	49,997	Nov-23	Rich Ocean Shipping Inc.	Panama

Handy Pool	Bagheera(1)	2014	39,999	Oct-24	Vulcan Navigation Ltd	Marshall Islands
Handy Pool	Prelude	2007	39,988	Sep-25	Verda Enterprises Company	Liberia
Handy Pool	VS Leia	2006	38,461	Mar-19	Valloeby Leia Limited	Isle of Man
Handy Pool	VS Lisbeth(1)	2006	38,492	Apr-18	Valloeby Lisbeth Limited	Isle of Man
Handy Pool	VS Remlin	2003	34,530	Dec-21	Valloeby Remlin Limited	Isle of Man
Handy Pool	VS Spirit	2007	34,671	Mar-20	Valloeby Spirit Limited	Isle of Man

Chemical-Handy Pool	Chemtrans Mobile	2016	37,596	May-25	Chemtrans Mobile AS	Marshall Islands

Specialised Pool	Amur Star	2010	13,019	Aug-20	Valloeby Amur Star Ltd.	Malta
Specialised Pool	Colorado Star	2010	13,019	Aug-20	Valloeby Colorado Star Ltd.	Malta
Specialised Pool	Ganges Star	2010	13,013	Aug-20	Valloeby Ganges Star Ltd.	Malta
Specialised Pool	Kongo Star	2010	13,011	Aug-20	Valloeby Kongo Star Ltd.	Malta
Specialised Pool	Lamentin	2007	11,320	Dec-20	Valloeby Lamentin Ltd.	Malta
Specialised Pool	Lascaux	2007	11,674	Apr-22	Valloeby Lascaux Ltd.	Malta
Specialised Pool	Mississippi Star	2010	13,054	Aug-20	Valloeby Mississippi Star Ltd.	Malta
Specialised Pool	Murray Star	2011	13,006	Aug-20	Valloeby Murray Star Ltd.	Malta
Specialised Pool	Pechora Star	2011	13,021	Aug-20	Valloeby Pechora Star Ltd.	Malta
Specialised Pool	Shannon Star	2010	13,023	Aug-20	Valloeby Shannon Star Ltd.	Malta
Total 61 Pool Vessels			3,004,054

(1)	This vessel has been redelivered from the Pools.

Commercial Management

From time to time we will, in addition to commercial management of third-party vessels through the Pools, perform commercial management of third-party vessels outside of the Pools. As at December 31, 2025, we commercially managed two third-party vessels in addition to the Pool Vessels.

Commercial management of third-party vessels is typically only used when the vessels in question need employment for a limited period of time, for example, between other employment types or before being delivered to new owners. Because the period of commercial management is short, it is generally not practicable to place the vessel in a Pool as this involves a much more intensive and time consuming process, whereas it is much easier to establish a commercial management structure for a single vessel. On occasion, we may also use the commercial management structure to test-employ tonnage which may be a candidate for entering a Pool, but where we want to satisfy ourselves that the vessel in question is able to trade properly in the market before recommending it for pool entry.

When vessels are commercially managed by us, we act as agents to the vessel’s owner (registered owner or disponent owner, as the case may be), not as principals. Owners are responsible for providing the required working capital to us, so we have no outlays for vessel related expenses from our accounts.

Commercial trading of the Combined Fleet

Vessels are employed in the market through a number of different commercial arrangements. The general terms normally found in these types of contracts are described below.

•
Voyage charters in the spot market. The spot market generally refers to the segment of the market where vessels are employed for a single voyage. A vessel earns income from each individual voyage and the owner pays the voyage expenses, including bunker and port costs. Spot market pricing, which can be volatile, is influenced by a number of factors, including the number of competing vessels, the number of cargoes available, oil pricing and arbitrage, worldwide events, and weather. Idle time between voyages is possible depending on the availability of cargo and the positioning of the vessel. Under a spot market voyage charter, the vessel owner pays for both the voyage expenses (less specified amounts covered by the contract) and vessel operating costs.

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

•
Consecutive voyage contract (“CVC”). Under a CVC, the shipowner provides one vessel for multiple voyages to transport a certain amount of cargo within a specified period covering a specified trade from a fixed place to fixed destinations designated by the customer. All of the vessel’s operating, voyage and capital costs are borne by the owner. The freight rate is normally agreed on a fixed rate basis but can also be floating according to a pre-agreed index.

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

Time charter-out portfolio

As at December 31, 2025, we had 23 Hafnia Vessels and nine JV Vessels trading outside the Pools and entered into time charter contracts with customers for periods longer than six months. In addition, our Ecomar Joint Venture entered into long-term time charters for four newbuild JV Vessels which will commence upon delivery of the vessels. Three of these newbuilds have been delivered to the charterer, Total, on long-term charters and the final vessel, Ecomar Gironde, was delivered in January 2026.

The following table presents key information pertaining to the time charter contracts (including options) as at December 31, 2025:

Vessel Name	Vessel type	Year built	Charterer	Expiry Date	Extension option period
Hafnia Daisy	MR	2016	Valero	Nov-26	—
Hafnia Lise	MR	2016	Valero	Oct-26	—
Hafnia Myna	MR	2015	Petco Trading Labuan Company Ltd	Sep-26	—
Hafnia Bobcat(1)	MR	2013	Petco Trading Labuan Company Ltd	Nov-26	—
Hafnia Shinano	LR1	2008	Mercuria Shipping Pte Ltd	Feb-26	—
Hafnia Soya	Handy	2015	ST Shipping and Transport Pte Ltd	Apr-27	—
Hafnia Alabaster	Handy	2015	International Shipping and Transportation Company Limited	Sep-27	—
Hafnia Yangtze	LR1	2009	Mercuria Shipping Pte Ltd	Apr-26	—
Hafnia Kestrel	MR	2015	Orient Oil Express Pte Ltd	Jan-26	—
Hafnia Merlin	MR	2015	Orient Oil Express Pte Ltd	Jan-26	—
Hafnia Cheetah	MR	2014	Orient Oil Express Pte Ltd	Feb-26	—
Hafnia Crux	MR	2012	PMI	Jan-26	—
Hafnia Falcon	MR	2015	BP Australia Pty Ltd	Nov-26	—
Hafnia Neso	LR2	2019	Marathon Maritime Company	May-27	—
Hafnia Bering	Handy	2015	ST Shipping and Transport Pte Ltd	Jan-28	—
Hafnia Lioness	MR	2014	BP Singapore Pte Ltd	Aug-26	—
Hafnia Cougar	MR	2014	Vitol International Shipping Pte. Ltd	Aug-26	—
Hafnia Tagus	LR1	2017	Abu Dhabi Marine International Chartering Rsc Limited	Sep-26	—
Hafnia Triton	LR2	2019	BP Singapore Pte Ltd	Oct-28	—
Hafnia Petrel	MR	2016	BP SHIPPING LTD	Oct-27	—
Hafnia Thalassa	LR2	2019	BP Singapore Pte Ltd	Nov-28	—
Hafnia Yarra	LR1	2017	Abu Dhabi Marine International Chartering Rsc Limited	Nov-26	—
Hafnia Galatea	LR2	2019	BP Singapore Pte Ltd	Dec-28	—
Hafnia Languedoc	LR2	2023	CSSA	Mar-30	1+1+1 year
Hafnia Larvik	LR2	2023	Equinor	Oct-28	—
Hafnia Lillesand	LR2	2024	Equinor	Mar-29	—
Hafnia Loire	LR2	2023	CSSA	May-30	1+1+1 year
PS Stars	MR	2022	Clearlake	Jan-27	1 year
Yellow Stars	MR	2021	Clearlake	Jul-26	1 year
Ecomar Gascogne	MR	2025	CSSA	Jan-32	1+1+1 year
Ecomar Guyenne	MR	2025	CSSA	May-32	1+1+1 year
Ecomar Garonne	MR	2025	CSSA	Jul-32	1+1+1 year
Ecomar Gironde(2)	MR	2026	CSSA	Jan-33	1+1+1 year
Total 32 vessels

(1)	In January 2025, Hafnia Puma was replaced by Hafnia Bobcat as Hafnia Puma needed repairs.
(2)	Ecomar Gironde was delivered to the charterer after it was delivered from the shipyard in January 2026.

As at December 31, 2025, we had no Hafnia Vessels or TC Vessels trading inside the Pools on time charter contracts with customers for periods longer than six months.

Bareboat and time charter-in portfolio

Bareboat charters

As at December 31, 2025 we had three vessels bareboat chartered-in, all of which have been entered into in the course of the sale and lease-back financing of our Hafnia Vessels. See “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources” for additional information on our financing arrangements.

All our sale and lease-back arrangements include annual or monthly purchase options and some also contain purchase obligations upon the expiration of the arrangement.

The following table presents key information pertaining to these bareboat charter contracts as at December 31, 2025:

Vessel Name	Vessel type	Year built	Owner	Expiry Date	Extension option period	Purchase Option(s)	Purchase Obligation
Hafnia Africa	LR1	2010	MI-DAS Line S.A.	Oct-29	N/A	Yes	No
Hafnia Australia	LR1	2010	Yong Sheng Shipping Pte. Ltd.	Dec-29	N/A	Yes	Yes
Hafnia Ammolite	Handy	2015	Sea 15 Leasing Co. Ltd.	Mar-33	N/A	Yes	Yes
Total 3 Vessels

Time charters

As at December 31, 2025, we had nine vessels time chartered-in and nine have purchase options. The following table presents key information pertaining to these time charters:

Vessel Name	Vessel type	Year built	Owner	Expiry Date	Extension option period	Purchase option
Basset	MR	2019	Grace Ocean Private Limited	Nov-26	1 year	Yes
Beagle	MR	2019	Sun Lanes Shipping S.A.	Mar-27	-	Yes
Boxer	MR	2019	Grace Ocean Private Limited	Jun-26	1 year	Yes
Bulldog	MR	2020	Grace Ocean Private Limited	Feb-27	1 year	Yes
Sunda	LR1	2019	Triton Navigation B.V.	Jul-26	1 year	Yes
Karimata	LR1	2019	Triton Navigation B.V.	Sep-26	1 year	Yes
Orient Challenge	MR	2017	OMC Shipping Pte. Ltd.	Jul-26	1 year	Yes
Orient Innovation	MR	2017	OMC Shipping Pte. Ltd.	Aug-26	1 year	Yes
Hokkaido	MR	2025	Sun Lanes Shipping S.A.	Oct-30	1+1 years	Yes
Total 9 vessels

Purchase options

We have purchase options for a number of our chartered-in vessels. The following table presents an overview of our purchase options by year for our chartered-in vessels in millions of U.S. dollars (excluding purchase option premiums and fees and expenses associated with exercising purchase options).

Vessel Name	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
TC Vessels
Beagle(1)	31.25	29.75	—	—	—	—	—	—	—	—
Basset(1)	31.25	29.75	—	—	—	—	—	—	—	—
Boxer(1)	31.25	29.75	—	—	—	—	—	—	—	—
Bulldog(1)	31.25	29.75	—	—	—	—	—	—	—	—
Karimata(1)	38.00	36.00	—	—	—	—	—	—	—	—
Orient Challenge(1)	23.90	22.30	—	—	—	—	—	—	—	—
Orient Innovation(1)	23.90	22.30	—	—	—	—	—	—	—	—
Sunda(1)	38.00	36.00	—	—	—	—	—	—	—	—
Hokkaido(1)	—	—	—	48.00	46.40	44.80	43.20	—	—	—
Sale and lease-back vessels(2)
Hafnia Africa	9.60	8.00	5.50	3.00	—	—	—	—	—	—
Hafnia Ammolite(3)	15.1-13.86	13.74-12.44	12.31-10.94	10.82-9.38	9.24-7.73	7.59-6.00	5.86-4.19	4.03-3.72	—	—
Hafnia Australia	10.90	8.90	6.35	—	—	—	—	—	—	—

(1)
The purchase option price set out in the table above for the respective vessel is based on the applicable price stipulated in the time charter on the applicable delivery anniversary date. If the vessel is repurchased in between delivery anniversary dates, the purchase option price will be reduced on a pro rata basis.

(2)	The table includes vessels chartered in as at December 31, 2025
(3)	These vessels have purchase options based on the outstanding principal which reduces monthly. The above listed purchase option prices are the purchase options in January and December of the year.

Purchase obligations

A number of the charters under which we charter in our vessels contain purchase obligations according to which we are obligated to purchase the vessel upon the expiration of the charter (excluding fees and expenses associated with exercising purchase obligations).

Set out below is an overview of our purchase obligations for our chartered-in vessels as at December 31, 2025, in millions of U.S. dollars.

Vessel Name(1)	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Hafnia Australia	—	—	—	4.20	—	—	—	—	—	—
Hafnia Ammolite	—	—	—	—	—	—	—	3.72	—	—

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

A variety of government and private entities subject the vessels in our Combined Fleet to both scheduled and unscheduled inspections of compliance with these laws and regulations. These entities include the local port authorities (applicable national authorities such as the U.S. Coast Guard (“USCG”), harbour master or equivalent), classification societies, flag state administrations (countries of registry), charterers, and terminal operators. Certain of these entities require us to obtain governmental or quasi-governmental permits, licenses, approvals, certificates, and other authorisations before our Hafnia Vessels and JV Vessels may operate or conduct certain activities. Failure to comply with these requirements or to obtain the necessary business and technical permits, licenses, approvals, and certificates could require us to incur substantial costs or result in sanctions including suspension and/or freezing of the operation of one or more of our Hafnia Vessels and JV Vessels, suspension and/or freezing of our business and responsibility for all damages arising from any violation. For the avoidance of doubt, all the vessels in our Combined Fleet are subject to the aforementioned requirements to obtain relevant permits, licenses, approvals, certifications and other authorisations, not only our Hafnia Vessels and JV Vessels; however, generally we will not be the entity required to obtain such permits, licenses, approvals, certifications and other authorisations for TC Vessels and/or Pool Vessels and/or other vessels where we are the commercial manager or time charterer.

Governments and other regulators may periodically revise their environmental laws and regulations and other laws and regulations applicable to our industry and business or adopt new ones, and the effects of new or revised laws and regulations on our operations often cannot be predicted. In particular, as further discussed in this “—Environmental and Other Regulations in the Shipping Industry”, the Trump administration in the United States has moved toward rapid deregulation and withdrawal from numerous international organisations and treaties. Although we believe that the operation of our Hafnia Vessels and JV Vessels is substantially in compliance with applicable environmental laws and regulations and that we have all permits, licenses and certificates required for the operation of our Hafnia Vessels and JV Vessels, future noncompliance or failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our Hafnia Vessels and JV Vessels. There can be no assurance that additional significant costs and liabilities will not be required to be incurred to comply with such current and future laws and regulations, or that such laws and regulations will not have a material effect on our operations, including, but not limited to, any new or inconsistent laws and regulations relating to climate change. In addition, even without such new or inconsistent regulations, our business may be indirectly affected to the extent that climate change results in sea level changes or more intense weather events. New laws and regulations may also apply to our customers, including oil and gas exploration and production companies, which may impact demand for our services.

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

International environmental treaties and conventions as well as U.S. environmental laws and regulations that apply to the operation of vessels are described below. Other countries, including member countries of the European Union, in which we operate or in which vessels in our Combined Fleet are registered, have or may in the future have laws and regulations that are similar, or more stringent, in nature to the U.S. laws referenced below. A particularly significant organisation in the shipping industry is the IMO, the United Nations agency for maritime safety and the prevention of pollution by vessels. The IMO has adopted a number of regulations relating to the prevention of pollution by vessels, including MARPOL, which is the main international convention covering prevention of pollution of the marine environment by ships from operational or accidental causes and establishes environmental standards relating to, e.g., oil leakage and oil spills, garbage management, sewage, air emissions, and handling and disposal of noxious liquids and harmful substances. MARPOL applies to tankers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Additionally, IMO has adopted SOLAS, which is intended to specify minimum standards for the construction, equipment, and operations of ships, compatible with their safety. An important entity within IMO is the MEPC, which is the entity addressing environmental issues under IMO. MEPC holds two sessions a year and a reference to, for example, MEPC 83, is a reference to MEPC’s 83rd session.

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

d.	International Convention for the Control and Management of Ships’ Ballast Water and Sediments

The International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “Ballast Water Management Convention”) aims to prevent the spread of harmful aquatic organisms from one region to another, by establishing standards and procedures for the management and control of ships’ ballast water and sediments. The Ballast Water Management Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate. The Ballast Water Management Convention was ratified in September 2016 and entered into force in September 2017. The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water (the so-called D-2 standard) and required all vessels to meet D-2 standard no later than September 8, 2024. Amendments to the Ballast Water Management Convention came into force on June 1, 2022, which included changes to the form of the Ballast Water Management certificate and the rules requiring commissioning testing of ballast water management systems at the ship’s initial survey or during an additional survey for retrofits. This testing is required before the Ballast Water Management certificate for D-2 standard is issued but does not apply to ships that already have a certified ballast water management system installed. During 2025, two additional IMO resolutions came into force specifying a new format for the ballast water record book and mandating approval of electronic ballast water record books.

All Hafnia Vessels and JV Vessels have ballast water treatment systems installed and have ballast water management certificates.

e.	International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea

In 1996, the IMO adopted the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea (the “HNS Convention”). The aim of the HNS Convention is to ensure adequate, prompt and effective compensation for damage resulting from shipping accidents involving hazardous and noxious substances. By 2009, the 1996 HNS convention had still not entered into force, due to an insufficient number of ratifications.  A second international conference, held in April 2010, adopted a Protocol to the HNS convention (the “2010 HNS Protocol”) that was designed to address practical problems that had prevented many States from ratifying the original HNS Convention. If the 2010 HNS Protocol enters into force, we could be required to incur additional costs or capital expenses to be compliant.

United States

The United States has implemented various strategies, measures, laws, regulations, and other initiatives relating to water pollution which have an effect on our industry including, but not limited to, the following:

a.	Oil Pollution Act and the Comprehensive Environmental Response, Compensation, and Liability Act

The U.S. Oil Pollution Act of 1990 (the “OPA”) established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. The OPA affects all owners and operators whose vessels trade or operate within the United States, its territories and possessions, or whose vessels operate in the waters of the United States, which includes the U.S. territorial seas and its 200-nautical-mile exclusive economic zone. The Comprehensive Environmental Response, Compensation, and Liability Act (the “CERCLA”) applies to the discharge of hazardous substances whether on land or at sea. These laws may affect us because we carry oil products, petroleum products, chemicals and other liquids, as wells as oil as fuel and lubricants for our engines, and the discharge of these substances could cause an environmental hazard. Under the OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers. The OPA defines these damages broadly to include:

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

The limits of the OPA liability are the greater of $2,500 per gross ton or $21,521,000 for any tanker, other than single-hull tank vessels, over 3,000 gross tons (subject to adjustments for inflation). However, these limits of liability do not apply where the incident is caused by violation of applicable U.S. federal safety, construction, or operating regulations, or by the responsible party’s gross negligence or wilful misconduct. These limits likewise do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. The OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states, which have enacted their own legislation, have not yet issued implementing regulations defining shipowners’ responsibilities under these laws.

The CERCLA, which also applies to owners and operators of vessels, contains a similar liability regime and provides for recovery of clean-up and removal costs and the imposition of natural resource damages for releases of “hazardous substances” which as defined in the CERCLA does not include petroleum, crude oil, or any fraction thereof. Liability under the CERCLA is limited to the greater of $300 per gross ton or $0.5 million for each release from vessels not carrying hazardous substances as cargo or residue, and the greater of $300 per gross ton or $5 million for each release from vessels carrying hazardous substances as cargo or residue (subject to adjustments for inflation). As with the OPA, these limits of liability do not apply where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party’s gross negligence or wilful misconduct or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. The OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with the OPA, the CERCLA and all applicable state regulations in the ports where our Hafnia Vessels and JV Vessels call.

The OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guaranty. Under OPA regulations, an owner or operator of more than one vessel is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the vessel having the greatest maximum liability under the OPA/CERCLA. Each of our ship-owning subsidiaries that has vessels trading in U.S. waters has applied for and obtained from the U.S. Coast Guard National Pollution Funds Center three-year certificates of financial responsibility (“COFRs”), supported by guarantees purchased from an insurance-based provider. As at the date of this Annual Report, all Hafnia Vessels and JV Vessels have a COFR from the U.S. Coast Guard National Pollution Funds Center.

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

In December 2018, the Vessel Incidental Discharge Act (“VIDA”) was signed into law and restructured the EPA and the USCG programs for regulating incidental discharges from vessels. Rather than requiring CWA permits, the discharges will be regulated under a new CWA Section 312(p) establishing Uniform National Standards for Discharges Incidental to Normal Operation of Vessels. VIDA defines specific roles for the EPA, the U.S. Coast Guard and states. The EPA’s primary responsibility is to develop national standards of performance for the incidental discharges from these vessels, while the USCG is to develop corresponding implementation, compliance and enforcement regulations for those standards, including any requirements governing the design, construction, testing, approval, installation and use of devices necessary to achieve the EPA standards.

In October 2024, the EPA published a final rule, the Vessel Incidental Discharge National Standards of Performance, in the Federal Register. The USCG has two years after issuance of the EPA's rule to finalize the corresponding implementing regulations. The EPA’s rule included three general discharge standards – General Operation and Maintenance, Oil Management, and Biofouling Management – as well as specific standards for 20 different equipment and systems onboard vessels.  The 2013 VGP was scheduled to expire in December 2018; however, under VIDA, the provisions of the 2013 VGP will remain in place until the new EPA and USCG regulations are in place, which remain outstanding. Pursuant to the requirements in the VGP, vessel owners and operators must meet twenty-five sets of state-specific requirements as the CWA’s 401 certification process allows tribes and states to impose their own requirements for vessels operating within their waters. Once both the EPA and USCG regulations are final, effective and enforceable, states will be preempted from establishing more stringent discharge standards. VIDA, however, includes provisions for states to pursue additional requirements through various petition processes. VIDA also specified that the EPA, the USCG and the states all have responsibilities related to enforcement. The USCG is authorized to inspect vessels, establish procedures for investigating and reporting violations, and monitor vessels, as well as detain vessels, as appropriate, for noncompliance with the requirements. The EPA is authorized to take civil actions or pursue criminal penalties against any person that is in violation of the requirements. Finally, the requirements may also be enforced by states or political subdivisions of states. Vessels operating in multiple jurisdictions could face potentially conflicting conditions specific to each jurisdiction that they travel through.

d.	National Invasive Species Act

The USCG regulations adopted under the U.S. National Invasive Species Act require the USCG’s approval of any technology before it is placed on a vessel. As a result, the USCG has provided waivers to vessels which could not install the then as-yet unapproved technology. In May 2016, the USCG published a review of the practicability of implementing a more stringent ballast water discharge standard. The results concluded that technology to achieve a significant improvement in ballast water treatment efficacy could not be practically implemented. In February 2016, the USCG issued a new rule amending the Coast Guard’s ballast water management record-keeping requirements. Effective February 22, 2016, vessels with ballast tanks operating exclusively on voyages between ports or places within a single Captain of the Port zone (an area under the command of an individual Coast Guard officer designated by the Coast Guard Commandant to enforce the relevant regulations and policies in such area), were required to submit an annual report of their ballast water management practices. Further, under the amended requirements, vessels may submit their reports after arrival at the port of destination instead of prior to arrival. As discussed above, under VIDA, existing USCG ballast water management regulations will be phased out and replaced with national standards of performance to be developed by EPA and implemented and enforced by the USCG.

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

During 2024, the European Council adopted four directives relating to ‘maritime safety’ including directives on investigations of accidents, ship-source pollution, compliance with flag state requirements and port state control. These directives were aimed at aligning EU rules with international standards and enhancing cooperation between European and national authorities. These directives, as adopted by the EU member states, may have an effect on our business, for example if there is pollution from our Hafnia Vessels within the territory of an EU member state.

Anti-Fouling

AFS Convention

Anti-fouling systems (“AFS”), such as paint or surface treatment, are used to coat the bottom of vessels to prevent the attachment of molluscs and other sea life to the hulls of vessels. Our Hafnia Vessels and JV Vessels are subject to the IMO’s International Convention on the Control of Harmful Anti-fouling Systems on Ships (the “AFS Convention”) which prohibits the use of organotin compound coatings in anti-fouling systems. Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-fouling System Certificate (“IAFS Certificate”) and undergo an initial survey before the vessel is put into service or when the anti-fouling systems are altered or replaced. The AFS Convention was amended in June 2021 to prohibit anti-fouling systems containing cybutryne. Effective January 1, 2023, ships could not apply or re-apply anti-fouling systems containing cybutryne. For ships already bearing an anti-fouling system containing cybutryne, the amendments have effect from the next scheduled renewal of the anti-fouling system after January 1, 2023 but no later than 60 months following the last application to the ship of the anti-fouling system containing cybutryne. Ships bearing an anti-fouling system containing cybutryne shall within this timeframe either remove the anti-fouling system or apply a coating that forms a barrier to the cybutryne leaching from the underlying noncompliant anti-fouling systems. In addition, the IAFS Certificate has been updated to address compliance with the cybutryne restrictions. Ships in operation will need to comply within the first anti-fouling renewal survey and must receive an updated IAFS Certificate no later than January 1, 2025. Ships which are not affected (i.e., with anti-fouling systems which do not contain cybutryne) must receive an updated IAFS Certificate at the next anti-fouling application to the vessel.

We have obtained IAFS Certificates for all of our Hafnia Vessels and JV Vessels.

Biofouling

In 2023, the IMO’s Maritime Environmental Protection Committee adopted revised guidelines for the control and management of ships’ biofouling to minimise the transfer of invasive aquatic species to reduce the threat posed by invasive aquatic species through biofouling on vessels to the well-being of the sea and to improve the vessel’s hydrodynamic performance. Biofouling management practices enhance energy efficiency and reduce greenhouse gas emissions from vessels due to lower fuel demand in operation as a result of a clean hull. The 2023 guidelines focus on operational considerations such as the selection and installation of AFS and the re-installation, re-application or repair of the AFS, as well as guidance on maritime growth prevention systems (“MGPS”). Biofouling inspection frequency or inspection dates (or date ranges) for in-water inspections by competent organisations, crew or personnel should be based on the ship-specific biofouling risk profile, including inspection as a contingency action, and specified in the Biofouling Management Plan (“BFMP”) under the responsibility of shipowners, ship operators and shipmasters. The 2023 guidelines also update the BMFP and biofouling management record book. For vessels without performance monitoring, the first inspection date should be within 12 months of AFS application, reapplication, installation or renewal. Where monitoring indicates that the AFS is not performing effectively soon after application, reapplication, installation or renewal, an inspection should be conducted as soon as practical or possible, in line with the BFMP and contingency action plan. If adequate performance of the AFS is observed through monitoring, the inspection could be conducted up to 18 months after AFS application, reapplication, installation or renewal, noting that such monitoring may not reflect the level of biofouling in all niche areas. Subsequent inspections should occur at least every 12 to 18 months with increased frequency for ageing or damaged AFS. In-water inspections should seek to coincide with existing subsea operations where possible. If no AFS is installed in areas of a ship and no other measures are undertaken such as in-water cleaning or propeller polishing, then inspections should occur more frequently.

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

From January 1, 2020, an upper limit of sulphur content of ship’s fuel oil was reduced to 0.5% from a previous 3.5% under the so-called IMO2020 regulation prescribed in MARPOL. Ships may limit their air pollutants by using compliant fuels such as low sulphur fuel oil (VLSFO) or marine gas oil (MGO), by installing exhaust gas cleaning systems (scrubbers), or by using alternative fuels with low or zero sulphur contents such as liquified natural gas or biofuels. In certain areas, so called emission control areas (“SOx ECAs”), the upper limit of sulphur content is reduced to 0.1%. SOx ECAs include certain coastal areas of North America, the U.S. Caribbean Sea, the Baltic Sea, the North Sea and the Mediterranean Sea and from March 1, 2027 the Canadian Arctic and Norwegian Sea will become SOx ECAs. It was expected that regulations designating areas in the North-East Atlantic as a SOx ECA would be adopted by MEPC in October 2025, but as MEPC ES.2 was postponed, there is currently no fixed timeline for the adoption of the North-East Atlantic SOx ECA to take effect.

In addition to requirements relating to the sulphur content of ship’s fuel oil, the IMO have adopted amendments to MARPOL Annex VI stipulating limits from the nitrogen oxide (NOx) emissions from ship’s engines. The NOx limits were split into different tiers, with tier III, the most restrictive tier, only applying in NOx emission control areas (“NOx ECAs”). Currently, areas in the North American and United States Caribbean, North Sea, Baltic Sea, Canadian Arctic and Norwegian Sea are NOx ECAs. It was expected that regulations designating areas in the North-East Atlantic as a NOx ECA would be adopted by MEPC in October 2025, but as MEPC ES.2 was postponed, there is currently no fixed timeline for the adoption of the North-East Atlantic NOx ECA to take effect. All our Hafnia Vessels and JV Vessels are in compliance with IMO NOx regulations.

Additionally, MEPC 77 adopted a non-binding resolution which urges member states and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of black carbon emissions from ships when operating in or near the Arctic. With effect from July 1, 2024, the use or carrying for use of heavy fuel oil (HFO) in Arctic waters is with narrow exceptions prohibited under MARPOL Annex I.

Some of our Hafnia Vessels have exhaust gas cleaning systems (scrubbers) installed. We comply with sulphur requirements by using compliant fuels for the vessels in our Hafnia Fleet.

b.	Greenhouse Gasses | EEDI, EEXI, SEEMP, CII

IMO has introduced measures to reduce emissions of GHGs, including the so-called EEDI, EEXI, SEEMP & CII-frameworks which are described in further detail below. We may incur costs to comply with these standards. Existing rules and standards may be amended or additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition. At the MEPC 83, the IMO has extended the CII measure to cover the years 2027-2030. The IMO is in the process of reviewing the EEDI/EEXI measures. The amended measures could be more burdensome on our business and operations than the current measures.

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

Many of our Hafnia Vessels and JV Vessels were designed to fall below the minimum standard. For the remaining vessels, we have taken steps, including implementing engine and shaft power limitation devices, to ensure compliance with the EEXI regulation by each individual vessel’s compliance date.

As at December 31, 2025, all Hafnia Vessels and JV Vessels are, as applicable, in compliance with EEDI or EEXI certification.

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

As at December 31, 2025, all Hafnia Vessels and JV Vessels were in compliance with the SEEMP Part I, Part II and Part III requirements.

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

As at December 31, 2025, all Hafnia Vessels and JV Vessels were in compliance with the CII requirements. However, six vessels are rated D and one vessel is rated E. Where required, we have put in place corrective action plans.

c.	Greenhouse Gasses | Global Fuel Standard

In April 2025, MEPC 83 approved amendments to MARPOL Annex VI (Chapter 5 “Regulations on the IMO net-zero framework”) containing mid-term measures to reduce GHG emissions of shipping. These amendments require formal adoption before coming into effect. The amendments were initially scheduled for adoption at MEPC ES.2 in October 2025. However, MEPC ES.2 was postponed by 12 months and it is currently uncertain whether these amendments will be adopted by MEPC and if adopted, when they will come into force.

If adopted in the form approved by MEPC 83, the mid-term measures would introduce a global GHG fuel intensity (GFI) ‘standard’ (the “GFS”) that vessels must comply with. The GFS would decrease over time, thereby requiring gradual reduction of a vessel’s annual GFI and would apply to ships of 5,000 GT and above with certain vessels being excluded from the scope.

The GFS would provide for a base tier GFI target (the “Base Target”) as well as a second tier GFI target (the “Direct Compliance Target”). The assessment of compliance would be undertaken by comparing the Direct Compliance Target with the vessel’s annual attained GFI. Where a vessel achieves a positive compliance balance (due to its attained annual GFI being less than the Direct Compliance Target), it would be considered compliant. Where a vessel achieved a negative compliance balance (due to the attained GFI being greater than the Direct Compliance Target), it would need to balance the negative compliance balance. A vessel which over-complies with the GFS would receive ‘surplus units’, which could be transferred to other vessels, banked for later use or cancelled. A vessel with an attained GFI between the Direct Compliance Target and the Base Target would need to balance a ‘tier 1’ deficit, while a vessel exceeding the Base Target would need to balance ‘tier 1’ and ‘tier 2’ deficits. ‘Tier 1’ deficits can only be balanced through the purchase of ‘tier 1’ remedial units whereas ‘tier 2’ deficits may be balanced by the use of banked surplus units, receipt of surplus units from other vessels and purchase of ‘tier 2’ remedial units.

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

In 2009 the EPA issued a finding that GHGs endanger public health and safety (the “2009 EPA GHG Endangerment Finding”) and accordingly adopted regulations that regulate the emission of GHGs from certain sources. For example, fossil fuel companies to whom we provide services were subject to regulations by various government agencies, which may include the EPA and bodies within the Department of the Interior. These regulations may include restrictions on certain oil & gas production or stimulation techniques, requirements for the installation and use of certain emissions control technologies, and other regulations that may adversely impact the operations of our customers, which may ultimately reduce demand for our services. Regarding our own operations, the EPA has historically enforced both the CAA and the international standards found in Annex VI of MARPOL concerning marine diesel emissions, and the sulphur content found in marine fuel. Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including climate change initiatives that have been considered in the U.S. Congress. By an executive order signed on January 20, 2025, the United States began the process of withdrawing from the Paris Agreement which finalised on January 27, 2026. The impact of such withdrawal is yet to be known. Further, in February 2026, the Trump administration revoked the 2009 EPA GHG Endangerment Finding and, subsequently, the EPA announced that the CAA does not give it the legal authority to regulate GHGs. Public health and environmental groups swiftly filed legal challenges against the recission of the 2009 EPA GHG Endangerment Finding, arguing that the EPA is legally required to limit such emissions. The outcome of these legal challenges is uncertain. and the extent of the EPA’s enforcement of the CAA and the international standards found in Annex VI of MARPOL is unclear as of the date of this Annual Report.

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

The EU ETS covers 50% of emission from voyages starting or ending outside the European Union and 100% of emissions that occur between two EU ports and when ships are within EU ports. The EU ETS currently applies to CO2-emissions and will extend to methane (CH4) and nitrous oxide (N2O) from 2026. The EU ETS is gradually phased in and as such, shipping companies were obligated to surrender EUAs in 2025 for 40% of their emissions reported in 2024, and will in 2026 be required to surrender EUAs for 70% of their emissions reported in 2025 and from 2027 for 100% of their reported emissions in the previous year.

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

In 2025, all of our Hafnia Vessels surrendered EUAs for their emissions in 2024 in accordance with the EU ETS.

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

Shipping companies must submit a standardised emissions monitoring plan for each of their vessels and must collect information in accordance with this monitoring plan. Shipping companies must thereafter submit the relevant information to a verifier and a compliance database to be established by the European Union. Subject to certain restrictions, shipping companies can “bank” or borrow compliance surplus between reporting periods or pool compliance between multiple vessels, including pooling compliance with vessels controlled by another company. Alternatively, the shipping company must pay a FuelEU penalty in respect of the ship. Each year, following banking, borrowing and pooling of compliance and, as applicable, payment of FuelEU Penalty, the verifier will issue to the shipping company a FuelEU document of compliance which must be kept onboard all ships calling at an EU port of call. A ship that is noncompliant with FuelEU for two or more consecutive years may be issued an expulsion order. It is expected that FuelEU will be extended to apply to Norway and Iceland, but no specific date has been set for this extension.

As at the date of this Annual Report, FuelEU documents of compliance for the 2025 calendar year have not yet been issued by the verifiers of our Hafnia Vessels, but we have made plans for complying with FuelEU for all Hafnia Vessels within the scope of FuelEU and expect to receive a FuelEU document of compliance for all these vessels.

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

At the international level, at the 26th Conference to the Parties of the United Nations Framework Convention on Climate Change (“COP 26”), the United States and European Union jointly announced the launch of the Global Methane Pledge, an initiative committing to a collective goal of reducing global methane emissions by at least 30% from 2020 levels by 2030, including “all feasible reductions” in the energy sector. In 2025, Canada took over from the United States as co-convenor of the Global Methane Pledge. At COP 30, a global methane status report showed that more work is required by countries to align with the ambition of the global methane pledge. While at the 28th Conference to the Parties of the United Nations Framework Convention on Climate Change, the United States announced new regulations intended to cut methane pollution from the nation’s oil and gas industry by nearly 80% through 2038, the EPA has extended certain compliance deadlines and has indicated that it may reconsider substantive parts of these regulations. Additionally, on January 7, 2026, the Trump administration withdrew the United States from the United Nations Framework on Climate Change.

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

b.	The Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships

The Hong Kong Convention aims to ensure that when vessels are being recycled at the end of their operational lives, they do not pose any unnecessary risks to the environment, human health and safety. The Hong Kong Convention entered into force on June 26, 2025. The Hong Kong Convention applies to vessels larger than 500 gross tonnage that fly the flag of a contracting state. Under the Hong Kong Convention, each vessel sent for recycling will have to carry an inventory of its hazardous materials, ship recycling facilities authorised by the competent authorities must provide a ship recycling plan specific for each vessel to be recycled, and governments will be required to ensure that recycling facilities under their jurisdiction comply with the Hong Kong Convention. The hazardous materials, whose use or installation is prohibited in certain circumstances, are listed in an appendix to the Hong Kong Convention. Vessels will be required to have surveys to verify their inventory of hazardous materials initially, throughout their lives and prior to being recycled. As noted above, there is uncertainty relating to the interplay between the Basel Convention and the Hong Kong Convention which has not yet been fully clarified.

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

European Union

The European Union has implemented various strategies, measures, directives, regulations, and other initiatives relating to waste management and ship recycling which have an effect on our industry including, but not limited to, the following:

a.	Regulation (EC) No 1013/2006 of the European Parliament and of the Council of June 14, 2006 on shipments of waste

In 2006, the European Union adopted Regulation (EC) No 1013/2006 of the European Parliament and of the Council of June 14, 2006 on shipments of waste (the “EU Waste Regulation”) which entered into force in July 2007. The EU Waste Regulation implements the Basel Convention (as amended) at the level of the European Union. The EU Waste Regulation, among other things, prohibits the transboundary movement of hazardous waste from EU countries to non-OECD countries. Breaches of the EU Waste Regulation may lead to sanctions such as fines and involved management members may be criminally charged, including fines, jail, and prohibitions on working in certain industries, such as shipping, for a period of time. In 2024, the European Union adopted the Regulation (EU) 2024/1157 of the European Parliament and of the Council of April 11, 2024 on shipments of waste (“New EU Waste Regulation”). The New EU Waste Regulation entered into force on May 20, 2024; however, most provisions will apply from May 2026 and most export rules from May 2027. Until then, the EU Waste Regulation will continue to apply.

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

The ISM Code requires that a safety management certificate be obtained for each vessel. The safety management certificate evidences the compliance with the ISM requirements for a safety management system. A prerequisite for obtaining a safety management certificate is that the relevant “company” holds a document of compliance issued by the flag state for the relevant vessel type. Our internal ship management entity, BW Fleet Management Pte. Ltd., holds documents of compliance under the ISM Code for operation of oil tankers issued by each relevant flag state and all of our Hafnia Vessels and JV Vessels have obtained a safety management certificate.

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

IMO’s International Code for Ships Operating in Polar Waters (the “Polar Code”) is mandatory under SOLAS and MARPOL. The Polar Code entered into force on January 1, 2017, and covers design, construction, equipment, operational, training, search and rescue as well as environmental protection matters relevant to ships operating in the waters surrounding the two poles. It also includes mandatory measures regarding safety and pollution prevention as well as recommendatory provisions. The Code requires ships intending to operate in defined waters of the Antarctic and Arctic to acquire a polar ship certificate. As at December 31, 2025, none of our Hafnia and JV Vessels operate in areas requiring them to acquire a polar ship certificate.

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

Vessel security costs are significantly affected by piracy, particularly off West Africa, Somalia, the Gulf of Aden, and the Arabian Sea. Detention, ransom. Implementation of industry-standard measures such as BMP Maritime Security is necessary to reduce the Risk As Low As Possible (ALAP). Beyond piracy, geopolitical tensions pose additional threats. Regional conflicts, state-sponsored hostilities, and the spread of missile and drone capabilities increase the risk of targeted attacks on commercial vessels, especially in strategic chokepoints like the Bab El-Mandeb and Strait of Hormuz and Black Sea. Escalating tensions may result in sanctions, port restrictions, or maritime interdictions, disrupting shipping routes and increasing operational and insurance risks. Ongoing monitoring of geopolitical developments, adherence to security advisories, and proactive mitigation measures are essential to safeguard our seafarers, vessels, and cargo to reduce the overall Risk ALAP.

Cybersecurity

Recent action by the IMO’s Maritime Safety Committee and U.S. agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. By IMO resolution, administrations are encouraged to ensure that cyber-risk management systems are incorporated by shipowners and managers by their first annual Document of Compliance audit after January 1, 2021. In February 2021, the USCG published guidance on addressing cyber risks in a vessel’s safety management system. This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. In January 2025, the USCG published a final rule, Cybersecurity in the Marine Transportation System, which became effective July 16, 2025. Under this rule, U.S.-flagged vessels, outer continental shelf facilities, and facilities subject to the MTSA are required to develop Cybersecurity and Cyber Incident Response Plans, designate a Cybersecurity Officer to implement plans, and to report certain cyber incidents to the National Response Center.

In 2023, the European Union adopted its second Network and Information Security directive (“NIS2”). This directive has an impact on our business and may require us to incur additional expenses and take measures in order to monitor cybersecurity and if we are not in compliance with applicable rules, we may be subject to penalties for noncompliance.

Maritime Labour Convention

The International Labour Organization is a specialised agency of the UN that has adopted the Maritime Labour Convention, 2006 as amended (the “Maritime Labour Convention”). A Maritime Labour Certificate and a Declaration of Maritime Labour Compliance is required to ensure compliance with the Maritime Labour Convention for all ships that are 500 gross tonnage or above and are either engaged in international voyages or flying the flag of a member state of the International Labour Organization and operating from a port, or between ports, in another country. The Maritime Labour Certificate and Declaration of Maritime Labour Compliance are prima facie evidence of a vessel’s compliance with the requirements of the Maritime Labour Convention and are subject to port state control when vessels enter the ports of other countries which have ratified the Maritime Labour Convention. In addition, vessels flying the flag of countries that have not ratified the Maritime Labour Convention are also subject to inspection with respect to working and living conditions for the seafarers when those vessels enter in ports of countries where the Maritime Labour Convention is in force. Amendments to the Maritime Labour Convention were adopted in 2014, 2016, 2018, 2022 and 2025.

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

Technical Management

Our technical department is responsible for the maintenance, marine, vetting, security, crew management and technical operations to ensure that the highest standards with regard to safety and environment are maintained on board our Hafnia Vessels and JV Vessels. As at December 31, 2025, 57 of our Hafnia Vessels and JV Vessels were externally managed on the basis of separate technical management agreements with the remaining Hafnia Vessels and JV Vessels being managed through our in-house technical department.

The following table provides an overview of these externally managed Hafnia Vessels and JV Vessels as at December 31, 2025.

Technical Manager	Vessel Name(s)
Donnelly Tanker Management Ltd	Hafnia Africa, Hafnia Asia, Hafnia Australia, Hafnia Beijing, Hafnia Guangzhou, Hafnia Leo
International Andromeda	PS Stars, Yellow Stars
MMS Co., Ltd. Singapore Branch	Hafnia Hong Kong, Hafnia Nanjing, Hafnia Shanghai, Hafnia Shenzhen
Socatra	Ecomar Garonne, Ecomar Gascogne, Ecomar Guyenne
Suntech Ship Management Pte. Ltd.	Hafnia Amessi, Hafnia Amethyst, Hafnia Ammolite, Hafnia Andesine, Hafnia Aquamarine, Hafnia Aventurine, Hafnia Azotic, Hafnia Violette, Hafnia Viridian
Synergy Marine Copenhagen A/S	Hafnia Crux, Hafnia Libra(1), Hafnia Phoenix
Thome Croatia D.O.O
Hafnia Achroite, Hafnia Adamite, Hafnia Alabaster, Hafnia Almandine, Hafnia Amazonite, Hafnia Amber, Hafnia Ametrine, Hafnia Ane, Hafnia Aragonite, Hafnia Aronaldo, Hafnia Axinite, Hafnia Azurite, Hafnia Bering, Hafnia Daisy, Hafnia Henriette, Hafnia Kirsten, Hafnia Lene, Hafnia Lise, Hafnia Lotte, Hafnia Magellan, Hafnia Malacca, Hafnia Mikala, Hafnia Pioneer, Hafnia Soya, Hafnia Sunda, Hafnia Tanzanite, Hafnia Topaz, Hafnia Torres, Hafnia Tourmaline, Hafnia Turquoise

Total (57 Vessels)

Further, our technical department is managing various technical projects and vessel modifications across our Hafnia Vessels and certain JV Vessels and is responsible for our programs for newbuilds, including site team, site control, construction, and delivery.

As at December 31, 2025, our technical department had 73 employees, of which 53 are based in Singapore, 5 in Copenhagen, 2 in Houston, 11 in Mumbai, 1 in Monaco and 1 in Dubai.

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

We carry insurance coverage as customary in the shipping industry and while we believe that our current insurance program, as described further below, is adequate to protect us against the majority of accident-related risks involved in the conduct of our business and that an appropriate level of protection and indemnity insurance against pollution liability and environmental damage is maintained, not all risks can be insured against. There can be no assurance that the range of risks we are exposed to are adequately insured against, that any particular claim will be paid, or that we in the future will be able to procure similar adequate insurance coverage on the terms and conditions equal to those we currently have.

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

In the case of hull and war exposures, our Hafnia Vessels and JV Vessels are insured at no less than an average of 100% of the fair market value, with the product tanker hull deductible applicable to particular damage claims being $100,000 per vessel per casualty. Vessel values are currently reviewed twice a year. There is no deductible for a claim for total loss or for claims brought under the war cover. Within our war policy, we have war loss of hire insurance where a one-day deductible applies. However, not all war cyber exposure can be covered through market buy-backs that are currently available.

Protection and Indemnity Insurance

Protection and indemnity (P&I) insurance is placed with P&I Clubs. We place P&I insurance with P&I Clubs who are members of the International Group of P&I Clubs. P&I insurance indemnifies us in respect of limited contractual exposures including under crew contracts and third-party liabilities arising out of a vessel’s operation in accordance with the rules of the P&I Club where such liabilities are not covered under the vessel’s hull and machinery insurance. P&I liabilities include injury or death of our crew or third parties, cargo loss or damage, claims arising from collisions, damage to third-party property, salvage, towing, wreck removal and pollution.

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

As a member of a P&I Clubs, which is a member of the International Group, we pay premium to the association based on our claim records as well as the claim record of all other members of the association and through contributions to other P&I Clubs claims via the International Group’s Pooling arrangements in excess of $10 million and any exposure placed with the International Group’s captive, Hydra.

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

Sustainability Reporting

We measure our sustainability targets and goals under CSRD and the EU Taxonomy. Our CSRD Report 2025, furnished to the SEC on Form 6-K, dated April 17, 2026 details our progress meeting such sustainability targets and goals. The content of the CSRD Report 2025 is not incorporated by reference into this Form 20-F.

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

Summary

•	The product tanker market saw firm conditions in 2025, with vessel earnings remaining at high levels.
•
Into early 2026, conflict in the Middle East has caused significant disruption in the tanker shipping market, and increased uncertainty over the outlook, though initially product tanker vessel earnings have strengthened significantly.

•
Medium Range (MR) spot earnings averaged around $34,000 per day per day in the first quarter of 2026, up by 85% year-over-year (“y-o-y”), with earnings across March 2026 representing the strongest month on record, although regional variation is becoming marked.

•
In the short-term, despite the loss of cargo volumes (19% of seaborne products trade passed through the Strait in 2025, with transits 95% below normal levels in late March while some Asian exporters have also put in place oil product export restrictions), a range of mitigating factors are lending support (e.g., additional long-haul flows, supportive arbitrage dynamics, 4% of product tanker fleet capacity is ‘stuck’ in the Gulf, inefficiencies related to waiting time and re-positioning, stock draws to boost volumes on longer-distance trade routes).

•	A more prolonged period of disruption could cause greater challenges for markets, as negative impacts on oil supply, downstream activity and the global economy build.
•	Product tanker fleet growth has picked up after stronger newbuild ordering in 2023-24, with fleet capacity expanding by 5% in 2025 and projected to grow by 6% in 2026.

Product Tanker Industry Overview

The maritime shipping industry is fundamental to international trade as the only practicable and cost-effective means of transporting large volumes of many essential commodities and finished goods. The product tanker industry plays a vital link in the global energy supply chain. Tanker markets are highly competitive, with ship charter hire rates sensitive to changes in demand for and supply of tanker capacity, and are consequently cyclical and volatile. Tankers make up approximately one third of the world’s merchant fleet by tonnage, including product tankers, which generally carry refined petroleum products.

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

A total of 3.0 billion tonnes of crude oil and oil products were moved by sea in 2025, of which 1.0 billion tonnes was oil products. Over the past ten years, oil products trade has broadly held steady on a volume basis though tonne-mile demand has been stronger as geopolitical disruption has lent significant support to average haul trends in recent years. In particular, trade flow shifts related to the Russia-Ukraine conflict saw a significant surge in tonne-mile demand as Russian producers exported volumes outside of Europe while European importers stepped up purchases from the United States and the Middle East – this dynamic boosted tonne-mile demand by ~14% across 2022 and 2023. Attacks on vessels in the Red Sea, which commenced in late 2023, drove a further 4% uplift to products tonne-mile trade for a brief period during 2024 though this uplift faded over time as trade flows adjusted. In addition, the continued growth in long-haul Middle Eastern exports has been an underlying supportive driver of average haul trends in recent years.

The product tanker demand outlook currently remains subject to significant levels of uncertainty, following the significant reduction in oil flows through the Strait of Hormuz (19% of global seaborne oil products passed through the Strait in 2025), with oil tanker transits >90% below normal levels in late March. More than 10m bpd of oil production is now offline in the Middle East (alongside 3% of oil refining capacity amid attacks on infrastructure), while a range of Asian refiners have cut runs with some Asian governments restricting oil product exports (~5% of seaborne oil products trade is currently under some form of export restriction).

Clearly, a range of product tanker demand scenarios are possible and much depends on the duration of disruption and also the length of time for vessel traffic to return to ‘normal’. On the basis that significant disruption to vessel traffic lasts until the end of April (before a gradual recovery in volumes is then seen over the subsequent months), oil products trade could contract by 3-4% in 2026 on an annual basis, though significant variation is expected within the year with trade volumes likely to be weak through the second quarter (though tonne-mile demand may be less impacted) before firming during the second half of the year. Growth rates for 2027 are very sensitive to the situation in the Middle East, though some ‘bounce-back’ in volumes could be expected.

Recent trends and short-term projections are illustrated in the table below – estimates remain highly subject to the situation in the Middle East.

World Seaborne Tanker Trade

Year	Crude Oil		Oil Products		Total
	million tonnes	% y-o-y	million tonnes	% y-o-y	million tonnes	% y-o-y
2020	1,838	-7.7%	956	-11.7%	2,794	-9.1%
2021	1,807	-1.7%	998	4.4%	2,805	0.4%
2022	1,925	6.5%	1,049	5.1%	2,974	6.0%
2023	1,965	2.1%	1,075	2.5%	3,040	2.2%
2024	1,946	-1.0%	1,066	-0.8%	3,012	-0.9%
2025 (e)	1,987	2.1%	1,046	-1.9%	3,033	0.7%
2026 (f)	1,953	-1.7%	1,011	-3.4%	2,963	-2.3%
2027 (f)	2,015	3.2%	1,057	4.6%	3,073	3.7%
CAGR* (2020-2025)	1.6%		1.8%		1.7%
CAGR (2015-2025)	0.3%		0.0%		0.2%
Source: Clarksons Research, March 2026
(f) forecasts, (e) estimates.
* compounded annual growth rate

The forecast for 2026 is for full year 2026 and is subject to change. There is only limited trade and economic data for 2026 and 2027, with these forecasts subject to significant levels of uncertainty given the current situation in the Middle East. There is no guarantee that trends are sustainable.

World Seaborne Tanker Tonne-Mile Trade

Year	Crude Oil		Oil Products		Total
	billion tonne- miles	% y-o-y	billion tonne- miles	% y-o-y	billion tonne- miles	% y-o-y
2019	10,479	-2.2%	3,118	1.6%	13,597	-1.3%
2020	9,766	-6.8%	2,790	-10.5%	12,556	-7.7%
2021	9,304	-4.7%	3,014	8.0%	12,319	-1.9%
2022	9,909	6.5%	3,216	6.7%	13,125	6.5%
2023	10,486	5.8%	3,434	6.8%	13,920	6.1%
2024	10,666	1.7%	3,666	6.8%	14,333	3.0%
2025 (e)	10,911	2.3%	3,600	-1.8%	14,511	1.2%
2026 (f)	10,864	-0.4%	3,567	-0.9%	14,431	-0.5%
2027 (f)	11,063	1.8%	3,734	4.7%	14,797	2.5%
CAGR (2020-2025)	2.2%		5.2%		2.9%
CAGR (2015-2025)	1.6%		1.9%		1.6%

Source: Clarksons Research, Mar 2026
(f) forecasts, (e) estimates.

The forecast for 2026 is for full year 2026 and is subject to change. There is only limited trade and economic data for 2026 and 2027, with these forecasts subject to significant levels of uncertainty given the current situation in the Middle East. There is no guarantee that trends are sustainable.

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

As of March 1, 2026, there are a total of 5,934 crude and product tankers sized above 10,000 dwt, with an aggregate capacity of 670.3 million dwt. Product tankers constitute 30% of this fleet in tonnage terms, but 60% of the combined crude and product tanker fleet in terms of vessel numbers.

Product tanker fleet growth picked up somewhat in 2025, following several years of very limited expansion, though growth was driven by firm LR2 deliveries (LR2 fleet capacity grew by 11% last year), with many of these LR2s trading dirty for much of 2025, limiting the increase in ‘effective’ product tanker supply. MR/Handy fleet growth rose to 3.5% in 2025, up materially versus previous years but still ‘manageable’ given additional LR2 tonnage trading in the crude sector, while sanctions announcements have also limited ‘mainstream’ supply growth. Product tanker fleet growth is expected to rise to 6% in 2026, although this growth is again set to be driven by LR2 expansion (+10% y-o-y) with MR/Handy growth rising to 5% in 2026. While MR/Handy fleet growth is more moderate than the expansion seen in the LR2 sector and a range of factors may moderate the increase in ‘effective’ supply growth, multiple years of above-trend fleet growth may eventually exert some supply-side pressure on rates and earnings.

World Seaborne Tanker Fleet Development and Orderbook (million DWT)

End Year	Crude Tanker		Product Tanker		Total
	million DWT	% y-o-y	million DWT	% y-o-y	million DWT	% y-o-y
2015	347.3		144.1		491.4
2016	367.6	5.8%	153.1	6.3%	520.7	6.0%
2017	386.0	5.0%	159.5	4.2%	545.4	4.7%
2018	388.3	0.6%	162.4	1.9%	550.7	1.0%
2019	413.5	6.5%	170.2	4.8%	583.7	6.0%
2020	427.4	3.4%	173.8	2.2%	601.2	3.0%
2021	434.9	1.8%	177.5	2.1%	612.4	1.9%
2022	453.1	4.2%	181.0	2.0%	634.1	3.5%
2023	461.4	1.8%	185.0	2.2%	646.3	1.9%
2024	462.9	0.3%	188.5	1.9%	651.4	0.8%
2025 (e)	466.2	0.7%	198.2	5.1%	664.4	2.0%
2026 (f)	483.8	3.8%	210.5	6.2%	694.3	4.5%
2027 (f)	510.1	5.4%	223.4	6.1%	733.5	5.6%
CAGR (2020-2025)	1.8%		2.7%		2.0%
CAGR (2015-2025)	3.0%		3.2%		3.1%

Fleet (Mar-2026)	469.2		201.1		670.3
Orderbook (Mar-2026)	95.0		37.4		132.3
% Fleet	20.2%		18.6%		19.7%
Source: Clarksons Research, March 2026.
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

After a soft start to 2025, product tanker markets improved across last year with average clean MR earnings rising to $23,585 per day in fourth quarter of 2025 as firm earnings in the crude sector, disruption from sanctions, increased trade volumes (often on longer-haul flows) and seasonally stronger winter demand supported market conditions. Markets have improved further into early 2026, with earnings averaging $27,923 per day across the first couple of months of 2026, up 60% on the long-term trend. In March, earnings improved further, with the conflict in the Middle East causing significant disruption to oil and tanker markets, driving ‘scrambles’ for available tonnage (4% of product tanker fleet capacity is currently still in the Middle East Gulf), while elevated oil product prices have also boosted refining margins in the Atlantic and the temporary Jones Act waiver has provided opportunities for internationally trading vessels to lift domestic U.S. cargoes. Variation is also beginning to emerge regionally, with markets in the West (particularly in the U.S. Gulf) exceptionally strong while pressure has begun to emerge in the East.  Overall, clean MR earnings have averaged $51,299 per day on a global basis in March 2026 so far, one of the strongest months on record.

Looking ahead, disruption in the Middle East seems likely to be the key driver of product tanker markets in the short term. Despite the current loss of cargo demand out of the Middle East (and increasingly Asia), earnings generally remain very elevated for now, with a range of mitigating factors lending support though clearly, a prolonged period of disruption would cause greater challenges. The outlook remains very uncertain and much depends on the duration of the disruption to traffic through the Strait and also the length of time required to boost oil production and global refinery runs. On the basis that significant disruption to vessel traffic lasts until the end of April, before the situation then improves gradually over the coming months, initial forecasts suggest that oil products trade could now fall by 3-4% on an annual basis (though tonne-mile demand may be more resilient, potentially falling by 1%) though there is likely to be significant variation within the year. In combination with firmer fleet growth, it is likely that product tanker markets could eventually see softer earnings over the next 12-18 months though markets may remain relatively healthy overall with a range of scenarios possible.

Current Environmental and Regulatory Issues

The global regulatory and policy consensus surrounding shipping emissions ‘stalled’ in 2025, with the IMO choosing at the Marine Environment Protection Committee’s (MEPC’s) 2nd Extraordinary Session in October to delay the vote on adoption of the Net-Zero Framework (‘Mid-Term’ Measures) for one year amid strong lobbying against the measures, particularly from the United States and Saudi Arabia. The next steps for shipping emissions regulations are now uncertain; the Net-Zero Framework, which includes a technical element limiting the greenhouse gas (GHG) emissions intensity of marine fuels and an economic element creating a maritime GHG emissions pricing measure, will now need to be renegotiated, and implementation timelines will need to be amended; it is unclear whether a year of further negotiations will bring about agreement.

Additionally, the breakdown in global consensus has increased the potential for a ‘fragmenting’ of international shipping emissions regulations, with some national and regional governments continuing to develop their own regulations. Chiefly, the EU has continued to progress its shipping emissions regulations; in January 2026, the share of applicable emissions covered by the EU Emissions Trading System (ETS) for which companies will need to surrender allowances increased to 100% (up from 40% in 2024 and 70% in 2025) while the EU’s Carbon Border Adjustment Mechanism (CBAM), which aims to limit the movement of production for emissions-intensive goods to countries with less stringent emission regulations, also came into force at the start of the year.

The decision to delay the vote on the Net-Zero Framework and the general breakdown in global consensus around the ‘green transition’ have extended uncertainty around the future regulatory framework and fuelling choices for shipping, and may result in greater regional fragmentation of emissions regulation. Uptake of alternative fuels on newbuild vessels continues in some segments (e.g., large containerships where ‘green’ fleet renewal remains a focus, gas carriers where the cargo can be used as fuel), but in the tanker segment few ships are now being ordered with alternative fuel capability. However, uptake of other ‘green’ technology has continued across the shipping industry, including ‘eco modern’ engines and Energy Saving Technologies.

The Product Tanker Industry

While crude tankers transport crude oil from points of production to oil refineries or storage locations, product tankers can carry both refined and unrefined petroleum products, including crude oil, “dirty products” (including fuel oil, vacuum gas oil and carbon black feedstock), and “clean products” (e.g., gas oil, gasoline, kerosene and naphtha). Transportation of clean products typically requires a vessel with coated tanks. Most product tankers have coated tanks, allowing vessels to transport various grades of refined petroleum products, vegetable oils and easy chemicals without degrading the vessel’s steel or contaminating the cargo. Dirty products, however, are transported by a mixture of coated and uncoated tankers, as trading patterns and market requirements dictate. “Dirty products” require heating to lower the viscosity of the cargo during transport, but require minimal tank or line preparation as contamination of the cargo is not a crucial consideration. Product tankers make up 60% of the combined crude and product tanker fleet (above 10,000 dwt) in terms of vessel numbers and 30% in terms of dwt, and are a key part of the global tanker trade. Although the product tanker market exhibits some independent behaviour from the crude tanker market, there is also correlation between the two sectors and changes in one market may influence the other.

Product Tanker Demand

Introduction

Demand for oil tankers is dictated by world oil demand and trade, and the location and accessibility of oil products supplies relative to the principal locations for discharging such cargoes. The metric of tonne-miles is often used as a proxy for oil tanker demand and is a product of (a) the amount of cargo transported in tankers, multiplied by (b) the distance over which cargo is transported. Macroeconomic forces, both globally and regionally, have a significant impact upon world oil products consumption and, consequently, upon the volume of oil products to be transported by sea. The average distance of sea transportation of oil products is affected by trading patterns, which are determined by a combination of economic and geographic factors, refinery developments, regional products imbalances, seasonal variations, oil price trends and differentials in oil products prices between regions, environmental influences, exceptional climatic conditions and geopolitical events.

Oil demand cycles move broadly in line with developments in the global economy and are often a key factor influencing tanker demand. In 2025, oil accounted for around a third of world energy consumption. Oil demand has increased from 91.9 million barrels per day (“m bpd”) in 2013 to 103.5m bpd in 2025, driven by increasing world population, global economic expansion and rising oil consumption in the transportation industries in developing countries. The developing world has been the key driver of continued growth in global oil consumption, with oil demand in these nations growing by a CAGR of 1.4% per annum (“p.a.”) over 2015-2025, whilst oil demand in OECD countries has remained relatively steady across the period.

In 2025, global oil consumption growth remained moderate, standing at +0.7% y-o-y, with U.S. trade policy volatility generating macro-economic pressures and constraining consumption gains. In particular, consumption of petrochemical feedstocks (e.g., LPG, ethane) was impacted by U.S.-Chinese tensions, though diesel and gasoline demand remained resilient. Projections for 2026 are uncertain, given the current conflict in the Middle East, with the current lack of oil supply (~10m bpd of production has been taken offline in March) and high oil prices (the price of Brent crude stands at around $110/bbl) likely to pressure oil demand significantly should the conflict in the Middle East last for a prolonged period.

Key Oil Products Trade Trends

Seaborne oil products trade volumes have held steady over the past 10 years overall, though trends have varied significantly during recent years. Oil products trade decreased significantly in 2020 (-11.7%) amidst the impact of COVID-19 on oil demand, before a strong ‘post-COVID’ recovery in trade volumes was seen across 2021-2023. In 2024, oil products trade eased by 0.8% on the back of Russian refinery outages and weaker refinery margins. Volumes then eased back by a further 1.9% in 2025 (standing at 22.6m bpd), as continued refinery outages limited Russian product exports, domestic refinery start-ups in Nigeria and Mexico pressured import demand while petrochemical plant closures in Asia also dragged on trade volumes. Volumes were particularly weak in the first half of 2025, though improvements were seen in the second half.

While oil products trade volume growth has been sluggish in recent years, tonne-mile trade growth has been stronger as a range of geo-political disruption factors have boosted the average haul of oil products trade. In particular, the re-distribution of Russian/European flows since the onset of the war between Russia and Ukraine towards longer-haul flows boosted products tonne-mile trade by ~14% across 2022-2023. The onset of re-routing away from the Red Sea in late 2023 also supported products trade average haul, though over time this ‘uplift’ faded as trade patterns adjusted. In 2025, the average haul of oil products trade held steady, as growth on some longer-haul flows (e.g., Middle East Gulf – East Asia, U.S. Gulf – Brazil) was counter-balanced by the decline in Russian longer-haul flows.

Initial forecasts for 2026 were for a moderate rebound in oil products trade volumes, with volumes initially projected to increase by 1.3% led by firmer Middle Eastern exports, alongside growing import demand into Asia, driven by continued regional oil demand growth and United States / Europe, on the back of refinery closures in 2025. However, conflict in the Middle East has upended prior forecasts, with the closure of the Strait of Hormuz, attacks on refineries in the Middle East, refinery run cuts and export restrictions in Asia all expected to impact trade volumes. Clearly, a range of scenarios are possible and much depends on the duration of disruption and also the length of time that it takes for vessel traffic to return to ‘normal’. On the basis that significant disruption to vessel traffic lasts until the end of April (before a gradual recovery in volumes is then seen over the subsequent months), oil products trade could contract by 3-4% in 2026 on an annual basis, though significant variation is expected within the year with trade volumes likely to be under pressure through the second quarter before firming during the second half of the year. Growth rates for 2027 are very sensitive to the situation in the Middle East, though some ‘bounce-back’ in volumes could be expected.

Key Import Trends

In recent years, products imports into different regions have been shaped by a range of factors, including oil demand, refinery margins and trends in refinery capacity while geo-political factors continue to shape import trends, including the current conflict in the Middle East while changes in trade pattern related to the Russia-Ukraine conflict have also been impactful in recent years.

Asia remains the largest oil product importer, with the region accounting for 7.2m bpd of import volumes in 2025, 33% of global volumes. Import growth into Asia has been relatively steady over the past few years, with varied trends across the region. In general, Chinese oil product imports have generally increased over recent years, with periods of tighter crude import quotas often driving fuel oil imports despite overall increases in Chinese refinery capacity though other Asian importers have seen softer trends amid increasing refining capacity. Overall, Asian imports fell by a CAGR of -0.3% across 2015-2025. Meanwhile, European product imports have largely held steady in recent years, with slowing oil demand growth being offset by refinery capacity closures – imports into the region fell by a CAGR of -0.6% across 2015-2025. Meanwhile, imports into Oceania have grown by a strong CAGR of 6.1% across the past decade, on the back of refinery closures stimulating increased shipments from East Asia (e.g., Korea). African product imports have grown by a steady CAGR of 1.2% across the past decade and saw modest growth in 2025 despite the gradual ramp-up of the Dangote refinery in Nigeria (though this refinery start-up may lessen import oil product requirement into Nigeria in the coming years). Meanwhile, oil product imports into North America have continued to fall in recent years and further declines were seen in U.S. product imports in 2025 (-6% y-o-y to 1.5m bpd) as increased crude was processed domestically in Gulf Coast refineries. In 2025, oil products imports eased back notably amid softer trends in Asia (as some weak petrochemical margins saw some producers shut-down capacity, lessening oil product import requirement), alongside lower imports in the United States while refinery start-ups in Mexico and Nigeria also dragged on volumes.

Initial start-year forecasts for 2026 were for improved oil product import volumes, with refinery closures in Europe and the United States stimulating additional import demand (often on long-haul routes), while continued Asian oil demand growth was also expected to be supportive. However, the current conflict in the Middle East is now expected to be the key driver of oil product import trends in the short-term, with the reduction of crude and products flows through the Strait of Hormuz likely to exert clear pressure on volumes during the coming months. On an annual basis, oil products imports could fall by 3-4% though much depends on the duration of the conflict in the Middle East, while significant variation is expected through the year as well with volumes likely to be firmer in the second half of the year than the first (on the basis that significant disruption to vessel traffic lasts till the end of April, before the situation then improves gradually over the coming months).

Major Importers of Seaborne Oil Products

million bpd
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
2015
2020
2025
CAGRs (2020-2025)
Asia: 1%
Europe: 2%
N. America: -4%
Africa: 5%
Middle East: 2%
L. America: 0%
Asia
Europe
N. America
Africa
Middle East
L. America

Source: Clarksons Research and Industry Sources, March 2026

Key Export Trends

The Middle East has been a key and growing products exporter in recent years. Shipments from the region grew by a CAGR of 3.4% across 2015-2025 to reach 4.5m bpd, supported largely by expansion in regional refinery capacity (notably in Saudi Arabia, the United Arab Emirates and Kuwait). Meanwhile, European exports have softened in recent years, with shipments falling by a CAGR of 2.1% on the back of refinery closures (exports fell 6% in 2025 to stand at 4.6m bpd). Exports from North America have been steadier, having grown in recent years (5-year CAGR: 3.2%) as trade flow shifts related to the Russia-Ukraine conflict boosted European demand for U.S. products. Elsewhere, Russian exports fell further in 2025, as Ukrainian drone attacks on Russian refineries led to outages and saw reduced shipments – over the past 10 years, Russian exports have fallen by a CAGR of 0.9%. Asian exports have also edged up in recent years, rising by a CAGR of 0.5% across 2015-2025 to stand at 6.3m bpd.

In 2025, oil product exports fell by 1.6% on the back of outages in key exporter countries such as Russia and Kuwait as well as lower European exports due to refinery closures. Start-2026 forecasts were for a gradual recovery in exports led by refinery capacity expansion in the Middle East, alongside India – there was also some potential for some limited additional volumes from Nigeria following the ramp-up of Dangote. However, the reduction in oil flows through the Strait of Hormuz alongside attacks on refineries as well as export bans in Asia all seem set to pressure oil product trade volumes in the near-term. Oil products exports are provisionally projected to fall on an annual basis (by 3-4%) though significant variation across the year is likely.

Major Exporters of Seaborne Oil Products
million bpd
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
2015
2020
2025
CAGRs (2020-2025)
Asia: 1%
Europe: -1%
N. America: 3%
Russia: 0%
Middle East: 6%
Asia
Europe
N. America
Russia
Middle East
Source: Clarksons Research and Industry Sources, March 2026

Trading Patterns

The average distance (or ‘haul’) of seaborne oil products trade has trended up significantly in recent years. Overall oil products average haul stood at 3,530 miles in 2025, up 21% since 2020, as the impact of Russia-related trade pattern shifts lent significant support (Russia-related trade flow shifts led to a ~14% uplift in oil products tonne-mile demand across 2022-23), while disruption related to Red Sea re-routing supported average haul trends after the onset of re-routing in late 2023 and into 2024, though this ‘uplift’ tapered over time on the back of increased levels of inter-regional trade. Refinery capacity changes have also seen increased trades on longer-haul routes, with increasing capacity in the Middle East a particularly supportive driver (the average haul of Middle Eastern exports stands close to 5,000 miles, well above global average haul). In 2025, products average haul held steady as strong growth in Middle East – East Asia trade was offset by lower Russian exports.

Initial expectations for 2026 were for continued average haul growth, with refinery closures in the United States and Europe stimulating additional long-haul trades. However, given the current situation in the Middle East, oil products average haul trends are subject to significant uncertainty. Exports from the Middle East are typically long-haul and so the reduction in Middle Eastern flows would ordinarily pressure oil products trade average haul. However, it is likely that some long-haul replacement flows are also likely to emerge (e.g., USG-Asia / Europe - Asia) and this is likely to provide some support for tonne-mile demand.

Trends In Refining Capacity
Trends in refinery capacity and throughput levels are a key driver of seaborne products trade patterns. At the start of March 2026, global refinery capacity totalled an estimated 101.8m bpd. Over a third of this capacity was located in Asia, with significant capacity also located in North America, Europe and the Middle East. Global refinery capacity has generally expanded steadily over time to meet underlying growth in consumption of oil products, and has grown by around 7m bpd since 2015, although capacity did contract in 2020 and 2021 amid impacts from the COVID-19 pandemic and also in 2025, following the impacts of closures in Europe and the US.

In the past decade, the Middle East, Asia and Africa have driven most of the growth in refining capacity. Chinese refining capacity (17m bpd currently) surged during the 2010s, though growth has been slower in the 2020s amid maturing oil demand with a couple of refineries closing in 2024. In the Middle East, refinery capacity has grown by ~3m bpd over the past decade, following the start-ups of the Al Zour refinery in Kuwait and Duqm in Oman in recent years. Other recent refinery start-ups include Dangote refinery in Nigeria (0.65m bpd currently, with further phases proposed) and the Dos Bocas development in Mexico (0.35m bpd capacity, which started up in 2023 but took time to ramp-up). Refinery capacity in the United States and Europe both fell back last year, following closures at LyondellBasell’s 264,000 bpd Houston facility and Phillips 66’s Los Angeles 139,000 bpd plant while the 150,000 bpd Grangemouth site in the UK shut down in 2025.

Global refining margins improved marginally in 2025 amid the impacts of refining closures while increased crude oil production also supported, following pressured margins during 2024 when OPEC+ cuts, slowing oil demand growth and refinery capacity growth impacted margins.

Steady expansion in global refinery capacity is expected in coming years, driven largely by refinery expansion/development projects in India, China and Africa. Global capacity was provisionally projected to expand by ~1.5% across 2026, with expected start-ups scheduled to come online later in 2026 including projects in India, including Panipat (0.3m bpd capacity currently, rising to 0.5m bpd) and Gujarat (0.28m bpd, increasing to 0.36m bpd) as well as Panjin (0.3m bpd) in China. However, conflict in the Middle East could impact projections, with 3% of global refinery capacity currently offline due to attacks in March and depending on how long this capacity is off-line.

Oil Price Trends

Developments in the oil price environment can also impact seaborne oil products trade. Oil prices softened further during 2025, on the back of increased oil production (amid the unwinding of OPEC+ curbs, alongside continued growth in Atlantic supply) while demand growth was relatively moderate. Overall, oil supply grew by 2.3% last year, versus a 0.7% gain in demand, with the price of Brent crude softening to $68/bbl across last year, the lowest level in 5 years. However, in early 2026, the conflict in the Middle East and disruption to oil flows through the Strait of Hormuz has led to significant oil price gains – by late March, prices were standing at ~$110/bbl, up from around $60/bbl at the start of 2026.

Trends in inventory levels also shape products trade trends. After products inventory levels built significantly during the first half of 2020 due to impacts from the COVID-19 pandemic on oil demand, inventories then eased back over the next couple of years. In the US, inventories have increased in recent years whereas inventories have remained low in Europe. In 2026, IEA member countries agreed to release 400m bbl of oil stocks to combat shortages related to the Middle East conflict (~100m bbl of which was oil products) – while some of these stocks are likely to be used domestically, the drawdown could create tanker demand requirement when volumes are traded internationally. Further stock releases are possible if oil flows through the Strait of Hormuz remain low for a prolonged period.

Note (1): March 2026 Brent price as of 27th March 2026

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

Crude and Product Tanker Vessel Types
Class of Tanker	Cargo Capacity (DWT)	Typical Use
Ultra Large Crude Carriers (“ULCCs”)	> 320,000	Long-haul crude oil transportations from the Middle East Gulf, West Africa and the Americas, with main destination being the Far East and Northern Europe.
Very Large Crude Carriers (“VLCCs”)	200,000 - 319,999
Suezmax	125,000 - 199,999
Medium-haul crude oil transportations from the Middle East Gulf, West Africa, Black Sea, Mediterranean and the United States. Longer-haul shipments from Russia to Asia have increased since the onset of the war between Russia and Ukraine.

Aframax/LR2	85,000 - 124,999
Short-to-medium haul crude oil trades, with major trade routes including intra-regional routes in Europe, the United States/Caribbean, and Asia and growing volumes from the US to Europe and elsewhere. Long-haul shipments from Russia to Asia are also often carried on Aframaxes. LR2 tankers typically trade clean products on medium-to-long haul routes, e.g., from the Middle East Gulf to the Far East or Europe.

Panamax/LR1	55,000 - 84,999
Carriage of crude oil and clean and dirty petroleum products cargoes. Transportations often carried out on the Caribbean to U.S. trade lane, along with North Sea, Far East and Mediterranean routes. Large volumes of clean products also carried from the Middle East to Asia or Europe.

MR	40,000-54,999	Flexible vessels involved in medium-haul petroleum products trades both in the Atlantic Basin and intra-Asian/Middle East/Indian Sub-Continent trades.
Short Range (SR)/Handy	25,000 - 39,999	Short-haul of mostly refined petroleum products worldwide, usually on local or regional trade routes (notably intra-Europe).
Source: Clarksons Research, March 2026

The world fleet of crude and product tankers (of 10,000 dwt and above) totaled 5,934 ships of 670.3m dwt at the start of March 2026, including 2,359 crude oil tankers of 469.2m dwt, and 3,575 products tankers of 201.1m dwt. The breakdown of the crude and products components of the fleet is illustrated in the table below. The footnotes to this table detail the assumptions used.

World Crude Oil and Product Tanker Fleet
Class of Tanker	Size (DWT)		Fleet		% Share of DWT	Average Age (Years)	% Fleet Over 15 Years
			Number	million DWT
Crude Tankers
UL/VLCC (Uncoated)	200,000	+	912	280.9	41.9%	13.5	42.6%
Suezmax (Uncoated)	125,000 - 199,999		678	106.4	15.9%	12.8	40.0%
Aframax (Uncoated)	85,000 - 124,999		695	76.7	11.4%	15.3	58.1%
Panamax (Uncoated)	55,000 - 84,999		74	5.2	0.8%	17.8	76.9%
Crude Tanker Total			2,359	469.2	70.0%	14.0	45.0%
Product Tankers
UL/VLCC (Coated)	200,000	+	2	0.6	0.1%	12.1	0.0%
Suezmax (Coated)	125,000 - 199,999		20	3.2	0.5%	16.3	59.4%
LR2 (Coated Aframax)	85,000 - 124,999		521	57.8	8.6%	10.6	33.2%
LR1 (Coated Panamax)	55,000 - 84,999		383	28.2	4.2%	15.8	66.7%
Medium Range (MR)	40,000 - 54,999		1,864	90.4	13.5%	13.4	46.6%
SR/Handy	25,000 - 39,999		435	15.9	2.4%	18.2	73.0%
SR	10,000 - 24,999		350	5.1	0.8%	16.0	45.1%
Product Tanker Total			3,575	201.1	30.0%	14.1	47.6%
Total Oil Tanker	10,000	+	5,934	670.3	100.0%	13.9	46%
Source: Clarksons Research, March 2026. Product Tanker Total refers to all vessels of 10,000+ dwt.

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

Product tanker fleet capacity (vessels 10,000+ dwt) grew by a CAGR of 3.2% between the start of 2016 and the start of 2026, a more moderate rate of increase than the 2000-2010 CAGR of 8.4%, when fleet growth was boosted by strong newbuild investment amid robust product tanker market conditions during 2004-2008. In recent years, product tanker fleet growth has been more moderate, averaging 2.7% p.a. across 2021-2025, largely reflecting the more limited contracting appetite in this period, though expansion picked up in 2025, with fleet capacity growth at 5.1%, as deliveries reached a 15-year high in dwt terms. This pickup in projected fleet expansion is forecast to continue in the short-term, after a notable uptick in contracting activity across 2023-2024. Considering potential trends in deliveries and scrapping, growth of 6.2% is projected in 2026, followed by another robust 6.1% in 2027. Fleet growth across 2026 is likely to be strongest in the LR2 sector (10.2% fleet capacity expansion expected in 2026), while fleet growth in the MR/Handy sector may be slightly more moderate (picking up to an expected 3.5% in 2026). However, it is anticipated that fleet growth is likely to be lower in reality, as a number of larger product tankers may trade dirty given the very firm market conditions in 2026 so far, thus limiting available tonnage to transport clean cargoes.

Product tanker deliveries (vessels 10,000+ dwt) totalled 162 units of 11.3m dwt in 2025, the highest number of ships delivered since 2010 and ~71% above the ten year average of 110 units of 6.6m dwt. With 50 ships of 3.1m dwt already delivered in the first two months of 2026, the pace of deliveries is expected to increase further across 2026 (13.7m dwt currently scheduled to deliver in 2026) and 2027 (14.8m dwt, set to break 2009’s record of 14.7m dwt), supporting anticipated fleet growth.

Fleet growth has also been supported by limited demolition levels in recent years. The level of ship recycling is generally impacted by current and prospective charter market conditions in relation to scrapping prices, while other factors also impact, including operating, repair and survey costs. Product tanker demolition (vessels 10,000+ dwt) has averaged 47 vessels of 2.0m dwt p.a. over the 2010s, with a recent peak of 81 units of 3.5m dwt seen in 2021 during a period of weak earnings. After a period of record low recycling volumes in 2023-2024 (averaging 6 ships of c.0.2m dwt p.a.), scrapping in 2025 reached 33 vessels of 1.7m dwt, which came as markets softened back from their very firm levels over 2022-2024 – which had played a role in holding back tonnage from scrap markets during this period. Demolition activity is expected to remain moderate across 2026-2027. Going forward, in addition to market developments, environmental regulations are eventually expected to become an increasingly important factor in ship recycling decision making, with potential for owners of older units to increasingly scrap ships as environmental and emissions regulations tighten further. Significant ‘fleet renewal’ is expected amidst an ageing product tanker fleet; at the start of March 2026 the fleet had an average age of 14.1 years (up from 9.8 years at the start of 2016), whilst 17% of product tanker fleet capacity was aged 20+ years and 48% was aged 15+ years.

Average product tanker vessel speeds have generally trended downwards over the last c.15 years, against a backdrop of periods of market pressure and an increasing focus on reducing vessel emissions. Product tanker speeds are down by ~19% since 2008, with speeds edging down in 2025. Eventual pressure from environmental regulations could lead to further downwards movement in vessel speeds going forwards, particularly for older ships.

The orderbook indicates the number of vessels which have been contracted at shipyards but are yet to be delivered to owners and is indicative of how vessel supply may develop in the coming years. The product tanker orderbook (vessels 10,000+ dwt) stood at 528 vessels of 37.4m dwt at the start of March 2026, equivalent to 19% of existing fleet capacity in dwt terms. Following stronger contracting volumes across 2023-2024, the orderbook rose to 41.6m dwt at the start of 2025 (equivalent to 22% of fleet capacity) – up from a low of 9.5m dwt (5% of fleet capacity) in May 2022. The orderbook has since decreased amid firmer deliveries.

World Crude Oil and Product Tanker Orderbook
Class of Tanker	Size (DWT)		Orderbook			Orderbook Delivery Schedule (million DWT)
			No.	million DWT	% of fleet	2026	2027	2028+
Crude Tankers
UL/VLCC	200,000	+	199	61.3	21.8%	9.2	19.1	32.9
Suezmax (Uncoated)	125,000 - 199,999		177	27.8	26.1%	27.8	5.9	8.6
Aframax (Uncoated)	85,000 - 124,999		51	5.8	7.6%	5.8	1.5	2.5
Panamax (Uncoated)	55,000 - 84,999		1	0.1	1.3%	0.1	0.1	0.0
Crude Tanker Total			428	95.0	20.2%	42.9	26.6	44.1
Product Tankers
UL/VLCC (Coated)	200,000	+	0	0.0	0.0%	0.0	0.0	0.0
Suezmax (Coated)	125,000 - 199,999		0	0.0	0.0%	0.0	0.0	0.0
LR2 (Coated Aframax)	85,000 - 124,999		166	19.0	32.8%	5.6	7.4	5.9
LR1 (Coated Panamax)	55,000 - 84,999		64	4.7	16.7%	1.5	2.2	1.1
Medium Range (MR)	40,000 - 54,999		260	12.7	14.1%	4.4	4.7	3.6
SR/Handy	25,000 - 39,999		21	0.7	4.4%	0.5	0.2	0.0
SR	10,000 - 24,999		17	0.3	4.9%	0.2	0.1	0.0
Product Tanker Total			528	37.4	18.6%	12.2	14.6	10.6
Total Oil Tanker	10,000	+	956	132.3	19.7%	55.1	41.2	54.7
Source: Clarksons Research, March 2026. Product Tanker Total refers to all vessels of 10,000+ dwt.

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
Note (2): Going forward, the orderbook may be influenced by delays, cancellations and the re-negotiation of contracts. Due to these technical and contractual issues, there is currently some uncertainty surrounding the orderbook. The figures quoted above relate to the orderbook as at March 1, 2026 and take no account for these potential delivery problems. In addition further newbuild orders will be placed going forward.
Note (3): The data relating to product tankers is for the fleet sized 10,000 dwt and above.

2025 saw 121 product tankers (vessels 10,000+ dwt) of 8.6m dwt contracted, in line with the ten-year average despite easing back from 2024’s recent high of 21.4m dwt, where very firm ordering was supported by the extended period of strong vessel earnings across 2022-2024. Orders in 2025 and 2026 were placed with delivery scheduled in 2026-2031, with total product tanker deliveries in 2026-2027 projected to tick up notably, mainly in the LR2 sector. Newbuild demand is affected by newbuilding prices in relation to current and anticipated charter market conditions. Newbuild prices remain elevated, with the guideline price for an LR1 20% above the ten year average, despite having eased back 4% from 2024’s high.

The table below outlines the major builders of MR tankers, ranked by orderbook:

MR Tankers - Top Builders
Builder	Builder Country	Delivered 2025	Orderbook		Orderbook Delivery Schedule (million DWT)
		million DWT	No.	million DWT	2026	2027	2028+
GSI Nansha	China	0.2	38	1.8	0.1	0.4	1.4
HD Hyundai Vietnam	Vietnam	0.5	26	1.3	0.4	0.6	0.3
HD Hyundai (Medium)	South Korea	0.1	19	1.0	0.7	0.2	0.1
K SB (Jinhae)	South Korea	0.4	17	0.8	0.1	0.6	0.1
Chengxi Shipyard	China	0.2	13	0.6	0.5	0.1
Jingjiang Nanyang	China		12	0.6	0.1	0.3	0.2
Jiangsu New YZJ	China	0.4	12	0.6	0.3	0.1	0.1
Hanwha Philly SY	United States		10	0.5			0.5
COSCO HI (Dalian)	China		10	0.5	0.0	0.2	0.2
Penglai Jinglu SY	China		10	0.5	0.1	0.4
Top 10 % Share		42%	64%	64%	54%	63%	80%
Total		4.3	260	12.7	4.4	4.7	3.6
Source: Clarksons Research, March 2026

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

Rates and earnings in the product tanker market eased back across 2025 overall, though generally remained healthy. Average clean MR spot earnings averaged $20,907 per day, down 24% y-o-y though still 18% above the 10-year average. Markets started the year on a soft note as weak trade volumes during the first half of the year impacted market conditions. However, as the year progressed, some improvement in trade volumes (often on longer-haul trade routes, e.g., East Asia – USWC) and stronger crude tanker earnings helped to support stronger conditions in the product tanker segment - clean MR earnings averaged $23,585 per day in the fourth quarter of 2025, up 30% y-o-y. Markets have enjoyed a very strong start to 2026 as well, as very firm crude tanker earnings have incentivised an increased number of LR2s to trade dirty, while increased trade volumes (amid increased oil production and demand) have also been supportive. Average clean MR spot earnings have averaged $33,557 per day in 2026 so far, close to some of the strongest quarters on record. In particular, Atlantic markets have been very strong in recent weeks, with strong U.S. product exports, high refinery margins and the recent relaxation of Jones Act restrictions supporting demand. LR markets have generally seen similar trends, with earnings generally softer across the first half of 2025 before strengthening in the second half of last year, with further improvement seen during early 2026. Since the start of the Middle East conflict, LR2 liftings have fallen significantly, with a significant share of LR2 demand originating from the Middle East and rates on some ex-Asia routes had begun to ease by late March.

Historical Benchmark MR Tanker Timecharter Rates
US$ '000/day
60
50
40
30
20
10
0
1 Year TC
3 Year TC
Average Spot Earnings
Jan-05
Jan-06
Jan-07
Jan-08
Jan-09
Jan-10
Jan-11
Jan-12
Jan-13
Jan-14
Jan-15
Jan-16
Jan-17
Jan-18
Jan-19
Jan-20
Jan-21
Jan-22
Jan-23
Jan-24
Jan-25
Jan-26
Source: Clarksons Research, March 2026

Premiums for scrubbers and ‘eco’ engines also remain. Vessels fitted with scrubbers and those built with ‘eco’ specifications are generally able to achieve premiums on these levels. For example, clean earnings for a c.2015-built ‘eco’ scrubber-fitted MR averaged $23,856 per day in 2025, compared with $19,363 per day for a c.2010-built unit (non-‘eco’, non-scrubber fitted).

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

Product tanker asset values have also fluctuated over time and there is a relationship between changes in asset values and the charter market. Newbuilding prices remain at elevated levels, with price assessments edging up through late 2025 and into early 2026 after softening during early 2025. In March 2026, the guideline newbuilding price for an MR stood at $50m, up 47% since the start of 2020, with a prolonged period of elevated newbuild appetite across various shipping segments, long orderbooks at yards and increases in the cost base at yards providing support.

Meanwhile, secondhand product tanker prices picked up materially over the past six months. The guideline price for a 5-year old secondhand MR tanker stood at $47m in March 2026, up 15% versus levels seen a year ago and 45% above the 10-year trend. Asset values for LR and Handy tankers have followed similar trends to MR tankers.

The following tables summarise recent market developments relating to Handy, MR and LR1 product tankers for both charter rates and asset values.
Handy Product Tankers: Timecharter and Asset Value Summary Table
	Spot	Timecharter (US$/day)		Asset Prices (US$ million)
	Earnings	1 Year	3 Year	5 Year Old	10 Year Old
2015	22,094	15,880	15,250	25.0	17.0
2016	8,962	13,998	14,264	19.0	14.0
2017	7,380	11,430	12,841	22.0	13.0
2018	6,734	11,572	12,750	24.0	14.0
2019	14,560	13,425	12,938	25.0	15.0
2020	13,881	12,995	13,399	23.0	14.0
2021	7,930	10,797	12,854	25.0	14.5
2022	45,087	17,774	14,346	34.0	23.0
2023	40,512	24,947	17,760	38.0	29.0
2024	25,215	26,192	19,563	37.0	27.0
2025	20,925	18,120	16,567	39.0	29.0
2026 YTD*	36,956	20,542	16,188	45.0	35.0
March-2026	60,132	22,000	16,750	45.0	35.0
5 Year Avg	28,859	19,883	16,313	34.2	24.8
5 Year Peak	96,711	28,000	23,250	45.5	36.0
5 Year Trough	2,525	10,250	12,250	23.0	13.5
10 Year Avg	19,443	16,181	14,730	28.6	19.6
10 Year Peak	96,711	28,000	23,250	45.5	36.0
10 Year Trough	333	10,250	12,250	19.0	13.0
20 Year Avg	18,360	16,115	15,213	29.0	20.0
20 Year Peak	96,711	28,000	23,250	47.0	37.0
20 Year Trough	333	10,000	10,500	19.0	12.0
*YTD January - March 2026

 Source: Clarksons Research, March 2026.
Note (1): All earnings are basis annual or monthly averages, with values basis end period.

MR Product Tankers: Timecharter and Asset Value Summary Table
	Spot	Timecharter (US$/day)		Asset Prices (US$ million)
	Earnings	1 Year	3 Year	Newbuild	5 Year Old
2015	21,405	17,769	16,409	35.5	29.0
2016	12,124	15,092	15,212	32.5	22.0
2017	10,220	13,219	14,000	33.8	25.0
2018	8,750	13,120	14,154	36.5	27.5
2019	13,740	14,683	14,714	35.8	30.0
2020	15,251	14,440	14,930	34.0	26.0
2021	6,740	12,429	13,545	41.0	29.0
2022	31,775	20,570	16,123	43.5	40.0
2023	28,933	26,832	22,034	47.5	43.5
2024	27,484	27,589	23,880	52.0	42.0
2025	20,907	19,654	17,481	49.0	43.0
2026 YTD*	33,557	24,417	18,833	50.0	47.0
March-2026	51,299	31,583	21,750	50.0	47.0
5 Year Avg	24,067	21,776	18,774	45.8	39.1
5 Year Peak	59,518	31,250	26,250	52.0	50.5
5 Year Trough	3,185	11,750	13,500	34.3	27.5
10 Year Avg	17,827	17,842	16,634	40.2	32.8
10 Year Peak	74,081	31,250	26,250	52.0	50.5
10 Year Trough	3,185	11,625	13,500	32.5	22.0
20 Year Avg	16,681	17,751	16,936	40.0	33.0
20 Year Peak	74,081	31,250	26,250	53.5	54.0
20 Year Trough	3,185	11,500	12,500	32.5	22.0
*YTD January - March 2026

Source: Clarksons Research, March 2026.
Note (1): All earnings are basis annual or monthly averages, with values basis end period.

LR1 Product Tankers: Timecharter and Asset Value Summary Table
	Spot	Timecharter (US$/day)		Asset Prices (US$ million)
	Earnings*	1 Year	3 Year	Newbuild	5 Year Old
2015	24,847	23,567	20,510	45.0	35.0
2016	12,903	18,116	17,715	41.0	28.0
2017	8,247	13,077	14,875	41.5	28.0
2018	8,397	12,962	14,500	44.0	30.0
2019	15,147	16,635	15,233	44.5	32.5
2020	19,858	16,918	16,288	42.5	29.0
2021	7,052	13,583	15,625	51.0	31.0
2022	33,338	25,236	20,423	54.0	45.0
2023	28,155	32,707	26,188	57.5	51.0
2024	30,121	34,077	28,606	62.0	53.0
2025	22,078	21,534	18,743	59.0	48.0
2026 YTD*	44,398	28,688	21,708	60.0	55.0
March-2026	78,733	38,250	23,917	60.0	55.0
5 Year Avg	25,484	25,906	22,107	55.8	45.2
5 Year Peak	110,914	42,500	32,000	62.0	58.0
5 Year Trough	566	12,750	15,625	43.0	30.0
10 Year Avg	18,904	20,547	18,822	49.4	37.6
10 Year Peak	114,370	42,500	32,000	62.0	58.0
10 Year Trough	566	12,500	14,375	41.0	26.5
20 Year Avg	18,755	20,568	19,373	49.5	38.8
20 Year Peak	114,370	42,500	32,000	68.0	62.0
20 Year Trough	566	12,500	14,000	40.5	24.0
*Basis LR1 Ras Tanura-Chiba Route, **YTD January -March 2026

Source: Clarksons Research, March 2026.
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

Top Handy Product Tanker			Top MR Product Tanker
(25,000-39,999 dwt) Owners			(40,000-54,999 dwt) Owners
Name	Fleet & Orderbook		Name	Fleet & Orderbook
	Number	m DWT		Number	m DWT
Waruna Nusa Sentana	27	0.96	TORM A/S	58	2.89
Scorpio Tankers	14	0.54	Scorpio Tankers	46	2.27
Maersk Tankers	10	0.39	COSCO Shpg Energy	48	2.27
Evalend Shipping	8	0.30	Sinokor Merchant	45	2.24
Navi Montanari	7	0.27	Nissen Kaiun	40	2.00
IMS SA	7	0.27	Hafnia Limited	38	1.90
Hafnia Limited	6	0.23	CMG Nanjing Tanker	39	1.88
Spring Marine Mgmt	6	0.23	Intl Seaways	31	1.55
Iver Ships BV	6	0.22	Pertamina Intl Shpg	23	1.11
Transka Tankers	6	0.22	Eastern Pacific Shpg	21	1.05
Top 10 % Share	21.3%	22.0%	Top 10 % Share	18.3%	18.6%
Total	456	16.58	Fleet Total	2,124	103.09
Source: Clarksons Research, March 2026

Top LR1 Product Tanker			Top LR2 Product Tanker
(55,000-84,999 dwt) Owners			(85,000-124,999 dwt) Owners
Name	Fleet & Orderbook		Name	Fleet & Orderbook
	Number	m DWT		Number	m DWT
Hafnia Limited	24	1.80	Scorpio Tankers	38	4.20
Dynacom Tankers Mgmt	22	1.63	TORM A/S	21	2.45
COSCO Shpg Energy	17	1.26	Eastern Pacific Shpg	20	2.24
Tsakos Energy Nav	14	1.03	Navios MLP	18	2.07
d’Amico Intl Shpg	10	0.75	Minerva Marine	18	2.03
Evalend Shipping	10	0.75	Frontline	18	1.98
Intl Seaways	10	0.75	Cido Shipping	16	1.84
TORM A/S	10	0.74	Dynacom Tankers Mgmt	16	1.84
Navios MLP	8	0.60	Union Maritime	16	1.81
CMG Nanjing Tanker	8	0.54	COSCO Shpg Energy	16	1.75
Top 10 % Share	29.8%	29.9%	Top 10 % Share	28.7%	28.9%
Fleet Total	447	32.94	Fleet Total	687	76.77
Source: Clarksons Research, March 2026

C.	Organizational Structure

Hafnia is the parent company of our subsidiaries. See Exhibit 8.1 for a list of our material subsidiaries and material companies in which we have a 50% (direct or indirect) ownership interest or voting rights interest as at December 31, 2025 and their respective jurisdictions of formation.

We note that in addition to the subsidiaries listed in Exhibit 8.1, we have made investments in a number of companies where our ownership and voting interest is below 50%. In the past, we have for example invested in projects relating to the production of green energy and projects regarding the development of technologies that can possibly be used in our business in a short, medium, or long-term perspective. We do not consider these investments a material part of our business.

D.	Property, Plant and Equipment

We own no material property other than our Hafnia Vessels, shares in our joint ventures and shares in other companies. We lease office space in various jurisdictions and had the following material leases in place as at December 31, 2025:

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

Facilities

We are not aware of any environmental issues or other constraints that would materially impact the intended use of our facilities.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS INFORMATION ON THE COMPANY

The following presentation of management’s discussion and analysis of results of operations and financial condition should be read in conjunction with our Consolidated Financial Statements, accompanying notes thereto and other financial information appearing in “Item 17. Financial Statements.” You should also carefully read the following discussion with the sections of this Annual Report entitled “Item 3. Key Information – D. Risk Factors”, “Item 4. Information on the Company – B. Business Overview –Industry”, and “Cautionary Statement Regarding Forward-Looking Statements.” Our consolidated financial statements for the years ended December 31, 2025, 2024, and 2023 have been prepared in accordance with IFRS Accounting Standards as issued by the IASB.

For a discussion of our operating results in 2024 compared with 2023, reference is made to “Item 5. Operating and Financial Review and Prospects” included in our 2024 Annual Report on Form 20-F, filed with the SEC on April 30, 2025 (our “2024 Annual Report”).

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

We operate the following nine pools that we refer to collectively as the Pools: LR2 Pool, LR1 Pool, Panamax Pool, MR Pool, Handy Pool, Chemical-MR Pool, Chemical-Handy Pool and Small and City Pools, which are collectively referred to as the Specialised Pool. See “Item 4 – Information on the Company – B. Business Overview – Our Business – The Pools” for additional information about our Pools. The majority of our Hafnia Vessels and TC Vessels are employed on voyage charters and time charters through our Pools, whereby earnings are subject to profit sharing with other pool participants. Our Pool Managers receive only management fees in connection with such services. Some of our Hafnia Vessels are also employed on time charters and voyage charters outside of the Pools. For our JV Vessels, some are operated through the Pools and some are on time charters outside the Pools.

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

Please see below an overview of the utilisation rate for our Hafnia Vessels and TC Vessels for the years ended December 31, 2025, 2024, and 2023, respectively. Utilisation rate is the number of operating days divided by calendar days (for both Hafnia Vessels and TC Vessels).

	Utilisation rate
	2025	2024	2023
LR2	99.1%	94.2%	99.9%
LR1	96.1%	97.2%	96.5%
MR	94.5%	98.1%	98.8%
Handy	87.5%	98.3%	99.1%
Specialised	N/A (1)	N/A (1)	98.3%
All Hafnia Vessels and TC Vessels	93.6%	97.7%	98.4%
(1)	We entered and exited the Specialised segment in 2023.

Our utilisation rates are largely unaffected by increases or decreases in our fleet size. This is due to our definition of operating days (as defined further below), which only excludes technical off-hire days. The reason we only exclude technical off-hire days and not commercial off-hire days is a result of the way we employ our Hafnia Vessels and TC Vessels. When our Hafnia Vessels and TC Vessels are not employed on long-term time charters, they are almost always employed within our Pools which mean that they will earn revenue from the Pool regardless of whether they are commercially on-hire or off-hire due to the profit-sharing mechanisms in the Pools. Our utilisation rates are therefore primarily affected by planned and unplanned drydocking and other repairs, surveys, and maintenance. When we acquire new vessels, we may have to perform maintenance, repairs or modifications to the vessels and change the vessels’ technical manager, which may lead to technical off-hire days.

Revenue

We generate revenue by charging our customers for the transportation of their refined oil products, other petroleum products, and chemical products using our Hafnia Vessels and TC Vessels. Revenue primarily consists of revenue from voyage charters and time charters. Revenue from voyage charters also includes revenue from vessels on COAs, CVCs, or short-term time charters (less than six months) and therefore the main distinction between the revenue streams is whether the underlying contracts are short-term or long-term contracts.

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

We account for investments in the JV Vessels using equity method of accounting. Earnings from those vessels are not consolidated in our financial statements, however if JV Vessels are employed in Disponent-Owner Pools, we will recognise revenue from such vessels in Revenue (External Vessels in Disponent-Owner Pools). Therefore, although we may receive dividends from JV companies, our Revenue (Hafnia Vessels and TC Vessels) does not include revenue from our JV Vessels, unless they are employed in our Disponent-Owner Pools. When the JV Vessels are employed in our Disponent-Owner Pools, revenue, voyage expenses and pool distributions in relation to these JV Vessels nets to zero.

The following describes the two basic types of contractual arrangements; voyage charters and time charters:

Voyage charters in the spot market. The spot market generally refers to the segment of the market where vessels are employed for a single voyage. A vessel earns income from each individual voyage. Spot market pricing, which can be volatile, is influenced by a number of factors, including the number of competing vessels, the number of cargoes available, oil pricing and arbitrage, worldwide events and weather. Idle time between voyages is possible depending on the availability of cargo and the positioning of the vessel. Under a spot market voyage charter, the vessel owner pays for the voyage expenses (less specified amounts covered by the contract), including bunker and port costs, and the vessel operating expenses. All freight voyage charter revenues and voyage expenses are recognised on a percentage of completion basis. Load-to-discharge basis is used in determining the percentage of completion for all spot voyages and voyages servicing contracts of affreightment. Under the load-to-discharge method, freight voyage charter revenue is recognised evenly over the period from the point of loading of the current voyage to the point of discharge of the current voyage. We do not begin recognising revenue until we have entered into a contract with a customer, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage, nor do we recognise revenue when a vessel is off-hire.

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

As at December 31, 2025, 85 of our Hafnia Vessels and TC Vessels were operating in the Pools or on spot charters outside the Pools and 23 were operating on time charter-out agreements outside of the Pools.

In 2023, we changed our LR2 Pool, LR1 Pool, MR Pool and Handy Pool from agent-to-owner pools to Disponent-Owner Pools as further described in “Item 4. Information on the Company – B. Business Overview – The Pools”. In 2024, an additional Panamax pool was set up under the disponent-owner model. In 2025, we changed our Chemical-Handy Pool and Chemical-MR Pool to Disponent-Owner pools as further described in “Item 4. Information on the Company – B. Business Overview – The Pools”.

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

Previously, we reported on “Chemical-MR” vessels and “Chemical-Handy” vessels as separate segments, however we have now grouped “Chemical-MR” and “Chemical-Handy” vessels under the MR segment and the Handy segment, respectively. This change is due to a change in how we review operating results. The “Chemical-MR” and “Chemical-Handy” vessels are deemed to be a variation of the existing Handy and MR vessels with similar economic characteristics and hence we felt it appropriate to aggregate with the Handy and MR reportable segments. Furthermore, we have observed that analysts and other market participants reviewing our consolidated financial statements include “Chemical-Handy” and “Chemical-MR” vessels together with their analysis of our Handy and MR vessels.

In addition, we use a variety of qualitative, operational, and financial metrics to assess our performance. Among other measures, management considers each of the following in assessing our business:

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure and as used herein represents earnings before financial income and expenses, depreciation, impairment, amortisation and taxes. Adjusted EBITDA additionally includes adjustments for gain on disposal of vessels and/or subsidiaries, share of profit and loss from equity accounted investments, interest income and interest expense, capitalised financing fees written off and other finance expenses. Adjusted EBITDA is used as a supplemental financial measure by management and market participants reviewing our consolidated financial statements, such as lenders, to assess our operating performance as well as compliance with the financial covenants and restrictions contained in our financing agreements.

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

The following table sets forth a reconciliation of Adjusted EBITDA to profit for the financial year, the most comparable IFRS financial measure, for the years ended December 31, 2025 and 2024.

	Year Ended December 31,
(in thousands of U.S. dollars)	2025	2024
Profit for the financial year	$339,682	$774,035
Income tax expense	2,495	4,418
Depreciation charge of property, plant and equipment	201,702	214,308
Amortisation charge of intangible assets	427	803
Gain on disposal of assets	(12,236)	(28,520)
Share of profit of equity-accounted investees, net of tax	(17,190)	(20,515)
Interest income	(13,496)	(16,317)
Interest expense	49,768	52,375
Capitalised financing fees written off	2,720	2,069
Other finance expense	5,607	9,662
Adjusted EBITDA	$559,479	$992,318

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

The following table reconciles our revenue (Hafnia Vessels and TC Vessels), the most directly comparable IFRS financial measure, to TCE income and TCE income per operating day for the years ended December 31, 2025 and 2024.

	Year Ended December 31,
(in thousands of U.S. dollars, except operating days and TCE income per operating day)	2025	2024
Revenue (Hafnia Vessels and TC Vessels)	$1,421,831	$1,935,596
Revenue (External Vessels in Disponent-Owner Pools)	860,078	933,051
Less: Voyage expenses (Hafnia Vessels and TC Vessels)	(465,957)	(544,317)
Less: Voyage expenses (External Vessels in Disponent-Owner Pools)	(329,566)	(332,802)
Less: Pool distributions for External Vessels in Disponent-Owner Pools	(530,512)	(600,249)
TCE income	955,874	1,391,279
Operating days	37,924	42,160
TCE income per operating day	$25,205	$33,000

Revenue, voyage expenses and pool distributions in relation to External Vessels in Disponent-Owner Pools nets to zero, and therefore the calculation of TCE income is unaffected by these items:

	Year Ended December 31,
(in thousands of U.S. dollars, except operating days and TCE income per operating day)	2025	2024
Revenue (Hafnia Vessels and TC Vessels)	$1,421,831	$1,935,596
Less: Voyage expenses (Hafnia Vessels and TC Vessels)	(465,957)	(544,317)
TCE income	955,874	1,391,279
Operating days	37,924	42,160
TCE income per operating day	$25,205	$33,000

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

Voyage expenses. Voyage expenses primarily include bunker and port expenses, as well as other voyage expenses such as canal tolls, cargo handling operations, brokerage commissions and the pool-allocated profit-sharing adjustment (pool allocation). Under a voyage charter, we pay all voyage expenses. These expenses are subtracted from voyage charter revenues to calculate TCE income.

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

Charter hire expense. Charter hire is the amount we pay, or that is payable to the owners, for time chartered-in vessels for leases of less than 12 months, as well as the non-lease components of time charter contracts with lease terms longer than 12 months. Time charters are usually entered into for a fixed period of time and the charter hire will usually be at rates that are fixed, but may contain a variable component based on inflation, interest rates, or current market rates. Time or bareboat chartered-in vessels (but not sale and lease-back financed vessels) are accounted for pursuant to IFRS 16 – Leases, and are thus initially recognised on the balance sheet as right-of-use assets and lease liabilities without directly taking up the expenses under charter hire expense (if necessary under time charters) and subsequently recognised on the profit and loss statement.

The responsibility for vessel operating expenses for the different types of charter agreements is as follows:

•	Time chartered-in vessels. The vessel’s owner is responsible for the vessel’s operating expenses.

•	Bareboat chartered-in vessels. The charterer is responsible for the vessel’s operating expenses.

We only have bareboat chartered-in vessels as a part of our sale and lease-back arrangements. These are accounted for as lease liabilities (sale and lease-back arrangements accounted for as financing transactions) and not pursuant to IFRS 16 – Leases.

Drydocking. We periodically drydock each of our Hafnia Vessels for inspection, repairs and maintenance, and any modifications to comply with industry certification or governmental requirements. Generally, each vessel is drydocked every 30 months to 60 months. Please read “Item 4. Information on the Company – Business Overview – Classification Societies” for additional information about the surveys our vessels are subject to. We capitalise all costs incurred during drydocking and amortize those costs on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. We immediately expense costs for routine repairs and maintenance that do not improve or extend the useful lives of the assets. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.

Depreciation. Depreciation expense typically consists of:

•	charges related to the depreciation of the historical cost of our Hafnia Vessels (less an estimated residual value) over the estimated useful lives of the vessels;

•
charges related to the depreciation of our right of use assets (accounted for under IFRS 16 –Leases) which is based upon the straight-line depreciation of the right of use asset over the life of the lease or the useful life of the asset, if a purchase obligation exists or a purchase option is reasonably certain to be exercised; and

•	charges related to the amortisation of drydocking expenditures over the estimated number of years to the next scheduled drydocking.

External Vessels. Vessels, other than Hafnia Vessels and TC Vessels, employed in one of the Pools.

Operating days. Operating days are defined as the total number of days (including waiting time) in a period during which each vessel is owned, partly owned, operated under a bareboat arrangement (including sale and lease-back) or time chartered-in, net of technical off-hire days. Total operating days stated in this Annual Report and in our consolidated financial statements include operating days for TC Vessels. We use operating days to measure the number of days in a period during which our Hafnia Vessels and TC Vessels actually generate or are capable of generating revenue. We do not count operating days for JV Vessels when calculating our total number of operating days.

Pool distributions. Pool distributions are distributed to the owners of External Vessels in the Disponent-Owner Pools.

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

As of the date of this Annual Report, we operate our Hafnia Vessels and TC Vessels in four main segments: LR2, LR1, MR, and Handy. See the below table for an overview of the main segments in which we have operated in 2023-2025 and of the main segment in which our joint ventures operate as at the date of this Annual Report, where a ● illustrates a segment in which we or our joint ventures operated in the relevant period.

		Hafnia Vessels and TC Vessels for the year ended December 31,			JV Vessels
Segment	Date of Annual Report	2025	2024	2023	Vista Joint Venture	Andromeda Joint Venture	Ecomar Joint Venture
LR2	•	•	•	•	•(3)
LR1	•	•	•	•	•(3)
MR(1)	•	•	•	•		•(4)	•(5)
Handy(2)	•	•	•	•
Specialised				•

(1)	In 2022, we split the MR segment into an MR segment and a “Chemical-MR” segment. These are now both considered part of the MR segment.
(2)	In 2022, we had split the Handy segment into a Handy segment and a “Chemical-Handy” segment. These are now both considered part of the Handy segment.
(3)
Our Vista Joint Venture currently operates in the LR2 and LR1 segments. The Vista Joint Venture entered the LR2 segment in 2023 and operated in the LR2 segment in 2025 and 2024, and operated in the LR1 segment in 2023, 2024 and 2025.

(4)	Our Andromeda Joint Venture currently operates in the MR segment and has operated in the MR segment in 2023, 2024 and 2025.
(5)	Our Ecomar Joint Venture took delivery of three MR vessels in 2025 and one more in 2026, and operated in the MR segment in 2025.

The tables below have been provided at a group level and the analysis has been broken out into segments where the movements are material.

The information below should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2025, 2024, and 2023. Some of the information contained in this section, including information about our plans and strategies for our business and our expected sources of financing, contains forward-looking statements that involve risks and uncertainties. Please read “Item 3. Key Information – D. Risk Factors” for information on certain factors that may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

We operate in a global industry where, among other things, freight rates are denominated and settled in U.S. dollars and a majority of our cost base is denominated and settled in U.S. dollars. Consequently, our financial reporting is in U.S. dollars.

Results of operations for the year ended December 31, 2025 compared to the year ended December 31, 2024

	For the year ended December 31		Change	Percentage Change
In thousands of U.S. dollars	2025	2024	favourable / (unfavourable)
Revenue (Hafnia Vessels and TC Vessels)	$1,421,831	$$1,935,596	$(513,765)	(27%)
Revenue (External Vessels in Disponent-Owner Pools)	860,078	933,051	(72,973)	(8%)
Voyage expenses (Hafnia Vessels and TC Vessels)	(465,957)	(544,317)	78,360	14%
Voyage expenses (External Vessels in Disponent-Owner Pools)	(329,566)	(332,802)	3,236	1%
Pool distributions for External Vessels in Disponent-Owner Pools	(530,512)	(600,249)	69,737	12%
	955,874	1,391,279	(435,405)	(31%)
Other operating income	31,101	35,195	(4,094)	(12%)
Vessel operating expenses	(282,123)	(278,041)	(4,082)	(1%)
Technical management expenses	(27,082)	(28,173)	1,091	4%
Charter hire expenses	(33,415)	(48,496)	15,081	31%
Other expenses	(84,876)	(79,446)	(5,430)	(7%)
	559,479	992,318	(432,839)	(44%)
Gain on disposal of assets	12,236	28,520	(16,284)	(57%)
Depreciation charge of property, plant and equipment	(201,702)	(214,308)	12,606	6%
Amortisation charge of intangible assets	(427)	(803)	376	47%
Operating profit	$369,586	$$805,727	$(436,141)	(54%)

Interest income	13,496	16,317	(2,821)	(17%)
Interest expense	(49,768)	(52,375)	2,607	5%
Capitalised financing fees written off	(2,720)	(2,069)	(651)	(31%)
Other finance expense	(5,607)	(9,662)	4,055	42%
Finance expense - net	(44,599)	(47,789)	3,190	7%
Share of profit of equity-accounted investees, net of tax	17,190	20,515	(3,325)	(16%)
Profit before income tax	$342,177	$$778,453	$(436,276)	(56%)
Income tax expense	(2,495)	(4,418)	1,923	44%
Profit for the financial year	$339,682	$$774,035	$(434,353)	(56%)
Other comprehensive loss(1)	(49,511)	(17,556)	(31,955)	(182%)
Total comprehensive income	$290,171	$756,479	$(466,308)	(62%)

(1)
Other comprehensive loss includes foreign currency translation differences and fair value changes on the effective portion of cash flow hedges net of any reclassifications to profit or loss, and net changes in the fair value of equity investments held at fair value through other comprehensive income.

Profit for the financial year. Profit for the financial year ended December 31, 2025 was $339.7 million, a decrease of $434.3 million, or 56%, from a profit of $774.0 million for the financial year ended December 31, 2024. The differences between the two financial years are discussed below.

Revenue. Revenue from our Hafnia Vessels and TC Vessels for the year ended December 31, 2025 was $1,421.8 million, a decrease of $513.8 million, or 27%, from a revenue of $1,935.6 million for the year ended December 31, 2024. TCE income per day decreased to $25,205 per day for the year ended December 31, 2025 from $33,000 per day for the year ended December 31, 2024. The decrease in revenue is discussed below by reportable segment.

The following is a calculation of our TCE income:

	For the year ended December 31		Change	Percentage Change
In thousands of U.S. dollars	2025	2024	favourable / (unfavourable)
Revenue (Hafnia Vessels and TC Vessels)	$1,421,831	$1,935,596	$(513,765)	(27%)
Revenue (External Vessels in Disponent-Owner Pools(1))	860,078	933,051	(72,973)	(8%)
Voyage expenses (Hafnia Vessels and TC Vessels)	(465,957)	(544,317)	78,360	14%
Voyage expenses (External Vessels in Disponent-Owner Pools)	(329,566)	(332,802)	3,236	1%
Pool distributions (External Vessels in Disponent-Owner Pools)	(530,512)	(600,249)	69,737	12%
TCE income	$955,874	$1,391,279	$(435,405)	(31%)

(1)	External Vessels in Disponent-Owner Pools means vessels that are commercially managed by us in disponent-owner pool arrangements and which are not Hafnia Vessels or TC Vessels.

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

In the following discussions and analysis of our results of operation for the year ended December 31, 2025 compared to the year ended December 31, 2024, any references to ‘revenue’ and ‘voyage expenses’ are references to revenue and voyage expenses relating to the Hafnia Vessels and TC Vessels unless otherwise indicated.

The following is a summary of our consolidated revenue by revenue type, in addition to a reconciliation of voyage expenses, TCE income, TCE income per day and total operating days.

	For the year ended December 31		Change	Percentage Change
In thousands of U.S. dollars	2025	2024	favourable / (unfavourable)
Disaggregation of revenue by revenue type
Revenue from time charter	$169,145	$132,505	$36,640	28%
Revenue from voyage charter	$1,252,686	$1,803,091	$(550,405)	(31%)

Revenue from time charter. Revenue from time charter for the year ended December 31, 2025 was $169.1 million, an increase of $36.6 million, or 28%, from a revenue of $132.5 million for the financial year ended December 31, 2024. The increase in revenue from time charters was mainly due to employing more vessels on time charters outside the Pools. This increase occurred despite lower rates on new time charter contracts compared to prior year contracts for the same vessel types, were comparable data is available (no prior year comparatives for LR2 vessels).

During the year ended December 31, 2025, we employed 27 of our Hafnia Vessels for a total of 6,619 operating days on time charters outside the Pools. These time charters are summarised in the table below:

Vessel	Vessel type	Term	Commencement date
Hafnia Kestrel	MR	24 months	January 20, 2023
Hafnia Merlin	MR	24 months	January 21, 2023
Hafnia Alabaster	Handy	36 months	September 27, 2024
Hafnia Ane	MR	17 months	June 25, 2024
Hafnia Cheetah	MR	24 months	February 21, 2023
Hafnia Daisy	MR	60 months	October 16, 2021
Hafnia Falcon	MR	24 months	May 12, 2023
Hafnia Lene	MR	24 months	January 28, 2023
Hafnia Lise	MR	61 months	September 28, 2021
Hafnia Myna	MR	24 months	September 24, 2024
Hafnia Petrel	MR	24 months	October 14, 2023
Hafnia Bobcat[1]	MR	24 months	November 24, 2024
Hafnia Shinano	LR1	18 months	August 31, 2024
Hafnia Soya	Handy	36 months	April 5, 2024
Hafnia Swift	MR	20 months	April 16, 2024
Hafnia Yangtze	LR1	18 months	November 1, 2024
Hafnia Kestrel	MR	12 months	January 20, 2025
Hafnia Merlin	MR	12 months	January 20, 2025
Hafnia Cheetah	MR	12 months	February 21, 2025
Hafnia Crux	MR	10 months	March 24, 2025
Hafnia Falcon	MR	18 months	May 12, 2025
Hafnia Neso	LR2	24 months	May 29, 2025
Hafnia Leo	MR	7 months	June 1, 2025
Hafnia Bering	Handy	30 months	July 5, 2025
Hafnia Lioness	MR	12 months	August 24, 2025
Hafnia Cougar	MR	12 months	September 3, 2025
Hafnia Tagus	LR1	12 months	September 30, 2025
Hafnia Triton	LR2	36 months	October 5, 2025
Hafnia Petrel	MR	24 months	October 14, 2025
Hafnia Thalassa	LR2	36 months	November 8, 2025
Hafnia Yarra	LR1	12 months	November 12, 2025
Hafnia Galatea	LR2	36 months	December 19, 2025

(1)	In January 2025, Hafnia Puma was replaced by Hafnia Bobcat as Hafnia Puma needed repairs.

Revenue from voyage charter. Revenue from voyage charter for the year ended December 31, 2025 was $1,252.7 million, a decrease of $550.4 million, or 31%, from a revenue of $1,803.1 million for the financial year ended December 31, 2024. Revenue from voyage charter includes revenue from our Hafnia Vessels and TC Vessels operating in the Pools.

During 2025, the product tanker market remained supported by resilient global oil demand, refinery closures in Europe and the United States, and continued export strength from the U.S. Gulf, the Middle East and Asia. Refining margins improved during parts of the year, and global inventories of refined products declined during the first half of the year before stabilising later in the year. Sanctions affecting certain vessels and trade flows continued to influence market dynamics and limited the availability of compliant tonnage in mainstream trade. In addition, a number of LR2 vessels entered the dirty-trading segment, reducing effective supply in the clean product tanker market. Furthermore, the crude tankers’ participation in clean petroleum products (“CPP”) trades contributed to market volatility during parts of 2024, and this effect moderated entering 2025 as trading patterns normalised.

Notwithstanding these supportive factors, freight rates during 2025 moderated from the elevated levels experienced in 2024. Market conditions in 2024 were materially influenced by geopolitical disruptions in the Red Sea and the rerouting of vessels around the Cape of Good Hope, which increased average sailing distances and product ton-mile demand. In 2025, average voyage distances declined relative to 2024 as trade flows were comparatively more normalised following the heightened rerouting environment of the prior year. Freight rates consequently declined across vessel segments relative to 2024 levels.

Voyage expenses. Voyage expenses for the year ended December 31, 2025, were $466.0 million, a decrease of $78.3 million, or 14%, from $544.3 million for the year ended December 31, 2024. Voyage expenses for the year ended December 31, 2025 consisted of fuel oil consumed amounting to $267.7 million, port costs amounting to $147.3 million, broker’s commission expenses amounting to $19.0 million, other voyage-related expenses (including voyage-related insurance) amounting to $21.8 million and pool allocation of $10.2 million. Voyage expenses for the year ended December 31, 2024 consisted of fuel oil consumed amounting to $357.5 million, port costs amounting to $150.8 million, broker’s commission expenses amounting to $26.3 million, other voyage-related expenses (including voyage-related insurance) amounting to $8.8 million and pool allocation of $0.9 million. The expenses relating to fuel oil consumed have decreased as compared to the year ended December 31, 2024 due to the aforementioned decrease in average voyage distances as trade flows normalised following the heightened rerouting environment of the prior year. Pool allocation relates to adjustments to distribute the earnings of the vessels employed in the pools pro rata to their pool points and the decrease was driven by changes in the pool points of all participating vessels in each individual Pool.

Disaggregation of revenue (Hafnia Vessels and TC Vessels), voyage expenses (Hafnia Vessels and TC Vessels) and TCE income by operating segment

The following is a summary of our consolidated revenue by operating segment, in addition to a reconciliation of voyage expenses, TCE income, TCE income per day and total operating days.

	For the year ended December 31,		Change	Percentage Change
In thousands of U.S. dollars except daily TCE income and operating days	2025	2024	favourable / (unfavourable)
Disaggregation of revenue by operating segment:
LR2	$110,416	$125,387	$(14,971)	(12%)
LR1	374,469	522,837	(148,368)	(28%)
MR	675,708	915,186	(239,478)	(26%)
Handy	261,238	372,130	(110,892)	(30%)

Disaggregation of voyage expenses by operating segment:
LR2	(33,473)	(31,693)	(1,780)	(6%)
LR1	(123,492)	(142,405)	18,913	13%
MR	(213,999)	(251,887)	37,888	15%
Handy	(94,993)	(118,328)	23,335	20%

Disaggregation of TCE income by operating segment:(1)
LR2	76,943	93,694	(16,751)	(18%)
LR1	250,977	380,432	(129,455)	(34%)
MR	461,709	663,299	(201,590)	(30%)
Handy	166,245	253,802	(87,557)	(34%)

Daily TCE income per operating segment in U.S dollars:(1)(2)
LR2	35,468	45,289	(9,821)	(22%)
LR1	27,925	38,389	(10,464)	(27%)
MR	24,174	30,781	(6,607)	(21%)
Handy	21,682	29,402	(7,720)	(26%)

Operating days per operating segment:(3)
LR2	2,169	2,069	100	5%
LR1	8,988	9,910	(922)	(9%)
MR	19,099	21,549	(2,450)	(11%)
Handy	7,668	8,632	(964)	(11%)
Total operating days	37,924	42,160	(4,236)	(10%)

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
(1)	This daily amount is calculated on the basis of unrounded amounts, not the rounded amounts in the above table.
(2)	Total operating days include operating days for TC Vessels.

LR2 revenue. LR2 revenue for the year ended December 31, 2025 was $110.4 million, a decrease of $15.0 million, or 12%, from a revenue of $125.4 million for the financial year ended December 31, 2024. The decrease in revenue was mainly due to a decline in ton-mile demand in 2025 as compared to 2024. The elevated ton-mile demand during 2024 can be attributed to longer average sailing distances as vessels were rerouted away from the Suez Canal to the Cape of Good Hope, which benefited the larger vessel segments.

As a result, LR2 TCE income per day decreased to $35,468 per day from $45,289 per day for the years ended December 31, 2025 and 2024, respectively.

LR2 operating days increased to 2,169 days from 2,069 days for the years ended December 31, 2025 and 2024, respectively as all six LR2 vessels went for periodic drydocking during 2024.

LR1 revenue. LR1 revenue for the year ended December 31, 2025 was $374.5 million, a decrease of $148.4 million, or 28%, from a revenue of $522.8 million for the year ended December 31, 2024. The decrease in revenue was primarily driven by the normalisation of trade flows following the elevated ton-mile demand in 2024, and it was further impacted by lower available operating days in 2025. One LR1 vessel, Hafnia Thames, was disposed of during 2024. The full-year impact of this disposal was reflected in 2025, as Hafnia Thames contributed 190 operating days during the year ended December 31, 2024. In addition, operating days from TC Vessels were lower in 2025 compared to 2024, as the time charter contracts for two TC Vessels ended in November 2024 and February 2025, respectively. Lastly, technical off-hire days for drydock and repairs increased by 89 days in 2025 as compared to 2024.

As a result of these factors, LR1 TCE income per day decreased to $27,925 per day from $38,389 per day for the years ended December 31, 2025 and 2024, respectively.

LR1 operating days decreased to 8,988 days from 9,910 days for the years ended December 31, 2025 and 2024, respectively. This decrease was mainly attributable to the disposal of Hafnia Thames, expiry of time charter contracts and higher technical off-hire days.

MR revenue. MR revenue for the year ended December 31, 2025 was $675.7 million, a decrease of $239.5 million, or 26%, from a revenue of $915.2 million for the financial year ended December 31, 2024. The decrease in revenue was primarily driven by the normalisation of trade flows following the elevated ton-mile demand in 2024, and it was further impacted by lower available operating days in 2025.

During 2025, 15 MR vessels completed drydocks, compared to nine in 2024. There were also five unscheduled repairs in 2025 compared to one in 2024. As a result, total technical off-hire days related to drydock and repairs increased by 691 days in 2025 as compared to 2024. In addition, operating days from TC Vessels decreased by 1,197 days, from 3,684 days in 2024 to 2,487 days in 2025, as three long-term time charter contracts ended in 2024 and we had three short-term time charters that occurred only during 2024. Lastly, vessel disposals further contributed to the decrease in operating days. One MR vessel was divested in November 2024 and an additional four MR vessels were divested in 2025, resulting in 645 fewer operating days in 2025 as compared to 2024.

As a result of these factors, MR TCE income per day decreased to $24,174 per day from $30,781 per day for the years ended December 31, 2025 and 2024, respectively.

MR operating days decreased to 19,099 days from 21,549 days for the years ended December 31, 2025 and 2024, respectively, mainly due to the increased technical off-hire, fewer TC Vessels days and vessel disposals.

Handy revenue. Handy revenue for the year ended December 31, 2025 was $261.2 million, a decrease of $110.9 million, or 30%, from a revenue of $372.1 million for the financial year ended December 31, 2024. The decrease in revenue was primarily driven by the normalisation of trade flows following the elevated ton-mile demand in 2024, and it was further impacted by lower available operating days in 2025. During 2025, 23 Handy vessels completed drydocks and there were no drydocks completed for Handy vessels during 2024. As a result, total technical off-hire days related to drydock and repairs increased by 940 days in 2025 as compared to 2024.

As a result, Handy TCE income per day decreased to $21,682 per day from $29,402 per day for the years ended December 31, 2025 and 2024, respectively.

Handy operating days decreased to 7,668 days from 8,632 days for the years ended December 31, 2025 and 2024, respectively. This decrease was driven mainly by the higher technical off-hire days arising from the drydocks done during 2025.

Other operating income. Other operating income, which mainly consists of pool and bunker management fees, for the year ended December 31, 2025 was $31.1 million, a decrease of $4.1 million or 12% from $35.2 million for the year ended December 31, 2024. This decrease was mainly due to lower pool management fees earned in line with the decrease in TCE income as well as lower bunker management fees earned following the transition of the bunker management business to the Seascale Energy Joint Venture from the second quarter of 2025. This was partially offset by corporate support services fees charged to the Seascale Energy Joint Venture and Vista Joint Venture.

Vessel operating expenses and technical management expenses. Vessel operating expenses for the year ended December 31, 2025 was $282.1 million, an increase of $4.1 million or 1%, from $278.0 million for the year ended December 31, 2024. Vessel operating expenses include crewing, repairs and maintenance, and insurance as well as other expenses relating to the operation of our Hafnia Vessels.

Technical management expenses for the year ended December 31, 2025 was $27.1 million, a decrease of $1.1 million or 4% from $28.2 million for the year ended December 31, 2024. Technical management expenses consist of general and administrative costs for the internal technical team and the management fee charged by external technical managers.

Calendar days (excluding TC Vessels) decreased to 37,087 from 38,063 for the years ended December 31, 2025 and 2024, respectively.

The following table is a summary of our vessel operating expenses and technical management expenses by operating segment:

	For the year ended December 31,		Change	Percentage Change
In thousands of U.S. dollars except vessel operating expenses per calendar day, technical management expenses per calendar day and calendar days	2025	2024	favourable / (unfavourable)
Vessel operating expenses	$282,123	$278,041	$(4,082)	(1%)

Disaggregation of vessel operating expenses by operating segment:
LR2	16,182	15,624	(558)	(4%)
LR1	68,051	64,451	(3,600)	(6%)
MR	134,338	132,876	(1,462)	(1%)
Handy	63,552	65,089	1,537	2%

Vessel operating expenses per calendar day in U.S. dollars:(1)
LR2	7,389	7,115	(274)	(4%)
LR1	7,973	7,304	(669)	(9%)
MR	7,632	7,277	(355)	(5%)
Handy	7,255	7,410	155	2%

Consolidated vessel operating expenses per calendar day:	7,607	7,305	(302)	(4%)

Technical management expenses	$27,082	$28,173	$1,091	4%

Disaggregation of technical management expenses by operating segment:
LR2	1,837	1,947	110	6%
LR1	6,810	7,358	548	7%
MR	13,052	13,619	567	4%
Handy	5,383	5,249	(134)	(3%)

Technical management expenses per calendar day in U.S. dollars:(1)
LR2	839	887	48	5%
LR1	798	834	36	4%
MR	742	746	4	1%
Handy	615	598	(17)	(3%)
Consolidated technical management expenses per calendar day:	730	740	10	1%

Calendar days by operating segment(2)
LR2	2,190	2,196	6	0%
LR1	8,535	8,824	289	3%
MR	17,602	18,259	657	4%
Handy	8,760	8,784	24	0%
Total calendar days	37,087	38,063	976	3%

This daily amount is calculated on the basis of unrounded amounts, not the rounded amounts in the above table.
(1)	Total calendar days exclude calendar days for TC Vessels.

The average vessel operating expenses per day increased to $7,607 per day for the year ended December 31, 2025 from an average of $7,305 per day for the year ended December 31, 2024. Vessel operating expenses per day increased across all vessel segments, with the largest increases affecting the MR and Handy segments.

Vessel operating expenses and technical management expenses by operating segment are discussed below.

LR2 vessel operating expenses and technical management expenses. Vessel operating expenses for our LR2 segment were $16.2 million for the year ended December 31, 2025, a decrease of $0.6 million, or 4%, from $15.6 million for the year ended December 31, 2024. Calendar days (excluding TC vessels) for LR2 vessels remained stable at 2,190 days for the year ended December 31, 2025 as there were no vessel movements during the year. LR2 vessel operating expenses per day increased to $7,389 per day for the year ended December 31, 2025 from $7,115 per day for the year ended December 31, 2024. This increase was the result of general inflationary pressures which drove up crew mustering and victualing costs.

Technical management expenses for our LR2 segment were $1.8 million for the year ended December 31, 2025, a decrease of $0.1 million or 6% from $1.9 million for the year ended December 31, 2024. LR2 technical management expenses per day decreased to $839 per day from $887 per day for the years ended December 31, 2025 and 2024, respectively.

LR1 vessel operating expenses and technical management expenses. Vessel operating expenses for our LR1 segment were $68.1 million for the year ended December 31, 2025, an increase of $3.6 million, or 6%, from $64.5 million for the year ended December 31, 2024. Calendar days (excluding TC vessels) for LR1 vessels decreased to 8,535 from 8,824 days for the years ended December 31, 2025 and 2024, respectively, mainly due to the divestment of one LR1 vessel in 2024. LR1 vessel operating expenses per day increased to $7,973 per day for the year ended December 31, 2025 from $7,304 per day for the year ended December 31, 2024. This increase was mainly due to higher crewing costs for crew changes, higher insurance deductibles for Hull and Machinery and Protection and Indemnity cases.

Technical management expenses for our LR1 segment were $6.8 million for the year ended December 31, 2025, a decrease of $0.6 million or 7% from $7.4 million for the year ended December 31, 2024. LR1 technical management expenses per day decreased to $798 per day from $834 per day for the years ended December 31, 2025 and 2024, respectively.

MR vessel operating expenses and technical management expenses. Vessel operating expenses for our MR segment were $134.3 million for the year ended December 31, 2025, an increase of $1.4 million, or 1%, from $132.9 million for the year ended December 31, 2024. Calendar days (excluding TC vessels) for MR vessels decreased to 17,602 from 18,259 days for the years ended December 31, 2025 and 2024, respectively, due to the divestment of vessels during 2024 and 2025. MR vessel operating expenses per day increased to $7,632 per day for the year ended December 31, 2025 from $7,277 per day for the year ended December 31, 2024. This increase was mainly due to higher crewing costs for crew changes and higher insurance deductibles for various Hull and Machinery cases.

Technical management expenses for our MR segment were $13.1 million for the year ended December 31, 2025, a decrease of $0.5 million or 4% from $13.6 million for the year ended December 31, 2024. MR technical management expenses per day remained relatively stable at $742 per day for the year ended December 31, 2025.

Handy vessel operating expenses and technical management expenses. Vessel operating expenses for our Handy segment were $63.6 million for the year ended December 31, 2025, a decrease of $1.5 million, or 2%, from $65.1 million for the year ended December 31, 2024. Calendar days (excluding TC vessels) for Handy vessels remained relatively stable at 8,760 days for the year ended December 31, 2025 as there were no vessel movements during the year. Handy vessel operating expenses per day decreased to $7,255 per day for the year ended December 31, 2025 from $7,410 per day for the year ended December 31, 2024. The operating expenses for 2024 were higher due to unforeseen breakdowns and repairs across the Handy fleet.

Technical management expenses for our Handy segment were $5.4 million for the year ended December 31, 2025, an increase of $0.2 million or 3% from $5.2 million for the year ended December 31, 2024. Handy technical management expenses per day increased to $615 per day from $598 per day for the years ended December 31, 2025 and 2024, respectively due to general inflationary pressures.

Charter hire expenses. Charter hire expenses were $33.4 million for the year ended December 31, 2025, a decrease of $15.1 million or 31%, from $48.5 million for the year ended December 31, 2024. The decrease was mainly attributable to three short term time charter-in of MR vessels that were entered into and ended during 2024, and therefore did not contribute to charter hire expenses  in 2025. In addition, the time charters for two LR1 vessels ended in November 2024 and February 2025 respectively. As a result, charter hire expenses related to these vessels were incurred for 11 months and 12 months in 2024, compared to none and two months, respectively, in 2025, which further contributed to the decrease.

Other expenses. Other expenses were $84.9 million for the year ended December 31, 2025, an increase of $5.5 million or 7%, from $79.4 million for the year ended December 31, 2024. The change was primarily driven by an increase in audit fees, IT and compliance costs.

Gain on disposal of assets. Gain on disposal of assets was $12.2 million for the year ended December 31, 2025 a decrease of $16.3 million or 57% from a gain of $28.5 million for the year ended December 31, 2024. During the year ended December 31, 2025, we divested four vessels, compared to two vessels during the year ended December 31, 2024. Although more vessels were divested in 2025, the average gain on disposal per vessel was lower compared to the vessels divested in 2024.

Depreciation charge of property, plant and equipment. Total depreciation was $201.7 million for the year ended December 31, 2025, a decrease of $12.6 million, or 6%, from $214.3 million for the year ended December 31, 2024.

Depreciation for the year ended December 31, 2025 comprised $134.6 million related to vessels, $38.7 million related to drydocking and scrubbers, $28.0 million related to right-of-use assets – vessels, and $0.3 million of other depreciations. For the year ended December 31, 2024, depreciation comprised $139.0 million related to vessels, $35.7 million related to drydocking and scrubbers, $39.3 million related to right-of-use assets – vessels, and $0.3 million of other depreciation.

The decrease was primarily driven by a revision of the residual values of the Group’s vessels for the financial year ended December 31, 2025 and prospectively adjusted for this revision as a change in accounting estimate. This reduced depreciation expense by approximately $5.2 million. Vessel divestments during 2025 and 2024 also contributed to the decrease in depreciation.

Amortisation charge of intangible assets. The amortisation charge was $0.4 million for the year ended December 31, 2025, a decrease of $0.4 million or 47% from $0.8 million for the year ended December 31, 2024. This decrease was due to intangible assets relating to customer contracts being fully amortized by May 2024.

Interest income. Interest income was $13.5 million for the year ended December 31, 2025, a decrease of $2.8 million, or 17%, from $16.3 million for the year ended December 31, 2024. This decrease was mainly due to lower average cash balances and lower interest income earned on cash deposits during 2025 as compared to 2024.

Interest expense. Interest expense was $49.8 million for the year ended December 31, 2025, a decrease of $2.6 million, or 5%, from $52.4 million for the year ended December 31, 2024.

The decrease in financial expenses during the year ended December 31, 2025 when compared to the year ended December 31, 2024 was primarily attributable to a reduction in interest rates in 2025 as compared to 2024 and lower loan balances in 2025 as compared to 2024. The reduction in loan balances was mainly due to routine debt repayments and the exercise of purchase options on 21 of our sales and lease-back financings during 2025.

Capitalised financing fees written off. Capitalised financing fees written off were $2.7 million for the year ended December 31, 2025, an increase of $0.6 million or 31% from $2.1 million for the year ended December 31, 2024. In 2025, the $2.7 million of written off financing fees resulted from the extinguishment of debt and refinancing of certain sale and lease-back liabilities.

Other finance expense. Other finance expense was $5.6 million for the year ended December 31, 2025, a decrease of $4.1 million, or 42%, from $9.7 million for the year ended December 31, 2024. These are generally non-routine items that occur when borrowings are extinguished or refinanced.

Other finance expense for the year ended December 31, 2025 consisted of foreign currency exchange gain of $0.5 million, borrowings undrawn commitment fees of $2.0 million, other financial expenses of $3.6 million and net realised losses on derivatives of $0.5 million.

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

The decrease in other finance expense for the year ended December 31, 2025 as compared to December 31, 2024 was primarily due to  $2.1 million of gains recorded on foreign exchange forward swaps during 2025, which was a $3.6 million favourable change from $1.5 million of losses recorded in 2024. This was partially offset by $2.4 million increase in realised losses recorded on interest rate swaps which do not qualify for hedge accounting. Net foreign currency exchange losses decreased by $1.0 million in 2025 as compared to 2024 due to movements in exchange rates during the period.

Share of profit of equity-accounted investees, net of tax. Share of profit of equity accounted investees, net of tax, for the year ended December 31, 2025 was $17.2 million, a decrease of $3.3 million or 16% from a share of profit of $20.5 million for the year ended December 31, 2024. The decrease was primarily attributable to lower earnings from the six LR1 vessels under the Vista Joint Venture, which are employed in the LR1 Pool. Earnings were higher in 2024 due to elevated ton-mile demand, which has since moderated in 2025 following the normalisation of trade flows and the corresponding decrease in freight rates.

Other comprehensive loss. Other comprehensive loss mainly consists of fair value changes of the effective portion of derivate financial instruments designated as hedging instruments under cash flow hedge accounting, net of any reclassifications to profit or loss as and when the hedged interest expense on the borrowings is recognised in profit or loss, and fair value changes of certain equity investments which are long term and strategic in nature and not held for the purpose of trading. Other comprehensive loss for the year ended December 31, 2025 was $49.5 million, which was an increase of $32.0 million or 182% from a loss of $17.6 million for the year ended December 31, 2024. The decrease was mainly driven by fair value losses recognised on the equity investments in TORM and CHW-LA1, partially offset by an increase in the fair value of Diginex as at December 31, 2025. These fair value changes resulted in a net fair value loss of $37.0 million. In addition, we recognised a fair value loss of $12.9 million in the hedging reserve, driven by changes in the forecasted interest rate environment.

Results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023

For a discussion of our results for the year ended December 31, 2024, compared to the year ended December 31, 2023, please see “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023” contained in our 2024 Annual Report on Form 20-F.

B. Liquidity and Capital Resources

We operate in a capital-intensive industry. We have historically financed our acquisition of vessels and other capital expenditures through a combination of cash generated from operations, equity capital, credit facilities, and sale and lease-back arrangements.

Our primary source of funds for our short-term and long-term liquidity needs is expected to be the cash flows generated from our Hafnia Vessels and TC Vessels trading in the Pools, in the spot market or on time charter, in addition to cash on hand. Additionally, we receive repayments on shareholder loans from our joint ventures that have vessels operating in the Pools or on long-term time charters. In addition to cash from operations, our sources of medium and long-term liquidity include new loans, refinancings of existing arrangements, drawdowns under committed secured revolving credit facilities, equity issuances, vessel sales, and sale-and-leaseback agreements.

Historically, market rates for the vessels in our Hafnia Fleet have been volatile and periodic adjustments in supply and demand for tankers make the industry cyclical. We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short- and long-term liquidity. When Hafnia Vessels or TC Vessels operate directly in the spot market, we are exposed to high volatility, but we can also take advantage of rising freight and hire rates. In our view, the volatility is reduced for those of our Hafnia Vessels and TC Vessels operating in the Pools because (i) the Pools aggregate the revenues and expenses of all pool participants and distribute net earnings to the participants based on an agreed-upon formula and (ii) some of the vessels in the pool are on time charter, which ensures a less volatile income stream. In addition to Hafnia Vessels trading directly in the spot market and in the Pools, we also have Hafnia Vessels on long-term time charters. The income from these vessels is less volatile but also does not allow us to take advantage of rising rate environments.

In addition to the general volatility in our industry, our cash flows are affected by the number of vessels we have in operation at a given time. This number may increase or decrease during the year due to vessel acquisitions and divestments as well as drydocking, repairs, maintenance or other events impacting the operability of our Hafnia Vessels and TC Vessels.

Furthermore, the cash flows we generate from our Hafnia Vessels and TC Vessels have in the past and may in the future be impacted by geopolitical events such as the COVID-19 pandemic, the war between Russia and Ukraine, as well as other geopolitical risks such as the conflict between Israel and Hamas, the conflict between U.S., Israel and Iran and the resulting disruptions to shipping in the Red Sea and increasing trade protectionism. The volatility brought on by the ongoing war between Russia and Ukraine, which has resulted in the implementation of sanctions on the export of Russian crude oil, refined petroleum products, and vessels involved in those trades, has continued to disrupt supply chains and trade routes. We recorded high revenue and net income during the years ended December 31, 2024 and December 31, 2023 as a result of favourable market conditions that began in March 2022.

At the start of 2025, our performance was negatively impacted by the disruptions in the Red Sea, as an increasing number of alternative, shorter intra-hemispheric trade routes were established, bypassing the Red Sea. Additionally, low crude freight rates in 2024 prompted the transition of crude tankers into trading clean products, which adversely affected our cash flows. The second half saw performance strengthening, due to increased crude production and a growing number of sanctioned crude tankers, which reduced the cannibalisation effect and led to a notable shift of LR2 vessels into the crude trade.

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

During 2025, and in addition to our regularly scheduled debt and lease repayments including payments in relation to credit facilities that are maturing during 2025, we also committed to the following:

•
The exercise of the purchase options on two MR vessels (Hafnia Tanzanite and Hafnia Tourmaline) under a sale and lease-back arrangement with CSSC. The purchases closed in January 2025 resulting in a reduction of the related finance lease liability of $38.4 million.

•
The exercise of the purchase options on two Handy vessels (Hafnia Azotic and Hafnia Aronaldo) under a sale and lease-back arrangement with OCY. The purchase of Hafnia Aronaldo closed in June 2025 and the purchase of Hafnia Azotic closed in September 2025, resulting in a reduction of the related finance lease liability of $39.7 million.

•
The exercise of the purchase options on 12 LR1 vessels (Hafnia Exceed, Hafnia Excel, Hafnia Excellence, Hafnia Excelsior, Hafnia Executive, Hafnia Expedite, Hafnia Experience, Hafnia Express, Hafnia Precision, Hafnia Prestige, Hafnia Pride and Hafnia Providence ) under a sale and lease-back arrangement with ICBC Leasing between July and October 2025, resulting in a reduction of the related finance lease liability of $308.4 million.

•
The exercise of the purchase options on four Chemical Handy vessels (Hafnia Amessi, Hafnia Aquamarine, Hafnia Axinite and Hafnia Azurite) under a sale and lease-back arrangement with CMB Leasing between September and October 2025, resulting in a reduction of the related finance lease liability of $62.1 million.

•
The fulfilment of the purchase obligation of one LR1 vessel (Hafnia Asia) under a sale and lease-back agreement with Skaatholmen Shipping Ltd. This purchase closed in July 2025 resulting in a reduction of the related finance lease liability of $17.3 million.

The MUSD 39.2 SEB Facility matured in November 2025 while the MUSD 472 Facility is maturing in September 2026.

We do not have any other debt or leasing financing arrangements scheduled to mature or expire within 12 months of the date of this Annual Report. We may elect to use purchase options under our sale and lease-back arrangements or time charter-in arrangements, in which case the financial lease liabilities or IFRS-16 lease liabilities, as applicable, relating to the vessel(s) in question will be reduced accordingly.

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

As at December 31, 2025, we had $427.8 million in liquidity available (December 31, 2024: $517.3 million) with cash and cash equivalents (excluding cash retained in the commercial pools and restricted cash) of $103.6 million (December 31, 2024: $195.3 million) and amounts available and undrawn under our revolving credit facilities of $324.2 million (December 31, 2024: $322.0 million). As at the date of this Annual Report, we hold cash and cash equivalents in U.S. dollars, NOK, EUR, SGD, DKK, and AED (United Arab Emirates Dirham). The changes in our cash balance are discussed below under the section entitled “Cash Flows”. As at December 31, 2025, we had $1,123.0 million (December 31, 2024: $1,122.2 million) in aggregate outstanding indebtedness (which reflects the amounts payable under loans from related and non-related parties, bank borrowings, sale and lease-back liabilities (accounted for as financing transactions) and other lease liabilities). Our credit facilities and other financing arrangements are described below under the section entitled “Financing Arrangements”.

We expect that our existing liquidity and working capital combined with the cash flow we expect to generate from our operations will be sufficient to finance our liquidity needs for a period of at least 12 months from the date of this Annual Report.

Equity

As at December 31, 2025, we had issued 512,563,532 (December 31, 2024: 512,563,532, December 31, 2023: 506,820,170) ordinary shares. At the date of this Annual Report, we have issued 512,563,532 ordinary shares. All ordinary shares issued are fully paid. As at December 31, 2025, we held 14,573,890 shares in treasury (December 31, 2024: 9,639,056, December 31, 2023: 2,626,651).

In the years ended December 31, 2023, we have not had any share repurchase programs. In the year ended December 31, 2024, we launched a share repurchase program to repurchase up to 18,000,000 shares for a total amount of $100.0 million during the period December 2, 2024 until no later than January 27, 2025 for the purposes of reducing the number of outstanding shares and to provide returns to the shareholders. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for more information on our share repurchase program.

Cash Flows

The table below summarises our sources and uses of cash for the periods presented:

In thousands of U.S. dollars	For the year ended December 31,
Cash flow data	2025	2024	2023
Net cash provided by operating activities	$602,889	$1,030,364	$1,060,806
Net cash (used in)/provided by investing activities	(363,717)	29,892	(31,677)
Net cash used in financing activities	(330,165)	(999,209)	(1,086,933)

For a discussion of cash flows for the year ended December 31, 2024 compared to December 31, 2023, reference is made to “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Cash Flows” included in our 2024 Annual Report.

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

Year ended December 31, 2025 compared to year ended December 31, 2024:

The following table sets forth the components of our operating cash flows for the years ended December 31, 2025 and December 31, 2024:

	For the year ended December 31,		Change	Percentage Change
In thousands of U.S. dollars	2025	2024	favourable / (unfavourable)
Profit for the financial year	$339,682	$774,035	$(434,353)	(56%)
Adjustments for:
- income tax expense	2,495	4,418	(1,923)	(44%)
- depreciation and amortisation charges	202,129	215,111	(12,982)	(6%)
- (gain) on disposal of assets	(12,236)	(28,520)	16,284	57%
- interest income	(13,496)	(16,317)	2,821	17%
- finance expense	58,095	64,106	(6,011)	(9%)
- share of (profit) of equity-accounted investees, net of tax	(17,190)	(20,515)	3,325	16%
- equity-settled share-based payment transactions	3,205	2,960	245	8%
Operating cash flow before working capital changes	562,684	995,278	(432,594)	(43%)
Changes in working capital:
- intangible assets	(10,746)	(5,919)	(4,827)	(82%)
- inventories	25,128	13,549	11,579	85%
- trade and other receivables, and prepayments	(15,347)	53,415	(68,762)	(129%)
- trade and other payables, and provisions	41,329	(16,445)	57,774	351%
Cash generated from operations	603,048	1,039,878	(436,830)	(42%)
Income tax paid	(159)	(9,514)	9,355	98%
Net cash provided by operating activities	$602,889	$1,030,364	$(427,475)	(41%)

Net cash provided by operating activities decreased by $427.5 million in 2025 as compared to 2024. This was primarily driven by the decrease of $435.4 million in TCE income in 2025 as compared to 2024.

Cash flow from investing activities

Cash flows from our investing activities primarily relate to our acquisition of vessels and divestment of vessels as well as our investments in our joint ventures as further described in “Item 4. Information on the Company – A. History and Development of the Company – Joint Ventures”.

Year ended December 31, 2025 compared to year ended December 31, 2024:

The following table sets forth the components of our investing cash flows for the years ended December 31, 2025 and December 31, 2024:

	For the year ended December 31		Change	Percentage Change
In thousands of U.S. dollars	2025	2024	favourable / (unfavourable)
Interest income received	$12,006	$12,459	$(453)	(4%)
Loan to joint ventures	(10,918)	(13,207)	2,289	17%
Acquisition of other investments	(311,433)	(861)	(310,572)	(36,071%)
Equity investment in joint venture	(25)	(2,217)	2,192	99%
Return of investment in joint venture	1,000	1,360	(360)	(26%)
Purchase of intangible assets	-	(23)	23	100%
Proceeds from disposal of property, plant and equipment	75,536	57,098	18,438	32%
Proceeds from disposal of other investments	-	2,343	(2,343)	100%
Repayment of loan by joint venture company	16,316	22,540	(6,224)	(28%)
Purchase of property, plant and equipment	(146,199)	(49,600)	(96,599)	(195%)
Net cash (used in)/provided by investing activities	$(363,717)	$29,892	$(393,609)	(1,317%)
The increase in net cash used in investing activities of $393.6 million in 2025, as compared to 2024, was primarily due to the acquisition of approximately 14.1 million A shares in TORM for a total consideration of $311.4 million. In addition, we completed 43 vessel drydocks during 2025, compared to 21 in 2024. The costs of drydocks per vessel in 2025 were also higher, as a number of vessels drydocked in 2025 had work performed on their COT coating which increased their drydocking costs. This resulted in a $96.6 million increase in the purchase of property, plant, and equipment. These increases were partially offset by higher proceeds from the disposal of property, plant, and equipment as we divested four vessels during 2025, as compared to two vessels during 2024, as well as other smaller changes in investing activities.

Cash flow from financing activities

Cash flows from financing activities primarily consist of the proceeds from drawdowns, repayments and costs related to our secured and unsecured debt, financial lease liabilities (relating to sale and lease-back contracts) and lease liabilities arising from the recognition of long-term leases onto the balance sheet in accordance with IFRS 16; the issuance and costs related to our ordinary shares and the payment of dividends to our common shareholders.

Year ended December 31, 2025 compared to year ended December 31, 2024:

The following table sets forth the components of our financing cash flows for the years ended December 31, 2025 and December 31, 2024:

	For the year ended December 31		Change	Percentage Change
In thousands of U.S. dollars	2025	2024	favourable / (unfavourable)
Proceeds from borrowings from external financial institutions	$900,000	$110,000	$790,000	718%
Repayment of borrowings to external financial institutions	(422,774)	(109,136)	(313,638)	(287%)
Repayment of lease liabilities	(524,267)	(201,191)	(323,076)	(161%)
Payment of financing fees	(7,284)	(1,085)	(6,199)	(571%)
Interest paid to external financial institutions	(57,496)	(71,727)	14,231	20%
Proceeds from exercise of employee share options	-	935	(935)	100%
Proceeds from settlement of derivative financial instruments	12,105	30,044	(17,939)	(60%)
Dividends paid	(198,639)	(699,883)	501,244	72%
Repurchase of treasury shares	(27,656)	(49,161)	21,505	44%
Other finance expense paid	(4,154)	(8,005)	3,851	48%
Net cash used in financing activities	$(330,165)	$(999,209)	$669,044	67%

(1)
See the following table setting forth the cash drawdowns and repayments on our secured credit facilities, unsecured debt, sale and lease-back liabilities, and IFRS 16 lease liabilities during the years ended December 31, 2025 and 2024.

The decrease of $669.0 million in net cash used in financing activities in 2025, as compared to 2024, was primarily due to a decrease in profits and consequently less dividends paid in 2025.

During 2025, we refinanced the MUSD 216 Facility and the MUSD 84 Facility – SEB into the MUSD 715 Facility. We also exercised the purchase options and extinguished the liabilities on 21 sale and lease-back financings and subsequently refinanced most of these vessels under the MUSD 715 Facility and MUSD 175 Facility. We also repaid the debt on sold vessels that were secured under Hafnia Credit Facilities. The net cash used in these refinancing activities and credit facility-related activities was partially offset by drawdowns from the Credit Facilities. Overall, these activities resulted in $103.9 million of net cash used, which was $147.2 million lower than in 2024.

Lastly, we also spent $21.5 million less cash in the repurchase of treasury shares during 2025.

Cash drawdowns and repayments on our secured credit facilities, unsecured debt, sale and lease-back liabilities, and IFRS lease liabilities

The table below sets forth the cash drawdowns and repayments on our secured credit facilities, unsecured debt, sale and lease-back liabilities, and IFRS 16 lease liabilities during the years ended December 31, 2025 and 2024. The table below does not include cash drawdowns and repayments on credit facilities or other financing arrangements obtained in our joint ventures. Furthermore, the below overview does not include a $50 million receivables purchase facility, which was in place during 2021-2023, but which is no longer in place, or any “loans” received from suppliers that constitute or have the function of deferred payment terms.

During these periods, certain credit facilities, unsecured debt, and lease financing arrangements were either entered into, drawn, or repaid in full. We refer to Note 16 and Note 18 of our Consolidated Financial Statements included in Item 17 of this Annual Report for further details of all of our financing arrangements, including the activity that occurred during the years ended December 31, 2025 and 2024.

	2025		2024
In thousands of U.S. dollars	Drawdowns	Repayments	Drawdowns	Repayments
Credit Facilities
$715m facility	$637,000	$—	$—	$—
$473m facility	—	(37,202)	—	(28,991)
$374m facility(3)	N/A	N/A	N/A	N/A
$303m facility	96,000	(176,000)	110,000	(30,000)
$216m facility(1)	—	(131,250)	—	(12,600)
$175m borrowing base facility – Citibank	7,000	—	—	(12,500)
$175m borrowing base facility – UOB	—	(1,500)	—	(1,500)
$175m facility – DBS, E.Sun	160,000	—	—	—
$106m facility(2)	—	—	—	(6,777)
$84m facility – SEB(1)	—	(49,855)	—	(4,316)
$84m facility – DSF	—	(8,632)	—	(6,240)
$50m FFA margin facility(4)	—	—	N/A	N/A
$40m facility	—	(2,874)	—	(2,874)
$39m facility(1)	—	(15,458)	—	(3,338)
Total Credit Facilities	$900,000	$(422,771)	$110,000	$(109,136)

Sale and lease-back
CMB – Fixed rate: (6) Hafnia Axinite, Hafnia Ammolite, Hafnia Azurite, Hafnia Amessi, Hafnia Aquamarine	—	(67,345)	—	(6,130)
CSSC:(5) Hafnia Topaz, Hafnia Tourmaline, Hafnia Tanzanite, Hafnia Alabaster, Hafnia Aragonite, Hafnia Achroite	—	(34,939)	—	(72,550)
Doun Kisen: Hafnia Africa	—	(2,328)	—	(2,214)
ICBCL: (5) Hafnia Excel, Hafnia Exceed, Hafnia Excellence, Hafnia Executive, Hafnia Expedite, Hafnia Experience, Hafnia Excelsior, Hafnia Express, Hafnia Precision, Hafnia Pride, Hafnia Prestige, Hafnia Providence	—	(326,294)	—	(29,580)
ICBCL:(5) Hafnia Adamite, Hafnia Almandine, Hafnia Amazonite, Hafnia Amber	—	—	N/A	N/A
Ocean Yield: (5) Hafnia Aronaldo, Hafnia Azotic, Hafnia Turquoise	—	(41,557)	—	(3,088)
Jiangsu Financial Leasing Sky:(5) Hafnia Viridian, Hafnia Violette, Hafnia Sirius, Hafnia Sky	—	—	—	(39,638)
Skaatholmen Shipping: (5) Hafnia Arctic & Hafnia Asia	—	(18,189)	—	(1,755)
Yong Sheng Shipping: Hafnia Australia	—	(2,094)	—	(2,045)
Total sale and lease-back liabilities	—	$(492,746)	$—	$(156,999)

In thousands of U.S. dollars	2025		2024
IFRS 16 lease liabilities	Additional lease liabilities recognised	Repayments(7)	Additional lease liabilities recognised	Repayments(7)
Basset	$3,259	$(3,495)	3,069	$(3,622)
Beagle	3,421	(3,666)	3,273	(3,238)
Boxer	3,278	(3,571)	3,040	(3,375)
Bulldog	3,298	(3,397)	3,219	(3,677)
Clearocean Ginkgo(8)	—	—	—	(3,183)
Clearocean Milano(8)	—	—	—	(2,828)
Dee4 Larch(8)	—	—	—	(1,347)
Kamome Victoria(8)	—	—	—	(2,663)
Karimata	4,071	(4,511)	3,667	(4,121)
Orient Challenge	3,056	(3,406)	—	(3,281)
Orient Innovation	3,043	(3,407)	—	(3,268)
Peace Victoria (8)	—	(409)	2,568	(4,040)
Sunda	4,084	(4,537)	3,968	(4,220)
Hokkaido	19,892	(1,122)	—	—
Total IFRS 16 lease liabilities	$47,402	$(31,521)	$22,804	$(42,724)

(1)	This facility has been fully repaid in 2025, as of the date of this Annual Report, is no longer in place.
(2)	This facility has been rolled over on a cashless basis into the $84m – DSF Facility and as at the date of prior year Annual Report is no longer in place.
(3)	This facility was terminated in 2025, as of the date of this Annual Report, is no longer in place.
(4)
This facility has been drawn and repaid on an ongoing basis to support FFA trading margin requirements throughout 2025 and 2024. As this facility is directly linked to the FFA margin trading account with DBS, any drawdowns are automatically netted at DBS with no cashflow impact to Hafnia on an operational basis unless in the event of a margin call.

(5)	As at the date of this Annual Report, we have divested or refinanced all vessels under these SLBs, and therefore, these SLBs are no longer in place.
(6)	We have divested Hafnia Axinite, Hafnia Azurite, Hafnia Amessi and Hafnia Aquamarine, and therefore, as at the date of this Annual Report, this SLB only relates to Hafnia Ammolite
(7)	Repayments for IFRS 16 lease liabilities included in the above table are exclusive of interest on lease liabilities.
(8)	These vessels have been redelivered to their respective owners.

Material non-cash transactions

We do not have any material non-cash transactions in the year ended December 31, 2025.

 Financing Arrangements

We finance our operations through secured credit facilities and sale and lease-back arrangements. See the section “Sale and lease-back” below for additional information on the sale and lease-back arrangements we have entered into.

We have entered into credit facilities in a number of our subsidiaries. Additionally, our joint venture companies have entered into credit facilities. We do not recognise the debt of our joint venture companies on our balance sheet as they have been equity accounted, but we have a 50% interest in the debt through our equity ownership of the joint ventures. See below “Hafnia Credit Facilities” for the credit facilities entered into by Hafnia and wholly-owned subsidiaries and “Joint Venture Credit Facilities” for the credit facilities entered into by our joint ventures. We refer to Note 16 and Note 18 of our Consolidated Financial Statements included in Item 17 of this Annual Report for further details on our secured credit facilities, sale and lease-back liabilities, and IFRS 16 lease liabilities and to Note 9 and 10 for additional information about our joint ventures.

Our debt and lease financing agreements may additionally require us to comply with a number of covenants, including financial covenants related to liquidity, consolidated net worth, maximum leverage ratios, loan-to-value ratios and collateral maintenance, informational requirements, including the delivery of quarterly and annual consolidated financial statements and annual projections, and restrictive covenants, including maintenance of adequate insurances; compliance with laws (including environmental); maintenance of flag and class of the vessels; restrictions on consolidations, mergers or sales of assets; approvals on changes in the manager of the vessels; limitations on liens; limitations on additional indebtedness; prohibitions on paying dividends if a covenant breach or an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; and other customary covenants. Furthermore, our debt and lease financing agreements contain customary events of default, including cross-default provisions, as well as subjective acceleration clauses under which the debt could become due and payable in the event of a material adverse change in our business

Hafnia Credit Facilities

As at December 31, 2025, our outstanding liability under our credit facilities (the “Hafnia Credit Facilities”) was $1,057.6 million.

The table below gives an overview of our term loan facilities and revolving credit facilities as at December 31, 2025 and December 31, 2024:

Credit Facility(1)	Maturity Date	Total outstanding debt as at December 31, 2025(2)	Total outstanding debt as at December 31, 2024(2)
In thousands of U.S. dollars
MUSD 715 Facility	July 21, 2032	$637,000	N/A
MUSD 473 Facility	September 30, 2026	49,897	$87,098
MUSD 303 Facility	February 28, 2029	N/A	80,000
MUSD 216 Facility	October 2, 2026(3)	N/A	131,250
MUSD 175 Facility – Citi	Renewable semi-annually(4)	47,500	40,500
MUSD 175 Facility – UOB	Renewable semi-annually(4)	57,000	58,500
MUSD 175 Facility – DBS, E.Sun	December 18, 2032	160,000	N/A
MUSD 84 Facility – DSF	Up to July 11, 2029	71,050	79,683
MUSD 84 Facility – SEB	December 31, 2026 (term loan) and December 31, 2023 (revolving credit facility)(5)	N/A	49,855
MUSD 50 FFA Facility	Renewable semi-annually(4)	N/A	N/A
MUSD 40 Facility	January 26, 2029	33,007	35,881
MUSD 39 Facility	November 24, 2025(5)	N/A	15,464
Total debt under the credit facilities		$1,057,621	$578,231

(1)	The table does not include any “loans” received from suppliers that constitute or have the function of deferred payment terms.
(2)
The balances set forth in the table above reflect the principal outstanding due under each facility as at the specified date and does not reflect any (i) unamortised deferred financing fees or other fees, (ii) discounts/premiums, or (iii) deposits or any other amounts not a part of the principal outstanding amount.

(3)	This facility has been refinanced and, as of the date of this Annual Report, no longer in place.
(4)
The MUSD 175 Facility – Citi, MUSD 175 Facility – UOB facilities were partially drawn as of December 31, 2025, and December 31, 2024. The MUSD 50 FFA Facility was partially drawn as at December 31, 2025 and was undrawn as at December 31, 2024. For the borrowings under these facilities, we are obligated to either roll over into a new loan under the facility in question or repay the loan within the relevant term. Undrawn portions of these facilities were uncommitted as at December 31, 2025, and December 31, 2024 and as at the date of this Annual Report remain uncommitted. An uncommitted facility is a facility where the lenders have no legal obligation to provide a loan but can elect to do so at their discretion.

(5)	This facility has matured and is as of the date of this Annual Report, no longer in place.

Each of the Hafnia Credit Facilities bears a floating interest comprised of applicable SOFR (term SOFR, daily SOFR or daily non-cumulative compounded SOFR, as applicable) and a margin.

Credit facilities

Find below detailed descriptions of each of our current term loan and revolving credit facilities. The facilities are listed with the largest credit facilities first.

MUSD 715 Facility

On July 10, 2025, our wholly-owned subsidiary Hafnia SG Pte. Ltd. entered into a $715 million reducing revolving credit facility (the “MUSD 715 Facility”) with a syndicate comprising BNP Paribas, Skandinaviska Enskilda Banken AB, DBS Bank, E.Sun Bank, ING Bank, IYO Bank, Oversea-Chinese Banking Corporation, Société Générale, Standard Chartered Bank, Taishin Bank and United Overseas Bank with ING Bank as facility coordinator and agent. The MUSD 715 Facility was established to partially refinance four existing debt facilities and for general corporate purposes, with a security package comprising 32 vessels. The MUSD 715 Facility will mature on July 21, 2032.

The MUSD 715 Facility has an uncommitted accordion option of up to $417 million, which can be exercised and established within two years of signing (the “Accordion Facility”). The Accordion Facility (if exercised) shall be established on substantially the same terms and conditions as the original MUSD 715 Facility. The Accordion Facility’s security package will be cross-collateralised with the MUSD 715 Facility’s security package of 32 vessels upon establishment.

The MUSD 715 Facility bears an interest rate of daily non-cumulative compounded SOFR plus a margin.

As at December 31, 2025, the outstanding amount under the MUSD 715 Facility was $637.00 million.

MUSD 473 Facility

On September 24, 2019, our wholly-owned subsidiaries Hafnia Tankers Shipholding Singapore Pte. Ltd., Hafnia Tankers Shipholding Alpha Pte. Ltd., Hafnia Tankers Shipholding Denmark 1 ApS (subsequently merged into our wholly-owned subsidiary Hafnia Tankers ApS), and Hafnia Tankers Singapore Sub-Holding Pte. Ltd. entered into a $473 million senior secured term loan and revolving credit facility (the “MUSD 473 Facility”) with a syndicate comprising of ABN Amro, BNP Paribas, Crédit Agricole, Danske Bank, Danish Ship Finance, ING Bank, Nordea, Oversea-Chinese Banking Corporation, Skandinaviska Enskilda Banken AB, and Standard Chartered Bank with Nordea as facility agent, for the purpose of refinancing two existing debt facilities. The MUSD 473 Facility consists of two tranches of which Tranche A is a $413 million term loan facility (the “2019 Term Loan”) and Tranche B is a $60 million revolving credit facility (the “2019 RCF”).

The MUSD 473 Facility has a term of seven years from the date of first drawdown of the loan. The MUSD 473 Facility bears an interest rate of daily non-cumulative compounded SOFR plus a margin and is payable in quarterly instalments with a balloon at maturity. The first drawdown was made on September 30, 2019 and therefore the facility will expire on September 30, 2026.

On May 27, 2025, the 2019 RCF was partially reduced to $21.82 million due to the release of certain vessels from the security package and Hafnia Tankers Shipholding Singapore Pte. Ltd. was released as a borrower under the MUSD 473 Facility.

As at December 31, 2025, the outstanding amount under the MUSD 473 Facility was $49.90 million consisting of $49.90 million from the 2019 Term Loan while the 2019 RCF has remained undrawn.

MUSD 374 Facility

On March 22, 2021, our wholly-owned subsidiary Hafnia SG Pte. Ltd. entered into a $374 million senior secured term loan and revolving credit facility (the “MUSD 374 Facility”) with a syndicate comprising ABN Amro, BNP Paribas, DBS Bank, ING Bank, IYO Bank, Oversea-Chinese Banking Corporation, Skandinaviska Enskilda Banken AB, Société Générale, Standard Chartered Bank and United Overseas Bank with Standard Chartered Bank as facility coordinator and agent. The MUSD 374 Facility has a term of seven years and consists of a $274 million term loan facility (the “2021 Term Loan”) and a $100 million amortising revolving credit facility (the “2021 RCF”). The MUSD 374 Facility was set up through the refinancing of two existing debt facilities.

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

On June 30, 2025 the MUSD 374 Facility was terminated. No outstanding amount was due as the term loan was fully repaid in 2023 and the revolving credit facility remained undrawn at the time of termination.

MUSD 303 Facility

On August 30, 2023, our wholly-owned subsidiary Hafnia SG Pte. Ltd. entered into a $303 million reducing revolving credit facility (the “MUSD 303 Facility”) with a syndicate of banks including BNP Paribas, Citibank, Danske Bank, DBS Bank, IYO Bank, Nordea Bank, Oversea-Chinese Banking Corporation and Standard Chartered Bank with BNP Paribas as facility coordinator and Nordea Bank as facility agent. The MUSD 303 Facility was setup for the purpose of refinancing existing debt and new vessel acquisitions. The MUSD 303 Facility will mature on February 28, 2029.

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

As at December 31, 2025, the MUSD 303 Facility was undrawn.

MUSD 216 Facility

On January 10, 2019, our wholly-owned subsidiary Hafnia SG Pte. Ltd. entered into a $216 million senior secured term loan facility (the “MUSD 216 Facility”) with a syndicate of banks including Nordea, BNP, OCBC, Société Générale, Standard Chartered Bank and United Overseas Bank, for the purpose of financing six LR2 newbuilds. The MUSD 216 Facility has a term of seven years from the drawdown date for the Tranche A Facility and five years from the drawdown date for the Tranche B Facility. As at December 31, 2019, all six LR2 newbuilds have been delivered with the Tranche A Facility fully drawn down. The Tranche B Facility was partially cancelled in September 2019 with the remaining tranche being fully drawn in February 2020. The Tranche B Facility has been fully repaid as at March 31, 2023.

On March 18, 2022, we (through our subsidiary Hafnia SG Pte. Ltd.) successfully upsized the MUSD 216 Facility with a new two-year tenor revolving credit facility tranche of $70 million (“Tranche C”). The tranche is non-amortising. Two lenders from the existing facility participated in Tranche C. Tranche C was cancelled as at November 14, 2023.

The MUSD 216 Facility Tranche A and B bear an interest rate of daily non-cumulative compounded SOFR plus a margin and is payable in quarterly instalments with a balloon at maturity. The MUSD 216 Facility Tranche C bears an interest rate of daily non-cumulative compounded SOFR plus a margin until maturity or cancellation.

On July 21, 2025 the MUSD 216 Facility was terminated with the outstanding amount under Tranche A of $124.95 million being fully repaid.

MUSD 175 Facility – Citi

On January 20, 2023, our wholly-owned subsidiary Hafnia Pools Pte. Ltd. entered into an uncommitted $175 million borrowing base facility (the “MUSD 175 Facility – Citi”) with Citibank N.A. to finance its receivables – freight, demurrage and freight-in-transit for the LR2 and LR1 pools. The MUSD 175 Facility – Citi has a tenor of six months and is renewable every six months. The undrawn portion of the facility remains uncommitted until drawn. This means that the lender does not have a legal obligation to provide loans under the facility but that the terms and conditions of the facility will apply if the facility is drawn. The drawn debt is used to provide back-to-back working capital loans to pool participants in the LR2 and LR1 pools subject to receipt of eligible transaction security.

The MUSD 175 Facility – Citi bears an interest rate of 1 month term SOFR plus a margin.

As at December 31, 2025, the outstanding amount under the MUSD 175 Facility – Citi was $47.50 million.

MUSD 175 Facility – UOB

On February 24, 2023, our wholly-owned subsidiary Hafnia Pools Pte. Ltd. entered into an uncommitted $175 million borrowing base facility (the “MUSD 175 Facility – UOB”) with United Overseas Bank Limited to finance its receivables – freight, demurrage and freight-in-transit for the MR and Handy pools. The MUSD 175 Facility – UOB has a tenor of six months and is renewable every six months. The undrawn portion of the facility remains uncommitted until drawn. This means that the lender does not have a legal obligation to provide loans under the facility but that the terms and conditions of the facility will apply if the facility is drawn. The drawn debt is used to provide back-to-back working capital loans to pool participants in the MR and Handy pools subject to receipt of eligible transaction security. The facility contains an accordion clause that can increase the facility by up to $75 million upon exercise. As at December 31, 2025, this option has not been exercised.

The MUSD 175 Facility – UOB bears an interest rate of 1 month term SOFR plus a margin.

As at December 31, 2025, the outstanding amount under the MUSD 175 Facility – UOB was $57.00 million.

MUSD 175 Facility – DBS, E.Sun

 On December 10, 2025, our wholly-owned subsidiary Hafnia SG Pte. Ltd. entered into a $175 million reducing revolving credit facility (the “MUSD 175 Facility – DBS, E.Sun”) with DBS Bank and E.Sun Bank with DBS Bank as facility agent. The MUSD 175 Facility – DBS, E.Sun was set up with the purpose of refinancing certain existing sale and leaseback arrangements and for general corporate purposes with a security package of 9 Chemical MR and Chemical Handy vessels. The MUSD 175 Facility – DBS, E.Sun will mature on December 18, 2032.

The MUSD 175 Facility – DBS, E.Sun bears an interest rate of 3 month term SOFR plus a margin.

As at December 31, 2025, the outstanding amount under the MUSD175 Facility- DBS,E.Sun was $160.00 million.

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

As at December 31, 2025, the outstanding amount under the term loan under the MUSD 84 Facility – DSF was $71.05 million.

MUSD 84 Facility – SEB

On December 17, 2021, our wholly-owned subsidiary Hafnia SG Pte. Ltd. entered into an $84 million senior secured loan facility (the “MUSD 84 Facility – SEB”) with Skandinaviska Enskilda Banken AB to refinance four of its existing MR vessels under a MUSD 266 facility. The MUSD 84 Facility – SEB has been fully drawn down. The facility consists of a term loan tranche of $69 million and a revolving credit facility tranche with a $16 million commitment. The term loan and revolving credit facility tranches have five- and two-year tenors, respectively.

The MUSD 84 Facility – SEB term loan tranche bears an interest rate of daily non-cumulative compounded SOFR plus a margin and is payable in quarterly instalments with a balloon payment at maturity. The MUSD 84 Facility – SEB revolving credit facility tranche bore interest at a daily, non-cumulative, compounded SOFR rate plus a margin.

On July 21, 2025, the MUSD 84 Facility – SEB was terminated with the outstanding amount of $45.18 million being fully repaid.

MUSD 50 FFA Margin Facility

On August 18, 2023, our wholly-owned subsidiary Hafnia Pools Pte. Ltd. entered into a $50 million uncommitted FFA margin facility (the “MUSD 50 FFA Margin Facility”) agreement with DBS Bank for the purpose of facilitating FFA trading and funding of the margins.

The MUSD 50 FFA Margin Facility bears an interest rate of daily SOFR plus a margin.

As at December 31, 2025, the outstanding amount under the MUSD 50 FFA Margin Facility was $2.17 million.

MUSD 40 Facility

On July 18, 2023, our wholly-owned subsidiary Hafnia SG Pte. Ltd. entered into a $40 million senior secured loan facility (the “MUSD 40 Facility”) with NTT Leasing to refinance two of its existing Handy vessels from a sale and lease-back arrangement with AVIC. The MUSD 40 Facility has been fully drawn down. The MUSD 40 Facility has a tenor of five and a half years and will mature on January 26, 2029.

The MUSD 40 Facility bears an interest rate of 3 month term SOFR plus a margin and is payable in quarterly instalments with a balloon at maturity.

As at December 31, 2025, the outstanding amount under the MUSD 40 Facility was $33.01 million.

MUSD 39 Facility

On January 8, 2019, our wholly-owned subsidiary, Hafnia SG Pte. Ltd. entered into a $30 million unsecured term loan (the “MUSD 30 Facility”) with Skandinaviska Enskilda Banken AB for general working capital. The MUSD 30 Facility had a one-year term, with a final maturity date of December 31, 2019. In January 2020, we extended the MUSD 30 Facility by 15 months, with the revised maturity date being in April 2021.

On November 17, 2020, this facility was refinanced, amended, and restated to a $39 million term loan and revolving credit facility (the “MUSD 39 Facility”), with a revised tenor of five years and a maturity date in November 2025. The term loan tranche amounts to $30 million while the revolving credit facility commitment amounts to $10 million.

The MUSD 39 Facility bears interest at a daily non-cumulative, compounded SOFR rate plus a margin, and is payable in quarterly instalments with a balloon at maturity.

The MUSD 39 Facility has been terminated upon maturity and fully repaid on November 24, 2025.

Financial covenants – Hafnia Credit Facilities

The Hafnia Credit Facilities contain certain financial covenants that the relevant borrower must comply with. As at the date of this Annual Report, we are in compliance with all financial covenants under Hafnia Credit Facilities. See below a description of the financial covenants in the Hafnia Credit Facilities.

Minimum Security Value

For the MUSD 715, 473, 303, 175 – DBS, E.Sun, 84 – DSF, and 40 Facilities, the minimum security value covenant requires that the fair market value of the security vessels equates to or is higher than 125% of the outstanding loan amount and, if applicable, the undrawn RCF, with respect to each loan (to be measured on a semi-annual basis in June 30 and December 31 of each year).

The aggregate fair market value of the security vessels with respect to each loan facility as at December 31, 2025 is as set out in the table below.

Loan facility	Aggregate fair market value (December 31, 2025)
MUSD 715 Facility	196.9% of the outstanding loan amount and undrawn RCF
MUSD 473 Facility	431.7% of the outstanding loan amount and undrawn RCF
MUSD 303 Facility	207.4% of the outstanding loan amount and undrawn RCF
MUSD 175 Facility – DBS, E.Sun	174.4% of the outstanding loan amount and undrawn RCF
MUSD 84 Facility – DSF	194.4% of the outstanding loan amount
MUSD 40 Facility	194.7% of the outstanding loan amount

For the MUSD 715 Facility, MUSD 473 Facility, MUSD 303 Facility, MUSD 175 Facility – Citi, MUSD 175 Facility – UOB, MUSD 175 Facility – DBS, E.Sun, MUSD 84 Facility – DSF, MUSD 50 FFA Margin Facility, MUSD 40 Facility, we (as a group) as a guarantor are required to comply with the following financial covenants:

•	we must ensure that our adjusted equity ratio is equal to or higher than 25%;

•	we must ensure that our adjusted equity is equal to or more than $350 million; and

•	we must ensure that our cash and cash equivalents under the facilities are at all times more than $60 million, of which $30 million may consist of credit lines.

For the MUSD 50 FFA Margin Facility, there is an additional covenant that the fair market value of vessels less total secured borrowing to total unsecured borrowing ratio not to be less than 2.

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

As at December 31, 2025, our adjusted equity ratio was 69.0%, our adjusted equity was $3,306.10 million and the cash and cash equivalents and the available credit line were $427.86 million.

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

Credit facility	Mortgage over vessel(s)	Assignment of earnings, insurances, and long-term charters	Account pledge(s)	Pledge(s) of equity interests	Guarantee
MUSD 715 Facility	Yes	Yes	—	—	Yes
MUSD 473 Facility	Yes	Yes	—	Yes	Yes
MUSD 303 Facility	Yes	Yes	—	—	Yes
MUSD 175 Facility – Citi	—	—	Yes	—	Yes
MUSD 175 Facility – UOB	—	—	Yes	—	Yes
MUSD 175 Facility – DBS, E.Sun	Yes	Yes	—	—	Yes
MUSD 84 Facility – DSF	Yes	Yes	—	—	Yes
MUSD 50 FFA Margin Facility	—	—	Yes	—	Yes
MUSD 40 Facility	Yes	Yes	—	—	Yes

We, Hafnia Limited, have provided a parent guarantee under all Hafnia Credit Facilities in place as at the date of this Annual Report.

Please find below an overview of the vessels with a first priority mortgage under the Hafnia Credit Facilities as at the date of this Annual Report. In each case where a vessel has been collateralised, the mortgage is supplemented by an assignment of earnings, insurance, and long-term charters (charters exceeding 36 months).

Credit facility	Collateralised vessels
MUSD 715 Facility
Hafnia Bering, Hafnia Bobcat, Hafnia Despina, Hafnia Eagle, Hafnia Egret, Hafnia Excellence, Hafnia Excelsior, Hafnia Executive, Hafnia Express, Hafnia Falcon, Hafnia Galatea, Hafnia Hawk, Hafnia Kallang, Hafnia Kestrel, Hafnia Larissa, Hafnia Magellan, Hafnia Malacca, Hafnia Merlin, Hafnia Myna, Hafnia Neso, Hafnia Osprey, Hafnia Prestige, Hafnia Pride, Hafnia Providence, Hafnia Shannon, Hafnia Soya, Hafnia Sunda, Hafnia Tagus, Hafnia Thalassa, Hafnia Torres, Hafnia Triton, Hafnia Yarra

MUSD 473 Facility	Hafnia Ane, Hafnia Crux, Hafnia Daisy, Hafnia Henriette, Hafnia Kirsten, Hafnia Lene, Hafnia Leo, Hafnia Lise, Hafnia Lotte, Hafnia Mikala
MUSD 303 Facility
Hafnia Almandine, Hafnia Amber, Hafnia Amethyst, Hafnia Ametrine, Hafnia Amazonite, Hafnia Adamite, Hafnia Turquoise, Hafnia Atlantic, Hafnia Pacific, Hafnia Achroite, Hafnia Alabaster, Hafnia Aragonite, Hafnia Viridian, Hafnia Violette, Hafnia Valentino

MUSD 175 Facility	Hafnia Amessi, Hafnia Aquamarine, Hafnia Aronaldo, Hafnia Axinite, Hafnia Azotic, Hafnia Azurite, Hafnia Tanzanite, Hafnia Topaz, Hafnia Tourmaline
MUSD 84 Facility – DSF	Hafnia Petrel, Hafnia Raven, Hafnia Swift, BW Wren
MUSD 40 Facility	Hafnia Andesine, Hafnia Aventurine

Please find below an overview of the Hafnia Credit Facilities as at the date of this Annual Report which have an account pledge of the borrower for the specific credit facility and additional description of the account pledges.

Credit facility	Account Pledge of Borrower
MUSD 175 Facility – UOB	Hafnia Pools Pte. Ltd. has provided four account pledges with floating charges to UOB for two operating and two collections accounts on behalf of the Handy and MR pools.
MUSD 175 Facility – Citi	Hafnia Pools Pte. Ltd. has provided two account pledges with floating charges to Citi for two collection accounts on behalf of the LR1 and LR2 pools.
MUSD 50 FFA Facility	Hafnia Pools Pte. Ltd. has provided two account pledges with floating charges to DBS for one current account and one term deposit account as cash collateral.

In one of the Hafnia Credit Facilities, a pledge has been granted over the equity interest of the vessel owning subsidiaries:

Credit facility	Pledge of equity interest of vessel owning subsidiary
MUSD 473 Facility	Pledges have been granted over the shares in Hafnia Tankers Shipholding Alpha Pte. Ltd. and Hafnia Tankers Singapore Sub-Holding Pte. Ltd.

Joint Venture Credit Facilities

As at December 31, 2025, the outstanding liability under the facilities in our joint ventures was $411.1 million and our interest herein was $205.6 million through our 50% ownership of each of the joint ventures.

The table below gives an overview of the joint ventures’ credit facilities as at December 31, 2025 and December 31, 2024:

Credit Facility	Maturity Date	Total outstanding debt as at December 31, 2025(1)	Total outstanding debt as at December 31, 2024(1)
In thousands of U.S. dollars
Crédit Agricole Financing Ecomar Joint Venture	15-year charter period from respective deliveries (last delivery on January 27, 2026)	$127,997	$12,906
MUSD 111 Facility Vista Joint Venture	Twelve years after drawdown (last tranche on September 30, 2032)	67,988	75,388
MUSD 90 Facility Vista Joint Venture	Ten years after drawdown (last tranche on May 22, 2033)	75,765	81,035
MUSD 89 Facility Vista Joint Venture	Seven years after drawdown (last tranche on February 28, 2024)	78,667	83,583
MUSD 52 Facility Vista Joint Venture	Twelve years after drawdown (last tranche on July 21, 2031)	27,217	30,670
MUSD 23 Facility Andromeda Joint Venture	Seven years after drawdown (last tranche on December 29, 2028)	17,640	19,110
MUSD 22 Facility Andromeda Joint Venture	July 27, 2026	15,838	17,312
Total debt under the Joint Venture Credit Facilities		$411,112	$320,004
50% of total debt (corresponding to our interest in the debt under the Joint Venture Credit Facilities)		$205,556	$160,002

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

Crédit Agricole Financing

On September 20, 2024, Ecomar Alpha SAS, Ecomar Bravo SAS, Ecomar Charlie SAS and Ecomar Delta SAS (all of which are part of our Ecomar Joint Venture) entered into French tax lease arrangements for four methanol dual-fuel MR vessels under construction with GSI with Crédit Agricole as the lease arranger (the “Crédit Agricole Financing”). The first three vessels were delivered in 2025 and the fourth vessel was delivered on January 27, 2026. Under the Crédit Agricole Financing, the vessels will be sold to and delivered to special purpose vehicles owned by Crédit Agricole upon delivery from the shipyard and thereafter enter into 15-year bareboat charters with each of Ecomar Alpha SAS, Ecomar Bravo SAS, Ecomar Charlie SAS and Ecomar Delta SAS, commencing upon their respective deliveries. Crédit Agricole, SEB and ABN Amro as lenders will provide loans to the special purpose vehicles to finance the acquisition of the vessels. The Ecomar Joint Venture companies will pay charterhire under the bareboat charters to the special purpose vehicles owned by Crédit Agricole.

The financing arrangement is cross-collateralised across the four vessels.

Charterhire, which is paid semi-annually in arrears, includes a fixed repayment amount and an interest amount calculated based on the daily non-cumulative compounded SOFR plus a margin.

As at December 31, 2025, our loan outstanding for the first three delivered vessels on this facility amounted to $59.95 million (equal to 50% of the total loan outstanding of $119.91 million). As at December 31, 2025, the amount of pre-delivery funding amounted to $7.74 million.

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

As at December 31, 2025, our loan outstanding on this facility amounted to $33.99 million (equal to 50% of the total loan outstanding of $67.99 million).

MUSD 90 Facility

On December 22, 2022, Vista Shipholding VII Pte. Ltd. and Vista Shipholding VIII Pte. Ltd. (part of our Vista Joint Venture) entered into a $90 million senior secured term loan facility with Standard Chartered Bank (Singapore) Limited and Oversea-Chinese Banking Corporation Limited as lenders to finance the delivery of the first two LR2 vessels (the “MUSD 90 Facility”). The MUSD 90 Facility has been fully drawn down and matures ten years after drawdown. The MUSD 90 Facility has a sustainability margin adjustment mechanism in which it enjoys a discount on the margin of up to 0.05% if sustainability targets including emissions-related Fleet Annual Efficiency Ratio Values determined by Annual Efficiency Ratio Values and Fleet SOx Emissions Intensity targets are met for the mortgaged vessels and a premium on the margin of up to 0.05% if sustainability targets are not achieved. The MUSD 90 Facility contains a most favored nation clause applicable to certain terms including financial covenants, cross default and creditor process provisions.

The MUSD 90 Facility bears an interest rate of 3 month Term SOFR plus a margin and is payable in quarterly instalments with a balloon at maturity.

As at December 31, 2025, our loan outstanding on this facility amounted to $37.88 million (equal to 50% of the total loan outstanding of $75.76 million).

MUSD 89 Facility

On October 13, 2023, Vista Shipholding IX Pte. Ltd. and Vista Shipholding X Pte. Ltd. (part of our Vista Joint Venture) entered into a $89 million senior secured term loan facility with Oversea-Chinese Banking Corporation Limited and Bank of China (Hong Kong) Limited as lenders to finance the delivery of two LR2 vessels (the “MUSD 89 Facility”). The MUSD 89 Facility has been drawn in two tranches; the first on October 31, 2023 and the second tranche on February 28, 2024. The MUSD 89 Facility will mature seven years after drawdown. The MUSD 89 Facility has a sustainability margin adjustment mechanism in which it enjoys a discount on the margin of up to 0.05% if sustainability targets including a Fleet Annual Efficiency Ratio determined by Annual Efficiency Ratio Values are met and a premium on the margin of up to 0.05% if sustainability targets are not achieved. The MUSD 89 Facility contains a most favored nation clause applicable to certain terms including financial covenants, cross default and creditor process provisions.

The MUSD 89 Facility bears an interest rate of 3 month Term SOFR plus a margin and is payable in quarterly instalments with a balloon at maturity.

As at December 31, 2025, our loan outstanding on this facility amounted to $39.33 million (equal to 50% of the total loan outstanding of $78.67 million).

MUSD 52 Facility

On July 26, 2018, Vista Shipholding I Limited and Vista Shipholding II Limited (part of our Vista Joint Venture) entered into a $52 million senior secured term loan facility with the Export-Import Bank of China to finance the delivery of two LR1 vessels (the “MUSD 52 Facility”). The facility has a maturity date falling 12 years after drawdown. In 2020, the Vista entities were redomiciled into Singapore entities (now being Vista Shipholding I Pte. Ltd. and Vista Shipholding II Pte. Ltd.).

The MUSD 52 Facility bears interest at daily SOFR plus a margin and is payable in quarterly instalments, with a balloon payment at maturity.

As at December 31, 2025, our loan outstanding on this facility amounted to $13.61 million (equal to 50% of total loan outstanding of $27.22 million).

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

The MUSD 23 Facility was fully drawn down on January 18, 2022. The MUSD 23 Facility contains a most favored nation clause applicable to certain terms including financial covenants, cross default and creditor process provisions.

The MUSD 23 Facility bears an interest rate of daily non-cumulative compounded SOFR plus a margin and is payable in quarterly instalments with a balloon at maturity.

As at December 31, 2025, our share of the bank borrowings outstanding under the facility was $8.82 million (equal to 50% of the total loan outstanding of $17.64 million).

MUSD 22 Facility

On July 22, 2021, Yellow Star Shipping Ltd. (part of our Andromeda Joint Venture) entered into a $22 million term loan facility (the “MUSD 22 Facility”) with Crédit Agricole (London) to finance the delivery of one MR vessel, Yellow Stars. The facility has a maturity date falling five years after drawdown. In 2024, Yellow Star Shipping Ltd. was redomiciled to Singapore (now being Yellow Star Shipping Pte. Ltd.).

The MUSD 22 Facility was fully drawn down on July 27, 2021. The MUSD 22 Facility contains a most favored nation clause applicable to additional financial covenants or changes to existing financial covenants.

The MUSD 22 Facility bears an interest rate of daily non-cumulative compounded SOFR plus a margin and is payable in quarterly instalments with a balloon at maturity.

As at December 31, 2025, our share of the bank borrowings outstanding under the facility was $7.92 million (equal to 50% of the total loan outstanding of $15.84 million).

Financial covenants – Joint Venture Credit Facilities

The Joint Venture Credit Facilities contain certain financial covenants that the relevant borrower must comply with. As at the date of this Annual Report, we are in compliance with all financial covenants under the Joint Venture Credit Facilities. See below a description of the financial covenants in the Joint Venture Credit Facilities.

Minimum Security Value

The Crédit Agricole Financing and the MUSD 111, 89, 88, 52, 23 and 22 Facilities contain a minimum security value covenant which require that the fair market value of the security vessels equates to or is higher than 125% (135% for the MUSD 22 Facility) of the outstanding loan amount with respect to each loan (to be measured on a semi-annual basis in June 30 and December 31 of each year).

The aggregate fair market value of the security vessels with respect to each loan facility as at December 31, 2025 is as set out in the table below.

Credit facility	Aggregate fair market value (December 31, 2025)
Crédit Agricole Financing	144.3%-706.7% of the outstanding loan amount (1)
MUSD 111 Facility	264.0% of the outstanding loan amount
MUSD 90 Facility	215.1% of the outstanding loan amount
MUSD 89 Facility	209.7% of the outstanding loan amount
MUSD 52 Facility	319.7% of the outstanding loan amount
MUSD 23 Facility	265.7% of the outstanding loan amount
MUSD 22 Facility	283.3% of the outstanding loan amount

(1)	The minimum security value covenant calculation for the Crédit Agricole Financing is calculated per vessel.

For the MUSD 111 Facility, MUSD 89 Facility, and MUSD 88 Facility, Hafnia as a guarantor is required to comply with the following financial covenants:

•	we must ensure that our adjusted equity ratio is equal to or higher than 25%;

•	we must ensure that our adjusted equity is equal to or more than $350 million; and

•	we must ensure that our cash and cash equivalents under the facilities is at all times more than $60 million, of which $30 million may consist of credit lines.

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

The financial covenants set out above will be tested as of December 31 in each year.

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

See the overview below of the security granted under the Joint Venture Credit Facilities and see the additional description below of the security granted under the Joint Venture Credit Facilities.

Credit facility	Mortgage over vessel(s)	Assignment of earnings, insurances, and long-term charters	Account pledge(s)	Pledge(s) of equity interests.	Guarantee
Crédit Agricole Financing Ecomar Joint Venture	—(1)	Yes	Yes	—	Yes
MUSD 111 Facility Vista Joint Venture	Yes	Yes	Yes	Yes	Yes
MUSD 90 Facility Vista Joint Venture	Yes	Yes	—	—	Yes
MUSD 89 Facility Vista Joint Venture	Yes	Yes	—	—	Yes
MUSD 52 Facility Vista Joint Venture	Yes	Yes	Yes	Yes	Yes
MUSD 23 Facility Andromeda Joint Venture	Yes	Yes	—	Yes	Yes
MUSD 22 Facility Andromeda Joint Venture	Yes	Yes	Yes	Yes	Yes

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

Please find below an overview of the vessels with a first priority mortgage for the specific credit facility under the Joint Venture Credit Facilities as at the date of this Annual Report. In each case where a vessel has been collateralised, the mortgage is supplemented by an assignment of earnings, insurances, and long-term charters (charters exceeding 12 months) for the relevant vessel(s):

Credit facility	Collateralised vessels
Crédit Agricole Financing	Ecomar Gascogne, Ecomar Guyenne, Ecomar Garonne, Ecomar Gironde(1)
MUSD 111 Facility	Hafnia Guangzhou, Hafnia Beijing, Hafnia Shenzhen, Hafnia Nanjing
MUSD 90 Facility	Hafnia Loire, Hafnia Languedoc
MUSD 89 Facility	Hafnia Larvik, Hafnia Lillesand
MUSD 52 Facility	Hafnia Hong Kong, Hafnia Shanghai
MUSD 23 Facility	PS Stars
MUSD 22 Facility	Yellow Stars

(1)
As noted above, the mortgages over these vessels are not provided by companies in the Ecomar Joint Venture but by the Crédit Agricole special purpose vehicle companies which are the legal owners of the vessels.

Please find below an overview of the Joint Venture Credit Facilities as at the date of this Annual Report which have an account pledge under the specific credit facility.

Credit facility	Account Pledge
Crédit Agricole Financing	Ecomar Alpha SAS, Ecomar Bravo SAS, Ecomar Charlie SAS and Ecomar Delta SAS have each provided account pledges over their respective earnings account and retention account.
MUSD 111 Facility	Vista Shipping Pte. Ltd. has provided an account pledge with a floating charge on behalf of the four vessel-owning subsidiaries.
MUSD 52 Facility	Vista Shipholding I Pte. Ltd. and Vista Shipholding II Pte. Ltd. have provided an account pledge each with floating charges.
MUSD 22 Facility	Yellow Star Shipping Pte. Ltd. has provided an account pledge over its earnings account and retention account.

Under certain of the Joint Venture Credit Facilities, the security package includes a pledge of shares in the vessel-owning entities. Please find below an overview of the facilities under the Joint Venture Credit Facilities as at the date of this Annual Report which have a pledge of the equity interests of each vessel owning subsidiary for the specific credit facility.

Credit facility	Pledge of equity interest of vessel owning subsidiary
MUSD 111 Facility	Pledges have been granted over the shares in Vista Shipholding III Pte. Ltd., Vista Shipholding IV Pte. Ltd., Vista Shipholding V Pte. Ltd., and Vista Shipholding VI Pte. Ltd.
MUSD 52 Facility	Pledges have been granted over the shares in Vista Shipholding I Pte. Ltd. and Vista Shipholding II Pte. Ltd.
MUSD 23 Facility	A pledge has been granted over the shares in Green Stars Shipping Pte. Ltd.
MUSD 22 Facility	A pledge has been granted over the shares in Yellow Star Shipping Pte. Ltd.

Please find below an overview of the Joint Venture Credit Facilities as at the date of this Annual Report where a guarantee has been provided by Hafnia Limited and the relevant joint venture partner to the lender:

Credit facility	Guarantor
Crédit Agricole Financing	We (Hafnia Limited) and Socatra have provided equal several guarantees under this financing arrangement.
MUSD 111 Facility	We (Hafnia Limited) and CSSC have provided equal several guarantees under this facility.
MUSD 90 Facility	We (Hafnia Limited) and CSSC have provided equal several guarantees under this facility.
MUSD 89 Facility	We (Hafnia Limited) and CSSC have provided equal several guarantees under this facility.
MUSD 52 Facility	We (Hafnia Limited) and CSSC have provided equal several guarantees under this facility.
MUSD 23 Facility	We (Hafnia Limited) and Andromeda Shipholdings Ltd have provided joint guarantees under this facility.
MUSD 22 Facility	We (Hafnia Limited) and Andromeda Shipholdings Ltd have provided joint guarantees under this facility.

Sale and lease-back

In addition to the above term loan and revolving credit facilities, we also finance our vessels through sale and lease-back arrangements (“SLB”) with a variety of lessors. Under an SLB, vessels are legally sold to external leasing houses and leased (bareboat chartered) back to us. These vessels are still recognised on our balance sheet, as the sale of the vessels to external leasing houses does not meet the criteria for sale as prescribed by IFRS 15 – Revenue from Contracts with Customers.

As at the date of this Annual Report, we have the following SLBs in place:

Vessel	Lessor	Delivery Date (to Lessor)	Charter Period / Expiry Date	Amount outstanding as at December 31, 2025(1),(2)	Amount outstanding as at December 31, 2024(1),(2)
In thousands of U.S. dollars
Hafnia Africa	Doun Kisen Co., Ltd.	October 26, 2017	October 2029	9,950	12,279
Hafnia Australia	Yong Sheng Shipping Pte. Ltd.	February 14, 2018	February 2030	10,917	13,012
Hafnia Ammolite	CMB Financial Leasing Co. Ltd.	March 13, 2023	10-year charter period	15,209	16,497
SLBs no longer in place(1)		No longer in place	N/A	N/A	485,108
Total debt under the SLBs:				$36,077	$526,897

(1)
The above table includes only those of our SLBs which are in place as at the date of this Annual Report. The category SLBs no longer in place thus contains the sum of outstanding amounts as at December 31, 2025 and December 31, 2024, respectively, for SLBs which are no longer in place as at the date of this Annual Report. As at December 31, 2025, there are no vessels that relate to the sale and lease-back arrangements in this category. As at December 31, 2024, the sale and lease-back arrangements in this category relate to Hafnia Excel, Hafnia Exceed, Hafnia Excellence, Hafnia Executive, Hafnia Expedite, Hafnia Experience, Hafnia Excelsior, Hafnia Express, Hafnia Precision, Hafnia Pride, Hafnia Prestige, Hafnia Providence, Hafnia Asia, Hafnia Aronaldo, Hafnia Azotic, Hafnia Aquamarine, Hafnia Amessi, Hafnia Axinite, Hafnia Azurite, Hafnia Tourmaline and Hafnia Tanzanite.

(2)
The balances set forth in the table above reflect the principal outstanding due under each SLB as at the specified date and does not reflect any unamortised deferred financing fees or any other amounts not a part of the principal outstanding amount.

All of our SLBs contain purchase options which entitle us to repurchase the vessels at a predetermined time and price in accordance with the terms set out in the relevant bareboat charter. Additionally, all SLBs with the exception of the Doun Kisen SLB contain purchase obligations according to which we are required to repurchase the vessels at a predetermined time and price. See “Item 4. Information on the Company – Our Business – Bareboat and time charter-in portfolio – Purchase options” and “Item 4. Information on the Company – Our Business – Bareboat and time charter-in portfolio – Purchase obligations” for additional information on these purchase obligations and purchase options.

All SLBs bear a floating interest comprised of applicable term SOFR and a margin except for the CMB SLB and the Doun Kisen SLB which bear a fixed interest.

Sale and lease-back arrangements

See below further description of our sale and lease-back arrangements in place as at the date of this Annual Report:

CMB | Hafnia Ammolite

In March 2023, we refinanced five Handy vessels, Hafnia Azurite, Hafnia Ammolite, Hafnia Axinite, Hafnia Amessi, and Hafnia Aquamarine, via sale and lease-back financing arrangements with CMB Financial Leasing Co. Ltd (“CMB”) (the “CMB SLBs”). The vessels were delivered to CMB in March and April 2023 and chartered back to us on 10-year bareboat charters. The CMB SLBs are cross-collateralised across the five vessels in the event of cross-default of any of the vessels.

Charterhire, which is paid quarterly in arrears, includes a fixed repayment and interest amount.

Subsequently, Hafnia Azurite, Hafnia Axinite, Hafnia Amessi and Hafnia Aquamarine have been refinanced under Hafnia Credit Facilities. Therefore, the CMB SLB now only applies to Hafnia Ammolite.

As at December 31, 2025, the outstanding payments under these CMB SLBs were $15.21 million..

Doun Kisen Co., Ltd. | Hafnia Africa

On October 26, 2017, we entered into an SLB with Doun Kisen Co., Ltd. for the sale and lease-back of the vessel Hafnia Africa (the “Doun Kisen SLB”). The Doun Kisen SLB will expire in October 2029.

Charterhire, which is paid monthly in advance, includes a fixed repayment amount per vessel of approximately USD 0.25m per month.

As at December 31, 2025, outstanding payments under the Doun Kisen SLB were $9.95 million.

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

As at December 31, 2025, outstanding payments under the Yong Sheng SLB were $10.92 million.

Financial covenants – SLBs

Our SLBs contain certain financial covenants that the relevant borrower must comply with. As at the date of this Annual Report, we are in compliance with all financial covenants under our SLBs.

See below a description of the financial covenants in the SLBs that we (as a group) are required to comply with:

•	we must ensure that our adjusted equity ratio is equal to or higher than 25%;

•	we must ensure that our adjusted equity is equal to or more than $350 million; and

•	we must ensure that our cash and cash equivalents under the facilities are at all times more than $60 million, of which $30 million may consist of credit lines.

Under the SLBs, the financial covenants set out above will be tested for each SLB as at June 30 and December 31 of each year.

Adjusted equity ratio is adjusted equity expressed as a percentage of the sum of liabilities and adjusted equity. Adjusted equity is the total shareholders’ equity as presented in our consolidated financial statements after adjusting the vessels’ values to their fair market values. Cash and cash equivalents are as presented in our consolidated financial statements.

As at December 31, 2025, our adjusted equity ratio was 69.0%, our adjusted equity was $3,306.10 million and the cash and cash equivalents and the available credit line were $427.86 million.

Security – SLBs

Our SLBs may be secured by the following items:

•	a first priority assignment of earnings, insurances, and long-term charters from the bareboat chartered vessels to the lessors for the specific SLB; and

•	a parent guarantee where the SLB is not entered into at the level of the parent company.

See the overview below of the security granted under the SLBs as at the date of this Annual Report and see additional description below of the security granted under the SLBs.

SLB	Assignment of earnings, insurances, and long-term charters	Account pledge(s)	Parent Guarantee
CMB SLB	Yes	—	Yes
Doun Kisen SLB	Yes	—	Yes
Yong Sheng SLB	Yes	—	Yes

See the below overview of the SLBs as at the date of this Annual Report which have a first priority assignment of earnings, insurances, and long-term charters from the bareboat chartered vessels to the lessors for the specific facility.

SLB	First priority assignment of earnings, insurances, and long-term charters from bareboat chartered vessels
CMB SLB	Hafnia Ammolite
Doun Kisen SLB	Hafnia Africa
Yong Sheng SLB	Hafnia Australia

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

We have issued financial guarantees to certain banks in respect of the Hafnia Credit Facilities and SLBs granted to our wholly-owned subsidiaries. These bank borrowings and outstanding payments under SLBs amount to $1,093.7 million as at December 31, 2025 (December 31, 2024: $1,105.3 million). Corporate guarantees given will become due and payable on demand if an event of default occurs.

Ecomar Joint Venture

We and Socatra have issued first demand financial guarantees to certain banks in respect of credit facilities granted to the Ecomar Joint Venture (Ecomar Alpha SAS, Ecomar Bravo SAS, Ecomar Charlie SAS and Ecomar Delta SAS). Financial borrowings provided to the Ecomar Joint Venture through the Crédit Agricole Financing amounted to $128.0 million as at December 31, 2025. (December 31, 2024: $12.9 million). The first demand financial guarantees will become due and payable on demand if an event of default occurs. In addition, the Ecomar Joint Venture (Ecomar Shipholding SAS) has provided an additional first demand guarantee in respect of the credit facilities granted to the four Ecomar subsidiaries. During the year ended December 31, 2025, the largest potential liability in respect of these financial guarantees was $76.8 million (including interest and fees).

Vista Joint Venture

We and CSSC have issued several financial guarantees to certain banks in respect of credit facilities granted to our Vista Joint Venture. Bank borrowings provided to the Vista Joint Venture amounted to $249.6 million as at December 31, 2025 (December 31, 2024: $270.7 million). Corporate guarantees given will become due and payable on demand if an event of default occurs. During the year ended December 31, 2025, the largest potential liability in respect of these financial guarantees was $124.8 million (excluding interest and fees).

Andromeda Joint Venture

We and Andromeda Shipholdings have issued a joint financial guarantee to certain banks in respect of credit facilities granted to our Andromeda Joint Venture. Bank borrowings provided to the Andromeda Joint Venture amounted to $33.5 million as at December 31, 2025 (December 31, 2024: $36.4 million). Corporate guarantees given will become due and payable on demand if an event of default occurs. During the year ended December 31, 2025, the largest potential liability in respect of this guarantee was $33.5 million (excluding interest and fees).

Loans Receivable

We and/or one of our subsidiaries have provided loans to certain of our joint ventures and to our commercial pools.

Loans provided to joint ventures

As at December 31, 2025, we have provided $17.3 million (December 31, 2024: $33.6 million) as shareholder loans to our Vista Joint Venture that remain outstanding. The loans receivable from the Vista Joint Venture are unsecured, bear interest at 5% fixed per annum. As we do not expect the Vista Joint Venture to settle the loans within the next 12 months, the loans receivable are classified as “non-current” receivables. During the year ended December 31, 2025, the largest amount outstanding in respect of the loans provided to the Vista Joint Venture was $33.6 million (excluding interest and fees).

As at December 31, 2025, we have provided $32.6 million (December 31, 2024: $28.7 million) as shareholder loans to our Ecomar Joint Venture. loans receivable from the Ecomar Joint Venture are unsecured, bear interest at a rate from time to time corresponding to the maximum deductible rate acceptable by French tax authorities as published every quarter. As we do not expect the Ecomar Joint Venture to settle the loans within the next 12 months, the loans receivable are classified as “non-current” receivables. During the year ended December 31, 2025, the largest amount outstanding in respect of the loans provided to the Ecomar Joint Venture was $32.6 million (excluding interest and fees).

As at December 31, 2025, we have provided $5.3 million (December 31, 2024: $6.3 million) as shareholder loans to our Andromeda Joint Venture that remain outstanding. The loans receivable from the Andromeda Joint Venture are unsecured, bear no interest. In our consolidated financial statements, we account for these shareholder loans as equity investments rather than shareholder loans. During the year ended December 31, 2025, the largest amount outstanding in respect of the loans provided to the Andromeda Joint Venture was $6.3 million.

As of December 31, 2025, we have provided $7.1 million (December 31, 2024: N/A) as convertible shareholder loans to our Complexio Joint Venture that remain outstanding. The loans receivable from the Complexio Joint Venture are unsecured, bear interest at 3% fixed per annum and have a maturity of March 18, 2027. We have the option to convert the loans receivable and any unpaid interest into equity upon maturity. As we do not expect the Complexio Joint Venture to settle the loans within the next 12 months, the loans receivable are classified as “non-current” receivables. During the year ended December 31, 2025, the largest amount outstanding on the loans provided to the Complexio Joint Venture was $7.1 million.

Loans provided to the Pools

In 2022, we provided additional financing to the Pools of $15.0 million. We have been fully repaid under this financing arrangement in April 2023.

From time to time, we may provide working capital loans to participants in the Pools. These loans are provided with funds drawn under our MUSD 175 Facility – UOB or our MUSD 175 Facility – Citi. As stated in “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Financing Arrangements – Hafnia Credit Facilities” above, the total amount drawn under these two facilities as at December 31, 2025, was $57.0 million and $47.5 million, respectively.

Capital Expenditures

We make capital expenditures from time to time in connection with drydocking activities and maintenance in the ordinary course and in order to comply with environmental and other governmental regulations and in connection with our vessel acquisitions. As of the date of this Annual Report, we have entered, and we may in the future enter, into contracts to acquire newbuilds. We may in the future enter into resale contracts or contracts to acquire second-hand vessels.

We have purchase options and purchase obligations under certain of our time charter-in and bareboat charter-in agreements – see “Item 4. Information on the Company – B. Business Overview” for additional information on these purchase options and purchase obligations. In the future, we will have to make capital expenditures in relation to purchase obligations and may elect to use our purchase options, which will also require capital expenditures.

The table below presents our capital expenditures for the years ended December 31, 2025, 2024 and 2023. The table does not include capital expenditures in our joint ventures, nor does it include non-cash transactions.

Capital Expenditures ($ million)	2025	2024	2023
Vessels	$52.2	$10.8	$153.1
Drydocking and scrubbers(2)	91.3	36.2	25.8
Ballast Water Treatment System(1)	1.9	1.7	5.4
Others	0.4	0.1	0.1
Purchase of property, plant and equipment	$145.8	$48.8	$184.4

(1)	In our consolidated financial statements for the years ended December 31, 2025, 2024 and 2023, this amount related to ballast water treatment systems is considered included under “Vessels”.
(2)	This does not include any capital expenditure incurred on TC Vessels. We may from time to time incur minor capital expenditures relating to TC Vessels.

See below detailed description of these capital expenditures.

Vessel acquisition, construction and divestment

Vessel acquisitions

For the period from January 1, 2026 until the date of this Annual Report, we acquired no new vessels (excluding vessels acquired pursuant to purchase options in our sale and lease-back arrangements) and took delivery of one newbuild vessel in our Ecomar Joint Venture.

In 2025, we acquired no new vessels (excluding vessels acquired pursuant to purchase options in our sale and lease-back arrangements) and we took delivery of three new vessels in our Ecomar Joint Venture. In 2024, we acquired no new vessels (excluding vessels acquired pursuant to purchase options in our sale and lease-back arrangements) and we took delivery of one new vessel in our Vista Joint Venture. In 2023, we acquired four new vessels. Additionally, we took delivery of three newbuild vessels in our Vista Joint Venture. In 2022, we acquired 44 vessels, primarily through the acquisition of 12 product tankers from Scorpio and our acquisition of Chemical Tankers Inc. as further described in “Item 4. Information on the Company – A. History and Development of the Company”. Additionally, our Andromeda Joint Venture took delivery of a newbuild vessel, PS Stars, in 2022.

The table below lists the vessels acquired by us and our joint ventures in 2025, 2024 and 2023 as well as in 2026 up to the date of this Annual Report. Please note that the list does not include vessel acquisitions as a result of the exercise of purchase options in sale and lease-back arrangements.

Vessel	Vessel Type	Constructed/Acquired	During the year ended December 31, 20__
Ecomar Gironde (1)	MR	Constructed	26
Ecomar Garonne (1)	MR	Constructed	25
Ecomar Guyenne (1)	MR	Constructed	25
Ecomar Gascogne (1)	MR	Constructed	25
Hafnia Lillesand(2)	LR2	Constructed	24
Hafnia Larvik(2)	LR2	Constructed	23
Hafnia Loire(2)	LR2	Constructed	23
Hafnia Languedoc(2)	LR2	Constructed	23
Hafnia Valentino	MR	Acquired	23
Hafnia Atlantic	MR	Acquired	23
Hafnia Pacific	MR	Acquired	23
Hafnia Pioneer	LR1	Acquired	23

(1)	Owned through our Ecomar Joint Venture
(2)	Owned through our Vista Joint Venture.

Vessel construction

As of this Annual Report, we had eight MR newbuilds on order at Hyundai Heavy Industries, with deliveries expected between the third quarter of 2028 and the second quarter of 2029.

As at December 31, 2025, our Ecomar Joint Venture had one newbuild on order.

Vessel	Vessel Type	Expected delivery during the year ended December 31, 20__	Shipyard
Ecomar Gironde(1)(2)	MR	26	GSI

(1)	Owned through our Ecomar Joint Venture.
(2)	This vessel was delivered to our Ecomar Joint Venture in January 2026.

Vessel divestments

In 2025, we divested 4 vessels. In 2024, we divested two vessels. In 2023, we divested six vessels. For additional descriptions of the development of our fleet, see “Item 4. Information on the Company – Business Overview”.

Vessel Modification and Upgrades

From time to time, we have to make capital expenditures in order to modify and upgrade our Hafnia Vessels, including in order to comply with applicable environmental rules and regulations. Ongoing costs for compliance with environmental regulations and society classification survey costs are a component of our vessel operating expenses.

It is likely that we will incur additional costs in the future to ensure our Hafnia Vessels comply with applicable regulations. We are not currently aware of any regulatory changes or environmental liabilities that we anticipate will necessitate significant vessel modifications or vessel upgrades which will have a material impact on our results of operations or financial condition.

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

During the years ended December 31, 2025, 2024, and 2023, we commenced and completed the following drydocks, as described below:

	2025	2024	2023
Number of vessels	45	25	17
- Drydocks completed during the year	43	21	14
- Drydocks in-progress as at end of the year	2	4	3
Cost (thousands of U.S. dollars)	$91,278	$36,229	$25,831
Off-hire days related to drydocks	2,001	617	436

For the Hafnia Vessels we had in operation as at December 31, 2025, we foresee the following drydocks and related costs for the period through December 31, 2029:

	For the Years Ending December 31,
	2026	2027	2028	2029
Number of vessels	25	9	12	16
Expected cost (thousands of U.S. dollars)	$60,933	$17,369	$27,400	$34,750

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

The following table summarises ballast water treatment systems activity for the years ended December 31, 2025, 2024 and 2023:

	2025	2024	2023
Number of vessels(1)	5	6	6
Cost (thousands of U.S. dollars)(2)	$1,884	$1,684	$5,379

(1)	The number of vessels is the number of Hafnia Vessels where the installation of BWTS was completed in the year ended December 31, 2025, 2024 and 2023, respectively.
(2)
The costs relating to the installation of BWTS is split over several years. The numbers included in the table above are the costs that according to our accounting policies are attributable to each year, not the costs relating to the installations listed under “Number of vessels”.

Exhaust Gas Cleaning Systems (Scrubbers)

In the years ended December 31, 2025, 2024, and 2023, we have not installed any scrubbers on our Hafnia Vessels. We do not currently have any plans for further installation of scrubbers on the Hafnia Vessels. We may in the future be required to make capital expenditures relating to scrubbers, if we purchase second-hand vessels that do not have the necessary equipment or if changing regulations or changing circumstances require us to replace or update the scrubbers installed on our Hafnia Vessels.

Projects and upgrades

In addition to upgrades required pursuant to new regulations and repairs and modifications performed during our normal drydocks, we aim to continuously make environmental upgrades to our Hafnia Vessels to increase their energy efficiency, decrease emissions and improve their environmental impact. Additionally, we make upgrades and modifications to our Hafnia Vessels to extend their commercial lives. Such upgrades are ordinarily scheduled for a vessel’s third special survey, which is performed in its 15th year.

During the years ended December 31, 2025, 2024, and 2023, the costs of our projects and upgrades (which were not attributable to ordinary drydocks, other vessel surveys, or installation of ballast water treatment systems) were:

	2025	2024	2023
Cost (thousands of U.S. dollars)	$52,179	$10,830	$9,206

For the Hafnia Vessels we had in operation as at December 31, 2025, we have budgeted for the following projects and upgrades in addition to our planned drydocks for the period through December 31, 2028:

	For the Years Ending December 31,
	2026	2027	2028	2029
Expected cost (thousands of U.S. dollars)	$33,324	$4,235	$4,465	$4,795

Dividends

In September 2025, April 2024 and November 2022, we updated our dividend policy. See “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Dividend Policy” for additional information on our dividend policy. The declaration and payment of dividends is subject to the discretion of our Board of Directors.

Our Fleet – Illustrative comparison of the excess of carrying amounts over the estimated charter-free market value of certain Hafnia Vessels.

During the past few years, the market values of vessels have experienced particular volatility and as a result, the charter-free market value, or basic market value, of all vessels is well above the carrying amounts of those vessels.

The table set forth below indicates the carrying amount of each of our Hafnia Vessels as at December 31, 2025 and December 31, 2024 and the aggregate difference between the carrying amount and the market value represented by such vessels (see footnotes to the table set forth below). This aggregate difference represents the approximate analysis of the amount by which we believe we would record a gain if we sold those vessels, in the current environment, on industry standard terms, in cash transactions and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy. For purposes of this calculation, we have assumed (i) that the vessels would be sold at a price that reflects our estimate of their basic market values and (ii) for vessels that are under lease financing arrangements, the carrying value of the vessel at the date indicated would be the price at which we would purchase those vessels back from the lessor. We have not included in the table below those of our vessels that are accounted for as right of use assets under IFRS 16 – Leases or any of our JV Vessels.

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

As we obtain information from various industries and other sources, our estimates of basic market value are inherently uncertain. In addition, vessel values and revenues are highly volatile; as such, our estimates may not be indicative of the current or future basic market value of our Hafnia Vessels or prices that we could achieve if we were to sell them.

	Carrying value as at,
Vessel Name	Year Built	December 31, 2025		December 31, 2024
Hafnia Kestrel	2015	24,882,752		$24,536,955
Hafnia Merlin	2015	25,319,630		24,721,919
BW Wren	2016	25,493,791		26,605,778
Hafnia Achroite	2016	25,131,359		23,840,883
Hafnia Adamite	2015	23,868,436		22,403,779
Hafnia Africa	2010	18,222,055		16,589,584
Hafnia Alabaster	2015	24,032,032		22,356,320
Hafnia Almandine	2015	26,133,573		24,217,630
Hafnia Amazonite	2015	24,123,960		22,521,751
Hafnia Amber	2015	23,488,243		23,425,679
Hafnia Amessi	2015	23,704,159		22,192,692
Hafnia Amethyst	2015	23,561,968		22,151,124
Hafnia Ametrine	2015	25,563,102		22,468,247
Hafnia Ammolite	2015	23,407,782		22,177,894
Hafnia Andesine	2015	25,583,031		22,211,357
Hafnia Andrea	2015	24,928,614		24,441,942
Hafnia Andromeda	2011	N/A	(1)	16,208,641
Hafnia Ane	2015	23,997,056		23,081,850
Hafnia Aquamarine	2015	24,089,412		22,140,889
Hafnia Aragonite	2015	23,911,467		22,398,414
Hafnia Aronaldo	2015	23,380,909		22,425,322
Hafnia Asia	2010	17,903,219		16,570,635
Hafnia Atlantic	2017	38,186,301		38,898,284
Hafnia Australia	2010	17,400,271		16,684,929
Hafnia Aventurine	2015	25,509,785		22,117,702
Hafnia Axinite	2015	25,548,651		22,431,333
Hafnia Azotic	2015	25,959,513		22,449,976
Hafnia Azurite	2015	25,820,033		22,689,529
Hafnia Bering	2015	22,111,017		21,184,693
Hafnia Bobcat	2014	22,603,916		23,910,129
Hafnia Caterina	2015	24,867,761		24,643,307
Hafnia Cheetah	2014	22,070,096		23,368,240
Hafnia Cougar	2014	21,763,044		23,157,264
Hafnia Crux	2012	17,279,210		18,579,462
Hafnia Daisy	2016	24,657,182		25,998,466
Hafnia Despina	2019	38,361,581		39,997,336
Hafnia Eagle	2015	25,532,975		24,640,546
Hafnia Egret	2014	23,154,964		23,881,582
Hafnia Exceed	2016	27,684,346		29,878,920
Hafnia Excel	2015	27,467,747		27,416,977
Hafnia Excellence	2016	27,251,093		29,620,428
Hafnia Excelsior	2016	28,322,810		29,261,698
Hafnia Executive	2016	27,377,110		29,645,882
Hafnia Expedite	2016	27,310,907		29,434,898
Hafnia Experience	2016	27,723,654		30,170,188
Hafnia Express	2016	27,363,175		29,836,645
Hafnia Falcon	2015	24,937,972		24,913,521
Hafnia Galatea	2019	38,595,595		40,460,172
Hafnia Hawk	2015	24,968,031		24,715,029
Hafnia Henriette	2016	23,175,721		24,411,590
Hafnia Jaguar	2014	21,902,473		23,411,802
Hafnia Kallang	2017	29,464,341		31,111,688
Hafnia Kirsten	2017	24,720,928		26,104,381
Hafnia Larissa	2019	38,842,602		40,698,886
Hafnia Lene	2015	23,951,473		23,158,406
Hafnia Leo	2013	18,848,730		20,228,140
Hafnia Leopard	2014	21,999,405		23,441,872
Hafnia Libra	2013	N/A	(2)	19,867,179
Hafnia Lioness	2014	21,762,643		23,172,986
Hafnia Lise	2016	24,611,423		25,983,081
Hafnia Lotte	2017	24,682,467		26,118,997
Hafnia Lupus	2012	N/A	(1)	18,337,418
Hafnia Lynx	2013	20,543,238		21,832,775
Hafnia Magellan	2015	22,116,338		21,185,887

Hafnia Malacca	2015	22,260,622		21,141,348
Hafnia Mikala	2017	25,089,486		26,472,180
Hafnia Myna	2015	24,749,809		24,714,502
Hafnia Neso	2019	39,713,837		41,606,525
Hafnia Shannon	2017	30,009,748		31,627,549
Hafnia Nordica	2010	N/A	(1)	13,930,656
Hafnia Osprey	2015	25,200,246		24,746,830
Hafnia Pacific	2017	39,266,872		39,161,239
Hafnia Panther	2014	22,820,587		24,272,538
Hafnia Petrel	2016	25,200,246		26,411,381
Hafnia Phoenix	2013	N/A	(2)	20,216,264
Hafnia Pioneer	2013	27,923,911		29,840,992
Hafnia Precision	2016	27,306,816		29,784,784
Hafnia Prestige	2016	27,368,294		29,910,621
Hafnia Pride	2016	27,227,374		29,786,081
Hafnia Providence	2016	26,869,595		29,400,596
Hafnia Puma	2013	20,711,009		21,972,810
Hafnia Raven	2015	24,168,635		24,890,156
Hafnia Seine	2008	10,687,114		12,018,011
Hafnia Shinano	2008	11,245,631		12,800,920
Hafnia Soya	2015	22,474,585		21,306,338
Hafnia Sunda	2015	22,553,305		21,284,206
Hafnia Swift	2016	25,317,043		26,568,105
Hafnia Tagus	2017	29,723,998		31,370,686
Hafnia Tanzanite	2016	25,049,721		25,801,027
Hafnia Taurus	2011	N/A	(1)	16,174,185
Hafnia Thalassa	2019	40,153,587		42,024,721
Hafnia Tiger	2014	22,246,724		23,693,832
Hafnia Topaz	2016	25,974,732		26,987,578
Hafnia Torres	2016	22,069,254		22,834,715
Hafnia Tourmaline	2016	26,606,822		27,538,002
Hafnia Triton	2019	39,881,138		41,729,920
Hafnia Turquoise	2016	26,376,891		27,004,007
Hafnia Valentino	2015	32,967,813		30,975,712
Hafnia Violette	2016	27,890,460		24,283,925
Hafnia Viridian	2015	27,872,518		24,243,626
Hafnia Yangtze	2009	11,717,273		13,551,575
Hafnia Yarra	2017	29,956,950		31,565,903
Hafnia Zambesi	2010	14,649,694		15,783,316

(1)	These vessels were divested in 2025.
(2)	These vessels were reclassified to assets held for sale as at December 31, 2025.

As at December 31, 2025 and 2024, the basic charter-free market value is higher than each vessel’s carrying value.

Material Cash Requirements

The following table sets forth our material cash requirements as at December 31, 2025:

In millions of U.S. dollars	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Principal obligations under secured credit facilities(1)	$186.2	$185.6	$232.0	451.7
Principal obligations under sale and lease-back liabilities(1)	5.9	11.8	11.7	7.7
Obligations under IFRS 16 – lease liabilities(2)	23.1	9.5	7.8	—
Estimated interest payments on secured credit facilities(3)	53.3	87.1	61.4	37.5
Estimated interest payments on sale and lease-back liabilities(3)	1.5	2.2	1.1	0.6
Expected drydocking costs	60.9	44.8	152.7	N/A	(4)
Total	$330.9	$341.0	$466.7	$497.5

(1)
Represents principal and maturity payments due on our secured credit facilities and sale and lease-back liabilities which are described in Note 20 of our Consolidated Financial Statements included in Item 17 of this Annual Report. These payments are based on amounts outstanding as at December 31, 2025.

(2)	Represents our obligations on our IFRS 16 lease liabilities.
(3)
Represents estimated interest payments on our secured credit facilities and sale and lease-back liabilities. These payments were estimated by taking into consideration: (i) the margin on each financing arrangement and (ii) the forward interest rate curve calculated from interest swap rates, as published by a third party, as at December 31, 2025. The forward curve was calculated as follows as at December 31, 2025:

Year 1	$54.8
Year 2	$47.2
Years 3 to 5	$104.6
Over 5 years	$38.1

(4)
While we will incur costs relating to drydocks in the future, including more than five years in the future, we only do five-year forecasts and therefore are not able to accurately estimate the costs of drydocks after five years.

Off-Balance Sheet Arrangements

We are committed to making certain charter hire payments to third parties for chartered-in vessels. IFRS 16 requires us to recognise, on a discounted basis, the rights and obligations created by the commitment to lease assets on the balance sheet. Leases with a term of less than 12 months or of low value would be considered as off-balance sheet arrangements.

Additionally, we previously had a $50 million receivables purchase facility, an off-balance-sheet arrangement. This $50 million receivables purchase facility is no longer in place.

Derivatives

We used financial instruments to reduce the risk associated with fluctuations in interest rates, commodity prices and foreign currency exchange rates. See Note 2 and Note 8 in our Consolidated Financial Statements included herein for additional information.

Recent Accounting Pronouncements

During the years ended December 31, 2025, 2024 and 2023, we have applied a number of new IFRS standards and amendments to IFRS standards as they have become effective.

The adoption of such new and revised IFRS standards has no material effect on the amounts reported in our consolidated financial statements attached to this Annual Report. For further description of these amendments to our accounting policies see Note 2.2 to our Consolidated Financial Statements for the years ended December 31, 2025, 2024 and 2023, respectively, all of which are included in Item 17 of this Annual Report.

C. Research and Development, Patents and Licenses, Etc.

Not applicable.

D. Trend Information

We are dependent on the charter and freight rates that the vessels in our Combined Fleet, particularly those in our Hafnia Fleet, can achieve. Charter and freight rates for product tankers largely depend on market dynamics at any given time. The product tanker market has been cyclical and volatile in the past and may be volatile in the future.

In recent years, the market for product tankers has been particularly impacted by geopolitical conflicts, such as the ongoing war between Russia and Ukraine, the conflict between Israel and Hamas, disruptions in the Red Sea, the conflict between the United States, Israel and Iran, and the effects of U.S. intervention in Venezuela. These conflicts, together with related sanctions and trade restrictions, have significantly altered global trading patterns, which had a material positive influence on the product tanker market due to ton-miles gain from vessels rerouting.

As a result of the wars and conflicts, several countries have announced or implemented trade measures, including tariffs, which may impact trade routes and product tanker demand. These measures could have a direct impact on our business, such as the imposition of fees on vessels operated or built by certain countries, potentially increasing costs for specific trade flows. Additionally, these measures could also have spillover effects, including protective trade measures that influence the cost of goods transported, leading to shifts in trade patterns and the formation of alternative trade routes. Given the uncertainty surrounding timing, scope and effect of these proposed actions, whether adopted in full or in part, we are currently unable to accurately assess or estimate its potential impact on our business and operations.

In addition, sanctions against Russia have intensified in recent periods. In 2025, a significant number of tankers were added to sanction lists maintained by the U.S. Office of Foreign Assets Control, the European Union, and the United Kingdom. It is generally expected that these sanctioned vessels will be unable to return to mainstream trade even if sanctions are eventually lifted. The removal of such vessels from the compliant trading fleet has reduced available tonnage, which may support higher utilisation for our vessels.

Crude tanker cannibalisation was an important factor affecting the product tanker market in 2024 but returned to more historically normal levels in 2025. At the same time, a significant number of LR2 product tankers migrated into the crude tanker market, driven in part by the increasing number of sanctioned crude tankers, which led to a strong crude earnings market. In 2025, around 80% of the LR2 newbuild capacity, or the equivalent thereof, moved into crude trading, with more than half of the coated LR2 fleet now operating in the crude trade.

As a result, the product tanker supply outlook remains positive. Despite the orderbook-to-fleet ratio for product tankers being around 20% of the total fleet, it is more balanced than the figure suggests. The average age of the global tanker fleet continues to increase, with a growing number of tankers becoming scrap candidates. Although scrapping levels have been low in recent years, we believe the aging fleet will still have a significant impact, as older vessels typically operate at a lower utilisation rate compared to younger vessels.

In addition, the current newbuilding program consists primarily of coated LR2s. To the extent that a significant portion of these vessels will be absorbed into the crude market, the incremental supply to the product tanker market may be more limited than headline orderbook figures imply. Our analyses indicate that the combination of an increased volume of vessels being recycled. Reduced utilisation stemming from the aging of the global fleet, a growing number of sanctioned vessels, and the continued migration of LR2s into the crude trade, may contribute to creating a tighter supply and demand scenario which should support continued strong earnings.

For more information on the trends affecting our business, see “Item 4. Information on the Company – B. Business Overview –Industry”.

E. Critical Accounting Judgement and Estimates

Our consolidated financial statements are prepared in conformity with IFRS Accounting Standards, as issued by the IASB.

In preparing our consolidated financial statements, we make judgments, estimates, and assumptions about the application of our accounting policies, which affect the reported amounts of assets, liabilities, revenue, and expenses. These judgments, estimates and assumptions are affected by the accounting policies applied. Certain amounts included in or affecting this Annual Report and our consolidated financial statements and related disclosures are estimated, requiring us to make assumptions with respect to values or conditions that cannot be known with certainty at the time the consolidated financial statements are prepared. A critical accounting estimate or assumption is one that is both important to the portrayal of our financial condition and results and requires management’s most difficult, subjective, or complex judgments, often due to the need to estimate the effects of inherently uncertain matters. Management evaluates such estimates on an ongoing basis, using historical results and experience, consideration of relevant trends, consultation with experts, and other methods considered reasonable in the particular circumstances. Our management believes that the accounting estimates used in for the historical consolidated financial statements of Hafnia Limited are appropriate and that the resulting financial statement line items are reasonable. However, future results of Hafnia Limited could differ from original estimates, requiring adjustments to financial statement line items in future periods

Our critical accounting judgments and estimates relating to “Accounting for pool arrangements”, “Identification of cash-generating units”, “Impairment of non-financial assets” and “Vessel life and residual value” are further described in the notes to our Consolidated Financial Statements, which are filed as part of this Annual Report, beginning on page F-1; see in particular Note 2 in general, Note 2.3 “Critical accounting judgements and estimates”, and Note 7 “Property, plant and equipment”.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as at December 31, 2025.

Executive Officers

Name	Position
Mikael Øpstun Skov	Chief Executive Officer
Petrus Wouter Van Echtelt	Chief Financial Officer

Board of Directors

Name	Age Group	Position	Served since	2025 Board attendance	Gender	Expertise*
Andreas Sohmen-Pao	Over 50	Chair	May 16, 2014	4/4	Male	Financial, Risk Management, Industry, ESG
Donald John Ridgway	Over 50	Director	January 16, 2019	4/4	Male	Financial, Risk Management, Industry, ESG
Peter Graham Read	Over 50	Director	January 16, 2019	4/4	Male	Financial, Risk Management, Industry, ESG
Suyin Anand	30-50	Director	November 6, 2023	4/4	Female	Industry, ESG
Emily Tan(1)	Over 50	Director	May 14, 2025	3/4	Female	Risk Management, Industry, ESG

(1)	Replaced Erik Bartnes on the Board of Directors in May 2025.
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

Board of Directors

Andreas Sohmen-Pao, Chair

Mr. Sohmen-Pao has been the chair of Hafnia’s Board of Directors since the merger between Hafnia Tankers and BW Tankers in January 2019. He is currently chair of BW Group and its listed affiliates: BW LPG, BW Offshore, BW Energy and Cadeler. He is also chairman of Sembcorp Industries and the Global Centre for Maritime Decarbonization, and a trustee of Lloyd’s Register Foundation.

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

Suyin Anand, Director

Ms. Anand has served on Hafnia’s Board of Directors since November 2023. Ms. Anand has over 20 years of experience across maritime, mining and technology in legal and commercial roles. In her 15-year legal career, Ms. Anand was a partner at the law firm Ince & Co in Hong Kong, and recognised as one of the top 10 maritime lawyers internationally. Ms. Anand transitioned to the commercial space where she was Head of Shipping for South32 and aluminium sales business. Ms. Anand is currently the Chief Executive Officer of GlobalOre. Prior to this, she was Head of Strategy and Transformation, ASEAN at IBM Consulting, Singapore.

Ms. Anand holds a Bachelor of Laws from the National University of Singapore and an Executive MBA from Kellogg-HKUST. Ms. Anand is a Singaporean citizen and resides in Singapore.

Emily Tan, Director

Ms. Tan has served on Hafnia’s Board of Directors since May 2025. Ms. Tan is Chief Executive Officer of Thales Solutions Asia Pte Ltd, and Country Director of Thales in Singapore.  Prior to joining Thales, Ms. Tan held global and regional leadership roles in Shell Renewables and Energy Solutions; Shell Bitumen and Shell Chemicals.   Ms. Tan began her career with the Singapore Economic Development Board, and the Agency for Science, Technology and Research.

Ms. Tan holds an MBA from INSEAD, France; a Master’s in Electrical Engineering and Computer Science from the Massachusetts Institute of Technology (MIT); and Bachelor’s in Electrical Engineering from the University of Illinois at Urbana Champaign (UIUC), USA. Ms. Tan is a Singaporean citizen and resides in Singapore.

B.	Compensation of Directors and Executive Officers

Compensation of Directors

None of the directors decides on their own remuneration. The Nomination Committee proposes the fees that are approved by shareholders at the annual general meeting. It was resolved by the shareholders at the 2025 annual general meeting that the annual fee to the chair of the Board of Directors for the period from the 2025 annual general meeting to the 2026 annual general meeting is $100,000 and the annual fee for a member of the Board of Directors for the period from the 2025 annual general meeting to the 2026 annual general meeting is $90,000. The total amount paid to members of the Board of Directors as remuneration for their work on our Board of Directors in 2025 was $460,000.

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

The Remuneration Committee (as described below) administers all performance-related elements of the remuneration of executive management. Annually, the Remuneration Committee prepares recommendations to the Board of Directors relating to the remuneration of the executive officers. The compensation of Hafnia’s executive officers in 2023, 2024 and 2025 was comprised of the following components:

	2025		2024		2023
Salary and other allowances during the year	$1,346,086		$1,319,805	(1)	$1,332,662
Cash based bonus	2,474,093		2,455,028		2,384,239
Retention bonus	N/A		N/A		N/A
Pension	N/A	(2)	N/A	(2)	N/A	(2)
Total	$3,820,179		$3,774,833		$3,716,901

(1)	2024 salary figures remain unchanged from 2023, but not all amounts were paid in USD. FX rate fluctuations therefore result in slight differences in USD amounts.
(2)	Our executive officers do not receive a pension as part of the remuneration package. This is considered part of the cash compensation.

In 2025, we paid $3.82 million in aggregate cash compensation to our executive officers.

In addition to the compensation listed above, our executive officers may receive customary non-monetary benefits such as newspaper subscription, a telephone subscription, accommodation when travelling, laptop and Internet access.

In addition to cash compensation and non-monetary benefits, we have adopted a long-term share incentive plan applicable to executive management and certain other key employees. See below for an additional description of this long-term share incentive plan.

Long-term Incentive Plan

We operate an equity-settled, share-based long-term incentive plan for our senior management and key employees (the “LTIP”).

Under this LTIP, share options have been granted to senior management and certain key employees on March 22, 2023 (“LTIP 2023”), March 5, 2024 (“LTIP 2024”), February 27, 2025 (“LTIP 2025”) and February 26, 2026 (“LTIP 2026”).

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

The share options under the LTIP, with the exception of LTIP 2025 and LTIP 2026, were issued before the Redomiciliation, and gave the option holder a right to (i) subscribe for new shares or (ii) purchase one existing common share in us with a par value of $0.01.

The share options generally vest over a three-year period from the grant date. In December 2023, the vesting for our CEO’s options under LTIP 2021 was accelerated with these options vesting on December 20, 2023. In May 2024, the Remuneration Committee granted accelerated vesting to all participants of LTIP 2022, whose options vested on May 30, 2024.

The exercise price for the vested share options shall be the higher of (i) $0.01 (being the par value) and (ii) market value as at the grant date, increased by a hurdle rate of 5% p.a. from the grant date until the vesting date, compounded annually at the anniversary of the grant date (the “exercise price market value”).

With the Redomiciliation and as Singapore does not recognise the concept of par value, for the LTIPs granted prior to the Redomiciliation, this translates to the option holder having a right to (i) subscribe for new shares or (ii) purchase one existing ordinary share in us, at an exercise price of the higher of (a) $0.01 and (b) the exercise price market value. For LTIP 2025 and LTIP 2026, which were granted after the Redomiciliation, the terms for exercise of options have been logically amended to reflect the Redomiciliation but are otherwise on similar terms as the previous LTIPs.

Share options cannot be exercised during blackout periods for trading in our shares, as from time to time resolved by the Board of Directors (such as during periods prior to the publication of financial information and when there is other inside information in Hafnia). The share options generally expire on the date falling six years from the grant date. If applicable insider trading rules should prevent an option holder from exercising share options prior to the expiry date, the Board of Directors may resolve to extend the exercise period.

See below an overview of the aggregate outstanding options under the respective LTIP (including both exercised and unexercised options) but excluding those voided due to the option holder leaving Hafnia.

Option holder	Mikael Øpstun Skov (CEO)	Petrus Wouter Van Echtelt (CFO)	Other option holders	Total
	No. of options	No. of options	No. of options	No. of options
LTIP 2023 (expiry date February 28, 2029)	595,374	129,645	1,005,670	1,730,689
LTIP 2024 (expiry date March 5, 2030)	617,581	134,479	1,157,184	1,909,244
LTIP 2025 (expiry date February 27, 2031)	770,533	193,475	1,524,387	2,488,395
LTIP 2026 (expiry date February 26, 2032)	771,013	193,596	1,525,339	2,489,948

Additionally, find below an overview of the movements in and exercise of the share options:

	At the beginning of the year	Granted during the year	Exercised during the year	At the end of the year
2025
LTIP 2023	1,730,689*	—	—	1,730,689*
LTIP 2024	1,909,244*	—	—	1,909,244*
LTIP 2025	—	2,488,395	—	2,488,395
Total	3,639,933	2,488,395	—	6,128,328

2024
LTIP 2019	355,334	—	(355,334)	—
LTIP 2020	197,372*	—	(157,372)	40,000*
LTIP 2021	2,073,945	—	(2,073,945)	—
LTIP 2022	1,849,428	—	(1,849,428)	—
LTIP 2023	1,849,428	—	—	1,849,428*
LTIP 2024	—	2,032,414	—	2,032,414*
Total	6,325,507	2,032,414	(4,436,079)	3,921,842

* All remaining options under LTIP 2020 were voided in 2020 due to the option holder leaving Hafnia. In 2024, certain options granted in LTIP 2023 and LTIP 2024 were voided due to option holder leaving Hafnia. Voided options are not capable of exercised. The total number of outstanding options as at December 31, 2024 capable of being exercised (after vesting, as applicable) was 3,639,933.

Restricted share units

On March 15, 2022, we granted a total of 462,356 restricted share units (“RSU 2022”) to key management and senior employees, of which 182,922 were granted to the CEO and 39,897 were granted to the CFO.

As at the date of this Annual Report, 371,697 restricted share units have been settled by physical delivery of shares to the employees when they vested on March 15, 2025 and March 15, 2026. 29,685 RSUs have been forfeited due to the holder leaving Hafnia. As at the date of this Annual Report, there are 60,974 outstanding RSUs, all of which are held by the CEO. These will vest in March 2027.

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

There are no service contracts between us and any member of our Board of Directors that provide for the accrual of benefits, compensation or otherwise, upon termination of their employment or service.

Our Board of Directors has determined that the following directors qualify as “independent” under Rule 10A-3 of the Exchange Act and the Norwegian Code of Practice for Corporate Governance: Donald John Ridgway, Peter Graham Read, Suyin Anand and Emily Tan.

As a foreign private issuer, we are permitted to follow home country corporate governance practices subject to the NYSE corporate governance listing standards. We rely on home country practice in Singapore and/or Norway to be exempted from certain of the corporate governance requirements of the NYSE. See “Item 16G. Corporate Governance – Foreign Private Issuer Exemption”.

Committees

Audit Committee

We have established an audit committee (the “Audit Committee”) comprising two members: Peter Graham Read and Suyin Anand. Suyin became a member of the Audit Committee in May 2025, replacing Erik Bartnes who has stepped down from the Board of Directors. The Audit Committee is chaired by Peter Graham Read. Neither of the members of the Audit Committee (i) has been a partner or director of our external auditor KPMG within the last 12 months nor (ii) holds, or has held, any financial interest in KPMG within the last ten years.

The members of the Audit Committee are independent of Hafnia and shall serve while they remain on the Board of Directors or until the members of the Board of Directors decide otherwise, or until the members wish to retire from their role as a member of the Audit Committee.

The Audit Committee reports and makes recommendations to the Board of Directors, but the Board of Directors retains responsibility for implementing such recommendations.

It was resolved by the shareholders at the 2025 annual general meeting that the annual fee to the chair of the Audit Committee for the period from the 2025 annual general meeting to the 2026 annual general meeting is $15,000 and the annual fee for a member of the Audit Committee for the period from the 2025 annual general meeting to the 2026 annual general meeting is $10,000. The total amount paid to members of the Audit Committee as remuneration for their work on our Audit Committee in 2025 was $25 thousand (rounded).

Remuneration Committee

We have established a remuneration committee (the “Remuneration Committee”) comprising two members: Andreas Sohmen-Pao and Donald John Ridgway. Donald John Ridgway became a member of the Remuneration Committee in May 2025, replacing Erik Bartnes who has stepped down from the Board of Directors. The Remuneration Committee is chaired by Andreas Sohmen-Pao.

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

It was resolved by the shareholders at the 2025 annual general meeting that the annual fee to the chair of the Remuneration Committee for the period from the 2025 annual general meeting to the 2026 annual general meeting is $10,000 and the annual fee for a member of the Remuneration Committee for the period from the 2025 annual general meeting to the 2026 annual general meeting is $5,000. The total amount paid to members of the Remuneration Committee as remuneration for their work on our Remuneration Committee in 2025 was $15,000.

Nomination Committee

We have established a nomination committee (the “Nomination Committee”) comprising three members: Elaine Yew Wen Suen, Bjarte Bøe and Alicia Yik Jie Ting. The Nomination Committee is chaired by Elaine Yew Wen Suen.

Elaine Yew Wen Sue. Ms. Yew is a Non-Executive Director on a number of private and public sector Boards, a senior executive Coach, and Advisor to family-owned businesses. Until end 2025, Ms. Yew was a Senior Partner in Egon Zehnder, one of the world’s largest executive search and talent strategy firms. Ms. Yew was the Asia Lead of the firm’s Global Board Advisory practice and her focus was on Boards, CEOs and other C-suite succession planning. Ms. Yew also advised clients on CEO development, top team effectiveness, organizational culture and board effectiveness. Before joining the firm, Ms. Yew led an industry change program while at Global Freight Exchange, the world’s first Internet-based global marketplace for air cargo. Prior to that, Ms. Yew was Executive Director with Goldman Sachs in the European Equities Division and was a Consultant with Monitor Company. Ms. Yew started her career with the Singapore Economic Development Board, helping Singapore companies develop their presence in Indochina and Myanmar in the early 1990s. Ms. Yew is a trained Coach and Fellow of the Institute of Coaching, McLean, affiliated to the Harvard Medical School. She is also a certified Mediator and uses some of the principles in helping people work better together. Ms. Yew is an independent Non-Executive Director on the Board of SPH Media Holdings; and is also on the Board of MOH Holdings, the holding company of Singapore’s public healthcare clusters, where she chairs the Human Resource Committee. She chairs the independent Nomination Committees of BW Offshore, BW Energy, BW LPG, Hafnia and Cadeler, all listed on the Oslo Stock Exchange, with BW LPG, Hafnia and Cadeler also dual-listed on the New York Stock Exchange.  She sits on the board of The Majurity Trust, a philanthropic foundation, on the board of Wild Rice Ltd, a not-for-profit theatre company, and on the board of Capella Hotels Group. She is also a board member of the Singapore International Mediation Centre and is a Justice of the Peace. She had previously served for nine years on the Board of Trustees of the National University of Singapore. Ms. Yew has a BA with Honours in English and Drama from the University of Kent and an MBA from INSEAD in Fontainebleau, France. Ms. Yew has been a member of the Nomination Committee of Hafnia since May 2020.

Bjarte Bøe. Mr. Bøe has over 30 years of experience in the finance industry. He currently serves as a director of CMB Tech, a NYSE and Belgium listed shipping company. He also serves as a director of Eika Group, a Norwegian savings bank group, as Chairman of Nordic Financial Regulation Group, and as Chairman of Merkantilbygg, a Norwegian real estate company. He has previously served on the following boards: Jøtul (a Norwegian wood oven manufacturer), Seadrill (a U.S. and Oslo listed drilling company), Hermitage Offshore (a U.S. offshore supply vessel company), Ellos group AB (a Swedish retail company), and Agera Venture (a Norwegian venture capital company). Mr. Bøe is a member of the Nomination Committee of BW Offshore Limited since May 2014, and Hafnia Limited, BW LPG Limited and BW Energy Limited since May 2020. Mr. Bøe was chair of the Investment Committee at SEB Venture Capital, a subsidiary of Skandinaviska Enskilda Banken AB (publ), a Nordic financial services group, where from 1995 to June 2019, he held a range of management positions.

Alicia Yik Jie Ting. Ms. Yik is COO for Altara Management, a company affiliated with BW Group Chairman Mr. Andreas Sohmen-Pao.  Previously, Ms. Yik was an Executive Director at J.P. Morgan Private Bank in Asia. Prior to that, she worked at Bank of America Merrill Lynch focusing on Strategy and Business Development.  Ms. Yik has more than 13 years of professional experience in the financial industry, and holds a Bachelor of Business Management degree in Finance and a Bachelor of Science degree in Economics from the Singapore Management University. Ms. Yik has been a member of the Nomination Committee since May 2025.

The members of our Nomination Committee are not members of the Board of Directors. Alicia Yik Jie Ting, member of the Nomination Committee, is employed by BW Group and holds positions on committees in other companies wherein BW Group has a significant ownership interest. The two other members are not employed by BW Group, but both hold positions on committees in other companies wherein BW Group has a significant ownership interest.

The members of the Nomination Committee shall serve until the shareholders in an annual general meeting determines otherwise, or they wish to retire from their role as member of the Nomination Committee.

The purpose of the Nomination Committee is to represent the common interests of all shareholders by assisting the Board of Directors in evaluation of operational effectiveness and suitability and to be responsible for the Board of Directors’ succession plans by nominating candidates for the election as directors and as chair of the Board of Directors and for nominating members of the Nomination Committee as well as coordinating with the Remuneration Committee to make recommendations for remuneration of these persons.

It was resolved by the shareholders at the 2025 annual general meeting that the annual fee to a member of the Nomination Committee for the period from the 2025 annual general meeting to the 2026 annual general meeting is $2,500. The total amount paid to members of the Nomination Committee as remuneration for their work on our Nomination Committee in 2025 was $7,500.

Clawback Policy

In March 2024, our Board of Directors adopted a policy regarding the recovery of erroneously awarded compensation (“Clawback Policy”) in accordance with the applicable standards of the NYSE and Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended. Our Clawback Policy is administered by the Board of Directors or, if so designated by the Board of Directors, the Remuneration Committee of the Board of Directors, which has discretion, in accordance with applicable laws, rules, and regulations, to interpret and implement recovery measures under the policy. The full text of our Clawback Policy is filed as Exhibit 97.1 to this Annual Report.

D.	Employees

As at December 31, 2025, we had a global headcount of 4,876 colleagues, consisting of 277 full-time onshore employees representing 27 nationalities of which 146 are based in Singapore, 87 in Copenhagen, 20 in Houston, 11 in Dubai, 11 in Mumbai and 2 in Monaco; 2,368 seafarers representing 26 nationalities employed on internally managed Hafnia Vessels; and 2,231 seafarers employed through external technical managers on externally managed Hafnia Vessels. Our seafarers are—directly through our subsidiaries or indirectly through external technical managers—covered by a number of collective bargaining agreements which are renewed and renegotiated from time to time.

E.	Share Ownership

See the above section in this Item 6: “B. Compensation. – Long-Term Incentive Plan” and “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders”.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table presents the beneficial ownership of our ordinary shares as at April 1, 2026, for:

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

The percentage of beneficial ownership for the following table is based on 499,781,305 ordinary shares issued and outstanding (which number excludes 60,974 treasury shares) as at April 14, 2026. Options to purchase shares that are exercisable within 60 days are deemed to be beneficially owned by the persons holding these options for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person’s ownership percentage.

	Number of Ordinary shares Beneficially Owned	Percentage of Ordinary shares Beneficially Owned
Executive Officers and Board Members
Mikael Øpstun Skov, Chief Executive Officer	1,130,978	< 1%
Petrus Wouter Van Echtelt, Chief Financial Officer	91,994	< 1%
Andreas Sohmen-Pao, Chair	226,444,049	45%
Donald John Ridgway, Director	—	—
Peter Graham Read, Director	—	—
Suyin Anand, Director	—	—
Emily Tan, Director	—	—
All Executive Officers and Board Members as a group (7 individuals)	227,667,021	46%
5% Shareholders
BW Group Limited	226,444,049	45%
Folketrygdfondet	28,384,622	6%

BW Group Limited is controlled by corporate interests associated with the Sohmen family. Mr. Andreas Sohmen-Pao, the chair of our Board of Directors, is a member of the Sohmen family. During the last three years, BW Group’s ownership stake has decreased from 53% (February 28, 2022) to 45% (April 14, 2026).

Folketrygdfondet manages the Government Pension Fund Norway on behalf of the Norwegian Ministry of Finance. Folketrygdfondet became the owner of more than 5% of shares on April 29, 2024.

None of the above shareholders holds voting rights that are different from those that are held by Hafnia’s other shareholders.

Our ordinary shares trade on Oslo Børs under the symbol HAFNI, and on the NYSE under the symbol HAFN. Since Hafnia is a Singapore company, the principal register of members is maintained by Hafnia in Singapore. As of April 14, 2026, Cede & Co, a nominee of The Depository Trust Company, is the recorded holder of 499,842,279 ordinary shares. As at April 14, 2026, approximately 85% of our ordinary shares were held through the VPS and traded on the Oslo Børs. On March 27, 2026, we cancelled 12,721,253 treasury shares, resulting in 60,974 treasury shares remaining.

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

Corporate Services Agreement

We have entered into a corporate services agreement (the “Corporate Services Agreement”) with BW Maritime Pte. Ltd. (“BW Maritime”), a subsidiary of BW Group Limited. Under this Corporate Services Agreement, BW Maritime provides certain services to us. These services include the provision of rent of office space and facilities, communications and branding, quality and risk management services, tax services, legal services, corporate secretarial services, information technology services, insurance agency services, and internal audit services. Further, BW Group Limited is providing certain risk coverage services to us.

The Corporate Services Agreement may be terminated by either party serving notice during the required notice period as set forth in the respective area of service or if it is silent not less than 180 days’ written notice.

The Corporate Services Agreement is renewed each year and has been renewed for services with effect from January 1, 2026.

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

In 2024, we entered into a share-lending agreement with BW Group on May 27, 2024. This share lending agreement was entered into by us to ensure that we could promptly deliver existing shares to employees exercising their vested options under LTIP 2022 and to employees with restricted share units under RSU 2022. As consideration for the loan of the shares, BW Group received a fixed handling fee and a variable fee of 0.40% per cent per annum from the date of the share lending agreement until the day the borrowed shares were redelivered by way of the issuance of new shares at a subscription price of $0.01 per share. These new shares were issued on June 27, 2024.

While we did not enter into a share lending agreement in 2025, we may enter into similar share lending agreements with BW Group Limited or other shareholders in the future.

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

A. Consolidated Statements and Other Financial Information

Financial Statements

See “Item 17. Financial Statements” which contains our consolidated financial statements prepared in accordance with IFRS.

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

We are domiciled in Singapore. There are no restrictions on our ability to transfer funds into or out of Singapore to pay dividends to U.S. residents who are holders of our ordinary shares, or to other non-resident holders of our ordinary shares, in currency other than Singapore Dollars.

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

We intend to pay dividends in amounts that will allow us to retain sufficient liquidity to fund our obligations and execute our business plan going forward. Furthermore, we have in place a number of financing agreements that include covenants that would restrict our ability, without the prior consent of the lenders, to distribute dividends if we are not in compliance with certain financial covenants or have existing events of default.

We updated our dividend policy in November 2022 to better align our dividend payout strategy with our overall financial performance. We further updated our dividend policy in April 2024 to increase the dividend payout ratio relative to the payout ratio under the November 2022 policy.

Beginning Q1 of 2024, we target a quarterly payout ratio of net profit, adjusted for extraordinary items, as set forth in the following table:

Net loan to value	Payout of net profit (%)
Above 40%	50
Above 30% but equal to or below 40%	60
Above 20% but equal to or below 30%	80
Equal to or below 20%	90

We further updated the definition of net loan-to-value in September 2025 to reflect the impact of the Investment in TORM. Beginning Q3 of 2025, our net loan-to-value is calculated as all debt (excluding debt relating to the pools), including finance lease debt, minus cash (excluding cash retained in the commercial pools), divided by broker vessel values (for 100% owned vessels) and the lower of the market value or purchase price of the Investment in TORM. The calculation of net loan-to-value does not include debt or the values of vessels held through our joint ventures.

The final dividend amount is decided by the Board of Directors. In addition to cash dividends, we may buy back shares as part of our total distribution to shareholders.

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

The following table sets forth our dividend payout ratio for each quarter of the years ended December 31, 2023, 2024 and 2025 where we declared a dividend. For the periods where a dividend was declared, the Board of Directors did not find it necessary to make any adjustments when determining the amounts of dividends to be paid out, except to take into account payments utilised for the Share Buyback Program described in “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers”.

Financial period	Net loan to value	Payout Ratio (%)
Q1 2023	31.4%	60%
Q2 2023	30.1%	60%
Q3 2023	27.4%	70%
Q4 2023	26.3%	70%
April 2024 increase in payout ratio
Q1 2024	24.2%	80%
Q2 2024	21.3%	80%
Q3 2024	19.1%	90%
Q4 2024	23.2%	80	%(1)
Q1 2025	24.1%	80	%(2)
Q2 2025	24.1%	80%
September 2025 revised definition to net loan-to-value
Q3 2025	20.5%	80%
Q4 2025	24.9%	80%

(1)
For Q4 2024, the 80% payout ratio included the amount utilised for the Share Buyback Program described in “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers” during that period.

(2)
For Q1 2025, the 80% payout ratio excluded the amount utilised for the Share Buyback Program described in “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers” during that period. If the amount was included, the payout ratio for Q1 2025 would correspond to 123%.

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

Our ordinary shares currently trade on Oslo Børs under the symbol HAFNI and on the NYSE under the symbol HAFN. As at April 1, 2026, we had 499,781,305 ordinary shares issued and outstanding.

On April 5, 2024 and April 8, 2024, trading of our shares was suspended on the OSE to facilitate the commencement of the NYSE Listing.

Norwegian securities laws

Set out below is a summary of certain aspects of securities trading in Norway and the possible implications for shareholders of owning shares in a company that is trading on the OSE in addition to trading on the NYSE. Shareholders, whether they trade their shares through the NYSE or the OSE, who wish to clarify the aspects of securities trading in Norway and/or its impact on shareholders trading their shares in the United States should consult with and rely upon their own advisors.

The summary is based on the rules and regulations in force in Norway as at the date of this Annual Report, which may be subject to changes occurring after such date. This summary does not purport to be a comprehensive description of securities trading in Norway.

Introduction

The OSE and Euronext Expand are the only regulated markets for securities trading in Norway, being part of Euronext and operated by Oslo Børs ASA. Oslo Børs ASA is 100% owned by Euronext Nordics Holding AS, a holding company established by Euronext N.V. Euronext is a pan-European stock exchange with its registered office in Amsterdam and corporate headquarters at La Défense in Greater Paris. Euronext owns seven regulated markets across Europe, including Amsterdam, Brussels, Dublin, Lisbon, Milan, Oslo and Paris.

Information, control and surveillance

Under Norwegian law, the OSE is required to perform a number of surveillance and control functions. The surveillance and corporate control unit of the OSE monitors all market activity on a continuous basis. Market surveillance systems are largely automated, promptly warning department personnel of abnormal market developments.

The Financial Supervisory Authority of Norway controls the issuance of securities in both the equity and bond markets in Norway and evaluates whether the issuance documentation contains the required information and whether it would otherwise be unlawful to carry out the issuance.

Under Norwegian law, a company that is listed on a Norwegian regulated market, or has applied for listing on such market, must promptly release any inside information directly concerning the company (i.e., any information of a precise nature relating directly or indirectly to financial instruments, the issuer thereof or other matters which are likely to have a significant effect on the price of the relevant financial instruments or related financial instruments, and which are not publicly available or commonly known in the market). A company may, however, delay the release of such information in order not to prejudice its legitimate interests, provided that it is able to ensure the confidentiality of the information and that the delayed release would not be likely to mislead the public. The OSE may levy fines on companies violating these requirements

Disclosure obligations

If a person’s, entity’s or consolidated group’s proportion of the total issued shares and/or rights to shares in a company listed on a regulated market in Norway (with Norway as its home state, which is the case for the Company) reaches, exceeds or falls below the respective thresholds of 5%, 10%, 15%, 20%, 25%, 1/3, 50%, 2/3 or 90% of the share capital or the voting rights of that company, the person, entity or group in question has an obligation under the Norwegian Securities Trading Act of 29 June 2007 no. 75, as amended (the “Norwegian Securities Trading Act”) to notify the OSE and the issuer immediately. The same applies if the disclosure thresholds are passed due to other circumstances, such as a change in the company’s share capital.

In addition, the Company’s Constitution requires shareholders to make such notifications to the Company regarding their interest in securities in the Company as they are required to make under all applicable rules and regulations to which the Company is subject. See Exhibit 1.1 “Constitution of Hafnia Limited” for more information on the disclosure obligations set forth in our Constitution and Exhibit 2.2 “Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934” for a description of the material terms of our Constitution.

Insider trading

According to Norwegian law, subscription for, purchase, sale, exchange or other acquisitions or disposals of financial instruments that are listed, or subject to the application for listing, on a Norwegian regulated market, or incitement to such dispositions, must not be undertaken by anyone who has inside information and thereby uses that information, as defined in Article 7 of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse, and as implemented in Norway in accordance with Section 3-1 of the Norwegian Securities Trading Act. The same applies to the entry into, purchase, sale or exchange of options or futures/forward contracts or similar rights (including financial derivatives) whose value or price either depends on or has an effect on the price or value of such financial instruments or incitement to such dispositions.

Mandatory offer requirements

The Norwegian Securities Trading Act requires any person, entity or consolidated group that becomes the owner of shares representing more than one-third (or more than 40% or 50%) of the voting rights of a company listed on a Norwegian regulated market (with the exception of certain foreign companies) to, within four weeks, make an unconditional general offer for the purchase of the remaining shares in that company. A mandatory offer obligation may also be triggered where a party acquires the right to become the owner of shares that, together with the party’s own shareholding, represent more than one-third (or more than 40% or 50% as applicable) of the voting rights in the company and the OSE decides that this is regarded as an effective acquisition of the shares in question.

The mandatory offer obligation ceases to apply if the person, entity or consolidated group sells the portion of the shares that exceeds the relevant threshold within four weeks of the date on which the mandatory offer obligation was triggered.

When a mandatory offer obligation is triggered, the person subject to the obligation is required to immediately notify the OSE and the company in question accordingly. The notification is required to state whether an offer will be made to acquire the remaining shares in the company or whether a sale will take place. As a rule, a notification to the effect that an offer will be made cannot be retracted. The offer and the offer document required are subject to approval by the OSE before the offer is submitted to the shareholders or made public.

The offer price per share must be at least as high as the highest price paid or agreed by the offeror for the shares in the six-month period prior to the date the threshold was exceeded. If the acquirer acquires or agrees to acquire additional shares at a higher price prior to the expiration of the mandatory offer period, the acquirer is obliged to restate its offer at such higher price. A mandatory offer must be in cash or contain a cash alternative at least equivalent to any other consideration offered.

In case of failure to make a mandatory offer or to sell the portion of the shares that exceeds the relevant threshold within four weeks, the OSE may force the acquirer to sell the shares exceeding the threshold by public auction. Moreover, a shareholder who fails to make an offer may not, as long as the mandatory offer obligation remains in force, exercise rights in the company, such as voting in a general meeting, without the consent of a majority of the remaining shareholders. The shareholder may, however, exercise his/her/its rights to dividends in the event of a share capital increase. If the shareholder neglects his/her/its duty to make a mandatory offer, the OSE may impose a cumulative daily fine that runs until the circumstance has been rectified.

Any person, entity or consolidated group that owns shares representing more than one-third of the votes in a company listed on a Norwegian regulated market (with the exception of certain foreign companies) is obliged to make an offer to purchase the remaining shares of the company (repeated offer obligation) if the person, entity or consolidated group through acquisition becomes the owner of shares representing 40%, or more of the votes in the company. The same applies correspondingly if the person, entity or consolidated group through acquisition becomes the owner of shares representing 50% or more of the votes in the company. The mandatory offer obligation ceases to apply if the person, entity or consolidated group sells the portion of the shares which exceeds the relevant threshold within four weeks of the date on which the mandatory offer obligation was triggered.

Any person, entity or consolidated group that at the time of listing of the company had a shareholding above any of the above- mentioned thresholds may increase its shareholding up to the next applicable threshold (if any) without triggering the mandatory bid obligation.

Any person, entity or consolidated group that following listing of the company has passed any of the above-mentioned thresholds in such a way as not to trigger the mandatory bid obligation and has therefore not previously made an offer for the remaining shares in the company in accordance with the mandatory offer rules is, as a main rule, obliged to make a mandatory offer in the event of a subsequent acquisition of shares in the company.

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

Contracts that we consider to both material and outside the ordinary course of business and which are to be performed in whole or in part after the filing of this Annual Report are attached as exhibits to this Annual Report.

See “Item 4. Information on the Company – A. History and Development of the Company”, “Item 4. Information on the Company – B. Business Overview”, “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources”, “Item 6. Directors, Senior Management and Employees B. – Compensation of Directors and Executive Officers – Long-Term Incentive Plan” and “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions” for a discussion of material contracts entered into outside of the ordinary course of business in the preceding two years.

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

Singapore Tax Considerations

The following discussion is a summary of material Singapore income tax, goods and services tax (“GST”), and stamp duty considerations relevant to the purchase, ownership, and disposition of our ordinary shares by an investor who is not tax resident or domiciled in Singapore and who does not carry on business or otherwise have a presence in Singapore. The statements made herein regarding taxation are general in nature and based on certain aspects of the current tax laws of Singapore and administrative guidelines issued by the relevant authorities in force as of the date hereof and are subject to any changes in such laws or administrative guidelines, or in the interpretation of those laws or guidelines, occurring after such date, which changes could be made on a retroactive basis. The statements made herein do not describe all of the tax considerations that may be relevant to all our shareholders, some of which (such as dealers in securities) may be subject to different rules. The statements are not intended to be and do not constitute legal or tax advice and no assurance can be given that courts or fiscal authorities responsible for the administration of such laws will agree with the interpretation adopted herein. Each prospective investor should consult an independent tax advisor regarding all Singapore income tax and other tax consequences applicable to them from owning or disposing of our ordinary shares in light of the investor’s particular circumstances. The statements below are based upon the assumption that we are tax resident in Singapore for Singapore income tax purposes after the Redomiciliation and that we (including our subsidiaries) do not own any Singapore residential properties. It is emphasised that neither we nor any other person involved in this document accepts responsibility for any tax effects or liabilities resulting from the acquisition, holding or disposal of our shares.

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

Capital Gains upon Disposition of Ordinary Shares

Under current Singapore tax law, there is generally no tax on capital gains while gains of an income nature would be subject to tax at the prevailing income tax rate. As such, any profits from the disposal of our ordinary shares would not ordinarily (where such decision to transact would have been made in Singapore) be taxable in Singapore unless the profits are deemed to be income in nature. However, there are no specific laws or regulations which deal with the characterisation of whether a gain is income or capital in nature. If the decision to transact can be construed as having been made in Singapore and the gains from the disposal of ordinary shares can be construed to be of an income nature (the Inland Revenue Authority of Singapore (“IRAS”) would look at various factors such as the motive, the holding period, the frequency of transactions, the nature of the subject matter, the circumstances of realisation, the mode of financing and other factors to determine the nature of the trade), the disposal profits would be taxable as income rather than capital gains. Such gains, even if they do not arise from an activity in the ordinary course of trade or business or from an ordinary incident of some other business activity, may also be considered gains or profits of an income nature if the investor had the intention or purpose of making a profit at the time of acquisition of the shares. As the circumstances of each prospective investor will vary from one another, each prospective investor should consult an independent tax advisor on the Singapore income tax and other tax consequences that will apply to their individual circumstances.

Subject to certain conditions being satisfied, gains derived by a company from the disposal of our ordinary shares on or after June 1, 2012 will not be subject to Singapore income tax under section 13W of the Singapore Income Tax Act 1947, if the divesting company legally and beneficially owns a minimum shareholding of 20% of our ordinary shares and these shares have been so owned for a continuous minimum period of 24 months. For disposals occurring on or after 1 January 2026, the 20% threshold may comprise ordinary shares and/or preference shares that are accounted for as equity by the investee company under the accounting principles adopted by the investee company (or the International Financial Reporting Standards, if the investee company is not required to comply with any accounting principles in preparing its consolidated financial statements), and may be assessed on a group basis. For the purposes of such group assessment, two companies are in the same group if more than 50% of the total number of issued ordinary shares in one company are beneficially owned by the other company, or more than 50% of the total number of issued ordinary shares in each of those companies are beneficially owned by a common company. This safe harbour rule is only applicable if the divesting company, at the time of lodgment of its income tax return in Singapore relating to the period in which the disposal of ordinary shares occurred, provides such information and documentation as may be specified by the IRAS.

In addition, pursuant to section 34A or 34AA of the Singapore Income Tax Act 1947, shareholders that apply, or that are required to apply, the Financial Reporting Standard 39 (“FRS 39”), Financial Reporting Standard 109 (“FRS 109”) or Singapore Financial Reporting Standard (International) 9 (Financial Instruments) (“SFRS(I) 9”) (as the case may be), for the purposes of Singapore income tax may be required to recognise unrealised gains or losses (not being gains or losses in the nature of capital) in accordance with the provisions of FRS 39, FRS 109 or SFRS(I) 9 (as modified by the applicable provisions of Singapore income tax law) even though no sale or disposal of our ordinary shares has been made. Shareholders that may be subject to such tax treatment should consult their own accounting and tax advisors regarding the Singapore income tax consequences of their acquisition, holding and disposal of our ordinary shares arising from the adoption of FRS 39, FRS 109, or SFRS(I) 9.

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

Unless we qualify for an exemption from U.S. federal income taxation under the rules of Section 883 as discussed below, we will be subject to U.S. federal income taxation on our U.S.-source gross shipping income. For this purpose, “shipping income” includes income that is derived from, or in connection with (i) the use of vessels, (ii) the hiring or leasing for use of vessels, (iii) the performance of services directly related to the use of vessels, and (iv) the participation in a pool, partnership, strategic alliance, joint operating agreement or other joint venture that directly or indirectly generates income described in (i) through (iii). For U.S. federal income tax purposes, U.S.-source shipping income includes 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States and 100% of shipping income attributable to transportation exclusively between U.S. ports. Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States and not subject to any U.S. federal income tax. We do not expect to engage in transportation that produces income that is considered to be 100% U.S.-source shipping income.

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

Whether we continue to qualify for the exemption under Section 883 may, in certain circumstances, depend on a specified percentage of our ordinary shares being owned, directly or indirectly, by shareholders who meet certain tests, including being resident in the United States or certain foreign countries. In such circumstances, we would be required to satisfy certain substantiation and reporting requirements to establish that we so qualify, which in turn would require such shareholders (and certain intermediaries through which they indirectly own our ordinary shares) to provide us with certain documentation. The ownership of our ordinary shares may not allow us to so qualify for the exemption under Section 883, or, even if the ownership of our ordinary shares would allow us to so qualify, we may not be able to satisfy the substantiation and reporting requirements that we would need to meet to establish that we so qualify. As a result, although we expect to use reasonable efforts to determine whether we can qualify for the exemption under Section 883, we cannot provide any assurance that we will qualify for the exemption under Section 883 for 2026 or any subsequent taxable year. If the benefits of Section 883 are unavailable, our U.S.-source shipping income would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, to the extent that such income is not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below. Because we expect that no more than 50% of our shipping income would be treated as U.S.-source shipping income under the sourcing rules described above, we expect that the maximum effective rate of U.S. federal income tax on our shipping income would not exceed 2% under the 4% gross basis tax rules. The imposition of this tax could have a negative effect on our business and could decrease our earnings available for distribution to our shareholders.

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

Subject to applicable limitations, including a holding period requirement, dividends paid on our ordinary shares to certain non-corporate U.S. Holders will generally be treated as “qualified dividend income” that is taxable to such U.S. Holders at preferential tax rates provided that (i) our ordinary shares are readily tradable on an established securities market in the United States (such as the NYSE, on which our ordinary shares are expected to be traded); and (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which, as discussed below, we do not believe that we are, were for our 2025 taxable year, or will be for any future taxable years). Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a non-corporate U.S. Holder. U.S. Holders should consult their tax advisers regarding the availability of the preferential tax rates on dividends in their particular circumstances.

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

We believe that we were not a PFIC for our 2025 taxable year. Based on our current and expected operations, we believe that we will not be a PFIC with respect to our 2026 taxable year and do not expect to become a PFIC in the foreseeable future. We intend to treat our income from our time charters and voyage charters, including through commercial pools, as services income, and not as rental income, for purposes of applying these rules. Accordingly, we believe that our income from our time charters and voyage charters, including through commercial pools, does not constitute passive income for purposes of determining whether we are a PFIC, and, consequently, the assets that we own and operate in connection with the production of that income do not constitute passive assets. While there is no authority under the PFIC rules that directly addresses the treatment of income derived from time charters and voyage charters, including through commercial pools, as passive or nonpassive income, there is substantial legal authority supporting the treatment of such income as not constituting passive income for other tax purposes. However, there is also authority which characterises income from time charters as rental income rather than services income for other tax purposes. Accordingly, the IRS or a court might not accept our position, and there is a risk that the IRS or a court may determine that we are a PFIC. Moreover, no assurance can be given that we would not become a PFIC for any future taxable year if the nature and extent of our operations change.

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

If we were to be treated as a PFIC for any taxable year and our ordinary shares were “regularly traded” on a “qualified exchange”, a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. Our ordinary shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter. The NYSE, on which our ordinary shares are expected to be listed, is a qualified exchange for this purpose. Even if the mark-to-market election is available with respect to our ordinary shares, such election will generally not be available with respect to any of our subsidiaries that are Lower-tier PFICs. U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances.

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

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and consolidated financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

However, we will file with the SEC, within four months after the end of each financial year, or such applicable time as required by the SEC, an annual report on Form 20-F containing consolidated financial statements audited by an independent registered public accounting firm. We also intend to furnish the SEC with current reports on Form 6-K that include quarterly consolidated financial statements. In accordance with the Holding Foreign Insiders Accountable Act, as of March 18, 2026 our executive officers and directors began making Section 16(a) beneficial ownership reports with the SEC.

In addition, since our ordinary shares are traded on the Oslo Børs, we have filed periodic and intermediate reports with, and furnished other information to, the Oslo Børs. Material information provided to the Oslo Bors is furnished to the SEC on Form 6-K.

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

If we are required to provide an annual report pursuant to the requirements of the Oslo Børs or Singapore law, we will submit the annual report to the SEC on Form 6-K in electronic format in accordance with the EDGAR Filer Manual.

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

Price Risk.

Our revenue is primarily derived from voyages carried out by the Hafnia Vessels and the TC Vessels. This makes us exposed to considerable volatility, particularly for those of our Hafnia Vessels and TC Vessels which operate on voyage charters in the spot market, or which operate in our spot market-oriented Pools. We have mitigated some of this volatility by employing some of our Hafnia Vessels and TC Vessels on 0–24-month time charters or long-term time charters for our newbuilds which provide an income stream that is not affected to the same extent by fluctuations in freight rates. In 2025, approximately 7% (2024: 5%, 2023: 5%) of our shipping revenue was derived from vessels under fixed income charters (comprising time charters).

We have additionally entered into freight forward agreements to manage our exposure to volatile freight rates. As of December 31, 2025, we had outstanding positions with a notional amount of $19.2 million (2024: $79.7 million, 2023: $69.7 million) which will mature in the 12 months from December 31, 2025.

If the spot rates for all of our vessel classes had increased or decreased by $1,000, our TCE income would be higher/lower by $31.3 million (2024: $37.1 million, 2023: $37.1 million) as a result of higher/lower spot rates.

Our Hafnia Vessels and TC Vessels primarily consume fuel oil, referred to in the shipping industry as bunkers, and therefore face the risk of fluctuations in fuel oil costs. The price of bunkers is affected by the global political and economic environment and can be unpredictable.

Historically, fuel expenses have been our most significant expense. Under a time charter, the charterer is responsible for fuel costs and therefore, fixed-income time charters reduce our exposure to fuel price fluctuations. We are exposed to fluctuations in bunker prices which are not reflected in the freight rates achieved by us. To reduce this exposure, we hedge our bunker exposure with oil product instruments to the extent that the bunker element in the freight rates achieved is considered fixed.

In 2025, fuel oil consumed by Hafnia Vessels and TC Vessels amounted to $267.7 million (2024: $357.5 million, 2023: $349.1 million). If the price of fuel had increased/decreased by $1 per metric ton with all other variables including tax rate being held constant, the net results would be lower/higher by $838,920 (2024: $891,737, 2023: $801,249) as a result of higher/lower fuel consumption expense.

We own vessels and lease vessels on sale and lease-back arrangements and therefore we are exposed to risks associated with changes in the value of the vessels, which can vary considerably during their useful lives, including as a result of fluctuations in freight rates. As at December 31, 2025, the carrying value of our Hafnia Vessels was $2,459.4 million (2024: $2,588.2 million, 2023: $2,742.1 million). Based on broker valuations, our Hafnia Vessels had a market value of $3,472.2 million as at December 31, 2025 (2024: $3,907.0 million, 2023: $4,214.4 million).

Currency Risk.

The functional currency of most of our Group entities is U.S. dollars. Our operating revenue, and the majority of our interest-bearing debt and contractual obligations for vessels under construction are denominated in U.S. dollars. Our Hafnia Vessels are also valued in U.S. dollars when trading in the second-hand market. We are exposed to foreign currency exchange risks for administrative expenses incurred by offices or agents globally, predominantly in Monaco, Denmark and Singapore. Further, we are required to pay port charges in currencies other than U.S. dollars; however, foreign currency exposure in port charges is minimal as any increase is usually compensated by a corresponding increase in freight, particularly in the tanker sector through industry-wide increases in Worldscale flat rates. At December 31, 2025, 2024 and 2023, we have assessed that we have immaterial exposure to foreign currency risks. However, we have entered into foreign exchange contracts to hedge its general and administrative costs to avoid short term volatility.

Interest Rate Risk.

We adopt a policy to ensure that between 40% and 75% of our interest rate risk exposure is fixed-rate or limited to a threshold. This is achieved partly by entering into fixed-rate instruments and partly by borrowing at a floating rate and using interest rate swaps as hedges of the variability in cash flows attributable to interest rate risk. We apply a hedge ratio of 1:1. We determine the existence of an economic relationship between the hedging instrument and hedged item based on the reference interest rates, tenors, repricing dates and maturities and the notional or par amounts. We assess whether the derivative designated in each hedging relationship is expected to be effective in offsetting changes in cash flows of the hedged item using the hypothetical derivative method. In these hedge relationships, the main sources of ineffectiveness are: (1) the effect of the counterparty and our own credit risk on the fair value of the swaps, which is not reflected in the change in the fair value of the hedged cash flows attributable to the change in interest rates; and (2) differences in repricing dates between the swaps and the borrowings. We have interest-bearing financial liabilities in the form of borrowings from external financial institutions at variable rates. We manage our cashflow interest rate risks by swapping a portion of our floating rate interest payments to fixed rate payments using interest rate swaps. A fundamental reform of major interest rate benchmarks has been undertaken globally to replace or reform IBOR with alternative nearly risk-free rates (referred to as “IBOR reform”). We had significant exposure to IBORs on our financial instruments which has been replaced or reformed as a part of the IBOR reform. Generally, U.S. LIBOR has been replaced by U.S. SOFR. We no longer have any instruments, including any hedging relationships, subject to IBOR rates.

We hold derivatives for risk management purposes. These derivatives have floated legs that are indexed to the U.S. dollar SOFR. Our derivative instruments are governed by contracts based on the ISDA master agreements.

If the interest rates had increased/decreased by 50 basis points, with all other variables including tax rate being held constant, the net results will be lower/higher by $1.5 million (2024: $2.8 million, 2023: $1.8 million) as a result of higher/lower interest expense on the portion of the borrowings that is not covered by the interest rate swap instruments. If the interest rates had increased/decreased by 50 basis points, with all other variables including tax rate being held constant, the net results will be lower/higher by approximately $2.3 million (2024: $4.8 million, 2023: $5.8 million) as a result of higher/lower interest expense on borrowings; had no hedging been in place.

Cash flow interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Fair value interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. We entered into interest rate agreements to limit exposure to interest rate fluctuations. As at December 31, 2025, the notional principal amount of these interest rate swaps represents 35% (2024: 45%, 2023: 80%) of our borrowings on floating interest rates.

Credit risk.

Our credit risk is primarily attributable to trade receivables and contract assets, cash and cash equivalents, restricted cash and loans receivable from joint ventures. The maximum exposure is represented by the carrying value of each financial asset on the balance sheet.

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

Credit risk is concentrated on several charterers. We adopt the policy of dealing only with customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to high-credit-quality financial institutions. We have policies that limit the amount of credit exposure to any financial institution.

Liquidity risk.

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities to meet operating and capital expenditure needs. To address the inherent unpredictability of short-term liquidity requirements, we maintain sufficient cash for our daily operations in short-term cash deposits with banks, have access to the unutilised portions of revolving credit facilities and borrowing base facilities with financial institutions.

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

See the “Notice of Scheme meeting and Explanatory Statement in relation to Hafnia Limited’s redomiciliation to Singapore”, attached as Exhibit 99.2 to Hafnia’s Form 6-K furnished to the SEC on August 19, 2024, for a discussion of the modifications to the rights of Hafnia’s security holders that resulted from Hafnia’s redomiciliation from Bermuda to Singapore and Hafnia’s common shares, par value $0.01 per share, becoming ordinary shares, no par value. There were no material modifications to the rights of Hafnia’s security holders in FY 2025.

ITEM 15.	CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our senior management, including our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to allow timely decisions regarding required disclosures.

Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives as there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.

We evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2025. Based on that evaluation, our CEO and CFO have concluded that, as of such date, our disclosure controls and procedures were effective.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

Our management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control over financial reporting is designed by management to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements.

An effective internal control system, no matter how well designed, has inherent limitations, including the possibility of human error or overriding of controls, and therefore can provide only reasonable assurance with respect to reliable financial reporting. Because of its inherent limitations, our internal control over financial reporting may not prevent or detect all misstatements, or fraud. In addition, projecting any evaluation of effectiveness of our internal control over financial reporting to future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025, based on criteria established in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on those criteria, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that our internal control over financial reporting was effective.

C.	Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2025, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in its report on the Company’s internal control over financial reporting included on page F-4 of this Annual Report.

D.	Changes in Internal Control Over Financial Reporting

During the period covered by this Annual Report and as described below, there were changes to our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Remediation of Previously Identified Material Weaknesses

As mentioned in our annual report on Form 20-F for the year ended December 31, 2024, we had identified three material weaknesses with respect to internal controls that related to:

(i)	not having a sufficient number of personnel with an appropriate level of IFRS accounting skills, SEC reporting knowledge and experience and training in internal control over financial reporting;

(ii)	not having sufficient information technology controls and documentation; and
(iii)	the review process over assumptions and inputs used in several key accounting estimates.

During 2024 and 2025, with the support of advisors and under the supervision of the Chief Financial Officer and the Audit Committee, management implemented several actions to remediate the previously identified material weaknesses, including:

(i)	enhancing the Group’s IFRS accounting skills and SEC reporting knowledge through the recruitment of qualified personnel;
(ii)	establishing and initiating a formal process to evaluate the design and implementation of the Group’s internal control over financial reporting;
(iii)	establishing a SOX program management office;
(iv)
engaging advisors to develop and implement additional on-the-job training and guidance for financial reporting personnel and control owners to enhance their understanding of the principles and requirements of internal controls and the relevant financial reporting requirements,

(v)	enhancing the design and documentation of our controls to evidence the existence of our controls, including information technology general controls, and
(vi)	enhancing existing and implementing additional management review controls related to the review of relevant assumptions and inputs used in key accounting estimates.

The Group implemented these remedial steps and successfully tested the related internal controls. As a result, the Group concluded that the remediation efforts resulted in the elimination of the previously identified material weaknesses as of December 31, 2025. While these material weaknesses have been remediated, the Group cannot assure you that the Group will not in the future have additional material weaknesses. Material weaknesses may still exist when we report in the future on the effectiveness of the Group’s internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act. See “Item 3. Key Information — D. Risk Factors – Risks Related to Ownership of Our Ordinary Shares — If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.”

Other than as described in this Item 15.D., there were no changes in the Group’s internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Peter Read and Ms. Suyin Anand are independent directors and audit committee financial experts in accordance with SEC Rule 10a-3 pursuant to Section 10A of the Exchange Act.

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

Our principal accountant for the financial years ended December 31, 2025, and December 31, 2024 was KPMG LLP (PCAOB ID: 1051).

The following table sets forth the aggregate fees in connection with certain professional services rendered by our principal accountant for the audit of our annual consolidated financial statements and services provided by the principal accountant in connection with statutory and regulatory filings and engagements:

	For the financial year ended December 31,
(in thousands of US$)	2025	2024
Audit Fees (a)	3,610	2,023
Audit-Related Fees (b)	58	42
Other Fees (c)	183	267
Total	3,851	2,332

Our Audit Committee approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors.

(a)	Audit Fees

Audit Fees include the aggregate fees for professional services rendered in connection with the audit of our annual consolidated financial statements and audit services related to the NYSE Listing, including services related to the review of documents filed with the SEC.

(b)	Audit-Related Fees

Audit-related fees consisted of assurance and related services rendered by the principal accountant related to the performance of the audit of our consolidated financial statements which have not been reported under Audit Fees above.

(c)	Other Fees

Other fees consisted of assurance services in relation to the Group’s sustainability reporting, prepared in accordance with the Corporate Sustainability Reporting Directive, and tax services related to transfer pricing documentation rendered by the principal accountant.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total number of ordinary shares purchased	Average price paid per share (in U.S. dollars)	Total number of shares purchased as part of publicly announced	Maximum amount that may yet be purchased
January 2025 (January 1 – January 27, 2025)	5,245,557	5.26	5,245,557	$23,305,399
Total	5,245,557	5.26	5,245,557	$23,305,399

2024 $100 million Shares Buyback Program

On November 27, 2024, our Board of Directors authorised a share buyback program (the “Share Buyback Program”), to purchase up to 18,000,000 shares for a total amount of up to USD 100,000,000 during the period from December 2, 2024 until no later than January 27, 2025. Repurchases were made through open market transactions on the NYSE in accordance with U.S. securities laws and regulations, including compliance with the safe harbour provided by Rule 10b-18 and 10b5-1 promulgated by the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended.

In December 2024 and January 2025, we repurchased $49.1 million and $27.6 million, respectively, in aggregate principal amount. Please see “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Dividend Policy” for a description of the interaction of the Share Buyback Program with our dividend policy. On January 27, 2025, we announced the end of the Share Buyback Program.

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

We have aligned our corporate governance practices with the Norwegian Code of Practice for Corporate Governance dated August 28, 2025 issued by the Norwegian Corporate Governance Board (the “Code of Practice”).

A report on our compliance with the Code of Practice is attached to this Annual Report as Exhibit 15.2.

For a summary of any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under NYSE rules, please see “– Foreign Private Issuer Exemption” below.

Foreign Private Issuer Exemption

In general, under the NYSE corporate governance standards, foreign private issuers, as defined under the Exchange Act, are permitted to follow home country corporate governance practices instead of the corporate governance practices of the NYSE, subject to certain exceptions. Accordingly, we intend to follow certain corporate governance practices of our home country, Singapore, and the jurisdiction of our principal listing, Norway, in lieu of certain of the corporate governance requirements of the NYSE. A brief summary of those differences is provided below. Additionally, though the CEO of a U.S. domestic company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards, as a foreign private issuer we are exempt from that requirement.

Independence of directors. The NYSE requires that a listed U.S. company maintain a majority of independent directors. As permitted under Singapore law and our Constitution, our Board of Directors is composed of five members, of whom four qualify as “independent” under the listing standards of the NYSE.

Audit committee. The NYSE requires, among other things, that a listed NYSE U.S. company have an audit committee of at least three members all of whom must be independent in accordance with Rule 10A-3 under the Exchange Act and an audit committee charter specifying certain specific duties and obligations of the audit committee. Consistent with our status as a foreign private issuer and the jurisdiction of our domicile (Singapore), our Audit Committee consists of two members (who are independent under the NYSE listing standards and U.S. securities laws relating to audit committees) and we will rely on home country practice in Singapore to be exempt from certain of the corporate governance requirements of the NYSE, including the requirement to have three audit committee members.

Compensation committee. The NYSE requires that a listed NYSE U.S. company have a compensation committee of independent directors and a compensation committee charter specifying the purpose, duties and evaluation procedures of the compensation committee. We will rely on home country practice in Singapore to be exempted from certain of the corporate governance requirements of the NYSE, such that we will not be amending the composition of our current Remuneration Committee.

Nominating and governance committee. The NYSE requires that a listed NYSE U.S. company have a nominating/corporate governance committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee. We will rely on home country practice in Singapore to be exempted from certain of the corporate governance requirements of the NYSE, although we currently have a Nomination Committee responsible for the Board of Directors succession plans by nominating candidates for the election as directors and as chair of the Board of Directors and for nominating members of the Nomination Committee, as well as making recommendations for remuneration of these persons.

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

Corporate governance guidelines. The NYSE requires U.S. companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things, director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Singapore law and we have not adopted such guidelines. We have adopted a corporate governance policy, a copy of which can be found on our website at www.hafnia.com. This website is provided as an inactive textual reference only. None of the information contained on this website is incorporated into or forms a part of this Annual Report. As stated above, we have aligned our corporate governance practices with the Code of Practice.

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

In addition, as a foreign private issuer, we will not be subject to the following requirements under U.S. securities laws applicable to domestic issuers:

•	The requirement to file quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders.
•	The requirement to file reports on Form 8-K disclosing significant events within four business days of their occurrence.
•	The disclosure requirements of Regulation FD.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICY

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

Our cybersecurity risk management strategy aligns with regulatory frameworks, including the NIS2 Directive, SEC disclosure requirements (Item 16K), IMO cybersecurity guidelines and GDPR data protection obligations. As of the date of this Annual Report, we have not experienced any material impact from the implementation of NIS2.

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

•	Policies and Guidelines: Detailed set of cybersecurity policies and procedures for employees.
•	Regular Risk Assessments & Audits: Cyber risk assessments are conducted quarterly to identify vulnerabilities and implement controls.
•	Regulatory Compliance: We adhere to NIS2, SEC 16K, IMO, and GDPR cybersecurity standards.

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

Cybersecurity Threats and Incident Disclosure

For the year ended December 31, 2025, through the date of this report, to our knowledge we have not experienced any material cybersecurity incidents. Despite this, we acknowledge the evolving nature of cybersecurity threats, including ransomware attacks, phishing, data breaches, and supply chain vulnerabilities.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

Financial Statements are filed as part of this Annual Report, beginning on page F-1.

ITEM 18.	FINANCIAL STATEMENTS

We have responded to Item 17 in lieu of this item.

ITEM 19.	EXHIBITS

The following documents are filed as part of this Annual Report.

EXHIBIT INDEX

Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit	Filing Date
1.1*	Constitution of Hafnia Limited	20-F	001-41996	1.1	April 30, 2025

1.2*	Certificate of Incorporation of BW Pacific Limited, Certificate of Incorporation on Change of Name to BW Tankers Limited, Certificate of Incorporation on Change of Name to Hafnia Limited and Certificate of Merger of Hafnia Limited with BW Tankers Corporation	20-F	001-41996	1.3	March 27, 2024

1.3*	Certificate Confirming Registration by Transfer of Company	20-F	001-41996	1.3	April 30, 2025

2.1*	Shareholder Rights Agreement	6-K	001-41996	99.2	July 12, 2024

2.2	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

4.1	Corporate Services Agreement for 2026

4.2	Sale and Purchase Agreement, dated as of September 11, 2025, by and between OCM Njord Holdings S.a r.l. and Hafnia Limited

8.1	List of subsidiaries

11.3	Insider Policy

12.1	Certification of the Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Finance Officer under Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Finance Officer under Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Clarksons

15.2	Corporate Governance Report

97.1*	Policy for the Recovery of Erroneously Rewarded Compensation	20-F	001-41996	97.1	April 30, 2025

101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Schema Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104.1	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Previously filed and incorporated by reference herein.
**	To be filed by amendment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

Date: April 17, 2026	Hafnia Limited

	By:	/s/ Mikael Øpstun Skov
	Name:	Mikael Øpstun Skov
	Title:	Chief Executive Officer

	By:	/s/ Petrus Wouter Van Echtelt
	Name:	Petrus Wouter Van Echtelt
	Title:	Chief Financial Officer

HAFNIA LIMITED
(The Company was incorporated in Bermuda and re-domiciled in Singapore on 1 October 2024, Registration Number: 202440137E)
AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
As of 31 December 2025, and 2024 and each of the years in the three-year period ended 31 December 2025

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Hafnia Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Hafnia Limited and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 17, 2026  expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements; and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Sufficiency of audit evidence on revenue from voyage charters in progress at year-end

As discussed in Note 3 to the consolidated financial statements, the Company had US$1,252,686 thousands and US$860,078 thousands of revenue from voyage charters for Hafnia Vessels and TC Vessels, and External Vessels in Disponent-Owner Pools, respectively for the year ended December 31, 2025, a portion of which related to voyage charters in progress at year-end. As discussed in Note 2.4(a), the Company recognizes revenue for voyage charters using the load-to-discharge method based on the percentage of estimated duration of the voyage completed at year-end and the amount of consideration that the Company expects to be entitled to.

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

We obtained the Company’s assessment of estimated revenue from voyage charters in progress at year-end based on subsequent actual results and evaluated the impact on recorded amount of revenue. We evaluated the design and tested the operating effectiveness of certain internal controls used by the Company in assessing the appropriateness of the estimated revenue from voyage charters in progress at year-end.

We selected a sample of voyage charters in progress at year-end and performed the following procedures: (1) compared details of voyage start dates, voyage completion dates (that occurred subsequent to year-end), and actual considerations the Company was entitled to, against the underlying original documents; and (2) developed expectations of revenue from voyage charters in progress at year-end based on the underlying original documents and subsequent actual results and compared them to the estimated revenue from voyage charters in progress at year-end. We evaluated the sufficiency of audit evidence obtained by assessing the results of the procedures performed, including the appropriateness of the nature and extent of such evidence.

/s/ KPMG LLP

We have served as the Company’s auditor since 2018.

Singapore
April 17, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Hafnia Limited:

Opinion on Internal Control Over Financial Reporting

We have audited Hafnia Limited and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements), and our report dated April 17, 2026 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Singapore
April 17, 2026

HAFNIA LIMITED
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the year ended 31 December

	Note	2025 US$’000	2024 US$’000	2023 US$’000
Revenue (Hafnia Vessels and TC Vessels)	3	1,421,831	1,935,596	1,915,472
Revenue (External Vessels in Disponent-Owner Pools)[1]	3	860,078	933,051	756,234
Voyage expenses (Hafnia Vessels and TC Vessels)	4	(465,957)	(544,317)	(548,865)
Voyage expenses (External Vessels in Disponent-Owner Pools)[1]	4	(329,566)	(332,802)	(279,749)
Pool distributions for External Vessels in Disponent-Owner Pools[1]		(530,512)	(600,249)	(476,485)
		955,874	1,391,279	1,366,607

Other operating income		31,101	35,195	44,984
Vessel operating expenses	4	(282,123)	(278,041)	(268,869)
Technical management expenses		(27,082)	(28,173)	(25,692)
Charter hire expenses		(33,415)	(48,496)	(34,571)
Other expenses	4	(84,876)	(79,446)	(69,571)
		559,479	992,318	1,012,888

Gain on disposal of assets		12,236	28,520	56,087
Depreciation charge of property, plant and equipment		(201,702)	(214,308)	(209,727)
Amortisation charge of intangible assets		(427)	(803)	(1,300)
Operating profit		369,586	805,727	857,948

Interest income		13,496	16,317	17,629
Interest expense		(49,768)	(52,375)	(77,385)
Capitalised financing fees written off		(2,720)	(2,069)	(5,894)
Other finance expense		(5,607)	(9,662)	(11,845)
Finance expense – net		(44,599)	(47,789)	(77,495)

Share of profit of equity-accounted investees, net of tax	10	17,190	20,515	19,073
Profit before income tax		342,177	778,453	799,526

Income tax expense	5	(2,495)	(4,418)	(6,251)
Profit for the financial year		339,682	774,035	793,275

Other comprehensive income/(loss):

Items that may be subsequently reclassified to profit or loss
Foreign operations - foreign currency translation differences		325	(135)	(92)
Cash flow hedges - effective portion of changes in fair value		(2,822)	14,522	13,378
Cash flow hedges - reclassified to profit or loss		(10,057)	(33,129)	(42,524)
		(12,554)	(18,742)	(29,238)
Item that will not be subsequently reclassified to profit or loss
Equity investments at FVOCI – net change in fair value		(36,957)	1,186	9,720
Total other comprehensive loss, net of tax		(49,511)	(17,556)	(19,518)

Total comprehensive income for the year		290,171	756,479	773,757

Earnings per share attributable to the equity holders of the Company
(expressed in US$ per share)
Basic earnings per share	6	0.68	1.52	1.57
Diluted earnings per share	6	0.67	1.50	1.56

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

HAFNIA LIMITED
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
As at 31 December

	Note	2025 US$’000	2024 US$’000
Vessels and scrubbers	7	2,344,757	2,521,223
Dry docking	7	114,636	66,945
Right-of-use assets - Vessels	7	38,413	18,661
Other property, plant and equipment	7	865	733
Total property, plant and equipment		2,498,671	2,607,562

Intangible assets		83	510
Total intangible assets		83	510

Other investments	20	297,581	23,069
Derivative financial instruments	8	2,627	12,024
Restricted cash	13	10,000	13,542
Loans receivable from joint ventures	9	59,845	64,133
Joint ventures	10	97,821	81,371
Trade and other receivables, and prepayments	12	1,320	—
Total other non-current assets		469,194	194,139

Total non-current assets		2,967,948	2,802,211

Intangible assets		16,665	5,919
Total intangible assets		16,665	5,919

Inventories	11	69,027	94,155
Trade and other receivables, and prepayments	12	521,954	503,836
Derivative financial instruments	8	6,237	12,601
Cash at bank and on hand	13	103,609	195,271
Cash retained in the commercial pools	13	88,966	88,297
Assets held for sale	7	37,490	—
Total other current assets		827,283	894,160

Total current assets		843,948	900,079

Total assets		3,811,896	3,702,290

Share capital	14	1,093,055	1,093,055
Other reserves	15	468,761	517,713
Treasury shares	14	(78,449)	(53,439)
Retained earnings		846,220	705,177
Total shareholders’ equity		2,329,587	2,262,506

Borrowings	16	910,402	785,954
Total non-current liabilities		910,402	785,954

Borrowings	16	212,574	336,295
Derivative financial instruments	8	163	1,939
Current income tax liabilities		5,019	2,757
Trade and other payables, and provisions	17	354,151	312,839
Total current liabilities		571,907	653,830

Total liabilities		1,482,309	1,439,784

Total shareholders’ equity and liabilities		3,811,896	3,702,290

The accompanying notes form an integral part of these consolidated financial statements.

HAFNIA LIMITED
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the financial year ended 31 December

	Note	Share capital US$’000	Translation reserve US$’000	Hedging reserve US$’000	Treasury shares US$’000	Capital reserve US$’000	Share-based payment reserve US$’000	Fair value reserves US$’000	Retained earnings US$’000	Total US$’000
Balance at 1 January 2025		1,093,055	(198)	20,705	(53,439)	482,382	3,918	10,906	705,177	2,262,506
Transactions with owners
Equity-settled share-based payment		—	—	—	—	—	3,205	—	—	3,205
Share options exercised		—	—	—	2,646	(2,112)	(534)			—
Purchase of treasury shares	14	—	—	—	(27,656)	—	—	—	—	(27,656)
Dividends paid	23	—	—	—	—	—	—	—	(198,639)	(198,639)
Total transactions with owners		—	—	—	(25,010)	(2,112)	2,671	—	(198,639)	(223,090)
Total comprehensive income
Profit for the financial year		—	—	—	—	—	—	—	339,682	339,682
Other comprehensive income/(loss)		—	325	(12,879)	—	—	—	(36,957)	—	(49,511)
Total comprehensive income for the year		—	325	(12,879)	—	—	—	(36,957)	339,682	290,171
Balance at 31 December 2025		1,093,055	127	7,826	(78,449)	480,270	6,589	(26,051)	846,220	2,329,587

	Note	Share capital US$’000	Share premium US$’000	Contributed surplus US$’000	Translation reserve US$’000	Hedging reserve US$’000	Treasury shares US$’000	Capital reserve US$’000	Share- based payment reserve US$’000	Fair value reserves US$’000	Retained earnings US$’000	Total US$’000
Balance at 1 January 2024		5,069	1,044,849	537,112	(63)	39,312	(17,951)	(25,137)	3,788	9,720	631,025	2,227,724
Transactions with owners
Equity-settled share-based payment		—	—	—	—	—	—	—	2,960	—	—	2,960
Share options exercised		—	—	—	—	—	33,358	(29,593)	(2,830)	—	—	935
Purchase of treasury shares and issuance of shares	14	57	43,080	—	—	—	(68,846)	—	—	—	—	(25,709)
Dividends paid	23	—	—	—	—	—	—	—	—	—	(699,883)	(699,883)
Total transactions with owners		57	43,080	-	—	—	(35,488)	(29,593)	130	—	(699,883)	(721,697)
Other transactions
Effect of re-domiciliation	14	1,087,929	(1,087,929)	(537,112)	—	—	—	537,112	—	—	—	—
Total other transactions		1,087,929	(1,087,929)	(537,112)	—	—	—	537,112	—	—	—	—
Total comprehensive income
Profit for the financial year		—	—	—	—	—	—	—	—	—	774,035	774,035
Other comprehensive (loss)/income		—	—	—	(135)	(18,607)	—	—	—	1,186	—	(17,556)
Total comprehensive income for the year		—	—	—	(135)	(18,607)	—	—	—	1,186	774,035	756,479
Balance at 31 December 2024		1,093,055	—	—	(198)	20,705	(53,439)	482,382	3,918	10,906	705,177	2,262,506

The accompanying notes form an integral part of these consolidated financial statements.

HAFNIA LIMITED
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the financial year ended 31 December

	Note	Share capital US$’000	Share premium US$’000	Contributed surplus US$’000	Translation reserve US$’000	Hedging reserve US$’000	Treasury shares US$’000	Capital reserve US$’000	Share-based payment reserve US$’000	Fair value reserves US$’000	Retained earnings US$’000	Total US$’000
Balance at 1 January 2023		5,035	1,023,996	537,112	29	68,458	(12,675)	(710)	5,873	—	381,886	2,009,004
Transactions with owners
Equity-settled share-based payment		—	—	—	—	—	—	—	2,822	—	—	2,822
Share options exercised		—	—	—	—	—	39,063	(24,427)	(4,907)	—	—	9,729
Purchase of treasury shares and issuance of shares	14	34	20,853	—	—	—	(44,339)	—	—	—	—	(23,452)
Dividends paid	23	—	—	—	—	—	—	—	—	—	(544,136)	(544,136)
Total transactions with owners		34	20,853	—	—	—	(5,276)	(24,427)	(2,085)	—	(544,136)	(555,037)
Total comprehensive income
Profit for the financial year		—	—	—	—	—	—	—	—	—	793,275	793,275
Other comprehensive (loss)/income		—	—	—	(92)	(29,146)	—	—	—	9,720	—	(19,518)
Total comprehensive income for the year		—	—	—	(92)	(29,146)	—	—	—	9,720	793,275	773,757
Balance at 31 December 2023		5,069	1,044,849	537,112	(63)	39,312	(17,951)	(25,137)	3,788	9,720	631,025	2,227,724

The accompanying notes form an integral part of these consolidated financial statements.

HAFNIA LIMITED
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
For the financial year ended 31 December

	Note	2025 US$’000	2024 US$’000	2023 US$’000
Cash flows from operating activities
Profit for the financial year		339,682	774,035	793,275

Adjustments for:
- income tax expense		2,495	4,418	6,251
- depreciation and amortisation charges		202,129	215,111	211,027
- gain on disposal of assets		(12,236)	(28,520)	(56,087)
- interest income		(13,496)	(16,317)	(17,629)
- finance expense		58,095	64,106	95,124
- share of profit of equity-accounted investees, net of tax		(17,190)	(20,515)	(19,073)
- equity-settled share-based payment transactions		3,205	2,960	2,822
Operating cash flows before working capital changes		562,684	995,278	1,015,710

Changes in working capital:
- intangible assets		(10,746)	(5,919)	—
- inventories		25,128	13,549	(17,773)
- trade and other receivables, and prepayments		(15,347)	86,140	(139,166)
- trade and other payables, and provisions		41,329	(49,170)	205,663
Cash generated from operations		603,048	1,039,878	1,064,434
Income tax paid		(159)	(9,514)	(3,628)
Net cash provided by operating activities		602,889	1,030,364	1,060,806

Cash flows from investing activities
Interest income received		12,006	12,459	13,583
Loan to joint ventures	9	(10,918)	(13,207)	(15,488)
Acquisition of other investments	20(f)	(311,433)	(861)	(10,408)
Equity investment in joint ventures	10	(25)	(2,217)	(2,240)
Return of investment in joint venture		1,000	1,360	—
Purchase of intangible assets		—	(23)	—
Proceeds from disposal of property, plant and equipment	7	75,536	57,098	142,793
Proceeds from disposal of other investments		-	2,343	—
Repayment of loans by joint ventures	9	16,316	22,540	23,975
Dividend received from joint venture	10	—	—	500
Purchase of property, plant and equipment	7	(146,199)	(49,600)	(184,392)
Net cash (used in)/provided by investing activities		(363,717)	29,892	(31,677)

Cash flows from financing activities
Proceeds from borrowings from external financial institutions		900,000	110,000	247,030
Repayment of borrowings to external financial institutions		(422,774)	(109,136)	(309,064)
Repayment of borrowings to non-related parties		—	—	(5,429)
Repayment of lease liabilities		(524,267)	(201,191)	(390,153)
Payment of financing fees		(7,284)	(1,085)	(3,997)
Interest paid to external financial institutions[1]		(57,496)	(71,727)	(109,006)
Interest paid to a third party		—	—	(5,707)
Proceeds from exercise of employee share options		—	935	9,286
Proceeds from settlement of derivative financial instruments[1]		12,105	30,044	35,372
Dividends paid	23	(198,639)	(699,883)	(544,136)
Repurchase of treasury shares	14	(27,656)	(49,161)	—
Other finance expense paid		(4,154)	(8,005)	(11,129)
Net cash used in financing activities		(330,165)	(999,209)	(1,086,933)

Net (decrease)/increase in cash and cash equivalents		(90,993)	61,047	(57,804)
Cash and cash equivalents at beginning of the financial year		283,568	222,521	280,325
Cash and cash equivalents at end of the financial year	13	192,575	283,568	222,521

Cash and cash equivalents at end of the financial year comprises of:
Cash at bank and on hand		103,609	195,271	141,621
Cash retained in the commercial pools		88,966	88,297	80,900
		192,575	283,568	222,521

1 Revisions were made to the prior years comparatives as the Group had previously presented proceeds from settlement of derivative financial instruments of US$30,044,000 (2023: US$35,372,000) for the financial year ended 31 December 2024 and 31 December 2023 within interest paid to external financial institutions on  a net basis. The Group has revised the prior years comparatives of proceeds from settlement of derivative financial instruments to be presented on a gross basis in accordance with IAS 7. The revision in comparatives had been assessed by the Group to be immaterial.

The accompanying notes form an integral part of these consolidated financial statements.

Material non-cash transactions
On 2 January 2024, the Company settled borrowed shares from BW Group Limited, amounting to US$23.4 million, through the issuance of 3,431,577 new ordinary shares.

Reconciliation of liabilities arising from financing activities

			Non-cash changes US$’000
	1 January 2025 US$’000	Financial cash flows (i) US$’000	Additional leases capitalised during the financial year	Interest expense and Other finance expense	Fair value changes on cash flow hedges	Capitalised financing fees written off	31 December 2025 US$’000
Bank borrowings	575,376	432,119	—	40,353	—	277	1,048,125
Finance and other lease liabilities	546,873	(543,759)	47,402	21,892	—	2,443	74,851
Derivative financial instruments	(22,935)	12,105	—	(8,320)	11,143	—	(8,007)

			Non-cash changes US$’000
	1 January 2024 US$’000	Financial cash flows (i) US$’000	Additional leases capitalised during the financial year	Interest expense	Fair value changes on cash flow hedges	Capitalised financing fees written off	31 December 2024 US$’000
Bank borrowings	572,511	(36,604)	—	39,469	—	—	575,376
Finance and other lease liabilities	719,840	(244,044)	22,806	46,202	—	2,069	546,873
Derivative financial instruments	(45,964)	37,551	—	—	(14,522)	—	(22,935)

			Non-cash changes US$’000
	1 January 2023 US$’000	Financial cash flows (i) US$’000	Extinguishment of finance lease liability against receivables	Additional leases capitalised during the financial year	Interest expense	Fair value changes on cash flow hedges	Capitalised financing fees written off	31 December 2023 US$’000
Bank borrowings	726,376	(201,957)	—	—	46,213	—	1,879	572,511
Loan from non-related parties	5,429	(11,136)	—	—	5,707	—	—	—
Finance and other lease liabilities	1,043,482	(362,310)	(44,600)	11,852	67,401	—	4,015	719,840
Derivative financial instruments	(69,136)	35,963	—	—	—	(12,791)	—	(45,964)

(i)
The financing cash flows make up the net amount of proceeds from borrowings, repayments of borrowings, interest paid, financing fees paid, proceeds from settlement of derivative financial instruments and other finance expense paid as reported in the consolidated statement of cash flows.

The accompanying notes form an integral part of these consolidated financial statements.

HAFNIA LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the financial year ended 31 December 2025

These notes form an integral part of and should be read in conjunction with the accompanying consolidated financial statements.

1	General information

Hafnia Limited (the “Company” and together with its subsidiaries, the “Group”) is listed on the Oslo and New York Stock Exchanges. It was incorporated and domiciled in Bermuda, but was re-domiciled to Singapore on 1 October 2024, with its registered office located at 10 Pasir Panjang Road, #18-01 Mapletree Business City, Singapore 117438.

The principal activity of the Company is that of investment holding. The principal activities of its subsidiaries are ship owning, chartering and provision of global maritime services in the product and chemical tankers market.

These consolidated financial statements were authorised for issue by the Board of Directors of the Company on 17 April 2026.

2.	Material accounting policies

2.1	Basis of preparation

The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”) ,and have been prepared under the historical cost convention, except as disclosed in the accounting policies below.

2.2	Changes in material accounting policies

New standards and amendment to published standards, effective in 2025 and subsequent financial years

The Group has applied the following amendment to IFRS for the first time for the annual period beginning on 1 January 2025:
•	Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability.

This amendment does not have a material effect on the consolidated financial statements.

Accounting standard issued and not yet effective

The following new standards, interpretations, and amendments to standards will become effective for the first time in annual periods beginning after 1 January 2025, and early adoption is permitted. In preparing these consolidated financial statements, the Group has not early adopted any new or amended standards or interpretations.

i)	IFRS 18 – Presentation and Disclosures in Financial Statements
IFRS 18 Presentation and Disclosure in Financial Statements replaces IAS 1 Presentation of Financial Statements, applies for annual reporting periods beginning on or after 1 January 2027. The new standard introduces the following key new requirements:

•
Entities are required to classify all income and expenses into five categories in the statement of profit or loss, namely the operating, investing, financing, discontinued operations and income tax categories. Entities are also required to present a newly defined operating profit subtotal.

•	Management defined performance measures (MPMs) are disclosed in a single note in the financial statements.
•	Enhanced guidance is provided on how to group information in the financial statements.

In addition, all entities are required to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operating cash flows under the indirect method.

The Group intends to adopt this new standard when it becomes effective. At the date of authorization of the consolidated financial statements, the Group continues to assess and evaluate the impact to its financials on the initial adoption of these new accounting standards and interpretations and its related applicable period.
ii)	Other accounting standards

The following amendments to IFRS are not expected to have a material impact on the Group’s consolidated financial statements.
•	Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)
•	Annual Improvements to IFRS – Volume 11; and
•	Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and IFRS 7)

2.	Material accounting policies (continued)

2.3	Critical accounting judgements and estimates

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

Information about critical judgements in applying accounting policies that have the most material effect on the amounts recognised in the consolidated financial statements is included in the following notes:

Note 2.3(a) – Revenue recognition under the “disponent-owner” model.
Note 2.3(a) and 2.9 – Definition and identification of cash generating units.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amounts within the next financial year are included in the following notes:

Note 2.3(b) and 2.9 – Impairment of non-financial assets and cash generating units;
Note 2.3(b), 2.6 and 7(d) – Residual value assumptions and useful lives of vessels, dry-docking and scrubbers;

(a)	Critical judgements in applying the Group’s accounting policies

The following are the critical judgements that management has made in the process of applying the Group’s accounting policies and which have the most material effect on the amounts recognised in the consolidated financial statements.

Accounting for pool arrangements

The Group is involved in a commercial pool arrangement whereby vessels are managed by the Group under the “disponent-owner” model (“Disponent-Owner Pools”).

The Group operates as a pool manager for nine (2024: ten, 2023: nine) commercial pools:

(1)	Long Range I (“LR1”) Pool

(2)	Panamax Pool

(3)	Long Range II (“LR2”) Pool

(4)	Medium range (“MR”) Pool

(5)	Handy size (“Handy”) Pool

(6)	Chemical handy size (“Chemical-Handy”) Pool

(7)	Chemical medium range (“Chemical-MR”) Pool

(8)	Small and City tankers (“Specialised”) Pools

2.	Material accounting policies (continued)

For a pool arrangement under the Disponent-Owner Pools, the key considerations are:

•	The pool agreement establishes a time-charter arrangement for the vessels in the Disponent-Owner Pools between the pool participants and the pool manager;

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

2.	Material accounting policies (continued)

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

On the consolidated balance sheet, the Group recognises the pool’s assets and liabilities over which the Group, as pool manager, has legal rights and obligations respectively. This includes all cash balances of the pool as the pool bank accounts are opened in the name of the pool manager; all trade receivables from end charterers for which contracts are entered into in the name of the pool manager as the “disponent-owner”; the trade payables for which contracts are entered into in the name of the pool manager; and fuel oil as inventory and its corresponding payables, as the pool manager purchases fuel oil as the “disponent-owner” of the vessels based on the contractual terms of the Pool Agreements under the “disponent-owner” model.

Identification of cash-generating units

The Group organises the commercial management of the fleet of vessels into nine (2024: ten, 2023: nine) individual commercial pools. For the financial years ended 31 December 2025, 2024 and 2023, there are no Hafnia Vessels or TC Vessels in the Specialised Pools. The Group has assessed that each individual commercial pool constitutes a separate cash-generating unit (“CGU”). This is due to 1) the vessels in each individual pool generating cashflows that are largely interdependent with each other, as the pool arrangements create operational dependencies between vessels in each segment as the pool manager has the right and ability to direct and deploy all the vessels to gain efficiencies for the entire fleet of vessels in the pool; 2) the decisions of the pool manager are made solely for the benefit of the entire commercial pool and not for individual vessels; and 3) each individual pool is managed on a portfolio basis to optimise performance and for internal and external management reporting. For vessels outside of the commercial pools and deployed on a time-charter basis, each of these vessels constitutes a separate CGU. Any time-chartered in vessels which are recognised as right-of-use assets by the Group and subsequently deployed in the commercial pools are included as part of the pool CGUs.

(b)	Critical accounting estimates

The key assumptions concerning the future and other critical accounting estimates at the end of the balance sheet date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are disclosed below. Estimates and underlying assumptions are reviewed on an ongoing basis and are consistent with the Group’s risk assessment where appropriate. Revisions to accounting estimates are recognised prospectively.

Impairment of non-financial assets

Property, plant and equipment and right-of-use assets are tested for impairment at least annually or whenever there is any objective evidence or indication that these assets may be impaired. The recoverable amount of an asset, and where applicable, a CGU, is determined based on the higher of fair value less costs to sell and value-in-use calculations prepared on the basis of management’s assumptions and estimates.

All impairment calculations demand a high degree of estimation, which include assessments of the expected cash flows arising from such assets under various modes of deployment, and the selection of discount rates. Changes to these estimates may materially impact the impairment charges recognised, and future changes may lead to reversals of any previously recognised impairment charges. The Group views that the forecast of future freight rates, representing the main driver of recoverable amounts of the Group’s vessels to be inherently difficult to estimate. This is further complicated by the volatility in oil prices caused by geopolitics and macroeconomic forces, together with the cyclical nature of freight rates prevailing in the tankers market.

Changes to these brokers’ estimates may materially impact the impairment charges recognised and future changes may lead to reversals of any previously recognised impairment charges.

2.	Material accounting policies (continued)

Vessel life and residual value

The Group depreciates the vessels on a straight-line basis after deduction of residual values over the ship’s estimated useful life of 25 years, from the date the ship was originally delivered from the shipyard. Scrubbers are depreciated over an estimated useful life of 5 years, which management considers reasonable based on expected usage. Dry docking costs are generally depreciated over 2.5 to 5 years depending on the age and serviceability of the vessels. Vessel residual value is estimated by multiplying the lightweight tonnage of each vessel by the prevailing scrap value, less the estimated cost to scrap. Management reviews the residual value at each reporting date, considering factors such as trends in steel prices, vessel type and flag, estimated bunkers on vessel, delivery location, and overall market conditions. Consequently, residual value may change due to fluctuations in these estimates. Any adjustments arising from changes in these estimates are recognised prospectively.

The useful lives of vessels, scrubbers and dry dockings and vessel residual values are critical accounting estimates as they directly impact the amount of depreciation charge to be presented in the consolidated financial statements. Due to the size of the Group’s fleet of owned vessels, the impact could be material depending on the estimates adopted by management.

2.4	Revenue and income recognition

Revenue comprises the fair value of consideration received or receivable for the rendering of services in the ordinary course of the Group’s activities, net of rebates, discounts and off-hire charges, and after eliminating sales within the Group.

(a)	Revenue

The Group’s source of revenue is vessel revenue, comprising of time charter hire and voyage charter hire. Revenue is recognised when or as performance obligations are satisfied by transferring services to the customer over time, provided that the stage of completion can be measured reliably. Revenue is measured as the consideration that the Group expects to be entitled. Vessel revenue (voyage charter hire and demurrage revenue) is recognised in the Consolidated Statement of Comprehensive Income according to the entered charter parties from the date of load to the date of delivery of the cargo (discharge). The recognition is determined using the load-to-discharge method based on the percentage of the estimated duration of the voyage completed at the balance sheet date because the customer receives the benefit during the voyage as it is provided.

Time charter hire - The Group earns time charter revenue as a lessor by placing its vessels on time charter arrangements with end charterers. Revenue generated from time charter hire is accounted for as revenue earned under operating leases and is therefore within the scope of IFRS 16 – Leases. The Group has determined that the existing time charter arrangements meet the definition of an operating lease under IFRS 16, with the Group as lessor, on the basis that the charterer manages the vessels to enter into transportation contracts with their customers, and thereby enjoys the economic benefits derived from such arrangements.

Furthermore, the charterer can direct the use of a vessel (subject to certain limitations in the charter arrangement) throughout the period of use.

2.	Material accounting policies (continued)

Moreover, under IFRS 16, the Group is required to identify the lease and non-lease components of revenue and account for each component in accordance with the applicable accounting standard. In the time charter arrangements, the Group has determined that the lease component is the vessel, and the non-lease component is the technical management services provided to operate the vessel. These components are accounted for as follows:

•	Fixed lease revenue earned under these time charter arrangements is recognised on a straight-line basis over the term of the lease.

•
The non-lease component is accounted for as services revenue under IFRS 15 - Revenue from Contracts with Customers. This revenue is recognised “over time” as the customer (i.e. the charterer) is simultaneously receiving and consuming the benefits of the service. The performance obligations in a time charter contract are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the Group.

Voyage charter hire - The Group earns voyage charter revenue primarily by commercially managing vessels in commercial pool arrangements and by trading them in the spot market. Revenue generated from voyage charter hires and pools is within the scope of IFRS 15 – Revenue from Contracts with Customers. Voyage charter contracts contain conditions regarding the amount of time available for loading and discharging of the vessel. If these conditions are breached, the Group is compensated for the additional time incurred in the form of demurrage revenue. Demurrage is not treated as a separate performance obligation as the promise under the voyage charter contract to the charterer remains the same and there are no distinct goods and services provided along with the demurrage charges.

Demurrage revenue – Voyage charter contracts contain conditions regarding the amount of time available for loading and discharging of the vessel. If these conditions are breached, the Group is compensated for the additional time incurred in the form of demurrage revenue. Demurrage revenue is recognised in accordance with the terms and conditions of the charter parties. Upon completion of the voyage, the Group assesses the time spent in port, and a demurrage claim based on the relevant contractual conditions is submitted to the charterers. The claim will often be met by counterclaims due to differences in the interpretation of the agreement compared to the actual circumstances of the additional time used. Based on previous experience, 95% of the demurrage claim submitted is recognised as demurrage revenue upon initial recognition. Demurrage is not treated as a separate performance obligation as the promise under the voyage charter contract to the charterer remains the same and there are no distinct goods and services provided along with the demurrage charges. The additional time required to execute the charterer’s orders does not provide a distinct service, but it is part of the single performance obligation of making the vessel available to execute the charterer’s orders. Therefore, demurrage revenue will be allocated entirely to the single performance obligation in the voyage charter contract and recognition will follow the revenue recognition pattern for voyage charter revenue on load-to-discharge basis.

The Group receives the demurrage payment upon reaching final agreement on the amount, which can be a substantial period after the original demurrage claim was submitted. Any adjustments to the final agreement are recognised as demurrage revenue.

(b)	Other income

The Group in its capacity as the pool manager, recognises commission income in the form of pool management fees from external pool participants. The Group also recognises non-pool related management fees from the provision of management and commercial support services. Such fees are recognised over time as other income based on the period of services provided.
(c)	Interest income

Interest income is recognised on an accrual basis using the effective interest method.

2.	Material accounting policies (continued)

2.5	Group accounting

(a)	Subsidiaries

Consolidation

Subsidiaries are entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

In preparing the consolidated financial statements, transactions, balances and unrealised gains on transactions between group companies are eliminated.

(b)	Joint ventures

Joint ventures are entities over which the Group has joint control as a result of contractual arrangements and rights to the net assets of the entities rather than rights to its assets and obligations for its liabilities.

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

In applying the equity method of accounting, the Group’s share of its joint ventures’ post-acquisition profits or losses is recognised in profit or loss and its share of post-acquisition other comprehensive income is recognised in other comprehensive income. These post-acquisition movements and distributions received from joint ventures are adjusted against the carrying amount of the investments. When the Group’s share of losses in a joint venture equals or exceeds its interest in the joint venture including any other unsecured non-current receivables, the Group does not recognise further losses, unless it has incurred obligations or has made payments on behalf of the joint venture. Subsequent to initial recognition, the consolidated financial statements include the Group’s share of the profit or loss and other comprehensive income of equity accounted investees, from the date that joint control commences until the date that joint control ceases.

Unrealised gains on transactions between the Group and its joint ventures are eliminated to the extent of the Group’s interest in the joint ventures. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Where necessary, adjustments are made to the consolidated financial statements of joint ventures to ensure consistency of accounting policies with those of the Group.

2.	Material accounting policies (continued)

2.6	Property, plant and equipment

(a)	Recognition and measurement

(1)	Property, plant and equipment are initially recognised at cost and subsequently carried at cost less accumulated depreciation and accumulated impairment losses.

(2)	The cost of an item of property, plant and equipment initially recognised includes expenditure that is directly attributable to the acquisition of the item.

(3)	If significant parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate components.

(b)	Depreciation

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

Vessels
- Tankers	25 years
- Scrubbers	5 years
- Dry docking	2.5 to 5 years

Others
- Other property, plant and equipment (“PPE”)	5 years

A proportion of the consideration paid for new vessels is capitalised as dry docking. These costs are depreciated over the period to the next scheduled dry docking, which is generally 2.5 to 5 years. At the commencement of new dry docking, the remaining carrying amount of the previous dry docking will be written off to profit or loss.

(2)	Significant components of individual assets are assessed and if a component has a useful life that is different from the remainder of that asset, that component is depreciated separately.

(c)	Subsequent expenditures

Subsequent expenditures relating to property, plant and equipment, including scrubbers and dry docking that has already been recognised, is added to the carrying amount of the asset only when it is probable that future economic benefits associated with the assets will flow to the Group and the cost of the item can be measured reliably. All other repair and maintenance expense is recognised in profit or loss when incurred.

(d)	Disposal

Upon disposal of an item of property, plant and equipment, the difference between the net disposal proceeds and its carrying amount is recognised in profit or loss.

2.	Material accounting policies (continued)

2.7	Non-derivative financial assets

(a)	Recognition and initial measurement

Trade receivables are initially recognised when they are originated and measured at their transaction price if there is no significant financing component. Other financial assets are recognised when the Group becomes a party to the contractual provisions of the instrument.

Financial assets are initially recognised at fair value plus transaction costs except for financial assets at fair value through profit or loss (“FVTPL”), which are recognised at fair value. Transaction costs for financial assets at FVTPL are recognised immediately in profit or loss.

(b)	Classification

The Group classifies its non-derivative financial assets at amortised cost, at fair value through other comprehensive income (“FVOCI”) and at FVTPL. The classification depends on the business model in which a financial asset is managed and its contractual cash flows characteristics. Management determines the classification of its non-derivative financial assets at initial recognition. Non-derivative financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected non-derivative financial assets are reclassified on the first day of the first reporting period following the change in the business model. The Group holds the following classes of financial assets:

(1)	Non-derivative financial assets at amortised cost

A non-derivative financial asset is classified at amortised cost if it meets both of the following conditions of being solely payments of interest and principal and is not designated at FVTPL:

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

All the equity investments have been irrevocably elected to be classified as FVOCI and are presented as other investments within the consolidated balance sheet. Further details are described in Note 20.

(3)	Non-derivative financial assets at FVTPL

All financial assets not classified as measured at amortised cost or FVOCI as described above are measured at FVTPL.

2.	Material accounting policies (continued)

(c)	Business model assessment

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

Financial assets at FVTPL and FVOCI are subsequently carried at fair value. Financial assets at amortised cost are subsequently carried at amortised cost using the effective interest method. Interest income is recognised in profit or loss.

Changes in the fair values of financial assets at FVTPL including the effects of currency translation are recognised in profit or loss while changes in the fair values of financial assets at FVOCI are recognised in other comprehensive income and are never reclassified to profit or loss.

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

(f)	Impairment

For trade receivables and contract assets, the Group applied the simplified approach permitted by IFRS 9, which requires the loss allowance to be measured at an amount equal to lifetime expected credit losses (“ECL”).

The Group applies the general approach to provide for ECLs on all other financial instruments. Under the general approach, the loss allowance is measured at an amount equal to 12-month ECLs at initial recognition. The Group has assessed that no ECL allowances are required as at the balance sheet date.

At each balance sheet date, the Group assesses whether the credit risk of a financial instrument has increased significantly since initial recognition. When credit risk has increased significantly since initial recognition, loss allowance is measured at an amount equal to lifetime ECLs.

2.	Material accounting policies (continued)

Measurement of ECLs

For trade and other receivables and contract assets, lifetime ECLs are computed using a provision matrix based on historically observed default rates. For loans receivable from joint ventures, the Group considers a downside scenario where the cashflows from the sale of the joint venture’s assets are considered, to assess the recoverability of the loans receivable from joint ventures. Based on the assessment done by the Group, no ECLs have been recorded.

Credit-impaired financial assets

At each balance sheet date, the Group assesses whether financial assets carried at amortised cost are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

-	significant financial difficulty of the debtor;

-	a breach of contract such as a default;

-	the restructuring of a loan or advance by the Group on terms that the Group would not consider otherwise;

-	it is probable that the debtor will enter bankruptcy or other financial reorganisation; or

-	the disappearance of an active market for a security because of financial difficulties.

Presentation of allowance for ECLs in the consolidated balance sheet

Loss allowances for financial assets measured at amortised cost and contract assets are deducted from the gross carrying amount of these assets.

When the asset becomes uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are recognised as other expense.

The allowance for impairment loss account is reduced through profit or loss in a subsequent period when the amount of ECL decreases and the related decrease can be objectively measured. The carrying amount of the asset previously impaired is increased to the extent that the new carrying amount does not exceed the amortised cost had no impairment been recognised in prior periods.

2.	Material accounting policies (continued)

2.8	Non-derivative financial liabilities

Non-derivative financial liabilities, primarily comprising borrowings (refer to Note 2.10), trade and other payables (refer to Note 2.12) are initially measured at fair value less directly attributable transaction costs. They are subsequently measured at amortised cost under the effective interest method. Interest expense and foreign exchange gains and losses are recognised in profit or loss.

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

2.9	Impairment of non-financial assets

Property, plant and equipment including right-of-use assets are tested for impairment at least annually or whenever there is objective evidence or indication that these assets may be impaired.

For the purpose of impairment testing, the recoverable amount, which is the higher of the asset’s (or CGU’s) value in use and its fair value less cost of disposal, is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. If this is the case, the recoverable amount is determined for the CGU to which the asset belongs. The Group organises the commercial management of the fleet of vessels into individual commercial pools which each constitutes a separate CGU (Note 2.3 (a)). To determine the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

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

An impairment loss for an asset or assets within the CGU is reversed if, and only if, there has been a change in the estimate of the asset’s or assets within the CGU’s recoverable amount since the last impairment loss was recognised. Impairment losses recognised in prior periods are assessed at each balance sheet date for any indications that the loss has decreased or no longer exists. The carrying amount of the asset or assets within the CGU is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortisation and depreciation) had no impairment loss been recognised for the asset or assets within the CGU in prior years. A reversal of impairment loss for an asset or assets within the CGU  is recognised in profit or loss.

The Group conducts an impairment review of its non-financial assets annually.

2.	Material accounting policies (continued)

2.10	Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognised in profit or loss over the period of the borrowings using the effective interest method.

Borrowings are presented as current liabilities if they are due within the  next 12 months unless the Group has a right to defer settlement for at least 12 months after the balance sheet date, and that right must have substance (defined as having a discernible effect) and exist at the end of the reporting period, in which case they are presented as non-current liabilities..

The Group derecognises a borrowing when its contractual obligations are discharged, cancelled, or expired. The Group also derecognises a borrowing when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognised at fair value..

On derecognition of a borrowing, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognised in profit or loss.

2.11	Borrowing costs

Borrowing costs such as interest expense are recognised in profit or loss using the effective interest method.

2.12	Trade and other payables

Trade payables are obligations to pay for goods or services that have been acquired from suppliers in the ordinary course of business including pool distributions payable to third party pool participants. Trade and other payables are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

Trade and other payables are initially recognised at fair value and subsequently measured at amortised cost using the effective interest method, and are derecognised when the Group’s obligation has been discharged or cancelled or expired.

2.13	Derivative financial instruments and hedging activities

Derivative financial instruments are initially recognised at its fair value on the date the contract is entered into and is subsequently carried at its fair value. The fair value of derivative financial instruments represents the amount estimated by the Group and the Group’s banks and brokers, that the Group will receive or pay to terminate the derivatives at the balance sheet date.

For derivative financial instruments that are not designated or do not qualify for hedge accounting, any fair value gains or losses are recognised in profit or loss as other finance expense or income or under time charter equivalent (“TCE”) income.

The Group designates certain derivatives as hedging instruments in qualifying hedging relationships and documents at the inception of the transaction the relationship between the hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking various hedging transactions.

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

Cash flow hedges – interest rate swaps, forward freight agreements and forward exchange agreements

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

The Group does not apply hedge accounting for FFAs and foreign exchange contracts and therefore all changes in fair values are recognised in profit or loss under TCE income and other finance expense or income respectively.

2.	Material accounting policies (continued)

2.14	Leases

(a)	When the Group is the lessee

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. As per the definition in IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

For leases of vessels, the Group allocates the consideration in the contract to each non-lease component on the basis of its stand-alone price. The lease component is then allocated based on the residual amount of the remaining lease consideration.

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

Lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the applicable incremental borrowing rate. Generally, the Group uses the incremental borrowing rates as the discount rates. The Group determines the incremental borrowing rates by obtaining interest rates from various external financing sources.

Lease payments included in the measurement of the lease liability comprise of fixed payments, including in-substance fixed payments.

Lease liabilities are subsequently measured at amortised cost using the effective interest method. Lease liabilities are remeasured when there is a change in the Group’s assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recognised in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

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

2.	Material accounting policies (continued)

(b)	When the Group is the lessor

Operating leases

Leases of assets in which the Group retains substantially all risks and rewards incidental to ownership are classified as operating leases. Assets leased out under operating leases are included in property, plant and equipment. Rental income (net of any incentives given to lessee) is recognised on a straight-line basis over the lease term.

(c)	Sale and leaseback

Sale and leaseback transactions are where the Group transfers an asset to another entity (the buyer-lessor) and leases that asset back from the buyer-lessor.

Where the buyer-lessor does not obtain control of the transferred asset, the Group continues to recognise the transferred asset and recognises a financial liability equal to the transfer proceeds. The Group accounts for the financial liability by applying IFRS 9. Under such sale and leaseback financing arrangements entered into by the Group, the financial liability is recognised initially at fair value, net of transaction costs incurred. The financial liability is subsequently stated at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognised in profit or loss over the period of the financial liability using the effective interest method.

2.15	Inventories

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

2.16	Income taxes

Income tax expense comprises current taxes. Income taxes are recognised as income or expense in profit or loss, except to the extent that it relates to items recognised in other comprehensive income, in which case the tax expense is recognised in other comprehensive income.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Group operates and generates taxable income. Positions taken in tax returns are evaluated periodically, with respect to situations in which applicable tax regulations are subject to interpretation, and provisions are established where appropriate, on the basis of amounts expected to be paid to the tax authorities. The Group does not have any material temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Therefore, no deferred tax assets or liabilities have been recognised.

The Group operates in several countries which have enacted new legislations to implement the global minimum top-up tax (Pillar 2 of BEPS 2.0) in 2024.  The Group’s main sources of revenue are from international shipping. Under Pillar 2, international shipping income is specifically exempted from minimum top-up taxes.  The Group generates non-shipping income mainly from its pool and bunker management activities. However, the Group is incurring effective tax rate of more than 15% in the jurisdictions with such activities, such as Denmark. The Group does not have material Pillar 2 exposures for 2025 and will continue to monitor the potential impact of top-up taxes and the legislations and tax rules in jurisdictions such as Dubai where the Group operates in, as Pillar 2 develops.

The Group has applied the temporary mandatory relief from deferred tax accounting for the impact of global minimum top-up tax and will account for it as a current tax when it is incurred.

2.	Material accounting policies (continued)

2.17	Employee benefits

Employee benefits are recognised as an expense in the period it is incurred.

2.18	Foreign currency translation

(a)	Functional and presentation currency

Items included in the consolidated financial statements of each entities in the Group are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in United States (“US”) Dollars, which is the Group’s functional currency. All financial information presented in US dollars has been rounded to the nearest thousand, unless otherwise stated.

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

2.19	Cash and cash equivalents, Cash retained in the commercial pools, and Restricted cash

Cash and cash equivalents comprise cash balances and short-term deposits with maturities of three months or less from the date of acquisition that are subjected to an insignificant risk of changes in their fair value, and are used by the Group in the management of its short-term commitments. Cash and cash equivalents refer to cash on hand and deposits held at call with financial institutions. They are presented as “cash and cash equivalents” and “cash retained in the commercial pools”. The restricted cash represents amounts placed in FFA collateral accounts and debt service reserve accounts for sale and leaseback financing.

2.20	Share capital and treasury shares

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

2.21	Dividends

Dividends are recognised in the financial year in which they are paid, after being approved for payment by the directors of the Company.

2.	Material accounting policies (continued)

2.22	Provisions

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

2.23	Assets held for sale

Non-current assets comprising assets and liabilities, that are highly probable to be recovered primarily through sale or distribution rather than through continuing use, are classified as held for sale. Prior to being classified as held for sale, the assets, or components of a disposal group, are remeasured in accordance with the Group’s accounting policies and measured at the lower of their carrying amount and fair value less costs to sell.

2.24	Earnings per share

The Group presents basic and diluted earnings per share data for its ordinary shares. Basic earnings per share is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted-average number of ordinary shares outstanding during the financial year, adjusted for treasury shares held. Diluted earnings per share is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted-average number of ordinary shares outstanding for treasury shares held and the effects of all dilutive potential ordinary shares, which comprise share options and restricted share units granted to employees.

3.	Revenue

	2025 US$’000	2024 US$’000	2023 US$’000
Hafnia Vessels and TC Vessels
Revenue from time charter	169,145	132,505	134,436
Revenue from voyage charter	1,252,686	1,803,091	1,781,036
	1,421,831	1,935,596	1,915,472
External Vessels in Disponent-Owner Pools
Revenue from voyage charter	860,078	933,051	756,234
	2,281,909	2,868,647	2,671,706
IFRS 15 Revenue from Contracts with Customers

Payments for trade receivables are generally due immediately on discharge upon issuance of the invoice. Information about trade receivables from contracts with customers and contract assets is presented in Note 12.

IFRS 16 Lease Revenue

The following table summarises the lease and non-lease components of revenue from time charters during the financial years ended 31 December 2025, 2024 and 2023. The Group’s contracts under time charter arrangements do not separate the time charter rate into lease and non-lease components. The Group has estimated these amounts by reference to the fair market value of vessel operating expenses for the non-lease component.

	2025 US$’000	2024 US$’000	2023 US$’000
Lease component of revenue from time charter	113,842	92,180	94,078
Non-lease component of revenue from time charter	55,303	40,325	40,358
Total revenue from time charter	169,145	132,505	134,436

4.	Expenses by nature

	2025 US$’000	2024 US$’000	2023 US$’000
Hafnia Vessels and TC Vessels
Fuel oil consumed	267,694	357,532	349,081
Port costs	147,237	150,806	158,967
Brokers’ commission expenses	19,040	26,245	26,451
Other voyage expenses	21,752	8,809	2,633
Pool allocation	10,234	925	11,733
Voyage expenses	465,957	544,317	548,865

External Vessels in Disponent-Owner Pools
Fuel oil consumed	190,633	190,064	161,820
Port costs	94,851	71,231	62,691
Brokers’ commission expenses	29,454	51,386	48,500
Other voyage expenses	24,305	18,369	14,532
Pool allocation	(9,677)	1,752	(7,794)
Voyage expenses	329,566	332,802	279,749

Employee benefits – seafaring crew	167,349	167,275	163,462
Maintenance and repair expenses	80,100	79,716	76,994
Insurance expenses	16,340	13,143	12,234
Other vessel operating expenses	18,334	17,907	16,179
Vessel operating expenses	282,123	278,041	268,869

Corporate support service fee	3,531	2,730	5,090
Employee benefits – shore-based staff	50,454	50,605	42,816
Other operating expenses	30,891	26,111	21,665
Other expenses	84,876	79,446	69,571

5.	Income taxes

Based on the tax laws in the jurisdictions in which the Group and its subsidiaries operate, qualifying international shipping profits are exempted from income tax. Non-shipping profits may be taxable at the prevailing tax rate of each tax jurisdiction where the profit is earned.

Income tax expense

	2025 US$’000	$2024 US$’000	$2023 US$’000
Tax expense attributable to profit is made up of:
Current income tax	4,389	5,849	6,540
Over provision of income tax in prior years	(1,894)	(1,431)	(289)
	2,495	4,418	6,251

The majority of the Group’s international shipping income accrues in Singapore, where the Group exercises strategic and commercial control over its international shipping activities. As such, the majority of the Group’s tax bases is subject to Singapore tax legislation. The Group is entitled to the Maritime Sector Incentive – Singapore Registry of Ships (“MSI-SRS”) and has also been awarded the Maritime Sector Incentive – Approved International Shipping Enterprise (“MSI-AIS”) by the Maritime and Port Authority of Singapore (“MPA”). The MSI-SRS incentive generally applies to Singapore-flagged vessels and does not entail a separate application to the MPA. The MSI-AIS award, which is effective until till 30 April 2028, is granted on an application basis and is renewable subject to the Group meeting all relevant qualifying conditions such as minimum business spending in Singapore. The Group has satisfied these conditions to date and expects to continue to do so. Under the MSI-SRS entitlement and MSI-AIS Award, profits arising from qualifying international shipping activities are tax exempt in Singapore.

Corporate income tax is levied as appropriate on the Group’s non-international shipping activities which mainly comprise of pool and bunker management activities conducted in Singapore and Denmark.

The income tax expense reconciliation of the Group is as follows:

Reconciliation of effective tax rate	2025 US$’000	2024 US$’000	2023 US$’000
Profit before income tax	342,177	778,453	799,526
Tax calculated at a tax rate of 17% (2024: 0%, 2023: 0%)	58,170	—	—
Exempt shipping profit under Section 13A & 13E of the Singapore Income Tax Act	(51,472)	—	—
Effect of different tax rates in other countries and effects from Pillar 2.0 top up taxes	(2,309)	—	—
Tax on income derived from non-shipping activities	4,389	5,849	6,540
Over provision of income tax in prior years	(1,894)	(1,431)	(289)
Income tax expense	2,495	4,418	6,251

6.	Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the financial year.

	2025 US$’000	2024 US$’000	2023 US$’000
Net profit attributable to equity holders of the Company	339,682	774,035	793,275

(a)	Basic earnings per share

	2025	2024	2023
Number of shares
Issued common shares at 1 January	512,563,532	506,820,170	503,388,593
Effect of share options exercised satisfied from treasury shares	12,352,736	10,849,214	5,308,923
Effect of new shares issued	—	4,609,675	2,876,884
Effect of treasury shares purchased	(26,738,326)	(12,181,501)	(6,430,681)
Weighted-average number of ordinary shares at 31 December	498,177,942	510,097,558	505,143,719
Basic earnings per share (US$ per share)	0.68	1.52	1.57

(b)	Diluted earnings per share

	2025	2024	2023
Number of shares
Weighted-average number of ordinary shares (basic)	498,177,942	510,097,558	505,143,719
Effect of share options on issue	5,935,695	5,010,957	3,544,217
Weighted-average number of ordinary shares at 31 December	504,113,637	515,108,515	508,687,936
Diluted earnings per share (US$ per share)	0.67	1.50	1.56

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

7.	Property, plant and equipment

	Vessels and scrubbers US$’000	Dry docking US$’000	Right-of- use assets – Vessels US$’000	Others US$’000	Total US$’000
Cost
At 1 January 2025	3,510,379	156,844	221,713	1,578	3,890,514
Additions (Note 7(a))	54,063	91,278	47,789	471	193,601
Disposal of vessels (Note 7(a))	(87,873)	(8,454)	—	—	(96,327)
Reclassified to assets held for sale (Note 7(a))	(50,163)	(4,252)	—	—	(54,415)
Write off on expiration of leases	—	—	(51,907)	—	(51,907)
Write off on completion of dry docking cycle	—	(42,340)	—	—	(42,340)
At 31 December 2025	3,426,406	193,076	217,595	2,049	3,839,126
Accumulated depreciation and impairment charges
At 1 January 2025	989,156	89,899	203,052	845	1,282,952
Depreciation charge	134,607	38,719	28,037	339	201,702
Disposal of vessels (Note 7(a))	(27,308)	(5,719)	—	—	(33,027)
Reclassified to assets held for sale	(14,806)	(2,119)	—	—	(16,925)
Write off on expiration of leases	—	—	(51,907)	—	(51,907)
Write off on completion of dry docking cycle	—	(42,340)	—	—	(42,340)
At 31 December 2025	1,081,649	78,440	179,182	1,184	1,340,455
Net book value
At 31 December 2025	2,344,757	114,636	38,413	865	2,498,671
Cost
At 1 January 2024	3,573,265	143,375	199,582	1,495	3,917,717
Additions (Note 7(a))	12,514	36,230	23,411	83	72,238
Disposal of vessels (Note 7(a))	(75,400)	(3,555)	(1,280)	—	(80,235)
Write off on completion of dry docking cycle	—	(19,206)	—	—	(19,206)
At 31 December 2024	3,510,379	156,844	221,713	1,578	3,890,514
Accumulated depreciation and impairment charges
At 1 January 2024	899,327	75,216	165,021	531	1,140,095
Depreciation charge	139,048	35,635	39,311	314	214,308
Disposal of vessels (Note 7(a))	(49,219)	(1,746)	(1,280)	—	(52,245)
Write off on completion of dry docking cycle	—	(19,206)	—	—	(19,206)
At 31 December 2024	989,156	89,899	203,052	845	1,282,952
Net book value
At 31 December 2024	2,521,223	66,945	18,661	733	2,607,562

(a)	Additions and disposals:

For the financial years ended 2025 and 2024, the Group did not acquire any vessels

For the financial year ended 2025, the Group disposed of four MR vessels to external parties (2024: disposed of one LR1 vessel and one MR vessel to external parties).

For the financial year ended 2025, the Group committed to the sale of two MR vessels, Hafnia Libra and Hafnia Phoenix. The vessels were classified as assets held for sale.

During the financial year ended 2024, the Group’s LR1 vessel, Hafnia Shannon (formerly known as Hafnia Nile), was involved in a collision with another vessel, resulting in extensive damage. As a result of the collision, the vessel was unable to resume operations until the necessary salvage operations and repairs were completed. The Group has incurred salvage and repair costs as at the balance sheet date but has insurance contracts under which it can make claims for compensation. The vessel was subsequently repaired and was operational during the financial year ended 31 December 2025.

The Group had simultaneously recorded compensation receivable from the insurer when salvage costs are initially recognised as a provision, as the Group had determined that a reimbursement right exists. For repair costs, which were recognised as separate loss events when incurred, the Group had simultaneously recorded a compensation receivable from the insurer as the Group had determined that it has a right to exert a claim for compensation for the loss events.

As at 31 December 2025, the Group had recognised US$16.4 million (2024: US$29.9 million) of insurance receivables, which are predominantly in relation to salvage costs (2024: salvage and repair costs).

7.	Property, plant and equipment (continued)

(b)
As at 31 December 2025 and 2024, the Group assessed whether its vessels had indicators of impairment by reference to internal and external factors including macroeconomic and geopolitical factors affecting the product and chemical tanker businesses according to its stated policy set out in Note 2.3(b) and Note 2.9.

The Group further obtained valuation reports from independent ship brokers to assess whether the fair value of vessels exceeded their carrying values at the balance sheet date. These valuations (which are considered a Level 2 measure of fair value) of the Group’s vessels exceeded their respective carrying amounts. The Group concluded that there were no indicators of impairment for the vessels owned and leased by the Group.

(c)	The Group has mortgaged vessels with a total carrying amount of US$1,982.2 million (2024: US$2,332.6 million) as collateral over the Group’s bank borrowings.

(d)
For the financial year ended 31 December 2025, the Group has revised the residual values of the Group’s vessels for the financial year ended 31 December 2025 and prospectively adjusted for this revision as a change in accounting estimate beginning from 1 January 2025 in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Depreciation charge decreased by approximately US$5.2 million for the financial year ended 31 December 2025 due to this revision in residual values. This revision in residual values is expected to result in a reduction in depreciation expense over the remaining useful lives of the Group’s vessels. The impact on profit or loss for future periods cannot be reasonably estimated as of 31 December 2025 due to uncertainty surrounding scrap prices.

8.	Derivative financial instruments

	2025 US$’000		2024 US$’000
	Assets	Liabilities	Assets	Liabilities
Cash flow hedges
- Interest rate swaps	8,007	—	22,935	—
Non-hedging instruments
- Forward freight agreements	590	—	1,690	891
- Forward foreign exchange contracts	267	163	—	1,048
	8,864	163	24,625	1,939
Classified as:
Non-current	2,627	—	12,024	—
Current	6,237	163	12,601	1,939
	8,864	163	24,625	1,939

Cash flow hedges

Interest rate derivatives

For the year ended 31 December 2025, the Group entered into interest rate swap contracts that qualify for hedge accounting. As a result of these interest rate swap contracts, the Group paid interest at fixed rates varying from 1.38% to 3.02% (2024: 0.46% to 3.02%) per annum and receives interest at a floating rate based on compounded Secured Overnight Financing Rate (“SOFR”) with a credit adjustment spread, where applicable.

The notional principal amount of these outstanding interest rate swaps as at 31 December 2025 amounted to US$394.8 million (2024: US$506.2 million). Of these, US$94.8 million matures within one year and US$300.0 million matures within two to five years.

8.	Derivative financial instruments (continued)

Non-hedging instruments

Forward foreign exchange contracts

The Group entered into forward foreign exchange contracts to swap United States Dollars for Singapore Dollars and Danish Kroner with an external financial institution. The notional principal amounts of the outstanding forward foreign exchange contracts as at 31 December 2025 and 2024 comprise the following:

	2025 US$’000		2024 US$’000
Currency	Notional amounts in local currency	US$ equivalent	Notional amounts in local currency	US$ equivalent
Singapore Dollars	32,608	25,508	27,648	21,039
Danish Kroner	85,000	13,339	60,000	8,818

As at 31 December 2025, these forward foreign exchange contracts will mature within the next 12 months from the balance sheet date. No hedge accounting is adopted and the fair value changes of these forward exchange contracts are recorded in profit or loss.

Freight forward agreements

The Group entered into a number of forward freight agreements in order to hedge its spot voyage exposure for its vessels trading in the pools. As at 31 December 2025, the Group has outstanding positions with a notional amount of US$19.2 million (2024: US$79.7 million), which will mature in the next one year. No hedge accounting is adopted, and the fair value changes of these freight forward agreements are recorded in profit or loss.

9.	Loans receivable from joint ventures

The Group and CSSC (Hong Kong) Shipping Company Limited (“CSSC Shipping”), Societe d’Armement et de Transports SOCATRA S.A.S (“SOCATRA”) and Simbolo Holdings Limited (“Simbolo”), are joint venture partners in Vista Shipping Pte. Ltd. (“Vista”), Ecomar Shipholding S.A.S (“Ecomar”); and Complexio Ltd. (“Complexio”) respectively.

As part of financing for the newbuilds under Vista and Ecomar, each joint venture partner provides to the joint venture a shareholder’s loan to finance 50% of the initial payment instalments for the product tanker vessels. For the financial year ended 31 December 2025, the Group provided shareholder loans in the form of convertible loan notes to Complexio to support its working capital requirements.

In 2025, the Group provided debt financing of US$10.9 million (2024: US$13.2 million) to the joint ventures.

The loans receivable from Vista bears interest at a fixed rate of 5% per annum (2024: 3% per annum), while the loan receivable from Ecomar bears interest at a rate corresponding to the maximum deductible quarterly rate accepted by the French tax authorities. The loans receivable from Vista and Ecomar are subsequently measured at amortised cost and approximate their fair values.

The loans receivable from Complexio are unsecured, mature in March 2027 and bears interest at a fixed rate of 3% per annum. The Group has the option to convert its loans receivable including unpaid interest receivable from Complexio into equity upon maturity. The loans receivable from Complexio are subsequently measured at FVTPL and the carrying amount as at 31 December 2025 approximate their fair values.

As the Group does not expect the joint ventures to settle the loans within the next 12 months, the loans receivable are classified as “non-current” receivables.

10.	Joint ventures

For the financial year ended 2025 and 2024, the material joint ventures of the Group, all of which are equity-accounted are Vista Shipping Pte. Ltd. (“Vista”), domiciled in Singapore; H&A Shipping Pte. Ltd. (“H&A Shipping”), domiciled in Singapore; and Ecomar Shipholding S.A.S (“Ecomar”), domiciled in France.

The entities are structured as separate vehicles in ship owning; with the legal form of the separate vehicles and the contractual terms between the joint arrangement partners not conferring upon the partners direct rights to assets and obligations for liabilities relating to the joint arrangement. This results in the Group having residual interest in the joint arrangement’s net assets. Accordingly, the Group has classified its interest in the three entities as joint ventures.

The following tables summarise the financial information of the material joint ventures as included in its own consolidated financial statements. The tables also reconcile the summarised financial information to the carrying amount of the Group’s interest in the joint ventures.

(1)	Vista

	2025 US$’000	2024 US$’000
Percentage ownership interest	50%	50%

Non-current assets	413,507	427,959
Current assets	43,119	63,657
Non-current liabilities	(265,854)	(317,722)
Current liabilities	(28,904)	(45,350)
Net assets (100%)	161,868	128,544

Group’s share of net assets (50%)	80,934	64,272
Hedging reserve	41	—
Carrying amount of interest in joint venture	80,975	64,272

Revenue	99,293	112,907
Other income	2,972	2,623
Expenses	(68,854)	(73,951)
Profit and total comprehensive income (100%)	33,411	41,579

Profit and total comprehensive income (50%)	16,706	20,790
Adjustment to previously recognised share of profit from prior year	-	35
Group’s share of total comprehensive income (50%)	16,706	20,825

10.	Joint ventures (continued)

(2)	H&A Shipping

	2025 US$’000	2024 US$’000
Percentage ownership interest	50%	50%

Non-current assets	59,271	59,892
Current assets	5,071	5,388
Non-current liabilities	(41,151)	(46,093)
Current liabilities	(4,731)	(4,940)
Net assets (100%)	18,460	14,247

Group’s share of net assets (50%)	9,230	7,124
Shareholder’s loans	5,308	6,308
Alignment of accounting policies	20	1,153
Carrying amount of interest in joint venture	14,558	14,585

Revenue	11,069	11,459
Other income	1,496	1,866
Expenses	(9,377)	(10,791)
Profit and total comprehensive income (100%)	3,188	2,534

Profit and total comprehensive income (50%)	1,594	1,267
Adjustment to previously recognised share of profit from prior year	(474)	—
Alignment of accounting policies	(147)	147
Group’s share of total comprehensive income (50%)	973	1,414

(3)	Ecomar

	2025 US$’000	2024 US$’000
Percentage ownership interest	50%	50%

Non-current assets	185,498	68,964
Current assets	13,872	4,928
Non-current liabilities	(172,098)	(77,032)
Current liabilities	(32,795)	—
Net liabilities (100%)	(5,523)	(3,140)

Group’s share of net liabilities (50%)	(2,762)	(1,570)
Unrecognised share of losses	2,762	1,633
Translation reserve	—	(63)
Carrying amount of interest in joint venture	—	—

Revenue	20,549	—
Other income	1,717	32
Expenses	(24,490)	(3,321)
Loss and total comprehensive loss (100%)	(2,224)	(3,289)

Loss and total comprehensive loss (50%)	(1,112)	(1,645)
Adjustment to previously recognised share of loss from prior year	(13)	—
Unrecognised share of loss for the current year	1,125	1,633
Group’s share of total comprehensive loss (50%)	—	(12)

The Group has a number of immaterial joint ventures. The following table summarises, in aggregate, the carrying amount and share of profit of these joint ventures that are accounted for using the equity method:

	2025 US$’000	2024 US$’000
Carrying amount of interest in immaterial joint ventures	2,288	2,514
Group’s share of total comprehensive loss	(489)	(1,712)

11.	Inventories

	2025 US$’000	2024 US$’000
Fuel oil	60,517	84,984
Lubricating oils	8,510	9,171
	69,027	94,155

The cost of inventories recognised as expenses included in “voyage expenses (Hafnia Vessels and TC Vessels)” amounted to US$267.7 million (2024: US$357.5 million); and included in “voyage expenses (External Vessels in Disponent-Owner Pools)” amounted to US$190.6 (2024: US$190.1 million). There was no write down of inventory to net realisable values as at the respective financial years ended 31 December 2025 and 31 December 2024.

12.	Trade and other receivables, and prepayments

	Note	2025 US$’000	2024 US$’000
Current
Trade receivables
-related parties[1,2]		2,075	501
-non-related parties		320,619	322,674
Contract assets
-non-related parties		64,141	80,838
Less: Allowance made for trade receivables and contract assets
-non-related parties	20(b)	—	—
Prepayments		71,867	16,159
Other receivables
- non-related parties		63,252	83,664
		521,954	503,836
Non-current
Prepayments		1,320	—

1	Related parties refer to joint ventures of the Group.

2
Revisions were made to the prior year comparatives as the Group has presented trade receivables from related parties of US$501,000 within trade receivables from non-related parties for the year ended 31 December 2024. This revision had been determined by the Group to be immaterial.

The carrying amounts of trade and other receivables, and prepayments, are unsecured and interest free, principally denominated in United States Dollars and approximate their fair values due to the short period to maturity.

Included within trade receivables as at the financial years ended 31 December 2025 and 2024 are contract assets. These contract assets relate to the Group’s rights to consideration for proportional performance from voyage charters in progress at the balance sheet date. These contract assets are transferred to trade receivables when the rights to such consideration become unconditional, typically when the Group has satisfied its performance obligations upon completion of the voyage. As voyage charters in progress have an expected duration of less than one year, the Group applies the practical expedient available under IFRS 15 and does not disclose information about remaining performance obligations as at balance sheet date. There were no impairment losses recognised on contract assets (2024: US$Nil).

13.	Cash and cash equivalents including restricted cash

	2025 US$’000	2024 US$’000
Cash at bank and on hand	103,609	195,271
Cash retained in the commercial pools	88,966	88,297
Restricted cash	10,000	13,542
	202,575	297,110
Less: Restricted cash	(10,000)	(13,542)
Cash and cash equivalents	192,575	283,568

Cash at bank and on hand includes fixed deposits placed in various financial institutions, which bear interest from 3.68% to 4.35% (2024: 4.00% to 5.48%), with varying periods to maturity.

For the financial years ended 2025 and 2024, the restricted cash represents amounts placed in debt service reserve accounts for sale and leaseback financing, and cash from FFA collateral accounts. This restricted cash is not available to finance the Group’s day to day operations. During the financial year 2025, the debt service reserve account for the sale and leaseback financing was fully released.

The cash retained in the commercial pools represents cash in the pool bank accounts that are opened in the name of the Group’s pool management company and can only be used for the operation of vessels within the commercial pools.

14.	Share capital

	Number of outstanding shares	Share capital US$’000	Share premium US$’000	Total US$’000
At 1 January 2025 and 31 December 2025	512,563,532	1,093,055	—	1,093,055

At 1 January 2024	506,820,170	5,069	1,044,849	1,049,918
Issuance of shares	5,743,362	57	43,080	43,137
Effect of re-domiciliation[1]	-	1,087,929	(1,087,929)	—
At 31 December 2024	512,563,532	1,093,055	—	1,093,055

At 1 January 2023	503,388,593	5,035	1,023,996	1,029,031
Issuance of shares	3,431,577	34	20,853	20,887
At 31 December 2023	506,820,170	5,069	1,044,849	1,049,918

[1]
Subsequent to the re-domiciliation of the Company to Singapore, the issued common shares no longer have any par value and the share premium recognised in the financial year ended 2024 has been subsequently reclassed to share capital.

14.	Share capital (continued)

(a)	Issued and fully paid share capital

As at 31 December 2025, the Company has 512,563,532 (2024: 512,563,532) issued shares, of which 14,573,890 (2024: 9,639,056) are treasury shares. All issued ordinary shares are fully paid with no par value. The newly issued ordinary shares rank pari passu with the existing shares.

On 1 October 2024, the Company re-domiciled from Bermuda to Singapore and all common shares of the Company became ordinary shares of the Company.

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

Treasury shares

The reserve for the Company’s treasury shares comprises the cost of the Company’s shares held by the Group. As at 31 December 2025, the Group held 14,573,890 of the Company’s shares (2024: 9,639,056; 2023: 2,626,651).

15.	Other reserves

	2025 US$’000	2024 US$’000	2023 US$’000
(a) Composition:
Share-based payment reserve	6,589	3,918	3,788
Hedging reserve	7,826	20,705	39,312
Capital reserve	480,270	482,382	(25,137)
Translation reserve	127	(198)	(63)
Fair value reserve	(26,051)	10,906	9,720
	468,761	517,713	27,620

	2025 US$’000	2024 US$’000	2023 US$’000
(b) Movements of the reserves

Hedging reserve
At beginning of the financial year	20,705	39,312	68,458
Fair value (losses)/gains on cash flow hedges	(2,822)	14,522	13,378
Reclassification to profit or loss	(10,057)	(33,129)	(42,524)
At end of the financial year	7,826	20,705	39,312

Fair value reserve
At beginning of the financial year	10,906	9,720	—
Fair value (losses)/gains on revaluation	(36,957)	1,186	9,720
At end of the financial year	(26,051)	10,906	9,720

More information about derivatives used as hedges is disclosed in Note 8.

Capital reserve

Capital reserve comprises of reversal of the cost of the treasury shares acquired and recorded in the treasury shares account against the option price on those shares upon exercise of employees share options during the financial year.

During the financial year ended 31 December 2024, the contributed surplus amounted to US$537.1 million was reclassified to capital reserve, following the Company’s re-domiciliation from Bermuda to Singapore on 1 October 2024.

Translation reserve

The foreign currency translation reserve represents exchange differences arising from the translation of the consolidated financial statements of foreign operations whose functional currencies are different from that of the Group’s presentation currency.

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of equity investments which were accounted as FVOCI.

Share-based payment reserve

The Company operates seven equity-settled share-based compensation plans, namely the LTIP and RSU. As at 31 December 2025, the LTIP 2019, 2020, 2021 and 2022 have been fully awarded. Under the LTIP 2023, at the end of the vesting periods between 2023 and 2026, common shares of 1,730,689 may be acquired by employees of the Company at a predetermined exercise price. Under the LTIP 2024, at the end of the vesting periods between 2024 and 2027, common shares of 1,909,244 may be acquired by employees of the Company at a predetermined exercise price. Under the LTIP 2025, at the end of the vesting periods between 2025 and 2028, common shares of 2,488,395 may be acquired by employees of the Company at a predetermined exercise price. Under the RSU, at the end of the vesting period between 2022 and 2025, RSUs of 121,948 may be awarded to certain employees of the Company.

As at 31 December 2024, the LTIP 2019, 2020, 2021 and 2022 have been fully awarded. Under the LTIP 2023, at the end of the vesting periods between 2023 and 2026, common shares of 1,849,428 may be acquired by employees of the Company at a predetermined exercise price. Under the LTIP 2024, at the end of the vesting periods between 2024 and 2027, common shares of 2,032,414 may be acquired by employees of the Company at a predetermined exercise price. Under the RSU, at the end of the vesting periods between 2022 and 2025, RSUs of 462,356 may be awarded to certain employees of the Company.

16.	Borrowings

	2025 US$’000	2024 US$’000
Current
Bank borrowings	184,773	252,556
Sale and leaseback liabilities	5,925	64,506
Other lease liabilities	21,876	19,233
	212,574	336,295

Non-current
Bank borrowings	863,352	322,820
Sale and leaseback liabilities	31,170	461,924
Other lease liabilities	15,880	1,210
	910,402	785,954
Total borrowings	1,122,976	1,122,249

Bank borrowings

As at 31 December 2025, bank borrowings consist of eight (2024: ten) credit facilities from external financial institutions. The table below summarises key information of the bank borrowings:

Facility amount	Outstanding amount US$’000	Maturity date
US$473 million facility	49,897
- US$413 million term loan		2026
- US$60 million revolving credit facility		2026
US$84 million facility	71,050	2029
US$40 million facility	33,007	2029
US$303 million facility	—
- US$303 million revolving credit facility		2029
US$715 million facility	637,000
- US$715 million revolving credit facility		2032
Up to US$175 million borrowing base facility	47,500	2026
Up to US$175 million borrowing base facility (with an accordion option of up to US$75 million)	57,000	2026
US$175 million facility	160,000
- US$175 million revolving credit facility		2032

The Group’s revolving credit facilities will be available for utilisation if there is no event of default or default which is continuing or would result from the proposed utilisation or under the existing utilisations; and relevant conditions are met. The Group pays commitment fees to have these revolving credit facilities which are between 35-40% (2024: 35-40%) of the facilities’ margin.

On 10 December 2025, the Group entered into a US$175 million revolving credit facility.

On 24 November 2025, the US$39 million facility term loan tranche matured.

On 22 August 2025, the US$39 million facility revolving credit facility tranche matured.

On 21 July 2025, the Group refinanced its US$216 million and US$84 million facilities into a separate US$715 million facility.

On 30 June 2025, the Group cancelled its US$374 million facility.

On 27 May 2025, the Group partially cancelled its US$473 million facility revolving credit facility tranche.

On 11 July 2024, the Group refinanced its US$106 million facility into a  separate US$84 million facility.

16.	Borrowings (continued)

Sale and leaseback liabilities

Sale and leaseback liabilities consist of various facilities provided by external leasing houses under sale-and-leaseback contracts. Under these contracts, the vessels were legally sold to external leasing houses and leased back by the Group. The sale of vessels under these sale and leaseback arrangements did not meet the criteria for sale as prescribed by IFRS 15 Revenue with customers as the Group has assessed that there was no transfer of control of the vessels. The Group continues to have the right to direct the use of the vessels and to obtain the remaining economic benefits from the vessels. The Group also has the option/obligation to repurchase the vessels from the leasing houses. As a result of the assessment performed, the vessels were not derecognised from the Group’s consolidated balance sheet. These transactions were treated as financing arrangements since lease inception, with the proceeds received from the external leasing houses reflected as sale and leaseback liabilities, which were accounted for as financing transactions.

During the financial year ended 2025, the Group exercised the purchase options on twenty one of its existing sale and leaseback financings with CSSC (Hong Kong) Shipping Company Limited, ICBC Financial Leasing, CMB Financial Leasing, Ocean Yield Limited and Sole Shipping. These transactions were accounted for as an extinguishment of existing sale and leaseback liabilities.

During the financial year ended 2024, the Group exercised the purchase options on six of its existing sale and leaseback financings with Jiangsu Financial Lease Co Limited and CSSC (Hong Kong) Shipping Company Limited. These transactions were accounted for as an extinguishment of existing sale and leaseback liabilities.

Facility amount	Outstanding amount US$’000	Maturity date
CMB finance lease	15,179	2033
Hafnia Tankers finance leases	21,917	2029 – 2030

Interest rates

The weighted average effective interest rates per annum of total borrowings at the balance sheet date are as follows:

	2025	2024
Bank borrowings	5.3%	6.8%
Sale and leaseback liabilities	5.8%	6.9%

The exposure of borrowings to interest rate risk is disclosed in Note 20.

Maturity of borrowings

The contractual undiscounted cash flows have the following maturity:

	2025 US$’000	2024 US$’000
Later than one year and not later than five years	459,412	517,013
Later than five years	450,990	268,941
	910,402	785,954

Carrying amounts and fair values

The carrying values of the bank borrowings and sale and leaseback liabilities approximate their fair values.

16.	Borrowings (continued)

Financial and non-financial covenants

The Group has bank borrowings and sale and leaseback liabilities that contain financial and non-financial covenants. Any breach of covenants will result in bank borrowings and sale and leaseback liabilities becoming payable on demand. The Group was in compliance with financial and non-financial covenants as at 31 December 2025 and 31 December 2024.

17.	Trade and other payables, and provisions

	2025 US$’000	2024 US$’000
Trade payables
- related parties[1]	21,751	27,046
- non-related parties	218,100	166,384
Accrued operating expenses	109,671	118,153
Other payables
- related parties[1]	—	32
- non-related parties	1,213	1,224
Provisions	3,416	—
	354,151	312,839
Classified as:
Current	354,151	312,839
	354,151	312,839

[1]	Related parties refer to joint ventures of the Group and subsidiaries of the holding companies that have significant influence in the Group.

The carrying amounts of trade and other payables, principally denominated in United States Dollars, approximate their fair values due to the short period to maturity.

The trade and other payables due to related parties are unsecured and interest-free.

The provision is related to an ongoing legal dispute. The Group’s legal counsel has advised that there is presently too much factual uncertainty to reliably predict the outcome of this claim.

Information about the Group’s exposure to currency and liquidity risks is included in Note 20.

18.	Leases – as lessee

Leases as lessee under IFRS 16

The Group leases vessels, office spaces, and other equipment from external parties under non-cancellable operating lease agreements. The leases have varying terms including options to extend and options to purchase.

Information about leases for which the Group is a lessee is presented below.

(1)	Amounts recognised in profit or loss

	2025 US$’000	2024 US$’000	2023 US$’000
Interest expense on lease liabilities	1,434	1,469	2,178
Expenses relating to short-term leases for vessels, included in charter hire expenses	11,089	19,997	5,594
Expenses relating to short-term leases for offices, included in rental expenses	1,833	1,984	1,988

(2)	Amounts recognised in statement of cash flows

	2025 US$’000	2024 US$’000	2023 US$’000
Total cash outflow for leases	31,521	44,192	45,969

(3)	Extension options

Some leases contain extension options exercisable by the Group up to one year before the end of the non-cancellable contract period. The extension options held are exercisable only by the Group and not by the lessors. The Group assesses at lease commencement date whether it is reasonably certain to exercise the extension options. The Group reassesses whether it is reasonably certain to exercise the options if there is a material event or material changes in circumstances within its control. In the financial year ended 2025 and 2024, the Group exercised options on certain leases to extend their charter period for a duration of one year and recognised additional lease liabilities with a corresponding increase in ROU assets as part of lease remeasurement.

The Group estimated that the potential future lease payments, should it exercise the extension options, would result in an increase in lease liabilities of US$61.3 million (2024: US$89.2 million).

19.	Commitments

Newbuild commitments

The Group has equity interests in joint ventures and is obliged to provide its share of working capital for the joint ventures’ newbuild program through either equity contributions or shareholder’s loans. The commitments may not be utilised by the joint ventures.

The future minimum capital contributions to be made at the balance sheet date but not yet recognised are as follows:

2025 US$’000
Less than one year	14,197

Operating lease commitments - where the Group is a lessor

The Group leases vessels to non-related parties under non-cancellable operating lease agreements. The Group classifies these leases as operating leases as the Group retains substantially all risks and rewards incidental to ownership of the leased assets.

The undiscounted lease payments under operating leases to be received after the reporting date are classified as follows:

2025 US$’000
Less than one year	145,063
One to two years	59,443
Two to five years	28,390
232,896

20.	Financial risk management

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

The Group enters into derivatives, and also incurs financial liabilities such as borrowings, in order to manage market risks. All such transactions are carried out within the guidelines set by the Group. Generally, the Group seeks to apply hedge accounting in order to manage volatility in profit or loss.

Price risk

The shipping market can be subject to material fluctuations. The Group’s vessels are employed under a variety of chartering arrangements including time charters and voyage charters.

In 2025, 7% (2024: 5%, 2023: 5%) of the Group’s shipping revenue was derived from vessels under fixed income charters (comprising time charters).

The Group is exposed to the risk of variations in fuel oil costs, which are affected by the global political and economic environment. Fuel expenses are the Group’s most material expense. Under a time charter, the charterer is responsible for fuel costs, therefore, fixed income charters also reduce exposure to fuel price fluctuations.

In 2025, fuel oil costs comprised 43% (2024: 47%, 2023: 47%) of the Group’s operating expenses. If price of fuel oil has increased/decreased by US$1 (2024: US$1, 2023: US$1) per metric ton with all other variables including tax rate being held constant, the net profit before tax will be lower/higher by US$838,920 (2024: US$891,737, 2023: US$801,249) as a result of higher/lower fuel oil consumption expense.

The Group has entered into forward freight agreements to limit the risk involved in trading in the spot market. Details of the Group’s outstanding forward freight agreements are disclosed in Note 8.

Currency risk

At 31 December 2025, 2024 and 2023, the Group has assessed the exposure to foreign currency risks and determined it to be immaterial. However, the Group has entered into foreign exchange contracts to hedge its general and administrative costs to avoid short-term volatility.

Details of the Group’s outstanding forward exchange contracts are disclosed in Note 8.

20.	Financial risk management (continued)

Interest rate risk

The Group adopts a policy of ensuring that between 40% and 75% (2024: 40% and 75%) of its interest rate risk exposure is at a fixed-rate or limited to a certain threshold. This is achieved partly by entering into fixed-rate instruments and partly by borrowing at a floating rate and using interest rate swaps as hedges of the variability in cash flows attributable to interest rate risk. For the secured interest rate swaps of the Group, management applies a hedge ratio of 1:1.

Cash flow and fair value interest rate risks

Cash flow interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Fair value interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates.
The Group entered into interest rate agreements to limit exposure to interest rate fluctuations. The details of these exposures are disclosed in Note 8. As at 31 December 2025, the notional principal amount of these interest rate swaps represents 35% (2024: 45%, 2023: 80%) of the Group’s borrowings on fixed and floating interest rates.

As at the balance sheet date, the interest rate profile of interest-bearing financial instruments, as reported to the management, was as follows:
	Nominal amount
	2025 US$’000	2024 US$’000	2023 US$’000
Interest bearing financial instruments
Financial assets	59,845	64,133	69,626
Financial liabilities	1,122,976	1,122,249	1,251,990
Effect of interest rate swaps	(394,760)	(506,197)	(1,005,586)
	788,061	680,185	316,030

The Group is exposed mainly to the Secured Overnight Financing Rate (“SOFR”). The Group completed the three-month US$ LIBOR transition to SOFR during the financial year ended 31 December 2023.

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

Ineffectiveness of US$2.6 million has been recognised in relation to the interest rate swaps in other gains or losses in profit or loss for 2025 (2024: US$4.4 million, 2023: US$6.6 million).

20.	Financial risk management (continued)

Cash flow sensitivity analysis for variable rate instruments

If the interest rates has increased/decreased by 50 basis points, with all other variables including tax rate being held constant, the profit before tax will be lower/higher by approximately US$1.5 million (2024: US$2.8 million, 2023: US$1.8 million) as a result of higher/lower interest expense on the portion of the borrowings that is not covered by the interest rate swap instruments.

If the interest rates have increased/decreased by 50 basis points, with all other variables including tax rate being held constant, the profit before tax will be lower/higher by approximately US$2.3 million (2024: US$4.8 million, 2023: US$5.8 million) as a result of higher/lower interest expense on borrowings; had no hedging been in place

(b)	Credit risk

The Group’s credit risk is primarily attributable to trade receivables and contract assets, cash and cash equivalents restricted cash and loans receivable from joint ventures. The maximum exposure is represented by the carrying value of each financial asset on the consolidated balance sheet.

The Group performs periodic credit evaluations of its charterers. The Group has implemented policies to ensure cash funds are deposited and derivatives are entered into with banks and internationally recognised financial institutions with a good credit rating and the vessels are chartered out to charterers with an appropriate credit rating who can provide sufficient guarantees.

Trade receivables and contract assets

Credit risk is concentrated on several charterers and the Group adopts the policy of dealing only with customers with appropriate credit history.

The Group has determined that the ECL provision estimated based on an allowance matrix of 0.07% for trade receivables aged “Past due up to three months” and “Past due for more than six months”, respectively, as at 31 December 2025, 2024 and 2023 were immaterial. Accordingly, no ECL allowance was recorded by the Group.

The age analysis of trade receivables and contract assets is as follows:

	2025 US$’000	2024 US$’000	2023 US$’000
Current (not past due)	93,445	199,076	312,744
Past due 0 to 3 months	182,364	68,653	86,920
Past due for more than 3 months	111,026	136,284	108,178
Less: Allowance for impairment	—	—	—
	386,835	404,013	507,842

Loans receivable from joint ventures

The loans extended to Vista and Ecomar form an extension of the Group’s investment in product tankers via co-ownership with another strategic investor. As the vessels owned by the joint ventures generate positive cash flows and the outlook remains positive, management considers the credit risk of loans issued to the joint ventures as low. As a result of the qualitative assessment performed, no ECL provision has been recognised. The loans extended to Complexio are measured at FVTPL and are not tested for impairment.

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

Derivatives

The derivatives are entered into with high credit quality financial institutions.

20.	Financial risk management (continued)

(c)	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities to meet operating and capital expenditure needs. To address the inherent unpredictability of short-term liquidity requirements, the Group maintains sufficient cash for its daily operations in short-term cash deposits with banks, has access to undrawn  revolving credit facilities amounting to US$324.2 million (2024: US$322.0 million). In the financial year ended 2023, the Group entered into a trade receivable factoring agreement (with limited recourse to the Group) with financial institutions. This factoring agreement ended in the financial year ended 2023.

The maturity profile of the Group’s financial liabilities based on contractual undiscounted cash flows is as follows:

	Less than 1 year US$’000	Between 1 and 2 years US$’000	Between 2 and 5 years US$’000	Over 5 years US$’000
At 31 December 2025
Trade and other payables, and provisions[1]	350,735	—	—	—
Derivative financial instruments	163	—	—	—
Interest payments arising from financing activities	56,041	47,863	105,369	38,083
Borrowings	186,154	92,777	324,853	451,670
Sale and leaseback liabilities and other lease liabilities	27,811	10,262	29,115	7,731
	620,904	150,902	459,337	497,484

	Less than 1 year US$’000	Between 1 and 2 years US$’000	Between 2 and 5 years US$’000	Over 5 years US$’000
At 31 December 2024
Trade and other payables, and provisions[1]	312,839	—	—	—
Derivative financial instruments	1,939	—	—	—
Interest payments arising from financing activities	55,598	33,239	53,365	15,659
Borrowings	253,803	231,878	92,550	-
Sale and leaseback liabilities and other lease liabilities	84,029	48,834	146,842	269,773
	708,208	313,951	292,757	285,432

	Less than 1 year US$’000	Between 1 and 2 years US$’000	Between 2 and 5 years US$’000	Over 5 years US$’000
At 31 December 2023
Trade and other payables, and provisions[1]	385,478	—	—	—
Derivative financial instruments	276	—	—	—
Interest payments arising from financing activities	60,437	50,567	78,168	31,528
Borrowings	175,900	148,090	228,992	24,386
Sale and leaseback liabilities and other lease liabilities	94,071	79,666	198,617	354,043
	716,162	278,323	505,777	409,957

[1]	Excluding provisions

20.	Financial risk management (continued)

(d)	Capital risk

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

These requirements are monitored quarterly and reported to management and the board of directors. During the financial years ended 31 December 2025, 2024 and 2023, the Group is in compliance with all externally imposed capital requirements.

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

(3)	inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3).

20.	Financial risk management (continued)

	Carrying amount					Fair value
	Note	Fair value hedging instruments/ Mandatorily at FVTPL - others US$’000	Financial assets at amortised cost US$’000	FVOCI – equity instruments US$’000	Total US$’000	Level 1 US$’000	Level 2 US$’000	Level 3 US$’000	Total US$’000
At 31 December 2025
Financial assets measured at fair value
Loans receivable from joint venture	9	7,046	—	—	7,046	—	—	7,046	7,046
Forward foreign exchange contracts	8	267	—	—	267	—	267	—	267
Forward freight agreements	8	590	—	—	590	—	590	—	590
Interest rate swaps used for hedging	8	8,007	—	—	8,007	—	8,007	—	8,007
Other investments		—	—	297,581	297,581	284,981	—	12,600	297,581
		15,910	—	297,581	313,491
Financial assets not measured at fair value
Loans receivable from joint ventures	9	—	52,799	—	52,799
Trade and other receivables, and prepayments[1]	12	—	450,087	—	450,087
Restricted cash	13	—	10,000	—	10,000
Cash at bank and on hand	13	—	103,609	—	103,609
Cash retained in the commercial pools	13	—	88,966	—	88,966
		—	705,461	—	705,461

[1]	Excluding prepayments

20.	Financial risk management (continued)

	Carrying amount				Fair value
	Note	Fair value – hedging instruments US$’000	Other financial liabilities US$’000	Total US$’000	Level 1 US$’000	Level 2 US$’000	Level 3 US$’000	Total US$’000
At 31 December 2025
Financial liabilities measured at fair value
Forward foreign exchange contract	8	(163)	—	(163)	—	(163)	—	(163)
Financial liabilities not measured at fair value
Bank borrowings	16	—	(1,048,125)	(1,048,125)
Sale and leaseback liabilities and other lease liabilities	16	—	(74,851)	(74,851)
Trade and other payables, and provisions[2]	17	—	(350,735)	(350,735)
		—	(1,473,711)	(1,473,711)

[2]	Excluding provisions

20.	Financial risk management (continued)

		Carrying amount				Fair value
	Note	Fair value hedging instruments/ Mandatorily at FVTPL - others US$’000	Financial assets at amortised cost US$’000	FVOCI- equity instrument US$’000	Total US$’000	Level 1 US$’000	Level 2 US$’000	Level 3 US$’000	Total US$’000
At 31 December 2024
Financial assets measured at fair value
Forward freight agreements	8	1,690	—	—	1,690	—	1,690	—	1,690
Interest rate swaps used for hedging	8	22,935	—	—	22,935	—	22,935	—	22,935
Interest rate caps	8	—	—	—	—	—	—	—	—
Other investments		—	—	23,069	23,069	—	—	23,069	23,069
		24,625	—	23,069	47,694

Financial assets not measured at fair value
Loans receivable from joint ventures	9	—	64,133	—	64,133
Trade and other receivables, and prepayments[1]	12	—	487,677	—	487,677
Restricted cash	13	—	13,542	—	13,542
Cash at bank and on hand	13	—	195,271	—	195,271
Cash retained in the commercial pools	13	—	88,297	—	88,297
		—	848,920	—	848,920

[1]	Excluding prepayments

		Carrying amount			Fair value
	Note	Fair value – hedging instruments US$’000	Other financial liabilities US$’000	Total US$’000	Level 1 US$’000	Level 2 US$’000	Level 3 US$’000	Total US$’000
At 31 December 2024
Financial liabilities measured at fair value
Forward foreign exchange contracts	8	(1,048)	—	(1,048)	—	(1,048)	—	(1,048)
Forward freight agreements	8	(891)	—	(891)	—	(891)	—	(891)
		(1,939)	—	(1,939)
Financial liabilities not measured at fair value
Bank borrowings	16	—	(575,376)	(575,376)
Sale and leaseback liabilities and other lease liabilities	16	—	(546,873)	(546,873)
Trade and other payables, and provisions[2]	17	—	(312,839)	(312,839)
		—	(1,435,088)	(1,435,088)

[2]	Excluding provisions

20.	Financial risk management (continued)

	Carrying amount					Fair value
	Note	Fair value hedging instruments/ Mandatorily at FVTPL - others US$’000	Financial assets at amortised cost US$’000	FVOCI- equity instrument US$’000	Total US$’000	Level 1 US$’000	Level 2 US$’000	Level 3 US$’000	Total US$’000
At 31 December 2023
Financial assets measured at fair value
Forward foreign exchange contracts	8	449	—	—	449	—	449	—	449
Forward freight agreements	8	1,512	—	—	1,512	—	1,512	—	1,512
Interest rate swaps used for hedging	8	45,964	—	—	45,964	—	45,964	—	45,964
Other investments		—	—	23,953	23,953	—	—	23,953	23,953
		47,925	—	23,953	71,878
Financial assets not measured at fair value
Loans receivable from joint ventures	9	—	69,626	—	69,626
Trade and other receivables, and prepayments[1]	12	—	568,436	—	568,436
Restricted cash	13	-	13,381	-	13,381
Cash at bank and on hand	13	—	141,621	—	141,621
Cash retained in the commercial pools	13	—	80,900	—	80,900
		—	873,964	—	873,964

[1]	Excluding prepayments

		Carrying amount			Fair value
	Note	Fair value – hedging instruments US$’000	Other financial liabilities US$’000	Total US$’000	Level 1 US$’000	Level 2 US$’000	Level 3 US$’000	Total US$’000
At 31 December 2023
Financial liabilities measured at fair value
Forward freight agreements	8	(276)	—	(276)	—	(276)	—	(276)
Financial liabilities not measured at fair value
Bank borrowings	16	—	(572,511)	(572,511)
Sale and leaseback liabilities and other lease liabilities	16	—	(679,479)	(679,479)
Trade and other payables, and provision[2]	17	—	(385,478)	(385,478)
		—	(1,637,468)	(1,637,468)

[2]	Excluding provisions

(e)	Accounting classifications and fair values (continued)

The Group has Level 1 financial assets but no Level 1 financial liabilities as at 31 December 2025. (31 December 2024 and 31 December 2023: No Level 1 financial assets and liabilities).

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

These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. These financial instruments are included in Level 2, as all significant inputs required to fair value an instrument are observable. For financial instruments included in Level 3, other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments.

20.	Financial risk management (continued)

(f)	Measurement of fair values

The carrying amounts of current financial assets and liabilities, measured at amortised cost, approximate their fair values, due to the short term nature of the balances. The carrying amounts of the non-current loans receivable from joint ventures measured at amortised cost approximate their fair values since the interest rates are re-priceable at three-month intervals. The fair values of financial liabilities measured at amortised cost are estimated by discounting the future contractual cash flows at current market interest rates, determined as those that are available to the Group at balance sheet date for similar financial instruments.

The Group’s investments in equity instruments are long term and strategic in nature and are not held for the purpose of trading. The Group has elected to designate these other investments at FVOCI. The fair value of the Group’s investments in equity instruments are as follows:

	2025 US$’000	2024 US$’000	2023 US$’000
Investment in ZeroNorth A/S (formerly known as Alpha Ori Technology Holdings Pte Ltd “Alpha Ori”)	2,344	2,344	3,428
Investment in Diginex Solutions (HK) Limited (“Diginex”)	7,806	525	525
Investment in Clean Hydrogen Works, LA-1, LLC (“CHW-LA1”)	10,054	20,000	20,000
Investment in Vanguard Tech, Inc. (“Vanguard”)	200	200	—
Investment in TORM plc (“TORM”)	277,177	—	—
	297,581	23,069	23,953

The Group does not hold more than 20% equity interest in these equity investments. The Group has neither significant influence nor joint control or control through investments in common stock or in-substance common stock. Therefore, it is precluded from applying the equity method of accounting.

For the financial year ended 2025, the Group acquired 14.2 million A shares in TORM for a total consideration of US$311.4 million, representing about 13.97% of TORM’s issued share capital.

If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3. The assessment of the fair value of investments in unquoted equity instruments is performed on a quarterly basis based on the latest available data that is reasonably available to the Group.

Valuation techniques and inputs used in Level 3 fair value measurements

The Group has investments in unquoted equity instruments measured at FVOCI and loans receivable from a joint venture measured at FVTPL that are measured using Level 3 fair value measurements.

The Group’s investment in unquoted equity instruments measured at FVOCI was valued using combination of income, cost and market approach based on the Group’s best estimate, which is determined by using information including but not limited to the pricing of recent rounds of financing of the investees and information generated from arm’s-length market transactions involving identical or comparable assets or liabilities. The estimated fair value of the investments would either increase or decrease based on the latest available data that is reasonably available to the Group at each balance sheet date. No sensitivity analysis is presented as the information used by the Group to determine the fair values of its investments are based on latest rounds of financing that have concluded and actual market transactions.

The following table shows a reconciliation from the opening balance to the closing balance of the Group’s investment in unquoted equity instruments measured at Level 3 fair value:

	2025 US$’000	2024 US$’000	2023 US$’000
Opening balance	23,069	23,953	3,825
Acquisition of equity investments at FVOCI	—	862	10,408
Conversion of debt into equity	36	—	—
Equity investments at FVOCI – net change in fair value (unrealised)	(2,699)	1,186	9,720
Disposal of other investments	—	(2,932)	—
Transfer from Level 3 to Level 1	(7,806)	—	—
Closing balance	12,600	23,069	23,953

20.	Financial risk management (continued)

There were no transfers between Levels 2 and 3 during the year.

There was a transfer from Level 3 to Level 1 as Diginex successfully listed on a stock exchange.

The following table shows a reconciliation from the opening balance to the closing balance of the Group’s loans receivable from a joint venture measured at Level 3 fair value:

	2025 US$’000	2024 US$’000	2023 US$’000
Opening balance	—	—	—
Issuance of convertible loan notes to a joint venture	7,046	—	—
Closing balance	7,046	—	—

(g)	Offsetting financial assets and financial liabilities

The Group’s financial assets and liabilities are not subjected to enforceable master netting arrangements or similar arrangements. Financial derivatives, financial assets and financial liabilities are presented separately on the consolidated balance sheet, without netting off of balances.

21.	Related party transactions

In addition to the related party information disclosed elsewhere in the consolidated financial statements, the following transactions took place between the Group and related parties during the financial year on commercial terms agreed by the parties:

	2025	2024
	US$’000	US$’000
Purchase of services from related parties[1]
Support service fees to related parties	(7,553)	(6,313)
Rental expenses to a related party	(926)	(893)

Rendering of services to related parties[1]
Management fee income from related parties	28	4

Other transactions with related parties[1]
Service fee paid on behalf of/settled on behalf by related parties[2]	(76,283)	(75,268)

Transactions with joint ventures
Support service fees to a joint venture	(546)	—
Management fee expense to a joint venture	(1,074)	—
Management fee income from joint ventures[2]	5,180	1,045
Interest income from loans to joint ventures[2]	2,944	3,799

Other transactions with joint ventures
Service fee paid on behalf of/settled on behalf by joint ventures[2]	(7,204)	(10,029)

Pool arrangements
Revenue distributed to a joint venture	61,484	77,107

[1]	Related parties refer to subsidiaries of holding companies that have significant influence in the Group.

[2]
Revisions were made to prior year comparatives as the Group did not disclose related parties transactions in relation to service fee paid on behalf of/settle on behalf by related parties of US$75,268,000, management fee income from joint ventures of US$1,045,000, interest income from loans to joint ventures of US$3,799,000 and service fee paid on behalf of/settled on behalf by joint ventures of US$10,029,000 in the financial statements for the year ended 31 December 2024. These revisions are determined to be immaterial by the Group.

Key management personnel compensation
	2025 US$’000	2024 US$’000
Fixed
Salary (annual) including pension	1,346	1,320
Variable
Cash bonus	2,474	2,455
Share-based compensation	1,408	1,281
Director’s fees	532	433

Key management personnel are defined as the Group’s Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and board of directors.

For LTIP 2025, the CEO has received 770,533 options (2024: 617,581). The CFO has received 193,475 options (2024: 134,479). The CEO and CFO do not receive pension as part of the remuneration package. This is considered to be included in the fixed salary. Non-monetary benefits can include standard employment benefits such as newspaper, telephone, laptop and internet access.

22.	Segment information

Operating segments are determined based on the reports submitted to the chief operating decision maker (“CODM”) who is the Group’s CEO, to make strategic decisions, including allocating resources and assessing performance of the operating segments. There were no changes to the Group’s operating segments during the financial year ended 31 December 2025 as compared to the financial year ended 31 December 2024. For the financial year ended 31 December 2024, with the redelivery of its Specialised vessel and the Group’s exit from the Chemical-Stainless segment, the Group has four main operating segments. During the financial year ended 31 December 2023, the CODM reorganised the business into six main operating segments, following the addition of the Specialised segment. For the financial year ended 31 December 2025 and 2024, the operating segments are as follows:

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

The Specialised segment consists of vessels between 5,000 DWT 19,999 DWT in size.

During the financial year ended 31 December 2023, the group exited the Chemical-Stainless segment after disposing of its Chemical-Stainless vessels that were previously acquired through the acquisition of Chemical Tankers Inc.; and the Group exited the Specialised segment after redelivering its only Specialised vessel.

Management assesses the performance of the operating segments based on operating profit before depreciation, amortisation, impairment and gain on disposals of vessels (“Operating EBITDA”). This measurement basis excludes the effects of impairment charges and gain on disposals of vessels that are not expected to recur regularly in every financial period. Interest income and finance expenses, which result from the Group’s capital and liquidity position that is centrally managed for the benefit of various activities, general and administrative expenses, and specific items within other operating income including bunker management fee income from external party are not allocated to segments.

	LR2 US$’000	LR1 US$’000	MR US$’000	Handy US$’000	Total US$’000
2025
Revenue (Hafnia Vessels and TC Vessels)	110,416	374,469	675,708	261,238	1,421,831
Revenue (External Vessels in Disponent-Owner Pools)[1]	75,769	229,896	475,568	78,845	860,078
Voyage expenses (Hafnia Vessels and TC Vessels)	(33,473)	(123,492)	(213,999)	(94,993)	(465,957)
Voyage expenses (External Vessels in Disponent-Owner Pools)[1]	(27,362)	(87,221)	(186,805)	(28,178)	(329,566)
Pool distributions for External Vessels in Disponent-Owner Pools[1]	(48,407)	(142,675)	(288,763)	(50,667)	(530,512)

TCE Income#	76,943	250,977	461,709	166,245	955,874
Other operating income	3,718	5,298	10,379	5,837	25,232
Vessel operating expenses	(16,182)	(68,051)	(134,338)	(63,552)	(282,123)
Technical management expenses	(1,837)	(6,810)	(13,052)	(5,383)	(27,082)
Charter hire expenses	-	(6,842)	(26,573)	-	(33,415)
Operating EBITDA	62,642	174,572	298,125	103,147	638,486
Depreciation charge	(11,951)	(58,778)	(94,645)	(35,989)	(201,363)
					437,123
Unallocated[2]					(94,946)
Profit before income tax					342,177

#
“TCE income” denotes “time charter equivalent income” which represents revenue from time charters and voyage charters less voyage expenses comprising primarily brokers’ commission, fuel oil and port charges. TCE is a standard measure used in the shipping industry for reporting of income, providing improved comparability across different types of charters.

1
“External Vessels in Disponent-Owner Pools” means vessels that are commercially managed by the Group in the Disponent-Owner Pool arrangements that are not Hafnia Vessels or TC Vessels. See Note 2.3(a) for details on the accounting for pool arrangements.

2
The unallocated amount consists of depreciation charge of other property, plant and equipment, interest income and finance expenses, general and administrative expenses; and other operating income such as insurance claims and share of profit of equity-accounted investees which are not allocated to segments.

22.	Segment information (continued)

	LR2 US$’000	LR1 US$’000	MR US$’000	Handy US$’000	Total US$’000
2024
Revenue (Hafnia Vessels and TC Vessels)	125,387	522,837	915,186	372,186	1,935,596
Revenue (External Vessels in Disponent-Owner Pools)[1]	86,168	318,499	438,245	90,139	933,051
Voyage expenses (Hafnia Vessels and TC Vessels)	(31,693)	(142,405)	(251,887)	(118,332)	(544,317)
Voyage expenses (External Vessels in Disponent-Owner Pools)[1]	(34,080)	(112,980)	(156,931)	(28,811)	(332,802)
Pool distributions for External Vessels in Disponent-Owner Pools[1]	(52,088)	(205,519)	(281,314)	(61,328)	(600,249)

TCE Income#	93,694	380,432	663,299	253,854	1,391,279
Other operating income	2,374	6,824	11,001	3,533	23,732
Vessel operating expenses	(15,624)	(64,451)	(132,876)	(65,090)	(278,041)
Technical management expenses	(1,947)	(7,358)	(13,619)	(5,249)	(28,173)
Charter hire expenses	—	(8,974)	(39,522)	—	(48,496)
Operating EBITDA	78,497	306,473	488,283	187,048	1,060,301
Depreciation charge	(13,837)	(58,881)	(107,936)	(33,339)	(213,993)
					846,308
Unallocated[2]					(67,855)
Profit before income tax					778,453

#
“TCE income” denotes “time charter equivalent income” which represents revenue from time charters and voyage charters less voyage expenses comprising primarily brokers’ commission, fuel oil and port charges. TCE is a standard measure used in the shipping industry for reporting of income, providing improved comparability across different types of charters.

1
“External Vessels in Disponent-Owner Pools” means vessels that are commercially managed by the Group in the Disponent-Owner Pool arrangements that are not Hafnia Vessels or TC Vessels. See Note 2.3(a) for details on the accounting for pool arrangements.

2	The unallocated amount consists of depreciation charge of other property, plant and equipment, interest income and finance expenses, general and administrative expenses; and other operating income such as insurance claims and share of profit of equity-accounted investees which are not allocated to segments.

22.	Segment information (continued)

	LR2 US’000	LR1 US’000	MR US$’000	Handy US$’000	Chemical- Stainless US$’000	Specialised US$’000	Total US$’000
2023
Revenue (Hafnia Vessels and TC Vessels)	111,164	536,309	901,038	364,814	(226)	2,373	1,915,472
Revenue (External Vessels in Disponent-Owner Pools)[1]	55,221	288,512	283,857	128,644	—	—	756,234
Voyage expenses (Hafnia Vessels and TC Vessels)	(30,339)	(151,725)	(246,919)	(118,772)	(36)	(1,074)	(548,865)
Voyage expenses (External Vessels in Disponent-Owner Pools)[1]	(19,416)	(108,241)	(106,141)	(45,951)	—	—	(279,749)
Pool distributions for External Vessels in Disponent-Owner Pools[1]	(35,805)	(180,271)	(177,716)	(82,693)	—	—	(476,485)

TCE Income#	80,825	384,584	654,119	246,042	(262)	1,299	1,366,607
Other operating income	1,781	8,865	9,258	7,188	(705)	3,747	30,134
Vessel operating expenses	(15,267)	(66,884)	(125,393)	(61,211)	(109)	(5)	(268,869)
Technical management expenses	(1,656)	(7,109)	(11,711)	(5,216)	—	—	(25,692)
Charter hire expenses	—	(9,234)	(24,034)	(1)	—	(1,302)	(34,571)
Operating EBITDA	65,683	310,222	502,239	186,802	(1,076)	3,739	1,067,609
Depreciation charge	(13,743)	(58,099)	(104,808)	(32,784)	—	—	(209,434)
							858,175
Unallocated[2]							(58,649)
Profit before income tax							799,526

#
“TCE income” denotes “time charter equivalent income” which represents revenue from time charters and voyage charters less voyage expenses comprising primarily brokers’ commission, fuel oil and port charges. TCE is a standard measure used in the shipping industry for reporting of income, providing improved comparability across different types of charters.

1
“External Vessels in Disponent-Owner Pools” means vessels that are commercially managed by the Group in the Disponent-Owner Pool arrangements that are not Hafnia Vessels or TC Vessels. See Note 2.3(a) for details on the accounting for pool arrangements.

2
The unallocated amount consists of depreciation charge of other property, plant and equipment, interest income and finance expenses, general and administrative expenses; and other operating income such as insurance claims and share of profit of equity-accounted investees which are not allocated to segments.

22.	Segment information (continued)

Geographical segments’ revenue

The Group’s vessels operate on an international platform with individual vessels calling at various ports across the globe. The Group does not consider the domicile of its customers as a relevant decision-making guideline, and hence does not consider it meaningful to allocate vessels and revenue to specific geographical locations.

Major customers

Revenues from the top five major customers (by grouping of legal entities known to the Group to be under common control) of the Group across all operating segments represent US$675.4 million (2024: US$937.7 million, 2023: US$870.0 million) of the Group’s total revenues.

For the financial year ended 31 December 2025, none (2024: Two; 2023: One) of the Group’s customers (by grouping of legal entities known to the Group to be under common control) represented 10% or more of the Group’s revenue. Below is the segment information specific to such customers for the financial years ended 31 December 2024 and 2023.
	LR2 US’000	LR1 US’000	MR US$’000	Handy US$’000	Total US$’000	Percentage %

2024	24,598	159,532	112,969	15,712	312,811	10.9%
2023	18,712	181,099	108,107	2,479	310,397	11.6%

23.	Dividends paid

	2025 US$’000	2024 US$’000	2023 US$’000
Dividend paid in respect of Q4 2024 of US$0.0294 (Q4 2023: US$0.2431, Q4 2022: US$0.3157) per share	14,632	123,520	159,204
Dividend paid in respect of Q1 2025 of US$0.1015 (Q1 2024: US$0.3443, Q1 2023: US$0.3044) per share	50,546	175,666	154,078
Dividend paid in respect of Q2 2025 of US$0.1210 (Q2 2024 of US$0.4049 ,Q2 2023: US$0.2528) per share	60,257	207,333	127,980
Dividend paid in respect of Q3 2025 of US$0.1470 (Q3 2024: US$0.3790 Q3 2023: US$0.2032) per share	73,204	193,364	102,874
	198,639	699,883	544,136

The directors declared a dividend of US$0.1762 (2024: US$0.0294, 2023: US$0.2431) per share or US$88.1 million (2024: US$14.6 million, 2023: US$123.5 million) in respect of Q4 2025. The dividend will be paid in the month of March 2026.

The total dividends paid in respect of the financial year ended 31 December 2025 amounted to US$0.3695 (2024: US$1.1581, 2023: US$0.7575) per share or US$184.0 million (2024: US$576.4 million, 2023: US$384.9 million).

Under the Singapore Companies Act 1967, dividends are only payable out of profits of the Company; and not the profits of any group that the Company is part of.

The Group has acted in accordance with the provisions of the Singapore Companies Act 1967 when declaring dividends.

24.	Events occurring after balance sheet date

On 12 January 2026, the Group sold and delivered a MR vessel, Hafnia Libra, to an external party.

On 26 January 2026, the Group sold and delivered a MR vessel, Hafnia Phoenix, to an external party.

On 27 January 2026, the Group took delivery of an IMO-II MR vessel, Ecomar Gironde, through its ECOMAR joint venture.

On 18 February 2026, the Group committed to the sale of Hafnia Leo and Hafnia Crux to external parties, pending delivery.

On 25 February 2026, the Group committed to the sale of Hafnia Torres to an external party, pending delivery.

On 27 February 2026, the Group entered into a US$100 million unsecured revolving credit facility with China Merchants Bank, with a final maturity date of 27 February 2029.

On 27 February 2026, the Group entered into a US$100 million unsecured revolving credit facility with ICBC Bank, with a final maturity date of 5 March 2027.

On 16 March 2026, the Group sold and delivered an LR1 vessel, Hafnia Zambesi, to an external party.

On 17 March 2026, the Company granted a total of 2,489,948 share options to key management and senior employees under the LTIP 2026 share option program.

On 20 March 2026, the Group sold and delivered an LR1 vessel, Hafnia Yangtze, to an external party.

On 27 March 2026, the Group sold and delivered a Handy vessel, Hafnia Malacca, to an external party.

On 27 March 2026, the Company cancelled 12,721,253 treasury shares.

On 31 March 2026, the Group sold and delivered an LR1 vessel, Hafnia Seine, to an external party.

On 31 March 2026, the Group cancelled its US$473 million facility and fully repaid the outstanding term loan.

On 3 April, 2026, the Group announced that it had signed a contract for the construction of eight MR newbuild product tankers from a South Korean shipyard, with a total purchase price of approximately US$405 million; with deliveries expected between the third quarter of 2028 and the second quarter of 2029.

On 9 April 2026, the Group sold and delivered two Handy vessels, Hafnia Sunda and Hafnia Magellan, to an external party.

On 13 April 2026, the Group sold and delivered an LR1 vessel, Hafnia Shinano, to an external party.

The Group intends to wind down its Handy and LR2 pool operations in the upcoming financial year. The Group will exit the Handy segment upon the completion of the sale of its Handy vessels, while the majority of its owned LR2 vessels will be employed via time charters.

25.	Listing of companies in the Group

The material companies of the Group are as follows:

Name of companies		Principal activities	Place of incorporation	Equity holding 2025%	Equity holding 2024%	Equity holding 2023%
BW Aldrich Pte. Ltd.		Shipowning	Singapore	100	100	100
BW Clearwater Pte. Ltd.		Shipowning	Singapore	100	100	100
Hafnia Pools Pte. Ltd.		Chartering	Singapore	100	100	100
Hafnia SG Pte. Ltd.		Management company	Singapore	100	100	100
Hafnia Tankers Singapore Sub-Holding Pte. Ltd.		Shipowning	Singapore	100	100	100
Hafnia Tankers Shipholding Alpha Pte. Ltd.		Shipowning	Singapore	100	100	100
Hafnia One Pte. Ltd.		Shipowning	Singapore	100	100	100
Hafnia Tankers Shipholding Singapore Pte. Ltd.		Shipowning	Singapore	100	100	100
Hafnia Tankers Shipholding 2 Singapore Pte. Ltd.		Shipowning	Singapore	100	100	100
Hafnia Tankers Chartering Singapore Pte. Ltd.		Chartering	Singapore	100	100	100
Hafnia Chemical Tankers Pte. Ltd.	a	Shipowning and chartering	Singapore	100	100	100
Hafnia Chem Shipholding Pte. Ltd.	b	Shipowning	Singapore	100	100	100

(a)	This company established a DMCC branch in Dubai, UAE on 30 October 2024.
(b)	This company was registered in 2023.